As filed with the Securities and Exchange Commission on November 12, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Southport Acquisition Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	86-3483780 (I.R.S. Employer Identification Number)

For co-registrants, see “Table of Co-Registrants” on the following page

268 Post Road

Suite 200

Fairfield, CT 06824

(917) 503-9722

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeb Spencer

Chief Executive Officer

c/o Southport Acquisition Corporation

268 Post Road

Suite 200

Fairfield, CT 06824

(917) 503-9722

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew M. Guest, Esq. Raaj S. Narayan, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Neal Harmon Chief Executive Officer Angel Studios, Inc. 295 W Center Street Provo, Utah 84601 (760) 933-8437	Mark Bonham, Esq. Brian Hirshberg, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 (212) 506-2500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed joint proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Registrant and co-registrant:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant and co-registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant and co-registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Angel Studios, Inc.	Delaware	7812	46-5217451
(1)	The Co-Registrant has the following principal executive office:
295 W Center St.
Provo, UT 84601

(2)	The agent for service for the Co-Registrant is:

Angel Studios, Inc.
Attn: Arthur Van Wagenen
295 W Center St.
Provo, UT 84601

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary joint proxy statement/prospectus until the registration statement filed with the SEC is declared effective. This preliminary joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2024

PROXY STATEMENT FOR SPECIAL MEETING OF

STOCKHOLDERS AND SPECIAL MEETING OF

PUBLIC WARRANTHOLDERS OF SOUTHPORT

ACQUISITION CORPORATION

PROXY STATEMENT FOR SPECIAL MEETING OF

STOCKHOLDERS OF ANGEL STUDIOS, INC.

PROSPECTUS FOR 99,097,103 SHARES OF CLASS A COMMON STOCK AND

87,387,966 SHARES OF CLASS B COMMON STOCK OF

SOUTHPORT ACQUISITION CORPORATION

(WHICH WILL BE RENAMED ANGEL STUDIOS, INC.)

Dear Stockholders and Warrantholders of Southport Acquisition Corporation and Stockholders of Angel Studios, Inc.:

The board of directors of Southport Acquisition Corporation, a Delaware corporation (“SAC”), and the board of directors of Angel Studios, Inc., a Delaware corporation (“ASI”), have each approved (i) the merger of Sigma Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of SAC, with and into ASI (the “Merger” or “Business Combination”), with ASI surviving the Merger as a wholly owned subsidiary of SAC, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 11, 2024, by and among SAC, Merger Sub and ASI, attached to this joint proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this joint proxy statement/prospectus; and (ii) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, SAC will be renamed “Angel Studios, Inc.” The “Combined Company” shall refer to SAC, as so renamed, immediately after the Merger’s closing.

At the effective time of the Merger, among other things, each share of ASI common stock outstanding as of immediately prior to the effective time of the Merger (other than (i) any shares of ASI common stock subject to ASI Options (as defined below), (ii) any shares of ASI common stock held in treasury by ASI, which treasury shares shall be canceled as part of the Merger and (iii) any shares of ASI common stock held by stockholders of ASI who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the Delaware General Corporation Law (the shares described in clauses (i) through (iii), collectively, the “Excluded Shares”)) will be converted into the right to receive the applicable portion of an aggregate number of shares of Combined Company Common Stock (as defined below) equal to the quotient obtained by dividing (x) the Base Purchase Price (as defined below) by (y) $10.00 (such quotient, the “Aggregate Merger Consideration”). The “Base Purchase Price” is equal to the sum of $1.5 billion (the pre-transaction equity value of ASI) plus the aggregate gross proceeds of any financing entered into by ASI between the date of the Merger Agreement and the closing of the Business Combination (the “Closing”).

In furtherance of the foregoing, at the effective time of the Merger, among other things:

●	each share of ASI common stock issued and outstanding as of immediately prior to the effective time of the Merger (other than the Excluded Shares), will be canceled and converted into the right to receive a number of shares of the Corresponding Class (as defined below) of Combined Company Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate number of shares of ASI common stock issued and outstanding immediately prior to the Merger (other than any shares of ASI common stock held in treasury by ASI) (such quotient, the “Merger Consideration Per Fully Diluted Share”), with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made in lieu of fractional shares eliminated by rounding); and

●	each option to purchase shares of ASI common stock (an “ASI Option”) outstanding as of immediately prior to the effective time of the Merger will be converted into a number of options to purchase shares of the Corresponding Class of Combined Company Common Stock (the “Combined Company Options”) and the exercise price thereof will be adjusted. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Consideration—Treatment of ASI Options.” Accordingly, this joint proxy statement/prospectus also relates to the issuance by the Combined Company of shares of Combined Company Common Stock upon the exercise of Combined Company Options.

At the effective time, and subsequent to SAC’s filing of the proposed amendments to its governing documents described in this joint proxy statement/prospectus, the Combined Company will have a dual-class structure, with the Combined Company Class A common stock having one vote per share and the Combined Company Class B common stock having ten votes per share (the Combined Company Class A and Class B common stock, together, the “Combined Company Common Stock”). As used herein, “Corresponding Class” refers to: (i) for ASI Class A common stock, Combined Company Class A common stock; (ii) for ASI Class B common stock, Combined Company Class B common stock; (iii) for ASI Class C common stock, Combined Company Class A common stock; and (iv) for ASI Class F common stock, Combined Company Class B common stock.

The Combined Company’s dual-class common stock structure will have the effect of concentrating more than 50% of voting power with holders of Combined Company Class B common stock, including ASI’s co-founder and Chief Executive Officer, Mr. Neal Harmon, who together will hold a majority of the combined voting power of the Combined Company Common Stock, and therefore will be able to control the outcome of all matters submitted to the Combined Company’s stockholders for approval so long as the shares of Combined Company Class B common stock represent at least 9.1% of all outstanding shares of Combined Company Common Stock. As a result, at the Closing, the Combined Company will be considered a “controlled company” within the meaning of the NYSE American LLC (the “NYSE American”) corporate governance listing standards and will qualify for, and if the Combined Company so elects, may rely on exemptions from certain NYSE American corporate governance listing standards. However, the Combined Company does not currently intend to take advantage of any of these exemptions.

In connection with the Business Combination, certain related agreements have been entered into or will be entered into on or prior to the Closing, including (i) the Sponsor Support Agreement (as defined below), (ii) the ASI Holders Support Agreement (as defined in the accompanying joint proxy statement/prospectus), (iii) the Registration Rights Agreement (as defined in the accompanying joint proxy statement/prospectus) and (iv) the Lock-Up Agreement (as defined in the accompanying joint proxy statement/prospectus). For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements” in the accompanying joint proxy statement/prospectus.

On September 10, 2024, prior to the signing of the Merger Agreement, ASI sold an aggregate of 661,375 shares of ASI Class C common stock (the “ASI Reg A Offering”) pursuant to an offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”). The ASI Reg A Offering was conducted pursuant to ASI’s offering statement on Form 1-A, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2024, as subsequently amended and filed with the SEC on each of August 9, 2024 and August 27, 2024, and as qualified by the SEC on August 29, 2024 (the “ASI Reg A Offering Statement”). The price of the ASI Class C common stock was $30.24 per share, for gross proceeds of approximately $20.0 million. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, LP (“Off the Chain”), a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C common stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C common stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C common stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities.

ASI and SAC intend to seek additional capital from investors to support the Combined Company post-Closing, and the terms of such financing will be disclosed in subsequent amendments to the accompanying joint proxy statement/prospectus as applicable. The Business Combination is not subject to a minimum cash or financing condition.

SAC Class A common stock, SAC public warrants and SAC units are currently listed on the OTC Pink Marketplace under the ticker symbols “PORT,” “PORTW” and “PORTU,” respectively. SAC is applying to have the Combined Company Class A common stock listed on the NYSE American under the ticker symbol “AGSD.” It is a condition of the consummation of the Business Combination that SAC receives confirmation from the NYSE American (or another nationally recognized stock exchange in the United States as may be agreed by SAC and ASI) that the securities have been conditionally approved for listing on such exchange, but there can be no assurance such listing conditions will be met or that SAC will obtain such confirmation from such exchange. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the applicable condition set forth in the Merger Agreement is waived by the applicable parties.

SAC’s deadline to consummate its initial business combination is currently December 14, 2024. At the time of SAC’s IPO (as defined below), SAC’s deadline to consummate an initial business combination was set to June 14, 2023 (or 18 months after the IPO). On June 9, 2023, SAC’s stockholders approved a proposal to amend SAC’s amended and restated certificate of incorporation (the “SAC Charter”) to extend SAC’s deadline from June 14, 2023 to September 14, 2023 and to allow SAC’s board of directors, without another stockholder vote, to elect to further extend the deadline after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024. SAC’s board of directors subsequently approved six monthly extensions to SAC’s deadline from September 14, 2023 to March 14, 2024. On March 14, 2024, SAC held a second special meeting of stockholders and obtained approval to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from March 14, 2024 to December 14, 2024. On October 29, 2024, SAC filed a definitive proxy statement with respect to a special meeting of stockholders (the “Third Extension Special Meeting”) to obtain the approval of SAC’s stockholders to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from December 14, 2024 to September 30, 2025, as contemplated by the Merger Agreement. The accompanying joint proxy statement/prospectus will be updated subsequent to the Third Extension Special Meeting to disclose the results of such meeting.

Compensation Received by the Sponsor and its Affiliates

SAC’s sponsor is Southport Acquisition Sponsor LLC, a Delaware limited liability company formed by SAC’s management team (the “Sponsor”). The Sponsor is owned by Jeb Spencer, SAC’s Chief Executive Officer, Jared Stone, the Chairman of SAC’s board of directors, and certain other investors, including all of SAC’s directors. The Sponsor is controlled by Mr. Spencer and Mr. Stone. The board of managers of the Sponsor consists of Mr. Spencer and Mr. Stone, and Mr. Spencer serves as Chief Executive Officer of the Sponsor. Mr. Spencer and Mr. Stone, together with their affiliates, collectively own approximately 66% of the membership interests in the Sponsor. On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B common stock in exchange for a capital contribution of $25.0 thousand. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B common stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B common stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B common stock of approximately $0.004 per share. Of the 5,750,000 shares of SAC Class B common stock then-outstanding, 750,000 were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was not exercised in SAC’s IPO. The number of shares of SAC Class B common stock outstanding was determined based on the expectation that the shares of SAC Class B common stock would represent 20% of the outstanding shares of SAC common stock upon the completion of the SAC IPO.

On December 14, 2021, SAC consummated the IPO, which involved SAC’s sale of 23,000,000 SAC units at $10.00 per SAC unit, generating gross proceeds of $230.0 million. The 23,000,000 SAC units sold by SAC include 3,000,000 SAC units purchased by the underwriter for the IPO pursuant to the full exercise of its option to purchase up to 3,000,000 additional SAC units to cover over-allotments. Accordingly, no shares of SAC Class B common stock remain subject to forfeiture. Simultaneously with the closing of the IPO, SAC consummated the private sale of an aggregate of 11,700,000 private placement warrants to the Sponsor at a price of $1.00 per warrant, generating proceeds to SAC of $11.7 million.

In connection with the votes to extend SAC’s deadline to consummate an initial business combination, the Sponsor transferred an aggregate of 1,499,996 shares of SAC Class B common stock to third-party investors (the “SAC Third-Party Investors”), and converted 4,200,000 shares of SAC Class B common stock into SAC Class A common stock on a one-for-one basis, as described in further detail in the accompanying joint proxy statement/prospectus.

As of the date of this joint proxy statement/prospectus, the Sponsor holds 4,200,000 shares of SAC Class A common stock, 50,004 shares of SAC Class B common stock and 11,700,000 SAC private placement warrants. Pursuant to the Sponsor Support Agreement, dated as of September 11, 2024, a copy of which is attached as Annex C to the accompanying joint proxy statement/prospectus (the “Sponsor Support Agreement”), the Sponsor has agreed to, immediately prior to and contingent upon the Closing, forfeit all SAC private placement warrants held by it. Accordingly, at the Closing, the Sponsor’s shares of SAC Class A common stock and SAC Class B common stock will be converted into a total of 4,250,004 shares of Combined Company Class A common stock, and no SAC private placement warrants will be outstanding.

Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things, (i) vote in favor of the proposals presented at the SAC Special Meeting (as defined below) and the SAC Warrantholders Meeting (as defined below), (ii) waive its redemption rights in connection with the consummation of the Business Combination with respect to any shares of SAC common stock held by the Sponsor, (iii) pay for expenses incurred by SAC in connection with the Business Combination in excess of an amount equal to (a) $11.0 million minus (b) the aggregate amount of reasonable and documented transaction expenses of ASI or any of its subsidiaries (provided that the amount in clause (b) will not exceed $3.5 million (the “SAC Expense Cap”)), and (iv) until the Closing, fund the ordinary working capital expenses of SAC in connection with the Business Combination. The Sponsor did not receive any compensation in exchange for its agreement to waive its redemption rights. The shares of SAC common stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor Support Agreement also provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC common shares or any other form.

In connection with SAC’s initial public offering (the “IPO”), the Sponsor agreed to lend SAC an aggregate of up to $350.0 thousand to cover expenses related to the IPO pursuant to a promissory note, which was non-interest bearing and payable on completion of the IPO. SAC fully repaid the outstanding balance of the note on December 14, 2021. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination (the “Sponsor Promissory Note”). The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the trust account established at the consummation of the IPO (the “Trust Account”).

At the Closing, pursuant to the Merger Agreement, the Combined Company will use its available cash, including the proceeds from any financing and cash from the Trust Account, to pay certain transaction expenses incurred by SAC in connection with the Business Combination and to reimburse or pay the Sponsor for any outstanding loans or other obligations of SAC to the Sponsor; provided, that the Sponsor will pay for expenses of SAC that exceed the SAC Expense Cap as set forth in the Sponsor Support Agreement. The retention of shares by the Sponsor and its affiliates and the reimbursement payable to the Sponsor at the Closing will not result in a material dilution of the equity interests of non-redeeming SAC public stockholders. For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying joint proxy statement/prospectus.

Conflicts of Interest

The Sponsor and SAC’s officers and directors have interests that are different from, or in addition to (and which may conflict with), the interests of the other holders of SAC Class A common stock. Such interests include the fact that the Sponsor, in which all of SAC’s directors and officers are invested, will lose its entire investment in SAC if SAC does not complete a business combination. The existence of such financial and personal interests of SAC’s directors and officers may result in a conflict of interest on the part of one or more of the directors or officers between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals described below. When you consider the SAC board’s recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder.

These conflicts of interest include, among other things, the interests listed below:

●	the beneficial ownership of the Sponsor of 4,200,000 shares of SAC Class A common stock and 50,004 shares of SAC Class B common stock, which shares, together with 1,499,996 shares of SAC Class B common stock that were transferred to the SAC Third-Party Investors, were acquired for an aggregate investment of $25.0 thousand prior to the IPO and 11,700,000 SAC private placement warrants, which warrants were acquired for an aggregate investment of $11.7 million at the time of the IPO. Such shares and warrants would become worthless if SAC does not complete a business combination by December 14, 2024 or during any extension period, as the Sponsor waived any redemption right with respect to those shares and the SAC private placement warrants would expire and be worthless. Pursuant to the Sponsor Support Agreement, however, the Sponsor agreed to, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC private placement warrants held by the Sponsor; as such, SAC believes such SAC private placement warrants have no value. After giving effect to the Business Combination, the Sponsor would own a total of 4,250,004 shares of Combined Company Class A common stock. Such shares have an aggregate market value of approximately $47.0 million, based on the closing price of SAC Class A common stock of $11.06 on October 29, 2024;
●	the continued indemnification of current directors and officers of SAC and the continuation of directors’ and officers’ liability insurance after the Business Combination;
●	the fact that the Sponsor and SAC’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on SAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;
●	the fact that certain members of the Sponsor and SAC’s directors and officers have participated in the ASI Reg A Offering and may further participate in ASI financing prior to the Closing at a discounted valuation to the valuation of ASI in the Business Combination; and
●	the fact that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if a business combination is not completed.

These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of these considerations.

Pro Forma Ownership

The table below summarizes the pro forma ownership of Combined Company Common Stock following the Business Combination assuming a No Redemption Scenario and a Maximum Redemption Scenario, each of which are described directly below:

●	No Redemption Scenario: This scenario assumes that no SAC public stockholders exercise their right to have their SAC Public Shares (as defined below) redeemed for their pro rata share of the Trust Account.
●	Maximum Redemption Scenario: This scenario assumes that 373,247 SAC Public Shares are redeemed, resulting in an aggregate cash payment of approximately $4.1 million out of the Trust Account based on an assumed redemption price of $11.12 per share based on an aggregate amount of the funds held in the Trust Account of approximately $12.9 million as of October 21, 2024. The Merger Agreement includes as a condition to the Closing that, at the Closing, SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The SAC Charter provides that SAC may not redeem SAC Public Shares to the extent that such redemption would result in SAC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. The Maximum Redemption Scenario reflects the redemption of the maximum number of SAC Public Shares that can be redeemed while allowing the minimum net tangible assets requirement to be met. The Maximum Redemption Scenario includes all adjustments contained in the No Redemption Scenario and presents additional adjustments to reflect the effect of the Maximum Redemption Scenario.

The ownership percentages reflected in the table below are based upon the number of shares of ASI common stock issued and outstanding as of September 11, 2024, and are subject to the following additional assumptions:

●	the total shares of Combined Company Common Stock to be issued to holders of ASI common stock will be 151,000,000;
●	excludes the impact on potential dilution from the 11,700,000 outstanding SAC private placement warrants, which will be forfeited by the Sponsor pursuant to the Sponsor Support Agreement immediately prior to and contingent upon the Closing;
●	excludes the impact on potential dilution from the 11,500,000 outstanding SAC Public Warrants (as defined below), each of which is expected to be converted into 0.1 newly issued share of SAC Class A common stock, with any fractional entitlement being rounded down, subject to approval of the Warrant Amendment Proposal (as defined below); and
●	excludes the impact on potential dilution from ASI Options.

If any of these assumptions are not correct, these percentages will be different.

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		49.9%	79,478,036		50.1%
Combined Company Class B shares held by ASI Stockholders(2)	71,521,964		45.0%	71,521,964		45.1%
Combined Company Class A shares held by Sponsor(3)	4,250,004		2.7%	4,250,004		2.7%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	1.5%	1,939,866	(5)	1.2%
Combined Company Class A shares held by Third-Party SAC Investors(6)	1,499,996		0.9%	1,499,996		0.9%
Total	159,063,113		100.0%	158,689,866		100.0%
(1)	Consists of Combined Company Class A common stock arising from the exchange of the issued and outstanding shares of ASI Class A common stock and ASI Class C common stock upon the Closing.
(2)	Consists of Combined Company Class B common stock arising from the exchange of the issued and outstanding shares of ASI Class B common stock and ASI Class F common stock upon the Closing.
(3)	Consists of 4,200,000 shares of SAC Class A common stock and 50,004 shares of Class B common stock converted on a one-for-one basis into 50,004 shares of Class A common stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC common stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A common stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(5)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A common stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(6)	Consists of 1,499,996 shares of SAC Class B common stock transferred by the Sponsor to third-party investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such third-party investors are not entitled to redemption rights with respect to the shares of SAC Class B common stock held by them.

The table directly below includes the same assumptions as described directly above, however it includes the impact on potential dilution from ASI Options (assuming that all ASI Options are cash-settled):

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		42.3%	79,478,036		42.4%
Combined Company Class A shares held by holders of ASI Options(2)	12,719,067		6.8%	12,719,067		6.8%
Combined Company Class B shares held by ASI Stockholders(3)	71,521,964		38.1%	71,521,964		38.2%
Combined Company Class B shares held by holders of ASI Options(4)	15,866,002		8.5%	15,866,002		8.5%
Combined Company Class A shares held by Sponsor(5)	4,250,004		2.3%	4,250,004		2.3%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(6)	1.2%	1,939,866	(7)	1.0%
Combined Company Class A shares held by Third-Party SAC Investors(8)	1,499,996		0.8%	1,499,996		0.8%
Total	187,648,182		100.0%	187,274,935		100.0%
(1)	Consists of Combined Company Class A common stock arising from the exchange of the issued and outstanding shares of ASI Class A and Class C common stock upon the Closing.
(2)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class C common stock for the right to receive options to purchase Combined Company Class A common stock upon the Closing pursuant to the Merger Agreement.
(3)	Consists of Combined Company Class B common stock arising from the exchange of the issued and outstanding shares of ASI Class B and Class F common stock upon the Closing.
(4)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class F common stock for the right to receive options to purchase Combined Company Class B common stock upon the Closing pursuant to the Merger Agreement.
(5)	Consists of 4,200,000 shares of SAC Class A common stock and 50,004 shares of Class B common stock converted on a one-for-one basis into 50,004 shares of Class A common stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC common stock held by the Sponsor in connection with the consummation of the Business Combination.
(6)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A common stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(7)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(8)	Consists of 1,499,996 shares of SAC Class B common stock transferred by the Sponsor to third-party investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such third-party investors are not entitled to redemption rights with respect to the shares of SAC Class B common stock held by them.

Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

SAC Special Meeting

The SAC board of directors cordially invites the stockholders of SAC to attend a special meeting (the “SAC Special Meeting”) of stockholders of SAC, on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. For purposes of attendance at the SAC Special Meeting, all references in the accompanying joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the SAC Special Meeting.

At the SAC Special Meeting, SAC stockholders will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement (the “Business Combination Proposal”), (ii) a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Combined Company (the “Proposed Charter”), in the form attached to the accompanying joint proxy statement/prospectus as Annex H (the “Charter Proposal”), (iii) six separate proposals with respect to certain governance provisions in the Proposed Charter and the proposed amended and restated bylaws of the Combined Company, in the form attached to the accompanying joint proxy statement/prospectus as Annex I, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, which will be voted upon on a non-binding advisory basis (collectively, the “Governance Proposals”), (iv) a proposal to elect to a staggered board five directors who, upon consummation of the Business Combination, will be the directors of the Combined Company (the “Director Election Proposal”), (v) a proposal to approve for purposes of complying with the applicable provisions of Section 712 and Section 713 of the NYSE American Company Guide, the issuance of Combined Company Common Stock pursuant to the Merger Agreement (the “Stock Issuance Proposal”), (vi) a proposal to approve and adopt the Combined Company’s 2024 Long-Term Incentive Plan (the “2024 Plan” and the “Incentive Equity Plan Proposal,” respectively) and (vii) a proposal to approve the adjournment of the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more of the proposals at the SAC Special Meeting (the “Adjournment Proposal”).

The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Equity Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the SAC Special Meeting. Unless waived by the parties to the Merger Agreement, each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying joint proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety.

As contemplated by the SAC Charter, a holder of shares of SAC Class A common stock issued as part of the SAC units in the IPO (such shares, “SAC Public Shares” and such holder, a “public stockholder”) may request that SAC redeem all or a portion of such stockholder’s SAC Public Shares for cash if the Business Combination is consummated. Public stockholders may elect to redeem their SAC Public Shares even if they vote “FOR” the Business Combination Proposal or any other Condition Precedent Proposal. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the SAC Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company (“Continental”), SAC’s transfer agent, the Combined Company will redeem such SAC Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. If the Business Combination is not consummated, the SAC Public Shares will be returned to the respective holder, broker or bank. For illustrative purposes, as of October 29, 2024, this would have amounted to approximately $11.12 per issued and outstanding public share. However, the proceeds deposited in the Trust Account could become subject to the claims of SAC’s creditors, if any, which could have priority over the claims of the SAC public stockholders, regardless of whether such SAC public stockholder votes or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its SAC Public Shares for cash and will no longer own SAC Public Shares if the Business Combination is consummated. See “Special Meeting of Stockholders of SAC—Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your SAC Public Shares for cash.

Notwithstanding the foregoing, a public stockholder of SAC, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a public stockholder of SAC, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such public stockholder, alone or acting in concert or as a group, will not be restricted in its ability to vote for or against the Business Combination with respect to all of its shares. Furthermore, SAC may not redeem SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

SAC is providing the accompanying joint proxy statement/prospectus and accompanying proxy card to SAC’s stockholders in connection with the solicitation of proxies to be voted at the SAC Special Meeting and at any adjournments of the SAC Special Meeting. Information about the SAC Special Meeting, the Business Combination and other related business to be considered by SAC’s stockholders at the SAC Special Meeting is included in the accompanying joint proxy statement/prospectus. Whether or not you plan to attend the SAC Special Meeting, you are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 65 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of SAC has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SAC’s stockholders in the accompanying joint proxy statement/prospectus.

A majority of the issued and outstanding shares of SAC common stock entitled to vote at the SAC Special Meeting as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum and conduct business at the SAC Special Meeting; provided, however, that for purposes of the Director Election Proposal, a majority of the issued and outstanding shares of SAC Class B common stock as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum for the conduct of such business. The Charter Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of SAC Class A common stock and SAC Class B common stock, voting together as a single class, entitled to vote thereon. The Director Election Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class B common stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon. The Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal require approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A common stock and SAC Class B common stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. None of the proposals is conditioned on the approval by the holders of a majority of the shares of SAC common stock held by stockholders other than the Sponsor or its affiliates. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [    ]% of the issued and outstanding shares of SAC Common Stock (but only approximately 3.2% of the issued and outstanding SAC Class B common stock).

Your vote is very important. Whether or not you plan to attend the SAC Special Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your shares are represented at the SAC Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the SAC Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the SAC Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the SAC Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the SAC Special Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Special Meeting, and will have the same effect as a vote against the Charter Proposal. If you are a stockholder of record and you attend the SAC Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT SAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARE CERTIFICATES (IF ANY) AND ANY OTHER REDEMPTION FORMS TO CONTINENTAL, SAC’S TRANSFER AGENT, AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT SUCH MEETING. YOU MAY TENDER YOUR SHARE CERTIFICATES (IF ANY) AND ANY OTHER REDEMPTION FORM BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND ANY OTHER REDEMPTION FORM TO CONTINENTAL, SAC’S TRANSFER AGENT, OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

SAC Warrantholders Meeting

The SAC board of directors cordially invites the holders of public warrants of SAC (“SAC Public Warrants”) to attend a special meeting (the “SAC Warrantholders Meeting”) of holders of SAC Public Warrants, on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. For purposes of attendance at the SAC Warrantholders Meeting, all references in the accompanying joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the SAC Warrantholders Meeting.

At the SAC Warrantholders Meeting, holders of SAC Public Warrants will be asked to consider and vote upon (i) a proposal to amend the Warrant Agreement, dated as of December 9, 2021 (the “Warrant Agreement”), between SAC and Continental, as warrant agent, in the form attached to the accompanying joint proxy statement/prospectus as Annex G, to provide that, as contemplated by the Merger Agreement, immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A common stock, with any fractional entitlement being rounded down (such amendment, the “Warrant Amendment” and such proposal, the “Warrant Amendment Proposal”) and (ii) a proposal to approve the adjournment of the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrantholders Meeting Adjournment Proposal,” and together with the Warrant Amendment Proposal, the “Warrantholder Proposals”).

The Warrant Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals and the consummation of the Business Combination. Therefore, if any of the Condition Precedent Proposals is not approved, the Warrant Amendment Proposal will have no effect, even if approved by the holders of SAC Public Warrants. The Warrantholders Meeting Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying joint proxy statement/prospectus, which each warrantholder is encouraged to read carefully and in its entirety.

SAC is providing the accompanying joint proxy statement/prospectus and accompanying proxy card to holders of SAC Public Warrants in connection with the solicitation of proxies to be voted at the SAC Warrantholders Meeting and at any adjournments of the SAC Warrantholders Meeting. Information about the SAC Warrantholders Meeting, the Business Combination and other related business to be considered by holders of SAC Public Warrants at the SAC Warrantholders Meeting is included in the accompanying joint proxy statement/prospectus. Whether or not you plan to attend the SAC Warrantholders Meeting, you are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 65 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of SAC has determined that each of the proposals to be considered at the SAC Warrantholders Meeting is fair to and in the best interests of SAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of these proposals. When you consider the recommendation of the board of directors of SAC, you should keep in mind that SAC’s directors and officers may have interests in the Business Combination that conflict with your interests as a holder of SAC Public Warrants. See the section titled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination.”

Pursuant to the terms of the Warrant Agreement, the Warrant Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding SAC Public Warrants. The Warrantholders Meeting Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Public Warrants, represented in person or by proxy and entitled to vote thereon. The Warrantholders Meeting Adjournment Proposal will not be presented if the Warrant Amendment Proposal is approved. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by warrantholders other than the Sponsor or its affiliates. As of the record date for the SAC Warrantholders Meeting, the Sponsor owned [no] SAC Public Warrants.

If SAC does not complete its initial business combination by December 14, 2024 or during any extension period, the SAC Public Warrants will expire worthless.

Your vote is very important. Whether or not you plan to attend the SAC Warrantholders Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your warrants are represented at the SAC Warrantholders Meeting. If you hold your warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your warrants are represented and voted at the SAC Warrantholders Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the SAC Warrantholders Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the SAC Warrantholders Meeting in person, the effect will be, among other things, that your warrants will not be counted for purposes of determining whether a quorum is present at the SAC Warrantholders Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Warrantholders Meeting, and will have the same effect as a vote against the Warrant Amendment Proposal. If you are a warrantholder of record and you attend the SAC Warrantholders Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

ASI Special Meeting

The ASI board of directors cordially invites the stockholders of ASI to attend a special meeting (the “ASI Special Meeting”) of stockholders of ASI, on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. For purposes of attendance at the ASI Special Meeting, all references in the accompanying joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the ASI Special Meeting.

At the ASI Special Meeting, ASI stockholders will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement (the “ASI Business Combination Proposal”) and (ii) a proposal to approve the adjournment of the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the ASI Business Combination Proposal at the ASI Special Meeting (the “ASI Adjournment Proposal,” and together with the ASI Business Combination Proposal, the “ASI Stockholder Proposals”). The Business Combination will be consummated only if the ASI Business Combination Proposal and the Condition Precedent Proposals are approved. Accordingly, even if the ASI Business Combination Proposal is approved, the Business Combination will not be consummated unless all of the Condition Precedent Proposals are approved (unless waived by the parties to the Merger Agreement). The ASI Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying joint proxy statement/prospectus. Each of these proposals is more fully described in the accompanying joint proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety.

ASI is providing the accompanying joint proxy statement/prospectus and accompanying proxy card to ASI’s stockholders in connection with the solicitation of proxies to be voted at the ASI Special Meeting and at any adjournments of the ASI Special Meeting. Information about the ASI Special Meeting, the Business Combination and other related business to be considered by ASI’s stockholders at the ASI Special Meeting is included in the accompanying joint proxy statement/prospectus. Whether or not you plan to attend the ASI Special Meeting, you are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 65 of the accompanying joint proxy statement/prospectus.

After careful consideration, the ASI board of directors has approved the Business Combination and recommended that stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to ASI’s stockholders in the accompanying joint proxy statement/prospectus. When you consider the recommendation of the board of directors of ASI, you should keep in mind that ASI’s directors and officers may have interests in the Business Combination that conflict with your interests as a stockholder of ASI. See the section titled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination.”

The presence, in person or by proxy, of holders of shares of ASI common stock constituting at least one-third of the votes which could be cast by the holders of all outstanding shares of ASI common stock as of the record date is necessary to constitute a quorum at the ASI Special Meeting. The ASI Business Combination Proposal requires approval by an affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of ASI common stock, voting as a single class and (ii) the holders of a majority of the outstanding shares of ASI common stock. The ASI Adjournment Proposal requires approval by an affirmative vote of the holders of shares of ASI common stock having a majority of the votes which could be cast by the holders of all shares of ASI common stock entitled to vote thereon which are present in person or represented by a proxy at the ASI Special Meeting.

Pursuant to the ASI Holders Support Agreement, certain ASI stockholders agreed to, among other things, vote in favor of and consent to adopting the Merger Agreement and the transactions contemplated thereby. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the number of then-outstanding shares of ASI common stock and approximately [__]% of the voting power of the then-outstanding shares of ASI common stock.

Your vote is very important. Whether or not you plan to attend the ASI Special Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your shares are represented at the ASI Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the ASI Special Meeting. If you fail to return your proxy card and do not attend the ASI Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the ASI Special Meeting and will not be voted. An abstention will be counted towards the quorum and will have the same effect as a vote against the ASI Stockholder Proposals. If you are a stockholder of record and you attend the ASI Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

On behalf of SAC’s board of directors and ASI’s board of directors, SAC and ASI would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Jared Stone Chairman of the Board of Directors of Southport Acquisition Corporation	Neal Harmon Chief Executive Officer of Angel Studios, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying joint proxy statement/prospectus is dated [__], 2024 and is first being mailed to SAC’s stockholders, SAC’s public warrantholders and ASI’s stockholders on or about [__], 2024.

SOUTHPORT ACQUISITION CORPORATION

268 Post Road

Suite 200

Fairfield, CT 06824

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

SOUTHPORT ACQUISITION CORPORATION

TO BE HELD ON [__], 2025

TO THE STOCKHOLDERS OF SOUTHPORT ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting (the “SAC Special Meeting”) of stockholders of Southport Acquisition Corporation, a Delaware corporation (“we,” “us,” “our,” “SAC” or “Southport”), will be held on [__], 2025, at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. For purposes of attendance at the SAC Special Meeting, all references in the accompanying joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the SAC Special Meeting. SAC cordially invites you to attend the SAC Special Meeting, which will be held for the following purposes:

●	SAC Stockholder Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 11, 2024 (the “Merger Agreement”), by and among SAC, Sigma Merger Sub, Inc. (“Merger Sub”) and Angel Studios, Inc. (“ASI”), a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A (the “Business Combination Proposal”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASI (the “Merger” or “Business Combination”), with ASI surviving the Merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying joint proxy statement/prospectus. Immediately after the Merger’s closing, SAC will be renamed “Angel Studios, Inc.” and the “Combined Company” shall refer to the combined company as so renamed;
●	SAC Stockholder Proposal No. 2—The Charter Proposal—to consider and vote upon a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Combined Company, in the form attached to the accompanying joint proxy statement/prospectus as Annex H (the “Proposed Charter”), upon the effective time of the Business Combination (the “Charter Proposal”);
●	SAC Stockholder Proposal No. 3—The Governance Proposals—to consider and vote upon, on a non-binding advisory basis, the following proposals (collectively, the “Governance Proposals”) with respect to certain governance provisions in the Proposed Charter and the proposed amended and restated bylaws of the Combined Company, in the form attached to the accompanying joint proxy statement/prospectus as Annex I (the “Proposed Bylaws”), which are being presented separately in accordance with U.S. Securities and Exchange Commission guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions:
●	SAC Stockholder Proposal No. 3A—authorizing the change in the authorized share capital of SAC from (i) 200,000,000 shares of Class A common stock, par value $0.0001 per share, of SAC (the “SAC Class A Common Stock”), 20,000,000 shares of Class B common stock, par value $0.0001 per share, of SAC (the “SAC Class B Common Stock” and, together with the SAC Class A Common Stock, the “SAC Common Stock,” and each share of SAC Common Stock, a “SAC Common Share”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of SAC to (ii) [__] shares of Class A common stock, par value $0.0001 per share, of the Combined Company (the “Combined Company Class A Common Stock”), and [__] shares of Class B common stock, par value $0.0001 per share, of the Combined Company (the “Combined Company Class B Common Stock” and, together with the Combined Company Class A Common Stock, the “Combined Company Common Stock”), and [__] shares of preferred stock, par value $0.0001 per share, of the Combined Company;
●	SAC Stockholder Proposal No. 3B—providing that each outstanding share of Combined Company Class A Common Stock will be entitled to one vote and each outstanding share of Combined Company Class B Common Stock will be entitled to ten votes;

●	SAC Stockholder Proposal No. 3C—providing that the Combined Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law;
●	SAC Stockholder Proposal No. 3D—providing for a staggered board structure with three classes of directors, Class I, Class II and Class III, each of which will generally serve for a term of three years;
●	SAC Stockholder Proposal No. 3E—providing for a right of stockholders to call special meetings; and
●	SAC Stockholder Proposal No. 3F—providing for all other changes in connection with the replacement of the current amended and restated certificate of incorporation and amended and restated bylaws of SAC with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination, including (i) changing the Combined Company’s corporate name from “Southport Acquisition Corporation” to “Angel Studios, Inc.”, (ii) making the Combined Company’s corporate existence perpetual and (iii) removing certain provisions related to SAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination;
●	SAC Stockholder Proposal No. 4—The Director Election Proposal—to consider and vote upon a proposal to elect to a staggered board five directors who, upon consummation of the Business Combination, will be the directors of the Combined Company (the “Director Election Proposal”);
●	SAC Stockholder Proposal No. 5—The Stock Issuance Proposal—to consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of Section 712 and Section 713 of the NYSE American Company Guide the issuance of Combined Company Common Stock pursuant to the Merger Agreement (the “Stock Issuance Proposal”);
●	SAC Stockholder Proposal No. 6—The Incentive Equity Plan Proposal—to consider and vote upon a proposal to approve the Combined Company’s 2024 Long-Term Incentive Plan (the “2024 Plan” and the “Incentive Equity Plan Proposal,” respectively); and
●	SAC Stockholder Proposal No. 7—The Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the SAC Special Meeting (the “Adjournment Proposal”).

The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Equity Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the SAC Special Meeting. Unless waived by the parties to the Merger Agreement, each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Notwithstanding the order of proposals set out above, the chairman of the SAC Special Meeting may put resolutions to the meeting in such order as deemed appropriate.

These items of business are described in the accompanying joint proxy statement/prospectus, which SAC encourages you to read carefully and in its entirety before voting.

Only holders of record of SAC Common Shares at the close of business on [__], 2024 are entitled to notice of and to vote and have their votes counted at the SAC Special Meeting and any adjournment of the SAC Special Meeting.

The accompanying joint proxy statement/prospectus and accompanying proxy card is being provided to SAC’s stockholders in connection with the solicitation of proxies to be voted at the SAC Special Meeting and at any adjournment of the SAC Special Meeting. Whether or not you plan to attend the SAC Special Meeting, all of SAC’s stockholders are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 65 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of SAC has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SAC’s stockholders in the accompanying joint proxy statement/prospectus. The existence of financial and personal interests of SAC’s director(s) may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals described above. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of these considerations.

As contemplated by the SAC Charter, a holder of SAC Class A Common Stock issued as part of the SAC units in SAC’s initial public offering (such shares, “SAC Public Shares” and such holder, a “public stockholder”) may request that SAC redeem all or a portion of such stockholder’s SAC Public Shares for cash if the Business Combination is consummated. If you are a SAC public stockholder and wish to exercise your right to redeem your SAC Public Shares, you must:

(i)	if you hold SAC Units, separate the underlying SAC Public Shares and SAC Public Warrants;
(ii)	submit a written request to Continental, SAC’s transfer agent, that the Combined Company redeem all or a portion of your SAC Public Shares for cash;
(iii)	deliver your share certificates (if any) and any other redemption forms to Continental, SAC’s transfer agent, physically or electronically through The Depository Trust Company, based on the manner in which you hold your SAC Public Shares; and
(iv)	provide the full name, phone number, address and shares of the beneficial holder to Continental.

Holders must complete the procedures for electing to redeem their SAC Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [__], 2025 (two business days before the SAC Special Meeting) in order for their shares to be redeemed. Public stockholders may elect to redeem SAC Public Shares regardless of whether or how they vote in respect of any proposal, including the Business Combination Proposal.

If the Business Combination is not consummated, the SAC Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the SAC Public Shares that it holds and timely delivers its shares to Continental, SAC’s transfer agent, the Combined Company will redeem such SAC Public Shares for a per-share price, payable in cash, equal to the aggregate amount on deposit in the trust account established at the consummation of SAC’s initial public offering (the “Trust Account”) as of two business days prior to the consummation of the Business Combination, including interest not previously released to SAC to pay taxes (net of permitted withdrawals), divided by the number of then-outstanding SAC Public Shares. For illustrative purposes, as of October 29, 2024, this would have amounted to approximately $11.12 per issued and outstanding public share. However, the proceeds deposited in the Trust Account could become subject to the claims of SAC’s creditors, if any, which could have priority over the claims of the SAC public stockholders, regardless of whether such SAC public stockholder votes or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. See “Risk Factors—Risks Relating to Redemptions—If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our public stockholders may be less than $10.20 per share” in the accompanying joint proxy statement/prospectus for more information. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its SAC Public Shares for cash and will no longer own SAC Public Shares if the Business Combination is consummated. See “Special Meeting of Stockholders of SAC—Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your SAC Public Shares for cash.

Notwithstanding the foregoing, a public stockholder of SAC, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a public stockholder of SAC, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such public stockholder, alone or acting in concert or as a group, will not be restricted in its ability to vote for or against the Business Combination with respect to all of its shares. Furthermore, SAC may not redeem SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

Southport Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), has agreed to, among other things, (i) vote in favor of the proposals presented at the SAC Special Meeting and the special meeting of warrantholders of SAC, (ii) waive its redemption rights in connection with the consummation of the Business Combination with respect to any SAC Common Shares held by the Sponsor, (iii) immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC private placement warrants held by the Sponsor, (iv) pay for expenses incurred by SAC in connection with the Business Combination in excess of an amount equal to (a) $11.0 million minus (b) the aggregate amount of reasonable and documented transaction expenses of ASI or any of its subsidiaries (provided that the amount in clause (b) will not exceed $3.5 million), and (iv) until the Closing, fund the ordinary working capital expenses of SAC in connection with the Business Combination, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of September 11, 2024, a copy of which is attached as Annex C to the accompanying joint proxy statement/prospectus (the “Sponsor Support Agreement”). The Sponsor did not receive any compensation in exchange for its agreement to waive such redemption rights. The shares of SAC common stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor Support Agreement also provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC common shares or any other form.

The Merger Agreement is subject to the satisfaction or waiver of certain closing conditions as described in the accompanying joint proxy statement/prospectus, including the approval of the Merger Agreement and the transactions contemplated thereby by the ASI stockholders, as described in the accompanying joint proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such condition, to the extent waivable.

SAC Class A Common Stock, SAC public warrants and SAC units are currently listed on the OTC Pink Marketplace under the ticker symbols “PORT,” “PORTW” and “PORTU,” respectively. SAC is applying to have the Combined Company Class A common stock listed on the NYSE American LLC (the “NYSE American”) under the ticker symbol “AGSD.” It is a condition of the consummation of the Business Combination that SAC receives confirmation from the NYSE American (or another nationally recognized stock exchange in the United States as may be agreed by SAC and ASI) that the securities have been conditionally approved for listing on such exchange, but there can be no assurance such listing conditions will be met or that SAC will obtain such confirmation from such exchange. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the stock exchange condition set forth in the Merger Agreement is waived by the applicable parties.

A majority of the issued and outstanding shares of SAC Common Stock entitled to vote at the SAC Special Meeting as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum and conduct business at the SAC Special Meeting; provided, however, that for purposes of the Director Election Proposal, a majority of the issued and outstanding shares of SAC Class B Common Stock as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum for the conduct of such business. The Charter Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon. The Director Election Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon. The Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal require approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. None of the proposals is conditioned on the approval by the holders of a majority of the shares of SAC Common Stock held by stockholders other than the Sponsor or its affiliates. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding shares of SAC Common Stock (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock).

Your vote is very important. Whether or not you plan to attend the SAC Special Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your shares are represented at the SAC Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the SAC Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the SAC Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the SAC Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the SAC Special Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Special Meeting, and will have the same effect as a vote against the Charter Proposal. If you are a stockholder of record and you attend the SAC Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the joint proxy statement/prospectus following this notice (including the Annexes and other documents referred to therein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to therein. If you have any questions or need assistance voting your SAC Common Shares, please contact Sodali & Co, SAC’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing PORT.info@investor.sodali.com.

Thank you for your participation. SAC looks forward to your continued support.

By Order of the Board of Directors of Southport Acquisition Corporation.

[              ], 2024

Jared Stone

Chairman of the Board of Directors of Southport Acquisition Corporation

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT SAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARE CERTIFICATES (IF ANY) AND ANY OTHER REDEMPTION FORMS TO CONTINENTAL, SAC’S TRANSFER AGENT, AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT SUCH MEETING. YOU MAY TENDER YOUR SHARE CERTIFICATES (IF ANY) AND ANY OTHER REDEMPTION FORM BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND ANY OTHER REDEMPTION FORM TO CONTINENTAL, SAC’S TRANSFER AGENT, OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

SOUTHPORT ACQUISITION CORPORATION

268 Post Road

Suite 200

Fairfield, CT 06824

NOTICE OF SPECIAL MEETING OF PUBLIC WARRANTHOLDERS OF

SOUTHPORT ACQUISITION CORPORATION

TO BE HELD ON [__], 2025

TO THE PUBLIC WARRANTHOLDERS OF SOUTHPORT ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that the special meeting (the “SAC Warrantholders Meeting”) of holders of public warrants (“SAC Public Warrants”) of Southport Acquisition Corporation, a Delaware corporation (“we,” “us,” “our” or “SAC”), will be held on [__], 2025, at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. For purposes of attendance at the SAC Warrantholders Meeting, all references in the accompanying joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the SAC Warrantholders Meeting. SAC cordially invites you to attend the SAC Warrantholders Meeting, which will be held for the following purposes:

●	SAC Warrantholder Proposal No. 1—The Warrant Amendment Proposal—to consider and vote upon a proposal to amend the Warrant Agreement, dated as of December 9, 2021 (the “Warrant Agreement”), between SAC and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, in the form attached to the accompanying joint proxy statement/prospectus as Annex G, to provide that, as contemplated by the Merger Agreement (as defined below), immediately prior to the closing of the Business Combination (as defined below), each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A common stock, with any fractional entitlement being rounded down (such amendment, the “Warrant Amendment” and such proposal, the “Warrant Amendment Proposal”); and
●	SAC Warrantholder Proposal No. 2—The Warrantholders Meeting Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrantholders Meeting Adjournment Proposal,” and together with the Warrant Amendment Proposal, the “Warrantholder Proposals”).

Each of these proposals is more fully described in the accompanying joint proxy statement/prospectus, which each warrantholder is encouraged to read carefully and in its entirety.

The board of directors of SAC has approved the Agreement and Plan of Merger, dated as of September 11, 2024 (as the same may be amended, the “Merger Agreement”), by and among SAC, Merger Sub and ASI, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASI (the “Merger” or “Business Combination”), with ASI surviving the Merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying joint proxy statement/prospectus. In connection with the consummation of the Business Combination, SAC will change its name to “Angel Studios, Inc.” The “Combined Company” shall refer to SAC, as so renamed, after the Merger.

Only holders of SAC Public Warrants of record at the close of business on [__], 2024 are entitled to notice of the SAC Warrantholders Meeting and to vote and have their votes counted at the SAC Warrantholders Meeting and any adjournments or postponements of the SAC Warrantholders Meeting.

The accompanying joint proxy statement/prospectus and accompanying proxy card is being provided to holders of SAC Public Warrants in connection with the solicitation of proxies to be voted at the SAC Warrantholders Meeting and at any adjournment of the SAC Warrantholders Meeting. Whether or not you plan to attend the SAC Warrantholders Meeting, all holders of SAC Public Warrants are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 65 of the accompanying joint proxy statement/prospectus.

After careful consideration, the board of directors of SAC has determined that each of the proposals is fair to and in the best interests of SAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of these proposals. When you consider the recommendation of the board of directors of SAC, you should keep in mind that SAC’s directors and officers may have interests in the Business Combination that conflict with your interests as a holder of SAC Public Warrants. See the section titled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination.”

Pursuant to the terms of the Warrant Agreement, the Warrant Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding SAC Public Warrants. The Warrant Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals (as defined in the accompanying joint proxy statement/prospectus) and the consummation of the Business Combination. Therefore, if any of the Condition Precedent Proposals is not approved, the Warrant Amendment Proposal will have no effect, even if approved by the holders of SAC Public Warrants. The Warrantholders Meeting Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Public Warrants, represented in person or by proxy and entitled to vote thereon. The Warrantholders Meeting Adjournment Proposal will not be presented if the Warrant Amendment Proposal is approved. The Warrantholders Meeting Adjournment Proposal is not conditioned upon the approval of any other proposal. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by warrantholders other than the Sponsor or its affiliates. As of the record date for the SAC Warrantholders Meeting, the Sponsor owned [no] SAC Public Warrants.

If SAC does not complete its initial business combination by December 14, 2024 or during any extension period, the SAC Public Warrants will expire worthless.

IF THE WARRANT AMENDMENT PROPOSAL IS APPROVED AND THE BUSINESS COMBINATION IS CONSUMMATED, EACH OF YOUR SAC PUBLIC WARRANTS WILL AUTOMATICALLY CONVERT INTO 0.1 NEWLY ISSUED SHARE OF SAC CLASS A COMMON STOCK, WITH ANY FRACTIONAL ENTITLEMENT BEING ROUNDED DOWN, UPON THE CLOSING OF THE BUSINESS COMBINATION, WHETHER OR NOT YOU VOTED TO APPROVE THE WARRANT AMENDMENT PROPOSAL.

Your vote is very important. Whether or not you plan to attend the SAC Warrantholders Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your warrants are represented at the SAC Warrantholders Meeting. If you hold your warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your warrants are represented and voted at the SAC Warrantholders Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the SAC Warrantholders Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the SAC Warrantholders Meeting in person, the effect will be, among other things, that your warrants will not be counted for purposes of determining whether a quorum is present at the SAC Warrantholders Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Warrantholders Meeting, and will have the same effect as a vote against the Warrant Amendment Proposal. If you are a warrantholder of record and you attend the SAC Warrantholders Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the joint proxy statement/prospectus following this notice (including the Annexes and other documents referred to therein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to therein. If you have any questions or need assistance voting your SAC Public Warrants, please contact Sodali & Co, SAC’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing PORT.info@investor.sodali.com.

Thank you for your participation. SAC looks forward to your continued support.

By Order of the Board of Directors of Southport Acquisition Corporation

[            ], 2024

Jared Stone

Chairman of the Board of Directors of Southport Acquisition Corporation

ANGEL STUDIOS, INC.

295 W Center St.

Provo, Utah 84601

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

ANGEL STUDIOS, INC.

TO BE HELD ON [__], 2025

TO THE STOCKHOLDERS OF ANGEL STUDIOS, INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “ASI Special Meeting”) of stockholders of Angel Studios, Inc., a Delaware corporation (“we,” “us,” “our,” “ASI” or “Angel Studios”), will be held on [__], 2025, at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. For purposes of attendance at the ASI Special Meeting, all references in the accompanying joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the ASI Special Meeting. ASI cordially invites you to attend the ASI Special Meeting, which will be held for the following purposes:

●	ASI Stockholder Proposal No. 1—The ASI Business Combination Proposal—to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 11, 2024 (the “Merger Agreement”), by and among Southport Acquisition Corporation, a Delaware corporation (“SAC”), Sigma Merger Sub, Inc. (“Merger Sub”) and ASI, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASI (the “Merger” or “Business Combination”), with ASI surviving the Merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying joint proxy statement/prospectus (the “ASI Business Combination Proposal”). Immediately after the Merger’s closing, SAC will be renamed “Angel Studios, Inc.” and the “Combined Company” shall refer to the combined company as so renamed; and
●	ASI Stockholder Proposal No. 2—The ASI Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the ASI Business Combination Proposal at the ASI Special Meeting (the “ASI Adjournment Proposal,” and together with the ASI Business Combination Proposal, the “ASI Stockholder Proposals”).

The Business Combination will be consummated only if the ASI Business Combination Proposal and the Condition Precedent Proposals (as defined in the accompanying joint proxy statement/prospectus) are approved. Accordingly, even if the ASI Business Combination Proposal is approved, the Business Combination will not be consummated unless all of the Condition Precedent Proposals are approved (unless waived by the parties to the Merger Agreement). The ASI Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying joint proxy statement/prospectus.

These items of business are described in the accompanying joint proxy statement/prospectus, which ASI encourages you to read carefully and in its entirety before voting.

Only holders of record of ASI at the close of business on [__], 2024 are entitled to notice of and to vote and have their votes counted at the ASI Special Meeting and any adjournment of the ASI Special Meeting.

The accompanying joint proxy statement/prospectus and accompanying proxy card is being provided to ASI’s stockholders in connection with the solicitation of proxies to be voted at the ASI Special Meeting and at any adjournment of the ASI Special Meeting. Whether or not you plan to attend the ASI Special Meeting, all of ASI’s stockholders are urged to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 65 of the accompanying joint proxy statement/prospectus.

A summary of the appraisal rights that may be available to you with respect to the Business Combination is described in the section entitled “ASI Appraisal Rights” and Section 262 of the Delaware General Corporation Law (the “DGCL”), a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex J. Please note that if you wish to exercise appraisal rights you must (i) not vote in favor of the adoption of the Merger Agreement, (ii) continuously hold the shares of record or continuously beneficially own the shares for which appraisal will be sought from the date of making the demand through the effective time of the Merger, and (iii) otherwise comply with the requirements of Section 262 of the DGCL.

After careful consideration, the ASI board of directors has approved the Business Combination and recommends that stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to ASI’s stockholders in the accompanying joint proxy statement/prospectus. The existence of financial and personal interests of ASI’s director(s) may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ASI and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals described above. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” in the accompanying joint proxy statement/prospectus for a further discussion of these considerations.

The presence, in person or by proxy, of holders of shares of ASI common stock constituting at least one-third of the votes which could be cast by the holders of all outstanding shares of ASI common stock as of the record date is necessary to constitute a quorum at the ASI Special Meeting. The ASI Business Combination Proposal requires approval by an affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of ASI common stock, voting as a single class and (ii) the holders of a majority of the outstanding shares of ASI common stock. The ASI Adjournment Proposal requires approval by an affirmative vote of the holders of shares of ASI common stock having a majority of the votes which could be cast by the holders of all shares of ASI common stock entitled to vote thereon which are present in person or represented by a proxy at the ASI Special Meeting.

Pursuant to the Stockholder Support Agreement entered into on September 11, 2024, by and among SAC and certain stockholders of ASI (the “ASI Holders Support Agreement”), such certain stockholders of ASI agreed to, among other things, vote in favor of the proposals presented at the ASI Special Meeting, to provide consent to implement the Merger Agreement as may be required under ASI’s governing documents or under any agreements between ASI and its stockholders, to vote against any merger, merger agreement, or combination other than the Business Combination, and to vote in favor of any proposal to adjourn the ASI Special Meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the number of then-outstanding shares of ASI common stock and approximately [__]% of the voting power of the then-outstanding shares of ASI common stock.

The Merger Agreement is subject to the satisfaction or waiver of certain closing conditions as described in the accompanying joint proxy statement/prospectus, including the approval of the Merger Agreement and the transactions contemplated thereby by the SAC stockholders, as described in the accompanying joint proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such condition, to the extent waivable.

Your vote is very important. Whether or not you plan to attend the ASI Special Meeting, please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus to make sure that your shares are represented at the ASI Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the ASI Special Meeting. If you fail to return your proxy card and do not attend the ASI Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the ASI Special Meeting and will not be voted. An abstention will be counted towards the quorum requirement, but will have the same effect as a vote “AGAINST” the ASI Stockholder Proposals. If you are a stockholder of record and you attend the ASI Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the joint proxy statement/prospectus following this notice (including the Annexes and other documents referred to therein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to therein. If you have any questions or need assistance voting your ASI common stock, please contact ASI’s Investor Relations by calling (760) 933-8437 or by emailing investorrelations@angel.com.

Thank you for your participation. ASI looks forward to your continued support.

By Order of the Board of Directors of Angel Studios, Inc.

[           ], 2024

Neal Harmon

Chief Executive Officer of Angel Studios, Inc.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by SAC (File No. 333-[__]), constitutes a prospectus of SAC under Section 5 of the Securities Act, with respect to the shares of SAC Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to (i) the SAC Special Meeting at which SAC stockholders will be asked to consider and vote upon a proposal to approve the Business Combination, among other matters, (ii) the SAC Warrantholders Meeting at which SAC warrantholders will be asked to consider and vote upon a proposal to approve the Warrant Amendment, among other matters, and (iii) the ASI Special Meeting at which ASI stockholders will be asked to consider and vote upon a proposal to approve the Business Combination, among other matters.

This joint proxy statement/prospectus incorporates important business and financial information about SAC and ASI from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the SEC website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

if you are a SAC stockholder or public warrantholder:	if you are an ASI stockholder:
Southport Acquisition Corporation 268 Post Road Suite 200 Fairfield, CT 06824 Attn: Chief Executive Officer (917) 503-9722	Angel Studios, Inc. 295 W Center St. Provo, Utah 84601 Attn: Investor Relations (760) 933-8437

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the SAC Special Meeting, the SAC Warrantholders Meeting or the ASI Special Meeting, as applicable. This means that SAC stockholders requesting documents must do so by [__], 2025, in order to receive them before the SAC Special Meeting, SAC public warrantholders requesting documents must do so by [__], 2025, in order to receive them before the SAC Warrantholders Meeting, and ASI stockholders requesting documents must do so by [__], 2025, in order to receive them before the ASI Special Meeting.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [__], 2025, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to SAC stockholders, SAC public warrantholders or ASI stockholders, nor the issuance by the Combined Company of shares of Combined Company Common Stock pursuant to the Merger Agreement, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding ASI has been provided by ASI, and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding SAC has been provided by SAC.

In addition, if you have questions about the Business Combination or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Sodali & Co, the proxy solicitor for SAC, by calling (800) 662-5200 for stockholders or (203) 658-9400 for banks and brokers or by emailing PORT.info@investor.sodali.com, or ASI’s Investor Relations, by calling (760) 933-8437 or by emailing investorrelations@angel.com. You will not be charged for any of these documents that you request.

See the section entitled “Where You Can Find More Information” beginning on page 333 for further information.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this joint proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. SAC and ASI do not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

Certain industry data and market data included in this joint proxy statement/prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of ASI’s management’s estimates presented herein are based upon ASI’s management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of SAC’s management’s estimates presented herein are based upon SAC’s management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. All the industry data, market data and related estimates used in this joint proxy statement/prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Although ASI and SAC have no reason to believe that the information from these industry publications and surveys included in this joint proxy statement/prospectus is not reliable, ASI and SAC have not independently verified this information and cannot guarantee its accuracy or completeness. In addition, ASI and SAC believe that industry data, market data and related estimates provide general guidance, but are inherently imprecise. The industry in which ASI operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by ASI and SAC.

SELECTED DEFINITIONS

Unless otherwise stated in this joint proxy statement/prospectus or the context otherwise requires, references to:

●	“2024 Plan” are to the Combined Company’s 2024 Long-Term Incentive Plan;
●	“Aggregate Merger Consideration” are to a number of shares of Combined Company Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00;
●	“Agreement End Date” are to September 30, 2025;
●	“Applicable Stock Exchange” are to Nasdaq, NYSE or any other nationally recognized stock exchange in the United States as may be agreed by ASI and SAC, including NYSE American;
●	“ASI” are to Angel Studios, Inc., a Delaware corporation;
●	“ASI Class A Common Stock” are to the Class A common stock, par value $0.001 per share, of ASI;
●	“ASI Class B Common Stock” are to the Class B common stock, par value $0.001 per share, of ASI;
●	“ASI Class C Common Stock” are to the Class C common stock, par value $0.001 per share, of ASI;
●	“ASI Class F Common Stock” are to the Class F common stock, par value $0.001 per share, of ASI;
●	“ASI Common Stock” are to the ASI Class A Common Stock, the ASI Class B Common Stock, the ASI Class C Common Stock and the ASI Class F Common Stock;
●	“ASI Holders Support Agreement” are to the ASI Holders Support Agreement, dated as of September 11, 2024, by and among SAC, ASI and certain stockholders of ASI, as it may be amended, supplemented or modified from time to time, a copy of which is attached to this joint proxy statement/prospectus as Annex B;
●	“ASI Option” are to each option to purchase shares of ASI Common Stock;
●	“ASI Special Meeting” are to the special meeting of ASI’s stockholders to vote on the ASI Stockholder Proposals;
●	“ASI Stockholder Approval” are to the approval of the ASI Stockholder Proposals by ASI’s stockholders;
●	“ASI Stockholder Proposals” are to the ASI Business Combination Proposal and the ASI Adjournment Proposal;
●	“Base Purchase Price” are to an amount equal to the sum of $1.5 billion (the pre-transaction equity value of ASI) plus the aggregate gross proceeds of any Company Interim Financing;
●	“Business Combination” are to the Merger;
●	“Closing” are to the closing of the Business Combination;
●	“Closing Date” are to the date of the Closing;
●	“Code” are to the Internal Revenue Code of 1986, as amended;
●	“Combined Company” are to SAC immediately after the closing of the Business Combination, which will be renamed “Angel Studios, Inc.”;

v

●	“Combined Company Class A Common Stock” are to the Class A common stock, par value $0.0001 per share, of the Combined Company;
●	“Combined Company Class B Common Stock” are to the Class B common stock, par value $0.0001 per share, of the Combined Company;
●	“Combined Company Common Stock” are to the Combined Company Class A Common Stock and Combined Company Class B Common Stock;
●	“Combined Company Options” are to a number of options to purchase shares of the Corresponding Class of Combined Company Common Stock;
●	“Combined Company Preferred Stock” are to the preferred stock, par value $0.0001 per share, of the Combined Company;
●	“Company Incentive Plans” are to the 2023 Company Stock Incentive Plan, as amended from time to time, ASI’s 2014 Stock Incentive Plan, as amended from time to time, and the 2023 Company Equity Performance Plan;
●	“Company Interim Financing” are to any Interim Financing entered into by ASI during the Interim Period;
●	“Condition Precedent Proposals” are to the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Equity Plan Proposal, collectively;
●	“Continental” are to Continental Stock Transfer & Trust Company;
●	“Corresponding Class” are to, as of the effective time of the Merger, and subsequent to SAC’s filing of the Proposed Charter with the Secretary of State of Delaware and adoption of the Proposed Bylaws: (i) for ASI Class A Common Stock, Combined Company Class A Common Stock; (ii) for ASI Class B Common Stock, Combined Company Class B Common Stock; (iii) for ASI Class C Common Stock, Combined Company Class A Common Stock; and (iv) for ASI Class F Common Stock, Combined Company Class B Common Stock;
●	“DGCL” are to the Delaware General Corporation Law;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Excluded Shares” are to (i) any shares of ASI Common Stock subject to ASI Options, (ii) any shares of ASI Common Stock held in treasury by ASI, which treasury shares shall be canceled as part of the Merger and (iii) any shares of ASI Common Stock held by stockholders of ASI who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL;
●	“Extension Proposal” are to a proposal to amend SAC’s governing documents to extend the deadline by which SAC must complete its initial business combination from December 14, 2024 to September 30, 2025;
●	“FINRA” are to the Financial Industry Regulation Authority;
●	“GAAP” are to United States generally accepted accounting principles;
●	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
●	“Interim Financing” are to any equity or debt (including any convertible note) financing raised during the Interim Period for the benefit of the Combined Company;
●	“Interim Period” are to the period between the date of the Merger Agreement and the Closing;

●	“IPO” are to SAC’s initial public offering of SAC Units, consummated on December 14, 2021;
●	“Lock-Up Agreement” are to the Lock-Up Agreement to be entered into at the Closing, by and among the Combined Company, the Sponsor and certain of the former stockholders of ASI, a copy of the form of which is attached to this joint proxy statement/prospectus as Annex E;
●	“Merger” are to the merger of Merger Sub with and into ASI, with ASI surviving the merger as a wholly owned subsidiary of SAC;
●	“Merger Agreement” are to the Agreement and Plan of Merger, dated as of September 11, 2024, by and among SAC, Merger Sub and ASI, as it may be amended, supplemented or modified from time to time, a copy of which is attached to this joint proxy statement/prospectus as Annex A;
●	“Merger Consideration Per Fully Diluted Share” are to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate number of shares of ASI Common Stock issued and outstanding immediately prior to the Merger (other than any shares of ASI Common Stock held in treasury by ASI);
●	“Merger Sub” are to Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SAC;
●	“Nasdaq” are to The Nasdaq Stock Market LLC;
●	“NYSE” are to the New York Stock Exchange;
●	“NYSE American” are to the NYSE American LLC;
●	“OTC Pink Marketplace” are to the Pink Open Market for the trading of over-the-counter stocks operated by the OTC Markets Group;
●	“Proposed Bylaws” are to the proposed Amended and Restated Bylaws of the Combined Company, in the form attached to this joint proxy statement/prospectus as Annex I;
●	“Proposed Charter” are to the proposed Second Amended and Restated Certificate of Incorporation of the Combined Company, in the form attached to this joint proxy statement/prospectus as Annex H;
●	“Proposed Organizational Documents” are to the Proposed Charter and the Proposed Bylaws;
●	“Registration Rights Agreement” are to the Registration Rights Agreement to be entered into at the Closing, by and among the Combined Company, the Sponsor, the Third-Party SAC Investors and certain former stockholders of ASI, a copy of the form of which is attached to this joint proxy statement/prospectus as Annex D;
●	“SAC” or “Southport” are to Southport Acquisition Corporation, a Delaware corporation;
●	“SAC Bylaws” are to the Amended and Restated Bylaws of SAC, adopted as of December 13, 2021;
●	“SAC Charter” are to the Amended and Restated Certificate of Incorporation of SAC, dated as of December 13, 2021, as amended on June 9, 2023, March 14, 2024 and [__], 2024;
●	“SAC Class A Common Stock” are to the Class A common stock, par value $0.0001 per share, of SAC;
●	“SAC Class B Common Stock” are to the Class B common stock, par value $0.0001 per share, of SAC;
●	“SAC Common Share” are to a share of SAC Common Stock;
●	“SAC Common Stock” are to the SAC Class A Common Stock and the SAC Class B Common Stock;

●	“SAC Expense Cap” are to an amount equal to (a) $11.0 million minus (b) the aggregate amount of reasonable and documented transaction expenses of ASI or any of its subsidiaries, provided that the amount in clause (b) will not exceed $3.5 million;
●	“SAC Extension Approval” are to the approval of the Extension Proposal by SAC’s stockholders;
●	“SAC Preferred Stock” are to the preferred stock, par value $0.0001 per share, of SAC;
●	“SAC Public Shares” are to the shares of SAC Class A Common Stock issued as part of the SAC Units in the IPO;
●	“SAC Public Warrant” are to a warrant to purchase one share of SAC Class A Common Stock at an exercise price of $11.50 that was included in the SAC Units sold as part of the IPO;
●	“SAC Special Meeting” are to the special meeting of SAC’s stockholders to vote on the SAC Stockholder Proposals;
●	“SAC Stockholder Approval” are to the approval of the Condition Precedent Proposals by SAC’s stockholders;
●	“SAC Stockholder Proposals” are to the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal;
●	“SAC Unit” are to a unit, each consisting of one SAC Public Share and one-half of one SAC Public Warrant;
●	“SAC Warrantholders Meeting” are to the special meeting of SAC’s public warrantholders to vote on the Warrantholder Proposals;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Sponsor” are to Southport Acquisition Sponsor LLC, a Delaware limited liability company;
●	“Sponsor Support Agreement” are to the Sponsor Support Agreement, dated as of September 11, 2024, by and among SAC, the Sponsor and ASI, as it may be amended, supplemented or modified from time to time, a copy of which is attached to this joint proxy statement/prospectus as Annex C;
●	“Third-Party SAC Investors” are to certain unaffiliated third parties to which the Sponsor transferred an aggregate of 1,499,996 shares of SAC Class B Common Stock in exchange for the commitments made by such third parties in the Non-Redemption Agreements;
●	“Trust Account” are to the trust account established at the consummation of the IPO;
●	“Warrant Agreement” are to the Warrant Agreement, dated as of December 9, 2021, between SAC and Continental Stock Transfer & Trust Company, as warrant agent;
●	“Warrant Amendment” are to the form of amendment to the Warrant Agreement, a copy of which is attached as Annex G to this joint proxy statement/prospectus;
●	“Warrantholder Approval” are to the approval of the Warrant Amendment Proposal by the affirmative vote of a majority of the outstanding SAC Public Warrants; and
●	“Warrantholder Proposals” are to the Warrant Amendment Proposal and the Warrantholders Meeting Adjournment Proposal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects of SAC and ASI. These statements are based on the beliefs and assumptions of the management of SAC and ASI. Although SAC and ASI believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither SAC nor ASI can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “continues,” “estimates,” “expects,” “may,” “might,” “will,” “should,” “could,” “seeks,” “plans,” “scheduled,” “possible,” “potential,” “predict,” “anticipates,” “intends,” “aims,” “works,” “focuses,” “aspires,” “strives” or “sets out” or similar expressions.

Forward-looking statements are not guarantees of performance, and the absence of these words does not mean that a statement is not forward looking. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this joint proxy statement/prospectus, could affect the future results of SAC and ASI prior to the Business Combination, and the Combined Company following the Business Combination, and could cause those results or other outcomes to differ materially and adversely from those expressed or implied in the forward-looking statements in this joint proxy statement/prospectus. Forward-looking statements in this joint proxy statement/prospectus may include, for example, statements about:

●	the occurrence of any event, change or other circumstances that could result in the failure to consummate the Business Combination;
●	the satisfaction or waiver of the conditions to the Business Combination including, among others: (i) obtaining the approval of the Business Combination and related agreements and transactions by the respective stockholders of SAC and ASI; (ii) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; (iii) expiration or termination of the applicable waiting period under the HSR Act; (iv) receipt of approval for listing on the Applicable Stock Exchange the shares of Combined Company Common Stock to be issued in connection with the Merger; (v) the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); (vi) the performance in all material respects of the respective covenants of SAC and ASI to be performed as of or prior to the Closing, including with respect to SAC, the covenant with respect to the Warrantholder Approval; (vii) the absence of any injunctions prohibiting the consummation of the Merger; (viii) the representations and warranties of SAC and ASI remaining accurate (to such standards described in the Merger Agreement) as of the effective time of the Merger and (ix) approval by the stockholders of SAC of the Extension Proposal;
●	the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against SAC and/or ASI following the announcement of the Merger Agreement and/or the transactions contemplated therein, that could give rise to the termination of the Merger Agreement;
●	the ability to meet and maintain the Applicable Stock Exchange’s listing standards following the consummation of the Business Combination, and the potential liquidity and trading of such securities;
●	the risk that the proposed Business Combination disrupts current plans and operations of ASI as a result of the announcement and consummation of the proposed Business Combination;
●	the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the Combined Company to grow and manage growth profitably and retain its key employees;
●	costs related to the proposed Business Combination;

●	ASI’s success in retaining or recruiting its officers, key employees or directors following the completion of the Business Combination;
●	ASI’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with ASI’s business;
●	SAC’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with SAC’s business;
●	ASI’s ability to achieve and maintain profitability;
●	ASI’s ability to successfully monetize projects;
●	ASI’s ability to attract and maintain an adequate customer base;
●	ASI’s ability to create and distribute content that is popular with consumers and affiliates;
●	ASI’s bitcoin treasury strategy, which exposes ASI to various risks associated with bitcoin and subjects ASI to enhanced regulatory oversight, given that bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence ASI’s financial results and the market price of Combined Company Common Stock;
●	ASI’s historical financial statements, which do not reflect the potential variability in earnings that ASI may experience in the future relating to its bitcoin holdings;
●	ASI’s bitcoin holdings, which are less liquid and may not be able to serve as a source of liquidity for ASI to the same extent as cash and cash equivalents;
●	ASI’s ability to continue to develop and enhance its existing technology;
●	ASI’s ability to successfully, or profitably, compete with current and new competitors;
●	ASI’s reliance on a number of partners to make its service available on their devices;
●	ASI’s ability to protect itself against pending and potential lawsuits threatening ASI’s ability to provide its services;
●	any significant disruption in or unauthorized access to ASI’s computer systems or those of third parties that ASI utilizes in its operations, including those relating to cybersecurity or arising from cyber-attacks;
●	ASI’s ability raise additional capital, if necessary, in the future;
●	the ability of ASI and SAC to consummate any Interim Financing entered into during the Interim Period;
●	the impact of the Combined Company’s status as a “controlled company”;
●	the adoption or modification of laws or regulations relating to the internet or other areas of ASI’s business; and
●	other factors detailed under the section entitled “Risk Factors.”

x

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this joint proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this joint proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this joint proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of SAC and ASI prior to the Business Combination, and the Combined Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can SAC or ASI assess the impact of all such risk factors on the business of SAC and ASI prior to the Business Combination, and the Combined Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially and adversely from those contained in any forward-looking statements. All forward-looking statements attributable to SAC or ASI or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. These statements speak only as of the date hereof, and SAC and ASI prior to the Business Combination, and the Combined Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of SAC or ASI, as applicable, on the relevant subject. These statements are based upon information available to SAC or ASI, as applicable, as of the date of this joint proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that SAC or ASI, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

QUESTIONS AND ANSWERS FOR STOCKHOLDERS AND WARRANTHOLDERS OF SAC AND
STOCKHOLDERS OF ASI

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the SAC Special Meeting, the SAC Warrantholders Meeting and the ASI Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to SAC’s stockholders and warrantholders and ASI’s stockholders. Please refer to the more detailed information contained elsewhere in this joint proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination.

Q:Why am I receiving this joint proxy statement/prospectus?

A.	SAC stockholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASI, with ASI surviving the merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this joint proxy statement/prospectus. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal” for more detail.

Holders of SAC Public Warrants are being asked to consider and vote upon, among other proposals, a proposal to amend the Warrant Agreement to provide that, as contemplated by the Merger Agreement, immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down. See the section entitled “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal” for more detail.

ASI stockholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal” for more detail.

A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF SAC AND ASI, CAREFULLY AND IN ITS ENTIRETY.

Q:	What proposals are stockholders of SAC being asked to vote upon at the SAC Special Meeting?
A.	At the SAC Special Meeting, SAC is asking holders of SAC Common Shares to consider and vote upon:
●	SAC Stockholder Proposal No. 1—The Business Combination Proposal—a proposal to approve and adopt the Merger Agreement (the “Business Combination Proposal”);
●	SAC Stockholder Proposal No. 2—The Charter Proposal—a proposal to approve and adopt the Proposed Charter (the “Charter Proposal”);
●	SAC Stockholder Proposal No. 3—The Governance Proposals—on a non-binding advisory basis, the following proposals (collectively, the “Governance Proposals”) with respect to certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions:
●	SAC Stockholder Proposal No. 3A—a proposal to change the authorized share capital of SAC from (i) 200,000,000 shares of SAC Class A Common Stock, 20,000,000 shares of SAC Class B Common Stock and 1,000,000 shares of SAC Preferred Stock to (ii) [__] shares of Combined Company Class A Common Stock, [__] shares of Combined Company Class B Common Stock and [__] shares of Combined Company Preferred Stock;

●	SAC Stockholder Proposal No. 3B—a proposal providing that each outstanding share of Combined Company Class A Common Stock will be entitled to one vote and each outstanding share of Combined Company Class B Common Stock will be entitled to ten votes;
●	SAC Stockholder Proposal No. 3C—a proposal providing that the Combined Company will be subject to the provisions of Section 203 of the DGCL;
●	SAC Stockholder Proposal No. 3D—a proposal providing for a staggered board structure with three classes of directors, Class I, Class II and Class III, each of which will generally serve for a term of three years;
●	SAC Stockholder Proposal No. 3E—a proposal providing for a right of stockholders to call special meetings; and
●	SAC Stockholder Proposal No. 3F—a proposal providing for all other changes in connection with the replacement of the current amended and restated certificate of incorporation and amended and restated bylaws of SAC with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination, including (i) changing the Combined Company’s corporate name from “Southport Acquisition Corporation” to “Angel Studios, Inc.”, (ii) making the Combined Company’s corporate existence perpetual and (iii) removing certain provisions related to SAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination;
●	SAC Stockholder Proposal No. 4—The Director Election Proposal—a proposal to elect to a staggered board five directors who, upon consummation of the Business Combination, will be the directors of the Combined Company (the “Director Election Proposal”);
●	SAC Stockholder Proposal No. 5—The Stock Issuance Proposal—a proposal to approve, for purposes of complying with the applicable provisions of Section 712 and Section 713 of the NYSE American Company Guide, the issuance of shares of Combined Company Common Stock pursuant to the Merger Agreement (the “Stock Issuance Proposal”);
●	SAC Stockholder Proposal No. 6—The Incentive Equity Plan Proposal—a proposal to approve the 2024 Plan (the “Incentive Equity Plan Proposal”);
●	SAC Stockholder Proposal No. 7—The Adjournment Proposal—a proposal to approve the adjournment of the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the SAC Special Meeting (the “Adjournment Proposal”).

See “SAC Stockholder Proposal No. 1: The Business Combination Proposal,” “SAC Stockholder Proposal No. 2: The Charter Proposal,” “SAC Stockholder Proposal No. 3: The Governance Proposals,” “SAC Stockholder Proposal No. 4: The Director Election Proposal,” “SAC Stockholder Proposal No. 5: The Stock Issuance Proposal,” “SAC Stockholder Proposal No. 6: The Incentive Equity Plan Proposal” and “SAC Stockholder Proposal No. 7: The Adjournment Proposal.”

SAC will hold the SAC Special Meeting to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the SAC Special Meeting. Stockholders of SAC should read it carefully.

After careful consideration, SAC’s board of directors has determined that the Business Combination Proposal, the Charter Proposal, each of the Governance Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal are in the best interests of SAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	What proposals are holders of SAC Public Warrants being asked to vote upon at the SAC Warrantholders Meeting?
A.	At the SAC Warrantholders Meeting, SAC is asking holders of SAC Public Warrants to consider and vote on the following proposals:
●	SAC Warrantholder Proposal No. 1—The Warrant Amendment Proposal—a proposal to amend the Warrant Agreement to provide that, as contemplated by the Merger Agreement, immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down (the “Warrant Amendment Proposal”); and
●	SAC Warrantholder Proposal No. 2—The Warrantholders Meeting Adjournment Proposal—a proposal to approve the adjournment of the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (the “Warrantholders Meeting Adjournment Proposal,” and together with the Warrant Amendment Proposal, the “Warrantholder Proposals”).

See “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal” and “SAC Warrantholder Proposal No. 2: The Warrantholders Meeting Adjournment Proposal.”

SAC will hold the SAC Warrantholders Meeting to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the matters to be acted upon at the SAC Warrantholders Meeting. Holders of SAC Public Warrants should read it carefully.

After careful consideration, SAC’s board of directors has determined that the Warrant Amendment Proposal and the Warrantholders Meeting Adjournment Proposal are in the best interests of SAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of the Warrant Amendment Proposal and the Warrantholders Meeting Adjournment Proposal.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:What proposals are stockholders of ASI being asked to vote upon at the ASI Special Meeting?

A.	At the ASI Special Meeting, ASI is asking holders of ASI Common Stock to consider and vote upon:
●	ASI Stockholder Proposal No. 1—The ASI Business Combination Proposal—a proposal to approve and adopt the Merger Agreement (the “ASI Business Combination Proposal”); and
●	ASI Stockholder Proposal No. 2—The ASI Adjournment Proposal—a proposal to approve the adjournment of the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the ASI Business Combination Proposal at the ASI Special Meeting (the “ASI Adjournment Proposal,” and together with the ASI Business Combination Proposal, the “ASI Stockholder Proposals”).

See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal” and “ASI Stockholder Proposal No. 2: The ASI Adjournment Proposal.”

ASI will hold the ASI Special Meeting to consider and vote upon these proposals. This joint proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the ASI Special Meeting. Stockholders of ASI should read it carefully.

After careful consideration, the ASI board of directors has determined that the ASI Business Combination Proposal and the ASI Adjournment Proposal are in the best interests of ASI and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of ASI’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ASI and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:Are the SAC Stockholder Proposals conditioned on one another?

A.	Unless waived by the parties to the Merger Agreement, each of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Equity Plan Proposal (collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval of each other. The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

It is important for you to note that if SAC’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. If SAC does not consummate the Business Combination and fails to complete an initial business combination by December 14, 2024 (or during an Extension Period (as defined below)), then SAC will be required to dissolve and liquidate.

Q:Are the Warrantholder Proposals conditioned on one another?

A.	Neither Warrantholder Proposal is conditioned upon the approval of the other Warrantholder Proposal. See “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal” and “SAC Warrantholder Proposal No. 2: The Warrantholders Meeting Adjournment Proposal.”

Q:Are the Warrantholder Proposals conditioned on any of the SAC Stockholder Proposals?

A.	The Warrant Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals and the consummation of the Business Combination. The Warrantholders Meeting Adjournment Proposal is not conditioned upon the approval of any other proposal. See “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal” and “SAC Warrantholder Proposal No. 2: The Warrantholders Meeting Adjournment Proposal.”
Q:	Are the ASI Stockholder Proposals conditioned on any other proposal?
A.	The Business Combination will be consummated only if the ASI Business Combination Proposal and the Condition Precedent Proposals are approved. Accordingly, even if the ASI Business Combination Proposal is approved, the Business Combination will not be consummated unless all of the Condition Precedent Proposals are approved (unless waived by the parties to the Merger Agreement). The ASI Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this joint proxy statement/prospectus.
Q:	Why is SAC proposing the Business Combination?
A.	SAC was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses.

In evaluating the Business Combination, the SAC board of directors consulted with SAC’s management and considered a number of factors. In particular, the SAC board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

●	ASI’s Large and Growing Addressable Market. According to Deadline, global box office revenues are growing and grossed an estimated $33.9 billion in 2023. The global TV and streaming video market is growing even faster and was estimated to surpass $700.0 billion in revenues in 2023, according to Omdia. According to TheNumbers.com, ASI was one of the top ten distributors in 2023, by domestic box office revenue. ASI’s theatrical releases have generated more than $300.0 million in global box office receipts since March 2023. SAC’s board of directors reviewed ASI’s pipeline of film and TV productions planned through 2025 and was impressed by the quantity and quality of the planned offerings.
●	ASI’s Guild Guides Production Decisions. ASI has taken a unique approach to production decisions through its Angel Guild. Through the Angel Guild, over 375,000 consumer members choose which film and television projects ASI will market and distribute. The SAC board of directors believes that ASI, with its differentiated offerings, combined with decision making informed by the Angel Guild, is well-positioned to become a leading media and film distribution studio.
●	ASI’s Business Model. The SAC board of directors believes that ASI has developed a differentiated and innovative theatrical strategy that combines the Angel Guild’s predictive capabilities in identifying films that deserve a theatrical release with the efficiency of crowdfunding production. During 2023, ASI released “His Only Son,” which on March 31, 2023, debuted at #3 in the U.S. box office according to distributor data provided to TheNumbers.com. On July 4, 2023, ASI released “Sound of Freedom,” which debuted at #1 in the U.S. box office according to distributor data provided to TheNumbers.com. In addition to ASI’s films and TV shows that launch theatrically, ASI considers multiple different distribution strategies for its films and TV shows, including licensing of the content across a wide range of global distribution platforms and networks that include transactional video on demand (“TVOD”), Electronic Sell Thru (“EST”), Subscription Video on Demand (“SVOD”), Ad-Supported Video on Demand (“AVOD”) and Free Video on Demand (“FVOD”). ASI also makes its content available through its own streaming service via the Angel App or on its website.

●	ASI’s Future Opportunities. The SAC board of directors believes that ASI has multiple paths for potential continued corporate and financial development, including accelerated Angel Guild membership additions and increased frequency of theatrical releases.
●	Experienced and Proven Management Team. The SAC board of directors believes that ASI’s management team possesses a long history in the media and motion picture industry with expertise in management, marketing, technology and finance. For additional information regarding ASI’s executive officers, see the section entitled “Management of the Combined Company Following the Business Combination.”
●	Bitcoin Treasury Strategy. The SAC board of directors reviewed ASI’s bitcoin treasury strategy. ASI has held at least 125 bitcoin on its balance sheet since 2021 as a strategic treasury asset. ASI plans to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to its core film and television production and distribution business.

Based on SAC’s due diligence investigations of ASI and the industry in which it operates, including the financial and other information provided by ASI, the SAC board of directors believes that the Business Combination is in the best interests of SAC and its stockholders and presents an opportunity to increase stockholder value. However, there is no assurance of this. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—SAC’s Board of Directors’ Reasons for the Business Combination” for additional information.

Although SAC’s board of directors believes that the Business Combination with ASI presents a unique business combination opportunity and is in the best interests of SAC and its stockholders, the SAC board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—SAC’s Board of Director’s Reasons for the Business Combination,” as well as in the section entitled “Risk Factors.”

Q:	Why is SAC providing stockholders with the opportunity to vote on the Business Combination?
A.	Under the SAC Charter, SAC must provide all holders of SAC Public Shares with the opportunity to have their SAC Public Shares redeemed upon the consummation of SAC’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their SAC Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their SAC Public Shares in connection with the Closing. Such approval is also a condition to the Closing under the Merger Agreement.
Q:	What will happen in the Business Combination?
A.	The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASI, with ASI surviving the merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this joint proxy statement/prospectus. In connection with the Business Combination, SAC will be renamed “Angel Studios, Inc.” For further details, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement.”
Q:	What will ASI stockholders receive in return for SAC’s acquisition of all of the issued and outstanding equity interests of ASI?
A.	At the effective time of the Merger, among other things, each share of ASI Common Stock outstanding as of immediately prior to the effective time of the Merger (other than the Excluded Shares), will be canceled and converted into the right to receive a number of shares of the Corresponding Class of Combined Company Common Stock equal to the Merger Consideration Per Fully Diluted Share, with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made in lieu of fractional shares eliminated by rounding).

For further details, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Q:	What equity stake will current SAC stockholders and ASI stockholders hold in the Combined Company immediately after the consummation of the Business Combination?
A.	As of October 29, 2024, there are (i) 5,363,113 shares of SAC Class A Common Stock (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption and 4,200,000 shares of SAC Class A Common Stock held by the Sponsor) and 1,550,000 shares of SAC Class B Common Stock issued and outstanding (including 50,004 shares of SAC Class B Common Stock held by the Sponsor and 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors), (ii) 11,500,000 SAC Public Warrants issued and outstanding, (iii) 11,700,000 SAC Private Placement Warrants (as defined below) issued and outstanding, all of which are held by the Sponsor and (iv) 7,963 SAC Units issued and outstanding.

It is anticipated that, following the Business Combination, (i) SAC’s public stockholders will own approximately 1.5% of outstanding Combined Company Common Stock, (ii) ASI stockholders will own approximately 94.9% of outstanding Combined Company Common Stock, (iii) the Sponsor will own approximately 2.7% of outstanding Combined Company Common Stock and (iv) the Third-Party SAC Investors will own approximately 0.9% of outstanding Combined Company Common Stock. These percentages assume that (i) no SAC public stockholders exercise their redemption rights in connection with the Business Combination and (ii) the Combined Company issues shares of Combined Company Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 151,000,000 shares of Combined Company Common Stock (assuming that all ASI Options are cash-settled). If the actual facts are different from these assumptions, these percentages will be different.

The following table illustrates the estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on varying levels of redemptions by the SAC public stockholders, excluding the dilutive effect of the outstanding ASI Options that will be assumed by the Combined Company in the Business Combination.

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		49.9%	79,478,036		50.1%
Combined Company Class B shares held by ASI Stockholders(2)	71,521,964		45.0%	71,521,964		45.1%
Combined Company Class A shares held by Sponsor(3)	4,250,004		2.7%	4,250,004		2.7%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	1.5%	1,939,866	(5)	1.2%
Combined Company Class A shares held by Third-Party SAC Investors(6)	1,499,996		0.9%	1,499,996		0.9%
Total	159,063,113		100.0%	158,689,866		100.0%
(1)	Consists of Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A Common Stock and ASI Class C Common Stock upon the Closing.
(2)	Consists of Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B Common Stock and ASI Class F Common Stock upon the Closing.
(3)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(5)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A common stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.

(6)	Consists of 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. The Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

The following table illustrates the estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on varying levels of redemptions by the SAC public stockholders, including the impact on potential dilution from ASI Options (assuming that all ASI Options are cash-settled):

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		42.3%	79,478,036		42.4%
Combined Company Class A shares held by holders of ASI Options(2)	12,719,067		6.8%	12,719,067		6.8%
Combined Company Class B shares held by ASI Stockholders(3)	71,521,964		38.1%	71,521,964		38.2%
Combined Company Class B shares held by holders of ASI Options(4)	15,866,002		8.5%	15,866,002		8.5%
Combined Company Class A shares held by Sponsor(5)	4,250,004		2.3%	4,250,004		2.3%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(6)	1.2%	1,939,866	(7)	1.0%
Combined Company Class A shares held by Third-Party SAC Investors(8)	1,499,996		0.8%	1,499,996		0.8%
Total	187,648,182		100.0%	187,274,935		100.0%
(1)	Consists of Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A and Class C Common Stock upon the Closing.
(2)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class C Common Stock for the right to receive options to purchase Combined Company Class A Common Stock upon the Closing pursuant to the Merger Agreement.
(3)	Consists of Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B and Class F Common Stock upon the Closing.
(4)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class F Common Stock for the right to receive options to purchase Combined Company Class B Common Stock upon the Closing pursuant to the Merger Agreement.
(5)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(6)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(7)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(8)	Consists of 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

Dilution per share to the original investors in SAC is determined by subtracting pro forma as adjusted net tangible book value per share after the Business Combination from the initial public offering price per share paid by the original investors in SAC as set forth as follows under the below redemption scenarios. Each additional 250,000 shares redeemed would result in dilution of net tangible book value of $0.02 per share.

	No Redemption Scenario	Maximum Redemption Scenario
Initial public offering price per share of SAC	$10.00	$10.00
Pro forma net tangible book value per share as of June 30, 2024, as adjusted(1)	0.19	0.16
Difference between initial public offering price of SAC and pro forma net tangible book value per share, as adjusted	$9.81	$9.84
(1)	Calculation of pro forma net tangible book value is as follows:

Pro forma net tangible book value of Combined Company at June 30, 2024(2)	29,731	25,582
Pro forma outstanding shares of Combined Company Common Stock	159,063,113	158,689,866
Pro forma net tangible book value per share as of June 30, 2024, as adjusted	$0.19	$0.16
(2)	Pro forma net tangible book value of the Combined Company as of June 30, 2024 is calculated as follows: pro forma condensed combined (i) total assets, less (ii) intangible assets, less (iii) total liabilities.

For the No Redemption Scenario, the valuation of the Combined Company would need to equal $1.591 billion in order for the non-redeeming stockholders’ interest per share to be at least the initial public offering price per share of SAC Class A Common Stock.

The following table illustrates potential sources of dilution under each scenario that may occur following the consummation of the Business Combination (assuming that all Combined Company Options are cash-settled).

	No Redemption Scenario	Maximum Redemption Scenario
Options to purchase Combined Company Class A Common Stock	12,719,067	12,719,067
Options to purchase Combined Company Class B Common Stock	15,866,002	15,866,002
Total potentially dilutive Combined Company Common Stock	28,585,069	28,585,069

Stockholders will experience additional dilution to the extent the Combined Company issues additional shares of Combined Company Common Stock after the Closing of the Business Combination. The table above excludes shares of Combined Company Common Stock that will initially be available for issuance under the 2024 Plan.

Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	How has the announcement of the Business Combination affected the trading price of the SAC Class A Common Stock, SAC Public Warrants and SAC Units?
A.	On September 10, 2024, the last trading day before the public announcement of the Business Combination, the SAC Class A Common Stock closed at $10.99. On August 29, 2024, the last trading day before the public announcement of the Business Combination on which trading data for the SAC Public Warrants is available, the SAC Public Warrants closed at $0.01. On July 11, 2024, the last trading day before the public announcement of the Business Combination on which trading data for the SAC Units is available, the SAC Units closed at $10.51.

On October 29, 2024, the SAC Class A Common Stock and SAC Public Warrants closed at $11.06 and $0.12, respectively. On July 11, 2024, the most recent trading day on which trading data for the SAC Units is available, the SAC Units closed at $10.51.

Q:	Will the management of ASI change in the Business Combination?
A.	It is anticipated that all of the executive officers of ASI will remain with the Combined Company. In addition, Neal Harmon, Paul Ahlstrom, Katie Liljenquist, Jennifer Nuckles and Jared Stone have each been nominated to serve as directors of the Combined Company immediately upon completion of the Business Combination. See “SAC Stockholder Proposal No. 4—The Director Election Proposal” and “Management of the Combined Company Following the Business Combination.”
Q:	Will SAC and ASI obtain new financing in connection with the Business Combination?
A.	On September 10, 2024, ASI sold an aggregate of 661,375 shares of ASI Class C Common Stock (the “ASI Reg A Offering”), pursuant to an offering under Regulation A of Section 3(6) of the Securities Act. The ASI Reg A Offering was conducted pursuant to ASI’s offering statement on Form 1-A, originally filed with SEC on June 20, 2024, as subsequently amended and filed with the SEC on each of August 9, 2024 and August 27, 2024, and as qualified by the SEC on August 29, 2024 (the “ASI Reg A Offering Statement”). The price of the ASI Class C Common Stock was $30.24 per share, for gross proceeds of approximately $20.0 million. No selling commissions were paid in connection with the sale of these shares of ASI Class C Common Stock. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

The Merger Agreement provides that ASI and SAC will, during the Interim Period, use reasonable best efforts to enter into Interim Financing in the amount ASI reasonably determines to be necessary. The Business Combination is not subject to a minimum cash or financing condition. On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C Common Stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C Common Stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C Common Stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement.”

Q:	If I am a holder of SAC Public Shares, do I have redemption rights?
A.	If you are a holder of SAC Public Shares, you have the right to request that SAC redeem all or a portion of your SAC Public Shares for cash, provided that you follow the procedures and deadlines described elsewhere in this joint proxy statement/prospectus. SAC public stockholders may elect to redeem all or a portion of the SAC Public Shares held by them regardless of if or how they vote in respect of any proposal, including the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?” below.

Notwithstanding the foregoing, a SAC public stockholder, together with any affiliate of such SAC public stockholder or any other person with whom such SAC public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a SAC public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such SAC public stockholder, alone or acting in concert or as a group, will not be restricted in its ability to vote for or against the Business Combination with respect to all of its shares. Furthermore, SAC may not redeem SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Shares held by the Sponsor in connection with the consummation of the Business Combination. Additionally, the Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them. Such SAC Common Shares held by the Sponsor and the Third-Party SAC Investors will be excluded from the pro rata calculation used to determine the per-share redemption price.

If you are a holder of SAC Public Shares and you exercise your redemption rights, such redemption will not result in the loss of any SAC Public Warrants that you may hold.

Q:	If I am a holder of SAC Public Warrants, do I have redemption rights?
A.	No. The holders of SAC Public Warrants have no redemption rights with respect to such warrants.
Q:	If I am a holder of SAC Units, do I have redemption rights?
A.	No. The holders of SAC Units must elect to separate their units into the underlying SAC Public Shares and SAC Public Warrants prior to exercising their redemption rights with respect to their SAC Class A Common Stock.
Q:	How do I exercise my redemption rights?
A.	If you are a SAC public stockholder and wish to exercise your right to redeem your SAC Public Shares, you must:
(i)	if you hold SAC Units, separate the underlying SAC Public Shares and SAC Public Warrants;
(ii)	submit a written request to Continental, SAC’s transfer agent, that the Combined Company redeem all or a portion of your SAC Public Shares for cash;
(iii)	deliver your share certificates (if any) and any other redemption forms to Continental, SAC’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”), based on the manner in which you hold your SAC Public Shares; and
(iv)	provide the full name, phone number, address and shares of the beneficial holder to Continental.

Holders must complete the procedures for electing to redeem their SAC Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [__], 2025 (two business days before the SAC Special Meeting) in order for their shares to be redeemed.

The address of Continental, SAC’s transfer agent, is listed under the question “Who can help answer my questions?” below.

SAC public stockholders will be entitled to request that their SAC Public Shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to SAC to pay taxes (net of permitted withdrawals), divided by the number of then-outstanding SAC Public Shares. For illustrative purposes, as of October 29, 2024, this would have amounted to approximately $11.12 per issued and outstanding public share. However, the proceeds deposited in the Trust Account could become subject to the claims of SAC’s creditors, if any, which could have priority over the claims of the SAC public stockholders, regardless of whether such SAC public stockholder votes or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to SAC public stockholders electing to redeem their SAC Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of SAC Public Shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with SAC’s consent, until the Closing. If you deliver your share certificates (if any) and any other redemption forms for redemption to Continental, SAC’s transfer agent, and later decide prior to the SAC Special Meeting not to elect redemption, you may request that SAC’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, SAC’s transfer agent, at the address listed under the question “Who can help answer my questions?” below.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A.	It is expected that a U.S. holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its SAC Public Shares will generally be treated as selling such SAC Public Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of SAC Public Shares that such U.S. holder owns or is deemed to own. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisors on the tax consequences to them of an exercise of redemption rights under their particular circumstances, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

Q:	What are the U.S. Federal Income Tax consequences of the Business Combination to U.S. holders of ASI Common Stock?
A.	For general information on the material U.S. federal income tax consequences of the Business Combination to holders of ASI Common Stock, see the section entitled “U.S. Federal Income Tax Considerations” of this joint proxy statement/prospectus.
Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A.	Following the closing of the IPO, an amount equal to $234.6 million ($10.20 per unit) was placed in the Trust Account. In connection with the First Extension Special Meeting (as defined below) and the Second Extension Special Meeting (as defined below), the holders of an aggregate of 21,836,887 SAC Public Shares properly exercised their right to redeem their shares for an aggregate redemption amount of $229.9 million, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption as of September 11, 2024. As of September 11, 2024, funds in the trust account totaled approximately $12.8 million and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to SAC to pay its tax obligations (less up to $100.0 thousand of interest to pay dissolution expenses), the proceeds deposited in the Trust Account will not be released from the Trust Account until the earliest of (a) the completion of an initial business combination (including the Closing), (b) the redemption of any SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter (i) to modify the substance or timing of SAC’s obligation to provide its public stockholders the right to have their SAC Public Shares redeemed in connection with SAC’s initial business combination or to redeem 100% of the SAC Public Shares if SAC does not complete its initial business combination by December 14, 2024 or during any extended time SAC has to consummate its initial business combination beyond December 14, 2024 as a result of a stockholder vote to amend the SAC Charter (an “Extension Period”) or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (c) the redemption of all of the SAC Public Shares if SAC is unable to complete its initial business combination by December 14, 2024 or during any Extension Period, subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the Trust Account will be released to pay holders of SAC Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of the Combined Company following the Business Combination. See “Summary of the Joint Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A.	SAC’s public stockholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of SAC public stockholders are reduced as a result of redemptions by SAC public stockholders.

The Merger Agreement provides that the obligations of ASI to consummate the Merger are subject to the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result of redemptions, the Combined Company may not be able to meet the listing standards of the Applicable Stock Exchange. Additionally, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into the Combined Company will be reduced and the Combined Company may not be able to achieve its business plan and may require additional financing sooner than currently anticipated.

The table below presents the Trust Account value per share of redeemable SAC Class A Common Stock to a SAC public stockholder that elects not to redeem its shares under two redemption scenarios:

(In thousands, except for per share amounts)	No Redemption Scenario	Maximum Redemption Scenario(1)
Redemptions ($)	$—	$4,149
Redemptions (shares)	—	373
Trust Account value as of October 21, 2024	$12,929	$8,780
Total shares of redeemable SAC Class A Common Stock	1,163	790
Total Trust Account value per share of redeemable SAC Class A Common Stock	$11.12	$11.12
(1)	This scenario reflects the maximum number of shares that could be redeemed while satisfying the condition that SAC will have at least $5,000,001 of net tangible assets after redemptions.
Q:	What conditions must be satisfied to complete the Business Combination?
A.	The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of SAC and ASI, (ii) effectiveness of the Registration Statement of which this joint proxy statement/prospectus forms a part, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on the Applicable Stock Exchange the shares of Combined Company Common Stock to be issued in connection with the Merger, (v) the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (vi) the performance in all material respects of the respective covenants of SAC and ASI to be performed as of or prior to the Closing, including with respect to SAC, the covenant with respect to the Warrantholder Approval, (vii) the absence of any injunctions prohibiting the consummation of the Merger and (viii) the representations and warranties of SAC and ASI remaining accurate (to such standards described in the Merger Agreement) as of the effective time of the Merger. The Merger Agreement is also subject to the approval by the stockholders of SAC of the Extension Proposal.

For more information about conditions to the consummation of the Business Combination, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?
A.	It is currently expected that the Business Combination will be consummated in the first half of 2025. This date depends, among other things, on the approval of the proposals to be put to SAC stockholders at the SAC Special Meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by SAC’s stockholders at the SAC Special Meeting and SAC elects to adjourn the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the SAC Special Meeting. For a description of the conditions for the completion of the Business Combination, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement.”

This date also depends, among other things, on the approval of the proposals to be put to SAC warrantholders at the SAC Warrantholders Meeting. However, such meeting could be adjourned if the Warrantholders Meeting Adjournment Proposal is adopted by the holders of the SAC Public Warrants at the SAC Warrantholders Meeting and SAC elects to adjourn the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the SAC Warrantholders Meeting.

This date also depends, among other things, on the approval of the proposals to be put to ASI stockholders at the ASI Special Meeting. However, such meeting could be adjourned if the ASI Adjournment Proposal is adopted by ASI’s stockholders at the ASI Special Meeting and ASI elects to adjourn the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the ASI Special Meeting.

Q:	What happens if the Business Combination is not consummated?
A.	If SAC is not able to consummate the Business Combination with ASI by December 14, 2024 (or during an Extension Period) and is not able to complete another business combination by such date, SAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, and subject to having lawfully available funds therefor, redeem 100% of the outstanding SAC Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to SAC to pay taxes (less up to $100.0 thousand of such net interest to pay dissolution expenses), divided by the number of then-outstanding SAC Public Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SAC’s remaining stockholders and board of directors, in accordance with applicable law, dissolve and liquidate, subject in each case to SAC’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law.
Q:	Do I have appraisal rights in connection with the proposed Business Combination?
A.	SAC’s stockholders and holders of SAC Public Warrants do not have appraisal rights in connection with the Business Combination under the DGCL.

Holders of shares of ASI Class B Common Stock do not have appraisal rights in connection with the Business Combination under the DGCL. Holders of shares of ASI Class A Common Stock, ASI Class C Common Stock and ASI Class F Common Stock have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “ASI Appraisal Rights” of this joint proxy statement/prospectus.

Q:	Must I pay a conversion price in connection with the Warrant Amendment?
A.	No. Holders of SAC Public Warrants will not be required to pay a conversion price in connection with the Warrant Amendment.
Q:	If the Warrant Amendment Proposal is approved, what will I receive upon adoption of the Warrant Amendment?
A.	If the Warrant Amendment Proposal is approved, immediately prior to the Closing, you will receive 0.1 newly issued share of SAC Class A Common Stock for each SAC Public Warrant you hold, with any fractional entitlement being rounded down. See “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal.”

Q:

If SAC obtains the required votes to amend the Warrant Agreement, but I don’t vote in favor of the Warrant Amendment Proposal, will the Warrant Amendment be binding on me, and will my SAC Public Warrants be subject to the automatic conversion?

A.	Yes. If the required votes are obtained and the Business Combination is consummated, the Warrant Amendment will be binding on all holders of SAC Public Warrants, and the SAC Public Warrants held by you on the date of the Closing will be automatically converted into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down, whether or not you voted to approve the Warrant Amendment Proposal. See “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal.”
Q:	What do I need to do now?
A.	SAC and ASI urge you to read this joint proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you. You should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy cards.
Q:	How do I vote?
A.	If you are a holder of record of SAC Common Shares on the record date for the SAC Special Meeting, you may vote in person at the SAC Special Meeting or by submitting a proxy for the SAC Special Meeting. If you are a holder of record of SAC Public Warrants on the record date for the SAC Warrantholders Meeting, you may vote in person at the SAC Warrantholders Meeting or by submitting a proxy for the SAC Warrantholders Meeting. If you are a holder of record of ASI Common Stock on the record date for the ASI Special Meeting, you may vote in person at the ASI Special Meeting or by submitting a proxy for the ASI Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your securities in “street name,” which means your securities are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the securities you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your securities or, if you wish to attend the SAC Special Meeting and/or the SAC Warrantholders Meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.
Q:	If my securities are held in “street name,” will my broker, bank or nominee automatically vote my securities for me?
A.	No. If your securities are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the securities held for you in what is known as “street name.” If this is the case, this joint proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your securities and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your securities. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your securities with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. SAC believes all the proposals presented to the SAC stockholders and warrantholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your securities without your instruction on any of the proposals presented at the SAC Special Meeting or the SAC Warrantholders Meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your securities; this indication that a broker, bank or nominee is not voting your securities is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the SAC Special Meeting or the SAC Warrantholders Meeting. Your bank, broker or other nominee can vote your securities only if you provide instructions on how to vote. You should instruct your broker to vote your securities in accordance with directions you provide.

Q:	What will happen if I abstain from voting or fail to vote at the SAC Special Meeting?
A.	At the SAC Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. A failure to vote or an abstention will have no effect on the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. However, a failure to vote or abstention will have the same effect as a vote “AGAINST” the Charter Proposal.
Q:	What will happen if I abstain from voting or fail to vote at the SAC Warrantholders Meeting?
A.	At the SAC Warrantholders Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. A failure to vote or an abstention will have no effect on the Warrantholders Meeting Adjournment Proposal. However, a failure to vote or abstention will have the same effect as a vote “AGAINST” the Warrant Amendment Proposal.
Q:	What will happen if I abstain from voting or fail to vote at the ASI Special Meeting?
A.	At the ASI Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. An abstention will have the same effect as a vote “AGAINST” the ASI Stockholder Proposals. A failure to vote will have the same effect as a vote “AGAINST” the ASI Business Combination Proposal but will have no effect on the ASI Adjournment Proposal.
Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A.	Signed and dated proxies for the SAC Special Meeting received by SAC without an indication of how the SAC stockholder intends to vote on a proposal will be voted “FOR” each proposal presented at the SAC Special Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the SAC Special Meeting.

Signed and dated proxies for the SAC Warrantholders Meeting received by SAC without an indication of how the SAC warrantholder intends to vote on a proposal will be voted “FOR” each proposal presented at the SAC Warrantholders Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the SAC Warrantholders Meeting.

Signed and dated proxies for the ASI Special Meeting received by ASI without an indication of how the ASI stockholder intends to vote on a proposal will be voted “FOR” each proposal presented at the ASI Special Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the ASI Special Meeting.

Q:	When and where will the SAC Special Meeting be held?
A.	The SAC Special Meeting will be held on [__], 2025, at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.
Q:	When and where will the SAC Warrantholders Meeting be held?
A.	The SAC Warrantholders Meeting will be held on [__], 2025, at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.
Q:	When and where will the ASI Special Meeting be held?
A.	The ASI Special Meeting will be held on [__], 2025, at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

Q:	How do I attend the SAC Special Meeting virtually?
A.	If you are a registered SAC stockholder, you will receive a proxy card from Continental, SAC’s transfer agent. The form contains instructions on how to attend the virtual SAC Special Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental, SAC’s transfer agent, at (917) 262-2373 or proxy@continentalstock.com.

You can pre-register to attend the virtual SAC Special Meeting starting [__], 2025 at [__] [a.m./p.m.] Eastern Time. Enter the URL address into your browser [__], enter your control number, name and email address. At the start of the SAC Special Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the SAC Special Meeting.

SAC stockholders who hold their investments through a bank, broker or other nominee will need to contact Continental to receive a control number. If you plan to vote at the SAC Special Meeting, you will need to have a legal proxy from your bank, broker or other nominee, or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. In either case, you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the SAC Special Meeting for processing your control number.

Q:	How do I attend the SAC Warrantholders Meeting virtually?
A.	If you are a registered holder of SAC Public Warrants, you will receive a proxy card from Continental, SAC’s transfer agent. The form contains instructions on how to attend the virtual SAC Warrantholders Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental, SAC’s transfer agent, at (917) 262-2373 or proxy@continentalstock.com.

You can pre-register to attend the virtual SAC Warrantholders Meeting starting [__], 2025 at [__] [a.m./p.m.] Eastern Time. Enter the URL address into your browser [__], enter your control number, name and email address. At the start of the SAC Warrantholders Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the SAC Warrantholders Meeting.

Holders of SAC Public Warrants who hold their investments through a bank, broker or other nominee will need to contact Continental to receive a control number. If you plan to vote at the SAC Warrantholders Meeting, you will need to have a legal proxy from your bank, broker or other nominee, or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. In either case, you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the SAC Warrantholders Meeting for processing your control number.

Q:	How do I attend the ASI Special Meeting virtually?
A.	If you are a registered ASI stockholder, you will receive a proxy card from ASI. The form contains instructions on how to attend the virtual ASI Special Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact ASI’s Investor Relations at (760) 933-8437 or investorrelations@angel.com.

You can pre-register to attend the virtual ASI Special Meeting starting [__], 2025 at [__] [a.m./p.m.] Eastern Time. Enter the URL address into your browser [__], enter your control number, name and email address. At the start of the ASI Special Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the ASI Special Meeting.

Q:	Who is entitled to vote at the SAC Special Meeting?
A.	SAC has fixed [__], 2024 as the record date for the SAC Special Meeting. If you were a stockholder of SAC at the close of business on the record date, you are entitled to vote on matters that come before the SAC Special Meeting. However, a SAC stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the SAC Special Meeting.
Q:	Who is entitled to vote at the SAC Warrantholders Meeting?
A.	SAC has fixed [__], 2024 as the record date for the SAC Warrantholders Meeting. If you were a holder of SAC Public Warrants at the close of business on the record date, you are entitled to vote on matters that come before the SAC Warrantholders Meeting. However, a holder of SAC Public Warrants may only vote his or her SAC Public Warrants if he or she is present in person or is represented by proxy at the SAC Warrantholders Meeting.
Q:	Who is entitled to vote at the ASI Special Meeting?
A.	ASI has fixed [__], 2024 as the record date for the ASI Special Meeting. If you were a stockholder of ASI at the close of business on the record date, you are entitled to vote on matters that come before the ASI Special Meeting. However, an ASI stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the ASI Special Meeting.
Q:	How many votes do I have?
A.	SAC stockholders are entitled to one vote at the SAC Special Meeting for each SAC Common Share held of record as of the record date. Only holders of SAC Class B Common Stock are entitled to vote with respect to the Director Election Proposal. As of the close of business on the record date for the SAC Special Meeting, there were [__] SAC Common Shares issued and outstanding, of which [__] were issued and outstanding shares of SAC Class A Common Stock and 1,550,000 were issued and outstanding shares of SAC Class B Common Stock.

Holders of SAC Public Warrants are entitled to one vote at the SAC Warrantholders Meeting for each SAC Public Warrant held of record as of the record date. As of the close of business on the record date for the SAC Warrantholders Meeting, there were 11,500,000 SAC Public Warrants issued and outstanding.

With respect to one of the required votes for the ASI Business Combination Proposal, ASI stockholders are entitled to one vote at the ASI Special Meeting for each share of ASI Common Stock owned at the close of business on the record date. With respect to the other required vote for the ASI Business Combination Proposal and the vote for the ASI Adjournment Proposal, each holder of ASI Class F Common Stock is entitled to five votes for each such share, each holder of ASI Class A Common Stock is entitled to five votes for each such share, each holder of ASI Class B Common Stock is entitled to 55 votes for each such share and each holder of ASI Class C Common Stock is entitled to one vote for each such share, owned at the close of business on the record date. As of the close of business on the record date for the ASI Special Meeting, there were [__] shares of ASI Common Stock issued and outstanding, of which [__] were issued and outstanding shares of ASI Class F Common Stock, [__] were issued and outstanding shares of ASI Class A Common Stock, [__] were issued and outstanding shares of ASI Class B Common Stock and [__] were issued and outstanding shares of ASI Class C Common Stock, with an aggregate voting power of [__] votes.

Q:	What constitutes a quorum?
A.	A quorum of SAC stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the issued and outstanding SAC Common Shares on the record date, including those shares held as a constituent part of SAC Units, are represented in person or by proxy at the SAC Special Meeting; provided, however, that for the Director Election Proposal, a majority of the issued and outstanding shares of SAC Class B Common Stock as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum for the conduct of such business. As of the record date for the SAC Special Meeting, [__] SAC Common Shares would be required to achieve a quorum for matters other than the Director Election Proposal and 775,001 shares of SAC Class B Common Stock would be required to achieve a quorum for the Director Election Proposal. The Sponsor, who as of the record date for the SAC Special Meeting owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock), will count towards this quorum. Abstentions will be considered present for the purposes of establishing a quorum. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting and will therefore have the same effect as a vote AGAINST the Charter Proposal.

A quorum of holders of SAC Public Warrants is necessary to hold a valid SAC Warrantholders Meeting. The presence, in person or by proxy, of holders of SAC Public Warrants holding a majority of the SAC Public Warrants at the SAC Warrantholders Meeting constitutes a quorum at the SAC Warrantholders Meeting. As of the record date for the SAC Warrantholders Meeting, 5,750,001 SAC Public Warrants would be required to achieve a quorum. Abstentions will be considered present for the purposes of establishing a quorum. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the holders of SAC Public Warrants at the SAC Warrantholders Meeting will be considered non-discretionary, or as a vote cast at the SAC Warrantholders Meeting and will therefore have the same effect as a vote AGAINST the Warrant Amendment Proposal.

A quorum of ASI stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of holders of shares of ASI Common Stock constituting at least one-third of the votes which could be cast by the holders of all outstanding shares of ASI Common Stock is necessary to constitute a quorum at the ASI Special Meeting. As of the record date for the ASI Special Meeting, shares of ASI Common Stock constituting voting power of at least [__] votes would be required to achieve a quorum. Abstentions will be considered present for the purposes of establishing a quorum. Pursuant to the ASI Holders Support Agreement, certain ASI stockholders agreed to, among other things, vote in favor of and consent to adopting the Merger Agreement and the transactions contemplated thereby. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the voting power represented by the then-outstanding shares of ASI Common Stock, which will count towards this quorum.

Q:	What vote is required to approve each proposal at the SAC Special Meeting?
A.	The following votes are required for each proposal at the SAC Special Meeting:
●	The Business Combination Proposal: The Business Combination Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Charter Proposal: The Charter Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon.
●	The Governance Proposals: The Governance Proposals require approval by the affirmative vote (which is a non-binding advisory vote) of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Director Election Proposal: The Director Election Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon.

●	The Stock Issuance Proposal: The Stock Issuance Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Incentive Equity Plan Proposal: The Incentive Equity Plan Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Adjournment Proposal: The Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.

None of the proposals is conditioned on the approval by the holders of a majority of the SAC Common Shares held by stockholders other than the Sponsor or its affiliates. The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote its SAC Common Shares in favor of the Business Combination Proposal and the other proposals described in this joint proxy statement/prospectus. As of the record date, the Sponsor owned [__]% of the issued and outstanding SAC Common Shares (but only 3.2% of the issued and outstanding SAC Class B Common Stock). Accordingly, it is more likely that the necessary SAC stockholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal.

Q:	What vote is required to approve each proposal at the SAC Warrantholders Meeting?
A.	The Warrant Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding SAC Public Warrants (which represents at least 5,750,001 out of 11,500,000 outstanding SAC Public Warrants). The Warrantholders Meeting Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Public Warrants, represented in person or by proxy and entitled to vote thereon.

The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote any SAC Public Warrants it may hold in favor of the proposals being presented at the SAC Warrantholders Meeting. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by warrantholders other than the Sponsor or its affiliates. As of the record date for the SAC Warrantholders Meeting, the Sponsor owned [no] SAC Public Warrants. If the Sponsor purchases SAC Public Warrants at any time prior to the SAC Warrantholders Meeting, it is more likely that the necessary SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement.

Q:What vote is required to approve each proposal at the ASI Special Meeting?

A.	The following votes are required for each proposal at the ASI Special Meeting:
●	The ASI Business Combination Proposal: The ASI Business Combination Proposal requires approval by an affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of ASI Common Stock, voting as a single class and (ii) the holders of a majority of the outstanding shares of ASI Common Stock.
●	The ASI Adjournment Proposal: The ASI Adjournment Proposal requires approval by an affirmative vote of the holders of shares of ASI Common Stock having a majority of the votes which could be cast by the holders of all shares of ASI Common Stock entitled to vote thereon which are present in person or represented by a proxy at the ASI Special Meeting.

Pursuant to the ASI Holders Support Agreement, certain ASI stockholders agreed to, among other things, vote in favor of and consent to adopting the Merger Agreement and the transactions contemplated thereby. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the number of then-outstanding shares of ASI Common Stock and approximately [__]% of the voting power of the then-outstanding shares of ASI Common Stock.

Q:What are the recommendations of SAC’s board of directors?

A.	SAC’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the SAC Special Meeting are in the best interests of SAC and its stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal.

SAC’s board of directors believes that the Warrantholder Proposals to be presented at the SAC Warrantholders Meeting are in the best interests of SAC and its stockholders and unanimously recommends that the holders of SAC Public Warrants vote “FOR” the approval of the Warrant Amendment Proposal and “FOR” the approval of the Warrantholders Meeting Adjournment Proposal.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders and warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder or warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder or warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:What are the recommendations of ASI’s board of directors?

A.	ASI’s board of directors believes that the ASI Business Combination Proposal and the other proposals to be presented at the ASI Special Meeting are in the best interests of ASI and its stockholders and recommends that its stockholders vote “FOR” the ASI Business Combination Proposal and “FOR” the ASI Adjournment Proposal.

The existence of financial and personal interests of one or more of ASI’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ASI, its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that ASI stockholders vote for the proposals. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:How does the Sponsor intend to vote its shares?

A.	Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the SAC public stockholders in connection with an initial business combination, the Sponsor has agreed to vote all of its SAC Common Shares and any SAC Public Warrants it may hold in favor of all the proposals being presented at the SAC Special Meeting and the SAC Warrantholders Meeting, respectively. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock) and [no] SAC Public Warrants. None of the proposals presented at the SAC Special Meeting is conditioned on the approval by the holders of a majority of the SAC Common Shares held by SAC stockholders other than the Sponsor or its affiliates and none of the proposals presented at the SAC Warrantholders Meeting is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by SAC warrantholders other than the Sponsor or its affiliates. Accordingly, it is more likely that the necessary SAC stockholder approvals and SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or SAC’s or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares or SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals or the Warrant Amendment Proposal, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares or SAC Public Warrants from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares or SAC Public Warrants, vote their SAC Public Shares or SAC Public Warrants in favor of the Condition Precedent Proposals or Warrant Amendment Proposal or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or SAC’s or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share or SAC Public Warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the requirement that a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal, (5) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the SAC Warrantholders Adjournment Proposal, (6) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (7) otherwise limiting the number of SAC Public Shares electing to redeem and (8) the conditions to the consummation of the Business Combination being otherwise satisfied. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal.

Entering into any such arrangements may have a depressive effect on the SAC Common Shares and SAC Public Warrants (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares or warrants he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Special Meeting and the SAC Warrantholders Meeting and would likely increase the chances that such proposals would be approved. SAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the SAC Special Meeting or the SAC Warrantholders Meeting or the redemption level. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder or warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder or warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Did SAC’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A.	No. SAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. SAC’s management and directors have substantial experience in evaluating the operating and financial merits of companies and concluded that their experience and backgrounds, together with the experience and expertise of SAC’s advisors and SAC’s due diligence investigation of ASI, enabled them to make the necessary analyses and determinations regarding the Business Combination.
Q:	What happens if I sell my SAC Common Shares before the SAC Special Meeting?
A.	The record date for the SAC Special Meeting is earlier than the date of the SAC Special Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your SAC Public Shares after the applicable record date, but before the SAC Special Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares.
Q:	May I change my vote after I have mailed my signed proxy card?
A.	Yes. If you have submitted a proxy to vote your securities and wish to change your vote, you may do so by delivering a later-dated, signed proxy card prior to the date of the SAC Special Meeting, the SAC Warrantholders Meeting or the ASI Special Meeting, as applicable, or by voting virtually at the SAC Special Meeting, the SAC Warrantholders Meeting or the ASI Special Meeting, as applicable. Attendance at the SAC Special Meeting, the SAC Warrantholders Meeting or the ASI Special Meeting alone will not change your vote. SAC stockholders and warrantholders may revoke their proxy by sending a notice of revocation to SAC at 268 Post Road, Suite 200, Fairfield, CT 06824, Attn: Chief Executive Officer, which must be received by SAC prior to the vote at the SAC Special Meeting or the SAC Warrantholders Meeting, as applicable. ASI stockholders may revoke their proxy by sending a notice of revocation to ASI at 295 W Center St. Provo, Utah 84601, Attn: Investor Relations, which must be received by ASI prior to the vote at the ASI Special Meeting. However, the case of SAC stockholders and warrantholders, if your securities are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the SAC Special Meeting?
A.	If you fail to take any action with respect to the SAC Special Meeting and the Business Combination is approved by SAC stockholders and the Business Combination is consummated, you will become a stockholder of the Combined Company. If you fail to take any action with respect to the SAC Special Meeting and the Business Combination is not approved, you will remain a stockholder of SAC. However, if you fail to vote with respect to the SAC Special Meeting, you will nonetheless be able to elect to redeem your SAC Public Shares in connection with the Business Combination.
Q:	What happens if I fail to take any action with respect to the SAC Warrantholders Meeting?
A.	If you fail to take any action with respect to the SAC Warrantholders Meeting and the Warrant Amendment Proposal is approved by holders of SAC Public Warrants and the Business Combination is consummated, then immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down. If you fail to take any action with respect to the SAC Warrantholders Meeting and the Warrant Amendment Proposal is not approved or the Business Combination is not consummated, the Warrant Amendment Proposal will have no effect.
Q:	What happens if I fail to take any action with respect to the ASI Special Meeting?
A.	If you fail to take any action with respect to the ASI Special Meeting and the Business Combination is approved by ASI stockholders and the Business Combination is consummated, you will become a stockholder of the Combined Company. If you fail to take any action with respect to the ASI Special Meeting and the Business Combination is not approved, you will remain a stockholder of ASI.
Q:	What should I do with my share certificates?
A.	SAC stockholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, SAC’s transfer agent, prior to the SAC Special Meeting. Holders must complete the procedures for electing to redeem their SAC Public Shares in the manner described above prior to 5:00 p.m. Eastern Time on [__], 2025 (two business days before the SAC Special Meeting) in order for their shares to be redeemed. SAC public stockholders who do not elect to have their SAC Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their SAC Public Shares.
Q:	What should I do if I receive more than one set of voting materials?
A.	SAC stockholders and warrantholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your securities in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold securities. If you are a holder of record and your securities are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your securities.

ASI stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. If you are a holder of record and your securities are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your securities.

Q:	Who will solicit and pay the cost of soliciting proxies for the SAC Special Meeting and the SAC Warrantholders Meeting?
A.	SAC will pay the cost of soliciting proxies for the SAC Special Meeting and the SAC Warrantholders Meeting. SAC has engaged Sodali & Co (“Sodali”) to assist in the solicitation of proxies for the SAC Special Meeting and the SAC Warrantholders Meeting. SAC has agreed to pay Sodali a fee of $10.0 thousand, plus disbursements (to be paid with non-Trust Account funds). SAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of SAC Class A Common Stock and SAC Public Warrants for their expenses in forwarding soliciting materials to beneficial owners of shares of SAC Class A Common Stock and SAC Public Warrants, respectively, and in obtaining voting instructions from those owners. SAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q:	Who will solicit and pay the cost of soliciting proxies for the ASI Special Meeting?
A.	ASI is soliciting proxies for the ASI Special Meeting. This solicitation is being made by mail but also may be made by telephone or in person. ASI and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ASI will bear the cost of the solicitation.
Q:	Where can I find the voting results of the SAC Special Meeting?
A.	The preliminary voting results are expected to be announced at the SAC Special Meeting. SAC will publish final voting results of the SAC Special Meeting in a Current Report on Form 8-K within four business days after the SAC Special Meeting.
Q:	Where can I find the voting results of the SAC Warrantholders Meeting?
A.	The preliminary voting results are expected to be announced at the SAC Warrantholders Meeting. SAC will publish final voting results of the SAC Warrantholders Meeting in a Current Report on Form 8-K within four business days after the SAC Warrantholders Meeting.
Q:	Where can I find the voting results of the ASI Special Meeting?
A.	The preliminary voting results are expected to be announced at the ASI Special Meeting. ASI will publish final voting results of the ASI Special Meeting in a Current Report on Form 8-K within four business days after the ASI Special Meeting.
Q:	Who can help answer my questions?
A.	If you are a SAC stockholder or warrantholder and you have questions about the Business Combination or if you need additional copies of the joint proxy statement/prospectus, any document incorporated by reference in this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

Sodali & Co

333 Ludlow Street

5th Floor, South Tower

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call collect: (203) 658-9400

Email: PORT.info@investor.sodali.com

You also may obtain additional information about SAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of SAC Public Shares and you intend to seek redemption of your SAC Public Shares, you will need to deliver your share certificates (if any) and any other redemption forms to Continental, SAC’s transfer agent, at the address below prior to the SAC Special Meeting. Holders must complete the procedures for electing to redeem their SAC Public Shares in the manner described above prior to 5:00 p.m. Eastern Time on [__], 2025 (two business days before the SAC Special Meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Please check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to SAC Public Shares. Notwithstanding the foregoing, a public stockholder of SAC, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares without SAC’s prior consent. Accordingly, all SAC Public Shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

If you are an ASI stockholder and you have questions about the Business Combination or if you need additional copies of the joint proxy statement/prospectus, any document incorporated by reference in this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

Angel Studios, Inc.

295 W Center St.

Provo, Utah 84601

Attention: Investor Relations

Email: investorrelations@angel.com

(760) 933-8437

You also may obtain additional information about ASI from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the SAC Special Meeting, the SAC Warrantholders Meeting and the ASI Special Meeting, including the Business Combination, you should read this joint proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this joint proxy statement/prospectus in the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement.”

Unless otherwise specified, all share calculations assume no exercise of redemption rights by the public stockholders in connection with the Business Combination.

The Parties to the Business Combination

SAC

Southport Acquisition Corporation is a blank check company incorporated as a Delaware corporation on April 13, 2021 and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SAC has neither engaged in any operations nor generated any revenue to date. Based on SAC’s business activities, it is a “shell company” as defined under the Exchange Act.

On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. Prior to the Sponsor’s acquisition of these shares of SAC Class B Common Stock, SAC had no assets, tangible or intangible. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. Of the 5,750,000 shares of SAC Class B Common Stock then-outstanding, 750,000 were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was not exercised in the IPO. The number of shares of SAC Class B Common Stock outstanding was determined based on the expectation that the shares of SAC Class B Common Stock would represent 20% of the outstanding shares of SAC Common Stock upon the completion of the IPO.

The registration statement for the IPO was declared effective on December 9, 2021. On December 14, 2021, SAC consummated the IPO, which involved SAC’s sale of 23,000,000 SAC Units at $10.00 per SAC Unit, generating gross proceeds of $230.0 million. The 23,000,000 SAC Units sold by SAC include 3,000,000 SAC Units purchased by the underwriter for the IPO pursuant to the full exercise of its option to purchase up to 3,000,000 additional SAC Units to cover over-allotments. Accordingly, no shares of SAC Class B Common Stock remain subject to forfeiture. Simultaneously with the closing of the IPO, SAC consummated the private sale of an aggregate of 11,700,000 warrants (the “SAC Private Placement Warrants”) to the Sponsor at a price of $1.00 per SAC Private Placement Warrant, generating proceeds to SAC of $11.7 million.

Following the closing of the IPO on December 14, 2021, $234.6 million ($10.20 per SAC Unit) from the net proceeds of the sale of the SAC Units in the IPO and the sale of the SAC Private Placement Warrants was placed in the Trust Account, located in the United States, which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by SAC, until the earlier of: (i) the completion of a business combination, (ii) the redemption of any of the SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter (a) to modify the substance or timing of SAC’s obligation to provide its public stockholders the right to have their SAC Public Shares redeemed in connection with an initial business combination or to redeem 100% of the SAC Public Shares if SAC does not complete the initial business combination within the Combination Period (as defined below) or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of SAC Public Shares if SAC is unable to complete the initial business combination within 18 months from December 14, 2021 or during any extended time that SAC has to consummate its initial Business Combination beyond such 18-month period (the “Combination Period”).

On June 9, 2023 (the “First Extension Special Meeting”), SAC’s stockholders approved a proposal to amend the SAC Charter (the “First Extension Amendment Proposal”) to extend the time that SAC has to consummate its initial business combination (the “First Extension”) from June 14, 2023 to September 14, 2023 and to allow the board of directors of SAC, without another stockholder vote, to elect to further extend the date to consummate an initial business combination after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024, providing SAC a 21-month period (or up to 27-month period) from the closing of the IPO to consummate its initial business combination.

Prior to the First Extension Special Meeting, on May 25, 2023, SAC and the Sponsor entered into voting and non-redemption agreements (the “Non-Redemption Agreements”) with the Third-Party SAC Investors in exchange for the Third-Party SAC Investors agreeing (i) not to redeem an aggregate of 4,000,000 SAC Public Shares (the “Non-Redeemed Shares”) in connection with the First Extension Special Meeting and (ii) to vote in favor of the First Extension Amendment Proposal and the First Extension at the First Extension Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor, with 500,000 of such shares to be transferred to the Third-Party SAC Investors promptly upon consummation of the First Extension, and an additional 166,666 shares to be transferred to the Third-Party SAC Investors monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of SAC elects to further extend the deadline to consummate an initial business combination at or prior to such date, in each case, if the Third-Party SAC Investors continue to hold such Non-Redeemed Shares through the First Extension Special Meeting.

In connection with the First Extension Special Meeting and the entry into the Non-Redemption Agreements, on May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock (the “Conversion”). After giving effect to the Conversion, SAC had an aggregate of 27,200,000 shares of SAC Class A Common Stock issued and outstanding, comprised of 4,200,000 shares held by the Sponsor and not subject to possible redemption and 23,000,000 shares of SAC Class A Common Stock subject to possible redemption, and 1,550,000 shares of SAC Class B Common Stock issued and outstanding. In connection with the First Extension Special Meeting, the holders of 18,849,935 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197.7 million, resulting in 4,150,065 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. The trustee processed the redemptions and withdrew the $197.7 million payable to the holders redeeming 18,849,935 shares of SAC Class A Common Stock on July 7, 2023.

The board of directors of SAC approved six monthly extensions to extend the time SAC had to consummate an initial business combination from September 14, 2023 to March 14, 2024. In connection with each of the six monthly extensions, the Sponsor transferred 166,666 shares of SAC Class B Common Stock held by the Sponsor to the Third-Party SAC Investors in accordance with the Non-Redemption Agreements.

In addition, on March 14, 2024, SAC held a special meeting of stockholders (the “Second Extension Special Meeting”) and obtained approval to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from March 14, 2024 to December 14, 2024. In connection with the Second Extension Special Meeting, the holders of 2,986,952 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32.2 million, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. Accordingly, as of September 11, 2024, there were 5,363,113 shares of SAC Class A Common Stock issued and outstanding (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption and 4,200,000 shares of SAC Class A Common Stock held by the Sponsor) and approximately $12.8 million held in the Trust Account.

On March 21, 2024, SAC received correspondence from the staff of NYSE Regulation of the NYSE indicating that the staff has determined to commence proceedings to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, because SAC had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly held shares over a consecutive 30 trading day period of at least $40.0 million.

On April 8, 2024, the NYSE filed a Form 25 to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, and to remove such securities from registration under Section 12(b) of the Exchange Act. The delisting became effective ten days after the filing of the Form 25, and the deregistration became effective 90 days after the Form 25 filing. The SAC Class A Common Stock, SAC Public Warrants and SAC Units remain registered under Section 12(g) of the Exchange Act, and began trading on the OTC Pink Marketplace on or about March 22, 2024 under the ticker symbols “PORT”, “PORTW” and “PORTU”, respectively.

On October 29, 2024, SAC filed a definitive proxy statement with respect to a special meeting of stockholders (the “Third Extension Special Meeting”) to obtain the approval of SAC’s stockholders to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from December 14, 2024 to September 30, 2025, as contemplated by the Merger Agreement. The joint proxy statement/prospectus will be updated subsequent to the Third Extension Special Meeting to disclose the results of such meeting.

The Sponsor, Southport Acquisition Sponsor LLC, is a Delaware limited liability company that is owned by Jeb Spencer, SAC’s Chief Executive Officer, Jared Stone, the Chairman of SAC’s board of directors, and other investors, including all of SAC’s directors. The Sponsor is controlled by Mr. Spencer and Mr. Stone. The board of managers of the Sponsor consists of Mr. Spencer and Mr. Stone, and Mr. Spencer serves as Chief Executive Officer of the Sponsor. Mr. Spencer and Mr. Stone, together with their affiliates, collectively own approximately 66% of the membership interests in the Sponsor. The Sponsor currently holds 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock, which shares, together with 1,499,996 shares of SAC Class B Common Stock that were transferred to the SAC Third-Party Investors, were acquired for an aggregate investment of $25.0 thousand prior to the IPO and 11,700,000 SAC Private Placement Warrants, which warrants were acquired for an aggregate investment of $11.7 million at the time of the IPO, as described above.

SAC Class A Common Stock, SAC Public Warrants and SAC Units are listed on the OTC Pink Marketplace under the ticker symbols “PORT,” “PORTW” and “PORTU,” respectively. SAC is applying to have the Combined Company Class A Common Stock listed on the NYSE American under the ticker symbol “AGSD.” It is a condition to the consummation of the Business Combination that SAC receives confirmation from the NYSE American (or another nationally recognized stock exchange in the United States as may be agreed by SAC and ASI) that the securities have been conditionally approved for listing on such exchange, but there can be no assurance such listing conditions will be met or that SAC will obtain such confirmation from such exchange. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the applicable condition set forth in the Merger Agreement is waived by the applicable parties. All outstanding SAC Units will be separated into their component securities immediately prior to the Closing. Subject to approval of the Warrant Amendment Proposal, each issued and outstanding SAC Public Warrant will be converted into 0.1 newly issued share of SAC Class A Common Stock immediately prior to the Closing as described elsewhere in this joint proxy statement/prospectus. Accordingly, if the Warrant Amendment Proposal is approved, the Combined Company will not have any units or public warrants following consummation of the Business Combination, and therefore there will be no NYSE American listing of the SAC Units or SAC Public Warrants following the consummation of the Business Combination.

SAC’s principal executive office is located at 268 Post Road, Suite 200, Fairfield, CT 06824. Its telephone number is (917) 503-9722.

Merger Sub

Sigma Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of SAC. Merger Sub was formed by SAC on September 9, 2024 to consummate the Business Combination. Merger Sub does not own any material assets or operate any business.

Merger Sub’s principal executive office is located at c/o Southport Acquisition Corporation, 268 Post Road, Suite 200, Fairfield, CT 06824. Its telephone number is (917) 503-9722.

ASI

ASI was founded in 2013 by Chief Executive Officer Neal Harmon alongside his brothers Daniel, Jeffrey and Jordan. ASI is a values-based distribution company for stories that amplify light to mainstream audiences. As of November 4, 2024, through the Angel Guild, over 450,000 members from more than 150 different countries help decide what film and television projects ASI will market and distribute. With over 124,000 individual investments, more than 93,000 early investors (“Angel Investors”) have invested over $103.0 million in ASI or projects distributed by ASI as of September 11, 2024. ASI believes, based on current growth trajectories, that the Angel Guild will reach 1 million members in 2025.

Defining & Determining Light

To determine whether or not a film or television show should be released, ASI screens a short promotional version, or if available a full-length feature or episode, to a sample of members of the Angel Guild who vote on whether the project “amplifies light.” We define “light” as anything that is true, honest, noble, just, authentic, lovely, admirable and excellent.

The Angel Guild

The Angel Guild is a community of interested individuals who have invested in ASI’s previous films or television shows, and individuals who pay a monthly or annual fee to ASI to be a member of the Angel Guild. Upon watching a “Torch,” which is a concept video preview, Angel Guild members are asked for their feedback as to whether or not the Torch “amplifies light,” and their feedback is used to determine whether ASI will move forward with production and/or distribution of the film or television show.

ASI primarily generates revenue from the following sources:

●	Angel Guild revenue comes from monthly or annual membership fees. Currently there are two possible tiers for membership: Basic and Premium. Both memberships allow voting for every ASI release, give early access for streaming, and help fund ASI’s original films, increasing new content releases. The primary difference between the two memberships is that Premium includes two complimentary tickets to every ASI theatrical release and a discount for all merchandise.
●	Theatrical Distribution revenue comes from releasing ASI’s original films with ASI’s exhibitor partners. Every time a moviegoer purchases a ticket from the partner theaters, ASI receives a percentage of the box office revenue. For most international theaters, the percentage of box office revenue is first paid to a distributor who then pays ASI.
●	Content Licensing revenue comes from licensing ASI’s films and television shows to other distributors such as Amazon, Apple and Netflix. ASI’s future plans include licensing the rights to ASI’s films and television shows for other experiences such as derivative shows, video games, theme parks and Broadway-style plays.
●	Merchandise revenue is generated from sales of merchandise related to ASI’s films and series, as well as physical DVD sales. ASI also offers a direct online store for ASI themed products and wholesale products to retail partners.

Bitcoin Treasury Strategy: Seeking to Empower the Angel Guild for Generations

As of October 15, 2024, ASI held an aggregate of approximately 300 bitcoins. ASI plans to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to its core film and television production and distribution business. The continued implementation of this bitcoin reserve is intended to support ASI’s mission-driven approach. ASI’s bitcoin treasury is a for-profit “endowment for the arts” based on the bitcoin standard that seeks to build a financial foundation to fund the world’s best filmmakers to produce stories that amplify light for generations to come. On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C Common Stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C Common Stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C Common Stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities.

Regulation A Offering

On September 10, 2024, ASI sold an aggregate of 661,375 shares of ASI Class C Common Stock, pursuant to the ASI Reg A Offering. The ASI Reg A Offering was conducted pursuant to the ASI Reg A Offering Statement. The price of the ASI Class C Common Stock was $30.24 per share, for gross proceeds of approximately $20.0 million. No selling commissions were paid in connection with the sale of these shares of ASI Class C Common Stock. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

Business Plan

ASI is a community-driven movie studio that empowers audiences to decide which stories get produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, which include individuals from all over the world who are all on a singular mission: to find stories and filmmakers that amplify light. After projects pass the Angel Guild, Angel Investors are given the opportunity to fund the projects they are most excited to see, via the Angel Funding Portal discussed below. Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others.

ASI’s distribution clients utilize the services of VAS Portal, LLC d/b/a Angel Funding (“VAS Portal”) to facilitate crowdfunding of its projects by Angel Investors through the “Angel Funding Portal.” VAS Portal was originally founded as a wholly owned subsidiary of ASI, but was sold in 2019 to Harmon Ventures, LLC (an entity indirectly owned by ASI’s Chief Executive Officer, Mr. Neal Harmon, and two of his brothers, Messrs. Jeffrey Harmon and Daniel Harmon) (“Harmon Ventures”). As of the date of this joint proxy statement/prospectus, ASI has no ownership interest in VAS Portal.

During 2023, ASI launched a new theatrical division and released “His Only Son,” which debuted at #3 in the U.S. box office according to distributor data provided to TheNumbers.com. On July 4, 2023, ASI released “Sound of Freedom,” which debuted at #1 in the U.S. box office according to distributor data provided to TheNumbers.com. ASI’s innovative theatrical strategy combines the power of the Angel Guild’s predictive capabilities in identifying movies that ASI believes deserve a theatrical release with the efficiency of crowdfunding the prints and advertising (“P&A”) funds needed to market the film. In addition, using ASI’s self-developed and controlled “Theatrical Pay-it-Forward” technology, ASI is able to offer a community-based in-person cinema experience whereby, after experiencing a film in the theater, people have the opportunity to share that experience with others by purchasing tickets, through the Angel app or on ASI’s website, for those who would not otherwise watch the film at a theater. The Theatrical Pay-it-Forward technology combines standard payment processing technology with a streamlined redemption process that allows recipients of the Theatrical Pay-it-Forward tickets to select a theater and showtime of their choosing for the respective film.

Not all of ASI’s films or TV shows launch theatrically. ASI considers multiple different distribution strategies for ASI’s films and TV shows, including licensing of the content across a wide range of global distribution platforms and networks that include TVOD, EST, SVOD, AVOD and FVOD. ASI also makes its content available through its own streaming service via the Angel App or on its website (www.angel.com). The Angel App is available to download for free from the Google Play Store on Android mobile devices, Google TV devices, and Android TV devices, from the Apple App Store on iOS mobile devices, from Roku TV, from the Fire TV Channels Store on Fire TV and from Samsung Smart TV. While most content can be watched for free on the Angel App, members of the Angel Guild are provided with early access to most of the content that ASI distributes.

ASI’s principal executive office is located at 295 W Center Street, Provo, UT 84601. Its telephone number is (760) 933-8437. Its corporate website address is www.angel.com.

SAC Stockholder Proposals

The following is a summary of the proposals to be put to the SAC Special Meeting and certain transactions contemplated by the Merger Agreement. Unless waived by the parties to the Merger Agreement, each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this joint proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the SAC Special Meeting.

On September 9, 2024, after careful consideration, SAC’s board of directors unanimously determined that the Business Combination is fair to and in the best interests of SAC and its stockholders and recommended that SAC’s stockholders vote “FOR” the proposals presented to SAC’s stockholders in this joint proxy statement/prospectus. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” in this joint proxy statement/prospectus for a further discussion of these considerations.

The Business Combination Proposal

As discussed in this joint proxy statement/prospectus, SAC is asking its stockholders to approve and adopt the Merger Agreement. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASI, with ASI surviving the merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this joint proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—SAC’s Board of Directors’ Reasons for the Business Combination,” SAC’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for the IPO, including that the business of ASI and its subsidiaries had a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting fees). See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Satisfaction of 80% Test.” For more information about the transactions contemplated by the Merger Agreement, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal.”

Aggregate Merger Consideration

At the effective time of the Merger, among other things, each share of ASI Common Stock outstanding as of immediately prior to the effective time of the Merger (other than the Excluded Shares), will be canceled and converted into the right to receive a number of shares of the Corresponding Class of Combined Company Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate number of shares of ASI Common Stock issued and outstanding immediately prior to the Merger as calculated pursuant to the Merger Agreement (such quotient being the Merger Consideration Per Fully Diluted Share), with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made in lieu of fractional shares eliminated by rounding).

For further details, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Treatment of ASI Options

At the effective time of the Merger, among other things, each ASI Option outstanding as of immediately prior to the Merger will be converted into Combined Company Options.

Subject to the terms of the Merger Agreement, each Combined Company Option will relate to the number of whole shares of the Corresponding Class of Combined Company Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of the applicable class of ASI Common Stock subject to such ASI Option multiplied by (ii) the Merger Consideration Per Fully Diluted Share. The exercise price per share for each Combined Company Option will equal (i) the exercise price per share of the applicable ASI Option divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent).

Prior to the Closing, ASI shall take all necessary actions to effect the treatment of the ASI Options pursuant to the Company Incentive Plans and the applicable award agreements, and terminate the Company Incentive Plans as of the effective time of the Merger and to ensure no new awards are granted thereunder from and following the effective time of the Merger (provided that the ASI Options will remain subject to the terms of the Company Incentive Plans except that any references to ASI shall refer to the Combined Company and any references to ASI Common Stock shall refer to the Combined Company Common Stock).

For further details, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Consideration—Treatment of ASI Options.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of SAC and ASI, (ii) effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on the Applicable Stock Exchange the shares of Combined Company Common Stock to be issued in connection with the Merger, (v) the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (vi) the performance in all material respects of the respective covenants of SAC and ASI to be performed as of or prior to the Closing, including with respect to SAC, the covenant with respect to the Warrantholder Approval, (vii) the absence of any injunctions prohibiting the consummation of the Merger and (viii) the representations and warranties of SAC and ASI remaining accurate (to such standards described in the Merger Agreement) as of the effective time of the Merger. The Merger Agreement is also subject to the SAC Extension Approval, which approval was obtained on October 15, 2024.

For further details, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Closing Conditions.”

The Charter Proposal

SAC’s stockholders are also being asked to approve the Charter Proposal. The Proposed Charter was negotiated as part of the Business Combination and in the judgment of the SAC board of directors, the proposed changes to the SAC Charter are necessary to be reflected in the Proposed Charter and advisable to facilitate the Business Combination and the needs of the Combined Company. Unless waived by the parties to the Merger Agreement, approval of the Charter Proposal is a condition to the consummation of the Business Combination and the Charter Proposal is cross-conditioned on the approval of the other Condition Precedent Proposals.

For additional information, see “SAC Stockholder Proposal No. 2: The Charter Proposal.”

The Governance Proposals

SAC’s stockholders are also being asked to approve, on a non-binding advisory basis, the following proposals with respect to certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions.

The Governance Proposals, which will be effective as of the Closing, will provide for the following:

●	change the authorized share capital of SAC from (i) 200,000,000 shares of SAC Class A Common Stock, 20,000,000 shares of SAC Class B Common Stock and 1,000,000 shares of SAC Preferred Stock to (ii) [__] shares of Combined Company Class A Common Stock, [__] shares of Combined Company Class B Common Stock and no shares of Combined Company Preferred Stock;
●	each outstanding share of Combined Company Class A Common Stock will be entitled to one vote and each outstanding share of Combined Company Class B Common Stock will be entitled to ten votes;
●	the Combined Company will be subject to the provisions of Section 203 of the DGCL;
●	a staggered board structure with three classes of directors, Class I, Class II and Class III, each of which will generally serve for a term of three years;
●	a right of stockholders to call special meetings; and

●	all other changes in connection with the replacement of the current amended and restated certificate of incorporation and amended and restated bylaws of SAC with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination, including (i) changing the Combined Company’s corporate name from “Southport Acquisition Corporation” to “Angel Studios, Inc.”, (ii) making the Combined Company’s corporate existence perpetual and (iii) removing certain provisions related to SAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals. For additional information, see “SAC Stockholder Proposal No. 3: The Governance Proposals.”

The Director Election Proposal

The holders of the SAC Class B Common Stock are also being asked to approve the Director Election Proposal. Upon the consummation of the Business Combination, the board of directors of the Combined Company will consist of five directors. Unless waived by the parties to the Merger Agreement, approval of the Director Election Proposal is a condition to the consummation of the Business Combination and the Director Election Proposal is cross-conditioned on the approval of the other Condition Precedent Proposals. For additional information, see “SAC Stockholder Proposal No. 4: The Director Election Proposal.”

The Stock Issuance Proposal

SAC’s stockholders are also being asked to approve the Stock Issuance Proposal. Unless waived by the parties to the Merger Agreement, approval of the Stock Issuance Proposal is a condition to the consummation of the Business Combination and the Stock Issuance Proposal is cross-conditioned on the approval of the other Condition Precedent Proposals.

For additional information, see “SAC Stockholder Proposal No. 5: The Stock Issuance Proposal.”

The Incentive Equity Plan Proposal

SAC’s stockholders are also being asked to approve the Incentive Equity Plan Proposal. Unless waived by the parties to the Merger Agreement, approval of the Incentive Equity Plan Proposal is a condition to the consummation of the Business Combination and the Incentive Equity Plan Proposal is cross-conditioned on the approval of the other Condition Precedent Proposals.

For additional information, see “SAC Stockholder Proposal No. 6: The Incentive Equity Plan Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the SAC Special Meeting for the approval of one or more proposals at the SAC Special Meeting, SAC’s board of directors may submit a proposal to adjourn the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. In no event will SAC solicit proxies to adjourn the SAC Special Meeting or complete the Business Combination beyond the date by which it may properly do so. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

For additional information, see “SAC Stockholder Proposal No. 7: The Adjournment Proposal.”

SAC Warrantholder Proposals

The following is a summary of the proposals to be put to the SAC Warrantholders Meeting and certain transactions contemplated by the Merger Agreement. The Warrant Amendment Proposal is conditioned on the approval of the Condition Precedent Proposals. The Warrantholders Meeting Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this joint proxy statement/prospectus.

On September 9, 2024, after careful consideration, SAC’s board of directors unanimously determined that the Business Combination is fair to and in the best interests of SAC and its stockholders and recommended that SAC’s public warrantholders vote “FOR” the proposals presented to them in this joint proxy statement/prospectus. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a warrantholder. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” in this joint proxy statement/prospectus for a further discussion of these considerations.

Warrant Amendment Proposal

Holders of SAC Public Warrants are being asked to approve an amendment to the terms of the Warrant Agreement. The proposed Warrant Amendment provides that immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 share of newly issued SAC Class A Common Stock, with any fractional entitlement being rounded down. Assuming the registered holders of a majority of SAC Public Warrants vote in favor of the amended warrant terms, the Warrant Amendment will be effected by SAC’s execution and delivery of an amendment to the Warrant Agreement in the form attached as Annex G, which will be executed by SAC as soon as the required vote has been obtained and immediately prior to the Closing.

For additional information, see “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal.”

Warrantholders Meeting Adjournment Proposal

SAC is proposing the Warrantholders Meeting Adjournment Proposal to adjourn the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal. In no event will SAC solicit proxies to adjourn the SAC Warrantholders Meeting or complete the Business Combination beyond the date by which it may properly do so.

For additional information, see “SAC Warrantholder Proposal No. 2: The Warrantholders Meeting Adjournment Proposal.”

SAC’s Board of Directors’ Reasons for the Business Combination

SAC was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the SAC board of directors consulted with SAC’s management and considered a number of factors. In particular, the SAC board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

●	ASI’s Large and Growing Addressable Market. According to Deadline, global box office revenues are growing and grossed an estimated $33.9 billion in 2023. The global TV and streaming video market is growing even faster and was estimated to surpass $700.0 billion in revenues in 2023, according to Omdia. According to TheNumbers.com, ASI was one of the top ten distributors in 2023, by domestic box office revenue. ASI’s theatrical releases have generated more than $300.0 million in global box office receipts since March 2023. SAC’s board of directors reviewed ASI’s pipeline of film and TV productions planned through 2025 and was impressed by the quantity and quality of the planned offerings.
●	ASI’s Guild Guides Production Decisions. ASI has taken a unique approach to production decisions through its Angel Guild. Through the Angel Guild, over 375,000 consumer members choose which film and television projects ASI will market and distribute. The SAC board of directors believes that ASI, with its differentiated offerings, combined with decision making informed by the Angel Guild, is well-positioned to become a leading media and film distribution studio.

●	ASI’s Business Model. The SAC board of directors believes that ASI has developed a differentiated and innovative theatrical strategy that combines the Angel Guild’s predictive capabilities in identifying films that deserve a theatrical release with the efficiency of crowdfunding production. During 2023, ASI released “His Only Son,” which on March 31, 2023, debuted at #3 in the U.S. box office according to distributor data provided to TheNumbers.com. On July 4, 2023, ASI released “Sound of Freedom,” which debuted at #1 in the U.S. box office according to distributor data provided to TheNumbers.com. In addition to ASI’s films and TV shows that launch theatrically, ASI considers multiple different distribution strategies for its films and TV shows, including licensing of the content across a wide range of global distribution platforms and networks that include TVOD, EST, SVOD, AVOD and FVOD. ASI also makes its content available through its own streaming service via the Angel App or on its website.
●	ASI’s Future Opportunities. The SAC board of directors believes that ASI has multiple paths for potential continued corporate and financial development, including accelerated Angel Guild membership additions and increased frequency of theatrical releases.
●	Experienced and Proven Management Team. The SAC board of directors believes that ASI’s management team possesses a long history in the media and motion picture industry with expertise in management, marketing, technology and finance. For additional information regarding ASI’s executive officers, see the section entitled “Management of the Combined Company Following the Business Combination.”
●	Bitcoin Treasury Strategy. The SAC board of directors reviewed ASI’s bitcoin treasury strategy. ASI has held at least 125 bitcoin on its balance sheet since 2021 as a strategic treasury asset. ASI plans to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to its core film and television production and distribution business.

SAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. SAC’s management and directors have substantial experience in evaluating the operating and financial merits of companies and concluded that their experience and backgrounds, together with the experience and expertise of SAC’s advisors and SAC’s due diligence investigation of ASI, enabled them to make the necessary analyses and determinations regarding the Business Combination.

For a more complete description of the SAC board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the SAC board of directors, see the section entitled “SAC Stockholder Proposal No. 1:The Business Combination Proposal—SAC’s Board of Directors’ Reasons for the Business Combination.”

ASI Stockholder Proposals

The following is a summary of the proposals to be put to the ASI Special Meeting and certain transactions contemplated by the Merger Agreement. The Business Combination will be consummated only if the ASI Business Combination Proposal and the Condition Precedent Proposals are approved. Accordingly, even if the ASI Business Combination Proposal is approved, the Business Combination will not be consummated unless all of the Condition Precedent Proposals are approved (unless waived by the parties to the Merger Agreement). The ASI Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this joint proxy statement/prospectus.

On September 10, 2024, after careful consideration, the ASI board of directors determined that the Business Combination is fair to ASI’s stockholders and that the ASI Business Combination Proposal is in the best interests of ASI and its stockholders and recommended that ASI’s stockholders vote “FOR” the proposals presented to ASI’s stockholders in this joint proxy statement/prospectus. ASI’s directors and officers have interests in the Business Combination that may conflict with your interests as an ASI stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that may conflict with your interests as an ASI stockholder. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” in this joint proxy statement/prospectus for a further discussion of these considerations.

The ASI Business Combination Proposal

ASI is asking its stockholders to approve and adopt the Merger Agreement. For more information about the transactions contemplated by the Merger Agreement, see “—SAC Stockholder Proposals—The Business Combination Proposal,” “SAC Stockholder Proposal No. 1: The Business Combination Proposal” and “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal.”

The ASI Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the ASI Special Meeting for the approval of the ASI Business Combination Proposal, ASI’s board of directors may submit a proposal to adjourn the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. In no event will ASI solicit proxies to adjourn the ASI Special Meeting or complete the Business Combination beyond the date by which it may properly do so.

For additional information, see “ASI Stockholder Proposal No. 2: The ASI Adjournment Proposal.”

ASI’s Board of Directors’ Reasons for the Business Combination

On September 10, 2024, the ASI board of directors by unanimous vote (with one abstention) (i) approved and adopted the Merger Agreement and related transaction agreements and the transactions contemplated thereby (including the Business Combination), (ii) determined that the Business Combination is advisable and fair to, and in the best interests of, ASI and its stockholders and (iii) recommended that ASI stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Business Combination).

In evaluating the Business Combination, the ASI board of directors consulted with ASI’s management, business advisors, stockholders and legal advisors and considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ASI board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ASI board of directors viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In particular, the ASI board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

●	Best Available Fundraising and Growth Path. The ASI board of directors determined, after a thorough review of other fundraising and growth opportunities reasonably available to ASI, that the proposed Business Combination represents the best fundraising and growth opportunities based upon its evaluation and assessment of numerous other potential avenues for fundraising and growth.
●	Route to Becoming a Public Company. The ASI board of directors considered potential alternatives to becoming a public company from a business combination with a special purpose acquisition company (“SPAC”), and the potential advantages the Business Combination affords, including the expected cost to becoming a public company from a business combination with a SPAC compared to other ways of going public.
●	Stockholder Liquidity. The Business Combination represents an opportunity for ASI to become a publicly traded company by exchanging its existing shares for Combined Company Common Stock, which would result in the shares of Combined Company Class A Common Stock trading on a national securities exchange, thereby providing liquidity to holders of ASI Common Stock for the Combined Company Class A Common Stock or, after conversion, Combined Company Class B Common Stock, that they would receive in the Business Combination. Having access to additional funding for ASI was a priority for the ASI board of directors, and potential investors had represented to ASI management that a liquidity path for ASI was important. The board of directors of ASI was also eager to be able to offer liquidity opportunities to existing ASI stockholders. Such access to liquidity would be enhanced by creating a public trading market for the ASI Common Stock. The board of directors of ASI believed that being a publicly traded company would be viewed as an advantage by potential investors, attract additional interest from potential investors and increase market awareness of ASI.

●	Bitcoin Treasury Strategy. SAC supports the continued implementation of ASI’s bitcoin treasury strategy to acquire and hold bitcoin as a strategic treasury asset as an adjunct to its core film and television production and distribution business. ASI’s bitcoin treasury is a for-profit “endowment for the arts” based on the bitcoin standard that seeks to build a financial foundation to fund the world’s best filmmakers to produce stories that amplify light for generations to come.
●	Simplified Capital Structure. Through discussions with investment banks about a potential underwritten initial public offering, de-SPAC transaction or direct listing path to becoming a publicly traded company, including by conducting an informal preliminary road show in New York, New York and Los Angeles, California, ASI’s management learned that potential investors would prefer a more simplified share structure rather than ASI’s current four-class share structure, which the Business Combination would accomplish.
●	Marketing. Entering into a de-SPAC transaction with SAC allows ASI to seek additional investments in ASI for a period of time prior to the consummation of the Business Combination in order to strengthen its balance sheet and its growth platform.
●	Experienced and Proven Management Team. ASI’s current management team has a proven ability to operate and grow in the media and motion picture industry with expertise in management, marketing, technology and finance and will remain as management of the Combined Company. The ASI board of directors considered the benefits of having the directors and management of SAC serve as potential directors and advisors to ASI going forward, and the knowledge and experience the SAC directors and management could provide ASI. The addition of Jared Stone as a director and Jennifer Nuckles as a director and audit committee chair of the Combined Company will bring significant experience required for publicly traded companies. For additional information on the management of the Combined Company after the Closing, see the section entitled “Management of the Combined Company Following the Business Combination.”
●	ASI’s Future Opportunities. In connection with the review of the Business Combination, ASI’s board of directors considered a proposed financial analysis and model of the Combined Company. ASI’s board of directors considered factors related to its projected financial outlook for the Combined Company, but did not rely on these financial projections as a determinative factor in its decision to enter into the Merger Agreement.
●	Public Reporting Company. ASI is currently subject to the reporting requirements of Section 13(a) of the Exchange Act, which requires ASI, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and ASI is also required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Additionally, ASI is subject to the proxy rules in Section 14 of the Exchange Act and ASI and its trustees, executive officers and principal stockholders are subject to the reporting requirements of Sections 13 and 16 of the Exchange Act. Accordingly, ASI already has many of the regulatory burdens of a public reporting company without the liquidity and tools that are available to publicly traded companies.
●	Continued Ownership by Existing Investors. The ASI board of directors considered that, based on a pre-transaction equity value for ASI of $1.5 billion, ASI’s existing equityholders would be receiving a significant amount of SAC Common Stock as its consideration and that all of the existing equityholders of ASI are “rolling over” their existing equity interests into equity interests in the Combined Company, which would represent approximately 94.9% of the outstanding common stock of the Combined Company immediately after the Closing, assuming, among other things, that no SAC public stockholders exercise their redemption rights in connection with the Business Combination and Company Interim Financing of approximately $10.0 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information. The ASI board of directors considered this in certain respects as a positive for a continued path forward of the existing operations. Further, a portion of the proceeds to be delivered to the Combined Company in connection with the Business Combination (including from the Trust Account and from the parties’ fundraising efforts prior to the Closing (including the ASI Reg A Offering and the investment from Off the Chain Capital)), after repayment of SAC’s and ASI’s expenses in connection with the Business Combination, is expected to remain on the balance sheet of the Combined Company after the Closing in order to fund ASI’s existing operations and support new and existing growth initiatives.

●	Terms of the Merger Agreement. The ASI board of directors reviewed and considered the terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein, the consideration to be received by existing ASI constituents, and the ability to fundraise during the period between the signing of the Merger Agreement and the effective time of the Merger. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement” and “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements” for detailed descriptions of the terms and conditions of these agreements.

The ASI board of directors also identified and considered the following factors and risks weighing against pursuing the Business Combination, although not weighted or in any order of significance:

●	Acquisition of Voting Control by Harmon Ventures. Harmon Ventures, which is controlled by Mr. Neal Harmon, ASI’s Chief Executive Officer and Mr. Jeffrey Harmon, ASI’s Chief Content Officer and the brother of Mr. Neal Harmon, currently holds 32.2% of the outstanding shares of ASI Common Stock, representing 15.8% of the voting power of the outstanding ASI Common Stock. Under the proposed dual-class common stock structure of the Combined Company, upon consummation of the Business Combination, ASI would become a wholly owned subsidiary of the Combined Company, and Harmon Ventures would acquire voting control of the Combined Company and would, among other things, except as required by law, have the unilateral power to control the outcome of all matters submitted to the Combined Company’s stockholders for approval, including the election of directors. See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” for further information.
●	Potential Inability to Complete the Merger. The ASI board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to ASI if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. The ASI board of directors considered the uncertainty related to the Closing, including due to conditions primarily outside of the control of the parties to the transaction, such as the need for SAC stockholder approval, ASI stockholder approval, antitrust clearance and the ability of the Combined Company to satisfy the initial listing requirements of the selected stock exchange. The Merger Agreement also includes provisions that prohibit ASI from initiating or soliciting other business combination proposals on behalf of ASI, which restricts ASI’s ability to consider other potential business combinations or similar transactions until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.
●	Redemption Risk. The ASI board of directors considered the risk that the current public stockholders of SAC would redeem their SAC Public Shares for cash in connection with the extension of SAC’s deadline to consummate the Business Combination from December 14, 2024 to September 30, 2025, or in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to the Combined Company following the consummation of the Business Combination and considered that the Merger Agreement does not contain a minimum cash closing condition for ASI’s benefit.
●	No Survival of Remedies for Breach of Representations, Warranties or Covenants of SAC. The ASI board of directors considered that the terms of the Merger Agreement provide that ASI will not have any surviving remedies against SAC after the Closing to recover for losses as a result of any inaccuracies or breaches of SAC representations, warranties or covenants set forth in the Merger Agreement. As a result, ASI stockholders could be adversely affected by, among other things, an inaccuracy in SAC’s public filings. The ASI board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.
●	Litigation. The ASI board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.
●	Fees and Expenses. The ASI board of directors considered the fees and expenses associated with completing the Business Combination, including the fact that the parties have agreed to use efforts to keep aggregate expenses incurred by SAC and ASI below $11.0 million.

●	Diversion of Management and Employee Attention. The ASI board of directors considered the potential for diversion of ASI’s management and employee attention and resources during the period prior to the completion of the Business Combination and the potential negative effects thereof on ASI’s business.

The ASI board of directors concluded that the potential benefits that it expected ASI and its stockholders to receive as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ASI board of directors determined that the Merger Agreement and Business Combination contemplated therein were advisable, fair to and in the best interests of ASI and its stockholders.

The preceding discussion of the information and factors considered by the ASI board of directors is not intended to be exhaustive but includes the material factors considered by the ASI board of directors. In view of the complexity and wide variety of factors considered by the ASI board of directors in connection with its evaluation of the Business Combination, the ASI board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the ASI board of directors may have given different weight to different factors. The ASI board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of reasons for the ASI board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements.”

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, SAC, the Sponsor and ASI entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor agreed, among other things, (i) to vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, (ii) not to redeem any SAC Common Shares owned by it in connection with the transactions contemplated by the Merger Agreement and (iii) to immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The Sponsor Support Agreement also includes a provision with respect to the payment by the Sponsor of expenses incurred by SAC in connection with the Business Combination in excess of an amount equal to (a) $11.0 million minus (b) the aggregate amount of reasonable and documented transaction expenses of ASI or any of its subsidiaries, provided that the amount in clause (b) will not exceed the SAC Expense Cap. The Sponsor Support Agreement also provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form.

For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Sponsor Support Agreement.”

ASI Holders Support Agreement

Concurrently with the execution of the Merger Agreement, SAC, ASI and certain stockholders of ASI entered into the ASI Holders Support Agreement. Pursuant to the ASI Holders Support Agreement, certain ASI stockholders agreed to, among other things, at any meeting of the stockholders of ASI and in any action by written consent of the stockholders of ASI, with respect to the outstanding shares of ASI capital stock held by them, vote in favor of and consent to adopting the Merger Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of the ASI Holders Support Agreement. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the number of then-outstanding shares of ASI Common Stock and approximately [__]% of the voting power of the then-outstanding shares of ASI Common Stock.

For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—ASI Holders Support Agreement.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor, the Third-Party SAC Investors and certain of the former stockholders of ASI will enter into the Registration Rights Agreement, a copy of the form of which is attached to this joint proxy statement/prospectus as Annex D, pursuant to which the Combined Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Combined Company Common Stock that are held by the parties thereto from time to time.

For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

Lock-Up Agreement

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor and certain of the former stockholders of ASI will enter into the Lock-Up Agreement, a copy of the form of which is attached to this joint proxy statement/prospectus as Annex E, pursuant to which the parties thereto will agree to restrictions on transfer for up to one year following the Closing Date with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is one year after the Closing Date and (ii) (a) for 33% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date. Additionally, pursuant to the Non-Redemption Agreements, the Third-Party SAC Investors agreed to be subject to the same lock-up terms as the Sponsor in any business combination. The Lock-Up Agreement will supersede the lock-up provisions set forth in (i) Section 7 of that certain letter agreement, dated as of December 9, 2021, by and among SAC, the Sponsor and the other signatories thereto and (ii) Section 5 of that certain letter agreement, dated as of January 6, 2022, by and among SAC and the other signatories thereto (together, the “Insider Letters”), which provisions will be of no further force or effect as of the Closing.

Pursuant to that certain stock purchase agreement, dated as of September 30, 2024, between Off the Chain and ASI, Off the Chain agreed to restrictions on transfer for up to 180 days following the Closing Date with respect to the lock-up shares, including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is 180 days after the Closing Date and (ii) (a) for 33% of the lock-up shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the lock-up shares held by Off the Chain (and its respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date.

Certain stockholders of SAC and ASI have entered into contractual lock-up agreements representing approximately [    ] shares of the Combined Company as of the record date.

For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Lock-Up Agreement” and “Description of the Combined Company Securities.”

Financing Arrangements

On September 10, 2024, ASI sold an aggregate of 661,375 shares of ASI Class C Common Stock, pursuant to the ASI Reg A Offering. The ASI Reg A Offering was conducted pursuant to the ASI Reg A Offering Statement. The price of the ASI Class C Common Stock was $30.24 per share, for gross proceeds of approximately $20.0 million. No selling commissions were paid in connection with the sale of these shares of ASI Class C Common Stock. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

The Merger Agreement provides that ASI and SAC will, during the Interim Period, use reasonable best efforts to enter into Interim Financing in the amount ASI reasonably determines to be necessary. The Business Combination is not subject to a minimum cash or financing condition. On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C Common Stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C Common Stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C Common Stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement.”

Ownership Following the Business Combination

As of October 29, 2024, there are (i) 5,363,113 shares of SAC Class A Common Stock (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption and 4,200,000 shares of SAC Class A Common Stock held by the Sponsor) and 1,550,000 shares of SAC Class B Common Stock issued and outstanding (including 50,004 shares of SAC Class B Common Stock held by the Sponsor and 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors), (ii) 11,500,000 SAC Public Warrants issued and outstanding, (iii) 11,700,000 SAC Private Placement Warrants issued and outstanding, all of which are held by the Sponsor and (iv) 7,963 SAC Units issued and outstanding.

Under the No Redemption Scenario, upon completion of the Business Combination, SAC’s public stockholders would retain an ownership interest of approximately 1.5% in Combined Company, the Sponsor will retain an ownership interest of approximately 2.7% of Combined Company, ASI Stockholders will own approximately 94.9% of Combined Company and Third-Party SAC Investors will own approximately 0.9% of Combined Company.

Under the Maximum Redemption Scenario, upon completion of the Business Combination, SAC’s public stockholders would retain an ownership interest of approximately 1.2% in Combined Company, the Sponsor will retain an ownership interest of approximately 2.7% of Combined Company, ASI Stockholders will own approximately 95.2% of Combined Company and Third-Party SAC Investors will own approximately 0.9% of Combined Company.

The following summarizes the pro forma ownership of Combined Company Common Stock following the Business Combination assuming the No Redemption Scenario and Maximum Redemption Scenario.

The ownership percentages reflected in the table are based upon the number of shares of ASI Common Stock issued and outstanding as of September 11, 2024, and are subject to the following additional assumptions:

●	the total shares of Combined Company Common Stock to be issued to holders of ASI Common Stock will be 151,000,000;
●	excludes the impact on potential dilution from the 11,700,000 outstanding SAC Private Placement Warrants, which will be forfeited by the Sponsor pursuant to the Sponsor Support Agreement immediately prior to and contingent upon the Closing;
●	excludes the impact on potential dilution from the 11,500,000 outstanding SAC public warrants, each of which is expected to be converted into 0.1 newly issued share of SAC Class A common stock, with any fractional entitlement being rounded down, subject to approval of the Warrant Amendment Proposal (as defined below);

●	excludes the impact on potential dilution from ASI Options;
●	no holders of redeemable SAC Class A Common Stock exercise their redemption rights under the No Redemption Scenario; and
●	373,247 shares of SAC Class A Common Stock are redeemed under the Maximum Redemption Scenario.

If any of these assumptions are not correct, these percentages will be different.

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		49.9%	79,478,036		50.1%
Combined Company Class B shares held by ASI Stockholders(2)	71,521,964		45.0%	71,521,964		45.1%
Combined Company Class A shares held by Sponsor(3)	4,250,004		2.7%	4,250,004		2.7%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	1.5%	1,939,866	(5)	1.2%
Combined Company Class A shares held by Third-Party SAC Investors(6)	1,499,996		0.9%	1,499,996		0.9%
Total	159,063,113		100.0%	158,689,866		100.0%
(1)	Consists of Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A Common Stock and ASI Class C Common Stock upon the Closing.
(2)	Consists of Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B Common Stock and ASI Class F Common Stock upon the Closing.
(3)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(5)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(6)	Consists of 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

The table directly below includes the same assumptions as described directly above, however it includes the impact on potential dilution from ASI Options (assuming that all ASI Options are cash-settled):

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		42.3%	79,478,036		42.4%
Combined Company Class A shares held by holders of ASI Options(2)	12,719,067		6.8%	12,719,067		6.8%
Combined Company Class B shares held by ASI Stockholders(3)	71,521,964		38.1%	71,521,964		38.2%
Combined Company Class B shares held by holders of ASI Options(4)	15,866,002		8.5%	15,866,002		8.5%
Combined Company Class A shares held by Sponsor(5)	4,250,004		2.3%	4,250,004		2.3%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(6)	1.2%	1,939,866	(7)	1.0%
Combined Company Class A shares held by Third-Party SAC Investors(8)	1,499,996		0.8%	1,499,996		0.8%
Total	187,648,182		100.0%	187,274,935		100.0%

(1)	Consists of Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A and Class C Common Stock upon the Closing.
(2)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class C Common Stock for the right to receive options to purchase Combined Company Class A Common Stock upon the Closing pursuant to the Merger Agreement.
(3)	Consists of Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B and Class F Common Stock upon the Closing.
(4)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class F Common Stock for the right to receive options to purchase Combined Company Class B Common Stock upon the Closing pursuant to the Merger Agreement.
(5)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(6)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(7)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(8)	Consists of 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. The Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Dilution

Dilution per share to the original investors in SAC is determined by subtracting pro forma as adjusted net tangible book value per share after the Business Combination from the initial public offering price per share paid by the original investors in SAC as set forth as follows under the redemption scenarios below. Each additional 250,000 shares redeemed would result in dilution of net tangible book value of $0.02 per share.

	No Redemption Scenario	Maximum Redemption Scenario
Initial public offering price per share of SAC	$10.00	$10.00
Pro forma net tangible book value per share as of June 30, 2024, as adjusted(1)	0.19	0.16
Difference between initial public offering price of SAC and pro forma net tangible book value per share, as adjusted	$9.81	$9.84
(1)	Calculation of pro forma net tangible book value is as follows:

Pro forma net tangible book value of Combined Company at June 30, 2024(2)	29,731	25,582
Pro forma outstanding shares of Combined Company Common Stock	159,063,113	158,689,866
Pro forma net tangible book value per share as of June 30, 2024, as adjusted	$0.19	$0.16
(2)	Pro forma net tangible book value of the Combined Company as of June 30, 2024 is calculated as follows: pro forma condensed combined (i) total assets, less (ii) intangible assets, less (iii) total liabilities.

For the No Redemption Scenario, the valuation of the Combined Company would need to equal $1.591 billion in order for the non-redeeming stockholders’ interest per share to be at least the initial public offering price per share of SAC Class A Common Stock.

The following table illustrates potential sources of dilution under each scenario that may occur following the consummation of the Business Combination (assuming that all Combined Company Options are cash-settled).

	No Redemption Scenario	Maximum Redemption Scenario
Options to purchase Combined Company Class A Common Stock	12,719,067	12,719,067
Options to purchase Combined Company Class B Common Stock	15,866,002	15,866,002
Total potentially dilutive Combined Company Common Stock	28,585,069	28,585,069

Stockholders will experience additional dilution to the extent the Combined Company issues additional shares of Combined Company Common Stock after the Closing of the Business Combination. The table above excludes shares of Combined Company Common Stock that will initially be available for issuance under the 2024 Plan.

Compensation Received by the Sponsor and its Affiliates

As of the date of this joint proxy statement/prospectus, the Sponsor holds 4,200,000 shares of SAC Class A Common Stock, 50,004 shares of SAC Class B Common Stock and 11,700,000 SAC Private Placement Warrants. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, immediately prior to and contingent upon the Closing, forfeit all SAC Private Placement Warrants held by it. Accordingly, at the Closing, the Sponsor’s shares of SAC Class A Common Stock and SAC Class B Common Stock will be converted into a total of 4,250,004 shares of Combined Company Class A Common Stock, and no SAC Private Placement Warrants will be outstanding.

Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things, (i) vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, (ii) waive its redemption rights in connection with the consummation of the Business Combination with respect to any shares of SAC Common Stock held by the Sponsor, (iii) pay for expenses incurred by SAC in connection with the Business Combination in excess of the SAC Expense Cap and (iv) until the Closing, fund the ordinary working capital expenses of SAC in connection with the Business Combination. The Sponsor did not receive any compensation in exchange for its agreement to waive its redemption rights. The shares of SAC Common Stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor Support Agreement also provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form.

In connection with the IPO, the Sponsor agreed to lend SAC an aggregate of up to $350.0 thousand to cover expenses related to the IPO pursuant to a promissory note, which was non-interest bearing and payable on completion of the IPO. SAC fully repaid the outstanding balance of the note on December 14, 2021. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination (the “Sponsor Promissory Note”). The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account.

At the Closing, pursuant to the Merger Agreement, the Combined Company will use its available cash, including the proceeds from any financing and cash from the Trust Account, to pay certain transaction expenses incurred by SAC in connection with the Business Combination and to reimburse or pay the Sponsor for any outstanding loans or other obligations of SAC to the Sponsor; provided, that the Sponsor will pay for expenses of SAC that exceed the SAC Expense Cap as set forth in the Sponsor Support Agreement. The retention of shares by the Sponsor and its affiliates and the reimbursement payable to the Sponsor at the Closing will not result in a material dilution of the equity interests of non-redeeming SAC public stockholders. For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information.”

The SAC Special Meeting

Date, Time and Place of the SAC Special Meeting

The SAC Special Meeting is to be held on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Only stockholders who hold SAC Common Shares at the close of business on the record date will be entitled to notice of or vote at the SAC Special Meeting.

Voting Power; Record Date for the SAC Special Meeting

SAC stockholders will be entitled to vote or direct votes to be cast at the SAC Special Meeting if they owned SAC Common Shares at the close of business on [__], 2024, which is the “record date” for the SAC Special Meeting. Stockholders will have one vote for each SAC Common Share owned at the close of business on the record date. Only holders of SAC Class B Common Stock are entitled to vote with respect to the Director Election Proposal. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were [__] SAC Common Shares issued and outstanding, of which [__] are shares of SAC Class A Common Stock and 1,550,000 are shares of SAC Class B Common Stock.

Quorum and Vote for the SAC Special Meeting

A quorum of SAC stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the issued and outstanding SAC Common Shares on the record date, including those shares held as a constituent part of SAC Units, are represented in person or by proxy at the SAC Special Meeting; provided, however, that for the Director Election Proposal, a majority of the issued and outstanding shares of SAC Class B Common Stock as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum for the conduct of such business. As of the record date for the SAC Special Meeting, [__] SAC Common Shares would be required to achieve a quorum for matters other than the Director Election Proposal and 775,001 shares of SAC Class B Common Stock would be required to achieve a quorum for the Director Election Proposal. The Sponsor, who as of the record date for the SAC Special Meeting owned approximately [__]% of the issued and outstanding SAC Common Shares and approximately [__]% of the issued and outstanding shares of SAC Class B Common Stock, will count towards this quorum. Abstentions will be considered present for the purposes of establishing a quorum. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting and will therefore have the same effect as a vote AGAINST the Charter Proposal. A failure to vote will have the same effect as a vote AGAINST the Charter Proposal.

As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock). The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote its SAC Common Shares in favor of the Business Combination Proposal and the other proposals described in this joint proxy statement/prospectus. Accordingly, it is more likely that the necessary SAC stockholder approvals outlined below will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Common Shares held by stockholders other than the Sponsor or its affiliates.

The proposals presented at the SAC Special Meeting require the following votes:

●	The Business Combination Proposal: The Business Combination Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Charter Proposal: The Charter Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon.
●	The Governance Proposals: The Governance Proposals require approval by the affirmative vote (which is a non-binding advisory vote) of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Director Election Proposal: The Director Election Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon.
●	The Stock Issuance Proposal: The Stock Issuance Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Incentive Equity Plan Proposal: The Incentive Equity Plan Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Adjournment Proposal: The Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.

Special Meeting of Warrantholders of SAC

Date, Time and Place of the SAC Warrantholders Meeting

The SAC Warrantholders Meeting is to be held on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Only warrantholders who hold SAC Public Warrants at the close of business on the record date will be entitled to notice of or vote at the SAC Warrantholders Meeting.

Voting Power; Record Date for the SAC Warrantholders Meeting

Holders of SAC Public Warrants will be entitled to vote or direct votes to be cast at the SAC Warrantholders Meeting if they owned SAC Public Warrants at the close of business on [__], 2024, which is the “record date” for the SAC Warrantholders Meeting. Holders of SAC Public Warrants will have one vote for each SAC Public Warrant owned at the close of business on the record date. If your SAC Public Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the SAC Public Warrants you beneficially own are properly counted. As of the close of business on the record date, there were 11,500,000 SAC Public Warrants issued and outstanding.

Quorum and Vote for the SAC Warrantholders Meeting

A quorum of holders of SAC Public Warrants is necessary to hold a valid SAC Warrantholders Meeting. The presence, in person or by proxy, of holders of SAC Public Warrants holding a majority of the SAC Public Warrants at the SAC Warrantholders Meeting constitutes a quorum at the SAC Warrantholders Meeting. Abstentions will be considered present for the purposes of establishing a quorum. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the holders of SAC Public Warrants at the SAC Warrantholders Meeting will be considered non-discretionary, or as a vote cast at the SAC Warrantholders Meeting and will therefore have the same effect as a vote AGAINST the Warrant Amendment proposal. A failure to vote will have the same effect as a vote AGAINST the Warrant Amendment Proposal.

The Warrant Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding SAC Public Warrants (which represents at least 5,750,001 out of 11,500,000 outstanding SAC Public Warrants). The Warrantholders Meeting Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Public Warrants, represented in person or by proxy and entitled to vote thereon.

As of the close of business on the record date for the SAC Warrantholders Meeting, there were [__] SAC Public Warrants issued and outstanding.

The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote any SAC Public Warrants it may hold in favor of the proposals being presented at the SAC Warrantholders Meeting. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by warrantholders other than the Sponsor or its affiliates. As of the record date for the SAC Warrantholders Meeting, the Sponsor owned [no] SAC Public Warrants. If the Sponsor purchases SAC Public Warrants at any time prior to the SAC Warrantholders Meeting, it is more likely that the necessary SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement.

The ASI Special Meeting

Date, Time and Place of the ASI Special Meeting

The ASI Special Meeting is to be held on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Only stockholders who hold ASI Common Stock at the close of business on the record date will be entitled to notice of or vote at the ASI Special Meeting.

Voting Power; Record Date for the ASI Special Meeting

ASI stockholders will be entitled to vote or direct votes to be cast at the ASI Special Meeting if they owned ASI Common Stock at the close of business on [__], 2024, which is the “record date” for the ASI Special Meeting. In respect to one of the required votes for the ASI Business Combination Proposal, ASI stockholders are entitled to one vote at the ASI Special Meeting for each share of ASI Common Stock owned at the close of business on the record date. In respect to the other required vote for the ASI Business Combination Proposal and the vote for the ASI Adjournment Proposal, each holder of ASI Class F Common Stock is entitled to five votes for each such share, each holder of ASI Class A Common Stock is entitled to five votes for each such share, each holder of ASI Class B Common Stock is entitled to 55 votes for each such share and each holder of ASI Class C Common Stock is entitled to one vote for each such share, owned at the close of business on the record date. As of the close of business on the record date for the ASI Special Meeting, there were [__] shares of ASI Common Stock issued and outstanding, of which [__] were issued and outstanding shares of ASI Class F Common Stock, [__] were issued and outstanding shares of ASI Class A Common Stock, [__] were issued and outstanding shares of ASI Class B Common Stock and [__] were issued and outstanding shares of ASI Class C Common Stock, with an aggregate voting power of [__] votes.

Quorum and Vote for the ASI Special Meeting

A quorum of ASI stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of holders of shares of ASI Common Stock constituting at least one-third of the votes which could be cast by the holders of all outstanding shares of ASI Common Stock is necessary to constitute a quorum at the ASI Special Meeting. As of the record date for the ASI Special Meeting, shares of ASI Common Stock constituting voting power of at least [__] votes would be required to achieve a quorum. Abstentions will be considered present for the purposes of establishing a quorum.

The proposals presented at the ASI Special Meeting require the following votes:

●	The ASI Business Combination Proposal: The ASI Business Combination Proposal requires approval by an affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of ASI Common Stock, voting as a single class and (ii) the holders of a majority of the outstanding shares of ASI Common Stock.
●	The ASI Adjournment Proposal: The ASI Adjournment Proposal requires approval by an affirmative vote of the holders of shares of ASI Common Stock having a majority of the votes which could be cast by the holders of all shares of ASI Common Stock entitled to vote thereon which are present in person or represented by a proxy at the ASI Special Meeting.

Pursuant to the ASI Holders Support Agreement, certain ASI stockholders agreed to, among other things, vote in favor of and consent to adopting the Merger Agreement and the transactions contemplated thereby. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the number of then-outstanding shares of ASI Common Stock and approximately [__]% of the voting power of the then-outstanding shares of ASI Common Stock.

Redemption Rights

As contemplated by the SAC Charter, a public stockholder may request that SAC redeem all or a portion of such stockholder’s SAC Public Shares for cash if the Business Combination is consummated. If you are a SAC public stockholder and wish to exercise your right to redeem your SAC Public Shares, you must:

(i)	if you hold SAC Units, separate the underlying SAC Public Shares and SAC Public Warrants;
(ii)	submit a written request to Continental, SAC’s transfer agent, that the Combined Company redeem all or a portion of your SAC Public Shares for cash;
(iii)	deliver your share certificates (if any) and any other redemption forms to Continental, SAC’s transfer agent, physically or electronically through DTC, based on the manner in which you hold your SAC Public Shares; and
(iv)	provide the full name, phone number, address and shares of the beneficial holder to Continental.

Holders must complete the procedures for electing to redeem their SAC Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [__], 2025 (two business days before the SAC Special Meeting) in order for their shares to be redeemed. Public stockholders may elect to redeem SAC Public Shares regardless of whether or how they vote in respect of any proposal, including the Business Combination Proposal.

If the Business Combination is not consummated, the SAC Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the SAC Public Shares that it holds and timely delivers its shares to Continental, SAC’s transfer agent, the Combined Company will redeem such SAC Public Shares for a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to SAC to pay taxes (net of permitted withdrawals), divided by the number of then-outstanding SAC Public Shares. For illustrative purposes, as of October 29, 2024, this would have amounted to approximately $11.12 per issued and outstanding public share. However, the proceeds deposited in the Trust Account could become subject to the claims of SAC’s creditors, if any, which could have priority over the claims of the SAC public stockholders, regardless of whether such SAC public stockholder votes or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its SAC Public Shares for cash and will no longer own SAC Public Shares if the Business Combination is consummated. See “Special Meeting of Stockholders of SAC—Redemption Rights” in this joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your SAC Public Shares for cash.

Notwithstanding the foregoing, a public stockholder of SAC, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a public stockholder of SAC, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such public stockholder, alone or acting in concert or as a group, will not be restricted in their ability to vote for or against the Business Combination with respect to all of its shares. Furthermore, SAC may not redeem SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Sponsor has agreed to, among other things, waive its redemption rights in connection with the consummation of the Business Combination with respect to any SAC Common Shares held by the Sponsor. The Sponsor did not receive any compensation in exchange for its agreement to waive such redemption rights. Additionally, the Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them. Such SAC Common Shares held by the Sponsor and the Third-Party SAC Investors will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock).

Appraisal Rights

SAC’s stockholders and holders of SAC Public Warrants do not have appraisal rights in connection with the Business Combination under the DGCL.

Holders of shares of ASI Class B Common Stock do not have appraisal rights in connection with the Business Combination under the DGCL. Holders of shares of ASI Class A Common Stock, ASI Class C Common Stock and ASI Class F Common Stock have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “ASI Appraisal Rights” of this joint proxy statement/prospectus.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. SAC has engaged Sodali to assist in the solicitation of proxies. ASI is soliciting proxies for the ASI Special Meeting.

If a SAC stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the SAC Special Meeting. A SAC stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Stockholders of SAC—Revoking Your Proxy.”

If an ASI stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the ASI Special Meeting. An ASI stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Stockholders of ASI —Revoking Your Proxy.”

Interests of SAC’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of SAC’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and SAC’s directors and executive officers have interests in such proposal that are different from, or in addition to (and which may conflict with), those of SAC stockholders and warrantholders generally. Such interests include the fact that the Sponsor, in which all of SAC’s directors and officers are invested, will lose its entire investment in SAC if SAC does not complete a business combination. These interests include, among other things, the interests listed below:

●	On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. On May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. In exchange for commitments made by the Third-Party SAC Investors in the Non-Redemption Agreements, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor. As of the date of this joint proxy statement/prospectus, the Sponsor held 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock. If SAC does not consummate a business combination by December 14, 2024 (or during any Extension Period), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding SAC Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor would be worthless because following the redemption of the SAC Public Shares, SAC would likely have few, if any, net assets and because the Sponsor and SAC’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any SAC Common Shares held by it or them, as applicable, if SAC fails to complete a business combination within the required period. The Sponsor and each officer and director of SAC did not receive any compensation in exchange for their agreement to waive these redemption rights. SAC’s directors and officers, including Jared Stone and Jeb Spencer, have an economic interest in the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor. The 4,250,004 shares of Combined Company Common Stock into which the 4,250,004 shares of SAC Class A Common Stock (after conversion of the 50,004 shares of SAC Class B Common Stock into 50,004 shares of SAC Class A Common Stock) held by the Sponsor will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $47.0 million based upon the closing price of $11.06 per public share on October 29, 2024. However, given that such 4,250,004 shares of Combined Company Common Stock will be subject to certain restrictions, including those described above pursuant to the Lock-Up Agreement, SAC believes such shares have less value.
●	The personal and financial interests of the Sponsor and SAC’s officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. This risk may become more acute as the deadline for completing SAC’s initial business combination nears. In particular, because the shares of SAC Class B Common Stock and any shares issued upon conversion thereof (including the shares of SAC Class A Common Stock issued to the Sponsor upon the Conversion) were purchased at approximately $0.004 per share, the holders of shares of SAC Class B Common Stock (including SAC’s officers and directors that indirectly own shares of SAC Class B Common Stock through their ownership in the Sponsor) and SAC Class A Common Stock issued upon conversion thereof could make a substantial profit after SAC’s initial business combination even if SAC’s public stockholders lose money on their investment as a result of the post-combination value of their shares of SAC Class A Common Stock (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) being less than the amount for which they purchased those shares ($10.00 per SAC Unit in the case of public stockholders that purchased in the IPO). For example, a holder of 1,000 shares of SAC Class B Common Stock would have paid approximately $4.00 to obtain such shares. At the time of an initial business combination, such holder would be able to convert such shares of SAC Class B Common Stock into 1,000 shares of SAC Class A Common Stock, and would receive the same consideration in connection with SAC’s initial business combination as a public stockholder for the same number of shares of SAC Class A Common Stock. If the value of the shares of SAC Class A Common Stock on a post-combination basis (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) were to decrease to $5.00 per share of SAC Class A Common Stock, the holder of shares of SAC Class B Common Stock would obtain a profit of approximately $5.0 thousand on account of the 1,000 shares of SAC Class B Common Stock that the holder had converted into shares of SAC Class A Common Stock in connection with the initial business combination. By contrast, for example, a public stockholder holding 1,000 shares of SAC Class A Common Stock, which were purchased by such public stockholder in SAC’s IPO, would lose approximately $5.0 thousand in connection with the same transaction.

●	In connection with SAC’s IPO, the Sponsor purchased an aggregate of 11,700,000 SAC Private Placement Warrants for a purchase price of $1.00 per warrant. Each SAC Private Placement Warrant entitles the holder thereof to purchase one share of SAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The SAC Private Placement Warrants (including the SAC Class A Common Stock issuable upon exercise of the SAC Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or its permitted transferees until 30 days after the completion of SAC’s initial business combination. If SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period, SAC’s warrants will expire worthless. Pursuant to the Sponsor Support Agreement, however, the Sponsor agreed to, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor; as such, SAC believes such SAC Private Placement Warrants have no value.
●	In connection with SAC’s IPO, on December 9, 2021, SAC, the Sponsor and SAC’s initial directors and executive officers entered into a letter agreement pursuant to which, among other things, the Sponsor and each of SAC’s directors and executive officers agreed to waive their respective redemption rights in respect of any shares of SAC Class B Common Stock and SAC Public Shares held by them. On January 6, 2022, in connection with the election of Matthew Hansen and Jennifer Nuckles to SAC’s board of directors, SAC entered into a letter agreement with such new directors on substantially the same terms as the December 9, 2021 letter agreement. No additional consideration was received by the Sponsor, directors and executive officers in connection with such agreements.
●	The Sponsor and SAC’s officers and directors are now, and/or may in the future become, affiliated with entities (such as operating companies, investment vehicles or other blank check companies) that are engaged in a similar business to SAC. SAC does not have employment contracts with its officers and directors that will limit their ability to work at other businesses. As such, SAC’s officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SAC completing its initial business combination. As a result, SAC’s officers or directors could have conflicts of interest in determining whether to present business combination opportunities to SAC or to any other entity with which they may become involved. Each of SAC’s officers and directors presently has, and/or in the future may have, additional, fiduciary or contractual duties or obligations to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of SAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual duties or obligations to present the opportunity to such entity, he or she will honor these duties or obligations to present such business combination opportunity to such entity. These conflicts may not be resolved in SAC’s favor and a potential target business may be presented to another entity prior to its presentation to SAC. Even if an officer or director of SAC does not have any fiduciary or contractual duties or obligations to another entity, such officer or director may, nonetheless, choose to present business combination opportunities to other entities before presenting them to SAC if such officer or director is not prohibited by the SAC Charter from doing so. The SAC Charter provides that SAC renounce its interest in any corporate opportunity offered to any director or officer unless such opportunity is offered to such person solely in his or her capacity as a director or officer of SAC and such opportunity is one SAC is legally and contractually permitted to undertake and would otherwise be reasonable for SAC to pursue, and to the extent the director or officer is permitted to refer that opportunity to SAC without violating another legal obligation. Because SAC was the only special purpose acquisition company or similar vehicle managed by the Sponsor during SAC’s search period for a potential target business and no affiliates of the Sponsor managed vehicles that might have competed with SAC for a transaction of this nature, SAC and the Sponsor did not have to address potential conflicts concerning the entity that would be the acquirer in the Business Combination. Further, SAC was not aware of any officer or director of SAC who was required to forego presenting any opportunity to acquire a target business to SAC as a result of a pre-existing fiduciary or contractual obligation, and, to SAC’s knowledge, the waiver of the corporate opportunities doctrine in the SAC Charter did not impact SAC’s search for an acquisition target.
●	SAC has not adopted a policy that expressly prohibits the Sponsor or SAC’s officers or directors or any of its respective affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by SAC or in any transaction to which SAC is a party or have an interest. SAC does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by SAC. Affiliates of the Sponsor have invested in entities in a diverse range of industries. As a result, there may be substantial overlap between companies that would be suitable business combination candidates for SAC and companies that would make an attractive investment and/or target for such other entities.

●	SAC’s officers and directors are not required to, and will not, commit their full time to SAC’s affairs, which may result in a conflict of interest in allocating their time between SAC’s operations and SAC’s search for a business combination and their other responsibilities. SAC does not intend to have any full-time employees prior to the completion of its business combination. Each of SAC’s officers and directors is and/or may be engaged in several other business endeavors for which they may be entitled to substantial compensation and SAC’s officers and directors are not obligated to contribute any specific number of hours per week to SAC’s affairs. If SAC’s officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to SAC’s affairs which may have a negative impact on SAC’s ability to complete its initial business combination.
●	SAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under SAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement. The Sponsor, for which Mr. Spencer and Mr. Stone serve on the board of managers and in which they and SAC’s other directors have an ownership interest, will also be entitled to certain indemnification from the Combined Company after the Merger pursuant to the Merger Agreement.
●	Upon redemption of SAC Public Shares, if SAC is unable to complete its initial business combination by December 14, 2024, or during any Extension Period, or upon the exercise of a redemption right in connection with its initial business combination, SAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SAC within the 10 years following redemption. Accordingly, the per share redemption amount received by SAC public stockholders could be less than the $10.20 per SAC Public Share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to SAC if and to the extent any claims by a third party (other than SAC’s independent registered public accounting firm) for services rendered or products sold to SAC, or a prospective target business with which SAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per SAC Public Share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per SAC Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under SAC’s indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy those obligations.
●	Under the Inflation Reduction Act of 2022 (the “IRA”), which was signed into federal law on August 16, 2022, a 1% U.S. federal excise tax could be imposed on SAC in connection with redemptions. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. Pursuant to the Merger Agreement and the Sponsor Support Agreement, the Sponsor has agreed to pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC, including any taxes required to be paid by SAC in respect of any redemptions pursuant to the IRA, that exceed the SAC Expense Cap. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy this obligation and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy this obligation. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses” and “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Sponsor Support Agreement.”

●	The Sponsor, SAC’s officers and directors and their respective affiliates are entitled to reimbursement of all out-of-pocket expenses incurred by them in connection with certain activities on SAC’s behalf, such as identifying possible target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SAC’s behalf. However, if SAC fails to consummate a business combination by December 14, 2024 (or during any Extension Period), they will not have any claim against the Trust Account for reimbursement. Accordingly, SAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date. Furthermore, SAC has entered into a letter agreement with the Sponsor pursuant to which SAC is required to pay the Sponsor a total of $15.0 thousand per month for office space, utilities and secretarial and administrative services, commencing on December 10, 2021. Upon the earlier of the consummation of SAC’s initial business combination and its liquidation, SAC will cease paying these monthly fees. Accordingly, assuming the consummation of SAC’s initial business combination takes until December 14, 2024, the Sponsor will be paid a total of approximately $411.5 thousand for these services.
●	If the Closing occurs, the Combined Company will, concurrently with the effective time of the Merger, or at such later time as may be agreed by SAC, ASI and the applicable third party recipient of the payment, pay or cause to be paid all accrued and unpaid transaction expenses of ASI and pay or cause to be paid all accrued and unpaid transaction expenses of SAC; provided, that the Sponsor will pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC that exceed the SAC Expense Cap. However, if the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. See “SAC Stockholder Proposal No.1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses.”
●	In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, SAC’s management team and the Sponsor and any of their respective affiliates may, but none of them is obligated to, lend SAC funds as may be required. If SAC completes its initial business combination, the post-business combination company would repay such lent amounts out of the proceeds of the Trust Account released to the post-business combination company. In the event that SAC’s initial business combination is not completed by December 14, 2024 or during any Extension Period, SAC may use a portion of the working capital held outside the Trust Account to repay such lent amounts but no proceeds from the Trust Account would be used for such repayment. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account. The Sponsor Support Agreement provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form. Prior to SAC’s initial business combination, SAC does not expect to seek loans from parties other than SAC’s management team or the Sponsor or any of their respective affiliates, if any, as SAC does not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.
●	Pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.
●	The Sponsor has designated Mr. Stone, chairman of the board of directors of SAC, to be a director of the Combined Company upon the Closing. SAC and ASI have also agreed to nominate Ms. Nuckles, a director of SAC, for election to the board of directors of the Combined Company. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Covenants and Agreements—Covenants of SAC,” “SAC Stockholder Proposal No. 4: The Director Election Proposal” and “Management of the Combined Company Following the Business Combination.” As such, in the future, Ms. Nuckles, Mr. Stone or other current directors or officers of SAC may receive cash fees, stock options, stock awards or other remuneration that the Combined Company board of directors may determine to pay its directors.

●	The fact that certain members of the Sponsor and SAC’s directors and officers have participated in the ASI Reg A Offering and may further participate in the Interim Financing at a discounted valuation to the valuation of ASI in the Business Combination.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed to, among other things, vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock) and [no] SAC Public Warrants. None of the proposals presented at the SAC Special Meeting is conditioned on the approval by the holders of a majority of the SAC Common Shares held by SAC stockholders other than the Sponsor or its affiliates and none of the proposals presented at the SAC Warrantholders Meeting is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by SAC warrantholders other than the Sponsor or its affiliates.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares or SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals or the Warrant Amendment Proposal, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares or SAC Public Warrants from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares or SAC Public Warrants, vote their SAC Public Shares or SAC Public Warrants in favor of the Condition Precedent Proposals or Warrant Amendment Proposal or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share or SAC Public Warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the requirement that the holders of a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal, (5) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the SAC Warrantholders Adjournment Proposal, (6) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (7) otherwise limiting the number of SAC Public Shares electing to redeem and (8) the conditions to the consummation of the Business Combination being otherwise satisfied. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals.

Entering into any such arrangements may have a depressive effect on the SAC Common Shares and SAC Public Warrants (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares or warrants he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Special Meeting and the SAC Warrantholders Meeting and would likely increase the chances that such proposals would be approved. SAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the SAC Special Meeting or the SAC Warrantholders Meeting or the redemption level. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

In light of the foregoing, the Sponsor and SAC’s directors and executive officers will receive material benefits from the completion of a business combination and may be incentivized to complete the Business Combination with ASI rather than liquidate even if (i) ASI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to SAC stockholders. As a result, the Sponsor and SAC’s directors and officers may have interests in the completion of the Business Combination that are different from, or in addition to (and which may conflict with), the interests of other stockholders. Furthermore, the Sponsor may receive a positive rate of return on its investment(s) in SAC Common Shares, even if SAC’s public stockholders experience a negative return on their investment after consummation of the Business Combination. The existence of financial and personal interests of one or more of SAC’s directors may therefore result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders and warrantholders vote for the proposals. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation of the SAC Board of Directors to SAC Stockholders and SAC Warrantholders

Recommendation of the SAC Board of Directors to SAC Stockholders

SAC’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the SAC Special Meeting are in the best interests of SAC and its stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation of the SAC Board of Directors to SAC Warrantholders

SAC’s board of directors believes that the Warrantholder Proposals to be presented at the SAC Warrantholders Meeting are in the best interests of SAC and its stockholders and unanimously recommends that the holders of SAC Public Warrants vote “FOR” the approval of the Warrant Amendment Proposal and “FOR” the approval of the Warrantholders Meeting Adjournment Proposal.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC’s board of directors has unanimously approved each of the SAC Stockholder Proposals. SAC’s board of directors unanimously recommends that SAC stockholders:

●	Vote “FOR” the Business Combination Proposal;
●	Vote “FOR” the Charter Proposal;
●	Vote “FOR” the Governance Proposals;
●	Vote “FOR” the Director Election Proposal;
●	Vote “FOR” the Stock Issuance Proposal;
●	Vote “FOR” the Incentive Equity Plan Proposal; and
●	Vote “FOR” the Adjournment Proposal.

SAC’s board of directors has unanimously approved each of the Warrantholder Proposals. SAC’s board of directors unanimously recommends that holders of SAC Public Warrants:

●	Vote “FOR” the Warrant Amendment Proposal; and
●	Vote “FOR” the Warrantholders Meeting Adjournment Proposal.

Interests of ASI’s Directors and Executive Officers in the Business Combination

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of ASI.

When you consider the recommendation of ASI’s board of directors in favor of approval of the ASI Business Combination Proposal, you should keep in mind that ASI’s directors and executive officers have interests in such proposal that are different from, or in addition to (and which may conflict with), those of ASI stockholders. These interests include, among other things, the interests listed below:

●	Assuming a Base Purchase Price of $1.51 billion, upon the consummation of the Business Combination, a total of 48,645,744 shares of Combined Company Class B Common Stock will be held by Harmon Ventures, in which Mr. Neal Harmon, ASI’s Chief Executive Officer, owns a 47.5% interest and Mr. Jeffrey Harmon, ASI’s Chief Content Officer and the brother of Mr. Neal Harmon, owns a 47.2% interest, and which is controlled by Messrs. Neal and Jeffrey Harmon. See section titled “Beneficial Ownership of Securities” in this joint proxy statement/prospectus for more information. Currently, Harmon Ventures holds 32.2% of the outstanding shares of ASI Common Stock, representing 15.8% of the voting power of the outstanding ASI Common Stock. Under the proposed dual-class common stock structure of the Combined Company, and assuming the No Redemption Scenario, Harmon Ventures will hold 30.6% of the outstanding shares of Combined Company Common Stock, representing 60.6% of the voting power of the outstanding Combined Company Common Stock upon the closing of the Business Combination; and assuming the Maximum Redemption Scenario, Harmon Ventures will hold 30.7% of the outstanding shares of Combined Company Common Stock, representing 60.6% of the voting power of the outstanding Combined Company Common Stock upon the closing of the Business Combination. Accordingly, if the Business Combination is consummated, ASI will become a wholly owned subsidiary of the Combined Company, and Harmon Ventures will acquire control of the Combined Company and will, among other things, except as required by law, have the unilateral power to control the outcome of all matters submitted to the Combined Company’s stockholders for approval, including the election of directors.

●	ASI’s existing directors and officers are expected to continue to serve in their existing roles of directors and officers of the Combined Company upon the consummation of the Business Combination and receive compensation and benefits from the Combined Company for such service. In addition, the Proposed Charter and the Proposed Bylaws will provide indemnification and advancement of expenses for the Combined Company’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions, and the Combined Company will enter into indemnification agreements with each of its directors and officers.
●	ASI’s existing directors and officers will be eligible for continued indemnification and continued coverage under ASI’s directors’ and officers’ liability insurance after the consummation of the Business Combination and pursuant to the Merger Agreement.
●	The Proposed Charter provides that, to the fullest extent permitted by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Combined Company or any of its non-employee directors, among other persons, and the Combined Company renounces any expectancy that any of the non-employee directors of the Combined Company, among other persons, will offer any such corporate opportunity of which he or she may become aware to the Combined Company, except, the doctrine of corporate opportunity shall apply with respect to any of the non-employee directors of the Combined Company only with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director of the Combined Company and such opportunity is one the Combined Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Combined Company to pursue, and to the extent such director is permitted to refer that opportunity to the Combined Company without violating another legal obligation. Accordingly, a non-employee director may choose to present any corporate opportunity to other entities and has no obligation to present them to the Combined Company if such director is not prohibited by the Proposed Charter from doing so.
●	Pursuant to the Registration Rights Agreement, certain of the former stockholders of ASI will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.
●	The fact that certain existing directors and officers of ASI have participated in the ASI Reg A Offering and may further participate in the Interim Financing at a discounted valuation to the valuation of ASI in the Business Combination.

See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” and “Risk Factors—Risks Relating to the Combined Company Common Stock Following the Business Combination—As a “controlled company” within the meaning of the NYSE American listing rules after the Closing, the Combined Company will qualify for exemptions from certain corporate governance requirements and will have the opportunity to elect to avail itself of any of the exemptions afforded a controlled company. If the Combined Company elects to rely on some of these exemptions, Combined Company stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements” in this joint proxy statement/prospectus for a further discussion of these considerations.

Recommendation of the ASI Board of Directors to ASI Stockholders

The ASI board of directors believes that the ASI Business Combination Proposal and the other proposals to be presented at the ASI Special Meeting are in the best interests of ASI and its stockholders and recommends that its stockholders vote “FOR” the ASI Business Combination Proposal and “FOR” the ASI Adjournment Proposal.

The existence of financial and personal interests of one or more of ASI’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ASI, its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that ASI stockholders vote for the proposals. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The ASI board of directors has approved each of the ASI Stockholder Proposals. ASI’s board of directors recommends that ASI stockholders:

●	Vote “FOR” the ASI Business Combination Proposal; and
●	Vote “FOR” the ASI Adjournment Proposal.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. If the actual facts are different from the assumptions described below, the amounts in the tables below could differ.

	Sources
(in millions)	No Redemption Scenario	Maximum Redemption Scenario
Funds held in Trust Account(1)	$13	$13
ASI stockholders(2)	1,510	1,510
Total Sources	$1,523	$1,523
(1)	Represents funds held in the Trust Account as of the estimated Closing Date.
(2)	This amount assumes that 151,000,000 shares of Combined Company Common Stock are issued to ASI stockholders at $10.00 per share as the Aggregate Merger Consideration pursuant to the Merger Agreement. This amount is calculated pursuant to the terms of the Merger Agreement and is based on a pre-transaction equity value of ASI equal to $1.5 billion plus an additional $10.0 million of Company Interim Financing (refer to section titled, “Unaudited Pro Forma Condensed Combined Financial Information” for additional details).

	Uses
(in millions)	No Redemption Scenario	Maximum Redemption Scenario
ASI stockholders(1)	$1,510	$1,510
Cash to balance sheet	1	(3)
Redemptions	—	4	(2)
Transaction costs(3)	12	12
Total Uses	$1,523	$1,523
(1)	This amount assumes that 151,000,000 shares of Combined Company Common Stock are issued to ASI stockholders at $10.00 per share as the Aggregate Merger Consideration pursuant to the Merger Agreement. This amount is calculated pursuant to the terms of the Merger Agreement and is based on a pre-transaction equity value of ASI equal to $1.5 billion plus an additional $10.0 million of Company Interim Financing (refer to section titled, “Unaudited Pro Forma Condensed Combined Financial Information” for additional details).
(2)	This scenario assumes that the maximum possible redemptions of 373,247 SAC Public Shares are redeemed for cash at an assumed redemption price of $11.12 per share. Refer to the section titled, “Unaudited Pro Forma Condensed Combined Financial Information” for additional details regarding the maximum possible redemptions that can occur that will allow the Business Combination to close.
(3)	This amount includes the assumed payment on the Closing Date of the following transaction related costs, (a) $3.6 million of advisory, legal and other professional fees incurred by ASI, (b) $4.3 million of underwriting, advisory and other professional fees incurred by SAC, (c) $0.5 million of accrued offering costs and certain other accrued legal expenses incurred by SAC, (d) $1.0 million premium for a six-year prepaid directors’ and officers’ tail insurance policy incurred by SAC, (e) $2.4 million settlement of excise tax payable incurred by SAC and (f) $0.2 million of new directors’ and officers’ insurance incurred by ASI.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the exercise of redemption rights and the Warrant Amendment, see “U.S. Federal Income Tax Considerations.”

For general information on the material U.S. federal income tax consequences of the Business Combination to holders of ASI Common Stock, see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with GAAP. Under this method of accounting, SAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ASI issuing stock for the net assets of SAC, accompanied by a recapitalization. The net assets of SAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The determination of ASI as the accounting acquirer considered various factors, including that ASI’s existing stockholders are expected to have the greatest voting interest in the Combined Company, ASI’s existing stockholders are expected to designate the greatest number of directors of the Combined Company, ASI will comprise the ongoing operations of the Combined Company, ASI’s relevant measures, such as assets, revenues and earnings, are higher than SAC’s, and ASI’s existing senior management will comprise the senior management of the Combined Company.

In addition to the expectation that the Business Combination will be treated as a reverse recapitalization with ASI as the accounting acquirer, it is also expected that ASI will be treated as the predecessor in accordance with Rule 405 of Regulation C of the Code of Federal Regulations of the United States. ASI is expected to be treated as the predecessor because SAC, which is the initial registrant, will succeed to all of the business of ASI, and SAC’s own operations before the succession are insignificant relative to the operations of ASI that will be legally acquired by SAC.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On November 5, 2024, SAC and ASI filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SAC cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, SAC cannot assure you as to its result.

Neither SAC nor ASI is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions will be obtained.

Emerging Growth Company

SAC and ASI each qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and each may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Each of SAC and ASI has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, each of SAC and ASI, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of SAC’s and ASI’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The Combined Company will qualify as an emerging growth company. The Combined Company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which the Combined Company has total annual gross revenue of at least $1.235 billion or (c) in which the Combined Company is deemed to be a large accelerated filer, which means the market value of the Combined Company’s common equity that is held by non-affiliates exceeds $700.0 million as of the end of the most recently completed fiscal year’s second fiscal quarter; and (ii) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Summary Risk Factors

You should consider all the information contained in this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 65. Some of these risks that relate to ASI include, but are not limited to:

●	An investment in ASI is a speculative investment, and therefore, no assurance can be given that its investors or stockholders will realize their investment objectives.
●	ASI has a history of net losses and can in no way guarantee that it will be able to become or maintain profitability.
●	Historically, a significant amount of ASI’s revenue has been derived from the new content license agreement with The Chosen, Inc. (f/k/a The Chosen, LLC) (“The Chosen”), dated October 18, 2022 (the “Chosen Agreement”). The termination of the Chosen Agreement could reduce ASI’s revenues and adversely affect its operating results.
●	If ASI’s efforts to attract and retain customers are not successful, its business will be adversely affected.
●	The popularity of SVOD releases are difficult to predict and can change rapidly, leading to significant fluctuations in ASI’s revenues. A low public acceptance rate of ASI’s content may adversely affect its results of operations.
●	The video industry is subject to rapid technological change. ASI must continue to enhance and improve its technology.
●	Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact ASI’s business.
●	If ASI is not able to manage change and growth, its business could be adversely affected.

●	If ASI fails to maintain or, in new markets establish, a positive reputation with customers concerning its service, including the content ASI offers and the way in which it allows the customer to help ASI choose the content that is ultimately added to the service, ASI may not be able to attract or retain customers, and its operating results may be adversely affected.
●	Changes in how ASI markets its service could adversely affect its marketing expenses and its customer base may be adversely affected.
●	ASI faces risks, such as unforeseen costs and potential liability, in connection with content ASI acquires and/or distributes through its service.
●	ASI is engaged in legal proceedings that could cause it to incur unforeseen expenses and could occupy a significant amount of its management’s time and attention.
●	ASI may seek additional capital that may result in stockholder dilution or others having rights senior to those of its common stockholders.
●	ASI may lose key employees or may be unable to hire qualified employees.
●	ASI is dependent on its management to achieve its objectives, and its loss of, or inability to obtain, key personnel could delay or hinder implementation of its business and growth strategies, which could adversely affect the value of your investment and ASI’s ability to pay dividends.
●	ASI’s ability to monetize content that ASI distributes is heavily reliant on factors outside of ASI’s control.
●	Holders of ASI’s common stock will have only limited rights regarding its management, and will thus not have the ability to actively influence the day-to-day management of its business and affairs.
●	ASI may change its operational policies and business and growth strategies without stockholder consent, which may subject ASI to different and more significant risks in the future.
●	The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.
●	Members of ASI’s board and ASI’s executive officers may have other business interests and obligations to other entities.
●	ASI filed a voluntary petition for relief under chapter 11, title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), and was reorganized under the Reorganization Plan confirmed by the Bankruptcy Court on September 4, 2020, which became effective on September 30, 2020 (the “Reorganization Plan Effective Date”). The Reorganization Plan may have a material adverse impact on its business, financial condition, results of operations, and cash flows.
●	ASI may be found in violation of the settlement agreement, dated August 26, 2020 (the “Disney Settlement Agreement”), between ASI and Disney Enterprises, Inc., Lucasfilm Ltd. LLC, Twentieth Century Film Corporation, Warner Bros. Entertainment Inc., MVL Film Finance, LLC, New Line Productions, Inc., and Turner Entertainment Co. (each individually a “Studio” and collectively, the “Studios”) in relation to the unauthorized use of Copyrighted Works (as defined in the Disney Settlement Agreement) by a Studio or its affiliates.
●	ASI is subject to liens on its personal property, including its intellectual property, under the Reorganization Plan, which if enforced, would significantly impair its intellectual property rights and its ability to continue as a going concern.
●	ASI’s bitcoin holdings are and will be less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for ASI to the same extent as cash and cash equivalents.

●	Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to significantly influence ASI’s financial results and the market price of the Combined Company Common Stock.
●	Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
●	ASI’s historical financial statements do not reflect the potential variability in earnings that ASI may experience in the future relating to ASI’s bitcoin holdings.
●	Bitcoin does not pay interest or dividends.
●	ASI expects its bitcoin holdings will significantly impact ASI’s financial results and the market price of its common stock.
●	ASI’s bitcoin treasury strategy has not been tested over any period of time or under different market conditions.
●	Changes in ASI’s ownership of bitcoin could have accounting, regulatory and other impacts.
●	The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price and use of bitcoin.
●	If ASI or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to ASI’s bitcoin, or if ASI’s private keys are lost or destroyed, or other similar circumstances or events occur, ASI may lose some or all of its bitcoin and its financial condition and results of operations could be materially adversely affected.
●	Regulatory change reclassifying bitcoin as a security could lead to ASI’s classification as an “investment company” under the Investment Company Act and could adversely affect the market price of bitcoin and the market price of the Combined Company Common Stock.

Risks relating to SAC and the Business Combination

●	Since the Sponsor and SAC’s directors and executive officers have interests that are different from, or in addition to (and which may conflict with), the interests of SAC’s stockholders and warrantholders, a conflict of interest may have existed in determining whether the Business Combination with ASI is appropriate as SAC’s initial business combination.
●	SAC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about SAC’s ability to continue as a going concern.

MARKET PRICE, TICKER AND DIVIDEND INFORMATION

SAC Class A Common Stock, SAC Public Warrants and SAC Units are listed on the OTC Pink Marketplace under the ticker symbols “PORT,” “PORTW” and “PORTU,” respectively. SAC intends to apply to list the shares of Combined Company Class A Common Stock on the NYSE American under the ticker symbol “AGSD” upon the Closing. All outstanding SAC Units will be separated into their component securities immediately prior to the Closing. Subject to approval of the Warrant Amendment Proposal, each issued and outstanding SAC Public Warrant will be converted into 0.1 newly issued share of SAC Class A Common Stock immediately prior to the Closing as described elsewhere in this joint proxy statement/prospectus. Accordingly, if the Warrant Amendment Proposal is approved, the Combined Company will not have any units or public warrants following consummation of the Business Combination, and therefore there will be no NYSE American listing of the SAC Units or SAC Public Warrants following the consummation of the Business Combination.

On September 10, 2024, the last trading day before the public announcement of the Business Combination, the SAC Class A Common Stock closed at $10.99. On August 29, 2024, the last trading day before the public announcement of the Business Combination on which trading data for the SAC Public Warrants is available, the SAC Public Warrants closed at $0.01. On July 11, 2024, the last trading day before the public announcement of the Business Combination on which trading data for the SAC Units is available, the SAC Units closed at $10.51.

As of [__], 2024, the record date for the SAC Special Meeting, the closing price for the SAC Class A Common Stock, SAC Public Warrants and SAC Units was $[__], $[__] and $[__], respectively.

Holders of the SAC Class A Common Stock, SAC Public Warrants and SAC Units should obtain current market quotations for their securities. The market price of SAC Class A Common Stock, SAC Public Warrants and SAC Units could vary at any time before the Business Combination.

Holders

As of the record date for the SAC Special Meeting, there were [__] holders of record of SAC Class A Common Stock, [__] holders of record of SAC Class B Common Stock, [__] holders of record of SAC Units and [__] holders of record of SAC Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose SAC Class A Common Stock, SAC Class B Common Stock, SAC Units and SAC Public Warrants are held of record by banks, brokers and other financial institutions. See “Beneficial Ownership of Securities.”

Dividend Policy

SAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the Combined Company subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Combined Company’s board of directors. SAC’s board of directors is not currently contemplating and does not anticipate declaring dividends nor is it currently expected that the board of directors of the Combined Company will declare any dividends in the foreseeable future. Further, the ability of the Combined Company to declare dividends may be limited by the terms of financing or other agreements entered into by the Combined Company or its subsidiaries from time to time.

Price Range of ASI’s Securities

Historical market price information regarding ASI is not provided because there is no public market for ASI’s securities. For information regarding ASI’s liquidity and capital resources, see “ASI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

RISK FACTORS

The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of the Combined Company, in which event the market price of its common stock could decline, and you could lose part or all of your investment.

These risk factors are not exhaustive and you are encouraged to perform your own investigation with respect to the business, prospects, financial condition and operating results of ASI and SAC and the business, prospects, financial condition and operating results of the Combined Company following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this joint proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your SAC Common Stock, SAC Public Warrants or ASI Common Stock. ASI and SAC may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair their or the Combined Company’s respective business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of ASI and SAC and the notes to the financial statements included therein.

Risks Relating to ASI

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business ASI.

An investment in us is a speculative investment, and therefore, no assurance can be given that our investors or stockholders will realize their investment objectives.

No assurance can be given that investors or stockholders will realize a return on their investments in us or that they will not lose their entire investment. There is a risk that we will not be able to successfully implement our business plan which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Further, we filed for bankruptcy in 2017 and as of September 30, 2020, the Reorganization Plan was confirmed and effective. As we obtained a chapter 11 bankruptcy discharge and although the terms of the Reorganization Plan require us to pay $9.9 million over fourteen years in fifty-six equal quarterly payments of $177.0 thousand (with an option to reduce the payment to $7.8 million by paying the loan off in three to five years) with the first payment becoming due October 15, 2020, we are unable to predict the impact these payments and other terms of the Reorganization Plan and Disney Settlement Agreement may have on our business, cash flow, liquidity, financial condition or capital structure. This also includes all payment obligations under the promissory note payable to the Studios pursuant to the Disney Settlement Agreement, which promissory note has a term of fourteen years. For more information regarding the Reorganization Plan and Disney Settlement Agreement, see “Information About ASI—History of the Business—Reorganization Plan.”

We filed a voluntary petition for relief under the Bankruptcy Code and were reorganized under the Reorganization Plan confirmed by the Bankruptcy Court on September 4, 2020, which became effective on September 30, 2020. The Reorganization Plan may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

On October 18, 2017, we filed a voluntary petition for relief under the Bankruptcy Code in the Bankruptcy Court, case number 17-29073 (the “Bankruptcy Case”). On September 4, 2020, the Bankruptcy Court confirmed the Reorganization Plan and on September 30, 2020 the Reorganization Plan became effective. Pursuant to the Reorganization Plan and related Disney Settlement Agreement, we will pay the Studios $9.9 million over fourteen years, without interest, provided, however, that the unpaid balance of that certain promissory note made by us to the Studios in the amount of $63.0 million (the “Note”) minus any paid amounts (the “Settlement Amounts”) will remain outstanding for fourteen years from the Reorganization Plan Effective Date.

Pursuant to the Note, we will be required to make quarterly payments of $177.0 thousand, or approximately $710.0 thousand per year, for fourteen years, which will reduce our available cash flow and impair our ability to grow. Further, while the Note will be marked paid and cancelled after fourteen years subject to certain conditions, in the event we breach the Disney Settlement Agreement, whether through violation of any of the “Express Covenants” (as defined in the Disney Settlement Agreement), including the No Use Covenant (as defined in the Disney Settlement Agreement), or otherwise, we may be required to pay the full outstanding amount of the Note and dispose of the collateral pledged under the Security Agreement (as defined in the Disney Settlement Agreement), which comprises all of our assets and all of the equity in ASI owned by Neal and Jeff Harmon, which would have a material adverse impact on our ability to continue business operations. If we fail to timely make any payment due under the Note, such failure to pay shall constitute a default. If we fail to cure the payment default within five business days after a Notice of Default (as defined in the Disney Settlement Agreement) served by the Studios, the Studios shall be entitled to accelerate payment under the Note and foreclose as set forth in the Security Agreement, which would have a material adverse effect on our ability to continue business operations. As of the date of this joint proxy statement/prospectus, we are current on the status of all such quarterly payments pursuant to the Disney Settlement Agreement.

Unlimited in duration, the No Use Covenant provides that we shall be precluded from any actions which directly or indirectly, descramble, decrypt or otherwise bypass a Copyrighted Work of the Studios or any of their affiliates, reproduce such a Copyrighted Work, stream, transmit or publicly perform such a Copyrighted Work and distribute such a Copyrighted Work. Such restrictions will limit our content offerings and our ability to attract or retain customers, which could have a material adverse effect on us and our ability to continue business operations. We have also agreed not to sue the Studios, and not to use resources to lobby to amend the Family Movie Act of 2005 (the “Family Movie Act”) for a period of fourteen years following the Reorganization Plan Effective Date of the Reorganization Plan. The Family Movie Act exempts from copyright and trademark infringement, under certain circumstances: (1) making limited portions of the audio or video content of a motion picture for private home viewing imperceptible; or (2) the creation of technology that enables such editing. These covenants will reduce our ability to protect ourselves against future litigation, which may cause us to incur unexpected losses, some of which might not be covered by insurance and could materially affect our financial condition and our ability to continue business operations. For more information regarding the Disney Litigation, see “Information About ASI—Legal Proceedings—Disney Litigation and the Preliminary Injunction.” For more information regarding the Reorganization Plan and Disney Settlement Agreement, see “Information About ASI—History of the Business—Reorganization Plan.”

Although the Reorganization Plan was confirmed, we may not be able to achieve our stated goals and objectives, which may have a material adverse impact on our business, financial condition, results of operations and cash flows.

Although the Reorganization Plan was confirmed and effective, we may continue to face a number of risks, such as changes in economic conditions, changes in our industry, and increasing expenses. Although the Reorganization Plan is confirmed and effective and we will continue as a going concern pursuant to the Reorganization Plan, these risks are magnified for a company which has recently obtained a chapter 11 bankruptcy discharge.

Furthermore, although our debts have been restructured through the Reorganization Plan, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business. Our access to additional financing may be limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms, if they are available at all.

As a result of the bankruptcy proceedings, our historical financial information may not be indicative of our future performance, which may be volatile.

During the bankruptcy proceedings, our financial results were volatile, as restructuring activities and expenses, contract terminations and rejections and claims assessments significantly impacted our consolidated financial statements. In addition, settlement of the Disney Litigation and implementation of the Disney Settlement Agreement and Reorganization Plan require significant expenditures. As a result, our historical financial performance during that time was likely not indicative of our financial performance after the date of the filing of bankruptcy. In addition, as we emerge from chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to our operating plans pursuant to the Reorganization Plan.

We may be found in violation of the Disney Settlement Agreement in relation to the unauthorized use of Copyrighted Works by a Studio or its affiliates. If a Studio prevails in an enforcement action against us in the Central District of California (an “Enforcement Action”), our business would be adversely impacted and this would significantly impair our ability to continue as a going concern.

In accordance with the Disney Settlement Agreement and the No Use Covenant described thereunder, we must certify that no Copyrighted Works of the Studios or their affiliates are stored on our computers or servers in compliance with the list(s) provided by the Studios of their Copyrighted Works. Thereafter, any unauthorized use (as described in the Disney Settlement Agreement) by us of a Copyrighted Work owned or controlled by a Studio or its affiliate without the express written authorization of a Studio or its affiliate is a “Strike,” regarded as unpermitted conduct in violation of the Disney Settlement Agreement, subject to a Notice of Default. If we incur four Strikes within a consecutive five-year period, any Studio may institute an Enforcement Action against us. If a Studio prevails in an Enforcement Action, it shall be entitled to all available remedies, including: (i) acceleration of the Note, if the Note has not been canceled and (ii) foreclosure on all collateral pledged under the Security Agreement, which comprises all of our assets and all of the equity in ASI owned by Neal Harmon and Jeffrey Harmon and would significantly adversely affect our financial condition and our ability to continue our business operations. For more information regarding the Disney Litigation, see “Information About ASI—Legal Proceedings—Disney Litigation and the Preliminary Injunction.” For more information regarding the Reorganization Plan and Disney Settlement Agreement, see “Information About ASI—History of the Business—Reorganization Plan.”

We are subject to liens on our personal property, including our intellectual property, under the Reorganization Plan, which if enforced, would significantly impair our intellectual property rights and our ability to continue as a going concern.

Pursuant to the Reorganization Plan, performance under the Note as well as the “Express Covenants” (as defined in the Disney Settlement Agreement) shall be secured by a first priority fully perfected lien, which was placed on all equity in us owned by Neal and Jeff Harmon and all of our assets currently owned and controlled by us, our affiliates and subsidiaries, or acquired, created, owned and controlled by us after the Reorganization Plan Effective Date, including intellectual property, such as patents, patent applications, trademarks, tradenames, copyrights and copyright applications. In the event of a violation of the Express Covenants or an uncured default of the payment obligations as described within the Note, the Studios can institute an Enforcement Action in Bankruptcy Court. If the Studios prevail in an Enforcement Action against us, the Compliance Lien (as defined in the Disney Settlement Agreement) will be enforced and foreclosed upon, disposing of any collateral that could be used to satisfy the list of claims in accordance with the priorities set forth in the Reorganization Plan. The disposition of equity owned by Neal and Jeff Harmon could lead to a change in control of ASI and investors would have limited rights to determine new management or the direction of ASI. The Compliance Lien will remain in effect for fourteen years from the Reorganization Plan Effective Date. For more information regarding the Reorganization Plan and Disney Settlement Agreement, see “Information About ASI—History of the Business—Reorganization Plan.”

Any liens on our intellectual property enforced under the Reorganization Plan would have a material adverse effect on our ability to continue our business operations.

We are employing a business model with a limited track record, which may make our business difficult to evaluate.

We began as an audiovisual content filtering company. In 2021, as a result of the Reorganization Plan, we fully divested ourselves of the assets related to the content filtering business. Today, we operate by offering and producing our own original content, distributing original content, releasing licensed films or shows, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property and devising new methods to monetize existing intellectual property. Few if any peer companies exist, and none have yet established long-term track records that might assist you in predicting whether our business model can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to continue to:

●	Develop and execute our business model;
●	Attract and maintain an adequate customer base;
●	Raise additional capital, if necessary, in the future;
●	Protect ourselves against pending and potential lawsuits threatening our ability to provide our services; and

●	Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. We may encounter unanticipated problems as we continue to refine our business model, which may adversely affect our results of operations and financial condition.

We have a history of net losses and cannot guarantee that we will be able to become profitable or maintain profitability.

We recorded net income attributable to controlling interests of $9.0 million in fiscal 2023, a net loss of $14.0 million in fiscal 2022, net income of $17.0 million in fiscal 2021 and of $16.0 thousand in fiscal 2020, and a net loss of $2.0 million in fiscal 2019. Prior to 2020, we recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, the value of the Combined Company Common Stock would likely be materially and adversely affected.

Historically, a significant amount of our revenue has been derived from the Chosen Agreement. The termination of the Chosen Agreement could reduce our revenues and adversely affect our operating results.

Historically, a significant amount of our revenue has been derived from distribution activities related to the Chosen Agreement. Revenues recognized during the years ended December 31, 2023, 2022 and 2021 and derived from the Chosen Agreement were $40.0 million, $68.0 million and $116.0 million, respectively. On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement, seeking to terminate the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the television series “The Chosen,” and any future audiovisual productions derivatives thereof. On May 28, 2024, the arbitrator in the arbitration proceedings issued an interim arbitration award (the “Interim Arbitration Award”) granting The Chosen’s breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. The Interim Arbitration Award granted The Chosen monetary damages in the amount of $30.0 thousand, plus costs and potential recovery of an allocable portion of its attorney fees. The Interim Arbitration Award denied in full The Chosen’s claims for the remedies of disgorgement of profits and corrective advertising. On September 25, 2024, the final award (the “Final Arbitration Award”) was issued, which remained consistent with the Interim Arbitration Award and granted a portion of The Chosen’s costs and fees. We disagree with the arbitrator’s decision regarding the breach of contract claims and the termination of the Chosen Agreement and intend to seek appellate review of the Final Arbitration Award in the arbitration proceedings, as permitted under the arbitration provision of the Chosen Agreement. Unless and until a favorable outcome of such appellate review is determined, we will fully comply with the Final Arbitration Award, including with respect to the termination of the Chosen Agreement effective as of May 28, 2024.

We are currently working with several new filmmakers on new projects. However, there is no guarantee that we will be able to continue to earn as much revenue from these new projects or from any upcoming projects as we did from the Chosen Agreement. If we are unable to continue to successfully monetize projects other than those arising under the Chosen Agreement, the termination of the Chosen Agreement could have a material adverse impact on our business, results of operations, and financial condition. See “Information About ASI—Legal Proceedings—The Chosen Arbitration” for more information.

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices and a quality experience for selecting and viewing our original content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain customers. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing costs than we currently anticipate, to replace these customers with new customers.

The popularity of SVOD releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.

The production and distribution of feature films, SVOD and other content are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, we must invest substantial amounts in the marketing of feature films and SVOD before we learn whether these feature films and streaming programs and products will reach anticipated levels of popularity and financial return with viewers.

The popularity of our content depends on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions.

The underperformance of a feature film, particularly an “event” film (which typically has high production and marketing costs), can have an adverse impact on our results of operations in both the year of release and in the future.

The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We must continue to enhance and improve the performance, functionality and reliability of the systems upon which our business model is built. The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies that enhance our existing technology, to address the varied needs of existing and new customers while also responding to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet based e-commerce entertainment video providers, are increasing their internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully, or profitably, compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues, or profitability.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations and scaling our service to effectively, and reliably, handle anticipated growth in both customers and features related to our service. We are building out crowd-sourcing expertise to help us select content to fund, create and distribute. If we are not able to manage the growing complexity of our business, including improving, refining, or revising our systems and operational practices related to our video operations, our business may be adversely affected.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or we fail to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube, X and Tik Tok, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability, in connection with content we acquire and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire and/or distribute.

In 2016, in connection with the Disney Litigation, the United States District Court for the Central District of California (the “California Court”) granted a preliminary injunction requiring us to cease certain business operations related to the filtering and streaming of copyrighted motion pictures for which we had not properly obtained a license. The preliminary injunction was issued pursuant to claims by the plaintiffs that we were unlawfully decrypting and streaming their Copyrighted Works, and violating the Digital Millennium Copyright Act (the “DMCA”). The preliminary injunction ultimately led to us filing a voluntary petition for relief under chapter 11 of the Bankruptcy Code, in 2017. In 2019, the California Court found us liable for copyright infringement, and violating the DMCA, with respect to certain motion pictures. Damages related to the respective copyright infringements, and DMCA violations, totaled $62.0 million. In 2020, we entered into the Disney Settlement Agreement as part of our Reorganization Plan and the Bankruptcy Court issued a final decree closing the Bankruptcy Case. For more information regarding the Disney Litigation, see “Information About ASI—Legal Proceedings—Disney Litigation and the Preliminary Injunction.” For more information regarding the Reorganization Plan and Disney Settlement Agreement, see “Information About ASI—History of the Business—Reorganization Plan.”

The issuance of the preliminary injunction required us to cease all business operations related to our content filtering service as it was constituted at the time the preliminary injunction was issued. As this was our primary line of business, this led to a complete loss of revenue for us. Using the resources available to us, we immediately began working on a new content filtering system that could be operated with the preliminary injunction in place. We also pivoted the business, creating our own original content and licensing content from other creators. It took nearly four years to resolve the litigation, resulted in us filing for and reorganizing under chapter 11 bankruptcy, and resulted in more than $5.0 million in legal fees.

We also may face potential liability for content used in promoting our service, including marketing materials and features on our website (www.angel.com) such as customer reviews. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive content through a host of internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We work with various tech companies and distributors, including Roku, Google, Apple and Samsung, to make our service available through the television set-top boxes of such service providers, pursuant to their standard terms. We intend to continue to broaden our capability to transmit TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices’ performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward us and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures and cybersecurity breaches. Interruptions in these systems, or with the internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date, hackers have not had a material impact on our service or systems; however, there can be no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party “cloud” computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the internet. Problems faced by us or our third-party Web hosting, “cloud” computing or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third-party cloud computing services providers provide us with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service. We have designed our software and computer systems to utilize data processing, storage capabilities and other services provided by such providers. Currently, we run the vast majority of our computing using such third-party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate as expected, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network (“CDN”). To the extent Internet Service Providers (“ISPs”), do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently, and effectively, deliver our content to our customers could be adversely impacted and our business and results of operation could be adversely affected. We also utilize third party technology to help market our service, process payments and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we may experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We must comply with various international, federal and state laws and regulations related to the handling, use and protection of data, and may become subject to additional legislation in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims and proceedings by governmental entities and private parties, damages for breach of contract and other significant costs, penalties and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations. With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are Payment Card Industry Data Security Standard (“PCI DSS”) compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers’ data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers’ data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our customers’ data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and operating results could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time. Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, our recommendation and merchandising technology and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our website. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such disputes, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us, which would adversely affect our business operations.

In 2016, in connection with the Disney Litigation, the California Court granted a preliminary injunction requiring us to cease certain business operations related to the filtering and streaming of copyrighted motion pictures for which we had not properly obtained a license. The preliminary injunction was issued pursuant to claims by the plaintiffs that we were unlawfully decrypting and streaming their Copyrighted Works and violating the DMCA. The preliminary injunction ultimately led to us filing a voluntary petition for relief under chapter 11 of the Bankruptcy Code, in 2017. In 2019, the California Court found us liable for copyright infringement, and violating the DMCA, with respect to certain motion pictures. Damages related to the respective copyright infringements, and DMCA violations, totaled $62.0 million. In 2020, we entered into the Disney Settlement Agreement as part of our Reorganization Plan and the Bankruptcy Court issued a final decree closing the Bankruptcy Case. For more information regarding the Disney Litigation, see “Information About ASI—Legal Proceedings—Disney Litigation and the Preliminary Injunction.” For more information regarding the Reorganization Plan and Disney Settlement Agreement, see “Information About ASI—History of the Business—Reorganization Plan.”

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management’s time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. It is possible that a portion of our working capital could be required to fund expenses in our defense of this and future legal matters. As we grow, we expect the number of litigation matters against us to increase. To date, these matters have included claims of defamation and copyright infringement, litigation that is typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management’s time and attention and could negatively affect our business operations and financial position. See “Information About ASI—Legal Proceedings” for more information.

We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on many factors, including but not limited to the following:

●	our degree of success in capturing a larger portion of the overall market for entertainment video;
●	the costs of establishing or acquiring development, marketing and distribution capabilities for our filtered content;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
●	the extent to which we acquire or invest in customer service, exclusive digital distribution of original content or technologies and other strategic relationships; and
●	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to the rights of ASI Common Stock and our stockholders may experience dilution.

We are dependent on our senior management to achieve our objectives, and our loss of, or inability to obtain, key personnel or inability to attract and retain highly skilled employees could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

Our success depends on the diligence, experience and skill of our board of directors and officers. Neal Harmon is a director and our Chief Executive Officer. Jeffrey Harmon is our Chief Content Officer. Jordan Harmon is our President. Elizabeth Ellis is our Chief Operating Officer. Patrick Reilly is our Chief Financial Officer and Secretary. We have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Neal, Jeffrey and Jordan Harmon, could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on our business, results of operations and financial condition.

To achieve our objectives, we rely on the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel or in retaining and motivating existing personnel, which may be disruptive to our operations. See “Management of the Combined Company Following the Business Combination—Directors and Executive Officers.”

Our ability to monetize content that we distribute is heavily reliant on factors outside of our control.

Our ability to monetize content that we distribute is heavily reliant on factors outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, or factors within our control, it may have a material adverse impact on our business, results of operations and financial condition.

Holders of ASI Common Stock will have only limited rights regarding our management, and will thus not have the ability to actively influence the day-to-day management of our business and affairs.

Our board of directors will have sole power and authority over the management of us, subject only to the requirements of the DGCL. Holders of ASI Common Stock will not have an active role in our day-to-day management. The holders of each class of ASI Common Stock vote together as a single class on each matter to be voted on by our stockholders, including the election of directors. On each such matter, each outstanding share of ASI Class A Common Stock and ASI Class F Common Stock is entitled to five votes, each outstanding share of ASI Class B Common Stock is entitled to 55 votes and each outstanding share of ASI Class C Common Stock is entitled to one vote.

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies and our business and growth strategies. Our directors may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our stockholders or debtholders. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this joint proxy statement/prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of us, the proceeds realized from the liquidation of our assets will be distributed among the stockholders, but only after the satisfaction of the claims of our third-party creditors. The ability of a stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the number of claims to be satisfied therefrom. There can be no assurance that we will recognize gains on such liquidation, nor is there any assurance that holders of ASI Common Stock will receive a distribution in such a case.

Our board of directors and our executive officers will have limited liability for, and will be indemnified and held harmless from, our losses.

We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he is or was a director, officer, employee or agent of us, or is or was serving at the request of us as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A successful claim for such indemnification could deplete our assets by the amount paid.

Our business may be subject to regulatory or legislative changes.

We may face government regulation and legal uncertainties in connection with our business. There may be a number of federal, state or local legislative or regulatory proposals under consideration of which we are not aware or which may be considered or adopted in the future. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may negatively impact our growth, impose additional burdens on us or alter how we do business. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Members of our board of directors and our executive officers may have other business interests and obligations to other entities.

Neither our directors nor our executive officers will be required to manage us as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to us, provided that such activities do not compete with our business or otherwise breach their agreements with us; provided, that our executive officers and employee directors are all full-time employees of our company and are expected to spend such time fulfilling their duties as is necessary to do so. On the other hand, our non-employee directors are not full-time with our company and must only spend such time managing our company as they deem necessary to fulfill their fiduciary duties to our company. We are dependent on our directors and executive officers to successfully operate our company. Their other business interests and activities could divert time and attention from operating our business. For more information related to this, see “Management of the Combined Company Following the Business Combination—Directors and Executive Officers.”

No active trading market for ASI Common Stock exists, and an active trading market may not develop or be sustained, which may adversely impact the market for shares of ASI Common Stock and, along with the restrictions in that certain Amended and Restated Stockholders Agreement between us and certain holders of ASI Class B Common Stock, dated August 18, 2021 (the “ASI Class B Stockholders Agreement”), make it difficult to sell your shares.

There is no active trading market for ASI Common Stock. We do not know the extent to which investor interest will lead to the development and maintenance of an active trading market, if at all. No assurance can be given that the market price of shares of ASI Common Stock will not fluctuate or decline significantly in the future or that holders of ASI Common Stock will be able to sell their shares when desired on favorable terms, or at all. Most transfers of the ASI Class B Common Stock are also subject to other restrictions on transfer set forth in the ASI Class B Stockholders Agreement.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Shares of ASI Class A Common Stock, ASI Class B Common Stock, ASI Class C Common Stock and ASI Class F Common Stock have not been registered under the Securities Act. ASI Class B Common Stock and ASI Class C Common Stock have been offered in reliance upon exemptions from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. We have represented that the offering circulars pursuant to which such offerings were or are being made do not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if any such representation is inaccurate with respect to a material fact, if an offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the ASI Class B Common Stock and the ASI Class C Common Stock or fail to find an exemption under the securities laws of each state in which we offer the ASI Class B Common Stock and ASI Class C Common Stock, each investor may have the right to rescind his, her or its purchase of the ASI Class B Common Stock or ASI Class C Common Stock, as applicable, and to receive back from us his, her or its purchase price with interest. We also have offered and sold securities offered in reliance upon exemptions from registration provided by Regulation D and Regulation CF. If investors in any of the other offerings successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

Provisions in our governing documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they provide for a right of first refusal on behalf of the company.

As a Delaware corporation, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

Financial forecasting may differ materially and adversely from actual results.

Given the dynamic nature of our business, and the inherent limitations in predicting the future, forecasts of our revenues, contribution margins, net income and number of total customers and other financial and operating data may differ materially and adversely from actual results. Such discrepancies could cause a decline in the price of ASI Common Stock.

Our future indebtedness may limit our ability to declare and pay dividends and may affect our operations, including our ability to repay existing debt obligations.

We may seek debt financing to assist with the financing of our future operations. Our ability to make principal and interest payments with respect to any such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of such indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to repay our existing debt obligations and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to repay existing debt obligations in a timely fashion, if at all. Such leverage may also adversely affect our ability to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions. All of the above could limit our ability to declare and pay dividends.

The requirements of being a reporting company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified members of our board of directors.

As a reporting company, we are subject to the reporting requirements of Section 13 of the Exchange Act, the proxy rules under Section 14 of the Exchange Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other applicable securities rules and regulations. The costs of compliance with these rules and regulations and the time spent by our management on such compliance will result in a significant increase in our ongoing legal and financial compliance costs, professional fees (legal and accounting) and costs associated with internal staff, which we expect will greatly exceed those previously spent on securities compliance and may have a material adverse impact on our financial condition and results of operations. Therefore, the costs for these functions in previous years are not indicative of future costs.

Changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us and our business may be adversely affected.

As a reporting company under these rules and regulations, we expect that it may also be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified directors and officers.

We do not intend to pay dividends for the foreseeable future.

We intend to retain all of our earnings for the future operation and expansion of our business and do not anticipate making any cash distributions at any time in the foreseeable future. Further, we will not be permitted to pay cash distributions to our holders of equity interests until such time as we have made all payments required under the Reorganization Plan, on which the final payment is not due to be made until July 15, 2034.

Risks Relating to ASI’s Bitcoin Treasury Strategy

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of ASI.

Our bitcoin holdings are and will be less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

We intend to adopt bitcoin as our primary treasury reserve asset. Historically, the bitcoin markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to significantly influence our financial results and the market price of the Combined Company Common Stock.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of the Combined Company Common Stock. Our financial results and the market price of the Combined Company Common Stock would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin decreased substantially (as it has in the past, including during 2022), including as a result of:

●	decreased user and investor confidence in bitcoin, including due to the various factors described herein;
●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of bitcoin by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection and the transfer and sale of bitcoins associated with significant hacks, seizures, or forfeitures, such as the transfers of bitcoin to creditors of the hacked cryptocurrency exchange Mt. Gox which began in July 2024; and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin exchange-traded products;
●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the bitcoin ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;
●	changes in consumer preferences and the perceived value or prospects of bitcoin;
●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;
●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto;
●	disruptions, failures, unavailability, or interruptions in service of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the recent SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action;
●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;
●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;
●	further reductions in mining rewards of bitcoin, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the bitcoin network;
●	transaction congestion and fees associated with processing transactions on the bitcoin network;
●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions and fiat currency devaluations;
●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the bitcoin blockchain becoming insecure or ineffective; and
●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.

The U.S. federal government, states, regulatory agencies and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example:

●	On March 9, 2022, President Biden signed an executive order relating to cryptocurrencies. While the executive order did not mandate the adoption of any specific regulations, it instructed various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. central bank digital currency (“CBDC”). A number of reports issued pursuant to the executive order have focused on various risks related to the digital asset ecosystem, and have recommended additional legislation and regulatory oversight. On September 16, 2022, the White House released a framework for digital asset development, based on reports from various government agencies, including the U.S. Department of Treasury, the Department of Justice and the Department of Commerce. Among other things, the framework encourages regulators to pursue enforcement actions, issue guidance and rules to address current and emergent risks, support the development and use of innovative technologies by payment providers to increase access to instant payments, consider creating a federal framework to regulate nonbank payment providers, and evaluate whether to call upon Congress to amend the Bank Secrecy Act and laws against unlicensed money transmission to apply explicitly to digital asset service providers. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets.
●	On April 4, 2022, SEC Chair Gary Gensler announced that he has asked SEC staff to work (i) to register and regulate digital asset platforms like securities exchanges; (ii) with the Commodity Futures Trading Commission on how to jointly address digital asset platforms that trade both securities and non-securities; (iii) on segregating out digital asset platforms’ custody of customer assets, if appropriate; and (iv) on segregating out the market making functions of digital asset platforms, if appropriate. Similarly, foreign government authorities have recently expanded their efforts to restrict certain activities related to bitcoin and other digital assets.
●	On September 8, 2022, the White House Office of Science and Technology Policy issued a report in coordination with other federal agencies relating to the climate and energy implications of digital assets, including bitcoin, in the United States. Among its finding are that digital assets are energy intensive and drive significant environmental impacts, and the report recommends further study of the environmental impact of digital assets and the development of environmental performance regulations for digital asset miners, which may include limiting or eliminating digital assets that use high energy intensity consensus mechanisms, including the proof-of-work consensus mechanisms on which the bitcoin blockchain is based.
●	On March 1, 2023, the U.S. Under Secretary for Domestic Finance provided an update on the development of a U.S. CBDC, indicating that the U.S. Department of Treasury would be providing an initial set of findings and recommendations regarding the development and adoption of a U.S. CBDC in the coming months.
●	On April 14, 2023, the SEC reopened the comment period for its proposal to amend the definition of “exchange” under Exchange Act Rule 3b-16 to encompass trading and communication protocol systems for digital asset securities and trading systems that use distributed ledger or blockchain technology, including both so-called “centralized” and “decentralized” trading systems. The comment period is now closed. The SEC may determine whether to adopt the revised definition after an evaluation of comments provided during the comment period. If adopted in its proposed form, the new definition would have a sweeping impact on digital asset trading venues and other digital asset industry participants.
●	The European Union’s Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like bitcoin, became effective in June 2023, with various requirements phasing into effect through 2024. MiCA also requires the European Commission (i) to provide a report on the environmental impact of crypto-assets and (ii) based upon such report, introduce mandatory minimum sustainability standards for consensus mechanisms, including the proof-of-work consensus mechanisms on which the bitcoin blockchain is based.

●	On June 5, 2023, the SEC filed a complaint against Binance Holdings Ltd. and other affiliated entities in federal district court for the District of Columbia, alleging, among other claims related to the operation of the affiliates and their platforms, that: (i) the Binance entities commingled and diverted customer assets; (ii) various affiliates of Binance Holdings Ltd. operated as exchanges, brokers, dealers and clearing agencies without registration under the Exchange Act; (iii) Binance Holdings Ltd. engaged in the unregistered offer and sale of securities; (iv) affiliates of Binance Holdings Ltd. operated in a manner to evade U.S. federal securities laws and (v) affiliates of Binance Holdings Ltd. misled customers and investors concerning the existence and adequacy of market surveillance and controls to detect and prevent manipulative trading.
●	On June 6, 2023, the SEC filed a complaint against Coinbase, Inc. and other affiliated entities in federal district court in the Southern District of New York, alleging, among other claims: (i) that Coinbase, Inc. violated the Exchange Act by failing to register with the SEC as a national securities exchange, broker-dealer and clearing agency, in connection with activities involving certain identified digital assets that the SEC’s complaint alleges are securities, (ii) that Coinbase, Inc. violated the Securities Act by failing to register with the SEC the offer and sale of securities in connection with its staking program and (iii) that Coinbase Global Inc. is jointly and severally liable as a control person under the Exchange Act for Coinbase Inc.’s violations of the Exchange Act to the same extent as Coinbase Inc.
●	In the United Kingdom, on June 29, 2023, the Financial Services and Markets Act 2023 (“FSMA 2023”) became law. FSMA 2023 (i) clarifies that “cryptoassets” are subject to the regulated activities and financial promotion orders and (ii) establishes that digital assets firms, including exchanges and custodians, operating in or providing services to the United Kingdom carrying out certain activities involving “cryptoassets” are performing a regulated activity that needs to be authorized by the Financial Conduct Authority and may also be subject to oversight from the Bank of England. Several additional pieces of proposed legislation in the United Kingdom, including The Public Offers and Admissions to Trading Regulations 2023, may subject “cryptoassets” to further regulation. FSMA 2023 gave the UK Treasury powers to create financial market infrastructure sandboxes. The legislative framework for the UK’s Digital Securities Sandbox will take effect in January 2024.
●	On November 20, 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer and clearing agency. The SEC’s complaint also alleges that Kraken’s business practices, deficient internal controls and poor recordkeeping practices present a range of risks for its customers.
●	On November 21, 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States. Binance Holdings Ltd. also acknowledged that it willfully operated an unlicensed money transmitting business, pleaded guilty to criminal charges of not having adequate anti-money laundering protocols in place and committed violations of the International Emergency Economic Powers Act, and its then chief executive officer pleaded guilty to failing to maintain an effective anti-money laundering program and resigned as chief executive officer of Binance. This settlement does not include any settlement of the SEC’s complaint against Binance referenced above.
●	In China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of the Combined Company Common Stock.

Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains and advances in digital computing, algebraic geometry and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to access banking services, including (i) the issuance of the February 23, 2023 “Interagency Liquidity Risk Statement” by the Federal banking agencies cautioning banks on contagion risks posed by providing services to digital assets customers, (ii) the Federal Reserve Board’s denial of Custodia Bank’s application of a Federal Reserve account, and (iii) the inclusion of crypto-related divestiture conditions in recent merger transaction approvals. Additionally, in August 2023, the Federal Reserve established a Novel Activities Supervision Program to enhance the supervision of novel activities conducted by banking organizations supervised by the Federal Reserve. The program will focus on novel activities related to crypto-assets, distributed ledger technology and complex, technology-driven partnerships with nonbanks to deliver financial services to customers. Liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.

Our historical financial statements do not fully reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of bitcoin.

In December 2023, the FASB issued ASU 2023-08, which upon our adoption will require us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU 2023-08 will also require us to provide certain interim and annual disclosures with respect to our bitcoin holdings. The standard is effective for our interim and annual periods beginning January 1, 2025, with a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which we adopt the guidance. Early adoption is permitted in any interim or annual period for which our financial statements have not been issued as of the beginning of the annual reporting period. Due in particular to the volatility in the price of bitcoin, we expect the adoption of ASU 2023-08 to increase the volatility of our financial results and significantly affect the carrying value of our bitcoin on our balance sheet. Additionally, as a result of ASU 2023-08 requiring a cumulative-effect adjustment to our opening balance of retained earnings as of the beginning of the annual period in which we adopt the guidance and not permitting retrospective restatement of prior period, our future results will not be comparable to results from periods prior to our adoption of the guidance.

Because we intend to purchase a significant amount of additional bitcoin in future periods and significantly increase our overall holdings of bitcoin, we expect that the proportion of our total assets represented by our bitcoin holdings will substantially increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

Bitcoin does not pay interest or dividends.

Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

We expect our bitcoin holdings will significantly impact our financial results and the market price of the Combined Company Common Stock.

We expect our bitcoin holdings will significantly affect our financial results and if we significantly increase our overall holdings of bitcoin in the future as we are expected to do, they will have an even greater impact on our financial results and the market price of the Combined Company Common Stock.

Our bitcoin treasury strategy has not been tested over any period of time or under different market conditions.

The bitcoin financing strategy that we continue to implement has not been tested over any period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our bitcoin treasury strategy or actions we undertake to implement it. If bitcoin prices were to decrease or our bitcoin treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of the Combined Company Common Stock would be materially adversely impacted.

Changes in our ownership of bitcoin could have accounting, regulatory and other impacts.

While we currently own a modest amount of bitcoin, we expect to acquire a significant amount of bitcoin following the completion of the Business Combination and expect to investigate many potential approaches to owning bitcoin, including indirect ownership (for example, through ownership interests in a fund that owns bitcoin). If we were to own all or a portion of our bitcoin in a different manner, the accounting treatment for our bitcoin, our ability to use our bitcoin as collateral for additional borrowings and the regulatory requirements to which we are subject, may correspondingly change.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price and use of bitcoin.

A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400.0 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;
●	improper disclosure of data and violations of applicable data privacy and other laws; or
●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader bitcoin blockchain ecosystem or in the use of the bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the bitcoin industry, including third-party services on which we rely, could materially and adversely affect our business.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act and could adversely affect the market price of bitcoin and the market price of the Combined Company Common Stock.

While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to substantially change the manner in which we conduct our business.

In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of the Combined Company Common Stock.

Risks Relating to SAC and the Business Combination

Unless the context otherwise requires, all references in this subsection to the “Company,” “SAC,” “we,” “us,” or “our” refer to SAC prior to the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination and the other proposals presented at the SAC Special Meeting, regardless of how SAC’s public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed, among other things, to vote in favor of the proposals presented at the SAC Special Meeting. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock). Accordingly, it is more likely that the necessary SAC stockholder approvals will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Common Stock held by stockholders other than the Sponsor or its affiliates.

The Sponsor has agreed to vote in favor of the proposals presented at the SAC Warrantholders Meeting, regardless of how SAC’s warrantholders vote.

The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote any SAC Public Warrants it may hold in favor of the proposals being presented at the SAC Warrantholders Meeting. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by warrantholders other than the Sponsor or its affiliates. Accordingly, if the Sponsor purchases SAC Public Warrants at any time prior to the SAC Warrantholders Meeting, it is more likely that the necessary SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement.

Neither the SAC board of directors nor any committee thereof obtained a third-party valuation or opinion in determining whether or not to pursue the Business Combination.

Neither the SAC board of directors nor any committee thereof is required to obtain an opinion that the price that we are paying for ASI is fair to us from a financial point of view. Neither the SAC board of directors nor any committee thereof obtained a third-party valuation or opinion in connection with the Business Combination. In analyzing the Business Combination, the SAC board of directors and management conducted due diligence on ASI. The SAC board of directors reviewed comparisons of selected financial data of ASI with its peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interests of SAC and its stockholders. Accordingly, investors will be relying solely on the judgment of the SAC board of directors and management in valuing ASI, and the SAC board of directors and management may not have properly valued ASI. The lack of a third-party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

We may be forced to close the Business Combination even if we determine it is no longer in our stockholders’ best interests.

Our public stockholders are protected from a material adverse event of ASI arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their SAC Public Shares for a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to SAC to pay taxes (net of permitted withdrawals), divided by the number of then-outstanding SAC Public Shares.

However, we do not have the right to terminate the Merger Agreement if we determine the Business Combination is no longer in the best interests of SAC stockholders. In that situation, if the conditions to the Closing of the Business Combination are satisfied (or waived by the parties to the Merger Agreement), we may be forced to close the Business Combination.

Since the Sponsor and SAC’s directors and executive officers have interests that are different from, or in addition to (and which may conflict with), the interests of our stockholders and warrantholders, a conflict of interest may have existed in determining whether the Business Combination with ASI is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if the Business Combination is not consummated.

When you consider the recommendation of SAC’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and SAC’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SAC stockholders and warrantholders generally. These interests include, among other things, the interests listed below:

●	On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. On May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. In exchange for commitments made by the Third-Party SAC Investors in the Non-Redemption Agreements, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor. As of the date of this joint proxy statement/prospectus, the Sponsor held 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock. If SAC does not consummate a business combination by December 14, 2024 (or during any Extension Period), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding SAC Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor would be worthless because following the redemption of the SAC Public Shares, SAC would likely have few, if any, net assets and because the Sponsor and SAC’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any SAC Common Shares held by it or them, as applicable, if SAC fails to complete a business combination within the required period. The Sponsor and each officer and director of SAC did not receive any compensation in exchange for their agreement to waive these redemption rights. SAC’s directors and officers, including Jared Stone and Jeb Spencer, have an economic interest in the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor. The 4,250,004 shares of Combined Company Common Stock into which the 4,250,004 shares of SAC Class A Common Stock (after conversion of the 50,004 shares of SAC Class B Common Stock into 50,004 shares of SAC Class A Common Stock) held by the Sponsor will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $47.0 million based upon the closing price of $11.06 per public share on October 29, 2024. However, given that such 4,250,004 shares of Combined Company Common Stock will be subject to certain restrictions, including those described above pursuant to the Lock-Up Agreement, SAC believes such shares have less value.

●	The personal and financial interests of the Sponsor and SAC’s officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. This risk may become more acute as the deadline for completing SAC’s initial business combination nears. In particular, because the shares of SAC Class B Common Stock and any shares issued upon conversion thereof (including the shares of SAC Class A Common Stock issued to the Sponsor upon the Conversion) were purchased at approximately $0.004 per share, the holders of shares of SAC Class B Common Stock (including SAC’s officers and directors that indirectly own shares of SAC Class B Common Stock through their ownership in the Sponsor) and SAC Class A Common Stock issued upon conversion thereof could make a substantial profit after SAC’s initial business combination even if SAC’s public stockholders lose money on their investment as a result of the post-combination value of their shares of SAC Class A Common Stock (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) being less than the amount for which they purchased those shares ($10.00 per SAC Unit in the case of public stockholders that purchased in the IPO). For example, a holder of 1,000 shares of SAC Class B Common Stock would have paid approximately $4.00 to obtain such shares. At the time of an initial business combination, such holder would be able to convert such shares of SAC Class B Common Stock into 1,000 shares of SAC Class A Common Stock, and would receive the same consideration in connection with SAC’s initial business combination as a public stockholder for the same number of shares of SAC Class A Common Stock. If the value of the shares of SAC Class A Common Stock on a post-combination basis (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) were to decrease to $5.00 per share of SAC Class A Common Stock, the holder of shares of SAC Class B Common Stock would obtain a profit of approximately $5.0 thousand on account of the 1,000 shares of SAC Class B Common Stock that the holder had converted into shares of SAC Class A Common Stock in connection with the initial business combination. By contrast, for example, a public stockholder holding 1,000 shares of SAC Class A Common Stock, which were purchased by such public stockholder in SAC’s IPO, would lose approximately $5.0 thousand in connection with the same transaction.
●	In connection with SAC’s IPO, the Sponsor purchased an aggregate of 11,700,000 SAC Private Placement Warrants for a purchase price of $1.00 per warrant. Each SAC Private Placement Warrant entitles the holder thereof to purchase one share of SAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The SAC Private Placement Warrants (including the SAC Class A Common Stock issuable upon exercise of the SAC Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or its permitted transferees until 30 days after the completion of SAC’s initial business combination. If SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period, SAC’s warrants will expire worthless. Pursuant to the Sponsor Support Agreement, however, the Sponsor agreed to, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor; as such, SAC believes such SAC Private Placement Warrants have no value.
●	In connection with SAC’s IPO, on December 9, 2021, SAC, the Sponsor and SAC’s initial directors and executive officers entered into a letter agreement pursuant to which, among other things, the Sponsor and each of SAC’s directors and executive officers agreed to waive their respective redemption rights in respect of any shares of SAC Class B Common Stock and SAC Public Shares held by them. On January 6, 2022, in connection with the election of Matthew Hansen and Jennifer Nuckles to SAC’s board of directors, SAC entered into a letter agreement with such new directors on substantially the same terms as the December 9, 2021 letter agreement. No additional consideration was received by the Sponsor, directors and executive officers in connection with such agreements.

●	The Sponsor and SAC’s officers and directors are now, and/or may in the future become, affiliated with entities (such as operating companies, investment vehicles or other blank check companies) that are engaged in a similar business to SAC. SAC does not have employment contracts with its officers and directors that will limit their ability to work at other businesses. As such, SAC’s officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SAC completing its initial business combination. As a result, SAC’s officers or directors could have conflicts of interest in determining whether to present business combination opportunities to SAC or to any other entity with which they may become involved. Each of SAC’s officers and directors presently has, and/or in the future may have, additional, fiduciary or contractual duties or obligations to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of SAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual duties or obligations to present the opportunity to such entity, he or she will honor these duties or obligations to present such business combination opportunity to such entity. These conflicts may not be resolved in SAC’s favor and a potential target business may be presented to another entity prior to its presentation to SAC. Even if an officer or director of SAC does not have any fiduciary or contractual duties or obligations to another entity, such officer or director may, nonetheless, choose to present business combination opportunities to other entities before presenting them to SAC if such officer or director is not prohibited by the SAC Charter from doing so. The SAC Charter provides that SAC renounce its interest in any corporate opportunity offered to any director or officer unless such opportunity is offered to such person solely in his or her capacity as a director or officer of SAC and such opportunity is one SAC is legally and contractually permitted to undertake and would otherwise be reasonable for SAC to pursue, and to the extent the director or officer is permitted to refer that opportunity to SAC without violating another legal obligation. Because SAC was the only special purpose acquisition company or similar vehicle managed by the Sponsor during SAC’s search period for a potential target business and no affiliates of the Sponsor managed vehicles that might have competed with SAC for a transaction of this nature, SAC and the Sponsor did not have to address potential conflicts concerning the entity that would be the acquirer in the Business Combination. Further, SAC was not aware of any officer or director of SAC who was required to forego presenting any opportunity to acquire a target business to SAC as a result of a pre-existing fiduciary or contractual obligation, and, to SAC’s knowledge, the waiver of the corporate opportunities doctrine in the SAC Charter did not impact SAC’s search for an acquisition target.
●	SAC has not adopted a policy that expressly prohibits the Sponsor or SAC’s officers or directors or any of its respective affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by SAC or in any transaction to which SAC is a party or have an interest. SAC does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by SAC. Affiliates of the Sponsor have invested in entities in a diverse range of industries. As a result, there may be substantial overlap between companies that would be suitable business combination candidates for SAC and companies that would make an attractive investment and/or target for such other entities.
●	SAC’s officers and directors are not required to, and will not, commit their full time to SAC’s affairs, which may result in a conflict of interest in allocating their time between SAC’s operations and SAC’s search for a business combination and their other responsibilities. SAC does not intend to have any full-time employees prior to the completion of its business combination. Each of SAC’s officers and directors is and/or may be engaged in several other business endeavors for which they may be entitled to substantial compensation and SAC’s officers and directors are not obligated to contribute any specific number of hours per week to SAC’s affairs. If SAC’s officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to SAC’s affairs which may have a negative impact on SAC’s ability to complete its initial business combination.
●	SAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under SAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement. The Sponsor, for which Mr. Spencer and Mr. Stone serve on the board of managers and in which they and SAC’s other directors have an ownership interest, will also be entitled to certain indemnification from the Combined Company after the Merger pursuant to the Merger Agreement.

●	Upon redemption of SAC Public Shares, if SAC is unable to complete its initial business combination by December 14, 2024, or during any Extension Period, or upon the exercise of a redemption right in connection with its initial business combination, SAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SAC within the 10 years following redemption. Accordingly, the per share redemption amount received by SAC public stockholders could be less than the $10.20 per SAC Public Share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to SAC if and to the extent any claims by a third party (other than SAC’s independent registered public accounting firm) for services rendered or products sold to SAC, or a prospective target business with which SAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per SAC Public Share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per SAC Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under SAC’s indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy those obligations.
●	Under the IRA, which was signed into federal law on August 16, 2022, a 1% U.S. federal excise tax could be imposed on SAC in connection with redemptions. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. Pursuant to the Merger Agreement and the Sponsor Support Agreement, the Sponsor has agreed to pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC, including any taxes required to be paid by SAC in respect of any redemptions pursuant to the IRA, that exceed the SAC Expense Cap. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy this obligation and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy this obligation. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses” and “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Sponsor Support Agreement.”
●	The Sponsor, SAC’s officers and directors and their respective affiliates are entitled to reimbursement of all out-of-pocket expenses incurred by them in connection with certain activities on SAC’s behalf, such as identifying possible target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SAC’s behalf. However, if SAC fails to consummate a business combination by December 14, 2024 (or during any Extension Period), they will not have any claim against the Trust Account for reimbursement. Accordingly, SAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date. Furthermore, SAC has entered into a letter agreement with the Sponsor pursuant to which SAC is required to pay the Sponsor a total of $15.0 thousand per month for office space, utilities and secretarial and administrative services, commencing on December 10, 2021. Upon the earlier of the consummation of SAC’s initial business combination and its liquidation, SAC will cease paying these monthly fees. Accordingly, assuming the consummation of SAC’s initial business combination takes until December 14, 2024, the Sponsor will be paid a total of approximately $411.5 thousand for these services.
●	If the Closing occurs, the Combined Company will, concurrently with the effective time of the Merger, or at such later time as may be agreed by SAC, ASI and the applicable third party recipient of the payment, pay or cause to be paid all accrued and unpaid transaction expenses of ASI and pay or cause to be paid all accrued and unpaid transaction expenses of SAC; provided, that the Sponsor will pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC that exceed the SAC Expense Cap. However, if the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses.”

●	In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, SAC’s management team and the Sponsor and any of their respective affiliates may, but none of them is obligated to, lend SAC funds as may be required. If SAC completes its initial business combination, the post-business combination company would repay such lent amounts out of the proceeds of the Trust Account released to the post-business combination company. In the event that SAC’s initial business combination is not completed by December 14, 2024 or during any Extension Period, SAC may use a portion of the working capital held outside the Trust Account to repay such lent amounts but no proceeds from the Trust Account would be used for such repayment. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account. The Sponsor Support Agreement provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form. Prior to SAC’s initial business combination, SAC does not expect to seek loans from parties other than SAC’s management team or the Sponsor or any of their respective affiliates, if any, as SAC does not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.
●	Pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.
●	The Sponsor has designated Mr. Stone, chairman of the board of directors of SAC, to be a director of the Combined Company upon the Closing. SAC and ASI have also agreed to nominate Ms. Nuckles, a director of SAC, for election to the board of directors of the Combined Company. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Covenants and Agreements—Covenants of SAC,” “SAC Stockholder Proposal No. 4: The Director Election Proposal” and “Management of the Combined Company Following the Business Combination.” As such, in the future, Ms. Nuckles, Mr. Stone or other current directors or officers of SAC may receive cash fees, stock options, stock awards or other remuneration that the Combined Company board of directors may determine to pay its directors.
●	The fact that certain members of the Sponsor and SAC’s directors and officers have participated in the ASI Reg A Offering and may further participate in the Interim Financing at a discounted valuation to the valuation of ASI in the Business Combination.

In light of the foregoing, the Sponsor and SAC’s directors and executive officers will receive material benefits from the completion of a business combination and may be incentivized to complete the Business Combination with ASI rather than liquidate even if (i) ASI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to SAC stockholders. As a result, the Sponsor and SAC’s directors and officers may have interests in the completion of the Business Combination that are materially different from, and may conflict with, the interests of other stockholders. Furthermore, the Sponsor may receive a positive rate of return on its investment(s) in SAC Common Shares, even if SAC’s public stockholders experience a negative return on their investment after consummation of the Business Combination. The existence of financial and personal interests of one or more of SAC’s directors may therefore result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders and warrantholders vote for the proposals. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor as well as SAC’s directors and officers may have influenced their motivation in identifying and selecting ASI as a business combination target, completing an initial business combination with ASI and influencing the operation of the business following the initial business combination. In considering the recommendations of SAC’s board of directors to vote for the proposals, its stockholders should consider these interests.

The Sponsor paid an aggregate of $25.0 thousand for its SAC Common Shares, or approximately $0.004 per share. As a result of this low initial price, the holders (including our officers and directors that indirectly own SAC Common Shares through their ownership in the Sponsor) of shares of SAC Class B Common Stock and any shares of SAC Class A Common Stock issued upon conversion thereof stand to make a substantial profit even if we select and consummate an initial business combination with an acquisition target that subsequently declines in value or is unprofitable for our public stockholders.

As a result of the low acquisition cost of the SAC Class B Common Stock, the holders (including our officers and directors that indirectly own SAC Common Shares through their ownership in the Sponsor) of shares of SAC Class B Common Stock and shares of SAC Class A Common Stock issued upon conversion thereof (including the shares of SAC Class A Common Stock issued to the Sponsor upon the Conversion) could make a substantial profit even if we select and consummate an initial business combination with an acquisition target that subsequently declines in value or is unprofitable for our public stockholders. Thus, such parties may have more of an economic incentive for us to enter into an initial business combination with a riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid for their founder shares at a purchase price that is about the same as the prices that public stockholders purchased their public shares in our IPO or the aftermarket.

The exercise of SAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in SAC’s stockholders’ best interests.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require SAC to agree to amend the Merger Agreement, to consent to certain actions taken by ASI or to waive rights that SAC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of ASI’s businesses or a request by ASI to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at SAC’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this joint proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this joint proxy statement/prospectus, SAC does not believe there will be any changes or waivers that SAC’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, SAC will circulate a new or amended joint proxy statement/prospectus and resolicit SAC’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

We and ASI will incur significant transaction and transition costs in connection with the Business Combination.

We and ASI have both incurred and expect to incur significant, nonrecurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and ASI may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid out of the proceeds of the Business Combination or by the Combined Company following the closing of the Business Combination; provided, that the Sponsor will pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC that exceed the SAC Expense Cap. However, if the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses.”

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from that of taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public by means of a business combination with a special purpose acquisition company does not involve any underwriters and as a result does not necessarily involve the level of third-party review attendant to underwriters seeking to establish a “due diligence” defense in an underwritten offering.

In addition, going public by means of a business combination with a special purpose acquisition company does not involve a book-building process as is the case in an underwritten public offering. In an underwritten public offering, the initial value of a company is based on the indicative price at which investors indicate they are prepared to purchase shares from the underwriters. In the case of a special purpose acquisition company transaction, the value of the company is established through negotiations between the target company, the special purpose acquisition company and, in some cases, “PIPE” investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a special purpose acquisition company business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the business combination. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with a special purpose acquisition company transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the consummation of a business combination.

The announcement of the proposed Business Combination could disrupt ASI’s relationships with its members, business partners, customers, and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on ASI’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect the Combined Company’s ability to retain and hire key personnel and other employees;
●	members, business partners, customers and other parties with which the Combined Company maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with ASI or fail to re-enroll or extend an existing relationship with ASI; and
●	ASI has expended and ASI will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the Combined Company’s results of operations and cash available to fund its businesses.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to ASI has identified all material issues or risks associated with ASI, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of ASI’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses.

Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or the Combined Company. Additionally, we have no indemnification rights against ASI stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any stockholders of SAC who choose to remain ASI stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the unexculpated breach by our directors or officers of a fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or joint proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The historical financial results of ASI and unaudited pro forma financial information included elsewhere in this joint proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been or will be in future periods.

The historical financial results included in this joint proxy statement/prospectus are not indicative of the financial condition, results of operations or cash flows that ASI or the Combined Company may achieve in the future. This is primarily the result of the following factors: (i) the Combined Company will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) the Combined Company’s capital structure will be different from that reflected in ASI’s historical financial statements. The Combined Company’s financial condition and future results of operations could be materially different from amounts reflected in the historical financial statements included elsewhere in this joint proxy statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is provided for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, the Financing Transactions, and the Other Material Events taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial information. If the actual facts are different than these assumptions, the amounts and shares outstanding in the unaudited pro forma condensed combined financial information that follows will be different, and those changes could be material. See “Unaudited Pro Forma Condensed Combined Financial Information.”

SAC has identified material weaknesses in its internal control over financial reporting. If SAC is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in SAC and materially and adversely affect SAC’s business and operating results.

As previously disclosed in Part II, Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2022, as of December 31, 2022, we identified a material weakness related to the fact that we had not yet designed and maintained effective controls relating to the presentation of our statements of cash flows, which continues to exist as of June 30, 2024. In addition, as previously disclosed in Part II, Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2023, as of December 31, 2023, we identified a material weakness related to the fact that we had not yet designed and maintained effective controls relating to the recognition of excise tax liability within our financial statements, which continues to exist as of June 30, 2024.

Effective internal controls are necessary for SAC to provide reliable financial reports and prevent fraud. SAC continues to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

A material weakness could limit SAC’s ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of SAC’s annual or interim financial statements. In such a case, SAC may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in SAC’s financial reporting, SAC’s securities price may decline and SAC may face litigation as a result of the foregoing. SAC cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

The Business Combination is conditioned on SAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). This condition may make it more difficult for us to complete the Business Combination as contemplated.

The Merger Agreement provides that the obligations of the parties to consummate the Merger are subject to the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

There can be no assurance that ASI could and would waive the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated with less than the amounts required to meet the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), the cash held by the Combined Company and its subsidiaries (including ASI) in the aggregate after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future. The additional exercise of redemption rights with respect to a large number of our public stockholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of the Combined Company after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

The Sponsor may elect to purchase SAC Public Shares or SAC Public Warrants from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares or SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals or the Warrant Amendment Proposal, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares or SAC Public Warrants from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares or SAC Public Warrants, vote their SAC Public Shares or SAC Public Warrants in favor of the Condition Precedent Proposals or Warrant Amendment Proposal or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share or SAC Public Warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the requirement that the holders of a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal, (5) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the SAC Warrantholders Adjournment Proposal, (6) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (7) otherwise limiting the number of SAC Public Shares electing to redeem and (8) the conditions to the consummation of the Business Combination being otherwise satisfied. The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote its SAC Common Shares and any SAC Public Warrants it may hold in favor of the Business Combination Proposal and the other proposals described in this joint proxy statement/prospectus. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals.

Entering into any such arrangements may have a depressive effect on the SAC Common Shares and SAC Public Warrants (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares or warrants he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Special Meeting and the SAC Warrantholders Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Past performance by our management team may not be indicative of future performance of an investment in us or of the future performance of the Combined Company.

Information or other references herein regarding performance by, or businesses associated with, members of our management team is presented for informational purposes only. Any past experience and performance, including related to acquisitions, of our management team or its affiliates or of businesses associated with our management team is not a guarantee: (1) that we will be able to successfully identify a suitable candidate for our initial business combination; (2) of any results with respect to any initial business combination we may consummate, including the Business Combination; or (3) that we will be able to adequately assess the risks of a potential transaction, including the Business Combination. You should not rely on the historical record and performance of our management team or its affiliates or of businesses associated our management team as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward. Further, our management team has been involved with a number of public and private companies, which have achieved different levels of performance. An investment in us is not an investment in the Sponsor or in any other entity in which the Sponsor or our management team is affiliated and does not in any way create an advisory relationship between the Sponsor, our management team or any such entity, on the one hand, and any of our stockholders, on the other hand.

The public stockholders will experience immediate dilution as a consequence of the issuance of the Combined Company Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of the Combined Company.

As of October 29, 2024, there are (i) 5,363,113 shares of SAC Class A Common Stock (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption and 4,200,000 shares of SAC Class A Common Stock held by the Sponsor) and 1,550,000 shares of SAC Class B Common Stock issued and outstanding (including 50,004 shares of SAC Class B Common Stock held by the Sponsor and 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors), (ii) 11,500,000 SAC Public Warrants issued and outstanding, (iii) 11,700,000 SAC Private Placement Warrants issued and outstanding, all of which are held by the Sponsor and (iv) 7,963 SAC Units issued and outstanding.

It is anticipated that, following the Business Combination, (i) SAC’s public stockholders will own approximately 1.5% of outstanding Combined Company Common Stock, (ii) ASI stockholders will own approximately 94.9% of outstanding Combined Company Common Stock, (iii) the Sponsor will own approximately 2.7% of outstanding Combined Company Common Stock and (iv) the Third-Party SAC Investors will own approximately 0.9% of outstanding Combined Company Common Stock. These percentages assume that (i) no SAC public stockholders exercise their redemption rights in connection with the Business Combination and (ii) the Combined Company issues shares of Combined Company Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 151,000,000 shares of Combined Company Common Stock (assuming that all ASI Options are cash-settled). If the actual facts are different from these assumptions, these percentages will be different. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of SAC securities and may adversely affect prevailing market prices for our SAC Public Shares.

SAC’s securities have been delisted from the NYSE.

On March 21, 2024, SAC received correspondence from the staff of NYSE Regulation of the NYSE indicating that the staff has determined to commence proceedings to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, because SAC had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly held shares over a consecutive 30 trading day period of at least $40.0 million.

On April 8, 2024, the NYSE filed a Form 25 to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, and to remove such securities from registration under Section 12(b) of the Exchange Act. The delisting became effective ten days after the filing of the Form 25, and the deregistration became effective 90 days after the Form 25 filing. The SAC Class A Common Stock, SAC Public Warrants and SAC Units remain registered under Section 12(g) of the Exchange Act, and began trading on the OTC Pink Marketplace on or about March 22, 2024 under the ticker symbols “PORT”, “PORTW” and “PORTU”, respectively.

SAC and the holders of its securities could be materially adversely impacted due to SAC’s securities being delisted from NYSE due to non-compliance with the above rules. The OTC Pink Marketplace is not a national securities exchange, and many companies have experienced limited liquidity when traded through this quotation system. Holders of SAC’s securities may, therefore, have difficulty selling their shares, should they decide to do so. In particular:

●	the price of SAC’s securities will likely decrease as a result of the loss of market efficiencies associated with NYSE;
●	holders may be unable to sell or purchase SAC’s securities when they wish to do so;
●	potential targets may deem SAC a less attractive partner with which to consummate a business combination than a SPAC traded on an active trading market such as the Nasdaq or the NYSE;
●	SAC may become subject to stockholder litigation;
●	SAC has lost the interest of institutional investors in SAC’s securities;
●	SAC has lost media and analyst coverage; and
●	SAC no longer has an active trading market for its securities, as its securities are only traded on one of the over-the-counter markets.

The Applicable Stock Exchange may not list the Combined Company’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

In connection with the Business Combination, we will apply to have the Combined Company’s securities listed on the NYSE American or any other Applicable Stock Exchange upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if the Combined Company’s securities are listed on the NYSE American or other Applicable Stock Exchange, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the listing requirements and the NYSE American or other Applicable Stock Exchange does not list its securities on its exchange, ASI would not be required to consummate the Business Combination. In the event that ASI elected to waive this condition, and the Business Combination was consummated without the Combined Company’s securities being listed on the NYSE American or other Applicable Stock Exchange, the Combined Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Combined Company’s securities;
●	reduced liquidity for the Combined Company’s securities;
●	a determination that the Combined Company Common Stock is a “penny stock” which will require brokers trading in the Combined Company Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Combined Company’s securities are not listed on the NYSE American or other Applicable Stock Exchange, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

SAC has expressed substantial doubt about its ability to continue as a “going concern.”

As of December 31, 2023, we had $2.2 million in cash held outside the Trust Account and a working capital deficit of $2.8 million, respectively. Further, we expect to incur significant costs in pursuit of our acquisition plans. Our plans to raise capital and to consummate our initial business combination may not be successful. In addition, management is currently evaluating the impact of the Russia-Ukraine conflict, the Israel-Hamas conflict, interest rate fluctuations and increased inflation, and the recently adopted SEC rules and amendments affecting special purpose acquisition corporations like SAC, and has concluded that while it is reasonably possible that such matters could have a negative effect on SAC’s financial position, cash flows, results of its operations and/or search for a target company, the specific impacts are not readily determinable as of December 31, 2023.

Until the consummation of a Business Combination, SAC will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire and structuring, negotiating and consummating a business combination.

SAC may need to raise additional capital through loans or additional investments from the Sponsor, stockholders, officers, directors or third parties. SAC’s officers, directors and Sponsor may, but are not obligated to, lend SAC funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet SAC’s working capital needs. Accordingly, SAC may not be able to obtain additional financing. If SAC is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. SAC cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this joint proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

●	restrictions on the nature of our investments;
●	restrictions on the enforceability of agreements entered into by us, each of which may make it difficult for us to complete our initial business combination; and
●	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company with the SEC (which may be impractical and would require significant changes in, among other things, our capital structure);
●	adoption of a specific form of corporate structure; and
●	reporting, record keeping, voting, proxy and disclosure requirements and compliance with other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

On March 30, 2022, the SEC announced the proposal of new rules and amendments concerning SPACs such as SAC that, if adopted, would provide a safe harbor for special purpose acquisition companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a special purpose acquisition company’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a special purpose acquisition company to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the special purpose acquisition company’s registration statement for its initial public offering. The special purpose acquisition company would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. However, on January 24, 2024, the SEC adopted the final rules and amendments related to SPACs, and such rules did not include the proposed safe harbor. Instead, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals. Under the new rules, there is uncertainty as to the applicability of the Investment Company Act to a SPAC.

As we did not enter into a definitive business combination agreement within 18 months after the effective date of our registration statement relating to the IPO, and did not complete our business combination within 24 months of such date, it is possible that a claim could be made that we have been operating as an unregistered investment company. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

We do not believe that our principal activities currently subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account have been invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we do not believe we are an “investment company” within the meaning of the Investment Company Act. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of our primary business objective, which is a business combination; (ii) the redemption of any SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter to modify the substance or timing of our obligation to provide our public stockholders the right to have their SAC Public Shares redeemed in connection with our initial business combination or to provide for the redemption of the SAC Public Shares in connection with an initial business combination or to redeem 100% of the SAC Public Shares if we do not complete our initial business combination by December 14, 2024, or during any Extension Period, or with respect to any other provision relating to stockholder rights or pre-initial business combination activity; and (iii) absent a business combination, our return of the funds held in the Trust Account to our public stockholders as part of our redemption of the SAC Public Shares. Because we have invested the proceeds only in permitted instruments, we believe we are not an investment company subject to the Investment Company Act.

Changes in laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws, regulations, interpretations or applications, may materially and adversely affect us, including our ability to complete the Business Combination.

We are subject to laws and regulations, and interpretations and applications of such laws and regulations, enacted by national, regional and local governments. In particular, because we will be required to comply with certain SEC and other legal requirements, the Business Combination may be contingent on our ability to comply with certain laws, regulations, interpretations and applications and the Combined Company may be subject to additional laws, regulations, interpretations and applications. Compliance with, and monitoring of, applicable laws, regulations, interpretations and applications may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, including as a result of changes in economic, political, social and governmental policies, and those changes could have a material adverse effect on our business, investments, financial condition, liquidity and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on us, including our ability to complete the Business Combination.

For example, on January 24, 2024, the SEC adopted a series of new rules relating to SPACs (the “SPAC Rules”) requiring, among other items, (i) additional disclosures relating to SPAC business combination transactions; (ii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and SPAC initial business combinations (the “de-SPAC transactions”); (iii) additional disclosure obligations and requirements for the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and (iv) both the SPAC and the target company’s status as co-registrants on de-SPAC transaction registration statements.

In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals.

Compliance with the SPAC Rules and related guidance may increase the costs and the time needed to negotiate and complete an initial business combination and may constrain the circumstances under which we could complete an initial business combination.

Provisions in the SAC Charter and Delaware law may have the effect of discouraging lawsuits against our directors and officers.

The SAC Charter requires (unless our board of directors, acting on our behalf, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation)), to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or the SAC Charter or SAC Bylaws, (iv) any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim” as defined in Section 115 of the DGCL may, in each case, be brought by a stockholder (including a beneficial owner) only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction or (D) arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will concurrently be the sole and exclusive forums. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, the SAC Charter provides that the forum selection provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts of the United States of America have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the SAC Charter provides that the Court of Chancery and the federal district court for the District of Delaware will concurrently be the sole and exclusive forums for any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of, and to have consented to, the forum selection provisions in the SAC Charter. If any action, the subject matter of which is within the scope of the forum selection provisions, is filed in a court other than a court located within the State of Delaware (in this context, a “foreign action”) in the name of any stockholder, such stockholder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (in this context, an “enforcement action”) and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This forum selection provision may discourage claims or limit stockholders’ ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine the forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could result in a diversion of the time and resources of our officers and directors and have a material adverse effect on us.

SAC public stockholders who redeem their SAC Public Shares may continue to hold any warrants they own, which results in additional dilution to non-redeeming SAC public stockholders upon exercise of the warrants or conversion if the Warrant Amendment Proposal is approved and the Warrant Amendment is consummated.

SAC public stockholders that redeem their SAC Public Shares may continue to hold any warrants they owned prior to redemption, which results in additional dilution to non-redeeming SAC public stockholders upon exercise of such warrants or conversion if the Warrant Amendment Proposal is approved and the Warrant Amendment is consummated. Assuming all redeeming SAC public stockholders acquired SAC Units in the IPO and continue to hold the SAC Public Warrants that were included in the SAC Units, the redeeming SAC public stockholders would recoup their entire investment and continue to hold such SAC Public Warrants, while non-redeeming SAC public stockholders would suffer additional dilution in their percentage ownership and voting interest in the Combined Company upon exercise or conversion of the warrants held by redeeming SAC public stockholders. If the Warrant Amendment Proposal is approved, then immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 share of newly issued SAC Class A Common Stock, with any fractional entitlement being rounded down. Pursuant to the redemptions in connection with SAC’s previous extension amendments, on July 7, 2023 and March 14, 2024, holders of 18,849,935 and 2,986,952 SAC Public Shares, respectively, already exercised their right to redeem their shares for cash.

The terms of the SAC Public Warrants may be amended in a manner adverse to a holder of SAC Public Warrants if holders of a majority of the then-outstanding SAC Public Warrants approve of such amendment, and SAC intends to seek SAC Public Warrantholder approval to amend the Warrant Agreement to convert all outstanding warrants at Closing in exchange for a lesser number of shares of SAC Class A Common Stock than the number of shares for which the warrants are currently exercisable.

The SAC Public Warrants were issued in registered form under the Warrant Agreement between Continental and SAC. The Warrant Agreement provides that the terms of the SAC Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in the prospectus associated with our IPO, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the interest of the registered holders of the warrants, provided that the approval by the holders of a majority of the then-outstanding SAC Public Warrants is required to make any change that adversely affects the interests of the registered holders of SAC Public Warrants. Accordingly, SAC may amend the terms of the SAC Public Warrants in a manner adverse to a holder of SAC Public Warrants if holders of a majority of the then-outstanding SAC Public Warrants approve of such amendment. At the SAC Warrantholders Meeting, SAC is seeking approval to amend the Warrant Agreement to provide that, immediately prior to the Closing, each issued and outstanding SAC Public Warrant automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down. The closing price of the SAC Public Warrants on October 29, 2024 was $0.12.

Risks Relating to Redemptions

Unless the context otherwise requires, all references in this subsection to the “Company,” “SAC,” “we,” “us,” or “our” refer to SAC prior to the consummation of the Business Combination.

SAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for SAC to complete a business combination with which a substantial majority or all of SAC’s stockholders do not agree.

The SAC Charter does not provide a specified maximum redemption threshold, except that SAC may not redeem SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. As a result, SAC may be able to complete the Business Combination even though a substantial portion or all of SAC’s public stockholders have redeemed their shares.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the SAC Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the SAC Public Shares.

A public stockholder of SAC, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a public stockholder of SAC, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, the Company will require each public stockholder seeking to exercise redemption rights to certify to SAC whether such stockholder is acting in concert or as a group with any other stockholder of SAC. Such certifications, together with other public information relating to stock ownership available to SAC at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which SAC will make the above-referenced determination. Your inability to redeem any such excess SAC Public Shares will reduce your influence over SAC’s ability to consummate the Business Combination, and you could suffer a material loss on your investment in SAC if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if SAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the SAC Public Shares and, in order to dispose of such excess shares, you would be required to sell your SAC Public Shares in open market transactions, potentially at a loss. SAC cannot assure you that the value of such excess SAC Public Shares will appreciate over time following the Business Combination or that the market price of the Combined Company Common Stock will exceed the per share redemption price. Notwithstanding the foregoing, public stockholders of SAC may challenge SAC’s determination as to whether a public stockholder is acting in concert or as a group with another public stockholder in a court of competent jurisdiction.

SAC public stockholders’ ability to vote all of their SAC Public Shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a SAC public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

SAC can give no assurance as to the price at which a SAC public stockholder may be able to sell its SAC Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in SAC’s share price, and may result in a lower value realized now than a public stockholder of SAC might realize in the future had the SAC public stockholder not redeemed its SAC Public Shares. Similarly, if a SAC public stockholder does not redeem its SAC Public Shares, the SAC public stockholder will bear the risk of ownership of such SAC Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the estimated redemption price set forth in this joint proxy statement/prospectus. A SAC public stockholder should consult such stockholder’s own tax and/or financial advisors for assistance on how this may affect his, her or its individual situation.

Public stockholders of SAC who wish to redeem their SAC Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If SAC public stockholders fail to comply with the redemption requirements specified in this joint proxy statement/prospectus, they will not be entitled to redeem their SAC Public Shares for a pro rata portion of the funds held in the Trust Account.

SAC public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to Continental or deliver their SAC Public Shares to Continental electronically through the DWAC system at least two business days prior to the SAC Special Meeting. In order to obtain a physical stock certificate, a public stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is SAC’s understanding that public stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because SAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public stockholders who wish to redeem their SAC Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their SAC Public Shares.

SAC public stockholders will be entitled to request that their SAC Public Shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to SAC to pay taxes (net of permitted withdrawals), divided by the number of then-outstanding SAC Public Shares. Holders of SAC Public Units must separate their SAC Public Units into the component securities in order to exercise their redemption rights with respect to the underlying SAC Public Shares. Please see the section entitled “Special Meeting of Stockholders of SAC—Redemption Rights” for additional information on how to exercise your redemption rights.

If a SAC public stockholder fails to receive notice of SAC’s offer to redeem the SAC Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its SAC Public Shares, such SAC Public Shares may not be redeemed.

If, despite SAC’s compliance with the proxy rules, a SAC public stockholder fails to receive SAC’s proxy materials, such SAC public stockholder may not become aware of the opportunity to redeem its SAC Public Shares. In addition, this joint proxy statement/prospectus that SAC is furnishing to holders of SAC Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem SAC Public Shares. In the event that a SAC public stockholder fails to comply with these procedures, its SAC Public Shares may not be redeemed. Please see the section entitled “Special Meeting of Stockholders of SAC—Redemption Rights” for additional information on how to exercise your redemption rights.

A 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the IRA was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). Because we are a Delaware corporation and our securities are trading on the OTC Pink Marketplace, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the excise tax. The IRA applies only to repurchases that occur after December 31, 2022.

In connection with the First Extension Special Meeting, the holders of 18,849,935 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197.7 million, resulting in 4,150,065 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. The trustee processed the redemptions and withdrew the $197.7 million payable to the holders redeeming 18,849,935 shares of SAC Class A Common Stock on July 7, 2023. In connection with the Second Extension Special Meeting, the holders of 2,986,952 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32.2 million, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. Such redemptions may be subject to the excise tax.

If a business combination occurs any time after December 31, 2022, any redemption or other repurchase that occurs in connection with the business combination may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the business combination, (ii) the nature and amount of the equity issued in connection with the business combination (or otherwise issued not in connection with the business combination but issued within the same taxable year of the business combination) and (iii) the content of regulations and other guidance from the U.S. Department of the Treasury. In addition, because the excise tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete the Business Combination.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our public stockholders may be less than $10.20 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Making such a request of potential target businesses may make our acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that we might pursue. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our SAC Public Shares, if we are unable to complete our initial business combination by December 14, 2024, or during any Extension Period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by our public stockholders could be less than the $10.20 per public share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per public share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under our indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act. We have not independently investigated or verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy those obligations.

We have also not asked the Sponsor to reserve for such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions of SAC Public Shares could be reduced to less than $10.20 per public share. In such event, we may not be able to complete our initial business combination, and our public stockholders would receive such lesser amount per share in connection with any redemption of their SAC Public Shares. None of our officers or directors will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by our public stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our public stockholders and the per share amount that would otherwise be received by our public stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our public stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our public stockholders in connection with our liquidation would be reduced.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our SAC Public Shares in the event we do not complete our initial business combination by December 14, 2024, or during any Extension Period, may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our SAC Public Shares as soon as reasonably possible following the prescribed time period in the event we do not complete our initial business combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we do not intend to comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our SAC Public Shares in the event we do not complete our initial business combination within the prescribed time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

Risks if the Adjournment Proposal, the Warrantholders Meeting Adjournment Proposal or the ASI Adjournment Proposal are Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the SAC board of directors will not have the ability to adjourn the SAC Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The SAC board of directors is seeking approval to adjourn the SAC Special Meeting to a later date or dates if, at the SAC Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the SAC board of directors will not have the ability to adjourn the SAC Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

If the Warrantholders Meeting Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the Warrant Amendment, the SAC board of directors will not have the ability to adjourn the SAC Warrantholders Meeting to a later date or dates in order to solicit further votes, and, therefore, the Warrant Amendment Proposal will not be approved, and the Warrant Amendment may not be consummated.

The SAC board of directors is seeking approval to adjourn the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal. If the Warrantholders Meeting Adjournment Proposal is not approved, the SAC board of directors will not have the ability to adjourn the SAC Warrantholders Meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the Warrant Amendment Proposal. In such events, the Warrant Amendment may not be completed.

If the ASI Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the ASI board of directors will not have the ability to adjourn the ASI Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The ASI board of directors is seeking approval to adjourn the ASI Special Meeting to a later date or dates if, at the ASI Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the ASI Business Combination Proposal. If the ASI Adjournment Proposal is not approved, ASI’s board of directors will not have the ability to adjourn the ASI Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the ASI Business Combination Proposal. In such events, the Business Combination would not be completed.

Risks if the Business Combination is not Consummated

Unless the context otherwise requires, all references in this subsection to the “Company,” “SAC,” “we,” “us,” or “our” refer to SAC prior to the consummation of the Business Combination.

If we are not able to complete the Business Combination with ASI by December 14, 2024 nor able to complete another business combination by such date (or during an Extension Period), we would cease all operations, except for the purpose of winding up and we would redeem our SAC Public Shares and liquidate, in which case our public stockholders may receive only $10.20 per share, or less than such amount in certain circumstances, and our warrants will expire worthless.

The Sponsor, officers and directors have agreed that we must complete our initial business combination by December 14, 2024, unless an Extension Period applies. We may not be able to find a suitable target business and complete our initial business combination within the prescribed time period. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we are not able to complete the Business Combination with ASI by December 14, 2024 or during any Extension Period, nor able to complete another business combination by such date, we will: (1) cease all operations, except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, subject to lawfully available funds therefor, redeem the SAC Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses), divided by the number of then outstanding SAC Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may receive only $10.20 per share, or less than $10.20 per share, on the redemption of their SAC Public Shares, and our warrants will expire worthless. Please see “—Risks Relating to Redemptions—If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our public stockholders may be less than $10.20 per share” and other risk factors herein.

If the net proceeds from our IPO and private placement not being held in the Trust Account are insufficient, it could limit the amount available to fund our search for a target business or businesses and complete our initial business combination and we will depend on loans from our management team or the Sponsor or any of their respective affiliates to fund our search, to pay our taxes and to complete our initial business combination. If we are unable to obtain such loans, we may be unable to complete our initial business combination.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your SAC Public Shares, potentially at a loss.

Our public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (1) the completion of our initial business combination (including the Closing), and then only in connection with those SAC Public Shares that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter to modify the substance or timing of our obligation to provide our public stockholders the right to have their SAC Public Shares redeemed in connection with our initial business combination or to provide for the redemption of our SAC Public Shares in connection with an initial business combination or to redeem 100% of our SAC Public Shares if we do not complete our initial business combination by December 14, 2024 or during any Extension Period, or with respect to any other provision relating to stockholder rights or pre-initial business combination activity; and (3) the redemption of all of our SAC Public Shares if we are unable to complete our initial business combination by December 14, 2024 or during any Extension Period, subject to applicable law and as further described herein. In addition, if we are unable to complete an initial business combination within the prescribed time period for any reason, compliance with Delaware law may require that we submit a plan of dissolution to our then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, public stockholders may be forced to wait beyond December 14, 2024 (or beyond any Extension Period) or longer to the extent there is any applicable extension period before they receive funds from the Trust Account. In no other circumstances will a public stockholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to such warrants. Accordingly, to liquidate your investment, you may be forced to sell your SAC Public Shares or warrants, potentially at a loss.

If we have not completed our initial business combination, our public stockholders may be forced to wait until after December 14, 2024 (or after any Extension Period) before redemption from the Trust Account.

If we have not completed our initial business combination by December 14, 2024, or during any Extension Period, we will distribute the aggregate amount then on deposit in the Trust Account, including interest (net of permitted withdrawals for tax and less up to $100.0 thousand of interest to pay dissolution expenses), pro rata to our public stockholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. Any redemption of public stockholders from the Trust Account shall be effected prior to any voluntary winding up. If we are required to windup, liquidate the Trust Account and distribute such amount therein, pro rata, to our public stockholders, as part of any liquidation process, such winding up, liquidation and distribution are subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In that case, investors may be forced to wait beyond December 14, 2024 (or beyond any Extension Period) before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the redemption of our SAC Public Shares or our liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of the SAC Charter and then only in cases where public stockholders have properly sought to redeem their shares of SAC Class A Common Stock. Only upon redemption of our SAC Public Shares or our liquidation will public stockholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of the SAC Charter prior thereto.

If the funds not being held in the Trust Account are insufficient to allow us to operate until at least December 14, 2024 (or until the end of any Extension Period) and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public stockholders may receive only $10.20 per share, or less than such amount in certain circumstances, and our warrants will expire worthless.

The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until at least December 14, 2024 (or until the end of any Extension Period), assuming that our initial business combination is not completed during that time. We expect to incur significant costs in pursuit of our acquisition plans. Management’s plan to address this need for capital through potential additional loans from certain of our affiliates is discussed in the section of this registration titled “SAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that the funds available to us outside of the Trust Account will be sufficient to allow us to operate until December 14, 2024; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or merger agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. If we are unable to complete our initial business combination within the prescribed time period, our public stockholders may receive only approximately $10.20 per share, or less in certain circumstances, on the liquidation of the Trust Account and our warrants will expire worthless. Please see “—Risks Relating to Redemptions—If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our public stockholders may be less than $10.20 per share” and other risk factors herein.

Risks Relating to the Combined Company Common Stock Following the Business Combination

The market price of the Combined Company Common Stock could be volatile, and you could lose all or part of your investment.

Upon consummation of the Business Combination, the price of the Combined Company Common Stock may fluctuate due to a variety of factors, including:

●	changes in the industries in which the Combined Company and its customers operate;
●	developments involving the Combined Company’s competitors;
●	changes in laws and regulations affecting the Combined Company’s business;

●	variations in the Combined Company’s operating performance and the performance of its competitors in general;
●	actual or anticipated fluctuations in the Combined Company’s quarterly or annual operating results or the quarterly or annual operating results of companies perceived to be similar to the Combined Company;
●	changes in the market’s expectations about the Combined Company’s operating results;
●	publication of research reports by securities analysts about the Combined Company’s or its competitors or its industry;
●	the public’s reaction to the Combined Company’s press releases, its other public announcements and its filings with the SEC;
●	sales of substantial amounts of Combined Company Common Stock by the Combined Company’s directors, officers or significant stockholders or the perception that such sales could occur;
●	actions by stockholders;
●	additions and departures of key personnel or changes in the Combined Company’s board of directors;
●	the Combined Company’s ability to market new and enhanced products on a timely basis;
●	commencement of, or involvement in, litigation involving the Combined Company;
●	changes in the Combined Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	failure to comply with the requirements of the NYSE American;
●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
●	actual, potential or perceived control, accounting or reporting problems;
●	changes in accounting principles, policies and guidelines;
●	the volume of shares of the Combined Company Common Stock available for public sale;
●	general economic and political conditions, such as the effects of pandemics, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism;
●	the realization of any of the risk factors presented in this joint proxy statement/prospectus;
●	negative or unpredictable market reactions to the completion of the SPAC transaction, leading to significant price fluctuations; and
●	SPAC transactions often attract speculative investors, and stock price movements may be influenced by shifting market sentiment or the actions of institutional and retail investors, rather than the underlying fundamentals of the Combined Company.

These market and industry factors may materially reduce the market price of the Combined Company Common Stock regardless of its operating performance and you could lose all or part of your investment.

The Combined Company does not intend to pay dividends on its common stock.

Following the Business Combination, the Combined Company currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Combined Company’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Combined Company’s business, the Combined Company’s stock price and trading volume could decline.

The trading market for the Combined Company Common Stock will depend in part on the research and reports that analysts publish about the Combined Company’s business. The Combined Company will not have any control over these analysts. If one or more of the analysts who cover the Combined Company downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover the Combined Company, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering the Combined Company in the future or fail to publish reports on the Combined Company regularly.

Future resales of Combined Company Common Stock after the Closing of the Business Combination may cause the market price of the Combined Company Common Stock to drop significantly, even if the Combined Company’s business is doing well.

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor and certain of the former stockholders of ASI will enter into the Lock-Up Agreement, pursuant to which the parties thereto will agree to restrictions on transfer for up to one year following the Closing Date with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is one year after the Closing Date and (ii) (a) for 33% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date.

Pursuant to that certain stock purchase agreement, dated as of September 30, 2024, between Off the Chain and ASI, Off the Chain agreed to restrictions on transfer for up to 180 days following the Closing Date with respect to the lock-up shares, including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is 180 days after the Closing Date and (ii) (a) for 33% of the lock-up shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the lock-up shares held by Off the Chain (and its respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date.

Certain stockholders of SAC and ASI have entered into contractual lock-up agreements representing approximately [    ] shares of the Combined Company as of the record date.

Furthermore, the Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor, certain former stockholders of ASI and the Third-Party SAC Investors will enter into the Registration Rights Agreement, pursuant to which the Combined Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Combined Company Common Stock that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the stockholder parties will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.

However, following the expiration of the lock-up period under the Lock-Up Agreement, the Sponsor and the former stockholders of ASI who are party to the Lock-Up Agreement will not be restricted from selling shares of Combined Company Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of Combined Company Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Combined Company Common Stock.

As restrictions on resale end and if registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, including as may be required by the Registration Rights Agreement, the sale or possibility of sale of these shares could have the effect of increasing volatility in the market price of the Combined Company Common Stock or causing the market price of the Combined Company Common Stock to decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Any future sales or offerings of the Combined Company Common Stock may cause substantial dilution to the Combined Company’s stockholders and may cause the price of the Combined Company Common Stock to decline.

Stockholders will experience additional dilution to the extent the Combined Company issues additional shares of Combined Company Common Stock after the Closing of the Business Combination. Upon consummation of the Business Combination, the Combined Company will have Combined Company Options outstanding to purchase up to an estimated aggregate of 28,358,563 shares of Combined Company Common Stock. Further, the Combined Company may choose to seek third-party financing to provide additional working capital for the Combined Company’s business, in which event the Combined Company may issue additional shares of Combined Company Common Stock or other equity securities. Following the Closing of the Business Combination, the Combined Company may also issue additional shares of Combined Company Common Stock or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances. Furthermore, shares of Combined Company Common Stock to be issued under the proposed 2024 Plan could result in further dilution to the Combined Company’s stockholders.

The issuance of additional shares of Combined Company Common Stock or other equity securities of equal or senior rank could have the following effects, among others:

●	SAC’s existing stockholders’ proportionate ownership interest in the Combined Company will decrease;
●	the amount of cash available per share, including for payment of dividends in the future, if any, may decrease;
●	the relative voting strength of each previously outstanding share of Combined Company Common Stock may be diminished;
●	the market price of the Combined Company Common Stock may decline; and
●	Combined Company’s ability to raise capital through the sale of additional equity securities could be impaired.

The price of the Combined Company Common Stock may experience a material decline in price following the Closing relative to the price of SAC Common Stock prior to the Closing.

The terms of the SAC Public Shares include a redemption right for a pro rata portion of the Trust Account in connection with a business combination by SAC. Following the Closing, the Combined Company Common Stock outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of the Combined Company, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than $10.00 per share.

The Combined Company’s management has limited experience in operating a public company.

The Combined Company’s executive officers have limited experience in the management of a publicly traded company. The Combined Company’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Combined Company. It is possible that the Combined Company will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

The dual-class structure of the Combined Company Common Stock will have the effect of concentrating voting control with the Combined Company’s Chief Executive Officer and certain other holders of Combined Company Class B Common Stock; this will limit or preclude your ability to influence corporate matters.

The Combined Company Class B Common Stock will have ten votes per share and the Combined Company Class A Common Stock will have one vote per share. Holders of Combined Company Class B Common Stock, including ASI’s co-founder and Chief Executive Officer, Mr. Neal Harmon, together will hold a majority of the combined voting power of the Combined Company’s outstanding capital stock, and therefore will be able to control the outcome of all matters submitted to the Combined Company’s stockholders for approval so long as the shares of Combined Company Class B Common Stock represent at least 9.1% of all outstanding shares of Combined Company Common Stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination.”

Transfers by holders of Combined Company Class B Common Stock will generally result in those shares converting to Combined Company Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Combined Company Class B Common Stock to Combined Company Class A Common Stock will have the effect, over time, of increasing the relative voting power of those holders of Combined Company Class B Common Stock who retain their shares in the long term. If, for example, Mr. Neal Harmon retains a significant portion of his holdings of Combined Company Class B Common Stock for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of the Combined Company’s outstanding capital stock.

As a “controlled company” within the meaning of the NYSE American listing rules after the Closing, the Combined Company will qualify for exemptions from certain corporate governance requirements and will have the opportunity to elect to avail itself of any of the exemptions afforded a controlled company. If the Combined Company elects to rely on some of these exemptions, Combined Company stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Because holders of Combined Company Class B Common Stock, including ASI’s co-founder and Chief Executive Officer, Mr. Neal Harmon, will control a majority of the total voting power of the Combined Company upon consummation of the Business Combination, the Combined Company will be a “controlled company” within the meaning of the NYSE American listing rules. Under the NYSE American listing rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NYSE American rules regarding corporate governance, including the following:

●	the requirement that a majority of its board of directors consist of independent directors;
●	the requirement to maintain a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process.

As a “controlled company,” the Combined Company may elect to rely on some or all of these exemptions. However, the Combined Company does not currently intend to take advantage of any of these exemptions.

The Combined Company will be deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the Combined Company’s Class A Common Stock may be less attractive to investors.

The Combined Company will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, as of the consummation of the Business Combination. As such, the Combined Company will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in the Combined Company’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Combined Company’s stockholders may not have access to certain information they may deem important. The Combined Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of shares of Combined Company Common Stock that are held by non-affiliates exceeds $700.0 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1.0 billion in non-convertible debt in the prior three-year period or (iv) the fifth anniversary of the date of SAC’s IPO. We cannot predict whether investors will find the Combined Company’s securities less attractive because it will rely on these exemptions. If some investors find the Combined Company’s securities less attractive as a result of its reliance on these exemptions, the trading prices of the Combined Company’s securities may be lower than they otherwise would be, there may be a less active trading market for the Combined Company’s securities and the trading prices of the Combined Company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Combined Company does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Combined Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Combined Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, the Combined Company may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of the Combined Company’s internal controls over financial reporting from the Combined Company’s independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Combined Company cannot predict if investors will find shares of Combined Company Class A Common Stock less attractive because the Combined Company will rely on these exemptions. If some investors find shares of Combined Company Class A Common Stock less attractive as a result, there may be a less active market for shares of Combined Company Class A Common Stock and the share price may be more volatile.

Anti-takeover provisions contained in the Proposed Charter and Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Proposed Charter and Proposed Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in the Combined Company’s management without the consent of the Combined Company’s board of directors. These provisions include:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the exclusive right of the Combined Company’s board of directors to elect a director to fill a vacancy created by the expansion of the Combined Company’s board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on the Combined Company’s board of directors;
●	the ability of the Combined Company’s board of directors to determine whether to issue shares of Combined Company Preferred Stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	the requirement that a special meeting of stockholders may be called by (i) the chairperson of the Combined Company’s board of directors, the Chief Executive Officer of the Combined Company, the President of the Combined Company or the Combined Company’s board of directors or (ii) by the Secretary of the Combined Company, upon the written request, made in accordance with, and subject to, the Proposed Bylaws, of one or more of the Combined Company’s stockholders of record who own, and have continuously owned for at least one year prior to the date such request is delivered to the Secretary of the Combined Company, in the aggregate, at least 25% of the voting power of the shares of capital stock of the Combined Company then entitled to vote on the matter or matters to be brought before the proposed special meeting, which may delay the ability of the Combined Company’s stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	limiting the liability of, and providing indemnification to, our directors and officers;
●	controlling the procedures for the conduct and scheduling of stockholder meetings;
●	providing for a staggered board, in which the members of the Combined Company’s board of directors are divided into three classes: Class I, Class II, and Class III;
●	requiring the affirmative vote of 66% of the voting power of the stockholders of the Combined Company entitled to vote thereon, to amend, adopt or repeal the Proposed Bylaws; and
●	advance notice procedures that stockholders of the Combined Company must comply with in order to nominate candidates to the Combined Company’s board of directors or to propose matters to be acted upon at a stockholders’ meeting of the Combined Company, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Combined Company.

These provisions, alone or together, could delay hostile takeovers and changes in control of the Combined Company or changes in the Combined Company’s board of directors and the Combined Company’s management.

As a Delaware corporation, the Combined Company is also subject to provisions of Delaware law, including Section 203 of the DGCL, which provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years following the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) prior to such time the board of directors of such corporation approved the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) the interested stockholder owns at least 85% of the voting stock of such corporation outstanding upon consummation of the transaction (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at a meeting of stockholders, not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation not to be governed by this particular Delaware law. The Proposed Charter does not opt the Combined Company out of Section 203 and, therefore, Section 203 will apply to the Combined Company.

The Proposed Charter designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between the Combined Company and its stockholders, which restricts the Combined Company’s stockholders’ ability to choose the judicial forum for disputes with it or its directors, officers, or employees.

The Proposed Charter provides that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Combined Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’s stockholders, including any claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against the Combined Company or any current or former director, officer or other employee of the Combined Company arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; or (iv) any action asserting a claim against the Combined Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action or proceeding shall be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). The foregoing sentence shall not apply to claims arising under the Securities Act, the Exchange Act, as amended, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Upon the Closing of the Business Combination, the Combined Company’s only significant asset will be its ownership interest in ASI, and such ownership may not be sufficient to pay dividends or make distributions or loans to enable the Combined Company to pay any dividends on the Combined Company Common Stock or satisfy its other financial obligations.

Following the Closing of the Business Combination, the Combined Company will have no direct operations and no significant assets other than its ownership of ASI. The Combined Company will depend on ASI for distributions, loans and other payments to generate the funds necessary to meet the Combined Company’s financial obligations, including its expenses as a publicly traded company and to pay any dividends with respect to the Combined Company Common Stock. The financial condition and operating requirements of ASI may limit the Combined Company’s ability to obtain cash from ASI. The earnings from, or other available assets of, ASI may not be sufficient to pay dividends or make distributions or loans to enable the Combined Company to pay any dividends on the Combined Company Common Stock or satisfy its other financial obligations.

SPECIAL MEETING OF STOCKHOLDERS OF SAC

Unless the context otherwise requires, all references in this subsection to the “Company,” “SAC,” “we,” “us,” or “our” refer to SAC prior to the consummation of the Business Combination.

SAC is furnishing this joint proxy statement/prospectus to SAC stockholders as part of the solicitation of proxies by our board of directors for use at the SAC Special Meeting, to be held on [__], 2025, and at any adjournment thereof. This joint proxy statement/prospectus is first being furnished to SAC stockholders on or about [__], 2024 in connection with the vote on the proposals described in this joint proxy statement/prospectus. This joint proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the SAC Special Meeting.

Date, Time and Place of the SAC Special Meeting

The SAC Special Meeting is to be held on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Only stockholders who hold SAC Common Shares at the close of business on the record date will be entitled to notice of or vote at the SAC Special Meeting. For purposes of attendance at the SAC Special Meeting, all references in this joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the SAC Special Meeting.

Stockholders who hold their investments through a bank or broker will need to contact Continental to receive a control number. If you plan to vote at the SAC Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at 917-262-2373, or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.

Purpose of the SAC Special Meeting

At the SAC Special Meeting, SAC is asking holders of SAC Common Shares to consider and vote on the following proposals:

●	SAC Stockholder Proposal No. 1—The Business Combination Proposal—a proposal to approve and adopt the Merger Agreement;
●	SAC Stockholder Proposal No. 2—The Charter Proposal—a proposal to approve and adopt the Proposed Charter;
●	SAC Stockholder Proposal No. 3—The Governance Proposals—on a non-binding advisory basis, the following proposals with respect to certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions:
●	SAC Stockholder Proposal No. 3A—a proposal to change the authorized share capital of SAC from (i) 200,000,000 shares of SAC Class A Common Stock, 20,000,000 shares of SAC Class B Common Stock and 1,000,000 shares of SAC Preferred Stock to (ii) [__] shares of Combined Company Class A Common Stock, [__] shares of Combined Company Class B Common Stock and [__] shares of Combined Company Preferred Stock;
●	SAC Stockholder Proposal No. 3B—a proposal providing that each outstanding share of Combined Company Class A Common Stock will be entitled to one vote and each outstanding share of Combined Company Class B Common Stock will be entitled to ten votes;
●	SAC Stockholder Proposal No. 3C—a proposal providing that the Combined Company will be subject to the provisions of Section 203 of the DGCL;
●	SAC Stockholder Proposal No. 3D—a proposal providing for a staggered board structure with three classes of directors, Class I, Class II and Class III, each of which will generally serve for a term of three years;

●	SAC Stockholder Proposal No. 3E—a proposal providing for a right of stockholders to call special meetings; and
●	SAC Stockholder Proposal No. 3F—a proposal providing for all other changes in connection with the replacement of the current amended and restated certificate of incorporation and amended and restated bylaws of SAC with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination, including (i) changing the Combined Company’s corporate name from “Southport Acquisition Corporation” to “Angel Studios, Inc.”, (ii) making the Combined Company’s corporate existence perpetual and (iii) removing certain provisions related to SAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination;
●	SAC Stockholder Proposal No. 4—The Director Election Proposal—a proposal to elect to a staggered board five directors who, upon consummation of the Business Combination, will be the directors of the Combined Company;
●	SAC Stockholder Proposal No. 5—The Stock Issuance Proposal—a proposal to approve, for purposes of complying with the applicable provisions of Section 712 and Section 713 of the NYSE American Company Guide, the issuance of shares of Combined Company Common Stock pursuant to the Merger Agreement;
●	SAC Stockholder Proposal No. 6—The Incentive Equity Plan Proposal—a proposal to approve the 2024 Plan;
●	SAC Stockholder Proposal No. 7—The Adjournment Proposal—a proposal to approve the adjournment of the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the SAC Special Meeting.

See “SAC Stockholder Proposal No. 1: The Business Combination Proposal,” “SAC Stockholder Proposal No. 2: The Charter Proposal,” “SAC Stockholder Proposal No. 3: The Governance Proposals,” “SAC Stockholder Proposal No. 4: The Director Election Proposal,” “SAC Stockholder Proposal No. 5: The Stock Issuance Proposal,” “SAC Stockholder Proposal No. 6: The Incentive Equity Plan Proposal” and “SAC Stockholder Proposal No. 7: The Adjournment Proposal.”

Recommendation of SAC Board of Directors to SAC Stockholders

SAC’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the SAC Special Meeting are in the best interests of SAC and its stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC’s board of directors has unanimously approved each of the SAC Stockholder Proposals. SAC’s board of directors unanimously recommends that stockholders:

●	Vote “FOR” the Business Combination Proposal;

●	Vote “FOR” the Charter Proposal;
●	Vote “FOR” the Governance Proposals;
●	Vote “FOR” the Director Election Proposal;
●	Vote “FOR” the Stock Issuance Proposal;
●	Vote “FOR” the Incentive Equity Plan Proposal; and
●	Vote “FOR” the Adjournment Proposal.

Voting Power; Record Date; Outstanding Shares; Stockholders Entitled to Vote

SAC stockholders will be entitled to vote or direct votes to be cast at the SAC Special Meeting if they owned SAC Common Shares at the close of business on [__], 2024, which is the “record date” for the SAC Special Meeting. Stockholders will have one vote for each SAC Common Share owned at the close of business on the record date. Only holders of SAC Class B Common Stock are entitled to vote with respect to the Director Election Proposal. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were [__] SAC Common Shares issued and outstanding, of which [__] were issued and outstanding SAC Class A Common Stock and 1,550,000 were issued and outstanding SAC Class B Common Stock.

The Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock).

Quorum and Required Vote for Proposals for the SAC Special Meeting

A quorum of SAC stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the issued and outstanding SAC Common Shares on the record date, including those shares held as a constituent part of SAC Units, are represented in person or by proxy at the SAC Special Meeting; provided, however, that for the Director Election Proposal, a majority of the issued and outstanding shares of SAC Class B Common Stock as of the record date for the SAC Special Meeting must be represented in person or by proxy at the SAC Special Meeting to constitute a quorum for the conduct of such business. As of the record date for the SAC Special Meeting, [__] SAC Common Shares would be required to achieve a quorum for matters other than the Director Election Proposal and 775,001 shares of SAC Class B Common Stock would be required to achieve a quorum for the Director Election Proposal. The Sponsor, who as of the record date for the SAC Special Meeting owned approximately [__]% of the issued and outstanding SAC Common Shares and approximately 3.2% of the issued and outstanding shares of SAC Class B Common Stock, will count towards this quorum. Abstentions will be considered present for the purposes of establishing a quorum. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting and will therefore have the same effect as a vote AGAINST the Charter Proposal. A failure to vote will have the same effect as a vote AGAINST the Charter Proposal.

The proposals presented at the SAC Special Meeting require the following votes:

●	The Business Combination Proposal: The Business Combination Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Charter Proposal: The Charter Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon.

●	The Governance Proposals: The Governance Proposals require approval by the affirmative vote (which is a non-binding advisory vote) of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Director Election Proposal: The Director Election Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon.
●	The Stock Issuance Proposal: The Stock Issuance Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Incentive Equity Plan Proposal: The Incentive Equity Plan Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.
●	The Adjournment Proposal: The Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.

Unless waived by the parties to the Merger Agreement, each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Vote of the Sponsor

As of the record date for the SAC Special Meeting, there were [__] shares of SAC Class A Common Stock (including [__] shares of SAC Class A Common Stock subject to possible redemption and 4,200,000 shares of SAC Class A Common Stock held by the Sponsor) and 1,550,000 shares of SAC Class B Common Stock issued and outstanding (including 50,004 shares of SAC Class B Common Stock held by the Sponsor and 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors).

The Sponsor has agreed to vote all of its SAC Common Shares in favor of the proposals being presented at the SAC Special Meeting. Accordingly, it is more likely that the necessary SAC stockholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Common Shares held by stockholders other than the Sponsor or its affiliates.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares, vote their SAC Public Shares in favor of the Condition Precedent Proposals or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (5) otherwise limiting the number of SAC Public Shares electing to redeem and (6) the conditions to the consummation of the Business Combination being otherwise satisfied.

Entering into any such arrangements may have a depressive effect on the SAC Common Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Special Meeting and would likely increase the chances that such proposals would be approved. SAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the SAC Special Meeting or the redemption level. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the Charter Proposal, but will have no effect on the other SAC Stockholder Proposals so long as a quorum is established.

In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the SAC Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the SAC Special Meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the SAC Special Meeting. Accordingly, broker non-votes will have the same effect as a vote “AGAINST” the Charter Proposal, but will have no effect on the other SAC Stockholder Proposals so long as a quorum is established. You should instruct your broker to vote your shares in accordance with directions you provide. A failure to vote will have the same effect as a vote AGAINST the Charter Proposal.

Voting Your Shares at the SAC Special Meeting

Each SAC Common Share that you own in your name entitles you to one vote on the SAC Stockholder Proposals, except that only holders of SAC Class B Common Stock are entitled to vote with respect to the Director Election Proposal. Your proxy card shows the number of SAC Common Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your SAC Common Shares at the SAC Special Meeting:

●	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by SAC’s board of directors “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal. Votes received after a matter has been voted upon at the SAC Special Meeting will not be counted.
●	You may attend, vote and examine the list of holders entitled to vote at the SAC Special Meeting by visiting [__] and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way SAC can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a SAC stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may send a notice of revocation to SAC at 268 Post Road, Suite 200, Fairfield, CT 06824, Attn: Chief Executive Officer, which must be received by SAC prior to the vote at the SAC Special Meeting; or
●	you may attend the SAC Special Meeting, revoke your proxy and vote online, as indicated above.

Attendance at the SAC Special Meeting alone will not change your vote. If your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your SAC Common Shares, you may call Sodali & Co, SAC’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing PORT.info@investor.sodali.com.

Redemption Rights

As contemplated by the SAC Charter, a public stockholder may request that SAC redeem all or a portion of such stockholder’s SAC Public Shares for cash if the Business Combination is consummated. If you are a SAC public stockholder and wish to exercise your right to redeem your SAC Public Shares, you must:

(i)	if you hold SAC Units, separate the underlying SAC Public Shares and SAC Public Warrants;

(ii)	submit a written request to Continental, SAC’s transfer agent, that the Combined Company redeem all or a portion of your SAC Public Shares for cash;
(iii)	deliver your share certificates (if any) and any other redemption forms to Continental, SAC’s transfer agent, physically or electronically through DTC, based on the manner in which you hold your SAC Public Shares; and
(iv)	provide the full name, phone number, address and shares of the beneficial holder to Continental.

Holders of SAC Units must separate the underlying SAC Public Shares and SAC Public Warrants prior to exercising redemption rights with respect to the SAC Public Shares. If you hold SAC Units registered in your own name, you must deliver the certificate for such SAC Units to Continental with written instructions to separate such SAC Units into SAC Public Shares and SAC Public Warrants. This must be completed far enough in advance to permit the mailing of the SAC Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the SAC Public Shares from the SAC Units. Redemption rights are not available to holders of SAC Public Warrants.

If a broker, dealer, commercial bank, trust company or other nominee holds your SAC Units, you must instruct such nominee to separate your SAC Units. Your nominee must send written instructions by facsimile to Continental. Such written instructions must include the number of SAC Units to be split and the nominee holding such SAC Units. Your nominee must also initiate electronically, using DTC’s Deposit/Withdrawal at Custodian (“DWAC”) system, a withdrawal of the relevant units and a deposit of an equal number of SAC Public Shares and SAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the SAC Public Shares from the SAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your SAC Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Holders must complete the procedures for electing to redeem their SAC Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [__], 2025 (two business days before the SAC Special Meeting) in order for their shares to be redeemed. Public stockholders may elect to redeem SAC Public Shares regardless of whether or how they vote in respect of any proposal, including the Business Combination Proposal.

If the Business Combination is not consummated, the SAC Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the SAC Public Shares that it holds and timely delivers its shares to Continental, SAC’s transfer agent, the Combined Company will redeem such SAC Public Shares for a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to SAC to pay taxes (net of permitted withdrawals), divided by the number of then-outstanding SAC Public Shares. For illustrative purposes, as of October 29, 2024, this would have amounted to approximately $11.12 per issued and outstanding public share. However, the proceeds deposited in the Trust Account could become subject to the claims of SAC’s creditors, if any, which could have priority over the claims of the SAC public stockholders, regardless of whether such SAC public stockholder votes or, if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its SAC Public Shares for cash and will no longer own SAC Public Shares if the Business Combination is consummated.

If you hold your shares through a bank or broker, you must ensure your bank or broker complies with the requirements identified herein, including submitting a written request that your shares be redeemed for cash to Continental and delivering your shares to Continental prior to 5:00 p.m., Eastern Time, on [__], 2025 (two business days before the SAC Special Meeting).

Through DTC’s DWAC system, this electronic delivery process can be accomplished by the stockholder, whether or not it is a record holder or its shares are held in “street name,” by contacting Continental or its broker and requesting delivery of its shares through the DWAC system.

Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. Continental will typically charge the tendering broker $100 and the broker would determine whether or not to pass this cost on to the redeeming holder. It is SAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. SAC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Such stockholders will have less time to make their investment decision than those stockholders that deliver their shares through the DWAC system. Stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

Any request for redemption, once made by a holder of SAC Public Shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with SAC’s consent, until the Closing. If you deliver your share certificates (if any) and any other redemption forms for redemption to Continental, SAC’s transfer agent, and later decide prior to the SAC Special Meeting not to elect redemption, you may request that SAC’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, SAC’s transfer agent, at the address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, SAC’s transfer agent, at least two days prior to the vote taken on the Business Combination Proposal at the SAC Special Meeting. No request for redemption will be honored unless the holder’s share certificates (if any) and any other redemption forms are delivered (either physically or electronically) to Continental, SAC’s agent, at least two business days prior to the vote at the SAC Special Meeting.

Notwithstanding the foregoing, a public stockholder of SAC, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a public stockholder of SAC, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such public stockholder, alone or acting in concert or as a group, will not be restricted in their ability to vote for or against the Business Combination with respect to all of its shares. Furthermore, SAC may not redeem SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Sponsor has agreed to, among other things, waive its redemption rights in connection with the consummation of the Business Combination with respect to any SAC Common Shares held by the Sponsor. The Sponsor did not receive any compensation in exchange for its agreement to waive such redemption rights. Additionally, the Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them. Such SAC Common Shares held by the Sponsor and the Third-Party SAC Investors will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the record date of the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock).

On October 29, 2024, SAC’s Class A Common Stock closed at $11.06. As of October 29, 2024, funds in the trust account totaled approximately $12.9 million and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.

Prior to exercising redemption rights, public stockholders should verify the market price of the SAC Public Shares as they may receive higher proceeds from the sale of their SAC Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SAC cannot assure its stockholders that they will be able to sell their SAC Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

Holders of SAC Public Shares who elect not to have their shares redeemed may experience dilution by electing not to redeem their shares. Potential sources of such dilution include (i) the conversion of the SAC Class B Common Stock into Combined Company Common Stock, to the extent that the amounts contributed by the Sponsor to SAC in exchange for the SAC Class B Common Stock on a per share basis is less than $10.00 per share, (ii) the payment of certain expenses by the Combined Company in connection with the Closing of the Business Combination, to the extent that such amounts are paid with funds that would otherwise have been released from the Trust Account to the Combined Company at the Closing, (iii) awards granted pursuant to the 2024 Plan, (iv) conversion of the SAC Public Warrants into shares of SAC Class A Common Stock immediately prior to the Closing, assuming the Warrant Amendment is completed and (v) redemptions by other public stockholders, to the extent that the potential sources of dilution identified in the preceding clauses (i) through (iv) would be borne by fewer SAC Public Shares after the Closing. Holders of SAC Public Shares who elect not to have their shares redeemed will also experience immediate dilution as a consequence of the issuance of Combined Company Common Stock as consideration in the Business Combination.

No Additional Matters May Be Presented at the SAC Special Meeting

The SAC Special Meeting has been called to consider only the approval of the SAC Stockholder Proposals. Under the SAC Bylaws, other than procedural matters incident to the conduct of the SAC Special Meeting, no other matters may be considered at the SAC Special Meeting if they are not included in this joint proxy statement/prospectus, which serves as the notice of the SAC Special Meeting.

Appraisal Rights

SAC’s stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs

SAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. SAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SAC will bear the cost of the solicitation.

SAC has hired Sodali to assist in the proxy solicitation process. SAC will pay that firm a fee of $10.0 thousand plus disbursements. Such fee will be paid with non-Trust Account funds.

SAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SAC will reimburse them for their reasonable expenses.

SPECIAL MEETING OF PUBLIC WARRANTHOLDERS OF SAC

Unless the context otherwise requires, all references in this subsection to the “Company,” “SAC,” “we,” “us,” or “our” refer to SAC prior to the consummation of the Business Combination.

SAC is furnishing this joint proxy statement/prospectus to holders of SAC Public Warrants as part of the solicitation of proxies by our board of directors for use at the SAC Warrantholders Meeting, to be held on [__], 2024, and at any adjournment thereof. This joint proxy statement/prospectus is first being furnished to holders of SAC Public Warrants on or about [__], 2024 in connection with the vote on the proposals described in this joint proxy statement/prospectus. This joint proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the SAC Warrantholders Meeting.

Date, Time and Place of SAC Warrantholders Meeting

The SAC Warrantholders Meeting is to be held on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Only stockholders who hold SAC Public Warrants at the close of business on the record date will be entitled to notice of or vote at the SAC Warrantholders Meeting. For purposes of attendance at the SAC Warrantholders Meeting, all references in this joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the SAC Warrantholders Meeting.

Warrantholders who hold their investments through a bank or broker will need to contact Continental to receive a control number. If you plan to vote at the SAC Warrantholders Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at 917-262-2373, or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.

Purpose of the SAC Warrantholders Meeting

At the SAC Warrantholders Meeting, SAC is asking holders of SAC Public Warrants to consider and vote on the following proposals:

●	SAC Warrantholder Proposal No. 1—The Warrant Amendment Proposal—a proposal to amend the Warrant Agreement to provide that, as contemplated by the Merger Agreement, immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down; and
●	SAC Warrantholder Proposal No. 2—The Warrantholders Meeting Adjournment Proposal—a proposal to approve the adjournment of the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal.

See “SAC Warrantholder Proposal No. 1: The Warrant Amendment Proposal” and “SAC Warrantholder Proposal No. 2: The Warrantholders Meeting Adjournment Proposal.”

Recommendation of SAC Board of Directors to SAC Public Warrantholders

SAC’s board of directors believes that the Warrantholder Proposals to be presented at the SAC Warrantholders Meeting are in the best interests of SAC and its stockholders and unanimously recommends that the holders of SAC Public Warrants vote “FOR” the approval of the Warrant Amendment Proposal and “FOR” the approval of the Warrantholders Meeting Adjournment Proposal.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC’s board of directors has unanimously approved each of the Warrantholder Proposals. SAC’s board of directors unanimously recommends that holders of SAC Public Warrants:

●	Vote “FOR” the Warrant Amendment Proposal; and
●	Vote “FOR” the Warrantholders Meeting Adjournment Proposal.

Voting Power; Record Date; Outstanding Warrants; Warrantholders Entitled to Vote

Holders of SAC Public Warrants will be entitled to vote or direct votes to be cast at the SAC Warrantholders Meeting if they owned SAC Public Warrants at the close of business on [__], 2024, which is the “record date” for the SAC Warrantholders Meeting. Holders of SAC Public Warrants will have one vote for each SAC Public Warrant owned at the close of business on the record date. If your SAC Public Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the SAC Public Warrants you beneficially own are properly counted. As of the close of business on the record date, there were 11,500,000 SAC Public Warrants issued and outstanding.

Quorum and Required Vote for Proposals for the SAC Warrantholders Meeting

A quorum of holders of SAC Public Warrants is necessary to hold a valid SAC Warrantholders Meeting. The presence, in person or by proxy, of holders of SAC Public Warrants holding a majority of the issued and outstanding SAC Public Warrants will constitute a quorum at the SAC Warrantholders Meeting. As of the record date for the SAC Warrantholders Meeting, 5,750,001 SAC Public Warrants would be required to achieve a quorum. Abstentions will be considered present for the purposes of establishing a quorum. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the holders of SAC Public Warrants at the SAC Warrantholders Meeting will be considered non-discretionary, or as a vote cast at the SAC Warrantholders Meeting and will therefore have the same effect as a vote AGAINST the Warrant Amendment Proposal. A failure to vote will have the same effect as a vote AGAINST the Warrant Amendment Proposal.

The proposals presented at the SAC Warrantholders Meeting require the following votes:

●	The Warrant Amendment Proposal: The Warrant Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding SAC Public Warrants.
●	The Warrantholders Meeting Adjournment Proposal: The Warrantholders Meeting Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Public Warrants, represented in person or by proxy and entitled to vote thereon.

The Warrant Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals and the consummation of the Business Combination. The Warrantholders Meeting Adjournment Proposal is not conditioned upon the approval of any other proposal.

Vote of the Sponsor

As of the record date for the SAC Special Meeting, there were 11,500,000 SAC Public Warrants issued and outstanding, [none] of which were held by the Sponsor.

The Sponsor has agreed pursuant to the Sponsor Support Agreement to vote any SAC Public Warrants it may hold in favor of the proposals being presented at the SAC Warrantholders Meeting. None of the proposals is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by warrantholders other than the Sponsor or its affiliates. Accordingly, if the Sponsor purchases SAC Public Warrants at any time prior to the SAC Warrantholders Meeting, it is more likely that the necessary SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Warrantholder Proposals, (ii) execute agreements to purchase such SAC Public Warrants from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Warrants, vote their SAC Public Warrants in favor of the Warrantholder Proposals. The purpose of such warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the Warrantholders Meeting Adjournment Proposal, (2) satisfaction of the requirement that the holders of a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal and (3) the conditions to the consummation of the Business Combination being otherwise satisfied.

Entering into any such arrangements may have a depressive effect on the SAC Public Warrants (e.g., by giving an investor or holder the ability to effectively purchase warrants at a price lower than market, such investor or holder may therefore become more likely to sell the warrants he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Warrantholders Meeting and would likely increase the chances that such proposals would be approved. SAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the SAC Warrantholders Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the Warrant Amendment Proposal, but will have no effect on the Warrantholders Meeting Adjournment Proposal so long as a quorum is established.

In general, if your warrants are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your warrants, your broker, bank or other nominee, in its sole discretion, may either leave your warrants unvoted or vote your warrants on routine matters, but not on any non-routine matters. None of the proposals at the SAC Warrantholders Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your warrants on any proposal to be voted on at the SAC Warrantholders Meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your warrants; this indication that a broker, bank or nominee is not voting your warrants is referred to as a “broker non-vote.”

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the SAC Warrantholders Meeting. Accordingly, broker non-votes will have the same effect as a vote “AGAINST” the Warrant Amendment Proposal, but will have no effect on the Warrantholders Meeting Adjournment Proposal so long as a quorum is established. You should instruct your broker to vote your warrants in accordance with directions you provide. A failure to vote will have the same effect as a vote AGAINST the Warrant Amendment Proposal.

Voting Your Warrants at the SAC Warrantholders Meeting

Each SAC Public Warrant that you own in your name entitles you to one vote. Your proxy card shows the number of SAC Public Warrants that you own. If your SAC Public Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the SAC Public Warrants you beneficially own are properly counted.

There are two ways to vote your SAC Public Warrants at the SAC Warrantholders Meeting:

●	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your SAC Public Warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by SAC’s board of directors “FOR” the Warrant Amendment Proposal and “FOR” the Warrantholders Meeting Adjournment Proposal. Votes received after a matter has been voted upon at the SAC Warrantholders Meeting will not be counted.
●	You may attend, vote and examine the list of holders entitled to vote at the SAC Warrantholders Meeting by visiting [__] and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials. However, if your SAC Public Warrants are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way SAC can be sure that the broker, bank or nominee has not already voted your SAC Public Warrants.

Revoking Your Proxy

If you are a holder of SAC Public Warrants and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may send a notice of revocation to SAC at 268 Post Road, Suite 200, Fairfield, CT 06824, Attn: Chief Executive Officer, which must be received by SAC prior to the vote at the SAC Warrantholders Meeting; or
●	you may attend the SAC Warrantholders Meeting, revoke your proxy and vote online, as indicated above.

Attendance at the SAC Warrantholders Meeting alone will not change your vote. If your warrants are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Who Can Answer Your Questions About Voting Your Warrants

If you are a warrantholder and have any questions about how to vote or direct a vote in respect of your SAC Public Warrants, you may call Sodali & Co, SAC’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing PORT.info@investor.sodali.com.

Redemption Rights

Holders of SAC Public Warrants do not have redemption rights with respect to such SAC Public Warrants.

Appraisal Rights

Holders of SAC Public Warrants do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs

SAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. SAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SAC will bear the cost of the solicitation.

SAC has hired Sodali to assist in the proxy solicitation process. SAC will pay that firm a fee of $10.0 thousand plus disbursements. Such fee will be paid with non-Trust Account funds.

SAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SAC will reimburse them for their reasonable expenses.

SPECIAL MEETING OF STOCKHOLDERS OF ASI

Unless the context otherwise requires, all references in this subsection to the “Company,” “ASI,” “we,” “us,” or “our” refer to the business of ASI.

ASI is furnishing this joint proxy statement/prospectus to ASI stockholders as part of the solicitation of proxies by ASI’s board of directors for use at the ASI Special Meeting, to be held on [__], 2025, and at any adjournment thereof. This joint proxy statement/prospectus is first being furnished to ASI stockholders on or about [__], 2024 in connection with the vote on the proposals described in this joint proxy statement/prospectus. This joint proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the ASI Special Meeting.

Date, Time and Place of the ASI Special Meeting

The ASI Special Meeting is to be held on [__], 2025 at [__] [a.m./p.m.] Eastern Time virtually via live webcast at [__], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Only stockholders who hold ASI Common Stock at the close of business on the record date will be entitled to notice of or vote at the ASI Special Meeting. For purposes of attendance at the ASI Special Meeting, all references in this joint proxy statement/prospectus to “present in person” or “in person” shall mean virtually present at the ASI Special Meeting.

If you are a registered ASI stockholder, you will receive a proxy card from ASI. The form contains instructions on how to attend the virtual ASI Special Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact ASI’s Investor Relations at (760) 933-8437 or investorrelations@angel.com.

Purpose of the ASI Special Meeting

At the ASI Special Meeting, ASI is asking holders of ASI Common Stock to consider and vote on the following proposals:

●	ASI Stockholder Proposal No. 1—The ASI Business Combination Proposal—a proposal to approve and adopt the Merger Agreement; and
●	ASI Stockholder Proposal No. 2—The ASI Adjournment Proposal—a proposal to approve the adjournment of the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the ASI Business Combination Proposal at the ASI Special Meeting.

See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal” and “ASI Stockholder Proposal No. 2: The ASI Adjournment Proposal.”

Recommendation of the ASI Board of Directors to ASI Stockholders

The ASI board of directors believes that the ASI Business Combination Proposal and the other proposals to be presented at the ASI Special Meeting are in the best interests of ASI and its stockholders and recommends that its stockholders vote “FOR” the ASI Business Combination Proposal and “FOR” the ASI Adjournment Proposal.

The existence of financial and personal interests of one or more of ASI’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ASI, its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that ASI stockholders vote for the proposals. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The ASI board of directors has approved each of the ASI Stockholder Proposals. The ASI board of directors recommends that ASI stockholders:

●	Vote “FOR” the ASI Business Combination Proposal; and
●	Vote “FOR” the ASI Adjournment Proposal.

Voting Power; Record Date; Outstanding Shares; Stockholders Entitled to Vote

ASI stockholders will be entitled to vote or direct votes to be cast at the ASI Special Meeting if they owned ASI Common Stock at the close of business on [__], 2024, which is the “record date” for the ASI Special Meeting. In respect to one of the required votes for the ASI Business Combination Proposal, ASI stockholders are entitled to one vote at the ASI Special Meeting for each share of ASI Common Stock owned at the close of business on the record date. In respect to the other required vote for the ASI Business Combination Proposal and the vote for the ASI Adjournment Proposal, each holder of ASI Class F Common Stock is entitled to five votes for each such share, each holder of ASI Class A Common Stock is entitled to five votes for each such share, each holder of ASI Class B Common Stock is entitled to 55 votes for each such share and each holder of ASI Class C Common Stock is entitled to one vote for each such share, owned at the close of business on the record date. As of the close of business on the record date for the ASI Special Meeting, there were [__] shares of ASI Common Stock issued and outstanding, of which [__] were issued and outstanding shares of ASI Class F Common Stock, [__] were issued and outstanding shares of ASI Class A Common Stock, [__] were issued and outstanding shares of ASI Class B Common Stock and [__] were issued and outstanding shares of ASI Class C Common Stock, with an aggregate voting power of [__] votes.

Quorum and Required Vote for Proposals for the ASI Special Meeting

A quorum of ASI stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of holders of shares of ASI Common Stock constituting at least one-third of the votes which could be cast by the holders of all outstanding shares of ASI Common Stock is necessary to constitute a quorum at the ASI Special Meeting. As of the record date for the ASI Special Meeting, shares of ASI Common Stock constituting voting power of at least [__] votes would be required to achieve a quorum. Abstentions will be considered present for the purposes of establishing a quorum.

The proposals presented at the ASI Special Meeting require the following votes:

●	ASI Business Combination Proposal: The ASI Business Combination Proposal requires approval by an affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of ASI Common Stock, voting as a single class and (ii) the holders of a majority of the outstanding shares of ASI Common Stock.
●	ASI Adjournment Proposal: The ASI Adjournment Proposal requires approval by an affirmative vote of the holders of shares of ASI Common Stock having a majority of the votes which could be cast by the holders of all shares of ASI Common Stock entitled to vote thereon which are present in person or represented by a proxy at the ASI Special Meeting.

Pursuant to the ASI Holders Support Agreement, certain ASI stockholders agreed to, among other things, vote in favor of and consent to adopting the Merger Agreement and the transactions contemplated thereby. As of the record date for the ASI Special Meeting, such ASI stockholders accounted for approximately [__]% of the number of then-outstanding shares of ASI Common Stock and approximately [__]% of the voting power of the then-outstanding shares of ASI Common Stock.

The Business Combination will be consummated only if the ASI Business Combination Proposal and the Condition Precedent Proposals are approved. Accordingly, even if the ASI Business Combination Proposal is approved, the Business Combination will not be consummated unless all of the Condition Precedent Proposals are approved (unless waived by the parties to the Merger Agreement). The ASI Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this joint proxy statement/prospectus.

Abstentions

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the ASI Stockholder Proposals so long as a quorum is established.

Voting Your Shares at the ASI Special Meeting

Each holder of ASI Class F Common Stock is entitled to five votes for each such share, each holder of ASI Class A Common Stock is entitled to five votes for each such share, each holder of ASI Class B Common Stock is entitled to 55 votes for each such share and each holder of ASI Class C Common Stock is entitled to one vote for each such share. Your proxy card shows the number of shares of ASI Common Stock that you own.

There are two ways to vote your shares of ASI Common Stock at the ASI Special Meeting:

●	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by ASI’s board of directors “FOR” the ASI Business Combination Proposal and “FOR” the ASI Adjournment Proposal. Votes received after a matter has been voted upon at the ASI Special Meeting will not be counted.
●	You may attend, vote and examine the list of holders entitled to vote at the ASI Special Meeting by visiting [__] and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Revoking Your Proxy

If you are an ASI stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may send a notice of revocation to ASI at 295 W Center St. Provo, Utah 84601, Attn: Investor Relations, which must be received by ASI prior to the vote at the ASI Special Meeting; or
●	you may attend the ASI Special Meeting, revoke your proxy, and vote online, as indicated above.

Attendance at the ASI Special Meeting alone will not change your vote.

Who Can Answer Your Questions About Voting Your Shares of ASI Common Stock

If you are an ASI stockholder and have any questions about how to vote or direct a vote in respect of your ASI Common Stock, please contact ASI’s Investor Relations by calling (760) 933-8437 or by emailing investorrelations@angel.com.

Appraisal Rights

Holders of shares of ASI Class B Common Stock do not have appraisal rights in connection with the Business Combination under the DGCL. Holders of shares of ASI Class A Common Stock, ASI Class C Common Stock and ASI Class F Common Stock have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “ASI Appraisal Rights” of this joint proxy statement/prospectus.

Proxy Solicitation Costs

ASI is soliciting proxies for the ASI Special Meeting. This solicitation is being made by mail but also may be made by telephone or in person. ASI and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ASI will bear the cost of the solicitation.

SAC STOCKHOLDER PROPOSAL NO. 1: THE BUSINESS COMBINATION PROPOSAL

Overview

The Business Combination Proposal—SAC is asking its stockholders to approve and adopt the Merger Agreement. SAC stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Please see the subsection entitled “—The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because SAC is holding a stockholder vote on the Merger Agreement, SAC may consummate the Merger only if it is approved by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon.

The Merger Agreement

This subsection of the joint proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. SAC does not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this joint proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this joint proxy statement/prospectus as characterizations of the actual state of facts about SAC, ASI or any other matter.

Structure of the Merger

On September 11, 2024, SAC entered into the Merger Agreement with Merger Sub and ASI, pursuant to which, among other things, (i) Merger Sub will merge with and into ASI, the separate corporate existence of Merger Sub will cease and ASI will be the surviving corporation and a wholly owned subsidiary of the Combined Company and (ii) SAC will change its name to “Angel Studios, Inc.”

Consideration

Aggregate Merger Consideration

At the effective time of the Merger, among other things, each share of ASI Common Stock outstanding as of immediately prior to the effective time of the Merger (other than the Excluded Shares), will be canceled and converted into the right to receive a number of shares of the Corresponding Class of Combined Company Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate number of shares of ASI Common Stock issued and outstanding immediately prior to the Merger as calculated pursuant to the Merger Agreement (such quotient, the Merger Consideration Per Fully Diluted Share), with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made in lieu of fractional shares eliminated by rounding).

Treatment of ASI Options

At the effective time of the Merger, among other things, each ASI Option outstanding as of immediately prior to the Merger will be converted into Combined Company Options.

Subject to the terms of the Merger Agreement, each Combined Company Option will relate to the number of whole shares of the Corresponding Class of Combined Company Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of the applicable class of ASI Common Stock subject to such ASI Option multiplied by (ii) the Merger Consideration Per Fully Diluted Share. The exercise price per share for each Combined Company Option will equal (i) the exercise price per share of the applicable ASI Option divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent).

Prior to the Closing, ASI shall take all necessary actions to effect the treatment of the ASI Options pursuant to the Company Incentive Plans and the applicable award agreements, and terminate the Company Incentive Plans as of the effective time of the Merger and to ensure no new awards are granted thereunder from and following the effective time of the Merger (provided that the ASI Options will remain subject to the terms of the Company Incentive Plans except that any references to ASI shall refer to the Combined Company and any references to ASI Common Stock shall refer to the Combined Company Common Stock).

Representations and Warranties

The Merger Agreement contains representations and warranties of SAC, Merger Sub and ASI, certain of which are subject to materiality and material adverse effect (as defined below) qualifiers and may be further modified and limited by the disclosure letters. See “—Material Adverse Effect” below. The representations and warranties of SAC and ASI are also qualified by information included in SAC’s public filings and ASI’s public filings, respectively, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of ASI

ASI has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and approvals, capitalization of ASI and its subsidiaries, internal controls, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, ASI benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits and regulatory matters, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, anti-money laundering laws, sanctions and international trade compliance, information supplied, customers and vendors, SEC filings, the Investment Company Act and JOBS Act.

Representations and Warranties of SAC and Merger Sub

SAC and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, financial statements, governmental authorities and approvals, Trust Account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of SAC, brokers’ fees, taxes, business activities, OTC market quotation, registration statement, joint proxy statement and joint proxy/registration statement, no outside reliance and employee benefit plans.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of ASI are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Merger Agreement, a material adverse effect with respect to ASI (“ASI Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of ASI and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of ASI to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “ASI Material Adverse Effect”:

a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;
b)	any change in interest rates or economic, political, business or financial market conditions generally;
c)	the taking of any action required by the Merger Agreement;
d)	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate;
e)	any epidemic, pandemic or other disease outbreak (including COVID-19 and related measures);
f)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
g)	any failure of ASI to meet any projections or forecasts (provided that this clause of the Merger Agreement would not prevent a determination that any Event not otherwise excluded from the definition of ASI Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in an ASI Material Adverse Effect);
h)	any Events generally applicable to the industries or markets in which ASI and its subsidiaries operate (including increases in the cost of products, services, supplies, materials or other goods or services purchased from third party suppliers);
i)	the announcement of the Merger Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of ASI and its subsidiaries (it being understood that this clause will be disregarded for purposes of the representation and warranty in Section 4.4 of the Merger Agreement and the corresponding condition to the Closing); or
j)	any action taken by, or at the request of, SAC or Merger Sub.

Any Event referred to in clauses (a), (b), (d), (e), (f) or (h) above may be taken into account in determining if an ASI Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on ASI and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which ASI and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on ASI and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which ASI and its subsidiaries conduct their respective operations.

Additionally, under the Merger Agreement, certain representations and warranties of SAC are qualified in whole or in part by a material adverse effect on the ability of SAC to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Covenants and Agreements

ASI has made covenants relating to, among other things, ASI’s conduct of business, inspection, affiliate agreements, acquisition proposals, ASI public filings, transaction litigation, expense statements and the ASI Stockholder Approval.

SAC has made covenants relating to, among other things, employee matters, Trust Account proceeds, stock exchange listing, no solicitation by SAC, SAC’s conduct of business, post-closing directors and officers of the Combined Company, indemnification and insurance, SAC public filings, the SAC Stockholder Approval, the SAC Extension Approval, the Warrantholder Approval, anti-dilution adjustment waivers, transaction litigation and expense statements.

Conduct of Business by ASI

ASI has agreed that during the Interim Period, it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by (i) the Merger Agreement, (ii) the Sponsor Support Agreement or (iii) the ASI Holders Support Agreement (clauses (i) and (ii), together, the “Ancillary Agreements”), as required by applicable law or as consented to by SAC in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of ASI in the ordinary course consistent with past practice.

During the Interim Period, ASI has also agreed not to, and to cause its subsidiaries not to, except as set forth in the ASI disclosure letter, as consented to by SAC in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), as contemplated by the Merger Agreement or Ancillary Agreements or as required by applicable law:

●	change or amend the governing documents of ASI or any of ASI’s subsidiaries or form or cause to be formed any new subsidiary of ASI;
●	make or declare any dividend or distribution to stockholders of ASI or make any other distributions in respect of any of ASI’s capital stock or equity interests, except dividends and distributions by a wholly owned Subsidiary of ASI to ASI or another wholly owned subsidiary of ASI;
●	split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of ASI’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of ASI that remains a wholly owned subsidiary of ASI after consummation of such transaction;
●	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of ASI or its subsidiaries, except for (i) the acquisition by ASI or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of ASI or its subsidiaries in connection with the forfeiture or cancellation of such interests without payment of any consideration by ASI or its subsidiaries, (ii) the withholding of shares of ASI Common Stock to satisfy tax obligations with respect to ASI Options or (iii) transactions between ASI and any wholly owned subsidiary of ASI or between wholly owned subsidiaries of ASI;
●	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts or any real property lease, other than in the ordinary course of business consistent with past practice;
●	sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of ASI or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment (ii) transactions among ASI and its wholly owned subsidiaries or among its wholly owned subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;
●	acquire any ownership interest in any real property, other than in the ordinary course of business;

●	except as required by an existing benefit plan, or certain contractual obligations, (i) grant any material severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee with an annual base compensation of less than $350.0 thousand in the ordinary course of business consistent with past practice, (ii) make any material change in the key management structure of ASI or any of ASI’s subsidiaries or hire, promote, demote or terminate the employment of employees of ASI or any of ASI’s subsidiaries with an annual base compensation of $350.0 thousand or above, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any benefit plan, (iv) materially increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider with an annual base compensation of greater than $350.0 thousand, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by ASI or any of ASI’s subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment of vesting of any compensation or benefit payable by ASI or any of ASI’s subsidiaries, except in the ordinary course of business consistent with past practice;
●	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction (i) in which the aggregate consideration does not exceed, individually or in the aggregate, $10.0 million and (ii) that is not reasonably expected to, individually or in the aggregate, materially impair the ability of ASI to perform its obligations under the Merger Agreement;
●	make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of ASI or any of ASI’s subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among ASI and its wholly owned subsidiaries or among the wholly owned subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;
●	(i) make, change or revoke any material tax election, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for tax purposes or change any tax accounting period in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) with any governmental authority, (v) seek or apply for any tax ruling, (vi) settle any claim or assessment in respect of any material taxes, (vii) knowingly surrender or allow to expire any right to claim a refund of any material taxes or (viii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;
●	take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;
●	(i) incur or assume any indebtedness or guarantee any indebtedness for borrowed money of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of ASI or any of ASI’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness or guarantee (A) incurred in the ordinary course of business pursuant to interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, or letters of credit, bank guarantees, bankers’ acceptances and other similar instruments entered into in connection with leased real property, or (B) incurred between ASI and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $2.5 million, except as otherwise contemplated by the Merger Agreement or as such obligations become due;
●	issue any additional shares of ASI Common Stock or securities exercisable for or convertible into ASI Common Stock, or grant any additional equity or equity-based compensation (including ASI Options), other than (i) shares of ASI Common Stock issuable upon exercise of ASI Options outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, or (ii) in connection with the Company Interim Financing (as defined below);

●	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of ASI or its subsidiaries (other than the Merger);
●	waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1.0 million individually and in the aggregate;
●	grant to, or agree to grant to, any person a license, covenant not to sue or other right under any intellectual property that is material to ASI and its subsidiaries, or sell, transfer, assign or otherwise dispose of, abandon or permit to lapse any rights to any such intellectual property (other than nonexclusive licenses entered into in the ordinary course of business), except for the expiration of ASI’s registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period);
●	disclose or agree to disclose to any person (other than SAC or any of its representatives) any material trade secret or any other material confidential or proprietary information, know-how or process of ASI or any of its subsidiaries other than in the ordinary course of business or pursuant to written obligations to maintain the confidentiality thereof;
●	make or commit to make capital expenditures other than in an amount not in excess of the amount set forth in the ASI disclosure letter, in the aggregate;
●	enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization, or group of employees of ASI or its subsidiaries as the bargaining representative for any employees of ASI or its subsidiaries;
●	waive the restrictive covenant obligations of any current or former employee of ASI or any of ASI’s subsidiaries;
●	limit the right of ASI or any of ASI’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person, in each case, except where such limitation does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the operation of the businesses of ASI and its subsidiaries, taken as a whole, in the ordinary course of business consistent with past practice;
●	amend in a manner materially detrimental to ASI or any of ASI’s subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material governmental approval or material permit required for the conduct of the business of ASI or any of ASI’s subsidiaries to be conducted in all material respects as conducted on the date of the Merger Agreement or as contemplated as of the date of the Merger Agreement; or
●	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Conduct of Business of SAC

SAC has agreed that during the Interim Period, it will, and will cause Merger Sub to, except as contemplated by the Merger Agreement (including in connection with the SAC Extension Approval, the Interim Financing and the Warrant Amendment) or the Ancillary Agreements, as required by law, as set forth in SAC’s disclosure letter or as consented to by ASI in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate its business in the ordinary course of business consistent with past practice.

During the Interim Period, except as set forth in SAC’s disclosure letter or as consented to by ASI in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), SAC has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including in connection with the SAC Extension Approval, the Interim Financing and the Warrant Amendment) or the Ancillary Agreements, or as required by applicable law:

●	seek any approval from SAC’s stockholders to change, modify or amend the Trust Agreement or the governing documents of SAC or Merger Sub, except as contemplated by the transaction proposals, the Extension Proposal or the Warrant Amendment;
●	(i) make or declare any dividend or distribution to the stockholders of SAC or make any other distributions in respect of any of SAC’s or Merger Sub’s Capital Stock, share capital or equity interests, (ii) split, combine, reclassify or, except as contemplated by the Condition Precedent Proposals or the Warrant Amendment, otherwise amend any terms of any shares or series of SAC’s or Merger Sub’s Capital Stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of SAC or Merger Sub other than a redemption of shares of SAC Common Stock required to be made in connection with the Merger;
●	(i) make, change or revoke any material tax election, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for tax purposes or change any tax accounting period in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) with any governmental authority, (v) seek or apply for any tax ruling, (vi) settle any claim or assessment in respect of a material amount of taxes, (vii) knowingly surrender or allow to expire any right to claim a refund of any material taxes or (viii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;
●	take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;
●	enter into, renew or amend in any material respect, any transaction or material contract with an affiliate of SAC or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness for borrowed money or otherwise incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations other than (i) in support of the ordinary course operations of SAC, or incident to the consummation of the transactions contemplated by the Merger Agreement or any of the Ancillary Agreements, which are not, individually or in the aggregate, material to SAC, provided that, such liabilities, debts or obligations will not be used to pay for liabilities or expenses, that if outstanding at the Closing would constitute SAC transaction expenses (other than working capital loans), (ii) pursuant to any material contract set forth on the SAC disclosure letter or (iii) incurred between SAC and Merger Sub;
●	waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include any pending or threatened action);
●	(i) issue any securities of SAC or any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into, or for, securities of SAC, other than the issuance of the Aggregate Merger Consideration or connection with any Interim Financing or the Warrant Amendment, (ii) grant any options, warrants or other equity-based awards with respect to securities of SAC not outstanding on the date of the Merger Agreement or (iii) amend, modify or waive any of the material terms set forth in any SAC Public Warrant, any SAC Private Placement Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than in connection with the Warrant Amendment; or

●	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of SAC

Pursuant to the Merger Agreement, SAC has agreed, among other things, to:

●	prior to the Closing Date, obtain approval for and adopt an equity incentive plan in the form attached to the Merger Agreement (the “Incentive Equity Plan”), which Incentive Equity Plan will become effective upon the Closing Date with any changes or modifications thereto as ASI and SAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by any of ASI or SAC, as applicable);
●	within two business days following the expiration of the sixty-day period after SAC has filed current Form 10 information with the SEC, file a registration statement on Form S-8 (or other applicable form) with respect to the Combined Company Common Stock issuable under the Incentive Equity Plan and use reasonable efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;
●	take certain actions so that the amounts in the Trust Account following redemption will be released from the Trust Account and so that the Trust Account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;
●	during the Interim Period, prepare and submit to the Applicable Stock Exchange a listing application in connection with the transactions contemplated by the Merger Agreement, and use its reasonable best efforts to cause: (a) such listing application to have been approved by the Applicable Stock Exchange; (b) SAC to satisfy all applicable initial listing requirements of the Applicable Stock Exchange; and (c) the securities covered by this registration statement to be approved for listing on the Applicable Stock Exchange with the trading ticker “AGSD,” in each case, as promptly as reasonably practicable after the date of the Merger Agreement;
●	during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Merger Agreement;
●	subject to the terms of SAC’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the Merger:
●	the board of directors shall consist of five directors, at least a majority of whom shall be “independent” directors for the purposes of the rules of the Applicable Stock Exchange, to initially consist of Neal Harmon, Paul Ahlstrom, Katie Liljenquist, Jennifer Nuckles and Jared Stone; and
●	each member of the board of directors will be a member of the class of the board of directors as follows: (i) Neal Harmon – Class III, (ii) Paul Ahlstrom – Class II, (iii) Katie Liljenquist – Class II, (iv) Jennifer Nuckles – Class I and (v) Jared Stone – Class I.
●	after the effective time of the Merger, indemnify and hold harmless (i) each present and former director and officer of ASI and each of its subsidiaries and (ii) the Sponsor, each present and former director, officer and affiliate of the Sponsor, SAC and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person, subject to the right to indemnification in favor of each of the Sponsor and each present and former director, officer and affiliate of Sponsor, being subject to the same limitations as if such person were an officer or director of the Combined Company as of the applicable time;

●	maintain, and cause its subsidiaries to maintain for a period of not less than six years from the effective time of the Merger (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of ASI immediately prior to the effective time of the Merger and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by SAC’s, ASI’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage;
●	on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of ASI and SAC with the post-Closing directors and officers of the Combined Company, which indemnification agreements will continue to be effective following the Closing;
●	from the date of the Merger Agreement through the effective time of the Merger, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;
●	(a) by no later than the 20th business day immediately following the date of the Merger Agreement, file with the SEC a proxy statement (such proxy statement, together with any amendments and supplements thereto, the “Extension Proxy Statement”) pursuant to which it will seek the approval of SAC’s stockholders of the Extension Proposal, (b) cause the Extension Proxy Statement to be mailed to SAC’s stockholders, as promptly as possible after the date the SEC staff advises that it has no further comments on the Extension Proxy Statement or that SAC may commence mailing the Extension Proxy Statement, (c) no later than 20 days immediately following the mailing of the Extension Proxy Statement, convene and hold a meeting of the SAC’s stockholders for the purpose of voting on and obtaining approval of the Extension Proposal and (d) take such other actions as are necessary or advisable in connection with the Extension Proposal; and
●	during the Interim Period, use reasonable best efforts to seek waivers, to the fullest extent permitted by applicable laws and SAC’s governing documents, and to the extent such waivers are necessary in connection with the transactions contemplated by the Merger Agreement (including any Interim Financing), from the holders of SAC Class B Common Stock (other than the Sponsor) of any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of SAC Class B Common Stock held by such holders convert into shares of SAC Class A Common Stock in connection with the transactions contemplated by the Merger Agreement.

Covenants of ASI

Pursuant to the Merger Agreement, ASI has agreed, among other things, to:

●	subject to confidentiality obligations that may be applicable to information furnished to ASI or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford SAC and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of ASI and its subsidiaries that are in the possession of ASI or its subsidiaries as such representatives may reasonably request;
●	at or prior to the Closing, terminate and settle all affiliate agreements set forth (if any) in the applicable section of ASI’s disclosure letter without further liability to SAC, ASI or any of its subsidiaries;
●	during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, in each case, in connection with an alternative transaction or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction; and

●	from the date of the Merger Agreement through the effective time of the Merger, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law.

Joint Covenants of SAC and ASI

In addition, each of SAC and ASI has agreed, among other things, to take certain actions as set forth below.

●	Each of SAC and ASI will (and, to the extent required, will cause its affiliates to) (i) comply promptly, but in no event later than ten business days after the date of the Merger Agreement, with the notification and reporting requirements of the HSR Act and (ii) as soon as practicable, make such other filings with any foreign governmental authorities as may be required under any applicable similar foreign law.
●	Each of SAC and ASI will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.
●	Each of SAC and ASI will (x) request early termination (if available) of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (y) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes (subject to, as applicable, a requirement to obtain ASI’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement).
●	SAC and ASI will jointly prepare and SAC will file with the SEC the joint proxy statement/registration statement in connection with the registration under the Securities Act of the shares of Combined Company Common Stock that constitute the Aggregate Merger Consideration.
●	Each of SAC and ASI will use its reasonable best efforts to cause the joint proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.
●	SAC will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate the joint proxy statement to stockholders of SAC and holders of SAC Public Warrants, (ii) give notice, convene and hold a meeting of the SAC stockholders and a meeting of the holders of SAC Public Warrants to vote on the Condition Precedent Proposals and the Warrant Amendment Proposal, respectively, in each case in accordance with its governing documents then in effect and the listing rules of the Applicable Stock Exchange for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of SAC Public Shares to vote in favor of each of the Condition Precedent Proposals and from the holders of SAC Public Warrants to vote in favor of the Warrant Amendment Proposal and (iv) provide its stockholders with the opportunity to elect to effect a redemption.
●	ASI will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate the joint proxy statement to stockholders of ASI, (ii) give notice, convene and hold a meeting of the ASI stockholders to vote on the ASI Stockholder Proposals, in each case in accordance with its governing documents then in effect for a date no later than 30 business days following the date the registration statement is declared effective and (iii) solicit proxies from the ASI stockholders to vote in favor of each of the ASI Stockholder Proposals.

●	SAC and ASI will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of SAC, ASI or their respective affiliates are required to obtain in order to consummate the Merger.
●	Each of ASI and SAC will, prior to the Closing, use all reasonable efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, any dispositions of the ASI Common Stock (including derivative securities with respect to the ASI Common Stock) or the Combined Company Common Stock and acquisitions of the Combined Company Common Stock (including derivative securities with respect to the Combined Company Common Stock) resulting from the transactions contemplated by the Merger Agreement by each officer or director of SAC or ASI who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated by the Merger Agreement.
●	Each of ASI and SAC will, during the Interim Period, use reasonable best efforts to enter into Interim Financing.
●	Until the earlier of the Closing or termination of the Merger Agreement, each of SAC and ASI will notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder claim, action, suit, audit, examination, arbitration, mediation, inquiry, legal proceeding, or investigation, whether or not before any governmental authority (including derivative claims), relating to the Merger Agreement, or any of the transactions contemplated thereby (collectively, “Transaction Litigation”) commenced or to the knowledge of SAC or ASI, as applicable, threatened in writing against (x) in the case of SAC, SAC, any of SAC’s controlled affiliates or any of their respective officers, directors, employees or stockholders (in their capacity as such) or (y) in the case of ASI, ASI, any of ASI’s subsidiaries or controlled affiliates or any of their respective officers, directors, employees or stockholders (in their capacity as such). SAC and ASI have also agreed to (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event will (x) ASI, any of ASI’s affiliates or any of their respective officers, directors, employees or stockholders settle or compromise any Transaction Litigation without the prior written consent of SAC (not to be unreasonably withheld, conditioned or delayed) or (y) SAC, any of SAC’s affiliates or any of their respective officers, directors, employees or stockholders settle or compromise any Transaction Litigation without ASI’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

●	the SAC Stockholder Approval will have been obtained;
●	the SAC Extension Approval will have been obtained;
●	the ASI Stockholder Approval will have been obtained;
●	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement or the Ancillary Agreements will have expired or been terminated;

●	there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the Merger;
●	SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);
●	the shares of the Combined Company Common Stock to be issued in connection with the Merger will have been approved for listing by the Applicable Stock Exchange (subject to official notice of issuance) and, as of immediately following the effective time of the Merger, the Combined Company shall be in compliance, in all material respects, with applicable listing requirements of the Applicable Stock Exchange, and the Combined Company shall not have received any notice of non-compliance therewith from the Applicable Stock Exchange that has not been cured or would not be cured at or immediately following the effective time of the Merger; and
●	the registration statement of which this joint proxy statement/prospectus forms a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

Conditions to the Obligations of SAC and Merger Sub

The obligations of SAC and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SAC and Merger Sub:

●	(i) each of the fundamental representations and warranties of ASI contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such earlier date and (ii) each of the representations and warranties of ASI contained in the Merger Agreement other than the fundamental representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in the case of this clause (ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an ASI Material Adverse Effect; and
●	each of the covenants of ASI to be performed as of or prior to the Closing will have been performed in all material respects.

Conditions to the Obligations of ASI

The obligation of ASI to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions any one or more of which may be waived in writing by ASI:

●	(i) the representations and warranties of SAC contained in the Merger Agreement relating to the capitalization of SAC (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date and (ii) each of the other representations and warranties of SAC contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in the case of this clause (ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SAC’s ability to consummate the transactions contemplated by the Merger Agreement;
●	each of the covenants of SAC to be performed as of or prior to the Closing will have been performed in all material respects, including the covenant with respect to seeking the Warrantholder Approval; and
●	SAC will have filed a certificate of incorporation with the Secretary of State of Delaware and adopted bylaws in substantially the forms attached to the Merger Agreement.

Termination; Effectiveness

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

●	by written consent of ASI and SAC;
●	by ASI or SAC if any Governmental Order has become final and nonappealable which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
●	by ASI or SAC if the SAC Extension Approval has not been obtained by reason of the failure to obtain the required vote at a meeting of SAC’s stockholders duly convened therefor or at any adjournment thereof;
●	by ASI or SAC if the ASI Stockholder Approval or the SAC Stockholder Approval has not been obtained by reason of the failure to obtain the required vote at a meeting of ASI’s stockholders or a meeting of SAC’s stockholders, in each case, duly convened therefor or at any adjournment thereof;
●	by ASI if there has been a modification in recommendation of the board of directors of SAC with respect to any of the Condition Precedent Proposals or the Warrant Amendment Proposal or by SAC if there has been a modification in recommendation of the ASI board of directors with respect to the ASI Stockholder Proposals;
●	by written notice to ASI from SAC in the event of certain uncured breaches on the part of ASI or if the Closing has not occurred on or before the Agreement End Date, unless SAC is in material breach of the Merger Agreement; or
●	by written notice to SAC from ASI in the event of certain uncured breaches on the part of SAC or Merger Sub or if the Closing has not occurred on or before the Agreement End Date, unless ASI is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of ASI, SAC or Merger Sub, as the case may be, for any willful and material breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Waiver; Amendments

Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party thereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties thereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if set forth in writing signed by the party granting such extension or waiver.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed by each of the parties to the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby. If the Closing occurs, the Combined Company will, concurrently with the effective time of the Merger, or at such later time as may be agreed by SAC, ASI and the applicable third party recipient of the payment, pay or cause to be paid all accrued and unpaid transaction expenses of ASI and pay or cause to be paid all accrued and unpaid transaction expenses of SAC; provided, that the Sponsor will pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC that exceed the SAC Expense Cap. SAC and ASI will exchange written statements listing all accrued and unpaid transaction expenses not less than three business days prior to the Closing Date. The parties have also agreed to use commercially reasonable efforts to cause the aggregate amount of accrued and unpaid transaction expenses of ASI and SAC payable at Closing to be $11.0 million or less.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this joint proxy statement/prospectus or as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the SAC Special Meeting.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, SAC, the Sponsor and ASI entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things, (i) vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, (ii) not redeem any SAC Common Shares in connection therewith and (iii) immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor, in each case, subject to the terms and conditions of the Sponsor Support Agreement. The Sponsor Support Agreement also includes a provision with respect to the payment by the Sponsor of expenses incurred by SAC in connection with the Business Combination in excess of the SAC Expense Cap. The Sponsor Support Agreement also provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form.

Pursuant to the Sponsor Support Agreement, the Sponsor also agreed to, among other things, deliver a duly executed copy of the Registration Rights Agreement and the Lock-Up Agreement at the Closing.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Expiration Time (as defined in the Sponsor Support Agreement) and (ii) the written agreement of SAC, the Sponsor and ASI. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

ASI Holders Support Agreement

In connection with the execution of the Merger Agreement, SAC, the Sponsor and ASI entered into the ASI Holders Support Agreement. Pursuant to the ASI Holders Support Agreement, certain ASI Stockholders agreed to, among other things, at any meeting of the stockholders of ASI and in any action by written consent of the stockholders of ASI, with respect to the outstanding shares of ASI capital stock held by them, vote in favor of and consent to adopting the Merger Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of the ASI Holders Support Agreement.

Pursuant to the ASI Holders Support Agreement, certain ASI Stockholders also agreed to, among other things, deliver a duly executed copy of the Registration Rights Agreement and the Lock-Up Agreement at the Closing.

The ASI Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Expiration Time (as defined in the ASI Holders Support Agreement) and (ii) the written agreement of the parties thereto. Upon such termination of the ASI Holders Support Agreement, all obligations of the parties under the ASI Holders Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the ASI Holders Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the ASI Holders Support Agreement prior to such termination.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor, the Third-Party SAC Investors and certain of the former stockholders of ASI will enter into the Registration Rights Agreement, pursuant to which the Combined Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Combined Company Common Stock that are held by the parties thereto from time to time.

As soon as practicable but no later than three business days following the closing date, the Combined Company is required to submit to or file with the SEC a shelf registration statement covering the resale of all the registrable securities on a delayed or continuous basis. Holders of registrable securities may make demand requests for underwritten shelf takedowns with a minimum total offering price that must be reasonably expected to exceed, in the aggregate, $20.0 million; provided that the demanding stockholders may not demand more than (i) one such underwritten shelf takedown within any six-month period or (ii) two underwritten shelf takedowns in any 12-month period. The Registration Rights Agreement also provides customary “piggyback” registration rights and block trade registration rights. The Combined Company will generally bear the expenses incurred in connection with any such registrations.

The Registration Rights Agreement will terminate on the earlier of (i) the fifth anniversary of the date of the Registration Rights Agreement and (ii) with respect to any party thereto, the date that such party no longer holds any registrable securities.

Lock-Up Agreement

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor and certain of the former stockholders of ASI will enter into the Lock-Up Agreement, pursuant to which the parties thereto will agree to restrictions on transfer for up to one year following the Closing Date with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is one year after the Closing Date and (ii) (a) for 33% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date.

For the avoidance of doubt, the Lock-Up Period for any Lock-Up Shares for which the Lock-Up Period has not ended on the date that is one year after the Closing Date shall end on the first anniversary of the Closing Date. Moreover, the lock-up provisions pursuant to the Lock-Up Agreement may be waived, amended or modified upon (i) the approval of a majority of the total number of directors serving on the Combined Company board and (ii) the written consent of the holders of a majority of the total shares subject to the Lock-Up Agreement, subject to certain restrictions. The Lock-Up Agreement will supersede the lock-up provisions set forth in the Insider Letters, which provisions will be of no further force or effect as of the Closing.

Pursuant to that certain stock purchase agreement, dated as of September 30, 2024, between Off the Chain and ASI, Off the Chain agreed to restrictions on transfer for up to 180 days following the Closing Date with respect to the lock-up shares, including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is 180 days after the Closing Date and (ii) (a) for 33% of the lock-up shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the lock-up shares held by Off the Chain (and its respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date.

Certain stockholders of SAC and ASI have entered into contractual lock-up agreements representing approximately [    ] shares of the Combined Company as of the record date.

Background to the Business Combination

SAC is a blank check company incorporated on April 13, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of an extensive search for a potential transaction using the network and investing and operating experience of our management team, including our board of directors. The terms of the Merger Agreement were the result of extensive negotiations between SAC and ASI. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. Prior to the Sponsor’s acquisition of these shares of SAC Class B Common Stock, SAC had no assets, tangible or intangible. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. Of the 5,750,000 shares of SAC Class B Common Stock then-outstanding, 750,000 were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was not exercised in the IPO. The number of shares of SAC Class B Common Stock outstanding was determined based on the expectation that the shares of SAC Class B Common Stock would represent 20% of the outstanding shares of our SAC Common Stock upon the completion of the IPO.

On December 14, 2021, SAC consummated its IPO of 23,000,000 SAC Units at $10.00 per unit, each SAC Unit consisting of one share of SAC Class A Common Stock and one-half of one SAC Public Warrant, each whole SAC Public Warrant entitling the holder thereof to purchase one share of SAC Class A Common Stock for $11.50 per share (subject to adjustment). The 23,000,000 SAC Units sold in the IPO included 3,000,000 SAC Units issued pursuant to a full exercise of the underwriters’ over-allotment option, for total gross proceeds to SAC of $230.0 million. Accordingly, no shares of SAC Class B Common Stock remain subject to forfeiture. Simultaneously with the closing of the IPO, SAC completed the private placement of an aggregate of 11,700,000 SAC Private Placement Warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds to SAC of $11.7 million.

Also in connection with the IPO, on December 9, 2021, SAC, the Sponsor and our initial directors and executive officers entered into a letter agreement pursuant to which, among other things, the Sponsor and each of our directors and executive officers agreed to waive their respective redemption rights in respect of any shares of SAC Class B Common Stock and SAC Public Shares held by them. On January 6, 2022, in connection with the election of Matthew Hansen and Jennifer Nuckles to our board of directors, SAC entered into a letter agreement with such new directors on substantially the same terms as the December 9, 2021 letter agreement. No additional consideration was received by the Sponsor, directors and executive officers in connection with such agreements.

BofA Securities, Inc. (“BofA”) served as the underwriter of the IPO. In May 2022, BofA contacted SAC management to inform them that BofA had elected to withdraw from involvement in SAC’s initial business combination process as part of a broader policy with respect to de-SPAC transactions and not as a result of any disagreement with SAC. BofA also informed SAC management that in connection with its withdrawal, BofA would waive its entitlement to the payment of $8.1 million of deferred underwriting fees payable pursuant to the underwriting agreement entered into with SAC on December 9, 2021 at the time of the IPO. At SAC’s request, this was confirmed in writing to SAC on August 22, 2022.

Prior to completing the IPO, neither SAC, nor anyone acting on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with SAC.

After the IPO, SAC commenced an active search for businesses or assets to acquire for the purpose of consummating an initial business combination. During this search process, representatives of SAC reviewed self-generated ideas from SAC’s management team and board of directors, considered opportunities sourced through third party investment banking and advisory firms, and contacted, and were contacted by, a number of individuals and entities across various industries with respect to business combination opportunities. SAC considered target businesses that it believed met its investment criteria, had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational and investment experience, and network of SAC’s management team, as described in the prospectus for the IPO. See “—SAC’s Board of Directors’ Reasons for the Business Combination” for additional information.

In the process that led to identifying ASI as an attractive investment opportunity, SAC’s management team evaluated over 100 potential business combination targets and met with representatives of 35 such potential targets. SAC also entered into non-disclosure agreements with 16 such potential targets, none of which contained a standstill provision, pursuant to which SAC received access to virtual data rooms containing diligence materials and other confidential information. SAC believes it was able to evaluate a large number of potential transactions due to the quality of its management team and board of directors.

As part of the process of identifying a potential target, SAC’s management team first met with over 20 companies in the mortgage and real estate industries, SAC’s initial industry focus, and sent draft non-binding letters of intent to two potential targets in such industries; however, discussions between SAC and such targets did not progress beyond preliminary negotiations of the letter of intent. The first of these letters of intent was submitted on March 8, 2022 to a company in the mortgage and real estate industry which subsequently declined SAC’s letter of intent and elected to pursue a different alternative. In the second instance, SAC received a process letter from representatives of a mortgage and real estate company (“Party A”) on April 22, 2022, following which SAC delivered on May 11, 2022 a letter of intent outlining the terms of a potential transaction. During the few weeks following the submission of the second letter of intent, representatives of SAC and Party A engaged in numerous calls to discuss valuation and other issues related to a potential business combination and representatives of SAC engaged in initial due diligence; ultimately, however, Party A declined SAC’s letter of intent and elected to pursue a different alternative.

In mid-summer of 2022, following several months of searching for, and extensive discussions with, potential business combination partners, SAC’s management determined that due to uncertainty and headwinds in the mortgage and real estate industries, it would be in SAC’s best interest to expand the scope of its search to include companies outside of the mortgage and real estate industries.

In parallel with the search process, SAC contacted several investment banks to discuss a potential engagement as financial advisor to SAC in connection with its potential initial business combination. Officers and directors of SAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries. In particular, Jeb Spencer, who serves as Chief Executive Officer of SAC and a member of the SAC board of directors, is the co-founder and managing partner of TVC Capital, a software-focused, growth equity fund, a position he has held since 2006. He has been a chief executive officer and investor and has served on the boards of directors of 16 public and private companies. Jared Stone, who serves as Chairman of the SAC board of directors, is an investor in private and public companies with over 27 years of experience leading investments on behalf of institutional and family investors. See “Information About SAC—Directors and Executive Officers.” Accordingly, the SAC board of directors concluded that the experience and background of the officers and directors of SAC enabled them to make the necessary analyses regarding the initial business combination; nevertheless, following several internal discussions, the SAC management team and board of directors determined that it would be in SAC’s best interest to retain one or more financial advisors to assist SAC in its initial business combination process, including by providing advice in connection with defining strategic and financial objectives of a potential transaction, reviewing the target company’s financial information, assisting in negotiating the financial terms and structure of the initial business combination, and providing support in connection with a private capital raise or other financing alternatives.

In the summer of 2022, SAC began discussions with Oppenheimer & Co. Inc. (“Oppenheimer”) regarding the scope and economic terms of a potential engagement. Over the next several months, as discussions between SAC and Oppenheimer continued, Oppenheimer provided advice and assistance to management, including with respect to the process for finding a business combination target and the financing options for a potential transaction in light of rising interest rates, high inflation, the depressed economic outlook and the resulting fundraising challenges faced by companies generally and SPACs in particular. By mid-September 2022, following discussions with various banks, SAC management determined that Oppenheimer was best positioned to serve as financial advisor to SAC and proceeded with formalizing the terms of the engagement.

In July 2022, a director of a software company (“Party B”), and former colleague of Mr. Stone, contacted Mr. Stone to discuss the possibility of a business combination between SAC and Party B. On July 25, 2022, SAC and Party B entered into a non-disclosure agreement, which did not contain a standstill provision, and Party B subsequently began providing preliminary confidential information to SAC regarding Party B and its subsidiaries and their collective business operations. Discussions between SAC and Party B regarding a potential business combination continued, and on August 12, 2022, SAC delivered a draft preliminary non-binding letter of intent to Party B.

On August 25, 2022, following extensive negotiations, SAC and Party B executed a non-binding letter of intent. Over the ensuing months, SAC, Party B and their respective advisors participated in numerous meetings and email exchanges regarding conducting due diligence on Party B, drafting and negotiating draft documentation for the proposed business combination and engaging in fundraising efforts.

On September 15, 2022, SAC’s board of directors met and approved the terms of the engagement letter between SAC and Oppenheimer. Later that day, SAC and Oppenheimer executed the engagement letter.

From September 2023 to May 2023, SAC’s board of directors held periodic meetings and Messrs. Spencer and Stone provided periodic updates via email to SAC’s board of directors regarding the negotiations with Party B and developments in the transaction.

In May 2023, following several months of negotiating, negotiations between SAC and Party B reached an impasse due primarily to the status of the parties’ fundraising efforts and their inability to raise the minimum target amount required by Party B prior to signing, and SAC and Party B determined that they would not continue pursuing a business combination.

On June 9, 2023 (the First Extension Special Meeting), SAC’s stockholders approved a proposal to amend the SAC Charter (the First Extension Amendment Proposal) to extend the time that SAC has to consummate its initial business combination (the First Extension) from June 14, 2023 to September 14, 2023 and to allow the board of directors of SAC, without another stockholder vote, to elect to further extend the date to consummate an initial business combination after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024, providing SAC a 21-month period (or up to 27-month period) from the closing of the IPO to consummate its initial business combination.

Prior to the First Extension Special Meeting, on May 25, 2023, SAC and the Sponsor entered into Non-Redemption Agreements with unaffiliated third parties in exchange for such third parties agreeing (i) not to redeem an aggregate of 4,000,000 shares of SAC Class A Common Stock sold in the IPO (the Non-Redeemed Shares) in connection with the First Extension Special Meeting and (ii) to vote in favor of the First Extension Amendment Proposal and the First Extension at the First Extension Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to such third parties an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor, with 500,000 of such shares to be transferred to such third parties promptly upon consummation of the First Extension, and an additional 166,666 shares to be transferred to such third parties monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of SAC elected to further extend the deadline to consummate an initial business combination at or prior to such date, in each case, if such third parties continue to hold such Non-Redeemed Shares through the First Extension Special Meeting.

In connection with the First Extension Special Meeting and the entry into the Non-Redemption Agreements, on May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock (the Conversion). After giving effect to the Conversion, SAC had an aggregate of 27,200,000 shares of SAC Class A Common Stock issued and outstanding, comprised of 4,200,000 shares held by the Sponsor and not subject to possible redemption and 23,000,000 shares of SAC Class A Common Stock subject to possible redemption, and 1,550,000 shares of SAC Class B Common Stock issued and outstanding. In connection with the First Extension Special Meeting, the holders of 18,849,935 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197.7 million, resulting in 4,150,065 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. The trustee processed the redemptions and withdrew the $197.7 million payable to the holders redeeming 18,849,935 shares of SAC Class A Common Stock on July 7, 2023.

The board of directors of SAC subsequently approved six monthly extensions to extend the time SAC had to consummate an initial business combination from September 14, 2023 to March 14, 2024. In connection with each of the six monthly extensions, the Sponsor transferred 166,666 shares of SAC Class B Common Stock held by the Sponsor to unaffiliated third parties in accordance with the Non-Redemption Agreements, resulting in an aggregate of 50,004 shares of SAC Class B Common Stock held by the Sponsor and the remaining 1,499,996 shares of SAC Class B Common Stock held by such third parties.

From May 2023 to March 2024, representatives of SAC provided periodic updates via email to SAC’s board of directors and SAC’s board of directors held periodic meetings to discuss updates regarding SAC’s ongoing search for a potential target company, including recent outreach efforts by SAC’s management and Oppenheimer, and the status of discussions with such potential targets.

In addition, on March 14, 2024, SAC held a special meeting of stockholders (the Second Extension Special Meeting) and obtained stockholder approval to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from March 14, 2024 to December 14, 2024. In connection with the Second Extension Special Meeting, the holders of 2,986,952 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32.2 million, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. Accordingly, as of September 11, 2024, there were 5,363,113 shares of SAC Class A Common Stock issued and outstanding (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption) and approximately $12.8 million held in the Trust Account.

From June 2023 to July 2024, SAC continued its search for a potential target and engaged in negotiations of draft non-binding letters of intent or term sheets with seven potential target companies. As discussed below, SAC executed three of these non-binding letters of intent or term sheets, with Party C, Party D and ASI, respectively. The remaining four letters of intent were not executed, and discussions between SAC and these four potential target companies did not progress beyond preliminary negotiations of the letter of intent.

On March 21, 2024, SAC received correspondence from the staff of NYSE Regulation of the NYSE indicating that the staff has determined to commence proceedings to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, because SAC had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly held shares over a consecutive 30 trading day period of at least $40.0 million.

On March 28, 2024, following meetings and negotiations between SAC and a technology and analytics company (“Party C”), SAC entered into a non-binding term sheet with Party C. Following further negotiations and due diligence, SAC and Party C determined that they would not continue pursuing a business combination between SAC and Party C.

On April 8, 2024, the NYSE filed a Form 25 to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, and to remove such securities from registration under Section 12(b) of the Exchange Act. The delisting became effective ten days after the filing of the Form 25, and the deregistration became effective 90 days after the Form 25 filing. The SAC Class A Common Stock, SAC Public Warrants and SAC Units remain registered under Section 12(g) of the Exchange Act, and began trading on the OTC Pink Marketplace on or about March 22, 2024 under the ticker symbols “PORT”, “PORTW” and “PORTU”, respectively.

In May 2024, Mr. Stone was introduced to ASI by Paul Ahlstrom, a member of the ASI board of directors. Thereafter, Mr. Stone spoke on the phone with Neal Harmon, the Chief Executive Officer of ASI and a member of the ASI board of directors, and subsequently met with other representatives of ASI, including Jordan Harmon and Jeffrey Harmon, in Nashville, Tennessee, to learn more about ASI’s business. In mid-June 2024, Mr. Stone met with representatives of ASI, including Mr. N. Harmon, at ASI’s headquarters in Provo, Utah. Between May 23, 2024 and September 2024, Mr. Stone held over 20 meetings either in-person, virtually or via telephone with Mr. N. Harmon or other representatives of ASI, and Mr. Spencer joined several of these meetings.

On June 9, 2024, SAC and ASI entered into a non-disclosure agreement (the “Confidentiality Agreement”), which did not contain a standstill provision, and ASI subsequently began providing preliminary confidential information to SAC regarding ASI and its subsidiaries and their collective business operations.

Beginning in early June 2024, Messrs. Stone and Spencer held telephonic conferences and virtual meetings with representatives of ASI, including Mr. N. Harmon, to discuss due diligence on ASI’s business to assist SAC in developing an assessment of ASI’s financial position and business prospects. Representatives of SAC and ASI also discussed the terms of a potential business combination transaction between the parties, subject to further due diligence review of ASI and its business operations by representatives of SAC.

On June 18, 2024, SAC delivered a draft preliminary non-binding letter of intent to ASI indicating SAC’s interest in combining with ASI, subject to satisfactory completion of diligence, approval from the board of directors of SAC and negotiation and execution of definitive transaction documents (and customary closing conditions to be set forth in such documents). The initial letter of intent proposed to value ASI at a pre-money enterprise value of $1.0 billion.

Between June 18, 2024 and July 27, 2024, SAC and ASI negotiated the terms of the letter of intent, including with regard to valuation of ASI, fundraising requirements, board size and composition, the Combined Company’s post-closing governance documents and equity compensation plans, terms of the lock-up to which the Sponsor and certain significant stockholders of ASI would be subject, stock exchange listing, the treatment of SAC Public Warrants, the retention or forfeiture of SAC Common Stock and SAC Private Placement Warrants held by the Sponsor and treatment of transaction fees and expenses. During the course of negotiations between the parties regarding valuation, representatives of SAC conducted financial analyses that, in the exercise of their professional judgment, supported an equity value for ASI of at least $1.5 billion. They considered, among other factors, both comparable public equity trading valuations and private investment valuations to support a valuation for ASI of at least $1.5 billion. The assumptions underlying these financial analyses were based on the exercise of professional judgment and the significant industry expertise and experience of members of SAC’s management team, as well as assistance from Oppenheimer. The proposed valuation was also informed by SAC’s evaluation of the potential market opportunity for ASI’s existing and future film and TV content, other financial and market materials provided by ASI’s management and analysis of other companies in the media industry.

In parallel with discussions with ASI, on July 8, 2024, following meetings and negotiations between SAC and a virtual reality technology company (“Party D”), SAC entered into a non-binding letter of intent with Party D. Following further negotiations and due diligence, SAC and Party D determined that they would not continue pursuing a business combination between SAC and Party D.

In late July 2024, Mr. Stone met with representatives of ASI, including Mr. N. Harmon, in Nashville, Tennessee to discuss the potential business combination between SAC and ASI and the terms of the draft non-binding letter of intent.

The letter of intent negotiated between SAC and ASI included, among other things, the following key terms: (i) the transaction would value ASI at a pre-transaction equity value of $1.5 billion, (ii) the Sponsor and third-party investors would retain all shares of SAC Class A Common Stock and SAC Class B Common Stock held by them at the Closing, (iii) the Sponsor would forfeit its 11,700,000 SAC Private Placement Warrants at the Closing, (iv) SAC would use reasonable efforts to exchange the 11,500,000 outstanding SAC Public Warrants for 1,150,000 shares of SAC Class A Common Stock, (v) at the Closing, all outstanding shares, options, warrants and other equity interests of ASI would be converted into SAC Common Stock and options and warrants to purchase SAC Common Stock, (vi) the dilution from the rollover of all pre-Closing options and equity-linked securities of ASI, and from any new equity awards issued post-Closing, would be borne by stockholders of the Combined Company, (vii) SAC and ASI would use reasonable best efforts to together raise additional financing between signing of the Merger Agreement and the Closing, (viii) the board of directors of the Combined Company would consist of a number of directors determined by ASI, at least a majority of whom would be independent and one of whom would be designated by the Sponsor, initially Mr. Stone, and that the management team of ASI would remain in place post-closing, (ix) the Combined Company’s post-closing governance documents and equity compensation plans would mirror those that ASI currently has in place, (x) an extended one-year lock-up applicable to the Sponsor and certain ASI stockholders, subject to certain early expiration triggers based on the performance of the Combined Company’s stock price, (xi) a mutual covenant to keep aggregate transaction fees and expenses to $10.0 million or less, and (xii) customary conditions to the Closing, including that the Combined Company be approved for listing on Nasdaq, NYSE or another public stock market or exchange in the United States as mutually agreed by ASI and SAC. The agreed pre-transaction equity value of $1.5 billion would be divided by $10.00 per share to determine the number of shares to be issued to ASI stockholders at the Closing, consistent with SAC’s IPO price of $10.00 per share. The letter of intent also provided for one-way exclusivity, applicable to ASI and expiring 30 days after the execution of the non-binding letter of intent, subject to an automatic 15-day extension if the parties continued to negotiate in good faith at such time.

On July 27, 2024, SAC and ASI executed the non-binding letter of intent, which contained the mutually agreed terms described above. SAC’s management and board determined that the potential business combination targets SAC had previously considered did not present as attractive or feasible a business combination opportunity as ASI did.

On July 28, 2024, Mr. Stone provided the SAC board of directors and representatives of the Sponsor with an update via email confirming that the non-binding letter of intent with ASI had been executed and providing an expected timeline for next steps.

On July 29, 2024, representatives of SAC, Wachtell, Lipton, Rosen & Katz as legal counsel to SAC (“Wachtell Lipton”), ASI, Mayer Brown LLP as legal counsel to ASI (“Mayer Brown”), and Oppenheimer held a conference call to discuss certain process matters regarding the preparation of definitive transaction documents, due diligence of ASI, capital raising, stock exchange listing and the anticipated timeline for signing. Thereafter, representatives of SAC and ASI held calls periodically to discuss the status of such matters.

On July 30, 2024, Mr. Stone held a call with Mr. N. Harmon to discuss ASI’s overall business, strategy, financials and operations. Mr. Stone also provided the SAC board of directors and representatives of the Sponsor with an update via email regarding the progress of SAC’s due diligence on ASI and plans for an upcoming onsite visit at ASI’s headquarters in Provo, Utah.

Over the course of the next several weeks, representatives of SAC received access to a virtual data room and reviewed the materials posted therein as well as ASI’s public filings.

On July 31, 2024, the SAC board of directors and representatives of the Sponsor were provided with a company overview deck prepared by representatives of ASI, after which follow-up discussions were held.

Beginning in August 2024, representatives of SAC and ASI began contacting a limited number of potential investors to discuss ASI, the proposed business combination and the parties’ capital raising efforts, and to determine such investors’ interest in participating in a capital raise. The parties, in consultation with their financial and legal advisors, also began preparing an investor presentation to be used for meetings with certain targeted investors for capital raising on a confidential basis.

Over the course of August and early September, the parties exchanged multiple drafts of the Merger Agreement, the Sponsor Support Agreement and the ASI Holders Support Agreement, before agreed final versions thereof were executed on September 11, 2024. The drafts of the Merger Agreement reflected the terms of the non-binding letter of intent. Certain terms of the Merger Agreement, including the treatment in the Business Combination of certain of ASI’s outstanding securities, representations and warranties, restrictions on the conduct of ASI’s and SAC’s business between signing and closing, the mechanics of the warrant exchange process, the allocation of SAC and ASI expenses at the Closing, certain conditions to closing and termination rights of the parties, and certain other terms and conditions, the details of which were not fully addressed in the letter of intent, required additional negotiation by the parties. The parties discussed that in order to allow for sufficient time to consummate the proposed Business Combination, it would be necessary for SAC to hold a special meeting of stockholders to obtain stockholder approval to further amend the SAC Charter to further extend the time that SAC has to consummate its initial business combination from December 14, 2024 to a future date, and they determined that such future date would be September 30, 2025. The parties also negotiated whether to include a closing condition for the benefit of ASI requiring SAC and ASI to have raised at least $11.0 million in financing to be consummated in connection with the Closing, and ultimately agreed not to include such condition in light of the success of the ASI Reg A Offering (as further discussed below).

The Sponsor Support Agreement provided that the Sponsor would agree to vote in favor of the Merger Agreement and the transactions contemplated thereby, waive its redemption rights in connection with the consummation of the Business Combination with respect to any shares of SAC Common Stock held by it and, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor. The Sponsor Support Agreement also included a provision with respect to the payment by the Sponsor of expenses incurred by SAC in connection with the Business Combination in excess of a specified cap. No additional consideration was received by SAC or the Sponsor in connection with such agreement. See “—Related Agreements—Sponsor Support Agreement” for additional information.

The ASI Holders Support Agreement provided that certain stockholders of ASI would agree to, at any meeting of the stockholders of ASI and in any action by written consent of the stockholders of ASI, with respect to the outstanding shares of ASI capital stock held by them, vote in favor of or provide consent to adopting the Merger Agreement and the transactions contemplated thereby, pursuant to the terms and subject to the conditions set forth therein. See “—Related Agreements—ASI Holders Support Agreement” for additional information.

On August 6, 2024, Messrs. Spencer and Stone provided the SAC board of directors and representatives of the Sponsor with an update via email regarding the fundraising process, and follow-up discussions were held.

On August 8, 2024, representatives of SAC, ASI and Oppenheimer held an onsite visit at ASI’s headquarters in Provo, Utah for in-person due diligence meetings and business discussions. Members of SAC’s board of directors and members of the Sponsor were invited to attend either in-person or virtually. Among other topics, the participants discussed various aspects of the business of ASI, including ASI’s industry, business model, studio economics, revenue growth, membership guild retention and its strategy for future growth. The participants also discussed ASI’s differentiation, operations, finance and accounting.

On August 21, 2024, Messrs. Spencer and Stone provided the SAC board of directors and representatives of the Sponsor with an update via email regarding the progress of the transaction with ASI, and follow-up discussions were held.

In August and September 2024, the parties discussed which stock exchange the Combined Company should apply for listing on, and held calls with representatives of NYSE and Nasdaq to better understand the benefits and process of listing on each of the respective stock exchanges. The parties agreed to preserve flexibility with respect to the stock exchange in the transaction documentation and to continue having discussions following the signing to determine which exchange would be most suitable.

From the Closing of the IPO to September 2024, SAC’s management team and directors participated in periodic video and teleconference meetings to discuss matters relating to SAC’s search for a business combination opportunity. Such meetings were intended to keep SAC management, directors and advisors apprised of the status of SAC’s efforts to identify, evaluate and engage in discussions with potential business combination targets. Such periodic meetings continued until late July 2024, after which time the focus of such meetings turned to updates concerning SAC’s negotiation of the terms of a potential transaction with ASI, the status of SAC’s and ASI’s fundraising efforts and other related matters. In evaluating each opportunity, SAC’s board of directors and management worked to identify potential conflicts of interest, including those arising from pre-existing relationships. Because SAC was the only special purpose acquisition company or similar vehicle managed by the Sponsor during the search period and no affiliates of the Sponsor managed vehicles that might have competed with SAC for a transaction of this nature, SAC and the Sponsor did not have to address potential conflicts concerning the entity that would be the acquirer in the transaction. Further, SAC was not aware of any officer or director of SAC who was required to forego presenting any opportunity to acquire a target business to SAC as a result of a pre-existing fiduciary contractual obligation, and, to SAC’s knowledge, the waiver of the corporate opportunities doctrine in the SAC Charter did not impact SAC’s search for an acquisition target.

From late August 2024 through September 11, 2024, SAC, ASI and their advisors continued to hold regular meetings and exchanged emails regarding SAC’s due diligence and the timeline and status of the proposed Business Combination and fundraising efforts, including the status and timeline of the ASI Reg A Offering and how the timing of the ASI Reg A Offering would impact the timing of signing of the proposed Business Combination.

On August 29, 2024, the ASI Reg A Offering Statement was qualified by the SEC. Pursuant to the ASI Reg A Offering, ASI conducted a continuous offering of ASI Class C Common Stock on a “best efforts” basis under Regulation A of Section 3(6) of the Securities Act, at a price of $30.24 per share of ASI Class C Common Stock, up to a $20.0 million maximum offering amount, implying a valuation of ASI of approximately $906.5 million. SAC’s management and directors considered that the valuation of ASI in the ASI Reg A Offering represented a discount to the $1.5 billion valuation of ASI in the proposed Business Combination, attributable to, among other things, the risk that the Business Combination may not be consummated on the contemplated timeline or at all, the fact that the ASI Reg A Offering would be completed several months ahead of the Closing of the Business Combination and that the proceeds thereof would be used by ASI to execute on near-term acquisitions and other strategic initiatives, therefore contributing to ASI’s growth during the interim period prior to the Closing.

By September 3, 2024, the ASI Reg A Offering had raised approximately $10.0 million, which included participation by Mr. Stone and other members of the Sponsor group. In light of the early success of the ASI Reg A Offering, representatives of ASI and SAC discussed whether the $11.0 million financing condition in the draft Merger Agreement was needed and determined that such condition should be removed from the draft Merger Agreement, given that the proceeds from the ASI Reg A Offering would help address ASI’s and the Combined Company’s financing needs.

On September 3 and September 4, 2024, Mr. Stone provided SAC’s directors and members of the Sponsor group updates via email regarding the fundraising progress made in the ASI Reg A Offering, the members of the Sponsor group that had participated in the fundraising and the amounts of their participation, and the status and timeline for signing of the proposed Business Combination.

In parallel with the fundraising efforts, in early September, the parties exchanged drafts of the form of Lock-Up Agreement, the form of Registration Rights Agreement, the form of Proposed Charter and Proposed Bylaws to be adopted by the Combined Company at the Closing, and the form of Incentive Equity Plan to be adopted by the Combined Company at the Closing, prior to the execution of the Merger Agreement on September 11, 2024, to which these documents were attached as exhibits.

The Lock-Up Agreement would be applicable to certain existing stockholders of ASI and SAC, including certain significant ASI stockholders, certain members of ASI management and the Sponsor. Additionally, the Non-Redemption Agreements provided that the third-party investors holding SAC Class B Common Stock would be subject to the same lock-up terms as the Sponsor in any business combination. See “—Related Agreements—Lock-Up Agreement” for additional information.

The Registration Rights Agreement provided that, among other things, the Combined Company would register for resale (including pursuant to demand rights for underwritten takedown offerings and customary piggyback rights) certain equity securities of the Combined Company that are held by the parties thereto (including the Sponsor and certain ASI stockholders) from time to time following the Closing. See “—Related Agreements—Registration Rights Agreement” for additional information.

The Proposed Charter and Proposed Bylaws to be adopted by the Combined Company at the Closing reflected, among other things, a dual-class share structure. After researching typical structures of publicly traded companies and ongoing consultation with legal counsel and business advisors, SAC and ASI determined that it would be preferable for the Combined Company to have two classes of common stock, with the Combined Company Class A Common Stock having one vote per share and the Combined Company Class B Common Stock having ten votes per share (as compared to ASI’s current four-class structure, with ASI Class A Common Stock shares having five votes per share, ASI Class B Common Stock having 55 votes per share, ASI Class C Common Stock having one vote per share and ASI Class F Common Stock having five votes per share). Accordingly, the parties revised the Merger Agreement to reflect that the ASI Class A Common Stock and ASI Class C Common Stock would receive Combined Company Class A Common Stock in the transaction, and the ASI Class B Common Stock and ASI Class F Common Stock would receive Combined Company Class B Common Stock in the transaction. The Proposed Charter and Proposed Bylaws also reflected a “staggered” board of directors with each class of directors serving a three-year term. See “SAC Stockholder Proposal No. 3: The Governance Proposals” for additional information.

On September 5, 2024, representatives of Oppenheimer sent to Messrs. Spencer and Stone a draft of an amended and restated engagement letter, which would amend and restate the engagement letter dated September 15, 2022, pursuant to which Oppenheimer had been serving as SAC’s financial advisor in connection with SAC’s pursuit of a business combination. Mr. Stone engaged in discussions with representatives of Oppenheimer to negotiate the terms of the engagement letter, including a reduction in Oppenheimer’s compensation. The final amended and restated engagement letter was executed on September 11, 2024.

On September 5, 2024, Mr. Stone provided SAC’s directors and members of the Sponsor group a further update via email regarding the fundraising progress made in the ASI Reg A Offering and the status and timeline for signing of the proposed Business Combination.

On September 9, 2024, representatives of SAC and ASI discussed the composition of the Combined Company board of directors and determined that Jennifer Nuckles, a current director of SAC, would serve as a member of the Combined Company’s board of directors upon the Closing. Representatives of SAC and ASI also discussed that they anticipated that Jared Stone would also serve as a member of the Combined Company’s board of directors upon the Closing, provided that SAC and ASI may, prior to the Closing, mutually agree to fill this board seat with someone other than Mr. Stone, if in ASI’s commercially reasonable view (including upon request of an investor in ASI) it would be prudent to do so.

On September 9, 2024, SAC’s board of directors held a meeting via teleconference, in which representatives of Wachtell Lipton participated. Management of SAC provided the directors with an update regarding the terms of the proposed Business Combination and reviewed the financial assumptions and analyses used in valuing ASI, including by reference to comparable companies. Management of SAC also provided SAC’s board of directors with an update regarding the ASI Reg A Offering, which raised $20.0 million in proceeds, with the assistance of SAC and the Sponsor and contribution by certain members of the Sponsor. Management of SAC noted that the success of the fundraise in reaching the $20.0 million target had been identified by ASI as a required precursor to signing the Business Combination, and was viewed by ASI’s management as both an important confirmation of ASI’s business and funding model and an essential infusion of capital in the interest of the Combined Company, if the Business Combination is completed. SAC’s board of directors discussed the proposed Business Combination, including ASI’s valuation, the terms and conditions of the proposed transaction agreements, the potential benefits of and risks relating to the proposed Business Combination, the reasons for entering into the proposed Business Combination, and the proposed timeline for finalizing the transaction agreements and announcing the proposed Business Combination. See “—SAC’s Board of Directors’ Reasons for the Business Combination” for additional information related to the factors, including potential benefits and risks, considered by SAC’s board of directors in approving the Business Combination. Management of SAC reviewed with the directors the expected timeline to complete the proposed Business Combination, including the proposed extension of SAC’s deadline to complete a deal from December 14, 2024 to September 30, 2025. Management of SAC also reviewed ASI’s fundraising plans during the interim period. Representatives of Wachtell Lipton reviewed the terms of the proposed transaction agreements (copies of all of which were provided to the directors in advance of the meeting) and answered the directors’ questions with respect thereto. The independent directors of SAC’s board of directors also met in executive session. Messrs. Spencer and Stone returned to the meeting following the conclusion of the executive session. Following additional discussion, SAC’s board of directors (i) unanimously approved and adopted the Merger Agreement and related transaction agreements and the transactions contemplated thereby (including the Business Combination), (ii) determined that the Business Combination is advisable and fair to, and in the best interests of, SAC and its stockholders, and (iii) recommended that SAC’s stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Business Combination).

On September 9, 2024, representatives of ASI emailed to representatives of SAC a revised draft of the Merger Agreement which, among other things, proposed revisions to the merger consideration mechanics to address the possibility that ASI would raise a significant amount of capital during the interim period before the Closing and that ASI’s valuation during such fundraising process may rise, including as a result of its plans to continue acquiring bitcoin as a strategic treasury asset and adjunct to its core film and television production and distribution business.

On September 10, 2024, ASI closed the ASI Reg A Offering, selling an aggregate of 661,375 shares of ASI Class C Common Stock at a price per share of $30.24, resulting in gross proceeds of approximately $20.0 million, which was the maximum offering amount of the ASI Reg A Offering.

On September 10, 2024, representatives of SAC, ASI and their advisors met to discuss the open points in the transaction agreements and the timeline for finalizing the transaction agreements and announcing the proposed Business Combination. Among other things, the parties discussed the revised merger consideration mechanics, including the complexity of the proposed formulas and underlying assumptions, and determined not to include such provisions. Mr. N. Harmon also informed the attendees that ASI had an agreement in principle with Brian Estes, the Chief Investment Officer of Off the Chain Capital, a leading bitcoin asset management firm, for an investment of approximately $10.0 million to help back the ASI bitcoin treasury strategy, with the pricing and other material terms of this investment subject to ongoing discussion.

On September 10, 2024, the ASI board of directors held a meeting via teleconference, in which Mayer Brown participated. Management of ASI provided an update to the directors on the status of discussions with representatives of SAC regarding the proposed Business Combination, certain key terms of the proposed Merger Agreement and a proposed timeline for finalizing the proposed transaction agreements and announcing the Business Combination the following day. Among other things, management of ASI discussed with its board of directors the merger consideration mechanics, ASI’s valuation and per-share dilution in the Business Combination for ASI stockholders, potential conflicts of interest, the decision to move from a four-class capital structure to a two-class capital structure, the importance of establishing a public market for ASI Common Stock in order to facilitate current fundraising efforts and ASI management’s expectations regarding the impact of the proposed Business Combination on the bitcoin treasury strategy, the growth of ASI’s business and ASI’s ability to attract future investors. Representatives of Mayer Brown reviewed with the board of directors of ASI the terms of the proposed Merger Agreement and related transaction agreements (copies of all of which were provided to the board of directors of ASI in advance of the meeting) and answered the ASI board of directors’ questions with respect thereto. The meeting was then adjourned until later in the day.

On the evening of September 10, 2024, the ASI board of directors re-convened its previously adjourned meeting via teleconference, in which Mayer Brown participated. The ASI board of directors discussed the terms and conditions of the proposed Merger Agreement and the related transaction agreements, the potential benefits of and risks relating to the proposed Business Combination, and the reasons for entering into the proposed Business Combination, see “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—ASI Board of Directors’ Reasons for the Business Combination” for additional information related to the factors, including potential benefits and risks, considered by ASI’s board of directors in approving the Business Combination. After discussion and deliberation, a vote was held whereby ASI’s board of directors by unanimous vote (with one abstention) (i) approved and adopted the Merger Agreement and related transaction agreements and the transactions contemplated thereby (including the Business Combination), (ii) determined that the Business Combination is advisable and fair to, and in the best interests of, ASI and its stockholders and (iii) recommended that ASI’s stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Business Combination).

Over the course of the day on September 10, 2024, the parties finalized drafts of the Merger Agreement and ancillary agreements. On the morning of September 11, 2024, SAC, ASI and Merger Sub executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, SAC also entered into the ASI Holders Support Agreement and the Sponsor Support Agreement, in each case, with the applicable other parties thereto.

On the morning of September 11, 2024, SAC and ASI issued a joint press release announcing the execution of the Merger Agreement and the Business Combination, and filed with the SEC an investor presentation regarding ASI and the Business Combination.

Benefits and Detriments of the Business Combination

Stakeholder	Benefits	Detriments
SAC	Failure to complete a business combination would result in SAC and the Trust Account being liquidated. The Business Combination would create value for SAC and its stockholders.

SAC could potentially have found a target that may have a more optimal risk/return profile than ASI. In this case, SAC, its stockholders and affiliates would stand to benefit more than in the Business Combination with ASI.

Sponsor and its affiliates

Failure to complete a business combination would result in SAC and the Trust Account being liquidated, and the Sponsor’s investment in shares of SAC Common Stock and SAC Private Placement Warrants would be worthless. The Business Combination would create value for the Sponsor and its affiliates.

SAC could potentially have found a target that may have a more optimal risk/return profile than ASI. In this case, SAC, its stockholders (including the Sponsor) and affiliates would stand to benefit more than in the Business Combination with ASI.

Unaffiliated security holders of SAC

Failure to complete a business combination would result in SAC and the Trust Account being liquidated, in which case SAC public stockholders would receive their pro rata portion of the Trust Account. If the market was to recognize the valuation and potential of the Combined Company, the stock price may increase from the Trust Account amount per share of approximately $11.12 as of October 29, 2024.

For non-redeeming SAC public stockholders, there is a risk that the market will not support the valuation of the Combined Company either as a result of a general market downturn or risks specific to the Combined Company. In this case, the stock price may be reasonably expected to trade below the Trust Account amount per share of approximately $11.12 as of October 29, 2024. If this scenario were to materialize, the SAC public stockholders would have been better off redeeming their SAC Public Shares than holding their SAC Public Shares following the Closing.

ASI and affiliates

The Business Combination represents the opportunity for ASI to become a publicly traded company while maintaining ASI’s mission and bitcoin treasury strategy. Also, the shares of Combined Company Class A Common Stock would trade on a national securities exchange, which could provide the Combined Company with enhanced access to capital to facilitate its growth, as well as greater liquidity to ASI and its affiliates.

The potential detriments to ASI and its affiliates are the increased costs and difficulty of operating as a public company and the dilution of their ownership stake in ASI as a result of the Business Combination.

Harmon Ventures

Assuming a Base Purchase Price of $1.5 billion, upon the consummation of the Business Combination, Harmon Ventures, which is controlled by Neal Harmon, ASI’s Chief Executive Officer, and his brother Jeffrey Harmon, ASI’s Chief Content Officer, will have the voting power to control the outcome of matters submitted to the Combined Company’s stockholders, which will enable the Combined Company to maintain a focus on ASI’s mission and make long-term decisions rather than being motivated by quarterly economic results. ASI’s mission is values-based and seeks to distribute stories that “amplify light” to mainstream audiences. See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination.”

Harmon Ventures, which is controlled by Neal Harmon, ASI’s Chief Executive Officer, and his brother Jeffrey Harmon, ASI’s Chief Content Officer, will have the unilateral power to control the outcome of matters submitted to the Combined Company’s stockholders and may have different views and goals than other stockholders of the Combined Company. See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” and “Risk Factors—Risks Relating to the Combined Company Common Stock Following the Business Combination—The dual-class structure of the Combined Company’s Common Stock will have the effect of concentrating voting control with the Combined Company’s Chief Executive Officer and certain other holders of Combined Company Class B Common Stock; this will limit or preclude your ability to influence corporate matters.”

Stakeholder	Benefits	Detriments

Unaffiliated stockholders of the Combined Company

The shares of the Combined Company’s Class A Common Stock would be publicly traded, thus creating additional liquidity opportunities for all stockholders and enhancing the Combined Company’s ability to access additional capital.

Concentrating control of the Combined Company’s stockholder voting in the hands of Harmon Ventures may result in different outcomes than unaffiliated stockholders of the Combined Company might prefer. See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” and “Risk Factors—Risks Relating to the Combined Company Common Stock Following the Business Combination—The dual-class structure of the Combined Company’s Common Stock will have the effect of concentrating voting control with the Combined Company’s Chief Executive Officer and certain other holders of Combined Company Class B Common Stock; this will limit or preclude your ability to influence corporate matters.”

SAC’s Board of Directors’ Reasons for the Business Combination

On September 9, 2024, the SAC board of directors (i) unanimously approved and adopted the Merger Agreement and related transaction agreements and the transactions contemplated thereby (including the Business Combination), (ii) determined that the Business Combination is advisable and fair to, and in the best interests of, SAC and its stockholders, and (iii) recommended that SAC’s stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Business Combination). In evaluating the Business Combination and making these determinations and this recommendation, the SAC board of directors consulted with SAC’s management and advisors and considered a number of factors.

The SAC board of directors and management considered the general criteria and guidelines that SAC believed would be important in evaluating prospective target businesses as described in the prospectus for the IPO. The SAC board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for the IPO, SAC stated that it intended to seek to acquire a leading financial services software or financial technology partner, with particular focus on the mortgage and real estate industries, SAC’s initial industry focus, that generates between $50.0 million and $100.0 million of revenues and is valued between $1.0 billion and $2.0 billion. In the prospectus for the IPO, SAC identified the following general investment criteria to screen for and evaluate target businesses although SAC also indicated it may pursue opportunities outside of this scope:

●	“Competitive Advantage. [SAC] will look for mission-critical companies with leading position, technology and product capability. [SAC’s] focus will be on businesses whose products or services are differentiated which creates strong barriers to entry and opportunity to create value by implementing best practices. [SAC] will opportunistically pursue a business with proven technology and market acceptance and that can be scaled for additional growth in the future.
●	Promising Financial Model. [SAC expects] to target a business that has historically been an efficient, leading provider of SaaS technologies. [SAC] will look to invest in companies that [SAC believes] have a large market opportunity for growth over the next five years driven by a differentiated strategy and a defensible competitive advantage.

●	Experienced Management Team. [SAC’s] team has an accomplished track record and deep understanding of the financial software industry. [SAC believes] its management team’s multifaceted expertise in assessing a target’s technology and potential will be an advantage in this industry. [SAC intends] to seek a business whose performance [SAC believes it] can improve by leveraging [SAC’s] transactional, financial, managerial and investment experience, as well as [its] extensive networks and insights. [SAC believes its] management team has the right skills and capabilities to enhance a target’s results and consolidate its competitive positions in its sectors.
●	Favorable Competitive Environment in an Attractive Growing Market. [SAC] will seek companies operating in growing industries with favorable dynamics and potential for consolidation. While [SAC] will target businesses with large markets with the potential to grow substantially through organic means, we will prioritize those targets that have platform opportunities to expand their addressable markets. By targeting strategic, product, customer segment and technology acquisitions, [SAC expects its] potential target business will be positioned to use its public currency and cash position to ideally generate accretive transactions that benefit shareholders.
●	Attractive Terms. [SAC intends] to focus on a target business that gives [its] investors access to market-leading technologies, exceptional management and a large market opportunity at an attractive price. [SAC believes] an initial business combination with [SAC] would offer private companies seeking access to the public markets and liquidity for their investors and shareholders an attractive alternative to a traditional initial public offering. By focusing on a partnership with the potential to achieve attractive risk-adjusted returns, [SAC believes it has] the potential to be a preferred partner for leading financial software companies.”

These criteria were not intended to be exhaustive. SAC stated in the IPO prospectus that any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as on other considerations, factors and criteria that its management may deem relevant. In the event that SAC decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, SAC indicated that it would disclose that the target business does not meet the above criteria in its stockholder communications related to its initial business combination.

As described in “—Background to the Business Combination,” following several months of active search for a potential business combination partner, SAC management determined that due to uncertainty and headwinds in the mortgage and real estate industries, it would be in SAC’s best interests to expand the scope of the search for a potential business combination target to include companies in other industries. In considering the Business Combination, the SAC board of directors determined that the Business Combination was an attractive business opportunity that generally met the above criteria and guidelines taken as a whole, although not weighted or in any order of significance.

SAC’s board of directors considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, SAC’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of SAC’s board of directors may have given different weight to different factors.

●	ASI and the Business Combination. The SAC board of directors considered the following factors related to ASI and the Business Combination:
●	ASI’s Large and Growing Addressable Market. According to Deadline, global box office revenues are growing and grossed an estimated $33.9 billion in 2023. The global TV and streaming video market is growing even faster and was estimated to surpass $700.0 billion in revenues in 2023, according to Omdia. According to TheNumbers.com, ASI was one of the top ten distributors in 2023, by domestic box office revenue. ASI’s theatrical releases have generated more than $300.0 million in global box office receipts since March 2023. SAC’s board of directors reviewed ASI’s pipeline of film and TV productions planned through 2025 and was impressed by the quantity and quality of the planned offerings.
●	ASI’s Guild Guides Production Decisions. ASI has taken a unique approach to production decisions through its Angel Guild. Through the Angel Guild, over 375,000 consumer members choose which film and television projects ASI will market and distribute. The SAC board of directors believes that ASI, with its differentiated offerings, combined with decision making informed by the Angel Guild, is well-positioned to become a leading media and film distribution studio.

●	ASI’s Business Model. The SAC board of directors believes that ASI has developed a differentiated and innovative theatrical strategy that combines the Angel Guild’s predictive capabilities in identifying films that deserve a theatrical release with the efficiency of crowdfunding production. During 2023, ASI released “His Only Son,” which on March 31, 2023, debuted at #3 in the U.S. box office according to distributor data provided to TheNumbers.com. On July 4, 2023, ASI released “Sound of Freedom,” which debuted at #1 in the U.S. box office according to distributor data provided to TheNumbers.com. In addition to ASI’s films and TV shows that launch theatrically, ASI considers multiple different distribution strategies for its films and TV shows, including licensing of the content across a wide range of global distribution platforms and networks that include TVOD, EST, SVOD, AVOD and FVOD. ASI also makes its content available through its own streaming service via the Angel App or on its website.
●	ASI’s Future Opportunities. The SAC board of directors believes that ASI has multiple paths for potential continued corporate and financial development, including accelerated Angel Guild membership additions and increased frequency of theatrical releases.
●	Experienced and Proven Management Team. The SAC board of directors believes that ASI’s management team possesses a long history in the media and motion picture industry with expertise in management, marketing, technology and finance. For additional information regarding ASI’s executive officers, see the section entitled “Management of the Combined Company Following the Business Combination.”
●	Bitcoin Treasury Strategy. The SAC board of directors reviewed ASI’s bitcoin treasury strategy. ASI has held at least 125 bitcoin on its balance sheet since 2021 as a strategic treasury asset. ASI plans to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to its core film and television production and distribution business.
●	Best Available Opportunity. The SAC board of directors determined, after a thorough review of other business combination opportunities reasonably available to SAC since the IPO in December 2021, that the proposed Business Combination represents the best potential business combination for SAC based upon its evaluation and assessment of numerous other potential acquisition targets. See “—Background to the Business Combination” for further information.
●	Continued Ownership by Existing Investors. The SAC board of directors considered that ASI’s existing equityholders would be receiving a significant amount of SAC Common Stock as its consideration and that all of the existing equityholders of ASI are “rolling over” their existing equity interests into equity interests in the Combined Company, which would represent approximately 94.9% of the outstanding common stock of the Combined Company immediately after the Closing, assuming, among other things, that no SAC public stockholders exercise their redemption rights in connection with the Business Combination and Company Interim Financing of approximately $10.0 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information. The SAC board of directors considered this as a sign of confidence by ASI’s equityholders in the Combined Company following the Business Combination and the benefits to be realized as a result of the Business Combination. Further, a portion of the proceeds to be delivered to the Combined Company in connection with the Business Combination (including from the Trust Account and from the parties’ fundraising efforts prior to the Closing (including the ASI Reg A Offering and the investment from Off the Chain Capital)), after repayment of SAC’s and ASI’s expenses in connection with the Business Combination, is expected to remain on the balance sheet of the Combined Company after the Closing in order to fund ASI’s existing operations and support new and existing growth initiatives.
●	Results of Due Diligence. The SAC board of directors considered the scope of the financial, commercial and legal due diligence investigation conducted by SAC’s management and outside advisors, including:
●	meetings and calls with ASI’s management team regarding its business, operations, technology, intellectual property and the proposed transaction; and
●	review of materials related to ASI and its business made available by ASI, including financial statements, corporate documents and other legal and business diligence. For more information, please see the section entitled “—Background to the Business Combination.”

●	Terms of the Merger Agreement. The SAC board of directors reviewed and considered the terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein. See “—The Merger Agreement” and “—Related Agreements” for detailed descriptions of the terms and conditions of these agreements.

The SAC board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

●	Potential Inability to Complete the Merger. The SAC board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to SAC if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. The directors considered the uncertainty related to the Closing, including due to conditions primarily outside of the control of the parties to the transaction, such as the need for SAC stockholder approval, ASI stockholder approval, antitrust clearance and the ability of the Combined Company to satisfy the initial listing requirements of the selected stock exchange. The Merger Agreement and the Sponsor Support Agreement each also include exclusivity provisions that prohibit SAC, the Sponsor and certain of their respective affiliates from soliciting other business combination proposals on behalf of SAC, which restricts SAC’s ability to consider other potential business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.
●	Redemption Risk. The SAC board of directors considered the risk that the current public stockholders of SAC would redeem their SAC Public Shares for cash in connection with the extension of SAC’s deadline to consummate the Business Combination from December 14, 2024 to September 30, 2025 or in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to the Combined Company following the consummation of the Business Combination. As of September 11, 2024, without giving effect to any future redemptions that may occur, the Trust Account had approximately $12.8 million in cash, invested in U.S. government securities.
●	ASI’s Business Risks. The SAC board of directors considered that SAC stockholders would be subject to the execution risks associated with the Combined Company if they retained their SAC Public Shares following the Closing, which were different from the risks related to holding SAC Public Shares of SAC prior to the Closing. In this regard, the SAC board of directors considered that there were risks associated with successful implementation of the Combined Company’s long-term business plan and strategy (including risks relating to ASI’s ability to execute on the production and distribution of its film and TV content and keep up with rapid technological change in the video industry, and the risks relating to ASI’s bitcoin treasury strategy, among others) and the Combined Company realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as new regulatory requirements or changes to existing regulatory requirements, changes in the stock market or the market for media and film generally and the potential negative impact of macroeconomic uncertainty. The SAC board of directors considered that any of these risks, if materialized, may decrease the actual benefits of the Business Combination and that SAC stockholders may not fully realize these benefits to the extent that they expected to retain the SAC Public Shares following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”
●	Post-Business Combination Corporate Governance. The SAC board of directors considered the corporate governance provisions of the Merger Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Combined Company following the Closing. Given that the existing equityholders of ASI will collectively control shares representing a majority of the Combined Company’s total outstanding shares of common stock upon completion of the Business Combination, the existing equityholders of ASI may be able to elect future directors and make other decisions (including approving certain transactions involving the Combined Company and other corporate actions) without the consent or approval of any of SAC’s current stockholders, directors or management team. Furthermore, given that holders of ASI Class B Common Stock and ASI Class F Common Stock will receive shares of Combined Company Class B Common Stock with ten votes per share as consideration upon the Closing, such holders may have outsized influence over the governance of the Combined Company following the Closing. See “SAC Stockholder Proposal No. 3: The Governance Proposals” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.
●	Limitations of Review. The SAC board of directors considered that the SAC management and SAC’s financial and accounting advisors reviewed only certain materials in connection with their due diligence and valuation review of ASI.

●	No Survival of Remedies for Breach of Representations, Warranties or Covenants of ASI. The SAC board of directors considered that the terms of the Merger Agreement provide that SAC will not have any surviving remedies against ASI or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the ASI representations, warranties or covenants set forth in the Merger Agreement. As a result, SAC stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of ASI prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The SAC board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of ASI will be, collectively, the majority equityholders in the Combined Company post-Closing.
●	Litigation. The SAC board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.
●	Fees and Expenses. The SAC board of directors considered the fees and expenses associated with completing the Business Combination, including the fact that the parties have agreed to use efforts to keep aggregate expenses incurred by SAC and ASI below $11.0 million and that the Sponsor has agreed to pay for any expenses incurred by SAC in excess of the SAC Expense Cap.
●	Diversion of Management. The SAC board of directors considered the potential for diversion of ASI’s management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects thereof on ASI’s business.

In addition to considering the factors described above, the SAC board of directors also considered that:

●	Interests of SAC’s Directors and Executive Officers. SAC’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of SAC’s stockholders, including that all of SAC’s directors and executive officers hold membership interests in the Sponsor, that a significant portion of the equity interests in SAC held directly or indirectly (via the Sponsor) by SAC’s directors and executive officers will only have value if a business combination is completed, and that certain members of the Sponsor had participated in the ASI Reg A Offering. However, SAC’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and/or are in this joint proxy statement/prospectus, (ii) the value of the equity interests in SAC held, directly or indirectly (via the Sponsor), by SAC’s directors and executive officers would fluctuate based on the future performance of the Combined Company Common Stock and (iii) the Sponsor had agreed to forfeit all of its SAC Private Placement Warrants in connection with the Closing. See “—Interests of SAC’s Directors and Executive Officers in the Business Combination” for further information about the interests of the SAC directors and executive officers in the Business Combination.

Based on its review of the foregoing considerations, the SAC board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects SAC stockholders will receive as a result of the Business Combination. The SAC board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The Business Combination Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. The Business Combination is not structured to require the approval of a majority of the unaffiliated stockholders of SAC. The SAC board of directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders of SAC for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination. The Business Combination was unanimously approved by the SAC board of directors.

The preceding discussion of the information and factors considered by the SAC board of directors is not intended to be exhaustive but includes the material factors considered by the SAC board of directors. In view of the complexity and wide variety of factors considered by the SAC board of directors in connection with its evaluation of the Business Combination, the SAC board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the SAC board of directors may have given different weight to different factors. The SAC board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of reasons for the SAC board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” For information regarding the ASI board of directors’ reasons for the Business Combination, see “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—ASI Board of Directors’ Reasons for the Business Combination.”

Satisfaction of 80% Test

The SAC Charter requires that SAC’s business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting fees). As of September 11, 2024, the date of the execution of the Merger Agreement, the balance of the Trust Account was approximately $12.8 million and 80% thereof represents approximately $10.3 million. SAC’s board of directors has determined that the Business Combination meets the 80% test.

Financing Arrangements

On September 10, 2024, ASI sold an aggregate of 661,375 shares of ASI Class C Common Stock, pursuant to the ASI Reg A Offering. The ASI Reg A Offering was conducted pursuant to the ASI Reg A Offering Statement. The price of the ASI Class C Common Stock was $30.24 per share, for gross proceeds of approximately $20.0 million. No selling commissions were paid in connection with the sale of these shares of ASI Class C Common Stock. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

The Merger Agreement provides that ASI and SAC will, during the Interim Period, use reasonable best efforts to enter into Interim Financing in the amount ASI reasonably determines to be necessary. On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C Common Stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C Common Stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C Common Stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities.

ASI and SAC intend to seek additional capital from investors to support the Combined Company post-Closing, and the terms of such financing will be disclosed in subsequent amendments to this joint proxy statement/prospectus as applicable. The Business Combination is not subject to a minimum cash or financing condition.

Dilution

Dilution per share to the original investors in SAC is determined by subtracting pro forma as adjusted net tangible book value per share after the Business Combination from the initial public offering price per share paid by the original investors in SAC as set forth as follows under the below redemption scenarios. Each additional 250,000 shares redeemed would result in dilution of net tangible book value of $0.02 per share.

	No Redemption Scenario	Maximum Redemption Scenario
Initial public offering price per share of SAC	$10.00	$10.00
Pro forma net tangible book value per share as of June 30, 2024, as adjusted(1)	0.19	0.16
Difference between initial public offering price of SAC and pro forma net tangible book value per share, as adjusted	$9.81	$9.84
(1)	Calculation of pro forma net tangible book value is as follows:

Pro forma net tangible book value of Combined Company at June 30, 2024(2)	29,731	25,582
Pro forma outstanding shares of Combined Company Common Stock	159,063,113	158,689,866
Pro forma net tangible book value per share as of June 30, 2024, as adjusted	$0.19	$0.16
(2)	Pro forma net tangible book value of the Combined Company as of June 30, 2024 is calculated as follows: pro forma condensed combined (i) total assets, less (ii) intangible assets, less (iii) total liabilities.

For the No Redemption Scenario, the valuation of the Combined Company would need to equal $1.591 billion in order for the non-redeeming stockholders’ interest per share to be at least the initial public offering price per share of SAC Class A Common Stock.

The following table illustrates potential sources of dilution under each scenario that may occur following the consummation of the Business Combination (assuming that all Combined Company Options are cash-settled).

	No Redemption Scenario	Maximum Redemption Scenario
Options to purchase Combined Company Class A Common Stock	12,719,067	12,719,067
Options to purchase Combined Company Class B Common Stock	15,866,002	15,866,002
Total potentially dilutive Combined Company Common Stock	28,585,069	28,585,069

Stockholders will experience additional dilution to the extent the Combined Company issues additional shares of Combined Company Common Stock after the Closing of the Business Combination. The table above excludes shares of Combined Company Common Stock that will initially be available for issuance under the 2024 Plan.

Ownership Following the Business Combination

As of October 29, 2024, there are (i) 5,363,113 shares of SAC Class A Common Stock (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption and 4,200,000 shares of SAC Class A Common Stock held by the Sponsor) and 1,550,000 shares of SAC Class B Common Stock issued and outstanding (including 50,004 shares of SAC Class B Common Stock held by the Sponsor and 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors), (ii) 11,500,000 SAC Public Warrants issued and outstanding, (iii) 11,700,000 SAC Private Placement Warrants issued and outstanding, all of which are held by the Sponsor and (iv) 7,963 SAC Units issued and outstanding.

It is anticipated that, following the Business Combination, (i) SAC’s public stockholders will own approximately 1.5% of outstanding Combined Company Common Stock, (ii) ASI stockholders will own approximately 94.9% of outstanding Combined Company Common Stock, (iii) the Sponsor will own approximately 2.7% of outstanding Combined Company Common Stock and (iv) the Third-Party SAC Investors will own approximately 0.9% of outstanding Combined Company Common Stock. These percentages assume that (i) no SAC public stockholders exercise their redemption rights in connection with the Business Combination and (ii) the Combined Company issues shares of Combined Company Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 151,000,000 shares of Combined Company Common Stock (assuming that all ASI Options are cash-settled). If the actual facts are different from these assumptions, these percentages will be different. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The following table illustrates the estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on varying levels of redemptions by the SAC public stockholders, excluding the dilutive effect of the outstanding ASI Options that will be assumed by the Combined Company in the Business Combination:

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		49.9%	79,478,036		50.1%
Combined Company Class B shares held by ASI Stockholders(2)	71,521,964		45.0%	71,521,964		45.1%
Combined Company Class A shares held by Sponsor(3)	4,250,004		2.7%	4,250,004		2.7%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	1.5%	1,939,866	(5)	1.2%
Combined Company Class A shares held by Third-Party SAC Investors(6)	1,499,996		0.9%	1,499,996		0.9%
	159,063,113		100.0%	158,689,866		100.0%
(1)	Consists of Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A Common Stock and ASI Class C Common Stock upon the Closing.
(2)	Consists of Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B Common Stock and ASI Class F Common Stock upon the Closing.
(3)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(5)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(6)	Consists of 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

The following table illustrates the estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on varying levels of redemptions by the SAC public stockholders, including the impact on potential dilution from ASI Options (assuming that all ASI Options are cash-settled):

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		Percentage	Shares		Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		42.3%	79,478,036		42.4%
Combined Company Class A shares held by holders of ASI Options(2)	12,719,067		6.8%	12,719,067		6.8%
Combined Company Class B shares held by ASI Stockholders(3)	71,521,964		38.1%	71,521,964		38.2%
Combined Company Class B shares held by holders of ASI Options(4)	15,866,002		8.5%	15,866,002		8.5%
Combined Company Class A shares held by Sponsor(5)	4,250,004		2.3%	4,250,004		2.3%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(6)	1.2%	1,939,866	(7)	1.0%
Combined Company Class A shares held by Third-Party SAC Investors(8)	1,499,996		0.8%	1,499,996		0.8%
Total	187,648,182		100.0%	187,274,935		100.0%
(1)	Consists of Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A and Class C Common Stock upon the Closing.
(2)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class C Common Stock for the right to receive options to purchase Combined Company Class A Common Stock upon the Closing pursuant to the Merger Agreement.
(3)	Consists of Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B and Class F Common Stock upon the Closing.
(4)	Consists of shares potentially issuable as a result of the exchange of options to purchase ASI Class F Common Stock for the right to receive options to purchase Combined Company Class B Common Stock upon the Closing pursuant to the Merger Agreement.
(5)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(6)	Consists of (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(7)	Consists of (a) 789,866 SAC Public Shares and (b) 1,150,000 shares held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(8)	Consists of 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. The Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

Compensation Received by the Sponsor and its Affiliates

The Sponsor is owned by Jeb Spencer, SAC’s Chief Executive Officer, Jared Stone, the Chairman of SAC’s board of directors, and other investors, including all of SAC’s directors. The Sponsor is controlled by Mr. Spencer and Mr. Stone. The board of managers of the Sponsor consists of Mr. Spencer and Mr. Stone, and Mr. Spencer serves as Chief Executive Officer of the Sponsor. Mr. Spencer and Mr. Stone, together with their affiliates, collectively own approximately 66% of the membership interests in the Sponsor.

As of the date of this joint proxy statement/prospectus, the Sponsor holds 4,200,000 shares of SAC Class A Common Stock, 50,004 shares of SAC Class B Common Stock and 11,700,000 SAC Private Placement Warrants. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, immediately prior to and contingent upon the Closing, forfeit all SAC Private Placement Warrants held by it. Accordingly, at the Closing, the Sponsor’s shares of SAC Class A Common Stock and SAC Class B Common Stock will be converted into a total of 4,250,004 shares of Combined Company Class A Common Stock, and no SAC Private Placement Warrants will be outstanding.

Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, among other things, (i) vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, (ii) waive its redemption rights in connection with the consummation of the Business Combination with respect to any shares of SAC Common Stock held by the Sponsor, (iii) pay for expenses incurred by SAC in connection with the Business Combination in excess of the SAC Expense Cap and (iv) until the Closing, fund the ordinary working capital expenses of SAC in connection with the Business Combination. The Sponsor did not receive any compensation in exchange for its agreement to waive its redemption rights. The shares of SAC Common Stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor Support Agreement also provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form.

In connection with the IPO, the Sponsor agreed to lend SAC an aggregate of up to $350.0 thousand to cover expenses related to the IPO pursuant to a promissory note, which was non-interest bearing and payable on completion of the IPO. SAC fully repaid the outstanding balance of the note on December 14, 2021. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account.

At the Closing, pursuant to the Merger Agreement, the Combined Company will use its available cash, including the proceeds from any financing and cash from the Trust Account, to pay certain transaction expenses incurred by SAC in connection with the Business Combination and to reimburse or pay the Sponsor for any outstanding loans or other obligations of SAC to the Sponsor; provided, that the Sponsor will pay for expenses of SAC that exceed the SAC Expense Cap as set forth in the Sponsor Support Agreement. SAC currently estimates that the total amount payable for SAC transaction expenses is approximately $9.4 million, which includes $7.5 million of SAC transaction expenses payable by the Combined Company and approximately $1.9 million of SAC transaction expenses payable by the Sponsor for the expenses of SAC that exceed the SAC Expense Cap. The $7.5 million of SAC transaction expenses payable by the Combined Company consist of $4.2 million of underwriting, advisory and other professional fees incurred by SAC, $1.0 million for a premium on a directors’ and officers’ tail insurance policy and $2.3 million for the payment of SAC’s excise tax payable. SAC currently estimates that the total amount payable for any outstanding loans or other obligations of SAC to the Sponsor is approximately $0.2 million payable to the Sponsor for the outstanding principal balance under the Sponsor Promissory Note. The retention of shares by the Sponsor and its affiliates and the reimbursement payable to the Sponsor at the Closing will not result in a material dilution of the equity interests of non-redeeming SAC public stockholders. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Interests of SAC’s Directors and Executive Officers in the Business Combination

Unless the context otherwise requires, all references in this subsection to the “Company,” “SAC,” “we,” “us,” or “our” refer to SAC prior to the consummation of the Business Combination.

When you consider the recommendation of SAC’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and SAC’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SAC stockholders and warrantholders generally. These interests include, among other things, the interests listed below:

●	On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. On May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. In exchange for commitments made by the Third-Party SAC Investors in the Non-Redemption Agreements, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor. As of the date of this joint proxy statement/prospectus, the Sponsor held 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock. If SAC does not consummate a business combination by December 14, 2024 (or during any Extension Period), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding SAC Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor would be worthless because following the redemption of the SAC Public Shares, SAC would likely have few, if any, net assets and because the Sponsor and SAC’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any SAC Common Shares held by it or them, as applicable, if SAC fails to complete a business combination within the required period. The Sponsor and each officer and director of SAC did not receive any compensation in exchange for their agreement to waive these redemption rights. SAC’s directors and officers, including Jared Stone and Jeb Spencer, have an economic interest in the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor. The 4,250,004 shares of Combined Company Common Stock into which the 4,250,004 shares of SAC Class A Common Stock (after conversion of the 50,004 shares of SAC Class B Common Stock into 50,004 shares of SAC Class A Common Stock) held by the Sponsor will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $47.0 million based upon the closing price of $11.06 per public share on October 29, 2024. However, given that such 4,250,004 shares of Combined Company Common Stock will be subject to certain restrictions, including those described above pursuant to the Lock-Up Agreement, SAC believes such shares have less value.

●	The personal and financial interests of the Sponsor and SAC’s officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. This risk may become more acute as the deadline for completing SAC’s initial business combination nears. In particular, because the shares of SAC Class B Common Stock and any shares issued upon conversion thereof (including the shares of SAC Class A Common Stock issued to the Sponsor upon the Conversion) were purchased at approximately $0.004 per share, the holders of shares of SAC Class B Common Stock (including SAC’s officers and directors that indirectly own shares of SAC Class B Common Stock through their ownership in the Sponsor) and SAC Class A Common Stock issued upon conversion thereof could make a substantial profit after SAC’s initial business combination even if SAC’s public stockholders lose money on their investment as a result of the post-combination value of their shares of SAC Class A Common Stock (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) being less than the amount for which they purchased those shares ($10.00 per SAC Unit in the case of public stockholders that purchased in the IPO). For example, a holder of 1,000 shares of SAC Class B Common Stock would have paid approximately $4.00 to obtain such shares. At the time of an initial business combination, such holder would be able to convert such shares of SAC Class B Common Stock into 1,000 shares of SAC Class A Common Stock, and would receive the same consideration in connection with SAC’s initial business combination as a public stockholder for the same number of shares of SAC Class A Common Stock. If the value of the shares of SAC Class A Common Stock on a post-combination basis (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) were to decrease to $5.00 per share of SAC Class A Common Stock, the holder of shares of SAC Class B Common Stock would obtain a profit of approximately $5.0 thousand on account of the 1,000 shares of SAC Class B Common Stock that the holder had converted into shares of SAC Class A Common Stock in connection with the initial business combination. By contrast, for example, a public stockholder holding 1,000 shares of SAC Class A Common Stock, which were purchased by such public stockholder in SAC’s IPO, would lose approximately $5.0 thousand in connection with the same transaction.
●	In connection with SAC’s IPO, the Sponsor purchased an aggregate of 11,700,000 SAC Private Placement Warrants for a purchase price of $1.00 per warrant. Each SAC Private Placement Warrant entitles the holder thereof to purchase one share of SAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The SAC Private Placement Warrants (including the SAC Class A Common Stock issuable upon exercise of the SAC Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or its permitted transferees until 30 days after the completion of SAC’s initial business combination. If SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period, SAC’s warrants will expire worthless. Pursuant to the Sponsor Support Agreement, however, the Sponsor agreed to, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor; as such, SAC believes such SAC Private Placement Warrants have no value.
●	In connection with SAC’s IPO, on December 9, 2021, SAC, the Sponsor and SAC’s initial directors and executive officers entered into a letter agreement pursuant to which, among other things, the Sponsor and each of SAC’s directors and executive officers agreed to waive their respective redemption rights in respect of any shares of SAC Class B Common Stock and SAC Public Shares held by them. On January 6, 2022, in connection with the election of Matthew Hansen and Jennifer Nuckles to SAC’s board of directors, SAC entered into a letter agreement with such new directors on substantially the same terms as the December 9, 2021 letter agreement. No additional consideration was received by the Sponsor, directors and executive officers in connection with such agreements.

●	The Sponsor and SAC’s officers and directors are now, and/or may in the future become, affiliated with entities (such as operating companies, investment vehicles or other blank check companies) that are engaged in a similar business to SAC. SAC does not have employment contracts with its officers and directors that will limit their ability to work at other businesses. As such, SAC’s officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SAC completing its initial business combination. As a result, SAC’s officers or directors could have conflicts of interest in determining whether to present business combination opportunities to SAC or to any other entity with which they may become involved. Each of SAC’s officers and directors presently has, and/or in the future may have, additional, fiduciary or contractual duties or obligations to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of SAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual duties or obligations to present the opportunity to such entity, he or she will honor these duties or obligations to present such business combination opportunity to such entity. These conflicts may not be resolved in SAC’s favor and a potential target business may be presented to another entity prior to its presentation to SAC. Even if an officer or director of SAC does not have any fiduciary or contractual duties or obligations to another entity, such officer or director may, nonetheless, choose to present business combination opportunities to other entities before presenting them to SAC if such officer or director is not prohibited by the SAC Charter from doing so. The SAC Charter provides that SAC renounce its interest in any corporate opportunity offered to any director or officer unless such opportunity is offered to such person solely in his or her capacity as a director or officer of SAC and such opportunity is one SAC is legally and contractually permitted to undertake and would otherwise be reasonable for SAC to pursue, and to the extent the director or officer is permitted to refer that opportunity to SAC without violating another legal obligation. Because SAC was the only special purpose acquisition company or similar vehicle managed by the Sponsor during SAC’s search period for a potential target business and no affiliates of the Sponsor managed vehicles that might have competed with SAC for a transaction of this nature, SAC and the Sponsor did not have to address potential conflicts concerning the entity that would be the acquirer in the Business Combination. Further, SAC was not aware of any officer or director of SAC who was required to forego presenting any opportunity to acquire a target business to SAC as a result of a pre-existing fiduciary or contractual obligation, and, to SAC’s knowledge, the waiver of the corporate opportunities doctrine in the SAC Charter did not impact SAC’s search for an acquisition target.
●	SAC has not adopted a policy that expressly prohibits the Sponsor or SAC’s officers or directors or any of its respective affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by SAC or in any transaction to which SAC is a party or have an interest. SAC does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by SAC. Affiliates of the Sponsor have invested in entities in a diverse range of industries. As a result, there may be substantial overlap between companies that would be suitable business combination candidates for SAC and companies that would make an attractive investment and/or target for such other entities.
●	SAC’s officers and directors are not required to, and will not, commit their full time to SAC’s affairs, which may result in a conflict of interest in allocating their time between SAC’s operations and SAC’s search for a business combination and their other responsibilities. SAC does not intend to have any full-time employees prior to the completion of its business combination. Each of SAC’s officers and directors is and/or may be engaged in several other business endeavors for which they may be entitled to substantial compensation and SAC’s officers and directors are not obligated to contribute any specific number of hours per week to SAC’s affairs. If SAC’s officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to SAC’s affairs which may have a negative impact on SAC’s ability to complete its initial business combination.
●	SAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under SAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement. The Sponsor, for which Mr. Spencer and Mr. Stone serve on the board of managers and in which they and SAC’s other directors have an ownership interest, will also be entitled to certain indemnification from the Combined Company after the Merger pursuant to the Merger Agreement.

●	Upon redemption of SAC Public Shares, if SAC is unable to complete its initial business combination by December 14, 2024, or during any Extension Period, or upon the exercise of a redemption right in connection with its initial business combination, SAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SAC within the 10 years following redemption. Accordingly, the per share redemption amount received by SAC public stockholders could be less than the $10.20 per SAC Public Share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to SAC if and to the extent any claims by a third party (other than SAC’s independent registered public accounting firm) for services rendered or products sold to SAC, or a prospective target business with which SAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per SAC Public Share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per SAC Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under SAC’s indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy those obligations.
●	Under the IRA, which was signed into federal law on August 16, 2022, a 1% U.S. federal excise tax could be imposed on SAC in connection with redemptions. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. Pursuant to the Merger Agreement and the Sponsor Support Agreement, the Sponsor has agreed to pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC, including any taxes required to be paid by SAC in respect of any redemptions pursuant to the IRA, that exceed the SAC Expense Cap. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy this obligation and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy this obligation. See “—The Merger Agreement—Fees and Expenses” and “—Related Agreements—Sponsor Support Agreement.”
●	The Sponsor, SAC’s officers and directors and their respective affiliates are entitled to reimbursement of all out-of-pocket expenses incurred by them in connection with certain activities on SAC’s behalf, such as identifying possible target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SAC’s behalf. However, if SAC fails to consummate a business combination by December 14, 2024 (or during any Extension Period), they will not have any claim against the Trust Account for reimbursement. Accordingly, SAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date. Furthermore, SAC has entered into a letter agreement with the Sponsor pursuant to which SAC is required to pay the Sponsor a total of $15.0 thousand per month for office space, utilities and secretarial and administrative services, commencing on December 10, 2021. Upon the earlier of the consummation of SAC’s initial business combination and its liquidation, SAC will cease paying these monthly fees. Accordingly, assuming the consummation of SAC’s initial business combination takes until December 14, 2024, the Sponsor will be paid a total of approximately $411.5 thousand for these services.
●	If the Closing occurs, the Combined Company will, concurrently with the effective time of the Merger, or at such later time as may be agreed by SAC, ASI and the applicable third party recipient of the payment, pay or cause to be paid all accrued and unpaid transaction expenses of ASI and pay or cause to be paid all accrued and unpaid transaction expenses of SAC; provided, that the Sponsor will pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC that exceed the SAC Expense Cap. However, if the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. See “—The Merger Agreement—Fees and Expenses.”

●	In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, SAC’s management team and the Sponsor and any of their respective affiliates may, but none of them is obligated to, lend SAC funds as may be required. If SAC completes its initial business combination, the post-business combination company would repay such lent amounts out of the proceeds of the Trust Account released to the post-business combination company. In the event that SAC’s initial business combination is not completed by December 14, 2024 or during any Extension Period, SAC may use a portion of the working capital held outside the Trust Account to repay such lent amounts but no proceeds from the Trust Account would be used for such repayment. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account. The Sponsor Support Agreement provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form. Prior to SAC’s initial business combination, SAC does not expect to seek loans from parties other than SAC’s management team or the Sponsor or any of their respective affiliates, if any, as SAC does not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.
●	Pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.
●	The Sponsor has designated Mr. Stone, chairman of the board of directors of SAC, to be a director of the Combined Company upon the Closing. SAC and ASI have also agreed to nominate Ms. Nuckles, a director of SAC, for election to the board of directors of the Combined Company. See “—The Merger Agreement—Covenants and Agreements—Covenants of SAC,” “SAC Stockholder Proposal No. 4: The Director Election Proposal” and “Management of the Combined Company Following the Business Combination.” As such, in the future, Ms. Nuckles, Mr. Stone or other current directors or officers of SAC may receive cash fees, stock options, stock awards or other remuneration that the Combined Company board of directors may determine to pay its directors.
●	The fact that certain members of the Sponsor and SAC’s directors and officers have participated in the ASI Reg A Offering and may further participate in the Interim Financing at a discounted valuation to the valuation of ASI in the Business Combination.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed to, among other things, vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock) and [no] SAC Public Warrants. Accordingly, it is more likely that the necessary SAC stockholder approvals and SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal. None of the proposals presented at the SAC Special Meeting is conditioned on the approval by the holders of a majority of the SAC Common Shares held by SAC stockholders other than the Sponsor or its affiliates and none of the proposals presented at the SAC Warrantholders Meeting is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by SAC warrantholders other than the Sponsor or its affiliates.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares or SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals or the Warrant Amendment Proposal, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares or SAC Public Warrants from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares or SAC Public Warrants, vote their SAC Public Shares or SAC Public Warrants in favor of the Condition Precedent Proposals or Warrant Amendment Proposal or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share or SAC Public Warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the requirement that the holders of a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal, (5) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the SAC Warrantholders Adjournment Proposal, (6) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (7) otherwise limiting the number of SAC Public Shares electing to redeem and (8) the conditions to the consummation of the Business Combination being otherwise satisfied.

Entering into any such arrangements may have a depressive effect on the SAC Common Shares and SAC Public Warrants (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares or warrants he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Special Meeting and the SAC Warrantholders Meeting and would likely increase the chances that such proposals would be approved. SAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the SAC Special Meeting or the SAC Warrantholders Meeting or the redemption level. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

In light of the foregoing, the Sponsor and SAC’s directors and executive officers will receive material benefits from the completion of a business combination and may be incentivized to complete the Business Combination with ASI rather than liquidate even if (i) ASI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to SAC stockholders. As a result, the Sponsor and SAC’s directors and officers may have interests in the completion of the Business Combination that are materially different from, and may conflict with, the interests of other stockholders. Furthermore, the Sponsor may receive a positive rate of return on its investment(s) in SAC Common Shares, even if SAC’s public stockholders experience a negative return on their investment after consummation of the Business Combination. The existence of financial and personal interests of one or more of SAC’s directors may therefore result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders and warrantholders vote for the proposals.

For information regarding the interests of ASI’s directors and executive officers in the Business Combination, see “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination.”

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the exercise of redemption rights and the Warrant Amendment, see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with GAAP. Under this method of accounting, SAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ASI issuing stock for the net assets of SAC, accompanied by a recapitalization. The net assets of SAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The determination of ASI as the accounting acquirer considered various factors, including that ASI’s existing stockholders are expected to have the greatest voting interest in the Combined Company, ASI’s existing stockholders are expected to designate the greatest number of directors of the Combined Company, ASI will comprise the ongoing operations of the Combined Company, ASI’s relevant measures, such as assets, revenues and earnings, are higher than SAC’s, and ASI’s existing senior management will comprise the senior management of the Combined Company.

In addition to the expectation that the Business Combination will be treated as a reverse recapitalization with ASI as the accounting acquirer, it is also expected that ASI will be treated as the predecessor in accordance with Rule 405 of Regulation C of the Code of Federal Regulations of the United States. ASI is expected to be treated as the predecessor because SAC, which is the initial registrant, will succeed to all of the business of ASI, and SAC’s own operations before the succession are insignificant relative to the operations of ASI that will be legally acquired by SAC.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On November 5, 2024, SAC and ASI filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SAC cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, SAC cannot assure you as to its result.

Neither SAC nor ASI is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions, will be obtained.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. If the actual facts are different from the assumptions described below, the amounts in the tables below could differ.

	Sources
(in millions)	No Redemption Scenario	Maximum Redemption Scenario
Funds held in Trust Account(1)	$13	$13
ASI stockholders(2)	1,510	1,510
Total Sources	$1,523	$1,523
(1)	Represents the amount of marketable securities held in Trust Account as of the estimated Closing Date.
(2)	This amount assumes that 151,000,000 shares of Combined Company Common Stock are issued to ASI stockholders at $10.00 per share as the Aggregate Merger Consideration pursuant to the Merger Agreement. This amount is calculated pursuant to the terms of the Merger Agreement and is based on a pre-transaction equity value of ASI equal to $1.5 billion plus an additional $10.0 million of Company Interim Financing (refer to section titled, “Unaudited Pro Forma Condensed Combined Financial Information” for additional details).
	Uses
(in millions)	No Redemption Scenario	Maximum Redemption Scenario
ASI stockholders(1)	$1,510	$1,510
Cash to balance sheet	1	(3)
Redemptions	—	4	(2)
Transaction costs(3)	12	12
Total Uses	$1,523	$1,523
(1)	This amount assumes that 151,000,000 shares of Combined Company Common Stock are issued to ASI stockholders at $10.00 per share as the Aggregate Merger Consideration pursuant to the Merger Agreement. This amount is calculated pursuant to the terms of the Merger Agreement and is based on a pre-transaction equity value of ASI equal to $1.5 billion plus an additional $10.0 million of Company Interim Financing (refer to section titled, “Unaudited Pro Forma Condensed Combined Financial Information” for additional details).
(2)	This scenario assumes that the maximum possible redemptions of 373,247 SAC Class A Common Stock are redeemed for cash at an assumed redemption price of $11.12 per share. Refer to the section titled, “Unaudited Pro Forma Condensed Combined Financial Information” for additional details regarding the maximum possible redemptions that can occur that will allow the Business Combination to close.
(3)	This amount includes the assumed payment on the Closing Date of the following transaction related costs, (a) $3.6 million of advisory, legal and other professional fees incurred by ASI, (b) $4.3 million of underwriting, advisory and other professional fees incurred by SAC, (c) $0.5 million of accrued offering costs and certain other accrued legal expenses incurred by SAC, (d) $1.0 million premium for a six-year prepaid directors’ and officers’ tail insurance policy incurred by SAC, (e) $2.4 million settlement of excise tax payable incurred by SAC and (f) $0.2 million of new directors’ and officers’ insurance incurred by ASI.

Board of Directors of the Combined Company Following the Business Combination

The Combined Company board will consist of five members upon the Closing of the Business Combination and will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors will be divided among the three classes as follows:

●	the Class I directors will be Jennifer Nuckles and Jared Stone, and their terms will expire at the first annual meeting of stockholders of the Combined Company following the Closing;

●	the Class II directors will be Paul Ahlstrom and Katie Liljenquist, and their terms will expire at the second annual meeting of stockholders of the Combined Company following the Closing; and
●	the Class III directors will be Neal Harmon, and his term will expire at the third annual meeting of stockholders of the Combined Company following the Closing.

See “SAC Stockholder Proposal No. 4: The Director Election Proposal” and “Management of the Combined Company Following the Business Combination” for additional information.

Certificate of Incorporation; Bylaws

If the Business Combination is to be consummated, SAC will replace the SAC Charter and SAC Bylaws with the Proposed Charter and the Proposed Bylaws of the Combined Company, in each case, under the DGCL. See “SAC Stockholder Proposal No. 3: The Governance Proposals” for additional information.

Name; Headquarters

The name of the Combined Company after the Business Combination will be Angel Studios, Inc. and its headquarters will be located at 295 W Center Street, Provo, Utah 84601.

Certain Engagements in Connection with the Business Combination and Related Transactions

SAC has engaged Oppenheimer to act as financial advisor to SAC in connection with the Business Combination.

Oppenheimer (together with its affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. Oppenheimer and its affiliates may provide investment banking and other commercial dealings to SAC, ASI and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, Oppenheimer and its affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of SAC or ASI, or their respective affiliates. Oppenheimer and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Vote Required for Approval

The Business Combination Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SAC Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SAC Common Shares.

The Business Combination Proposal does not require the approval of a majority of the unaffiliated stockholders of SAC. The SAC board of directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders of SAC for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination.

Recommendation of SAC’s Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC STOCKHOLDER PROPOSAL NO. 2: THE CHARTER PROPOSAL

Overview

The Charter Proposal—SAC’s stockholders are also being asked to consider and vote upon a proposal to approve the Proposed Charter, in the form attached to this joint proxy statement/prospectus as Annex H, upon the consummation of the Business Combination.

See the section titled “Comparison of SAC’s Stockholder Rights” for a summary of the principal proposed changes and the differences between the SAC Charter and the Proposed Charter which is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this joint proxy statement/prospectus as Annex H. All stockholders and other interested parties are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Reasons for the Amendments to the SAC Charter

The Proposed Charter was negotiated as part of the Business Combination and in the judgment of the SAC board of directors, the proposed changes to the SAC Charter are necessary to be reflected in the Proposed Charter and advisable to facilitate the Business Combination and the needs of the Combined Company.

Vote Required for Approval

The Charter Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Special Meeting and will have the same effect as a vote AGAINST the Charter Proposal. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting and will therefore have the same effect as a vote AGAINST the Charter Proposal. A failure to vote will have the same effect as a vote AGAINST the Charter Proposal.

The Charter Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Charter Proposal will have no effect, even if approved by the holders of the SAC Class A Common Stock and SAC Class B Common Stock, entitled to vote thereon.

Recommendation of the SAC Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC STOCKHOLDER PROPOSAL NO. 3: THE GOVERNANCE PROPOSALS

Overview

The Governance Proposals — SAC’s stockholders are also being asked to consider and vote upon, on a non - binding advisory basis, the Governance Proposals with respect to certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions.

This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non - binding advisory vote on the Governance Proposals, SAC intends that the Proposed Charter and the Proposed Bylaws will take effect upon the consummation of the Business Combination (assuming approval of the Condition Precedent Proposals).

The material differences between the Proposed Charter and the current SAC Charter are set forth in the following summary table. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this joint proxy statement/prospectus as Annex H. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Proposal	SAC Charter/SAC Bylaws	Proposed Charter/Proposed Bylaws
Number of Authorized Shares (SAC Stockholder Proposal No. 3A)

The SAC Charter provides that SAC is authorized to issue up to 200,000,000 shares of SAC Class A Common Stock, $0.0001 par value per share, 20,000,000 shares of SAC Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of SAC Preferred Stock, par value $0.0001 per share.

The Proposed Charter will authorize the issuance of up to (i) [__] shares of Combined Company Class A Common Stock, (ii) [__] shares of Combined Company Class B Common Stock and (iii) [__] shares of Combined Company Preferred Stock.

Voting Power (SAC Stockholder Proposal No. 3B)

The SAC Charter provides that SAC stockholders are entitled to one vote for each share held on all matters to be voted on by stockholders.

Only holders of SAC Class B Common Stock have the right to elect all of SAC directors prior to the consummation of SAC’s initial business combination. This provision of the SAC Charter may only be amended if approved by the holders of a majority of the outstanding shares of SAC Class B Common Stock. On any other matter submitted to a vote of SAC stockholders, holders of SAC Class B Common Stock and holders of SAC Class A Common Stock will vote together as a single class, except as required by applicable law or stock exchange rule.

The Proposed Charter provides that each outstanding share of Combined Company Class A Common Stock will be entitled to one vote and each outstanding share of Combined Company Class B Common Stock will be entitled to ten votes.

Section 203 of DGCL (SAC Stockholder Proposal No. 3C)	The SAC Charter provides that SAC is not subject to the provisions of Section 203 of the DGCL.	The Proposed Charter of the Combined Company does not opt out of being subject to the provisions of Section 203 of the DGCL.
Board Structure (SAC Stockholder Proposal No. 3D)	The SAC Charter does not provide for a staggered board structure.	The Proposed Charter will provide for a staggered board structure with three classes of directors, Class I, Class II and Class III, each of which will generally serve for a term of three years.

Special Meetings (SAC Stockholder Proposal No. 3E)

The SAC Charter provides that special meetings of SAC stockholders may be called only by a majority vote of SAC’s board of directors, by its Chief Executive Officer or by the Chair of its board of directors.

The Proposed Charter and Proposed Bylaws will provide stockholders with the right to call special meetings.

Name (SAC Stockholder Proposal No. 3F(i))	Southport Acquisition Corporation	Angel Studios, Inc.

Duration of Existence (SAC Stockholder Proposal No. 3F(ii))

The SAC Charter provides that if SAC does not consummate the Business Combination and fails to complete an initial business combination by December 14, 2024, it will be required to (1) redeem 100% of the SAC Public Shares and (2) dissolve and liquidate.

The Proposed Charter deletes the liquidation provision in the SAC Charter and retains the default of perpetual existence under the DGCL.

Proposal	SAC Charter/SAC Bylaws	Proposed Charter/Proposed Bylaws

Provisions Specific to a Blank Check Company (SAC Stockholder Proposal No. 3F(iii))	Under the SAC Charter, Article IX sets forth various provisions related to SAC’s operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter deletes the provisions previously included as Article IX in the SAC Charter in their entirety because, upon the Closing, SAC will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of SAC and the terms governing SAC’s consummation of a proposed business combination will not be applicable following the Closing and thus will be deleted.

Reasons for the Amendments to the Existing SAC Charter

In the judgment of the SAC board of directors, the Proposed Charter is necessary to address the needs of the Combined Company following the Closing. In particular:

●	The greater number of authorized shares (SAC Stockholder Proposal No. 3A) of capital stock is desirable for the Combined Company to have sufficient shares to complete the Business Combination. Additionally, the SAC board of directors believes that it is important for the Combined Company to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future equity incentive plans, pursuant to which the Combined Company may provide equity incentives to employees, officers and directors. The SAC board of directors believes that these additional shares will provide the Combined Company with needed flexibility to issue shares in the future in a timely manner and under circumstances the Combined Company considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
●	The Proposed Charter (SAC Stockholder Proposal No. 3B) provides that holders of Combined Company Class B Common Stock will be entitled to ten votes per share of Combined Company Class B Common Stock on each matter properly submitted to the stockholders entitled to vote. Assuming a Base Purchase Price of $1.51 billion, upon the consummation of the Business Combination, a total of 48,645,744 shares of Combined Company Class B Common Stock will be held by Harmon Ventures, in which Mr. Neal Harmon, ASI’s Chief Executive Officer, owns a 47.5% interest and Mr. Jeffrey Harmon, ASI’s Chief Content Officer and the brother of Mr. Neal Harmon, owns a 47.2% interest, and which is controlled by Messrs. Neal and Jeffrey Harmon. See section titled “Beneficial Ownership of Securities” in this joint proxy statement/prospectus for more information. Currently, Harmon Ventures holds 32.2% of the outstanding shares of ASI Common Stock, representing 15.8% of the voting power of the outstanding ASI Common Stock. Under the proposed dual-class common stock structure of the Combined Company, and assuming the No Redemption Scenario, Harmon Ventures will hold 30.6% of the outstanding shares of Combined Company Common Stock, representing 60.6% of the voting power of the outstanding Combined Company Common Stock upon the closing of the Business Combination; and assuming the Maximum Redemption Scenario, Harmon Ventures will hold 30.7% of the outstanding shares of Combined Company Common Stock, representing 60.6% of the voting power of the outstanding Combined Company Common Stock upon the closing of the Business Combination. Accordingly, if the Business Combination is consummated, ASI will become a wholly owned subsidiary of the Combined Company, and Harmon Ventures will acquire control of the Combined Company and will, among other things, except as required by law, have the unilateral power to control the outcome of all matters submitted to the Combined Company’s stockholders for approval, including the election of directors. SAC’s board of directors believes that the Combined Company’s success rests on its ability to undertake a long-term view and that Harmon Ventures’ controlling interest will enhance the Combined Company’s ability to focus on long-term value creation and help insulate the Combined Company from short-term outside influences. Harmon Ventures’ voting control will also provide the Combined

Company with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining its voting control.
●	The Proposed Charter (SAC Stockholder Proposal No. 3C) does not opt out of the provisions of Section 203 of the DGCL. SAC’s board of directors believes that Section 203 benefits stockholders by limiting hostile takeovers and encouraging fair acquisitions.
●	The Proposed Charter (SAC Stockholder Proposal No. 3D) provides for a staggered board structure of the Combined Company with three classes of directors, Class I, Class II and Class III, each of which will generally serve for a term of three years. SAC’s board of directors believes that a classified board of directors for the Combined Company will (i) increase board continuity and the likelihood that experienced members of the board with familiarity of the Combined Company’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Combined Company’s board of directors.
●	The Proposed Charter (SAC Stockholder Proposal No. 3E) provides for a right of stockholders to call special meetings. SAC’s board of directors believes that above a specified threshold, stockholders will benefit from an ability to directly address important issues when necessary.
●	The additional changes to the existing SAC Charter (SAC Stockholder Proposals No. 3F(i)-(iii)), including the name change from “Southport Acquisition Corporation” to “Angel Studios, Inc.” are necessary to adequately address the needs of the Combined Company following the Closing. The elimination of certain provisions related to SAC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve SAC and allow the Combined Company to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the SAC board of directors believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the existing SAC Charter require that proceeds from SAC’s IPO be held in the Trust Account until a business combination or liquidation of SAC has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

The Governance Proposals require approval by the affirmative vote (which is a non-binding advisory vote) of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SAC Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting.

The Governance Proposals are all conditioned on the approval of the Condition Precedent Proposals.

As discussed above, a vote to approve the Governance Proposals is a non-binding advisory vote, and therefore, is not binding on SAC, ASI or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote on the Governance Proposals, SAC and ASI intend that the Proposed Charter containing the provisions noted above, will take effect at consummation of the Business Combination, assuming approval of the Charter Proposal.

Recommendation of the SAC Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSALS.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC STOCKHOLDER PROPOSAL NO. 4: THE DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal—the holders of SAC Class B Common Stock are being asked to consider and vote upon a proposal to elect to a staggered board five directors who, upon consummation of the Business Combination, will be the directors of the Combined Company.

Nominees

As contemplated by the Merger Agreement and the Proposed Organizational Documents, following consummation of the Business Combination, the board of directors of the Combined Company will consist of three classes, each holding three-year terms, with the term of the first class of directors expiring at the first annual meeting of stockholders of the Combined Company following the Closing, the term of the second class of directors expiring at the second annual meeting of stockholders of the Combined Company following the Closing and the term of the third class of directors expiring at the third annual meeting of stockholders of the Combined Company following the Closing. The initial board of directors of the Combined Company will consist of five directors as follows:

●	One of whom will be Neal Harmon, the Chief Executive Officer of ASI, who will be the Chief Executive Officer of the Combined Company and who will be designated as a Class III Director;
●	One of whom will be Paul Ahlstrom, who will be designated as a Class II Director;
●	One of whom will be Katie Liljenquist, who will be designated as a Class II Director;
●	One of whom will be Jennifer Nuckles, who will be designated as a Class I Director; and
●	One of whom will be Jared Stone, who will be designated as a Class I Director;

in each case, who will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, SAC’s board of directors has nominated each of the individuals above to serve as directors of the Combined Company upon the consummation of the Business Combination, with Neal Harmon to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section entitled “Management of the Combined Company Following the Business Combination” of this joint proxy statement/prospectus.

Vote Required for Approval

The Director Election Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon. Under the terms of the SAC Charter, prior to the closing of SAC’s initial business combination, only the holders of the SAC Class B Common Stock are entitled to vote on the election of directors to SAC’s board of directors. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SAC Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by the holders of the SAC Class B Common Stock.

Recommendation of the SAC Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC STOCKHOLDER PROPOSAL NO. 5: THE STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal—SAC’s stockholders are also being asked to consider and vote upon a proposal to approve, for the purposes of complying with the applicable provisions of Section 712 and Section 713 of the NYSE American Company Guide, the issuance of shares of Combined Company Common Stock pursuant to the Merger Agreement.

The SAC Class A Common Stock, SAC Public Warrants and SAC Units are currently listed on the OTC Pink Marketplace under the ticker symbols “PORT,” “PORTW” and “PORTU,” respectively, and SAC is therefore not currently subject to the NYSE American rules. However, SAC is applying to have the Combined Company Class A Common Stock listed on the NYSE American under the ticker symbol “AGSD” at the Closing and is therefore voluntarily seeking to comply with such rules.

Reasons for the Approval for Purposes of Section 712 and Section 713 of the NYSE American Company Guide

Under Section 712(b) of the NYSE American Company Guide, stockholder approval is required prior to the issuance of shares of common stock as sole or partial consideration for an acquisition of the stock of another company where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more. SAC currently expects to issue up to 180,735,069 shares of Combined Company Common Stock in connection with the consummation of the Business Combination, which will result in an increase in SAC’s outstanding common shares of 20% or more.

Under Section 713(a) of the NYSE American Company Guide, stockholder approval is required prior to the issuance of shares of common stock in connection with a transaction, other than a public offering, involving (i) the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal shareholders of the issuer equals 20% or more of presently outstanding common stock; or (ii) the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. SAC currently expects to issue up to 180,735,069 shares of Combined Company Common Stock in connection with the consummation of the Business Combination, which will result in an increase in SAC’s outstanding common shares of 20% or more. Such shares of Combined Company Common Stock are valued at $10.00 per share under the Merger Agreement. On October 29, 2024, the SAC Class A Common Stock closed at $11.06 per share. If the market value per share of the SAC Class A Common Stock remains greater than $10.00 at the Closing, then the shares of Combined Company Common Stock to be issued pursuant to the Merger Agreement would be issued at a price less than the market value of the SAC Class A Common Stock and therefore would require stockholder approval under Section 713(a) of the NYSE American Company Guide.

Additionally, under Section 713(b) of the NYSE American Company Guide, stockholder approval is required when the issuance or potential issuance of additional shares will result in a change of control of the issuer. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares. Assuming that (i) no SAC public stockholders exercise their redemption rights in connection with the Business Combination and (ii) the Combined Company issues shares of Combined Company Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 151,000,000 shares of Combined Company Common Stock (assuming that all ASI Options are cash-settled and there is $10.0 million of Company Interim Financing), it is anticipated that, following the Closing, the Sponsor will own approximately 2.7% of outstanding Combined Company Common Stock and ASI stockholders will own approximately 94.9% of outstanding Combined Company Common Stock. This change in ownership may constitute a change of control of SAC under Section 713(b) of the NYSE American Company Guide.

In the event that this proposal is not approved by SAC stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by SAC stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Combined Company Common Stock pursuant to the Merger Agreement, such shares of Combined Company Common Stock will not be issued.

Effect of Proposal on Current Stockholders

If the Stock Issuance Proposal is adopted, and assuming the other Condition Precedent Proposals are also approved and the Business Combination is consummated, SAC currently expects to issue up to 180,735,069 shares of Combined Company Common Stock in connection with the consummation of the Business Combination. For further details, see the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.” The issuance of such shares would result in significant dilution to SAC’s stockholders, and would afford SAC’s stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Combined Company.

Vote Required for Approval

The Stock Issuance Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SAC Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by the holders of SAC Common Shares.

Recommendation of the SAC Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC STOCKHOLDER PROPOSAL NO. 6: THE INCENTIVE EQUITY PLAN PROPOSAL

Overview

The Incentive Equity Plan Proposal—SAC is asking its stockholders to approve the Combined Company Long-Term Incentive Plan (referred to elsewhere in this joint proxy statement/prospectus as the “2024 Plan” and the “Incentive Equity Plan Proposal,” respectively). The SAC board of directors adopted the 2024 Plan on September 9, 2024, subject to stockholder approval at the SAC Special Meeting. If the 2024 Plan is approved by SAC stockholders, the 2024 Plan will become effective on the date of closing of the Business Combination. If the 2024 Plan is not approved by SAC Stockholders, it will not become effective and no stock awards will be granted thereunder. The 2024 Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2024 Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex F.

Reasons to Approve the 2024 Plan

The purpose of the 2024 Plan is to advance the interests of the Combined Company and its stockholders by enabling the Combined Company and its subsidiaries to attract and retain qualified individuals to perform services, to provide incentive compensation for such individuals in a form that is linked to the growth and profitability of the Combined Company and increases in stockholder value, and to provide opportunities for equity participation that align the interests of recipients with those of its stockholders.

The 2024 Plan will permit the compensation committee of the board of directors of the Combined Company (or the full board or a committee or subcommittee thereof) to grant to eligible employees, non-employee directors and consultants of the Combined Company and its subsidiaries non-statutory and incentive stock options, restricted stock awards, restricted stock units (RSUs), performance awards, and other stock-based awards. Subject to adjustment, the maximum number of shares of Combined Company Common Stock to be authorized for issuance under the 2024 Plan is ten percent (10%) of the outstanding shares of Combined Company Common Stock on the Closing Date, with an annual increase on the first day of each calendar year beginning on January 1 of the calendar year following the year in which the Closing Date occurs and ending on January 1, 2034 equal to the lesser of: (A) three percent (3%) of the total number of shares of Combined Company Common Stock outstanding on December 31 of the preceding calendar year; and (B) such smaller number of shares of Combined Company Common Stock as may be determined by the compensation committee.

If approved by SAC stockholders at the meeting, the 2024 Plan will become effective on the consummation of the Business Combination. SAC’s board of directors is recommending that SAC stockholders approve the material terms of the 2024 Plan as described below. The summary is qualified in its entirety by reference to the specific language of the 2024 Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex F.

Description of the 2024 Plan

The following is a summary of the principal features of the 2024 Plan. The summary is qualified in its entirety by reference to the full text of the 2024 Plan, which is set forth in Annex F.

Plan Administration. The 2024 Plan will be administered by the compensation committee. The compensation committee selects the participants, the time or times of receipt of awards, the types of awards to be granted and the applicable terms, conditions, performance targets, restrictions and other provisions of such awards, to cancel or suspend awards and to accelerate the exercisability or vesting of any award under circumstances designated by it. The compensation committee may delegate all or any portion of its responsibilities or powers under the 2024 Plan to persons selected by it. If the compensation committee does not exist or for any other reason determined by the Combined Company’s board of directors, and to the extent not prohibited by applicable law or the applicable rules of any stock exchange, the Combined Company’s board of directors may take any action under the 2024 Plan that would otherwise be the responsibility of the compensation committee. For purposes of this discussion, the compensation committee is deemed to be the administrator and such term will be deemed to include such other committee or the board of directors as administrator.

Share Limitations. As noted above, the initial number of shares reserved for delivery under the 2024 Plan shall be a number equal to ten percent (10%) of the outstanding shares of Combined Company Common Stock on the Closing Date. Additionally, the 2024 Plan contains an “evergreen” provision, which allows for an automatic annual increase in the number of shares of Combined Company Common Stock available to be delivered under the 2024 Plan on the first day of each calendar year beginning with the calendar year following the year in which the Closing Date occurs and ending on January 1, 2034, in an amount equal to 3% of the total number of shares of Combined Company Common Stock outstanding on December 31 of the preceding calendar year; provided, that the compensation committee may take action prior to such annual increase to lower the amount of such increase.

If an award of Combined Company Common Stock is settled in cash, the total number of shares with respect to which such payment is made shall not be considered to have been delivered for the 2024 Plan. However, (i) if shares covered by an award are used to satisfy the applicable tax withholding obligation, the number of shares held back by the Combined Company to satisfy such withholding obligation shall be considered to have been delivered; (ii) if the exercise price of any option granted under the 2024 Plan is satisfied by tendering shares of Combined Company Common Stock to the Combined Company (including shares of Combined Company Common Stock that would otherwise be distributable upon the exercise of the option), the number of shares of Combined Company Common Stock tendered to satisfy such exercise price shall be considered to have been delivered; and (iii) if the Combined Company repurchases shares of Combined Company Common Stock with proceeds received from the exercise of an option issued under the 2024 Plan, the total number of shares repurchased shall be deemed delivered.

Additionally, the maximum number of shares of Combined Company Common Stock that may be delivered to participants with respect to incentive stock options shall be [ ] shares of Combined Company Common Stock; provided that the limitation provides for an automatic annual increase in the number of shares of Combined Company Common Stock available for grant as incentive stock options on the first day of each calendar year beginning with the calendar year following the year in which the Closing Date occurs and ending on January 1, 2034, in an amount equal to 3% of the total outstanding shares of Combined Company Common Stock on the effective date of the 2024 Plan.

The shares of Combined Company Common Stock with respect to which awards may be made under the 2024 Plan shall be:

●	shares currently authorized but unissued;
●	to the extent permitted by applicable law, currently held or acquired by the Combined Company as treasury shares, including shares purchased in the open market or in private transactions; or
●	shares purchased in the open market by a direct or indirect wholly owned subsidiary of the Combined Company, and the Combined Company may contribute to the subsidiary an amount sufficient to accomplish the purchase of the shares to be so acquired.

At the discretion of the compensation committee, an award under the 2024 Plan may be settled in cash, shares of Combined Company Common Stock, the granting of replacement awards, or a combination thereof.

The compensation committee may use shares of Combined Company Common Stock available under the 2024 Plan as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Combined Company or a subsidiary or related company, including the plans and arrangements of the Combined Company or a subsidiary or related company assumed in business combinations.

In the event of a corporate transaction involving the Combined Company (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, share exchange, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the compensation committee shall adjust outstanding awards to preserve the benefits or potential benefits of the awards. Action by the compensation committee may include:

●	adjustment of the number and kind of shares which may be delivered under the 2024 Plan;
●	adjustment of the number and kind of shares subject to outstanding awards;

●	adjustment of the exercise price of outstanding options; and
●	any other adjustments that the compensation committee determines to be equitable, which may include, without limitation:
●	replacement of awards with other awards which the compensation committee determines have comparable value and which are based on stock of a company resulting from the transaction; and
●	cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of Combined Company Common Stock subject to the option at the time of the transaction over the exercise price.

Except as otherwise provided by the compensation committee, awards under the 2024 Plan are not transferable except as designated by the participant by will or by the laws of descent and distribution.

Eligibility. All employees and directors of, and consultants and other persons providing services to, the Combined Company or any of its subsidiaries (or any parent or other related company, as determined by the compensation committee) are eligible to become participants in the 2024 Plan, except that non-employees may not be granted incentive stock options. As of the record date, the Combined Company would have [__] employees and directors who would be eligible to receive grants under the 2024 Plan if approved.

Options. The compensation committee may grant an incentive stock option or non-qualified stock option to purchase shares of Combined Company Common Stock at an exercise price determined by the compensation committee. Each option shall be designated as an incentive stock option or non-qualified stock option when granted. An incentive stock option is a stock option intended to satisfy additional requirements required by federal tax rules in the United States as specified in the 2024 Plan (and any incentive stock option granted that does not satisfy such requirements shall be treated as a non-qualified stock option).

Except as described below, the exercise price for an option shall not be less than the fair market value of a share of Combined Company Common Stock at the time the option is granted; provided that the exercise price of an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of stock in the Combined Company or a subsidiary shall not be less than 110% of the fair market value of a share of Combined Company Common Stock at the time of grant. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Combined Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by the Combined Company’s stockholders or as adjusted for corporate transactions or changes in capitalization described above.

No option shall be surrendered to the Combined Company in consideration for a cash payment or grant of any other award if at the time of such surrender the exercise price of such option is greater than the then-current fair market value of a share of Combined Company Common Stock, except as approved by stockholders of the Combined Company. In addition, the compensation committee may grant options with an exercise price less than the fair market value of the shares of Combined Company Common Stock at the time of grant in replacement for awards under other plans assumed in connection with business combinations if the compensation committee determines that doing so is appropriate to preserve the benefit of the awards being replaced. No dividend equivalents may be granted under the 2024 Plan with respect to any option.

The option shall be exercisable in accordance with the terms established by the compensation committee.

The full purchase price of each share of Combined Company Common Stock purchased upon the exercise of any option shall be paid at the time of exercise of an option. Except as otherwise determined by the compensation committee, the purchase price of an option shall be payable in cash, by promissory note, or by shares of Combined Company Common Stock (valued at fair market value as of the day of exercise), including shares of stock otherwise distributable on the exercise of the option, or a combination thereof. If the shares remain publicly traded, the compensation committee may permit a participant to pay the exercise price by irrevocably authorizing a third party to sell shares of Combined Company Common Stock (or a sufficient portion of the shares of Combined Company Common Stock) acquired upon exercise of the option and remit to the Combined Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. The compensation committee, in its discretion, may impose such conditions, restrictions and contingencies on shares of Combined Company Common Stock acquired pursuant to the exercise of an option as the compensation committee determines to be desirable. In no event will an option expire more than ten years after the grant date; provided that an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of stock in the Combined Company or a subsidiary shall not be more than five years.

Full Value Awards. A “full value award”, which is a grant of one or more shares (or the right to receive one or more shares) of Combined Company Common Stock, may be granted subject to the following conditions, as determined by the compensation committee:

●	in return for previously performed services or in return for the participant surrendering other compensation that may be due;
●	contingent on the achievement of performance or other objectives during a specified period; or
●	subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the participant, achievement of performance or other objectives.

Any such awards shall be subject to such conditions, restrictions and contingencies as the compensation committee determines.

Dividends or dividend equivalents settled in cash or shares of Combined Company Common Stock may be granted to a participant in relation to a full value award with payments made either currently or credited to an account. No dividend or dividend equivalents granted in relation to a full value award that is subject to vesting shall be settled prior to the date such full value award (or applicable portion thereof) becomes vested and is settled.

Change in Control. A change in control shall have such effect on an award as is provided in the applicable award agreement, or, to the extent not prohibited by the 2024 Plan or the applicable award agreement, as provided by the compensation committee. In the event of a change in control, if the 2024 Plan is terminated by the Company or its successor without provision for the continuation of outstanding awards, the compensation committee may cancel any outstanding awards in return for cash payment of the current value of the award, determined with the award fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of Combined Company Common Stock subject to the option at the time of the transaction over the exercise price (and the option will be cancelled with no payment if the value of the shares at the time of the transaction are equal to or less than the exercise price). For the purposes of the 2024 Plan, a “change in control” is generally deemed to occur when:

●	any person becomes the beneficial owner of 50% or more of the Combined Company’s voting stock;
●	the consummation of a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction involving the Combined Company where, immediately after the transaction, the Combined Company stockholders immediately prior to the combination hold, directly or indirectly, 50% or less of the voting stock of the Combined Company;
●	the consummation of any plan of liquidation or dissolution providing for the distribution of all or substantially all of the assets of the Combined Company and its subsidiaries or the consummation of a sale of substantially all of the assets of the Combined Company and its subsidiaries; or

●	at any time during any period of two consecutive years, individuals who at the beginning of such period were members of the Combined Company’s board of directors, who are referred to as incumbent directors, cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Combined Company’s stockholders, of each new director was approved by a vote of at least two-thirds of the incumbent directors).

Amendment and Termination. The Combined Company’s board of directors may amend or terminate the 2024 Plan at any time, and the Combined Company’s board of directors or the compensation committee may amend any award granted under the 2024 Plan, but no amendment or termination may adversely affect the rights of any participant without the participant’s written consent. The Combined Company’s board of directors may not amend the provision of the 2024 Plan related to re-pricing without approval of stockholders or make any material amendments to the 2024 Plan without stockholder approval. The 2024 Plan will remain in effect as long as any awards under the 2024 Plan remain outstanding, but no new awards may be granted after the tenth (10th) anniversary of the date on which the stockholders approve the 2024 Plan.

Federal Income Tax Information

The following is a general summary, as of the date of this joint proxy statement/prospectus, of the federal income tax consequences to participants and the Combined Company of transactions under the 2024 Plan. This summary is intended for the information of SAC stockholders considering how to vote at the SAC Special Meeting and not as tax guidance to participants in the 2024 Plan, as the consequences may vary with the types of grants made, the identity of the participant and the method of payment or settlement. The summary does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws. Participants are encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the 2024 Plan.

Non-Qualified Options

The grant of a non-qualified option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares of stock acquired over the exercise price for those shares, and the Combined Company or a subsidiary will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

The exercise of a non-qualified option through the delivery of previously acquired shares will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the participant at the time of the exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such shares of Combined Company Common Stock determined at the time of exercise.

Incentive Stock Options

The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of the Combined Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise or ending one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code.

The excess of the fair market value of the shares of Combined Company Common Stock at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares of Combined Company Common Stock acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after receiving the transfer of such shares of Combined Company Common Stock, then, upon disposition of such shares of stock, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and the Combined Company or a subsidiary will not be entitled to any deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and a corresponding deduction will be allowed to the Combined Company or a subsidiary, at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Combined Company Common Stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The exercise of an incentive stock option through the exchange of previously acquired shares of Combined Company Common Stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a non-qualified option; that is, as a non-taxable, like-kind exchange as to the number of shares given up and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gain purposes, the same holding period as the shares that are given up. However, such holding period will not be credited for purposes of the one-year holding period required for the new shares to receive incentive stock option treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash. If a disqualifying disposition, which is a disposition before the end of the applicable holding period, occurs with respect to any of the shares received from the exchange, it will be treated as a disqualifying disposition of the shares with the lowest basis.

If the exercise price of an incentive stock option is paid with shares of Combined Company Common Stock acquired through a prior exercise of an incentive stock option, gain will be realized on the shares given up and will be taxed as ordinary income if those shares have not been held for the minimum incentive stock option holding period, which holding period is two years from the date of grant and one year from the date of transfer, but the exchange will not affect the tax treatment, as described in the immediately preceding paragraph, of the shares received.

Full Value Awards

A participant who has been granted a full value award will not realize taxable income at the time of grant, and the Combined Company or a subsidiary will not be entitled to a deduction at that time, if the grant is subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of other objectives, assuming that the restrictions constitute a “substantial risk of forfeiture” for U.S. income tax purposes. Upon the later of the delivery of or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and the Combined Company or a subsidiary will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period will also be compensation income to the participant and deductible as such by the Combined Company or a subsidiary.

Withholding of Taxes

Pursuant to the 2024 Plan, the Combined Company or a subsidiary may deduct, from any payment or distribution of shares under the 2024 Plan, the amount of any tax required by law to be withheld with respect to such payment, or may require the participant to pay such amount to the Combined Company or a subsidiary prior to, and as a condition of, making such payment or distribution. Except as otherwise provided by the compensation committee and subject to applicable law, such withholding obligations may be satisfied (i) through cash payment by the participant; (ii) through the surrender of shares of Combined Company Common Stock which the participant already owns; or (iii) through the surrender of shares of Combined Company Common Stock to which the participant is otherwise entitled under the 2024 Plan (including shares otherwise distributable pursuant to the award); provided, however, that such shares of Combined Company Common Stock under this clause (iii) may be used to satisfy not more than the maximum individual tax rate for the participant in applicable jurisdiction for such participant (based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the participant’s share of payroll or similar taxes, as provided in tax law, regulations, or the authority’s administrative practices, not to exceed the highest statutory rate in that jurisdiction, even if that rate exceeds the highest rate that may be applicable to the specific participant).

The use of shares of Combined Company Common Stock to satisfy any withholding requirement will be treated, for U.S. income tax purposes, as a sale of such shares for an amount equal to the fair market value of the shares on the date when the amount of taxes to be withheld is determined. If previously-owned shares of Combined Company Common Stock are delivered by a participant to satisfy a withholding requirement, the disposition of such shares would result in the recognition of gain or loss by the participant for tax purposes, depending on whether the basis in the delivered shares is less than or greater than the fair market value of the shares at the time of disposition.

Change In Control

Any acceleration of the vesting or payment of awards under the 2024 Plan in the event of a change in control in the Combined Company may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Code, which may subject the participant to a 20% excise tax and preclude deduction by a subsidiary.

Deferred Compensation

Awards granted pursuant to the 2024 Plan are generally not intended to constitute “deferred compensation” subject to Section 409A of the Code. If an award does constitute “deferred compensation,” it is intended to comply with Section 409A of the Code. A violation of Section 409A of the Code may subject a participant to immediate taxation of an award plus a 20 percent excise tax and interest.

Tax Advice

The preceding discussion is based on U.S. tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the 2024 Plan. A participant may also be subject to state and local taxes, or taxes in other jurisdictions, in connection with the grant of awards under the 2024 Plan. The Combined Company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

New Plan Benefits

The grant of awards, if any, that an individual may receive under the 2024 Plan is in the discretion of the compensation committee or the Combined Company’s board of directors, as applicable, and therefore cannot be determined in advance.

Vote Required for Approval

The Incentive Equity Plan Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SAC Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting.

The Incentive Equity Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Incentive Equity Plan Proposal will have no effect, even if approved by holders of SAC Common Shares.

Recommendation of the SAC Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE EQUITY PLAN PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC STOCKHOLDER PROPOSAL NO. 7: THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal—The Adjournment Proposal allows SAC’s board of directors to submit a proposal to approve the adjournment of the SAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the SAC Special Meeting to approve one or more proposals at the SAC Special Meeting. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and ASI and their respective stockholders to make purchases of SAC Common Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the SAC Special Meeting. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the SAC Special Meeting and is not approved by the SAC stockholders, SAC’s board of directors may not be able to adjourn the SAC Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the SAC Special Meeting to approve the Stockholder Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SAC Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the SAC stockholders at the SAC Special Meeting will be considered non-discretionary, or as a vote cast at the SAC Special Meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Recommendation of the SAC Board of Directors

THE SAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a stockholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC WARRANTHOLDER PROPOSAL NO. 1: THE WARRANT AMENDMENT PROPOSAL

Overview

The Warrant Amendment Proposal—In connection with the Business Combination, holders of SAC Public Warrants are being asked to approve the Warrant Amendment in the form attached as Annex G to this joint proxy statement/prospectus. As of the record date for the SAC Warrantholders Meeting, there were 11,500,000 SAC Public Warrants issued and outstanding (including those SAC Public Warrants held as a constituent part of SAC Units). The proposed Warrant Amendment provides that immediately prior to the Closing, each of the issued and outstanding SAC Public Warrants automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down. The Warrant Amendment will be effected by SAC’s execution and delivery of the Warrant Amendment, which will be executed by SAC as soon as the required vote has been obtained and immediately prior to the Closing.

Following the execution of the Warrant Amendment, the proposed amendments will be binding on all holders of SAC Public Warrants and their successors and transferees, whether or not such holders voted to approve the proposed amendments.

This section of the joint proxy statement/prospectus describes the material provisions of the Warrant Amendment but does not purport to describe all of the terms of the Warrant Amendment. This summary is qualified in its entirety by reference to the Warrant Amendment. SAC urges that you carefully read the Warrant Amendment in its entirety.

Vote Required for Approval

Pursuant to the terms of the Warrant Agreement, the Warrant Amendment Proposal requires approval by the affirmative vote of the holders of a majority of the outstanding SAC Public Warrants (which represents at least 5,750,001 out of 11,500,000 SAC Public Warrants outstanding as of the record date for the SAC Warrantholders Meeting). Effectiveness of the Warrant Amendment is conditioned upon consummation of the Business Combination. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Warrantholders Meeting and will have the same effect as a vote AGAINST the Warrant Amendment Proposal. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the holders of SAC Public Warrants at the SAC Warrantholders Meeting will be considered non-discretionary, or as a vote cast at the SAC Warrantholders Meeting and will therefore have the same effect as a vote AGAINST the Warrant Amendment Proposal. A failure to vote will have the same effect as a vote AGAINST the Warrant Amendment Proposal.

The Warrant Amendment Proposal is conditioned on the approval of each of the Condition Precedent Proposals and the consummation of the Business Combination. Therefore, if any of the Condition Precedent Proposals is not approved, the Warrant Amendment Proposal will have no effect, even if approved by the holders of SAC Public Warrants.

If SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period, the SAC Public Warrants will expire worthless.

Recommendation of the SAC Board of Directors

THE SAC BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SAC PUBLIC WARRANTS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SAC WARRANTHOLDER PROPOSAL NO. 2: THE WARRANTHOLDERS MEETING ADJOURNMENT PROPOSAL

Overview

The Warrantholders Meeting Adjournment Proposal—At the SAC Warrantholders Meeting, SAC will ask the holders of SAC Public Warrants to consider and vote upon a proposal to adjourn the SAC Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal. In no event will SAC solicit proxies to adjourn the SAC Warrantholders Meeting or complete the Business Combination beyond the date by which it may properly do so.

Consequences if the Warrantholders Meeting Adjournment Proposal Is Not Approved

If the Warrantholders Meeting Adjournment Proposal is not approved by the holders of SAC Public Warrants, SAC’s board of directors may not be able to adjourn the SAC Warrantholders Meeting to a later date, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal.

Vote Required for Approval

The Warrantholders Meeting Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the SAC Warrantholders Meeting and will have no effect on the Warrantholders Meeting Adjournment Proposal so long as a quorum is established. A broker non-vote will not be counted towards the quorum requirement, as SAC believes all proposals presented to the holders of SAC Public Warrants at the SAC Warrantholders Meeting will be considered non-discretionary.

The Warrantholders Meeting Adjournment Proposal is not conditioned upon any other proposal.

Recommendation of the SAC Board of Directors

THE BOARD OF DIRECTORS OF SAC UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SAC PUBLIC WARRANTS VOTE “FOR” THE APPROVAL OF THE WARRANTHOLDERS MEETING ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrantholders vote for the proposals. In addition, SAC’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. Such interests include that the Sponsor, which is owned by all of SAC’s directors and officers and certain other investors, will lose its entire investment in SAC if SAC does not complete a business combination. When you consider the SAC board of directors’ recommendation of these proposals, you should keep in mind that SAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a warrantholder. These interests may influence SAC’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the SAC board of directors when it approved the Business Combination. See the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Interests of SAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ASI STOCKHOLDER PROPOSAL NO. 1: THE ASI BUSINESS COMBINATION PROPOSAL

Overview

The ASI Business Combination Proposal—ASI is asking its stockholders to approve and adopt the Merger Agreement. ASI stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Please see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement” for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

ASI’s Board of Directors’ Reasons for the Business Combination

On September 10, 2024, the ASI board of directors by unanimous vote (with one abstention) (i) approved and adopted the Merger Agreement and related transaction agreements and the transactions contemplated thereby (including the Business Combination), (ii) determined that the Business Combination is advisable and fair to, and in the best interests of, ASI and its stockholders and (iii) recommended that ASI stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Business Combination).

In evaluating the Business Combination, the ASI board of directors consulted with ASI’s management, business advisors, stockholders and legal advisors and considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ASI board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ASI board of directors viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In particular, the ASI board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

●	Best Available Fundraising and Growth Path. The ASI board of directors determined, after a thorough review of other fundraising and growth opportunities reasonably available to ASI, that the proposed Business Combination represents the best fundraising and growth opportunities based upon its evaluation and assessment of numerous other potential avenues for fundraising and growth.
●	Route to Becoming a Public Company. The ASI board of directors considered potential alternatives to becoming a public company from a business combination with a SPAC, and the potential advantages the Business Combination affords, including the expected cost to becoming a public company from a business combination with a SPAC compared to other ways of going public.
●	Stockholder Liquidity. The Business Combination represents an opportunity for ASI to become a publicly traded company by exchanging its existing shares for Combined Company Common Stock, which would result in the shares of Combined Company Class A Common Stock trading on a national securities exchange, thereby providing liquidity to holders of ASI Common Stock for the Combined Company Class A Common Stock or, after conversion, Combined Company Class B Common Stock, that they would receive in the Business Combination. Having access to additional funding for ASI was a priority for the ASI board of directors, and potential investors had represented to ASI management that a liquidity path for ASI was important. The board of directors of ASI was also eager to be able to offer liquidity opportunities to existing ASI stockholders. Such access to liquidity would be enhanced by creating a public trading market for the ASI Common Stock. The board of directors of ASI believed that being a publicly traded company would be viewed as an advantage by potential investors, attract additional interest from potential investors and increase market awareness of ASI.
●	Bitcoin Treasury Strategy. SAC supports the continued implementation of ASI’s bitcoin treasury strategy to acquire and hold bitcoin as a strategic treasury asset as an adjunct to its core film and television production and distribution business. ASI’s bitcoin treasury is a for-profit “endowment for the arts” based on the bitcoin standard that seeks to build a financial foundation to fund the world’s best filmmakers to produce stories that amplify light for generations to come.

●	Simplified Capital Structure. Through discussions with investment banks about a potential underwritten initial public offering, de-SPAC transaction or direct listing path to becoming a publicly traded company, including by conducting an informal preliminary road show in New York, New York and Los Angeles, California, ASI’s management learned that potential investors would prefer a more simplified share structure rather than ASI’s current four-class share structure, which the Business Combination would accomplish.
●	Marketing. Entering into a de-SPAC transaction with SAC allows ASI to seek additional investments in ASI for a period of time prior to the consummation of the Business Combination in order to strengthen its balance sheet and its growth platform.
●	Experienced and Proven Management Team. ASI’s current management team has a proven ability to operate and grow in the media and motion picture industry with expertise in management, marketing, technology and finance and will remain as management of the Combined Company. The ASI board of directors considered the benefits of having the directors and management of SAC serve as potential directors and advisors to ASI going forward, and the knowledge and experience the SAC directors and management could provide ASI. The addition of Jared Stone as a director and Jennifer Nuckles as a director and audit committee chair of the Combined Company will bring significant experience required for publicly traded companies. For additional information on the management of the Combined Company after the Closing, see the section entitled “Management of the Combined Company Following the Business Combination.”
●	ASI’s Future Opportunities. In connection with the review of the Business Combination, ASI’s board of directors considered a proposed financial analysis and model of the Combined Company. ASI’s board of directors considered factors related to its projected financial outlook for the Combined Company, but did not rely on these financial projections as a determinative factor in its decision to enter into the Merger Agreement.
●	Public Reporting Company. ASI is currently subject to the reporting requirements of Section 13(a) of the Exchange Act, which requires ASI, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and ASI is also required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Additionally, ASI is subject to the proxy rules in Section 14 of the Exchange Act and ASI and its trustees, executive officers and principal stockholders are subject to the reporting requirements of Sections 13 and 16 of the Exchange Act. Accordingly, ASI already has many of the regulatory burdens of a public reporting company without the liquidity and tools that are available to publicly traded companies.
●	Continued Ownership by Existing Investors. The ASI board of directors considered that, based on a pre-transaction equity value for ASI of $1.5 billion, ASI’s existing equityholders would be receiving a significant amount of SAC Common Stock as its consideration and that all of the existing equityholders of ASI are “rolling over” their existing equity interests into equity interests in the Combined Company, which would represent approximately 94.9% of the outstanding common stock of the Combined Company immediately after the Closing, assuming, among other things, that no SAC public stockholders exercise their redemption rights in connection with the Business Combination and Company Interim Financing of approximately $10.0 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information. The ASI board of directors considered this in certain respects as a positive for a continued path forward of the existing operations. Further, a portion of the proceeds to be delivered to the Combined Company in connection with the Business Combination (including from the Trust Account and from the parties’ fundraising efforts prior to the Closing (including the ASI Reg A Offering and the investment from Off the Chain Capital)), after repayment of SAC’s and ASI’s expenses in connection with the Business Combination, is expected to remain on the balance sheet of the Combined Company after the Closing in order to fund ASI’s existing operations and support new and existing growth initiatives.
●	Terms of the Merger Agreement. The ASI board of directors reviewed and considered the terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein, the consideration to be received by existing ASI constituents, and the ability to fundraise during the period between the signing of the Merger Agreement and the effective time of the Merger. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement” and “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements” for detailed descriptions of the terms and conditions of these agreements.

The ASI board of directors also identified and considered the following factors and risks weighing against pursuing the Business Combination, although not weighted or in any order of significance:

●	Acquisition of Voting Control by Harmon Ventures. Harmon Ventures, which is controlled by Mr. Neal Harmon, ASI’s Chief Executive Officer and Mr. Jeffrey Harmon, ASI’s Chief Content Officer and the brother of Mr. Neal Harmon, currently holds 32.2% of the outstanding shares of ASI Common Stock, representing 15.8% of the voting power of the outstanding ASI Common Stock. Under the proposed dual-class common stock structure of the Combined Company, upon consummation of the Business Combination, ASI would become a wholly owned subsidiary of the Combined Company, and Harmon Ventures would acquire voting control of the Combined Company and would, among other things, except as required by law, have the unilateral power to control the outcome of all matters submitted to the Combined Company’s stockholders for approval, including the election of directors. See “—Interests of ASI’s Directors and Executive Officers in the Business Combination” for further information.
●	Potential Inability to Complete the Merger. The ASI board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to ASI if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. The ASI board of directors considered the uncertainty related to the Closing, including due to conditions primarily outside of the control of the parties to the transaction, such as the need for SAC stockholder approval, ASI stockholder approval, antitrust clearance and the ability of the Combined Company to satisfy the initial listing requirements of the selected stock exchange. The Merger Agreement also includes provisions that prohibit ASI from initiating or soliciting other business combination proposals on behalf of ASI, which restricts ASI’s ability to consider other potential business combinations or similar transactions until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.
●	Redemption Risk. The ASI board of directors considered the risk that the current public stockholders of SAC would redeem their SAC Public Shares for cash in connection with the extension of SAC’s deadline to consummate the Business Combination from December 14, 2024 to September 30, 2025, or in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to the Combined Company following the consummation of the Business Combination and considered that the Merger Agreement does not contain a minimum cash closing condition for ASI’s benefit.
●	No Survival of Remedies for Breach of Representations, Warranties or Covenants of SAC. The ASI board of directors considered that the terms of the Merger Agreement provide that ASI will not have any surviving remedies against SAC after the Closing to recover for losses as a result of any inaccuracies or breaches of SAC representations, warranties or covenants set forth in the Merger Agreement. As a result, ASI stockholders could be adversely affected by, among other things, an inaccuracy in SAC’s public filings. The ASI board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms.
●	Litigation. The ASI board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.
●	Fees and Expenses. The ASI board of directors considered the fees and expenses associated with completing the Business Combination, including the fact that the parties have agreed to use efforts to keep aggregate expenses incurred by SAC and ASI below $11.0 million.
●	Diversion of Management and Employee Attention. The ASI board of directors considered the potential for diversion of ASI’s management and employee attention and resources during the period prior to the completion of the Business Combination and the potential negative effects thereof on ASI’s business.

The ASI board of directors concluded that the potential benefits that it expected ASI and its stockholders to receive as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ASI board of directors determined that the Merger Agreement and Business Combination contemplated therein were advisable, fair to and in the best interests of ASI and its stockholders.

The preceding discussion of the information and factors considered by the ASI board of directors is not intended to be exhaustive but includes the material factors considered by the ASI board of directors. In view of the complexity and wide variety of factors considered by the ASI board of directors in connection with its evaluation of the Business Combination, the ASI board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the ASI board of directors may have given different weight to different factors. The ASI board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of reasons for the ASI board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Interests of ASI’s Directors and Executive Officers in the Business Combination

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of ASI.

When you consider the recommendation of ASI’s board of directors in favor of approval of the ASI Business Combination Proposal, you should keep in mind that ASI’s directors and executive officers have interests in such proposal that are different from, or in addition to (and which may conflict with), those of ASI stockholders. These interests include, among other things, the interests listed below:

●	Assuming a Base Purchase Price of $1.51 billion, upon the consummation of the Business Combination, a total of 48,645,744 shares of Combined Company Class B Common Stock will be held by Harmon Ventures, in which Mr. Neal Harmon, ASI’s Chief Executive Officer, owns a 47.5% interest and Mr. Jeffrey Harmon, ASI’s Chief Content Officer and the brother of Mr. Neal Harmon, owns a 47.2% interest, and which is controlled by Messrs. Neal and Jeffrey Harmon. See section titled “Beneficial Ownership of Securities” in this joint proxy statement/prospectus for more information. Currently, Harmon Ventures holds 32.2% of the outstanding shares of ASI Common Stock, representing 15.8% of the voting power of the outstanding ASI Common Stock. Under the proposed dual-class common stock structure of the Combined Company, and assuming the No Redemption Scenario, Harmon Ventures will hold 30.6% of the outstanding shares of Combined Company Common Stock, representing 60.6% of the voting power of the outstanding Combined Company Common Stock upon the closing of the Business Combination; and assuming the Maximum Redemption Scenario, Harmon Ventures will hold 30.7% of the outstanding shares of Combined Company Common Stock, representing 60.6% of the voting power of the outstanding Combined Company Common Stock upon the closing of the Business Combination. Accordingly, if the Business Combination is consummated, ASI will become a wholly owned subsidiary of the Combined Company, and Harmon Ventures will acquire control of the Combined Company and will, among other things,except as required by law, have the unilateral power to control the outcome of all matters submitted to the Combined Company’s stockholders for approval, including the election of directors.
●	ASI’s existing directors and officers are expected to continue to serve in their existing roles of directors and officers of the Combined Company upon the consummation of the Business Combination and receive compensation and benefits from the Combined Company for such service. In addition, the Proposed Charter and the Proposed Bylaws will provide indemnification and advancement of expenses for the Combined Company’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions, and the Combined Company will enter into indemnification agreements with each of its directors and officers.
●	ASI’s existing directors and officers will be eligible for continued indemnification and continued coverage under ASI’s directors’ and officers’ liability insurance after the consummation of the Business Combination and pursuant to the Merger Agreement.

●	The Proposed Charter provides that, to the fullest extent permitted by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Combined Company or any of its non-employee directors, among other persons, and the Combined Company renounces any expectancy that any of the non-employee directors of the Combined Company, among other persons, will offer any such corporate opportunity of which he or she may become aware to the Combined Company, except, the doctrine of corporate opportunity shall apply with respect to any of the non-employee directors of the Combined Company only with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director of the Combined Company and such opportunity is one the Combined Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Combined Company to pursue, and to the extent such director is permitted to refer that opportunity to the Combined Company without violating another legal obligation. Accordingly, a non-employee director may choose to present any corporate opportunity to other entities and has no obligation to present them to the Combined Company if such director is not prohibited by the Proposed Charter from doing so.
●	Pursuant to the Registration Rights Agreement, certain of the former stockholders of ASI will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.
●	The fact that certain existing directors and officers of ASI have participated in the ASI Reg A Offering and may further participate in the Interim Financing at a discounted valuation to the valuation of ASI in the Business Combination.

See “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” and “Risk Factors—Risks Relating to the Combined Company Common Stock Following the Business Combination—As a “controlled company” within the meaning of the NYSE American listing rules after the Closing, the Combined Company will qualify for exemptions from certain corporate governance requirements and will have the opportunity to elect to avail itself of any of the exemptions afforded a controlled company. If the Combined Company elects to rely on some of these exemptions, Combined Company stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements” in this joint proxy statement/prospectus for a further discussion of these considerations.

Vote Required for Approval

The ASI Business Combination Proposal requires approval by an affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of ASI Common Stock, voting as a single class and (ii) the holders of a majority of the outstanding shares of ASI Common Stock. Abstentions, while considered present for the purposes of establishing a quorum, will have the same effect as a vote “AGAINST” the ASI Business Combination Proposal.

The Business Combination will be consummated only if the ASI Business Combination Proposal and the Condition Precedent Proposals are approved. Accordingly, even if the ASI Business Combination Proposal is approved, the Business Combination will not be consummated unless all of the Condition Precedent Proposals are approved (unless waived by the parties to the Merger Agreement).

Recommendation of ASI’s Board of Directors

THE ASI BOARD OF DIRECTORS RECOMMENDS THAT THE ASI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ASI BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of ASI’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ASI, its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that ASI stockholders vote for the proposals. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. When you consider the ASI board of directors’ recommendation of this proposal, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of this proposal. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “—Interests of ASI’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ASI STOCKHOLDER PROPOSAL NO. 2: THE ASI ADJOURNMENT PROPOSAL

Overview

The ASI Adjournment Proposal—The ASI Adjournment Proposal allows ASI’s board of directors to submit a proposal to approve the adjournment of the ASI Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the ASI Special Meeting to approve the ASI Business Combination Proposal.

Consequences if the ASI Adjournment Proposal Is Not Approved

If the ASI Adjournment Proposal is presented to the ASI Special Meeting and is not approved by the ASI stockholders, ASI’s board of directors may not be able to adjourn the ASI Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the ASI Special Meeting to approve the Business Combination. In such events, the Business Combination would not be completed.

Vote Required for Approval

The ASI Adjournment Proposal requires approval by an affirmative vote of the holders of shares of ASI Common Stock having a majority of the votes which could be cast by the holders of all shares of ASI Common Stock entitled to vote thereon which are present in person or represented by a proxy at the ASI Special Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will have the same effect as a vote “AGAINST” the ASI Adjournment Proposal.

The ASI Adjournment Proposal is not conditioned upon any other proposal.

Recommendation of the ASI Board of Directors

THE ASI BOARD OF DIRECTORS RECOMMENDS THAT ASI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ASI ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of ASI’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ASI, its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that ASI stockholders vote for the proposals. In addition, ASI’s officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. When you consider the ASI board of directors’ recommendation of these proposals, you should keep in mind that ASI’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), your interests as an ASI stockholder. These interests may influence ASI’s directors in making their recommendation that you vote in favor of these proposals. These interests were considered by the ASI board of directors when it approved the Business Combination. See the section entitled “ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal—Interests of ASI’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations for U.S. holders and Non-U.S. holders (each as defined below) of (i) SAC Public Shares that elect to have their SAC Public Shares redeemed for cash if the Business Combination is completed and (ii) ASI Common Stock who exchange their ASI Common Stock for Combined Company Common Stock in the Business Combination. This discussion applies only to U.S. holders and Non-U.S. holders that hold SAC Public Shares or ASI Common Stock, as the case may be, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder, rulings and other published positions of the Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this discussion. No advance ruling has been or will be sought from the IRS regarding any matter discussed below.

This discussion is for general information purposes only and does not purport to be a complete analysis of all of the U.S. federal income tax considerations that may be relevant to particular holders in light of their particular facts and circumstances, or to holders subject to special rules under the U.S. federal income tax laws, including, for example, but not limited to:

●	banks and other financial institutions;
●	mutual funds;
●	insurance companies;
●	brokers or dealers in securities, currencies or commodities;
●	dealers or traders in securities subject to a mark-to-market method of accounting;
●	regulated investment companies and real estate investment trusts;
●	retirement plans, individual retirement accounts and other deferred accounts;
●	tax-exempt organizations, governmental agencies, instrumentalities or other governmental organizations and pension funds;
●	persons holding SAC Public Shares or ASI Common Stock as part of a “straddle,” hedge, constructive sale, or other integrated or conversion transaction or similar transaction;
●	U.S. holders whose functional currency is not the U.S. dollar;
●	Partnerships, other entities or arrangements classified as partnerships for U.S. federal income tax purposes, “S corporations,” or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);
●	expatriated entities subject to Section 7874 of the Code;
●	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;
●	persons subject to the alternative minimum tax;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	holders owning or treated as owning 5% or more of the SAC Public Shares or ASI Common Stock (by vote or value);

●	grantor trusts;
●	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
●	persons that acquired SAC Public Shares or ASI Common Stock pursuant to an exercise of employee stock options, in connection with employee share incentive plans or otherwise as compensation;
●	any holder of SAC Class B Common Stock; and
●	any person that holds, directly, indirectly or constructively, any capital stock of ASI.

This discussion does not address any U.S. federal tax considerations other than those pertaining to the income tax (such as estate, gift or other non-income tax considerations) or any state, local or foreign income or non-income tax considerations. In addition, this discussion does not address any considerations arising under the unearned income Medicare contribution tax, or any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds SAC Public Shares or ASI Common Stock, the U.S. federal income tax treatment of the partners in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. Accordingly, partners in partnerships holding SAC Public Shares or ASI Common Stock should consult their tax advisors as to the particular tax consequences to them of (i) the redemption of SAC Public Shares or (ii) the exchange of ASI Common Stock for Combined Company Common Stock.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of SAC Public Shares or ASI Common Stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” means a beneficial owner of SAC Public Shares or ASI Common Stock that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE TRANSACTIONS DISCUSSED HEREIN TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of a Redemption of SAC Public Shares

In the event that a holder’s SAC Public Shares are redeemed pursuant to the redemption provisions described in this joint proxy statement/prospectus under the section entitled “Special Meeting of Stockholders of SAC—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of SAC Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of SAC Public Shares, the material U.S. federal income tax consequences to a U.S. holder (as defined below) generally will be as described below under the section entitled “—U.S. Holders—Taxation of Redemption Treated as a Sale of SAC Public Shares,” and the material U.S. federal income tax consequences to a Non-U.S. holder (as defined below) generally will be as described under the section entitled “—Non-U.S. Holders—Taxation of Redemption Treated as a Sale of SAC Public Shares.” If the redemption does not qualify as a sale of SAC Public Shares under Section 302 of the Code, a holder generally will be treated as receiving a corporate distribution with the material U.S. federal income tax consequences to a U.S. holder generally as described below under the section entitled “—U.S. Holders—Taxation of Redemption Treated as a Distribution,” and the material U.S. federal income tax consequences to a Non-U.S. holder generally as described below under the section entitled “—Non-U.S. Holders—Taxation of Redemption Treated as a Distribution.”

Whether a redemption of a holder’s SAC Public Shares qualifies for sale treatment will depend largely on the total number of shares of SAC’s stock treated as held, directly, indirectly or constructively, by such redeemed holder before and after the redemption (including any stock treated as held by such holder under applicable constructive ownership rules, including any stock constructively owned by the holder as a result of owning warrants and any of SAC’s stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of SAC’s shares outstanding both before and after the redemption. The redemption of a holder’s SAC Public Shares generally will be treated as a sale of SAC Public Shares by such holder (rather than as a corporate distribution) under Section 302 of the Code if the redemption: (i) is “substantially disproportionate” with respect to the holder; (ii) results in a “complete termination” of the holder’s interest in SAC; or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of SAC’s stock actually owned by the holder, but also shares of SAC’s stock that are constructively owned by the holder under certain attribution rules set forth in the Code. Among other things, a holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire pursuant to the exercise of an option, which would generally include SAC Public Shares that could be acquired pursuant to the exercise of the warrants. Moreover, any of SAC’s stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of SAC’s outstanding voting stock actually and constructively owned by the holder immediately following the redemption of such holder’s SAC Public Shares must, among other requirements, be less than 80% of the percentage of SAC’s outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of SAC Public Shares and the Combined Company Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of SAC’s stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of SAC’s stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of SAC Public Shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in SAC. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in SAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the redemption of a holder’s SAC Public Shares will be treated as a corporate distribution to the redeemed holder and the material U.S. federal income tax consequences of the redemption to such holder that is a U.S. holder generally will be as described below under the section entitled “—U.S. Holders—Taxation of Redemption Treated as a Distribution,” and the material U.S. federal income tax consequences of the redemption to such holder that is a Non-U.S. holder generally will be as described below under the section entitled “—Non-U.S. Holders—Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed SAC Public Shares will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder of SAC Public Shares should consult its tax advisors as to the tax consequences of a redemption.

U.S. Holders

Taxation of Redemption Treated as a Distribution. If the redemption of a U.S. holder’s SAC Public Shares is treated as a distribution, as discussed above under the section entitled “U.S. Federal Income Tax Consequences of a Redemption of SAC Public Shares,” such a distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from SAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of SAC’s current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its SAC Public Shares. Any remaining excess will be treated as gain recognized on the sale or other taxable disposition of the SAC Public Shares and will be treated as described below under the section entitled “—U.S. Holders—Taxation of Redemption Treated as a Sale of SAC Public Shares.”

Dividends paid to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the SAC Public Shares described in this joint proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of SAC Public Shares. If the redemption of a U.S. holder’s SAC Public Shares is treated as a sale, as discussed above under the section entitled “—U.S. Federal Income Tax Consequences of a Redemption of SAC Public Shares,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis in the SAC Public Shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the SAC Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the SAC Public Shares described in this joint proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders are generally eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of SAC Public Shares (SAC Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Taxation of the Warrant Amendment to U.S. Holders. The consequences to a U.S. holder that exchanges SAC Public Warrants for SAC Class A Common Stock pursuant to the Warrant Amendment depends on whether the Warrant Amendment qualifies as a “reorganization” described in Section 368(a) of the Code for U.S. federal income tax purposes. If the Warrant Amendment so qualifies, then no gain or loss would be recognized by the U.S. holder that exchanges SAC Public Warrants for SAC Class A Common Stock, and accordingly, the adjusted tax basis of the SAC Class A Common Stock received by such U.S. holder would be the same as the adjusted tax basis of the SAC Public Warrants surrendered in exchange therefor. In addition, the holding period of the SAC Class A Common Stock received in the Warrant Amendment by such a U.S. holder of SAC Public Warrants would include the period during which the U.S. holder held such SAC Public Warrants through the date of the Warrant Amendment.

If the Warrant Amendment does not qualify as a “reorganization,” the treatment of a U.S. holder’s exchange of SAC Public Warrants for SAC Class A Common Stock should be treated for U.S. federal income tax purposes as having been “exchanged” by the holders of such warrants for SAC Class A Common Stock. In such case, a U.S. holder would be required to recognize gain or loss in such exchange in an amount equal to the difference between the fair market value of the SAC Class A Common Stock held by such U.S. holder immediately following the Warrant Amendment and the adjusted tax basis of the SAC Public Warrants held by such U.S. holder immediately prior to the Warrant Amendment. Any such gain should generally be long-term capital gain if the U.S. holder’s holding period for the SAC Public Warrants was more than one year at the time of the Warrant Amendment. It is unclear whether certain redemption rights (described above) may have suspended the running of the applicable holding period for this purpose. Long-term capital gains of non-corporate U.S. holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. The U.S. holder’s tax basis in the new SAC Class A Common Stock treated as having been received in the exchange would be equal to the fair market value of such new SAC Class A Common Stock at the time of the Warrant Amendment, and such U.S. holder’s holding period in such SAC Class A Common Stock would begin the day after the Warrant Amendment.

Non-U.S. Holders

Taxation of Redemption Treated as a Distribution. If the redemption of a Non-U.S. holder’s SAC Public Shares is treated as a distribution, as discussed above under the section entitled “—U.S. Federal Income Tax Consequences of a Redemption of SAC Public Shares,” such a distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of SAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Unless such dividend is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder), the gross amount of such dividend will generally be subject to withholding tax at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Distributions in excess of SAC’s current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in its SAC Public Shares. Any remaining excess will be treated as gain recognized on the sale or other taxable disposition of the SAC Public Shares and will be treated as described below under the section entitled “—Non-U.S. Holders—Taxation of Redemption Treated as a Sale of SAC Public Shares.”

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder that are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder), provided that the holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8ECI and satisfies all applicable certification requirements. Instead, such dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, as adjusted for certain items.

Taxation of Redemption Treated as a Sale of SAC Public Shares. If the redemption of a Non-U.S. holder’s SAC Public Shares is treated as a sale, as discussed above under the section entitled “—U.S. Federal Income Tax Consequences of a Redemption of SAC Public Shares,” subject to the discussion regarding backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);
●	the Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

●	SAC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held the SAC Public Shares, and, in the case where the SAC Public Shares are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of the SAC Public Shares at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the SAC Public Shares.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which generally may be offset by U.S. source capital losses of the Non-U.S. holder, provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless the SAC Public Shares are regularly traded on an established securities market within the meaning of applicable Treasury Regulations, SAC may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. There can be no assurance that the SAC Public Shares will be treated as regularly traded on an established securities market. However, SAC believes that it is not and has not been at any time since its formation a United States real property holding corporation and SAC does not expect to be a United States real property holding corporation immediately after the Business Combination is completed, but there can be no assurance in this regard. Holders should consult their tax advisor regarding the tax consequences to them if SAC is treated as a U.S. real property holding corporation.

It is possible that because an applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s SAC Public Shares, such applicable withholding agent might treat the redemption as a distribution subject to withholding tax.

Tax Consequences of the Warrant Amendment to Non-U.S. Holders. The Warrant Amendment is not expected to result in any U.S. federal income tax consequences to a Non-U.S. holder, unless such transactions fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and such Non-U.S. holder holds its SAC Public Warrants in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. holder maintains in the United States). In such case, unless an applicable treaty provides otherwise, any gain will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any such gains of a Non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or a lower applicable income tax treaty rate).

Information Reporting and Backup Withholding

Generally, information reporting requirements may apply in connection with payments made to U.S. holders or Non-U.S. holders in connection with a redemption of SAC Public Shares.

Backup withholding of tax (currently at a rate of 24%) generally will apply to cash payments to which a U.S. holder is entitled in connection with a redemption of SAC Public Shares, unless the U.S. holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption. Backup withholding of tax may also apply to cash payments to which a Non-U.S. holder is entitled in connection with the redemption of SAC Public Shares, unless the Non-U.S. holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8), attesting to such Non-U.S. holder’s status as non-U.S. person and otherwise complies with applicable certification requirements.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder or Non-U.S. holder generally will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Considerations of the Business Combination for holders of ASI Common Stock

Characterization of the Business Combination

Each of SAC and ASI intends and expects the Business Combination to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and have agreed to report the Business Combination in accordance with such qualification for all tax purposes (unless otherwise required by a judicial or administrative determination). In the Merger Agreement, each of SAC and ASI agrees not to take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The qualification of the Business Combination as a reorganization depends on numerous facts and circumstances, some of which may not be known as of the Closing Date, and on certain actions and transactions that may occur after the Closing. Accordingly, there can be no assurance that the Business Combination will qualify as a reorganization for U.S. federal income tax purposes, and, consequently, the receipt of a legal opinion from counsel is not a condition to either party’s obligation to complete the Merger. SAC and ASI have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the Business Combination, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to the position SAC and ASI intend to take with respect to the Merger.

U.S. Holders

If the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging ASI Common Stock for Combined Company Common Stock, an ASI stockholder will generally not recognize gain or loss. The aggregate tax basis in the shares of Combined Company Common Stock that a U.S. holder receives in the Business Combination will equal such U.S. holders aggregate adjusted tax basis in the ASI Common Stock such U.S. holder surrenders. A U.S. holder’s holding period for the shares of Combined Company Common Stock that such U.S. holder receives in the Business Combination will include such U.S. holders holding period for the shares of ASI Common Stock such U.S. holder surrenders in the exchange. If a U.S. holder acquired different blocks of ASI Common Stock at different times or at different prices, the Combined Company Common Stock such U.S. holder receives will be allocated pro rata to each block of ASI Common Stock, and the basis and holding period of each block of Combined Company Common Stock such U.S. holders receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of ASI Common Stock exchanged for such block of Combined Company Common Stock.

If the Business Combination fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and is a taxable transaction, the receipt of Combined Company Common Stock in exchange for ASI Common Stock in the Merger will be a taxable transaction. In general, a U.S. holder whose shares of ASI Common Stock are converted into the right to receive Combined Company Common Stock and cash in the Business Combination will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the sum of the value of the Combined Company Common Stock (referred to as the amount realized) and (ii) the shareholder’s adjusted tax basis in the shares of ASI Common Stock exchanged in the Business Combination. Gain or loss, as well as the holding period, will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) exchanged pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such shares is more than one year at the time of the consummation of the Merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

The U.S. federal income tax consequences of the Business Combination for Non-U.S. holders of ASI Common Stock will generally be the same as for U.S. holders except as noted below.

Non-U.S. holders will not be subject to U.S. federal income tax on any gain recognized as a result of the Business Combination (i.e., if the Business Combination does not qualify as a “reorganization” under Section 368(a) of the Code and is a taxable transaction) unless:

●	the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);
●	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the Business Combination and certain other requirements are met; or
●	ASI is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Business Combination or the period that the Non-U.S. holder held ASI Common Stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applied to a Non-U.S. holder, any gain recognized by such holder with respect to such holder’s ASI Common Stock as a result of the Business Combination would be subject to tax at generally applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, ASI believes that it is not, and has not been at any time since its formation, a United States real property holding corporation.

Information Reporting and Backup Withholding

Generally, information reporting requirements may apply in connection with payments made to U.S. holders or Non-U.S. holders in connection with the Business Combination.

Backup withholding of tax (currently at a rate of 24%) generally will apply to certain payments to which a U.S. holder is entitled in connection with the Business Combination, unless the U.S. holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption. Backup withholding of tax may also apply to certain payments to which a Non-U.S. holder is entitled in connection with the Business Combination, unless the Non-U.S. holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8), attesting to such Non-U.S. holder’s status as non-U.S. person and otherwise complies with applicable certification requirements.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder or Non-U.S. holder generally will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THE STATEMENTS SET FORTH THEREIN. THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY. IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A HOLDER’S INDIVIDUAL CIRCUMSTANCES NOR THE APPLICATION OF ANY U.S. NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING SUCH MATTERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information and accompanying notes are provided to aid you in your analysis of the financial aspects of the Business Combination, the Interim Financing and other financing transactions, together the “Financing Transactions,” and adjustments for other material events. These other material events are referred to herein as “Other Material Events” and the pro forma adjustments for the Other Material Events are referred to herein as “Adjustments for Other Material Events.” The following information is also relevant to understanding the unaudited pro forma condensed combined financial information contained herein:

●	On September 11, 2024, SAC, Merger Sub and ASI entered into the Merger Agreement.
●	Pursuant to the terms of the Merger Agreement, upon the Closing of the Business Combination:
●	Merger Sub will merge with and into ASI, the separate corporate existence of Merger Sub will cease to exist, the Combined Company will be the surviving corporation and a wholly-owned subsidiary of SAC and SAC will change its name to “Angel Studios, Inc.”
●	At the effective time of the Merger, among other things, each share of ASI Common Stock outstanding as of immediately prior to the effective time of the Merger (other than the Excluded Shares), will be canceled and converted into the right to receive the applicable portion of an aggregate number of shares of the Corresponding Class of Combined Company Common Stock equal to the Merger Consideration Per Fully Diluted Share, with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made in lieu of fractional shares eliminated by rounding). Upon the Closing, each share of ASI Class A Common Stock and ASI Class C Common Stock outstanding immediately prior to Closing will be converted into the right to receive a number of shares of Combined Company Class A Common Stock equal to the Merger Consideration Per Fully Diluted Share and each share of ASI Class B Common Stock and ASI Class F Common Stock outstanding immediately prior to Closing will be converted into the right to receive a number of shares of Combined Company Class B Common Stock equal to the Merger Consideration Per Fully Diluted Share.
●	Each share of SAC Common Stock that is issued and outstanding immediately prior to the effective time will be converted into and become one newly issued share of Combined Company Class A Common Stock.
●	Upon the Closing, each option to purchase a share of ASI Class C Common Stock outstanding immediately prior to the Closing will be converted into the right to purchase a number of shares of Combined Company Class A Common Stock equal to the number of shares of ASI Class C Common Stock subject to such option multiplied by the Merger Consideration Per Fully Diluted Share and each option to purchase a share of ASI Class F Common Stock outstanding immediately prior to the Closing will be converted into the right to purchase a number of shares of Combined Company Class B Common Stock equal to the number of shares of ASI Class F Common Stock subject to such option multiplied by the Merger Consideration Per Fully Diluted Share.
●	Subject to the approval of the SAC Public Warrant holders, immediately prior to the effective time, each of the 11,500,000 issued and outstanding SAC Public Warrants will automatically convert into 0.1 newly issued share of SAC Class A Common Stock.
●	In connection with the Merger Agreement, SAC entered into the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to forfeit all 11,700,000 issued and outstanding SAC Private Placement Warrants held by the Sponsor immediately prior to and contingent upon the Closing. The SAC Private Placement Warrants will be immediately canceled upon their forfeiture.

The table below presents the exchange of ASI Class A Common Stock and ASI Class C Common Stock for Combined Company Class A Common Stock that is expected to occur upon the Closing:

				Issuance of ASI		ASI Class A
		Conversion of ASI		Class C		Common
		Class F Common		Common Stock		Stock and ASI
	ASI Common	Stock into ASI		subsequent	Conversion of ASI Class	Class C
	Stock	Class C Common	Issuance of ASI	to	B Common Stock	Common Stock
	outstanding	Stock resulting	Class C Common	June 30, 2024	into	assumed
	as of	from secondary	Stock	pursuant to	ASI Class A	outstanding
	June 30, 2024	market	subsequent to	Company	Common	immediately
	(Historical)	transactions(1)	June 30, 2024	Interim Financing	Stock(2)	prior to Closing
ASI Class A Common Stock, par value $0.001 per share	10,939,165	—	—	—	335,593	11,274,758
ASI Class C Common Stock, par value $0.001 per share	1,686,923	11,000	863,512	330,687	—	2,892,122
	12,626,088	11,000	863,512	330,687	335,593	14,166,880
Assumed Exchange Ratio - Class A						5.6101299
Estimated shares of Combined Company Class A Common Stock issued to ASI stockholders upon Closing						79,478,036
(1)	Subsequent to June 30, 2024, 11,000 shares of ASI Class F Common Stock were sold in various secondary market transactions. Under ASI’s certificate of incorporation, transfers of previously issued shares of ASI Class A Common Stock, ASI Class B Common Stock, and ASI Class F Common Stock will be automatically converted into ASI Class C Common Stock on a one-for-one basis. As a result of the sales in secondary market transactions subsequent to June 30, 2024, 11,000 previously issued and outstanding shares of ASI Class F Common Stock were automatically converted into 11,000 shares of ASI Class C Common Stock.
(2)	Subsequent to June 30, 2024, 330,687 shares of ASI Class B Common Stock were converted to ASI Class C Common Stock pursuant to the automatic conversion clause in Article V, Section B(4) of ASI’s certificate of incorporation. Under this clause, any holder of ASI Class B Common Stock who, together with its affiliates, holds more than 8,333 shares of ASI Class B Common Stock will have its shares of ASI Class B Common Stock automatically converted into shares of ASI Class C Common Stock.

The table below presents the exchange of ASI Class B Common Stock and ASI Class F Common Stock for Combined Company Class B Common Stock that is expected to occur upon the Closing:

					ASI Class B
		Conversion of ASI			Common
		Class F Common			Stock and ASI
	ASI Common	Stock into ASI	Exercise of ASI	Conversion of ASI Class	Class F
	Stock	Class C Common	Options for	B Common Stock	Common Stock
	outstanding	Stock resulting	ASI Class	into	assumed
	as of	from secondary	F Common Stock	ASI Class A	outstanding
	June 30, 2024	market	subsequent to	Common	immediately
	(Historical)	transactions(1)	June 30, 2024	Stock(2)	prior to Closing
ASI Class B Common Stock, par value $0.001 per share	3,346,358	—	—	(335,593)	3,010,765
ASI Class F Common Stock, par value $0.001 per share	9,695,514	(11,000)	53,439	—	9,737,953
	13,041,872	(11,000)	53,439	(335,593)	12,748,718
Assumed Exchange Ratio - Class B					5.6101299
Estimated shares of Combined Company Class B Common Stock issued to ASI stockholders upon Closing					71,521,964
(1)	Subsequent to June 30, 2024, 11,000 shares of ASI Class F Common Stock were sold in various secondary market transactions. Under ASI’s certificate of incorporation, transfers of previously issued shares of ASI Class A Common Stock, ASI Class B Common Stock, and ASI Class F Common Stock will be automatically converted into ASI Class C Common Stock on a one-for-one basis. As a result of the sales in secondary market transactions subsequent to June 30, 2024, 11,000 previously issued and outstanding shares of ASI Class F Common Stock were automatically converted into 11,000 shares of ASI Class C Common Stock.
(2)	Subsequent to June 30, 2024, 330,687 shares of ASI Class B Common Stock were converted to ASI Class C Common Stock pursuant to the automatic conversion clause in Article V, Section B(4) of ASI’s certificate of incorporation. Under this clause, any holder of ASI Class B Common Stock who, together with its affiliates, holds more than 8,333 shares of ASI Class B Common Stock will have its shares of ASI Class B Common Stock automatically converted into shares of ASI Class C Common Stock.

Financing Transactions and Background Relevant to Financing Transactions

●	In July 2024, ASI sold an aggregate of 202,137 shares of ASI Class C Common Stock at a price of $14.18 per share to various purchasers, including certain of ASI’s executive officers and directors.
●	On September 10, 2024, ASI sold 661,375 shares of ASI Class C Common Stock at a price of $30.24 per share and received cash proceeds, net of offering costs, of $19.4 million.
●	On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain pursuant to which Off the Chain agreed to purchase an aggregate of 330,687 shares of ASI Class C Common Stock at a price of $30.24 per share, for an aggregate purchase price of approximately $10.0 million (the Company Interim Financing), payable in bitcoin. The sale closed on October 10, 2024.
●	On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note

Other Material Events and Background Relevant to Other Material Events

●	Subsequent to June 30, 2024, certain ASI employees exercised 14,759 options to purchase ASI Class F Common Stock. The exercise prices for the 14,759 options were paid on a cashless basis via net share settlement. Additionally, certain ASI employees exercised 38,680 options to purchase ASI Class F Common Stock. The exercise prices for the 38,680 options were paid in cash.
●	Subsequent to June 30, 2024, 11,000 shares of ASI Class F Common Stock were sold in various secondary market transactions. Under ASI’s current certificate of incorporation, transfers of previously issued shares of ASI Class A Common Stock, ASI Class B Common Stock and ASI Class F Common Stock will be automatically converted into ASI Class C Common Stock on a one-for-one basis. As a result of the sales in secondary market transactions subsequent to June 30, 2024, 11,000 previously issued and outstanding shares of ASI Class F Common Stock were automatically converted into 11,000 shares of ASI Class C Common Stock.
●	Subsequent to June 30, 2024, 330,687 shares of ASI Class B Common Stock were converted to ASI Class C Common Stock pursuant to the automatic conversion clause in Article V, Section B(4) of ASI’s certificate of incorporation. Under this clause, any holder of ASI Class B Common Stock who, together with its affiliates, holds more than 8,333 shares of ASI Class B Common Stock will have its shares of ASI Class B Common Stock automatically converted into shares of ASI Class C Common Stock.

The unaudited pro forma condensed combined financial information has been prepared based on SAC’s and ASI’s historical financial statements as adjusted to give effect to the Business Combination, the Financing Transactions and the Adjustments for Other Material Events. The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives pro forma effect to the Business Combination as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of June 30, 2024 are assumed to have been made on January 1, 2023 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of June 30, 2024 were made on January 1, 2023 for the purpose of adjusting the pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial information;
●	the historical audited financial statements of SAC as of and for the year ended December 31, 2023, and the related notes included elsewhere in this joint proxy statement/prospectus;

●	the historical unaudited condensed financial statements of SAC as of and for the six months ended June 30, 2024, and the related notes included elsewhere in this joint proxy statement/prospectus;
●	the historical audited consolidated financial statements of ASI as of and for the year ended December 31, 2023, and the related notes included elsewhere in this joint proxy statement/prospectus;
●	the historical unaudited condensed consolidated financial statements of ASI as of and for the six months ended June 30, 2024, and the related notes included elsewhere in this joint proxy statement/prospectus; and
●	other information relating to ASI and SAC contained in this joint proxy statement/prospectus, including in the sections entitled “SAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “ASI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the Annexes and other financial information relating to each of SAC and ASI included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

●	No Redemption Scenario: This scenario, which we refer to as the “No Redemption Scenario” assumes that no holders of SAC Public Shares exercise their right to have their SAC Public Shares redeemed for their pro rata share of the Trust Account.
●	Maximum Redemption Scenario: This scenario, which we refer to as the “Maximum Redemption Scenario” assumes that 373,247 SAC Public Shares are redeemed, resulting in an aggregate cash payment of approximately $4.1 million out of the Trust Account based on an assumed redemption price of $11.12 per share based on an aggregate amount of the funds held in the Trust Account of approximately $12.9 million as of October 21, 2024. The Merger Agreement includes as a condition to the Closing that, at the Closing, SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). The SAC Charter provides that SAC may not redeem SAC Public Shares to the extent that such redemption would result in SAC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. The Maximum Redemption Scenario reflects the redemption of the maximum number of SAC Public Shares that can be redeemed while allowing the minimum net tangible assets requirement to be met. The Maximum Redemption Scenario includes all adjustments contained in the No Redemption Scenario and presents additional adjustments to reflect the effect of the Maximum Redemption Scenario.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, the Financing Transactions and the Other Material Events taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial information. If the actual facts are different than these assumptions, the amounts and shares outstanding in the unaudited pro forma condensed combined financial information that follows will be different, and those changes could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

			No Redemption Scenario							Maximum Redemption Scenario
			Transaction Accounting Adjustments
(In thousands, except for share data)	Southport Acquisition Corp. Historical	Angel Studios, Inc. Historical	Financing Transactions	Notes	Adjustments for Material Events	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet	Other Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
Assets
Current assets
Cash and cash equivalents	$491	$4,386	$2,866	3(aaa)	$62	3(aa)	$13,309	3(a)	$28,998	$(4,149)	3(p)	$24,849
	—	—	19,430	3(bbb)	—		(225)	3(b)	—	—		—
	—	—	208	3(ddd)	—		(3,455)	3(c)	—	—		—
	—	—	—		—		(1,000)	3(d)	—	—		—
	—	—	—		—		(4,201)	3(e)	—	—		—
	—	—	—		—		(2,299)	3(f)	—	—		—
	—	—	—		—		(366)	3(g)	—	—		—
	—	—	—		—		(208)	3(q)	—	—		—
Accounts receivable, net	—	7,601	—		—		—		7,601	—		7,601
Current portion of long-term licensing receivables, net	—	10,970	—		—		—		10,970	—		10,970
Physical media inventory	—	3,123	—		—		—		3,123	—		3,123
Current portion of notes receivable	—	501	—		—		—		501	—		501
Prepaid expenses and other	131	5,307	—		—		225	3(b)	5,663	—		5,663
Total current assets	622	31,888	22,504		62		1,780		56,856	(4,149)		52,707
Marketable securities held in trust account	12,730	—	—		—		(13,309)	3(a)	—	—		—
	—	—	—		—		579	3(h)	—	—		—
Long-term licensing receivables, net	—	14,023	—		—		—		14,023	—		14,023
Notes receivable, net of current portion	—	4,372	—		—		—		4,372	—		4,372
Property and equipment, net	—	1,062	—		—		—		1,062	—		1,062
Content, net	—	1,614	—		—		—		1,614	—		1,614
Intangibles, net	—	1,951	—		—		—		1,951	—		1,951
Digital assets	—	2,779	10,000	3(ccc)	—		—		12,779	—		12,779
Investments in affiliates	—	4,503	—		—		—		4,503	—		4,503
Operating lease right-of-use assets	—	3,080	—		—		—		3,080	—		3,080
Other long-term assets	—	8,493	—		—		1,000	3(c)	9,493	—		9,493
Total assets	$13,352	$73,765	$32,504		$62		$(9,950)		$109,733	$(4,149)		$105,584
Liabilities and stockholders’ (deficit)/equity
Current liabilities:
Accrued offering costs	$184	$—	$—		$—		$(184)	3(g)	$—	$—		$—
Promissory note - related party	—	—	208	3(ddd)	—		(208)	3(q)	—	—		—
Due to related party	271	—	—		—		—		271	—		271
Administrative support fee - related party	322	—	—		—		—		322	—		322
Excise tax liability	2,299	—	—		—		(2,299)	3(f)	—	—		—
Accounts payable	218	2,029	—		—		—		2,247	—		2,247
Accrued expenses	445	9,520	—		—		(182)	3(g)	9,783	—		9,783
Current portion of accrued licensing royalties	—	21,795	—		—		—		21,795	—		21,795
Notes payable	—	3,543	—		—		—		3,543	—		3,543
Current portion of operating lease liabilities	—	635	—		—		—		635	—		635
Deferred revenue	—	7,689	—		—		—		7,689	—		7,689
Current portion of accrued settlement costs	—	267	—		—		—		267	—		267
Total current liabilities	3,739	45,478	208		—		(2,873)		46,552	—		46,552
Warrant liability	464	—	—		—		1,170	3(i)	—	—		—
	—	—	—		—		1,150	3(j)	—	—		—
	—	—	—		—		(1,404)	3(k)	—	—		—
	—	—	—		—		(1,380)	3(l)	—	—		—
Accrued settlement costs, net of current portion	—	4,235	—		—		—		4,235	—		4,235
Accrued licensing royalties, long-term	—	9,370	—		—		—		9,370	—		9,370
Other accrued liabilities	—	—	—		—		1,000	3(c)	1,000	—		1,000
Operating lease liabilities, net of current portion	—	2,502	—		—		—		2,502	—		2,502
Total liabilities	4,203	61,585	208		—		(2,337)		63,659	—		63,659
SAC Class A Common Stock subject to possible redemption; 200,000,000 shares authorized; 1,163,113 shares issued and outstanding subject to possible redemption at redemption value	12,730	—	—		—		(12,730)	3(m)	—	—	3(p)	—
Stockholders’ equity/(deficit):
ASI Common Stock, $0.001 par value, 85,000,000 shares authorized; 25,667,960 shares issued and outstanding	—	26	—	3(aaa)	—	3(aa)	(27)	3(n)	—	—		—
	—	—	1	3(bbb)	—	3(bb)	—		—	—		—
	—	—	—	3(ccc)	—	3(cc)	—		—	—		—
	—	—	—		—	3(dd)	—		—	—		—
SAC Class A Common Stock, $ 0.0001 par value; 200,000,000 shares authorized; 4,200,000 issued and outstanding (excluding 1,163,113 shares subject to possible redemption)	—	—	—		—		—	3(l)	—	—		—
	—	—	—		—		—	3(o)	—	—		—
SAC Class B Common Stock, $ 0.0001 par value; 20,000,000 shares authorized; 1,550,000 shares issued and outstanding	—	—	—		—		—	3(o)	—	—		—
Combined Company Class A Common Stock, par value $0.0001	—	—	—		—		—	3(m)	8	—	3(p)	8
	—	—	—		—		8	3(n)	—	—		—
	—	—	—		—		—	3(o)	—	—		—
Combined Company Class B Common Stock, par value $0.0001	—	—	—		—		7	3(n)	7	—		7
Additional paid-in capital	646	59,750	2,866	3(aaa)	62	3(aa)	(3,435)	3(c)	93,676	(4,149)	3(p)	89,527
	—	—	10,000	3(ccc)	—	3(bb)	(1,373)	3(e)	—	—		—
	—	—	19,429	3(bbb)	—	3(cc)	1,404	3(k)	—	—		—
	—	—	—		—	3(dd)	1,380	3(l)	—	—		—
	—	—	—		—		12,730	3(m)	—	—		—
	—	—	—		—		(9,783)	3(n)	—	—		—
Noncontrolling interests	—	(195)	—		—		—		(195)	—		(195)
Accumulated deficit	(4,227)	(47,401)	—		—		(20)	3(c)	(47,422)	—		(47,422)
	—	—	—		—		(1,000)	3(d)	—	—		—
	—	—	—		—		(2,828)	3(e)	—	—		—
	—	—	—		—		579	3(h)	—	—		—
	—	—	—		—		(1,170)	3(i)	—	—		—
	—	—	—		—		(1,150)	3(j)	—	—		—
	—	—	—		—		9,795	3(n)	—	—		—
Total stockholders’ (deficit) equity	(3,581)	12,180	32,296		62		5,117		46,074	(4,149)		41,925
Total liabilities, SAC Class A Common Stock subject to possible redemption, and stockholders’ (deficit) equity	$13,352	$73,765	$32,504		$62		$(9,950)		$109,733	$(4,149)		$105,584

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Six Months	Six Months
	Ended	Ended
	June 30, 2024	June 30, 2024	No Redemption Scenario				Maximum Redemption Scenario
	Southport
	Acquisition	Angel							Pro
	Corp.	Studios,	Transaction		Pro Forma		Transaction		Forma
	Reclassified	Inc.	Accounting		Statement of		Accounting		Statement of
(In thousands, except per share and weighted-average share data)	(Note 5)	(Historical)	Adjustments	Notes	Operations	Notes	Adjustments	Notes	Operations	Notes
Revenue:
Licensed content and other revenue	$—	$40,577	$—		$40,577		$—		$40,577
Pay it forward revenue	—	4,788	—		4,788		—		4,788
Total revenue	—	45,365	—		45,365		—		45,365
Operating expenses:
Cost of revenues	—	23,231	—		23,231		—		23,231
Selling and marketing	—	38,292	—		38,292		—		38,292
General and administrative	695	9,913	—		10,683		—		10,683
	—	—	75	4(b)	—		—		—
Research and development	—	8,034	—		8,034		—		8,034
Legal expense	—	8,710	—		8,710		—		8,710
Net gain on digital assets	—	(732)	—		(732)		—		(732)
Total operating expense	695	87,448	75		88,218		—		88,218
Loss from operations	(695)	(42,083)	(75)		(42,853)		—		(42,853)
Other income (expense):
Interest expense	—	(1,517)	—		(1,517)		—		(1,517)
Interest income	—	1,827	—		1,827		—		1,827
Change in fair value of warrant liability	117	—	(117)	4(d)	—		—		—
Non-redemption agreement expense	(275)	—	275	4(e)	—		—		—
Dividend income on marketable securities held in Trust Account	724	—	(724)	4(f)	—		—		—
Total other income (expense)	566	310	(566)		310		—		310
Loss before (provision) benefit for income taxes	(129)	(41,773)	(641)		(42,543)		—		(42,543)
Income tax (expense) benefit	(114)	4,403	164	4(i)	4,453		—		4,453
Net loss	$(243)	$(37,370)	$(477)		$(38,090)		$—		$(38,090)
Net loss attributable to noncontrolling interests	—	(43)	$—		$(43)		—		$(43)
Net loss attributable to controlling interests	$(243)	$(37,327)	$(477)		$(38,047)		$—		$(38,047)
SAC basic and diluted weighted average shares outstanding, redeemable Class A Common Stock	2,377,588	—	—		—		—		—
SAC basic and diluted net income per share, redeemable Class A Common Stock	$0.04	$—	$—		$—		$—		$—
SAC basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B Common Stock	5,750,000	—	—		—		—		—
SAC basic and diluted net loss per share, non-redeemable Class A and Class B Common Stock	$(0.06)	$—	$—		$—		$—		$—
ASI basic and diluted weighted average shares outstanding, Common Stock	—	25,138,698	—		—		—		—
ASI basic and diluted net loss per share attributable to controlling interests	$—	$(1.49)	$—		$—		$—		$—
Weighted average shares outstanding, Combined Company Class A Common Stock - basic and diluted	—	—	—		87,541,149	4(j)	—		87,167,902	4(j)
Net loss per share attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted	$—	$—	$—		$(0.24)	4(j)	$—		$(0.24)	4(j)
Weighted average shares outstanding, Combined Company Class B Common Stock - basic and diluted	—	—	—		71,521,964	4(j)	—		71,521,964	4(j)
Net loss per share attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted	$—	$—	$—		$(0.24)	4(j)	$—		$(0.24)	4(j)

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Year	Year
	Ended	Ended
	December 31, 2023	December 31, 2023	No Redemption Scenario				Maximum Redemption Scenario
	Southport
	Acquisition	Angel			Pro				Pro
	Corp.	Studios,	Transaction		Forma		Transaction		Forma
	Reclassified	Inc.	Accounting		Statement of		Accounting		Statement of
(In thousands, except per share and weighted-average share data)	(Note 5)	(Note 5)	Adjustments	Notes	Operations	Notes	Adjustments	Notes	Operations	Notes
Revenue:
Licensed content and other revenue	$—	$167,150	$—		$167,150		$—		$167,150
Pay it forward revenue	—	35,287	—		35,287		—		35,287
Total revenue	—	202,437	—		202,437		—		202,437
Operating expenses:
Cost of revenues	—	86,033	—		86,033		—		86,033
Selling and marketing	—	74,181	—		74,181		—		74,181
General and administrative	1,371	18,121	1,000	4(a)	23,490		—		23,490
	—	—	150	4(c)	—		—		—
	—	—	20	4(g)	—		—		—
	—	—	2,828	4(h)	—		—		—
Research and development	—	13,905	—		13,905		—		13,905
Legal expense	300	2,039	—		2,339		—		2,339
Write-down of digital assets	—	4	—		4		—		4
Total operating expense	1,671	194,283	3,998		199,952		—		199,952
(Loss) income from operations	(1,671)	8,154	(3,998)		2,485		—		2,485
Other income (expense):
Interest expense	—	(3,658)	—		(3,658)		—		(3,658)
Interest income	—	1,819	—		1,819		—		1,819
Change in fair value of warrant liability	(53)	—	53	4(d)	—		—		—
Dividend income on marketable securities held in Trust Account	6,708	—	(6,708)	4(f)	—		—		—
Financing expense	(935)	—	935	4(e)	—		—		—
Other expense	—	—	—		—		—		—
Total other income (expense)	5,720	(1,839)	(5,720)		(1,839)		—		(1,839)
Income (loss) before (provision) benefit for income taxes	4,049	6,315	(9,718)		646		—		646
Income tax (expense) benefit	(1,319)	2,697	2,492	4(i)	3,870		—		3,870
Net income (loss)	$2,730	$9,012	$(7,226)		$4,516		$—		$4,516
Net loss attributable to noncontrolling interests	—	(152)	—		(152)		—		(152)
Net income (loss) attributable to controlling interests	$2,730	$9,164	$(7,226)		$4,668		$—		$4,668
SAC basic and diluted weighted average shares outstanding, redeemable Class A Common Stock	12,413,050	—	—		—		—		—
SAC basic and diluted net income per share, redeemable Class A Common Stock	$0.26	$—	$—		$—		$—		$—
SAC basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B Common Stock	5,750,000	—	—		—		—		—
SAC basic and diluted net loss per share, non-redeemable Class A and Class B Common Stock	$(0.09)	$—	$—		$—		$—		$—
ASI basic weighted average shares outstanding, Common Stock	—	24,775,858	—		—		—		—
ASI basic net income per share attributable to controlling interests	$—	$0.37	$—		$—		$—		$—
ASI diluted weighted average shares outstanding, Common Stock	—	25,929,246	—		—		—		—
ASI diluted net income per share attributable to controlling interests	$—	$0.35	$—		$—		$—		$—
Weighted average shares outstanding, Combined Company Class A Common Stock – basic	—	—	—		87,541,149	4(j)	—		87,167,902	4(j)
Earnings per share attributable to controlling interests, Combined Company Class A Common Stock – basic	$—	$—	$—		$0.03	4(j)	$—		$0.03	4(j)
Weighted average shares outstanding, Combined Company Class A Common Stock – diluted	—	—	—		93,917,975	4(j)	—		93,544,728	4(j)
Earnings per share attributable to controlling interests, Combined Company Class A Common Stock – diluted	$—	$—	$—		$0.03	4(j)	$—		$0.03	4(j)
Weighted average shares outstanding, Combined Company Class B Common Stock – basic	—	—	—		71,521,964	4(j)	—		71,521,964	4(j)
Earnings per share attributable to controlling interests, Combined Company Class B Common Stock – basic	$—	$—	$—		$0.03	4(j)	$—		$0.03	4(j)
Weighted average shares outstanding, Combined Company Class B Common Stock – diluted	—	—	—		84,220,790	4(j)	—		84,220,790	4(j)
Earnings per share attributable to controlling interests, Combined Company Class B Common Stock – diluted	$—	$—	$—		$0.03	4(j)	$—		$0.03	4(j)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and presents the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). SAC and ASI management have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Business Combination, the Financing Transactions and the Adjustments for Other Material Events. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. SAC and ASI have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma adjustments reflecting the consummation of the Business Combination, the Financing Transactions and the Other Material Events are based on certain currently available information and certain assumptions and methodologies that both SAC and ASI believe are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Both SAC and ASI believe that the assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination, the Financing Transactions and the Other Material Events based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The foregoing scenarios (the No Redemption Scenario and the Maximum Redemption Scenario) are for illustrative purposes as SAC does not have, as of the date of this joint proxy statement/prospectus, a meaningful way of providing any certainty regarding the number of SAC Public Shares that public stockholders will redeem in connection with the Business Combination.

Included in the shares outstanding and weighted average shares outstanding (for the calculation of pro forma basic and diluted earnings per share and net loss per share) as presented in the unaudited pro forma condensed combined financial information are the shares of Combined Company Common Stock to be issued to legacy ASI stockholders and the SAC Common Stock that will remain outstanding under the No Redemption Scenario and the Maximum Redemption Scenario on the estimated Closing Date and that will represent shares of Combined Company Common Stock (as adjusted, where applicable, for the Maximum Redemption Scenario), which includes SAC Common Stock held by SAC public stockholders, the Sponsor and the Third-Party SAC Investors.

The table directly below presents shares outstanding upon the estimated Closing Date as depicted in the unaudited pro forma condensed combined balance sheet:

	No Redemption Scenario			Maximum Redemption Scenario
	Shares		% Ownership	Shares		% Ownership
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		49.9%	79,478,036		50.1%
Combined Company Class B shares held by ASI Stockholders(2)	71,521,964		45.0%	71,521,964		45.1%
Combined Company Class A shares held by Sponsor(3)	4,250,004		2.7%	4,250,004		2.7%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	1.5%	1,939,866	(5)	1.2%
Combined Company Class A shares held by Third-Party SAC Investors(6)	1,499,996		0.9%	1,499,996		0.9%
	159,063,113		100.0%	158,689,866		100.0%
(1)	Represents Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A Common Stock and ASI Class C Common Stock upon the Closing.

(2)	Represents Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B Common Stock and ASI Class F Common Stock upon the Closing.
(3)	Represents 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Represents (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares of SAC Class A Common Stock held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(5)	Represents (a) 789,866 SAC Public Shares outstanding subsequent to the assumed redemption of 373,247 SAC Public Shares under the Maximum Redemption Scenario and (b) 1,150,000 shares of SAC Class A Common Stock held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(6)	Represents 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such SAC Third-Party Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

Pursuant to the Merger Agreement, former holders of ASI Class A Common Stock and ASI Class C Common Stock will receive an aggregate of 79,478,036 shares of Combined Company Class A Common Stock, each share having one vote. The former holders of ASI Class B Common Stock and ASI Class F Common Stock will receive an aggregate of 71,521,964 shares of Combined Company Class B Common Stock, each share having 10 votes. The former holders of ASI Common Stock will have approximately 99.0% and 99.1% of the total voting rights in the Combined Company in the No Redemption Scenario and in the Maximum Redemption Scenario, respectively (see table directly below). The table directly below summarizes the pro forma voting rights in the Combined Company upon the Closing:

	No Redemption Scenario			Maximum Redemption Scenario
	Voting Rights		% of Voting Rights	Voting Rights		% of Voting Rights
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		9.9%	79,478,036		9.9%
Combined Company Class B shares held by ASI Stockholders(2)	715,219,640		89.1%	715,219,640		89.2%
Combined Company Class A shares held by Sponsor(3)	4,250,004		0.5%	4,250,004		0.5%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	0.3%	1,939,866	(5)	0.2%
Combined Company Class A shares held by Third-Party SAC Investors(6)	1,499,996		0.2%	1,499,996		0.2%
	802,760,789		100.0%	802,387,542		100.0%
(1)	Represents Combined Company Class A Common Stock arising from the exchange of the issued and outstanding shares of ASI Class A Common Stock and ASI Class C Common Stock upon the Closing.
(2)	Represents Combined Company Class B Common Stock arising from the exchange of the issued and outstanding shares of ASI Class B Common Stock and ASI Class F Common Stock upon the Closing.
(3)	Represents 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Represents (a) 1,163,113 SAC Public Shares and (b) 1,150,000 shares of SAC Class A Common Stock held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.

(5)	Represents (a) 789,866 SAC Public Shares outstanding subsequent to the assumed redemption of 373,247 SAC Public Shares under the Maximum Redemption Scenario and (b) 1,150,000 shares of SAC Class A Common Stock held by SAC public stockholders following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(6)	Represents 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.

2.Accounting Treatment for the Business Combination

Notwithstanding the legal form, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP and not as a business combination under ASC 805. Under this method of accounting, SAC will be treated as the acquired company for accounting purposes, whereas ASI will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of ASI issuing shares for the net assets of SAC, accompanied by a recapitalization. The net assets of ASI will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of ASI. ASI has been determined to be the accounting acquirer for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

●	Under the No Redemption Scenario and the Maximum Redemption Scenario, legacy ASI stockholders will have a majority of the voting interest in the Combined Company with approximately 99.0% and 99.1% of the voting interest in both the No Redemption Scenario and the Maximum Redemption Scenario, respectively.
●	All of the senior management of the Combined Company will come from the senior management of ASI.
●	ASI will appoint a majority of the directors to the board of directors of the Combined Company and the chair of the board of directors of the Combined Company will be the Chief Executive Officer of ASI.
●	The intended strategy of the Combined Company will be to continue to focus on ASI’s core service offerings.

3.Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Adjustments for Financing Transactions:

(aaa)

To reflect the sale of 202,137 shares of ASI Class C Common Stock to various purchasers, including certain of ASI’s executive officers and directors, at a price of $14.18 per share for proceeds of $2.9 million.

(bbb)

To reflect the sale of 661,375 shares of ASI Class C Common Stock to various purchasers, including certain of ASI’s executive officers and directors, at a price of $30.24 per share for proceeds of approximately $19.4 million, net of offering costs.

(ccc)	To reflect the issuance of 330,687 shares of ASI Class C Common Stock through the Company Interim Financing, in which ASI received $10.0 million of bitcoin from Off the Chain.
(ddd)	To reflect the expected drawdown of approximately $0.2 million on the Sponsor Promissory Note subsequent to June 30, 2024.

Pro Forma Adjustments for Other Material Events:

(aa)	To reflect the cash exercise, subsequent to June 30, 2024, and as of September 11, 2024, of ASI employees’ stock options, which resulted in the issuance of 38,680 shares of ASI Class F Common Stock.
(bb)	To reflect the cashless exercise, subsequent to June 30, 2024, and as of September 11, 2024, of ASI employees’ options, which resulted in the issuance of 14,759 shares of ASI Class F Common Stock.
(cc)

To reflect the automatic conversion of 11,000 shares of ASI Class F Common Stock to ASI Class C Common Stock as a result of the secondary market sale of ASI Class F Common Stock subsequent to June 30, 2024, and as of September 11, 2024.

(dd)

To reflect the automatic conversion of 330,687 shares of ASI Class B Common Stock to ASI Class C Common Stock pursuant to the automatic conversion clause in Article V, Section B(4) of ASI’s certificate of incorporation subsequent to June 30, 2024, and as of September 11, 2024.

Pro Forma Other Transaction Accounting Adjustments:

(a)	To reflect, in the No Redemption Scenario, the release of the marketable securities held in the Trust Account to cash, assuming no SAC public stockholders exercise their right to have their SAC Public Shares redeemed for their pro rata share of the Trust Account.
(b)	To reflect the expected payment on the estimated Closing Date of a $0.2 million premium for a prepaid directors’ and officers’ insurance policy for the Combined Company’s directors and officers.
(c)	To reflect the incurrence and payment of total preliminary estimated transaction costs of ASI of $3.5 million, and accrual of $1.0 million in deferred fees for investment banking services and other financial advice. The adjustment reflects advisory, legal and other professional fees of $3.4 million that are deemed specific incremental costs directly attributable to the offering of securities associated with the Closing. These costs of $3.4 million are recorded as a reduction to additional paid-in capital. The adjustment also reflects $20.0 thousand of additional transaction costs related to the Business Combination that are not deemed specific incremental costs directly attributable to the offering of securities associated with the Closing. These additional transaction costs are recorded as an increase to accumulated deficit. The $1.0 million in deferred fees for investment banking services and other financial advice is recorded as an increase to other long-term assets and a corresponding increase to other accrued liabilities, as payment is due 18 months from the Closing for services to be provided over the corresponding 18-month period.
(d)	To reflect the payment on the estimated Closing Date of the $1.0 million premium for a directors’ and officers’ tail insurance policy.
(e)	To reflect the incurrence of total preliminary estimated transaction costs of SAC of approximately $4.2 million. The adjustment reflects underwriting, advisory and other professional fees of approximately $1.4 million that are deemed specific incremental costs directly attributable to the offering of securities associated with the Closing. These costs of $1.4 million are recorded as a reduction to additional paid-in capital. The adjustment also reflects approximately $2.8 million of additional transaction costs related to the Business Combination that are not deemed specific incremental costs directly attributable to the offering of securities associated with the Closing. These costs of $2.8 million are recorded as an increase to accumulated deficit.
(f)	To reflect the settlement of the excise tax payable calculated as 1.0% of the fair value of the 18,849,935 shares of SAC Class A Common Stock redeemed on July 7, 2023 for a total of $197.7 million and 1.0% of the fair value of the 2,986,952 shares of SAC Class A Common Stock redeemed on March 14, 2024 for a total of $32.2 million.
(g)	To reflect the cash payment of accrued offering costs and certain other accrued legal expenses of SAC, which will be paid on the estimated Closing Date.

(h)	To reflect actual and expected income on marketable securities held in the Trust Account from July 1, 2024 through the estimated Closing Date.
(i)	To reflect the fair value remeasurement of the liability-classified SAC Private Placement Warrants upon settlement on the estimated Closing Date. See Note 3(k) for discussion of the SAC Private Placement Warrant settlement.
(j)	To reflect the fair value remeasurement of the liability-classified SAC Public Warrants upon settlement on the estimated Closing Date. See Note 3(l) for discussion on the SAC Public Warrant settlement.
(k)	To reflect the forfeiture of 11,700,000 SAC Private Placement Warrants by the Sponsor (with no consideration to the Sponsor) pursuant to the terms of the Sponsor Support Agreement. The terms specify that the forfeited warrants will be immediately canceled upon the Closing Date. The adjustment consists of a decrease to warrant liability with a corresponding increase to additional paid-in capital for the fair value of the warrants on the estimated Closing Date. Additional paid-in capital is increased as the forfeiture was deemed to be specific and incremental to the offering of securities that will be issued upon the Closing Date as the forfeiture was deemed entered into to remove a source of potential dilution to induce parties to the Merger Agreement to consummate the Business Combination.
(l)	To reflect the conversion and exchange of 11,500,000 SAC Public Warrants at a rate of one SAC Public Warrant for 0.1 share of SAC Class A Common Stock pursuant to the terms of the Merger Agreement, assuming approval of the Warrant Amendment Proposal. The adjustment consists of a decrease to warrant liability for the fair value of the warrants on the estimated Closing Date, an increase to SAC Class A Common Stock at $0.0001 par value and a corresponding increase to additional paid-in capital. Additional paid-in capital is increased as the conversion and exchange at a rate of 0.1 was deemed to be specific and incremental to the offering of securities that will be issued upon the Closing Date as the conversion and exchange of warrants was deemed entered into to remove a source of potential dilution to induce parties to the Merger Agreement to consummate the Business Combination.

The preparation of the unaudited pro forma condensed combined financial information outside of this footnote assumes that all SAC Public Warrants are converted into shares of SAC Class A Common Stock pursuant to the terms of the Merger Agreement. The following tables within this footnote present the impact on the unaudited pro forma condensed combined financial information assuming that no SAC Public Warrants are converted and assuming that all SAC Public Warrants are converted. These tables present this information under the No Redemption Scenario and the Maximum Redemption Scenario.

	No Redemption Scenario				Maximum Redemption Scenario
(In thousands, except for share data, weighted average share data, and per share data)	Assuming Warrant Conversion		Assuming No Warrant Conversion		Assuming Warrant Conversion		Assuming No Warrant Conversion
As of June 30, 2024
Warrant liability	—		230		—		230
Total liabilities	63,659		63,889		63,659		63,889
SAC Class A Common Stock, $ 0.0001 par value; 200,000,000 shares authorized; 4,200,000 issued and outstanding (excluding 1,163,113 shares subject to possible redemption)(1)	—		—		—		—
Additional paid-in capital	93,676		92,295		89,527		88,146
Accumulated deficit	(47,422)		(46,272)		(47,422)		(46,272)
Total stockholders’ equity	46,074		45,843		41,925		41,694
For the six months ended June 30, 2024	—		—		—		—
Change in fair value of warrant liability	—		58		—		58
Total other income	310		368		310		368
Loss before income tax benefit	(42,543)		(42,485)		(42,543)		(42,485)
Income tax benefit	4,453		4,438		4,453		4,438
Net loss	(38,090)		(38,047)		(38,090)		(38,047)
Net loss attributable to controlling interests	(38,047)		(38,004)		(38,047)		(38,004)
Allocation of net loss attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted	(20,939)		(20,791)		(20,899)		(20,751)
Allocation of net loss attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted	(17,108)		(17,213)		(17,148)		(17,253)
Weighted average shares outstanding, Combined Company Class A Common Stock - basic and diluted	87,541,149		86,391,149		87,167,902		86,017,902
Weighted average shares outstanding, Combined Company Class B Common Stock - basic and diluted(2)	71,521,964		71,521,964		71,521,964		71,521,964
Net loss per share attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted(3)	(0.24)		(0.24)		(0.24)		(0.24)
Net loss per share attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted(4)	(0.24)		(0.24)		(0.24)		(0.24)
Total shares of anti-dilutive potential Combined Company Common Stock	28,585,069	(5)	40,085,069	(6)	28,585,069	(5)	40,085,069	(6)
For the year ended December 31, 2023
Change in fair value of warrant liability	—		(26)		—		(26)
Total other expense	(1,839)		(1,865)		(1,839)		(1,865)
Income before income tax benefit	646		620		646		620
Income tax benefit	3,870		3,877		3,870		3,877
Net income	4,516		4,497		4,516		4,497
Net income attributable to controlling interests	4,668		4,649		4,668		4,649
Allocation of net income attributable to controlling interests, Combined Company Class A Common Stock - basic	2,569		2,543		2,564		2,538
Allocation of net income attributable to controlling interests, Combined Company Class A Common Stock - diluted	2,461		2,437		2,456		2,432
Allocation of net income attributable to controlling interests, Combined Company Class B Common Stock - basic	2,099		2,106		2,104		2,111
Allocation of net income attributable to controlling interests, Combined Company Class B Common Stock - diluted	2,207		2,212		2,212		2,217
Weighted average shares outstanding, Combined Company Class A Common Stock - basic	87,541,149		86,391,149		87,167,902		86,017,902
Weighted average shares outstanding, Combined Company Class A Common Stock - diluted	93,917,975		92,767,975	(7)	93,544,728		92,394,728	(7)
Weighted average shares outstanding, Combined Company Class B Common Stock - basic(8)	71,521,964		71,521,964		71,521,964		71,521,964
Weighted average shares outstanding, Combined Company Class B Common Stock - diluted(8)	84,220,790		84,220,790		84,220,790		84,220,790
Earnings per share attributable to controlling interests, Combined Company Class A Common Stock - basic(9)	0.03		0.03		0.03		0.03
Earnings per share attributable to controlling interests, Combined Company Class A Common Stock - diluted(9)	0.03		0.03		0.03		0.03
Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - basic(10)	0.03		0.03		0.03		0.03
Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - diluted(10)	0.03		0.03		0.03		0.03

(1)	Assuming no conversion of SAC Public Warrants and assuming conversion of all SAC Public Warrants, the total numbers of shares of SAC Class A Common Stock not subject to possible redemption outstanding immediately prior to Closing are 4,200,000 and 5,350,000, respectively, under both the scenario assumptions for redemptions (No Redemption Scenario and Maximum Redemption Scenario). In all four scenarios in the table above all SAC Class A Common Stock not subject to possible redemption will be converted into Combined Company Class A Common Stock on a one-for-one basis.
(2)	For the six months ended June 30, 2024, the Weighted average shares outstanding, Combined Company Class B Common Stock - basic and diluted does not vary under any of the scenarios presented within the table above. However, this amount that does not vary is presented above as it is used as the denominator in the calculation of Net loss per share attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted, which does vary between the scenarios presented above. The calculation varies between the scenarios presented above because its numerator, allocation of net loss attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted, varies between the scenarios presented above.
(3)	The allocation of net loss attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted and the Weighted average shares outstanding, Combined Company Class A Common Stock - basic and diluted both vary between the scenarios presenting no conversion of SAC Public Warrants and conversion of all SAC Public Warrants for both the No Redemption Scenario and Maximum Redemption Scenario. Therefore, both the numerator and the denominator for the Net loss per share attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted differ for each of the four amounts presented in the table above. While both the numerator and denominator differ across the four scenarios, the overall calculation of Net loss per share attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted differs by less than $0.01 in each scenario and therefore the four amounts presented in the table above appear identical.
(4)	The allocation of net loss attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted varies between the scenarios presenting no conversion of SAC Public Warrants and conversion of all SAC Public Warrants for both the No Redemption Scenario and the Maximum Redemption Scenario. Therefore, the numerator for the Net loss per share attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted differs for each of the four amounts presented in the table above. While the numerator differs across the four scenarios, the overall calculation of Net loss per share attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted differs by less than $0.01 in each scenario and therefore the four amounts presented in the table above appear identical.
(5)	These totals consist of options to purchase 12,719,067 shares of Combined Company Class A Common Stock and options to purchase 15,866,002 shares of Combined Company Class B Common Stock. These amounts are anti-dilutive as the Combined Company had a pro forma net loss for the six months ended June 30, 2024.
(6)	These totals consist of options to purchase 12,719,067 shares of Combined Company Class A Common Stock, options to purchase 15,866,002 shares of Combined Company Class B Common Stock, and SAC Public Warrants to purchase 11,500,000 shares of Combined Company Class A Common Stock. These amounts are anti-dilutive as the Combined Company had a pro forma net loss for the six months ended June 30, 2024.
(7)	These amounts both include 6,376,826 shares of dilutive potential Combined Company Class A Common Stock due to ASI Options that are assumed exchanged for options to purchase Combined Company Class A Common Stock upon the Closing of the Business Combination. The 6,376,826 is calculated by (A) multiplying each ASI Option that is both “in-the-money” and assumed outstanding immediately prior to the Closing by the assumed exchange ratio of 5.6101299 so that each such ASI Option is considered exchanged for 5.6101299 options to purchase Combined Company Class A Common Stock and so that the exercise price of each exchanged option is adjusted to equal the exercise price of the ASI Option it was exchanged for divided by the assumed exchange ratio of 5.6101299 and (B) by then applying the treasury stock method for calculating diluted earnings per share to the exchanged options. Both amounts presented under this Note 7 above do not include any shares of dilutive potential Combined Company Class A Common Stock due to SAC Public Warrants as the exercise price of the SAC Public Warrants exceeded the average SAC Class A Common Stock price for the year ended December 31, 2023.

(8)	For the year ended December 31, 2023, the Weighted average shares outstanding, Combined Company Class B Common Stock - basic and the Weighted average shares outstanding, Combined Company Class B Common Stock - diluted do not vary under any of the scenarios presented within the table above. However, these amounts that do not vary are presented above as they are used as the denominators in the calculations of Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - basic and Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - diluted, both of which vary between the scenarios presented above. The calculations vary between the scenarios presented above because their numerators, allocation of net income attributable to controlling interests, Combined Company Class B Common Stock - basic and allocation of net income attributable to controlling interests, Combined Company Class B Common Stock - diluted, vary between the scenarios presented above.
(9)	The allocation of net income attributable to controlling interests, Combined Company Class A Common Stock - basic, the allocation of net income attributable to controlling interests, Combined Company Class A Common Stock - diluted, the Weighted average shares outstanding, Combined Company Class A Common Stock - basic, and the Weighted average shares outstanding, Combined Company Class A Common Stock - diluted all vary between the scenarios presenting no conversion of SAC Public Warrants and conversion of all SAC Public Warrants for both the No Redemption Scenario and the Maximum Redemption Scenario. Therefore, both the numerators and the denominators for Earnings per share attributable to controlling interests, Combined Company Class A Common Stock - basic and Earnings per share attributable to controlling interests, Combined Company Class A Common Stock - diluted differ for each of the amounts presented in the table above. While both the numerators and denominators differ across the four scenarios, the overall calculations of Earnings per share attributable to controlling interests, Combined Company Class A Common Stock - basic and Earnings per share attributable to controlling interests, Combined Company Class A Common Stock - diluted differ by less than $0.01 in each scenario and therefore the amounts presented in the table above appear identical.
(10)	The allocation of net income attributable to controlling interests, Combined Company Class B Common Stock - basic and the allocation of net income attributable to controlling interests, Combined Company Class B Common Stock - diluted varies between the scenarios presenting no conversion of SAC Public Warrants and conversion of all SAC Public Warrants for both the No Redemption Scenario and the Maximum Redemption Scenario. Therefore, the numerator for the Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - basic and the Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - diluted differ for each of the amounts presented in the table above. While the numerator differs across the four scenarios, the overall calculation of Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - basic and the Earnings per share attributable to controlling interests, Combined Company Class B Common Stock - diluted differ by less than $0.01 in each scenario and therefore the amounts presented in the table above appear identical.

The table directly below presents shares outstanding upon the estimated Closing Date under the No Redemption Scenario and the Maximum Redemption Scenario assuming the conversion of no SAC Public Warrants and assuming the conversion of all SAC Public Warrants:

	No Redemption Scenario					Maximum Redemption Scenario
	Assuming Warrant Conversion			Assuming No Warrant Conversion		Assuming Warrant Conversion			Assuming No Warrant Conversion
	Shares		Percentage	Shares	Percentage	Shares		Percentage	Shares	Percentage
Combined Company Class A shares held by ASI Stockholders(1)	79,478,036		49.9%	79,478,036	50.2%	79,478,036		50.1%	79,478,036	50.4%
Combined Company Class B shares held by ASI Stockholders(2)	71,521,964		45.0%	71,521,964	45.3%	71,521,964		45.1%	71,521,964	45.4%
Combined Company Class A shares held by Sponsor(3)	4,250,004		2.7%	4,250,004	2.7%	4,250,004		2.7%	4,250,004	2.7%
Combined Company Class A shares held by SAC public stockholders	2,313,113	(4)	1.5%	1,163,113	0.8%	1,939,866	(4)	1.2%	789,866	0.5%
Combined Company Class A shares held by Third-Party SAC Investors(5)	1,499,996		0.9%	1,499,996	1.0%	1,499,996		0.9%	1,499,996	1.0%
Total	159,063,113		100.0%	157,913,113	100.0%	158,689,866		100.0%	157,539,866	100.0%
(1)	Consists of Combined Company Class A Common Stock arising from the exchange of ASI Class A Common Stock and ASI Class C Common Stock for Combined Company Class A Common Stock upon the Closing.
(2)	Consists of Combined Company Class B Common Stock arising from the exchange of ASI Class B Common Stock and ASI Class F Common Stock for Combined Company Class B Common Stock upon the Closing.

(3)	Consists of 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of Class B Common Stock converted on a one-for-one basis into 50,004 shares of Class A Common Stock. The Sponsor has agreed to waive its redemption rights with respect to all of the SAC Common Stock held by the Sponsor in connection with the consummation of the Business Combination.
(4)	Represents SAC Public Shares subject to possible redemption and shares issued following the conversion of SAC Public Warrants into SAC Class A Common Stock at a rate of 0.1 share per SAC Public Warrant immediately prior to the Closing, assuming approval of the Warrant Amendment Proposal.
(5)	Represents 1,499,996 shares of SAC Class B Common Stock transferred by the Sponsor to the Third-Party SAC Investors in connection with the votes to extend SAC’s deadline to consummate an initial business combination. Such Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them.
(m)	To reflect, in the No Redemption Scenario, the conversion of all 1,163,113 issued and outstanding SAC Public Shares immediately prior to the estimated Closing Date into shares of Combined Company Class A Common Stock.
(n)	To reflect, in the No Redemption Scenario, the recapitalization of ASI through the Business Combination and the issuance of 79,478,036 shares of Combined Company Class A Common Stock and the issuance of 71,521,964 shares of Combined Company Class B Common Stock, respectively, and the elimination of the accumulated deficit of SAC, inclusive of the elimination of the SAC accumulated deficit impacts from the Transaction Accounting Adjustments.
(o)	To reflect, assuming no anti-dilutive adjustments in the No Redemption Scenario, the conversion of all 5,350,000 issued and outstanding shares of SAC Class A Common Stock not subject to possible redemption and the conversion of all 1,550,000 issued and outstanding shares of SAC Class B Common Stock into shares of Combined Company Class A Common Stock on a one-for-one basis immediately prior to the Closing.
(p)	To reflect, in the Maximum Redemption Scenario, the assumption that SAC public stockholders exercise their redemption rights with respect to a maximum of 373,247 SAC Public Shares prior to the consummation of the Business Combination at a redemption price of $11.12 per share, or $4.1 million in cash.
(q)	To reflect the repayment of the outstanding principal on the Sponsor Promissory Note on the estimated Closing Date.
4.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations and Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2024, and for the Year Ended December 31, 2023, respectively

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Transaction Accounting Adjustments:

(a)	To reflect expense recognized for the directors’ and officers’ tail insurance policy recorded in Note 3(d).
(b)	To reflect six months of amortization expense for the Combined Company’s directors’ and officers’ insurance policy recorded in Note 3(b) for the period of January 1, 2024 through June 30, 2024.
(c)	To reflect one year of amortization expense for the Combined Company’s directors’ and officers’ tail insurance policy recorded in Note 3(b) for the year ended December 31, 2023.
(d)	To reflect an adjustment to eliminate the impact of the change in the fair value of the 11,700,000 liability-classified SAC Private Placement Warrants and the 11,500,000 liability-classified SAC Public Warrants as it is assumed that the derivative warrant liability would have been eliminated upon the forfeiture of the SAC Private Placement Warrants by the Sponsor under the Sponsor Support Agreement (Note 3(k)) and the conversion of the SAC Public Warrants into 1,150,000 shares of SAC Class A Common Stock (Note 3(l)).

(e)	To reflect the reversal of previously recognized non-redemption agreement expense upon the Closing, as this expense would not have been incurred because the Combined Company does not have redeemable shares.
(f)	To reflect the removal of the previously recognized income from SAC’s marketable securities held in Trust Account as the Trust Account will be released upon the Closing of the Business Combination.
(g)	To reflect the estimated transaction costs of ASI for certain accounting, auditing and other professional fees expected to be incurred in connection with the Business Combination that are not deemed directly attributable to the offering of securities associated with the Closing of the Business Combination. This is a non-recurring item.
(h)	To reflect the estimated transaction costs of SAC for certain accounting, auditing and other professional fees expected to be incurred in connection with the Business Combination that are not deemed directly attributable to the offering of securities associated with the Closing of the Business Combination. This is a non-recurring item.
(i)	To reflect an adjustment to income taxes as a result of the tax impact of the pro forma adjustments using a blended income tax rate of 25.6% for the six months ended June 30, 2024 and 25.7% for the year ended December 31, 2023. The 2024 rate is based on a federal income tax rate of 21.0% and state income tax rate of 4.6%; the 2023 rate is based on a federal income tax rate of 21.0% and a state income tax rate of 4.7%.
(j)	The pro forma basic and diluted net loss per share amounts for the six months ended June 30, 2024 and the pro forma basic and diluted earnings per share amounts for the year ended December 31, 2023 are computed using the two-class method required for companies with multiple classes of common stock, which determines net loss per share or earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The pro forma weighted average shares outstanding presented in the unaudited pro forma condensed combined statement of operations and in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively, are based on the number of Combined Company shares assumed outstanding as of the Closing, assuming the Closing occurred on January 1, 2023.

Pro forma basic and diluted net loss per share attributable to controlling interests is calculated as follows for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024
	No Redemption Scenario		Maximum Redemption Scenario
	Class A	Class B	Class A	Class B
Numerator:
Allocation of pro forma net loss attributable to controlling interests	$(20,939,349)	$(17,107,651)	$(20,899,111)	$(17,147,889)
Denominator:
Assumed exchange of SAC Class A Common Stock subject to possible redemption for Combined Company Common Stock effective January 1, 2023 as a result of assuming closing of the Business Combination on January 1, 2023	1,163,113	—	789,866	—
Assumed exchange of non-redeemable SAC Class A Common Stock for Combined Company Class A Common Stock effective January 1, 2023 as a result of assuming closing of the Business Combination on January 1, 2023	5,350,000	—	5,350,000	—
Assumed exchange of non-redeemable SAC Class B Common Stock for Combined Company Class A Common Stock effective January 1, 2023 as a result of assuming closing of the Business Combination on January 1, 2023	1,550,000	—	1,550,000	—
Assumed January 1, 2023 issuance of Combined Company Class A Common Stock to ASI stockholders as a result of assuming closing of the Business Combination on January 1, 2023	79,478,036	—	79,478,036	—
Assumed January 1, 2023 issuance of Combined Company Class B Common Stock to ASI stockholders as a result of assuming closing of the Business Combination on January 1, 2023	—	71,521,964	—	71,521,964
Pro forma weighted-average shares outstanding - basic and diluted	87,541,149	71,521,964	87,167,902	71,521,964
Pro forma net loss per share:
Pro forma net loss per share attributable to controlling interests, Combined Company Class A Common Stock - basic and diluted	$(0.24)		$(0.24)
Pro forma net loss per share attributable to controlling interests, Combined Company Class B Common Stock - basic and diluted		$(0.24)		$(0.24)

The following securities were excluded from the computation of pro forma diluted net loss per share attributable to controlling interests for the six months ended June 30, 2024 because including them would have had an anti-dilutive effect:

	Six Months Ended June 30, 2024
	No Redemption Scenario	Maximum Redemption Scenario
Options to purchase Combined Company Class A Common Stock(1)	12,719,067	12,719,067
Options to purchase Combined Company Class B Common Stock(2)	15,866,002	15,866,002
Total anti-dilutive Combined Company Common Stock	28,585,069	28,585,069
(1)	These amounts represent 12,719,067 ASI Options that are assumed exchanged for options to purchase Combined Company Class A Common Stock upon the Closing of the Business Combination. The 12,719,067 is calculated by multiplying each ASI Option that is assumed outstanding immediately prior to the Closing by the assumed exchange ratio of 5.6101299 so that each such ASI Option is considered exchanged for 5.6101299 options to purchase Combined Company Class A Common Stock and so that the exercise price of each exchanged option is adjusted to equal the exercise price of the ASI Option it was exchanged for divided by the assumed exchange ratio of 5.6101299.
(2)	These amounts represent 15,866,002 ASI Options that are assumed exchanged for options to purchase Combined Company Class B Common Stock upon the Closing of the Business Combination. The 15,866,002 is calculated by multiplying each ASI Option that is assumed outstanding immediately prior to the Closing by the assumed exchange ratio of 5.6101299 so that each such ASI Option is considered exchanged for 5.6101299 options to purchase Combined Company Class A Common Stock and so that the exercise price of each exchanged option is adjusted to equal the exercise price of the ASI Option it was exchanged for divided by the assumed exchange ratio of 5.6101299.

Pro forma basic and diluted earnings per share attributable to controlling interests is calculated as follows for the year ended December 31, 2023:

	Year Ended December 31, 2023
	No Redemption Scenario		Maximum Redemption Scenario
	Class A	Class B	Class A	Class B
Numerator:
Allocation of pro forma net income attributable to controlling interests - basic	$2,569,056	$2,098,944	$2,564,119	$2,103,881
Allocation of pro forma net income attributable to controlling interests - diluted	$2,461,054	$2,206,946	$2,456,420	$2,211,580
Denominator:
Assumed exchange of SAC Class A Common Stock subject to possible redemption for Combined Company Common Stock effective January 1, 2023 as a result of assuming closing of the Business Combination on January 1, 2023	1,163,113	—	789,866	—
Assumed exchange of non-redeemable SAC Class A Common Stock for Combined Company Class A Common Stock effective January 1, 2023 as a result of assuming closing of the Business Combination on January 1, 2023	5,350,000	—	5,350,000	—
Assumed exchange of non-redeemable SAC Class B Common Stock for Combined Company Class B Common Stock effective January 1, 2023 as a result of assuming closing of the Business Combination on January 1, 2023	1,550,000	—	1,550,000	—
Assumed January 1, 2023 issuance of Combined Company Class A Common Stock to ASI stockholders as a result of assuming closing of the Business Combination on January 1, 2023	79,478,036	—	79,478,036	—
Assumed January 1, 2023 issuance of Combined Company Class B Common Stock to ASI stockholders as a result of assuming closing of the Business Combination on January 1, 2023	—	71,521,964	—	71,521,964
Pro forma weighted-average shares outstanding - basic	87,541,149	71,521,964	87,167,902	71,521,964
Assume January 1, 2023 exchange of options to purchase ASI Class C Common Stock for options to purchase Combined Company Class A Common Stock(1)	6,376,826	—	6,376,826	—
Assume January 1, 2023 exchange of options to purchase ASI Class F Common Stock for options to purchase Combined Company Class B Common Stock(2)	—	12,698,826	—	12,698,826
Pro forma weighted-average shares outstanding - diluted	93,917,975	84,220,790	93,544,728	84,220,790
Pro forma earnings per share:
Pro forma earnings per share attributable to controlling interests, Combined Company Class A Common Stock - basic	$0.03		$0.03
Pro forma earnings per share attributable to controlling interests, Combined Company Class A - diluted	$0.03		$0.03
Pro forma earnings per share attributable to controlling interests, Combined Company Class B - basic		$0.03		$0.03
Pro forma earnings per share attributable to controlling interests, Combined Company Class B - diluted		$0.03		$0.03
(1)	The 6,376,826 is calculated by A) multiplying each ASI Option to purchase ASI Class C Common Stock that is both “in-the-money” and assumed outstanding immediately prior to the Closing by the assumed exchange ratio of 5.6101299 so that each such ASI Option is considered exchanged for 5.6101299 options to purchase Combined Company Class A Common Stock and so that the exercise price of each exchanged option is adjusted to equal the exercise price of the ASI Option it was exchanged for divided by the assumed exchange ratio of 5.6101299, and B) by then applying the treasury stock method for calculating diluted earnings per share to the exchanged options.

(2)	The 12,698,826 is calculated by A) multiplying each ASI Option to purchase ASI Class F Common Stock that is both “in-the-money” and assumed outstanding immediately prior to the Closing by the assumed exchange ratio of 5.6101299 so that each such ASI Option is considered exchanged for 5.6101299 options to purchase Combined Company Class A Common Stock and so that the exercise price of each exchanged option is adjusted to equal the exercise price of the ASI Option it was exchanged for divided by the assumed exchange ratio of 5.6101299, and B) by then applying the treasury stock method for calculating diluted earnings per share to the exchanged options.

Each ASI Option to purchase ASI Class C Common Stock and ASI Class F Common Stock will be exchanged for 5.6101299 options to purchase Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively. All of these ASI Options are dilutive for the calculation of diluted pro forma earnings per share for the year ended December 31, 2023.

5.Conforming Accounting Policies and Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, ASI performed a preliminary analysis of SAC’s financial information to identify differences in financial statement presentation as compared to the presentation of ASI. Certain reclassification adjustments have been made to conform SAC’s historical financial statement presentation to ASI’s historical financial statement presentation. Following the completion of the Business Combination, or as more information becomes available, ASI will finalize the review of financial statement presentation, which could differ from the presentation set forth in the unaudited pro forma condensed combined financial information presented herein.

The following items represent certain reclassification adjustments to conform SAC’s historical statement of operations and its historical statement of operations presentation for the six months ended June 30, 2024 and for the year ended December 31, 2023, respectively, to ASI’s historical consolidated statement of operations and historical consolidated statement of operations presentation for the six months ended June 30, 2024, and for the year ended December 31, 2023, respectively, which have no impact on net loss for the six months ended June 30, 2024 and no impact on net income for the year ended December 31, 2023 and are summarized below:

(In thousands)		Six Months Ended June 30, 2024
Angel Studios, Inc. Historical Consolidated Statement of Operations Line Items	Southport Acquisition Corp. Historical Consolidated Statement of Operations Line Items	Southport Acquisition Corp. (Historical)	Reclassification	Notes	Southport Acquisition Corp Reclassified
Revenue:
Licensed content and other revenue		$—	$—		$—
Pay it forward revenue		—	—		—
Total Revenue		—	—		—
Operating expense:	Operating expense:
Cost of revenues		—	—		—
Selling and marketing		—	—		—
General and administrative		—	695	5(a)	695
Research and development		—	—		—
Legal expense		—	—		—
Net gain on digital assets		—	—		—
	Insurance expense	175	(175)	5(a)	—
	Administrative expense	114	(114)	5(a)	—
	Administrative expense - related party	90	(90)	5(a)	—
	Legal and accounting expenses	143	(143)	5(a)	—
	Franchise tax expense	126	(126)	5(a)	—
	Listing fees	43	(43)	5(a)	—
	Bank fees	4	(4)	5(a)	—
Total operating expense	Total operating expense	695	—		695
Loss from operations	Loss from operations	(695)	—		(695)
Other income (expense):	Other income (expense):
Interest expense		—	—		—
Interest income		—	—		—
	Change in fair value of warrant liability	117	—		117
	Non-redemption agreement expense	(275)	—		(275)
	Dividend income on marketable securities held in trust account	724	—		724
Total other income	Total other income	566	—		566
Loss before provision for income taxes	Loss before provision for income taxes	(129)	—		(129)
Income tax expense	Income tax expense	(114)	—		(114)
Net loss	Net loss	$(243)	$—		$(243)

		Year Ended
(In thousands)		December 31, 2023
Angel Studios, Inc. Historical Consolidated Statement of	Southport Acquisition Corp. Historical Consolidated	Southport Acquisition			Southport Acquisition
Operations Line Items	Statement of Operations Line Items	Corp. (Historical)	Reclassification	Notes	Corp Reclassified
Revenue:
Licensed content and other revenue		$—	$—		$—
Pay it forward revenue		—	—		—
Total Revenue		—	—		—
Operating expense:	Operating expense:
Cost of revenues		—	—		—
Selling and marketing		—	—		—
General and administrative		—	1,371	5(a)	1,371
Research and development		—	—		—
Legal expense		—	300	5(b)	300
Write-down of digital assets		—	—		—
	Insurance expense	252	(252)	5(a)	—
	Administrative expense	155	(155)	5(a)	—
	Administrative expense - related party	232	(232)	5(a)	—
	Legal and accounting expenses	712	(412)	5(a)	—
		—	(300)	5(b)	—
	Franchise tax expense	227	(227)	5(a)	—
	Listing fees	85	(85)	5(a)	—
	Other operating costs	8	(8)	5(a)	—
Total operating expense	Total operating expense	1,671	—		1,671
Loss from operations	Loss from operations	(1,671)	—		(1,671)

Other income (expense):	Other income (expense):
Interest expense		—	—		—
Interest income		—	—		—
	Change in fair value of warrant liability	(53)	—		(53)
	Dividend income on marketable securities held in trust account	6,708	—		6,708
	Financing expense	(935)	—		(935)
Total other income	Total other income	5,720	—		5,720
Income before provision for income taxes	Income before provision for income taxes	4,049	—		4,049
Income tax expense	Income tax expense	(1,319)	—		(1,319)
Net income	Net income	$2,730	$—		$2,730
(a)	To reclassify SAC’s insurance expense, administrative expense, administrative expense – related party, accounting costs within legal and accounting expenses, franchise tax expense, listing fees, bank fees and other operating costs to general and administrative expense.
(b)	To reclassify SAC’s legal costs within legal and accounting expenses to legal expense.

INFORMATION ABOUT SAC

Unless the context otherwise requires, all references in this section to the “Company,” “SAC,” “we,” “us” or “our” refer to SAC prior to the consummation of the Business Combination.

General

Southport Acquisition Corporation is a blank check company incorporated as a Delaware corporation on April 13, 2021 and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SAC has neither engaged in any operations nor generated any revenue to date. Based on SAC’s business activities, it is a “shell company” as defined under the Exchange Act.

On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. Prior to the Sponsor’s acquisition of these shares of SAC Class B Common Stock, SAC had no assets, tangible or intangible. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. Of the 5,750,000 shares of SAC Class B Common Stock then-outstanding, 750,000 were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was not exercised in the IPO. The number of shares of SAC Class B Common Stock outstanding was determined based on the expectation that the shares of SAC Class B Common Stock would represent 20% of the outstanding shares of SAC Common Stock upon the completion the SAC IPO.

The registration statement for the IPO was declared effective on December 9, 2021. On December 14, 2021, SAC consummated the IPO, which involved SAC’s sale of 23,000,000 SAC Units at $10.00 per SAC Unit, generating gross proceeds of $230.0 million. The 23,000,000 SAC Units sold by SAC include 3,000,000 SAC Units purchased by the underwriter for the IPO pursuant to the full exercise of its option to purchase up to 3,000,000 additional SAC Units to cover over-allotments. Accordingly, no shares of SAC Class B Common Stock remain subject to forfeiture. Simultaneously with the closing of the IPO, SAC consummated the private sale of an aggregate of 11,700,000 SAC Private Placement Warrants to the Sponsor at a price of $1.00 per SAC Private Placement Warrant, generating proceeds to SAC of $11.7 million.

Following the closing of the IPO on December 14, 2021, $234.6 million ($10.20 per SAC Unit) from the net proceeds of the sale of the SAC Units in the IPO and the sale of the SAC Private Placement Warrants was placed in the Trust Account, located in the United States, which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by SAC, until the earlier of: (i) the completion of a business combination, (ii) the redemption of any SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter (a) to modify the substance or timing of SAC’s obligation to provide its public stockholders the right to have their SAC Public Shares redeemed in connection with an initial business combination or to redeem 100% of SAC Public Shares if SAC does not complete the initial business combination within the Combination Period or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of SAC Public Shares if SAC is unable to complete the initial business combination within 18 months from December 14, 2021 or during any extended time that SAC has to consummate its initial Business Combination beyond such 18-month period.

On June 9, 2023 (the First Extension Special Meeting), SAC’s stockholders approved a proposal to amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from June 14, 2023 to September 14, 2023 and to allow the board of directors of SAC, without another stockholder vote, to elect to further extend the date to consummate an initial business combination after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024, providing SAC a 21-month period (or up to a 27-month period) from the closing of the IPO to consummate its initial business combination.

Prior to the First Extension Special Meeting, on May 25, 2023, SAC and the Sponsor entered into the Non-Redemption Agreements with the Third-Party SAC Investors in exchange for the Third-Party SAC Investors agreeing (i) not to redeem the Non-Redeemed Shares in connection with the First Extension Special Meeting and (ii) to vote in favor of the First Extension Amendment Proposal and the First Extension at the First Extension Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor, with 500,000 of such shares to be transferred to the Third-Party SAC Investors promptly upon consummation of the First Extension, and an additional 166,666 shares to be transferred to the Third-Party SAC Investors monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of SAC elects to further extend the deadline to consummate an initial business combination at or prior to such date, in each case, if the Third-Party SAC Investors continue to hold such Non-Redeemed Shares through the First Extension Special Meeting.

In connection with the First Extension Special Meeting and the entry into the Non-Redemption Agreements, on May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. After giving effect to the Conversion, SAC had an aggregate of 27,200,000 shares of SAC Class A Common Stock issued and outstanding, comprised of 4,200,000 shares held by the Sponsor and not subject to possible redemption and 23,000,000 shares of SAC Class A Common Stock subject to possible redemption, and 1,550,000 shares of SAC Class B Common Stock issued and outstanding. In connection with the First Extension Special Meeting, the holders of 18,849,935 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197.7 million, resulting in 4,150,065 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. The trustee processed the redemptions and withdrew the $197.7 million payable to the holders redeeming 18,849,935 shares of SAC Class A Common Stock on July 7, 2023.

The board of directors of SAC approved six monthly extensions to extend the time SAC had to consummate an initial business combination from September 14, 2023 to March 14, 2024. In connection with each of the six monthly extensions, the Sponsor transferred 166,666 shares of SAC Class B Common Stock held by the Sponsor to the Third-Party SAC Investors in accordance with the Non-Redemption Agreements.

In addition, on March 14, 2024, SAC held the Second Extension Special Meeting and obtained approval to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from March 14, 2024 to December 14, 2024.

In connection with the Second Extension Special Meeting, the holders of 2,986,952 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32.2 million, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. Accordingly, as of September 11, 2024, there were 5,363,113 shares of SAC Class A Common Stock issued and outstanding (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption) and approximately $12.8 million held in the Trust Account.

On March 21, 2024, SAC received correspondence from the staff of NYSE Regulation of the NYSE indicating that the staff has determined to commence proceedings to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, because SAC had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly held shares over a consecutive 30 trading day period of at least $40.0 million.

On April 8, 2024, the NYSE filed a Form 25 to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, and to remove such securities from registration under Section 12(b) of the Exchange Act. The delisting became effective ten days after the filing of the Form 25, and the deregistration became effective 90 days after the Form 25 filing. The SAC Class A Common Stock, SAC Public Warrants and SAC Units remain registered under Section 12(g) of the Exchange Act, and began trading on the OTC Pink Marketplace on or about March 22, 2024 under the ticker symbols “PORT”, “PORTW” and “PORTU”, respectively.

On October 29, 2024, SAC filed a definitive proxy statement with respect to the Third Extension Special Meeting to obtain the approval of SAC’s stockholders to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from December 14, 2024 to September 30, 2025, as contemplated by the Merger Agreement. The joint proxy statement/prospectus will be updated subsequent to the Third Extension Special Meeting to disclose the results of such meeting.

The Sponsor, Southport Acquisition Sponsor LLC, is a Delaware limited liability company that is owned by Jeb Spencer, SAC’s Chief Executive Officer, Jared Stone, the Chairman of SAC’s board of directors, and other investors, including all of SAC’s directors. The Sponsor is controlled by Mr. Spencer and Mr. Stone. The board of managers of the Sponsor consists of Mr. Spencer and Mr. Stone, and Mr. Spencer serves as Chief Executive Officer of the Sponsor. Mr. Spencer and Mr. Stone, together with their affiliates, collectively own approximately 66% of the membership interests in the Sponsor.

SAC Class A Common Stock, SAC Public Warrants and SAC Units are listed on the OTC Pink Marketplace under the ticker symbols “PORT,” “PORTW” and “PORTU,” respectively. SAC is applying to have the Combined Company Class A Common Stock listed on the NYSE American under the ticker symbol “AGSD.” It is a condition of the consummation of the Business Combination that SAC receives confirmation from the NYSE American (or another nationally recognized stock exchange in the United States as may be agreed by SAC and ASI) that the securities have been conditionally approved for listing on such exchange, but there can be no assurance such listing conditions will be met or that SAC will obtain such confirmation from such exchange. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the applicable condition set forth in the Merger Agreement is waived by the applicable parties. All outstanding SAC Units will be separated into their component securities immediately prior to the Closing. Subject to approval of the Warrant Amendment Proposal, each issued and outstanding SAC Public Warrant will be converted into 0.1 newly issued share of SAC Class A Common Stock immediately prior to the Closing as described elsewhere in this joint proxy statement/prospectus. Accordingly, the Combined Company will not have any units or public warrants following consummation of the Business Combination, and therefore there will be no NYSE American listing of the SAC Units or SAC Public Warrants following the consummation of the Business Combination.

SAC’s principal executive office is located at 268 Post Road, Suite 200, Fairfield, CT 06824. Its telephone number is (917) 503-9722.

Effecting SAC’s Initial Business Combination

Fair Market Value of Target Business

The SAC Charter requires that SAC’s business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting fees). SAC’s board of directors determined that this test was met in connection with the proposed Business Combination. For more information about the valuation of ASI implied by the terms of the Business Combination, please see the section entitled “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Satisfaction of 80% Test.”

Stockholder Approval of Business Combination

SAC is seeking stockholder approval of the Business Combination at the SAC Special Meeting, at which SAC stockholders may elect to redeem their shares, regardless of if or how they vote in respect of any proposal, including the Business Combination Proposal, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to SAC (net of permitted withdrawals for tax and less up to $100.0 thousand of interest to pay dissolution expenses). SAC will consummate the Business Combination only if it has net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001 upon such consummation and the Condition Precedent Proposals have been approved. Notwithstanding the foregoing, a public stockholder of SAC, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its SAC Public Shares with respect to more than an aggregate of 15% of the SAC Public Shares. Accordingly, if a public stockholder of SAC, alone or acting in concert or as a group, seeks to redeem more than 15% of the SAC Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such public stockholder, alone or acting in concert or as a group, will not be restricted in their ability to vote for or against the Business Combination with respect to all of its shares.

The Sponsor has agreed to, among other things, (i) vote in favor of the proposals presented at the SAC Special Meeting and the SAC Warrantholders Meeting, (ii) waive its redemption rights in connection with the consummation of the Business Combination with respect to any SAC Common Shares held by the Sponsor, and (iii) immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The Sponsor did not receive any compensation in exchange for its agreement to waive its redemption rights. Additionally, the Third-Party SAC Investors are not entitled to redemption rights with respect to the shares of SAC Class B Common Stock held by them. Such SAC Common Shares held by the Sponsor and the Third-Party SAC Investors will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock).

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares or SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals or the Warrant Amendment Proposal, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares or SAC Public Warrants from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares or SAC Public Warrants, vote their SAC Public Shares or SAC Public Warrants in favor of the Condition Precedent Proposals or Warrant Amendment Proposal or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share or SAC Public Warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the requirement that the holders of a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal, (5) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the SAC Warrantholders Adjournment Proposal, (6) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (7) otherwise limiting the number of SAC Public Shares electing to redeem and (8) the conditions to the consummation of the Business Combination being otherwise satisfied. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals.

Liquidation if No Business Combination

If SAC is not able to complete the Business Combination with ASI by December 14, 2024 (or during an Extension Period) and is not able to complete another business combination by such date, SAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, and subject to having lawfully available funds therefor, redeem 100% of the outstanding SAC Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to SAC to pay taxes (less up to $100.0 thousand of such net interest to pay dissolution expenses), divided by the number of then-outstanding SAC Public Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SAC’s remaining stockholders and board of directors, in accordance with applicable law, dissolve and liquidate, subject in each case to SAC’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law.

The Sponsor and SAC’s directors and officers have entered into a letter agreement with SAC, pursuant to which they have agreed to waive their redemption rights with respect to any shares of SAC Class B Common Stock and any SAC Public Shares held by them in connection with the completion of a business combination.

The Sponsor and SAC’s directors and officers have agreed, pursuant to a written agreement, that they will not propose any amendment to the SAC Charter to modify the substance or timing of SAC’s obligation to provide its public stockholders the right to have their SAC Public Shares redeemed in connection with its initial business combination or to redeem 100% of its SAC Public Shares if it does not complete its initial business combination by December 14, 2024, or during any Extension Period, or with respect to any other provision relating to stockholder rights or pre-initial business combination activity, unless it provides its public stockholders with the opportunity to redeem their SAC Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, divided by the number of then outstanding SAC Public Shares. However, SAC may not redeem its SAC Public Shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 following such redemptions.

SAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing SAC’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, SAC may request the trustee to release to SAC an additional amount of up to $100.0 thousand of such accrued interest to pay those costs and expenses.

The proceeds deposited in the Trust Account could, however, become subject to the claims of SAC’s creditors which would have higher priority than the claims of SAC’s public stockholders. SAC cannot assure you that the actual per-share redemption amount received by public stockholders will not be substantially less than $10.20.

See “Risk Factors—Risks Relating to Redemptions—If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our public stockholders may be less than $10.20 per share” and other risk factors contained herein. While SAC intends to pay such amounts, if any, SAC cannot assure you that SAC will have funds sufficient to pay or provide for all creditors’ claims.

SAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against SAC. Although SAC seeks to have all vendors, service providers (other than SAC’s independent registered public accounting firm), prospective target businesses or other entities with which SAC does business execute agreements with SAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of SAC’s public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against SAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, SAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to SAC than any alternative. Making such a request of potential target businesses may make SAC’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that SAC might pursue. Examples of possible instances where SAC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where SAC is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SAC and will not seek recourse against the Trust Account for any reason. Upon redemption of SAC Public Shares, if SAC is unable to complete its initial business combination by December 14, 2024, or during any Extension Period, or upon the exercise of a redemption right in connection with its initial business combination, SAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SAC within the 10 years following redemption. Accordingly, the per share redemption amount received by SAC’s public stockholders could be less than the $10.20 per public share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to SAC if and to the extent any claims by a third party (other than SAC’s independent registered public accounting firm) for services rendered or products sold to SAC, or a prospective target business with which SAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per public share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under our indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy those obligations.

SAC has also not asked the Sponsor to reserve for such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for SAC’s initial business combination and redemptions of SAC Public Shares could be reduced to less than $10.20 per public share. In such event, SAC may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your SAC Public Shares. None of SAC’s officers or directors will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (1) $10.20 per public share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, SAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While SAC currently expects that its independent directors would take legal action on SAC’s behalf against the Sponsor to enforce its indemnification obligations to SAC, it is possible that SAC’s independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. If SAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to SAC’s public stockholders may be reduced below $10.20 per share. See “Risk Factors—Risks Relating to Redemptions—If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our public stockholders may be less than $10.20 per share” and other risk factors contained herein.

If, after SAC distributes the proceeds in the Trust Account to its public stockholders, SAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against SAC that is not dismissed, any distributions received by SAC’s public stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by SAC’s public stockholders. In addition, SAC’s board of directors may be viewed as having breached its fiduciary duty to SAC’s creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. If, before distributing the proceeds in the Trust Account to SAC’s public stockholders, SAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against SAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in SAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of SAC’s public stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by SAC’s public stockholders in connection with its liquidation would be reduced. SAC cannot assure you that claims will not be brought against it for these reasons. See “Risk Factors—Risks Relating to Redemptions—If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.”

SAC’s public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (a) the completion of an initial business combination (including the Closing), (b) the redemption of any SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter (i) to modify the substance or timing of SAC’s obligation to provide its public stockholders the right to have their SAC Public Shares redeemed in connection with SAC’s initial business combination or to redeem 100% of SAC Public Shares if SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (c) the redemption of all SAC Public Shares if SAC is unable to complete its initial business combination by December 14, 2024 or during any Extension Period, subject to applicable law. In no other circumstances will a public stockholder have any right or interest of any kind to or in the Trust Account.

Facilities

SAC currently maintains its executive offices at 268 Post Road, Suite 200, Fairfield, CT 06824. SAC considers its current office space adequate for SAC’s current operations.

Upon consummation of the Business Combination, the principal executive offices of the Combined Company will be located at 295 W Center Street, Provo, Utah 84601.

Employees

SAC currently has one officer and does not intend to have any full-time employees prior to the completion of its initial business combination. Members of SAC’s management team are not obligated to devote any specific number of hours to SAC’s matters. The amount of time that any such person will devote in any time period to SAC will vary based on whether a target business has been selected for SAC’s initial business combination and the current stage of the business combination process.

Competition

If SAC succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from ASI’s competitors. SAC cannot assure you that, subsequent to the Business Combination, the Combined Company will have the resources or ability to compete effectively. Information regarding ASI’s competition is set forth in the section entitled “Information About ASI—Competition.”

Directors and Executive Officers

SAC’s current directors and officers are as follows:

Name	Age	Position
Jeb Spencer	55	Chief Executive Officer and Director
Jared Stone	53	Chairman
Sigmund Anderman	83	Director
Matthew Hansen	45	Director
Jennifer Nuckles	50	Director
Cathleen Schreiner Gates	70	Director
David Winfield	72	Director

Jeb Spencer is SAC’s Chief Executive Officer and has served as a member of SAC’s board of directors since May 2021. He is the co-founder and managing partner of TVC Capital, a software focused, growth equity fund, a position he has held since 2006. He has been a chief executive officer, investor and board member of SaaS companies for the last 20 years. He has served on the board of directors of 16 other software companies, including SmartAction (2018 to 2024), SimpleNexus (2018 to 2022); Levels Beyond (2012 to 2021); ReverseVision (2012 to 2022); Docupace Technologies (2016 to 2020); EdgeWave (2014 to 2019); Accordent Technologies (2006 to 2011) and Ellie Mae, Inc. (previously NYSE: ELLI) (2011 to 2019). At Ellie Mae, a leading provider of automation software for the mortgage industry which is now a subsidiary of Intercontinental Exchange, Inc (NYSE: ICE), Mr. Spencer also served as the Chair of the board’s M&A Committee. Mr. Spencer was formerly the chief executive officer of Del Mar Datatrac, Inc., a provider of mortgage origination software to the mid-market that was sold to Fiserv (NASDAQ: FISV) in 2005 and to Ellie Mae in 2011. As managing partner of TVC Capital, he was involved in a $20.0 million Series A financing and a $108.0 million Series B financing in 2018 and January 2021, respectively, in which TVC Capital invested alongside Insight Partners in SimpleNexus, a homeownership software company that was acquired by nCino, Inc. (NASDAQ: NCNO) in January 2022 in a stock and cash transaction valued at approximately $1.2 billion. The SimpleNexus platform serves independent mortgage banks, banks and credit unions, and loan originators in the United States. Mr. Spencer holds a B.A. in Political Science from Boston College and an MBA from Harvard Business School.

Jared Stone has served as Chairman of SAC’s board of directors since May 2021. He is an investor in private and public companies with over 27 years of experience leading investments on behalf of institutional and family investors. From 2001 to 2015, he was a co-founder, managing director and member of the investment committee of Northgate Capital, a global private equity investment firm, where he and his partners raised and invested approximately $4.5 billion in private equity capital. Prior to graduate school, Mr. Stone began his career at McKinsey & Company and then worked at Onex Corporation, Greenwich Street Capital Partners and Bain Capital. He holds a B.A. in Honors Economics from Brigham Young University, an MBA from Harvard Business School and a J.D. from Yale Law School.

Sigmund “Sig” Anderman has served as a member of SAC’s board of directors since May 2021. He is an entrepreneur who has founded, run, invested in and advised many real estate and mortgage services and financial technology companies over a 50-year career. In 1997, he founded Ellie Mae, Inc. (previously NYSE: ELLI). At Ellie Mae, Mr. Anderman served as chief executive officer and chairman of the board of directors from 1997 through January 2015 and as executive chairman of the board of directors from February 2015 until April 2019 when Ellie Mae was acquired by Thoma Bravo, a private equity firm that subsequently sold Ellie Mae to Intercontinental Exchange, Inc. (NYSE: ICE). Mr. Anderman co-founded American Home Shield Corporation, a home warranty company, in 1973, and served as its general counsel until 1979 and as its chief executive officer from 1979 to 1982. Mr. Anderman founded CompuFund, Inc., a computerized mortgage banking company, in 1982 and served as its chief executive officer until 1991. Mr. Anderman founded Inspectech Corporation, a computerized home inspection company, in 1991 and served as its chief executive officer until 1998. Mr. Anderman was named one of the “Ten Most Influential People in the Mortgage Industry” in 2005 by Inman News and received the Distinguished Career Award from the Executive Roundtable for Mortgage Finance in 2019. Mr. Anderman serves on the boards of several nonprofit institutions, including Natural Resources Defense Council Action Fund (since 2014), the Anderman Foundation (President since 2012) and the Springboard Initiative (Chairman and President since 2015). Mr. Anderman holds a B.A. in Education from City College of New York and a J.D. from New York University Law School.

Matthew Hansen has served as a member of SAC’s board of directors since January 2022. He is the founder and former Chief Executive Officer of SimpleNexus, a homeownership software company that offers a comprehensive digital platform connecting loan officers, borrowers, and real estate agents. Under his leadership, SimpleNexus grew from a startup to an industry leader, ultimately leading to its acquisition by nCino, Inc. (NASDAQ: NCNO) in January 2022. Following the acquisition, Mr. Hansen was the Chief Product Officer at nCino for two years, where he oversaw global product and engineering groups spanning Salt Lake City, London, Wilmington, NC, and Melbourne. His leadership during this period was pivotal in integrating and scaling the combined product offerings, contributing to the company’s continued growth in the fintech space. Mr. Hansen’s career spans over 20 years in software development, with a strong focus on leadership roles that drive innovation and growth. Before founding SimpleNexus, Mr. Hansen led core development at Simplifile (2009 to 2014), a company specializing in the electronic recording of land records. His technical and leadership expertise were also instrumental in the development of Amirsys, Inc., building diagnostic imaging software for radiologists and pathologists (2005 to 2009). Mr. Hansen’s early career includes developing sophisticated point-of-sale systems for Micron, motorsports, and recreational vehicle dealerships, as well as software solutions for union training management.

Jennifer Nuckles has served as a member of SAC’s board of directors since January 2022. She currently serves as Chief Executive Officer and Chairperson of the board of directors of R-Zero, a smart buildings technology company. Prior to joining R-Zero, Ms. Nuckles was an Executive Vice President and the Group Business Unit Leader - Enterprise, Content, and Insights at SoFi Technologies, Inc. (NASDAQ: SOFI) (“SoFi”), a digital personal finance company, from March 2020 to September 2022, and Business Unit Leader - Marketplace, Enterprise, Partnerships and Content at SoFi from June 2019 to March 2020. Prior to joining SoFi, she was the Chief Marketing Officer of several consumer technology companies, including Doctor on Demand (2016 to 2019) and Zynga (NASDAQ: ZNGA) (2014 to 2016). Ms. Nuckles spent almost a decade in leadership positions at The Clorox Company, running well-known household-name brands. She began her career in consulting covering consumer and media at Arthur Andersen. Ms. Nuckles holds an MBA from Harvard Business School and a B.A. from the University of California. She is a Certified Public Accountant.

Cathleen Schreiner Gates has served as a member of SAC’s board of directors since May 2021. She was the chief executive officer of SimpleNexus from May 2021 to July 2022. SimpleNexus is a homeownership software company with a digital platform for loan officers, borrowers, and real estate agents. SimpleNexus was acquired by nCino, Inc. (NASDAQ: NCNO) in January 2022. Ms. Schreiner Gates was also a member of the board of directors of SimpleNexus from March 2020 until January 2022. She served as the President of SimpleNexus from August 2020 until she became the company’s chief executive officer. Prior to SimpleNexus, she was the executive vice president of Sales and Marketing at Ellie Mae, Inc. (previously NYSE: ELLI), now a subsidiary of Intercontinental Exchange, Inc (NYSE: ICE), from March 2015 to July 2019 and was senior vice president of Sales and Client Services at Ellie Mae from February 2012 to March 2015. Ms. Schreiner Gates is the chief executive officer of Trifecta Consulting LLC, a Go-To-Market consulting company she founded in 2019. She has spent the last 10 years in the mortgage FinTech sector and has over 30 years of experience in enterprise software/SaaS, spanning multiple industries and ranging from venture-backed, early-stage companies to larger public companies, all with a high-growth focus. Ms. Schreiner Gates has been a speaker at industry events and is an active supporter of women-in-leadership organizations. She holds a B.A. in French Literature and an MBA from Rutgers University.

David Winfield has served as a member of SAC’s board of directors since May 2021. He is currently an advisor to the Executive Director of the Major League Baseball Players Association, a position he has held since 2013. He is a former MLB player with broad experiences in professional sports, business, media and philanthropy. In his 22-year MLB career following his collegiate baseball career at the University of Minnesota, Minneapolis, Mr. Winfield won a World Series Championship, appeared in 12 All-Star Games and was inducted into the National Baseball Hall of Fame in his first year of eligibility. Subsequent to his baseball career, in 1995, he established Winfield & Winfield, Ltd., a personal services corporation that provides business development, consulting and advocacy services for corporate, sports, education and government entities, where he has served as President since its inception. In addition, Mr. Winfield created and headed the Winfield Foundation, a foundation which provided health and education services to youth and communities nationwide from 1975 to 1997.

Number, Terms of Office and Appointment of Directors and Officers

SAC’s board of directors consists of seven members. Only holders of SAC Class B Common Stock have the right to elect and to remove SAC’s directors prior to consummation of SAC’s initial business combination, and holders of SAC Public Shares will not have the right to vote on the election or removal of directors during such time. These provisions of the SAC Charter may only be amended if approved by the holders of a majority of the outstanding shares of SAC Class B Common Stock. Approval of SAC’s initial business combination will require the affirmative vote of a majority of SAC’s board of directors. The term of office of SAC’s initial directors will expire at SAC’s first annual meeting of stockholders. SAC may not hold an annual meeting of stockholders until after SAC consummates its initial business combination. Any vacancy on SAC’s board of directors, including a vacancy resulting from an enlargement of SAC’s board of directors, may be filled by vote of a majority of SAC’s directors then in office.

SAC’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. SAC’s board of directors is authorized to appoint persons to the offices set forth in the SAC Bylaws as it deems appropriate. The SAC Bylaws provide that SAC’s officers may consist of a Chief Executive Officer, a President, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other officers as may be determined by the SAC board of directors.

Director Independence

An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). SAC’s board of directors has determined that each of Sigmund Anderman, Matthew Hansen, Jennifer Nuckles, Cathleen Schreiner Gates and David Winfield is an independent director under Rule 10A-3 under the Exchange Act.

Executive Officer and Director Compensation

None of SAC’s officers or directors have received any compensation for services rendered to SAC. Commencing on December 10, 2021 through the earlier of consummation of SAC’s initial business combination and SAC’s liquidation, SAC will pay the Sponsor a total of $15.0 thousand per month for office space, utilities and secretarial and administrative services. In addition, the Sponsor and SAC’s officers, directors and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on SAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

SAC is not party to any agreements with its officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence SAC’s management’s motivation in identifying or selecting a target business, and SAC does not believe that the ability of SAC’s management to remain with SAC after the consummation of its initial business combination should be a determining factor in SAC’s decision to proceed with any potential business combination.

Committees of the Board of Directors

SAC’s board of directors has one standing committee: an audit committee. Because SAC is a “controlled company,” SAC is not required to have a compensation committee composed of independent directors, nor does SAC have a nominating and corporate governance committee.

Audit Committee

SAC has established an audit committee of its board of directors. The members of SAC’s audit committee are Sigmund Anderman, Jennifer Nuckles and David Winfield, with Jennifer Nuckles serving as chair of the audit committee. The audit committee held five meetings during 2023.

Each member of the audit committee is financially literate. In addition, the SAC board of directors has determined that each of Sigmund Anderman, Jennifer Nuckles and David Winfield qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. SAC’s board of directors has also determined that Sigmund Anderman, Jennifer Nuckles and David Winfield are independent directors under Rule 10A-3 under the Exchange Act.

SAC has adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	assisting board oversight of (1) the integrity of SAC’s financial statements, (2) SAC’s compliance with legal and regulatory requirements, (3) SAC’s independent registered public accounting firm’s qualifications and independence, and (4) the performance of SAC’s internal audit function and independent registered public accounting firm;
●	the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by SAC;
●	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by SAC, and establishing pre-approval policies and procedures;
●	reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with SAC in order to evaluate their continued independence;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
●	meeting to review and discuss SAC’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing SAC’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to SAC entering into such transaction; and
●	reviewing with management, the independent registered public accounting firm, and SAC’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding SAC’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

You will be able to review the audit committee charter by accessing SAC’s public filings at the SEC’s website at www.sec.gov.

Director Nominations

SAC does not have a standing nominating committee, although SAC intends to form a corporate governance and nominating committee as and when required to do so by law. SAC’s board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, SAC does not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by SAC’s stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). SAC’s stockholders that wish to nominate a director for election to SAC’s board of directors should follow the procedures set forth in the SAC Bylaws.

SAC has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, SAC’s board of directors considers educational background, diversity of professional experience, knowledge of SAC’s business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of SAC’s stockholders.

Code of Ethics

SAC has adopted a code of ethics applicable to its directors, officers and employees. You will be able to review this document by accessing SAC’s public filings at the SEC’s website at www.sec.gov. In addition, a copy of SAC’s code of ethics will be provided without charge upon request from SAC. SAC intends to disclose any amendments to or waivers of certain provisions of its code of ethics in a Current Report on Form 8-K.

Conflicts of Interest

Each of SAC’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of SAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. SAC does not believe, however, that the fiduciary duties or contractual obligations of SAC’s officers or directors will materially affect its ability to complete a business combination. The SAC Charter contains a waiver of the corporate opportunity doctrine, which provides that SAC renounces its interest in any corporate opportunity offered to any director or officer unless (i) such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of SAC, (ii) such opportunity is one SAC is legally and contractually permitted to undertake and would otherwise be reasonable for SAC to pursue and (iii) the director or officer is permitted to refer the opportunity to us without violating another legal obligation. The purpose for the surrender of corporate opportunities is to allow officers, directors or other representatives with multiple business affiliations to continue to serve as an officer of SAC or on SAC’s board of directors. SAC’s officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and SAC. In the absence of the “corporate opportunity” waiver in the SAC Charter, certain candidates would not be able to serve as an officer or director. SAC believes it substantially benefits from having representatives, who bring significant, relevant and valuable experience to SAC’s management, and, as a result, the inclusion of the “corporate opportunity” waiver in the SAC Charter provides SAC with greater flexibility to attract and retain the officers and directors that SAC feels are the best candidates.

However, the personal and financial interests of SAC’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. The different timelines of competing business combinations could cause SAC’s directors and officers to prioritize a different business combination over finding a suitable acquisition target for SAC’s business combination. Consequently, SAC’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in SAC’s stockholders’ best interest, which could negatively impact the timing for a business combination.

In addition, the Sponsor and SAC’s officers and directors may participate in the formation of, or become an officer or director of, any other blank check company prior to completion of SAC’s initial business combination. As a result, the Sponsor and SAC’s officers or directors could have conflicts of interest in determining whether to present business combination opportunities to SAC or to any other blank check company with which they may become involved. Although SAC has no formal policy in place for vetting potential conflicts of interest, SAC’s board of directors will review any potential conflicts of interest on a case-by-case basis.

Investors should be aware of the following potential conflicts of interest:

●	On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. On May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. In exchange for commitments made by the Third-Party SAC Investors in the Non-Redemption Agreements, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor. As of the date of this joint proxy statement/prospectus, the Sponsor held 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock. If SAC does not consummate a business combination by December 14, 2024 (or during any Extension Period), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding SAC Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor would be worthless because following the redemption of the SAC Public Shares, SAC would likely have few, if any, net assets and because the Sponsor and SAC’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any SAC Common Shares held by it or them, as applicable, if SAC fails to complete a business combination within the required period. The Sponsor and each officer and director of SAC did not receive any compensation in exchange for their agreement to waive these redemption rights. SAC’s directors and officers, including Jared Stone and Jeb Spencer, have an economic interest in the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor. The 4,250,004 shares of Combined Company Common Stock into which the 4,250,004 shares of SAC Class A Common Stock (after conversion of the 50,004 shares of SAC Class B Common Stock into 50,004 shares of SAC Class A Common Stock) held by the Sponsor will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of approximately $47.0 million based upon the closing price of $11.06 per public share on October 29, 2024. However, given that such 4,250,004 shares of Combined Company Common Stock will be subject to certain restrictions, including those described above pursuant to the Lock-Up Agreement, SAC believes such shares have less value.
●	The personal and financial interests of the Sponsor and SAC’s officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. This risk may become more acute as the deadline for completing SAC’s initial business combination nears. In particular, because the shares of SAC Class B Common Stock and any shares issued upon conversion thereof (including the shares of SAC Class A Common Stock issued to the Sponsor upon the Conversion) were purchased at approximately $0.004 per share, the holders of shares of SAC Class B Common Stock (including SAC’s officers and directors that indirectly own shares of SAC Class B Common Stock through their ownership in the Sponsor) and SAC Class A Common Stock issued upon conversion thereof could make a substantial profit after SAC’s initial business combination even if SAC’s public stockholders lose money on their investment as a result of the post-combination value of their shares of SAC Class A Common Stock (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) being less than the amount for which they purchased those shares ($10.00 per SAC Unit in the case of public stockholders that purchased in the IPO). For example, a holder of 1,000 shares of SAC Class B Common Stock would have paid approximately $4.00 to obtain such shares. At the time of an initial business combination, such holder would be able to convert such shares of SAC Class B Common Stock into 1,000 shares of SAC Class A Common Stock, and would receive the same consideration in connection with SAC’s initial business combination as a public stockholder for the same number of shares of SAC Class A Common Stock. If the value of the shares of SAC Class A Common Stock on a post-combination basis (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) were to decrease to $5.00 per share of SAC Class A Common Stock, the holder of shares of SAC Class B Common Stock would obtain a profit of approximately $5.0 thousand on account of the 1,000 shares of SAC Class B Common Stock that the holder had converted into shares of SAC Class A Common Stock in connection with the initial business combination. By contrast, for example, a public stockholder holding 1,000 shares of SAC Class A Common Stock, which were purchased by such public stockholder in SAC’s IPO, would lose approximately $5.0 thousand in connection with the same transaction.

●	In connection with SAC’s IPO, the Sponsor purchased an aggregate of 11,700,000 SAC Private Placement Warrants for a purchase price of $1.00 per warrant. Each SAC Private Placement Warrant entitles the holder thereof to purchase one share of SAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The SAC Private Placement Warrants (including the SAC Class A Common Stock issuable upon exercise of the SAC Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or its permitted transferees until 30 days after the completion of SAC’s initial business combination. If SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period, SAC’s warrants will expire worthless. Pursuant to the Sponsor Support Agreement, however, the Sponsor agreed to, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor; as such, SAC believes such SAC Private Placement Warrants have no value.
●	In connection with SAC’s IPO, on December 9, 2021, SAC, the Sponsor and SAC’s initial directors and executive officers entered into a letter agreement pursuant to which, among other things, the Sponsor and each of SAC’s directors and executive officers agreed to waive their respective redemption rights in respect of any shares of SAC Class B Common Stock and SAC Public Shares held by them. On January 6, 2022, in connection with the election of Matthew Hansen and Jennifer Nuckles to SAC’s board of directors, SAC entered into a letter agreement with such new directors on substantially the same terms as the December 9, 2021 letter agreement. No additional consideration was received by the Sponsor, directors and executive officers in connection with such agreements.
●	The Sponsor and SAC’s officers and directors are now, and/or may in the future become, affiliated with entities (such as operating companies, investment vehicles or other blank check companies) that are engaged in a similar business to SAC. SAC does not have employment contracts with its officers and directors that will limit their ability to work at other businesses. As such, SAC’s officers and directors are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SAC completing its initial business combination. As a result, SAC’s officers or directors could have conflicts of interest in determining whether to present business combination opportunities to SAC or to any other entity with which they may become involved. Each of SAC’s officers and directors presently has, and/or in the future may have, additional, fiduciary or contractual duties or obligations to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of SAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual duties or obligations to present the opportunity to such entity, he or she will honor these duties or obligations to present such business combination opportunity to such entity. These conflicts may not be resolved in SAC’s favor and a potential target business may be presented to another entity prior to its presentation to SAC. Even if an officer or director of SAC does not have any fiduciary or contractual duties or obligations to another entity, such officer or director may, nonetheless, choose to present business combination opportunities to other entities before presenting them to SAC if such officer or director is not prohibited by the SAC Charter from doing so. The SAC Charter provides that SAC renounce its interest in any corporate opportunity offered to any director or officer unless such opportunity is offered to such person solely in his or her capacity as a director or officer of SAC and such opportunity is one SAC is legally and contractually permitted to undertake and would otherwise be reasonable for SAC to pursue, and to the extent the director or officer is permitted to refer that opportunity to SAC without violating another legal obligation. Because SAC was the only special purpose acquisition company or similar vehicle managed by the Sponsor during SAC’s search period for a potential target business and no affiliates of the Sponsor managed vehicles that might have competed with SAC for a transaction of this nature, SAC and the Sponsor did not have to address potential conflicts concerning the entity that would be the acquirer in the Business Combination. Further, SAC was not aware of any officer or director of SAC who was required to forego presenting any opportunity to acquire a target business to SAC as a result of a pre-existing fiduciary or contractual obligation, and, to SAC’s knowledge, the waiver of the corporate opportunities doctrine in the SAC Charter did not impact SAC’s search for an acquisition target.
●	SAC has not adopted a policy that expressly prohibits the Sponsor or SAC’s officers or directors or any of its respective affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by SAC or in any transaction to which SAC is a party or have an interest. SAC does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by SAC. Affiliates of the Sponsor have invested in entities in a diverse range of industries. As a result, there may be substantial overlap between companies that would be suitable business combination candidates for SAC and companies that would make an attractive investment and/or target for such other entities.

●	SAC’s officers and directors are not required to, and will not, commit their full time to SAC’s affairs, which may result in a conflict of interest in allocating their time between SAC’s operations and SAC’s search for a business combination and their other responsibilities. SAC does not intend to have any full-time employees prior to the completion of its business combination. Each of SAC’s officers and directors is and/or may be engaged in several other business endeavors for which they may be entitled to substantial compensation and SAC’s officers and directors are not obligated to contribute any specific number of hours per week to SAC’s affairs. If SAC’s officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to SAC’s affairs which may have a negative impact on SAC’s ability to complete its initial business combination.
●	SAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under SAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement. The Sponsor, for which Mr. Spencer and Mr. Stone serve on the board of managers and in which they and SAC’s other directors have an ownership interest, will also be entitled to certain indemnification from the Combined Company after the Merger pursuant to the Merger Agreement.
●	Upon redemption of SAC Public Shares, if SAC is unable to complete its initial business combination by December 14, 2024, or during any Extension Period, or upon the exercise of a redemption right in connection with its initial business combination, SAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SAC within the 10 years following redemption. Accordingly, the per share redemption amount received by SAC public stockholders could be less than the $10.20 per SAC Public Share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to SAC if and to the extent any claims by a third party (other than SAC’s independent registered public accounting firm) for services rendered or products sold to SAC, or a prospective target business with which SAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per SAC Public Share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per SAC Public Share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under SAC’s indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy those obligations.
●	Under the IRA, which was signed into federal law on August 16, 2022, a 1% U.S. federal excise tax could be imposed on SAC in connection with redemptions. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. Pursuant to the Merger Agreement and the Sponsor Support Agreement, the Sponsor has agreed to pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC, including any taxes required to be paid by SAC in respect of any redemptions pursuant to the IRA, that exceed the SAC Expense Cap. SAC has not independently investigated or verified whether the Sponsor has sufficient funds to satisfy this obligation and SAC believes that the Sponsor’s only assets are securities of SAC and, therefore, the Sponsor may not be able to satisfy this obligation. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses” and “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Sponsor Support Agreement.”

●	The Sponsor, SAC’s officers and directors and their respective affiliates are entitled to reimbursement of all out-of-pocket expenses incurred by them in connection with certain activities on SAC’s behalf, such as identifying possible target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SAC’s behalf. However, if SAC fails to consummate a business combination by December 14, 2024 (or during any Extension Period), they will not have any claim against the Trust Account for reimbursement. Accordingly, SAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date. Furthermore, SAC has entered into a letter agreement with the Sponsor pursuant to which SAC is required to pay the Sponsor a total of $15.0 thousand per month for office space, utilities and secretarial and administrative services, commencing on December 10, 2021. Upon the earlier of the consummation of SAC’s initial business combination and its liquidation, SAC will cease paying these monthly fees. Accordingly, assuming the consummation of SAC’s initial business combination takes until December 14, 2024, the Sponsor will be paid a total of approximately $411.5 thousand for these services.
●	If the Closing occurs, the Combined Company will, concurrently with the effective time of the Merger, or at such later time as may be agreed by SAC, ASI and the applicable third party recipient of the payment, pay or cause to be paid all accrued and unpaid transaction expenses of ASI and pay or cause to be paid all accrued and unpaid transaction expenses of SAC; provided, that the Sponsor will pay, or cause its affiliates (other than SAC) to pay, on the Closing Date, concurrently with the effective time of the Merger, or at such later time as may be agreed by the Sponsor and the applicable third party recipient of the payment, all accrued and unpaid transaction expenses of SAC that exceed the SAC Expense Cap. However, if the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Fees and Expenses.”
●	In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, SAC’s management team and the Sponsor and any of their respective affiliates may, but none of them is obligated to, lend SAC funds as may be required. If SAC completes its initial business combination, the post-business combination company would repay such lent amounts out of the proceeds of the Trust Account released to the post-business combination company. In the event that SAC’s initial business combination is not completed by December 14, 2024 or during any Extension Period, SAC may use a portion of the working capital held outside the Trust Account to repay such lent amounts but no proceeds from the Trust Account would be used for such repayment. On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account. The Sponsor Support Agreement provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form. Prior to SAC’s initial business combination, SAC does not expect to seek loans from parties other than SAC’s management team or the Sponsor or any of their respective affiliates, if any, as SAC does not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.
●	Pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination.
●	The Sponsor has designated Mr. Stone, chairman of the board of directors of SAC, to be a director of the Combined Company upon the Closing. SAC and ASI have also agreed to nominate Ms. Nuckles, a director of SAC, for election to the board of directors of the Combined Company. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement—Covenants and Agreements—Covenants of SAC,” “SAC Stockholder Proposal No. 4: The Director Election Proposal” and “Management of the Combined Company Following the Business Combination.” As such, in the future, Ms. Nuckles, Mr. Stone or other current directors or officers of SAC may receive cash fees, stock options, stock awards or other remuneration that the Combined Company board of directors may determine to pay its directors.

●	The fact that certain members of the Sponsor and SAC’s directors and officers have participated in the ASI Reg A Offering and may further participate in the Interim Financing at a discounted valuation to the valuation of ASI in the Business Combination.

The conflicts described above may not be resolved in favor of SAC or its stockholders.

Under Delaware law, officers and directors owe the following fiduciary duties:

●	duty to act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole;
●	duty to refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits; and
●	duty to make decisions on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and that these decisions will be protected by the “business judgment rule.”

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

●	the corporation could financially undertake the opportunity;
●	the opportunity is within the corporation’s line of business; and
●	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, SAC’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, the SAC Charter provides that the doctrine of corporate opportunity will not apply with respect to any of SAC’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have, and none of SAC’s directors or officers will be required to offer any such corporate opportunity of which he or she may become aware to SAC.

SAC is not prohibited from pursuing an initial business combination with a company that is affiliated with the Sponsor, officers or directors.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the SAC public stockholders in connection with an initial business combination, the Sponsor has agreed to vote all of its SAC Common Shares and any SAC Public Warrants it may hold in favor of all the proposals being presented at the SAC Special Meeting and the SAC Warrantholders Meeting, respectively. As of the record date for the SAC Special Meeting, the Sponsor owned approximately [__]% of the issued and outstanding SAC Common Shares (but only approximately 3.2% of the issued and outstanding SAC Class B Common Stock) and [no] SAC Public Warrants. None of the proposals presented at the SAC Special Meeting is conditioned on the approval by the holders of a majority of the SAC Common Shares held by SAC stockholders other than the Sponsor or its affiliates and none of the proposals presented at the SAC Warrantholders Meeting is conditioned on the approval by the holders of a majority of the SAC Public Warrants held by SAC warrantholders other than the Sponsor or its affiliates. Accordingly, it is more likely that the necessary SAC stockholder approvals and SAC warrantholder approvals outlined above will be obtained than if the Sponsor had not entered into the Sponsor Support Agreement. Approval by the Sponsor of the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal would be sufficient to approve such proposals. Assuming a quorum, no abstentions or broker non-votes and that the Sponsor does not acquire additional shares, the Director Election Proposal would be approved (i) if holders (other than the Sponsor) of more than 46.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event all shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting vote on such proposal, or (ii) if holders (other than the Sponsor) of more than 21.8% of the shares of SAC Class B Common Stock voted in support of such proposal in the event the minimum number of shares necessary to achieve a quorum of shares of SAC Class B Common Stock entitled to vote at the SAC Special Meeting voted on such proposal.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors or respective affiliates may (i) purchase SAC Public Shares or SAC Public Warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals or the Warrant Amendment Proposal, or elect to redeem, or indicate an intention to redeem, SAC Public Shares, (ii) execute agreements to purchase such shares or SAC Public Warrants from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire SAC Public Shares or SAC Public Warrants, vote their SAC Public Shares or SAC Public Warrants in favor of the Condition Precedent Proposals or Warrant Amendment Proposal or not redeem their SAC Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of ASI or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share or SAC Public Warrant purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Business Combination Proposal, the Governance Proposals, the Stock Issuance Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that a majority of the votes cast by holders of SAC Class B Common Stock, voting separately as a class, represented in person or by proxy and entitled to vote thereon, vote in favor of the Director Election Proposal, (3) satisfaction of the requirement that a majority of the outstanding shares of SAC Class A Common Stock and SAC Class B Common Stock, voting together as a single class, entitled to vote thereon at the SAC Special Meeting, vote in favor of the Charter Proposal, (4) satisfaction of the requirement that the holders of a majority of the outstanding SAC Public Warrants vote in favor of the Warrant Amendment Proposal, (5) satisfaction of the requirement that a majority of the votes cast by holders of SAC Public Warrants represented in person or by proxy and entitled to vote thereon, vote in favor of the SAC Warrantholders Adjournment Proposal, (6) satisfaction of the condition that SAC will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (7) otherwise limiting the number of SAC Public Shares electing to redeem and (8) the conditions to the consummation of the Business Combination being otherwise satisfied.

Entering into any such arrangements may have a depressive effect on the SAC Common Shares and SAC Public Warrants (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares or warrants he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the SAC Special Meeting and the SAC Warrantholders Meeting and would likely increase the chances that such proposals would be approved. SAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the SAC Special Meeting or the SAC Warrantholders Meeting or the redemption level. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

In light of the foregoing, the Sponsor and SAC’s directors and executive officers will receive material benefits from the completion of a business combination and may be incentivized to complete the Business Combination with ASI rather than liquidate even if (i) ASI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to SAC stockholders. As a result, the Sponsor and SAC’s directors and officers may have interests in the completion of the Business Combination that are materially different from, and may conflict with, the interests of other stockholders. Furthermore, the Sponsor may receive a positive rate of return on its investment(s) in SAC Common Shares, even if SAC’s public stockholders experience a negative return on their investment after consummation of the Business Combination. The existence of financial and personal interests of one or more of SAC’s directors may therefore result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders and warrantholders vote for the proposals.

Limitation on Liability and Indemnification of Officers and Directors

The SAC Charter provides that SAC’s officers and directors will be indemnified by SAC to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the SAC Charter provides that SAC’s directors will not be personally liable for monetary damages to SAC or stockholders for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.

SAC has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in the SAC Charter. The SAC Bylaws also permit SAC to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. SAC has obtained a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures SAC against its obligations to indemnify its officers and directors and the Combined Company will purchase additional insurance to protect SAC’s directors against such liabilities for six years following the Closing of the Business Combination.

These provisions may discourage stockholders from bringing a lawsuit against SAC’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit SAC and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent SAC pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Legal Proceedings

To the knowledge of SAC’s management, there is no material litigation, arbitration or governmental proceeding currently pending against SAC, any of its officers or directors in their capacity as such or against any of its property.

Periodic Reporting and Audited Financial Statements

SAC has registered shares of its SAC Class A Common Stock under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, SAC’s annual reports contain financial statements audited and reported on by SAC’s independent registered public accounting firm.

SAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “SAC,” “we,” “us” or “our” refer to SAC prior to the consummation of the Business Combination. The following discussion and analysis of SAC’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this joint proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated as a Delaware corporation on April 13, 2021 and formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds from our IPO and the Private Placement (as defined below), our capital stock, debt or a combination of cash, capital stock and debt.

On December 14, 2021, we consummated our IPO of 23,000,000 SAC Units, each SAC Unit consisting of one share of SAC Class A Common Stock and one-half of one SAC Public Warrant, each whole SAC Public Warrant entitling the holder thereof to purchase one share of SAC Class A Common Stock for $11.50 per share (subject to adjustment). The 23,000,000 SAC Units sold in our IPO include 3,000,000 SAC Units sold to BofA Securities, Inc., the underwriter for our IPO (the “underwriter”), pursuant to the underwriter’s full exercise of its option under the underwriting agreement for our IPO to purchase up to 3,000,000 additional SAC Units solely to cover over-allotments. The SAC Units were sold at a price of $10.00 per SAC Unit, and our IPO generated gross proceeds of $230.0 million. Simultaneously with the closing of our IPO, we consummated a private placement (the “Private Placement”) with our Sponsor of an aggregate of 11,700,000 SAC Private Placement Warrants at a price of $1.00 per SAC Private Placement Warrant, generating gross proceeds to SAC of $11.7 million.

On December 14, 2021, a total of $234.6 million of the net proceeds from our IPO and the Private Placement were deposited in the Trust Account established for the benefit of SAC’s public stockholders at JPMorgan Chase Bank, N.A., with Continental, acting as trustee.

Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our tax obligations (less up to $100.0 thousand of interest to pay dissolution expenses), the proceeds deposited in the Trust Account will not be released from the Trust Account until the earliest of (a) the completion of our initial business combination, (b) the redemption of any SAC Public Shares properly submitted in connection with a stockholder vote to amend the SAC Charter (i) to modify the substance or timing of our obligation to provide our public stockholders the right to have their SAC Public Shares redeemed in connection with our initial business combination or to redeem 100% of our SAC Public Shares if we do not complete our initial business combination by December 14, 2024 or during any Extension Period or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (c) the redemption of all of our SAC Public Shares if we are unable to complete our initial business combination by December 14, 2024 or during any Extension Period, subject to applicable law. The proceeds held in the Trust Account may only be invested in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.

On June 9, 2023, SAC’s stockholders approved a proposal to amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from June 14, 2023 to September 14, 2023 and to allow the board of directors of SAC, without another stockholder vote, to elect to further extend the date to consummate an initial business combination after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024, providing SAC a 21-month period (or up to 27-month period) from the closing of the IPO to consummate its initial business combination.

Prior to the First Extension Special Meeting, on May 25, 2023, SAC and the Sponsor entered into the Non-Redemption Agreements with the Third-Party SAC Investors in exchange for the Third-Party SAC Investors agreeing (i) not to redeem the Non-Redeemed Shares in connection with the First Extension Special Meeting and (ii) to vote in favor of the First Extension Amendment Proposal and the First Extension at the First Extension Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor, with 500,000 of such shares to be transferred to the Third-Party SAC Investors promptly upon consummation of the First Extension, and an additional 166,666 shares to be transferred to the Third-Party SAC Investors monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of SAC elects to further extend the deadline to consummate an initial business combination at or prior to such date, in each case, if the Third-Party SAC Investors continue to hold such Non-Redeemed Shares through the First Extension Special Meeting.

In connection with the First Extension Special Meeting and the entry into the Non-Redemption Agreements, on May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. After giving effect to the Conversion, SAC had an aggregate of 27,200,000 shares of SAC Class A Common Stock issued and outstanding, comprised of 4,200,000 shares held by the Sponsor and not subject to possible redemption and 23,000,000 shares of SAC Class A Common Stock subject to possible redemption, and 1,550,000 shares of SAC Class B Common Stock issued and outstanding. In connection with the First Extension Special Meeting, the holders of 18,849,935 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197.7 million, resulting in 4,150,065 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. The trustee processed the redemptions and withdrew the $197.7 million payable to the holders redeeming 18,849,935 shares of SAC Class A Common Stock on July 7, 2023.

The board of directors of SAC approved six monthly extensions to extend the time SAC had to consummate an initial business combination from September 14, 2023 to March 14, 2024. In connection with each of the six monthly extensions, the Sponsor transferred 166,666 shares of SAC Class B Common Stock held by the Sponsor to the Third-Party SAC Investors in accordance with the Non-Redemption Agreements.

In addition, on March 14, 2024, SAC held the Second Extension Special Meeting and obtained approval to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from March 14, 2024 to December 14, 2024.

In connection with the Second Extension Special Meeting, the holders of 2,986,952 shares of SAC Class A Common Stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32.2 million, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding and subject to possible redemption. Accordingly, as of September 11, 2024, there were 5,363,113 shares of SAC Class A Common Stock issued and outstanding (including 1,163,113 shares of SAC Class A Common Stock subject to possible redemption) and approximately $12.8 million held in the Trust Account.

On March 21, 2024, SAC received correspondence from the staff of NYSE Regulation of the NYSE indicating that the staff has determined to commence proceedings to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, because SAC had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly held shares over a consecutive 30 trading day period of at least $40.0 million.

On April 8, 2024, the NYSE filed a Form 25 to delist the SAC Class A Common Stock, SAC Public Warrants and SAC Units, and to remove such securities from registration under Section 12(b) of the Exchange Act. The delisting became effective ten days after the filing of the Form 25, and the deregistration became effective 90 days after the Form 25 filing. The SAC Class A Common Stock, SAC Public Warrants and SAC Units remain registered under Section 12(g) of the Exchange Act, and began trading on the OTC Pink Marketplace on or about March 22, 2024 under the ticker symbols “PORT”, “PORTW” and “PORTU”, respectively.

On September 11, 2024, SAC entered into the Merger Agreement with Merger Sub and ASI. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—The Merger Agreement” for further information.

On October 2, 2024, SAC filed a definitive proxy statement (the “Original Third Extension Proxy Statement”) with respect to the Third Extension Special Meeting to obtain the approval of SAC’s stockholders to further amend the SAC Charter to extend the time that SAC has to consummate its initial business combination from December 14, 2024 to September 30, 2025, as contemplated by the Merger Agreement. On October 11, 2024, SAC received a redemption report from Continental indicating that, as of October 11, 2024, the holders of 985,170 shares of SAC Class A Common Stock had properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.08 per share. On October 14, 2024, SAC determined to postpone the Third Extension Special Meeting originally scheduled for October 15, 2024, to October 22, 2024, to allow additional time for SAC to engage with its stockholders and solicit redemption reversals. On October 21, 2024, SAC cancelled the Third Extension Special Meeting and announced that it intended to file an amendment to the definitive proxy statement to reflect the addition of a new proposal to further amend the SAC Charter to eliminate the limitation that SAC may not redeem its outstanding shares of SAC Class A Common Stock to the extent that such redemption would result in SAC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, in order to allow SAC to redeem such shares irrespective of whether such redemption would exceed this limitation (the “Redemption Limitation Amendment Proposal”). Accordingly, the redemptions indicated on the October 11, 2024 redemption report from Continental in connection with the Third Extension Special Meeting were not processed.

On October 29, 2024, SAC filed an amendment to the Original Third Extension Proxy Statement that amended and restated the Original Third Extension Proxy Statement to: (1) reschedule the Third Extension Special Meeting originally scheduled for October 15, 2024, and postponed to October 22, 2024, to November 13, 2024 and (2) reflect the addition of the Redemption Limitation Amendment Proposal. This joint proxy statement/prospectus will be updated subsequent to the Third Extension Special Meeting to disclose the results of such meeting.

As of June 30, 2024, we had not yet commenced any operations. All activity from inception through June 30, 2024 relates to our formation, our IPO and our pursuit of a target company with which to effect our initial business combination. SAC has selected December 31 as its fiscal year end.

Results of Operations and Known Trends or Future Events

Our entire activity from inception through June 30, 2024 relates solely to our formation, our IPO and, since the closing of our IPO, a search for a business combination candidate. We have not generated any operating revenues to date, and we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. We have incurred and expect to continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2024, we had net loss of $505.0 thousand, which consisted of $163.6 thousand dividend income on marketable securities held in the Trust Account, offset by a $331.5 thousand loss on the change in fair value of warrant liability, provision for income tax of $49.4 thousand, $82.8 thousand in legal and accounting expenses, $50.0 thousand of franchise tax expense, $57.1 thousand of administrative expenses (of which $45.0 thousand are due to related party), $80.1 thousand of insurance expense, $21.3 thousand of listing fees and $1.5 thousand of bank fees.

For the six months ended June 30, 2024, we had net loss of $243.4 thousand, which consisted of $723.5 thousand dividend income on marketable securities held in the Trust Account and a $116.5 thousand gain on the change in fair value of warrant liability, offset by a non-redemption agreement expense of $275.0 thousand related to the excess fair value of SAC Class B Common Stock transferred by the Sponsor, provision for income tax of $114.1 thousand, $143.3 thousand in legal and accounting expenses, $125.9 thousand of franchise tax expense, $203.8 thousand of administrative expenses (of which $90.0 thousand are due to related party), $175.3 thousand of insurance expense, $42.5 thousand of listing fees and $3.5 thousand of bank fees.

For the three months ended June 30, 2023, we had net income of $1.7 million, which consisted of $2.9 million dividend income on marketable securities held in the Trust Account, and a gain of $141.2 thousand on the change in fair value of the warrant liability, offset by a $387.0 thousand financing expense related to the excess fair value of SAC Class B Common Stock transferred by the Sponsor, provision for income tax of $591.0 thousand, $78.8 thousand in legal and accounting expenses, $49.9 thousand of franchise tax expense, $98.5 thousand of insurance expense, $98.3 thousand of administrative expenses, $42.5 thousand of listing fees and $2.2 thousand of bank fees.

For the six months ended June 30, 2023, we had net income of $2.8 million, which consisted of $5.4 million dividend income on marketable securities held in the Trust Account, offset by a loss of $401.0 thousand on the change in fair value of the warrant liability, a $387.0 thousand financing expense related to the excess fair value of SAC Class B Common Stock transferred by the Sponsor, provision for income tax of $1.1 million, $155.4 thousand in legal and accounting expenses, $99.2 thousand of franchise tax expense, $227.6 thousand of insurance expense, $120.4 thousand of administrative expenses, $42.5 thousand of listing fees and $3.8 thousand of bank fees.

For the year ended December 31, 2023, we had net income of $2.7 million, which consisted of dividend income of $6.7 million on marketable securities held in trust, offset by operating expenses of $1.7 million, a provision for income tax of $1.3 million, a $934.9 thousand financing expense and a $53.5 thousand loss on the change in fair value of the warrant liability.

For the year ended December 31, 2022, we had net income of $18.1 million, which consisted of dividend income of $3.4 million on marketable securities held in trust and a $16.7 million gain on the change in fair value of the warrant liability, offset by operating expenses of $1.6 million and a provision for income tax of $362.3 thousand.

Liquidity and Capital Resources

As of June 30, 2024 and December 31, 2023, we had cash of $490.7 thousand and $2.2 million, respectively, and working capital deficit of $3.1 million and $2.8 million, respectively.

As of December 31, 2023, we had $2.2 million in operating cash and a working capital deficit of $2.8 million, compared to $50.9 thousand in operating cash and working capital of $929.5 thousand as of December 31, 2022.

For the six months ended June 30, 2024, net cash used in by operating activities was $1.8 million. Net income of $243.4 thousand was increased by a non-redemption agreement expense of $275.0 thousand related to the transfer of SAC Class B Common Stock by the Sponsor, and decreased by a $116.5 thousand gain on the change in fair value of warrant liability, $54.2 thousand of accrued dividends on marketable securities held in the Trust Account and $1.7 million decrease in changes in operating assets and liabilities.

For the six months ended June 30, 2023, net cash provided by operating activities was $4.3 million. Net income of $2.8 million was increased by a $401.0 thousand loss on the fair value of the warrant liability, a $387.0 thousand non-cash financing expense related to the transfer of SAC Class B Common Stock by the Sponsor and a $1.7 million increase in changes in operating assets and liabilities, offset by a decrease for $1.0 million of accrued dividends on marketable securities held in the Trust Account.

For the year ended December 31, 2023, net cash provided by operating activities was $5.5 million. Net income of $2.7 million was increased by a $53.5 thousand loss on the fair value of the warrant liability, a $934.9 thousand non-cash financing expense related to the transfer of SAC Class B Common Stock by the Sponsor and a $2.0 million increase in changes in operating assets and liabilities, offset by a decrease for $198.4 thousand of accrued dividends on marketable securities held in the Trust Account.

For the year ended December 31, 2022, net cash provided by operating activities was $396.5 thousand. Net income of $18.1 million was decreased by a $16.7 million gain on the fair value of the warrant liability, $759.5 thousand of accrued dividends on marketable securities held in the Trust Account and a $288.0 thousand decrease in changes in operating assets and liabilities.

As of June 30, 2024 and December 31, 2023, we had marketable securities held in the Trust Account of $12.7 million and $44.7 million, respectively, consisting of securities held in a money market fund that invests in U.S. Treasury securities with a maturity of 185 days or less.

As of December 31, 2023 and 2022, we had marketable securities held in the Trust Account of $44.7 million and $238.0 million, respectively, consisting of securities held in a money market fund that invests in U.S. Treasury securities with a maturity of 185 days or less.

As of June 30, 2024 and December 31, 2023, we had cash of $490.7 thousand and $2.2 million, respectively, held outside the Trust Account. As of December 31, 2023 and 2022, we had cash of $2.2 million and $278.5 thousand, respectively, held outside the Trust Account.

Our management does not expect that we will be able to fund our liquidity requirements in the next 12 months from our current working capital. In order to fund the expected working capital deficiency or to finance transaction costs in connection with an intended initial business combination, our management plans to seek capital contributions or loans from our management team or our Sponsor or any of their respective affiliates. However, neither our management team nor our Sponsor or their respective affiliates are obligated to provide capital contributions or lend us these funds, and, as such, there is no assurance that we will be able to obtain sufficient loans to fund any working capital deficiency. If we receive such loans, up to $1.5 million of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. These warrants would be identical to the SAC Private Placement Warrants. However, the Sponsor Support Agreement provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form. For the three and six months ended June 30, 2024, the Sponsor has provided $97.6 thousand and $333.2 thousand, respectively, in cash through a capital contribution and no amounts through loans. For the three and six months ended June 30, 2023, the Sponsor did not provide cash through a capital contribution or loans. For the year ended December 31, 2023 and 2022, the Sponsor has provided $800.0 thousand and $0.0, respectively, in cash through a capital contribution and no amounts through loans.

These conditions raise substantial doubt about our ability to continue as a going concern for a period of time within 12 months from June 30, 2024.

Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our SAC Public Shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account.

On May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock, resulting in an aggregate of 27,200,000 shares of SAC Class A Common Stock issued and outstanding, comprised of 4,200,000 shares of SAC Class A Common Stock held by the Sponsor and not subject to possible redemption and 23,000,000 shares of SAC Class A Common Stock subject to possible redemption. On June 9, 2023, the holders of 18,849,935 shares of SAC Class A Common Stock properly exercised their right to redeem their shares in connection with the First Extension Special Meeting for $198.0 million in cash, resulting in 4,150,065 shares of SAC Class A Common Stock issued and outstanding that are subject to possible redemption. On March 14, 2024, the holders of 2,986,952 shares of SAC Class A Common Stock properly exercised their right to redeem their shares in connection with the Second Extension Special Meeting for $32.2 million in cash, resulting in 1,163,113 shares of SAC Class A Common Stock issued and outstanding that are subject to possible redemption.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2024, December 31, 2023 or December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of June 30, 2024, December 31, 2023 or December 31, 2022.

Pursuant to the underwriting agreement for our IPO, the underwriter of our IPO was entitled to a deferred fee of $0.35 per unit, or $8.1 million in the aggregate, payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement. However, on August 22, 2022, the underwriter delivered a letter to SAC pursuant to which the underwriter waived its entitlement to the payment of the deferred underwriting fee.

On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of the Trust Account.

We have entered into a letter agreement with our Sponsor pursuant to which we are required to pay our Sponsor a total of $15.0 thousand per month for office space, utilities, and secretarial and administrative services, commencing on December 10, 2021, the date that our securities were first listed on the NYSE, through the earlier of our initial business combination and our liquidation.

Commitments and Contingencies

Registration Rights

The holders of the SAC Class B Common Stock, SAC Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and in each case holders of the underlying securities thereof, as applicable) are entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2021, requiring SAC to register such securities for resale (in the case of the SAC Class B Common Stock, only after conversion to SAC Class A Common Stock). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that SAC register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to SAC’s consummation of a business combination and rights to require SAC to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that SAC is not required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period with respect to such securities. SAC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriter a 45-day option from the date of our IPO to purchase up to 3,000,000 additional SAC Units to cover over-allotments, if any, at the IPO price less the underwriting discount. On December 13, 2021, the underwriter exercised the option in full, closing the sale of the 3,000,000 additional SAC Units on December 14, 2021. The underwriter was paid an underwriting commission of $4.6 million upon the closing of our IPO. In addition, the underwriter was entitled to a deferred fee of $0.35 per unit, or $8.1 million in the aggregate, payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

On August 22, 2022, the underwriter delivered a letter to SAC pursuant to which the underwriter waived its entitlement to the payment of the deferred underwriting fee. The $8.1 million waived fee was recorded to accumulated deficit.

Non-Redemption Agreements

Prior to the First Extension Special Meeting, on May 25, 2023, SAC and the Sponsor entered into the Non-Redemption Agreements with the Third-Party SAC Investors in exchange for the Third-Party SAC Investors agreeing (i) not to redeem the Non-Redeemed Shares in connection with the First Extension Special Meeting and (ii) to vote in favor of the First Extension Amendment Proposal and the First Extension at the First Extension Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor, with 500,000 of such shares to be transferred to the Third-Party SAC Investors promptly upon consummation of the First Extension, and an additional 166,666 shares to be transferred to the Third-Party SAC Investors monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of SAC elects to further extend the deadline to consummate an initial business combination at or prior to such date, in each case, if the Third-Party SAC Investors continue to hold such Non-Redeemed Shares through the First Extension Special Meeting. The board of directors of SAC extended the deadline to complete the business combination six times, to March 14, 2024, resulting in a total of 1,499,996 shares of SAC Class B Common Stock being transferred to the Third-Party SAC Investors.

SAC accounted for the Non-Redemption Agreements in accordance with Staff Accounting Bulletin Topic 5T (“SAB Topic 5T”). SAC considered the Sponsor’s transfer of SAC Class B Common Stock to the Third-Party SAC Investors in exchange for the Non-Redemption Agreements as a capital contribution by the Sponsor, and recognized the excess fair value of the transferred SAC Class B Common Stock as a non-redemption agreement expense on the condensed statements of operations for the three and six months ended June 30, 2024 and for the year ended December 31, 2023 and 2022. SAC determined the excess fair value of the 1,499,996 shares of SAC Class B Common Stock transferred to the Third-Party SAC Investors to be $1.2 million as of June 30, 2024.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates as of June 30, 2024.

INFORMATION ABOUT ASI

Unless the context otherwise requires, all references in this subsection to “we,” “us,” or “our” refer to the business of ASI.

Overview

We were founded in 2013 by our Chief Executive Officer, Neal Harmon, along with his brothers Daniel, Jeffrey and Jordan, and their cousin, Benton Crane. We are a values-based distribution company for stories that amplify light to mainstream audiences. As of November 4, 2024, through the Angel Guild, over 450,000 members from more than 150 different countries help decide what film and television projects ASI will market and distribute. With over 124,000 individual investments, more than 93,000 Angel Investors have invested over $103.0 million in ASI or projects distributed by ASI as of September 11, 2024. ASI believes, based on current growth trajectories, that the Angel Guild will reach 1 million members in 2025.

Defining & Determining Light

To determine whether or not a film or television show should be released, we screen a short promotional version, or if available a full-length feature or episode, to a sample of members of the Angel Guild who vote on whether the project “amplifies light.” We define “light” as anything that is true, honest, noble, just, authentic, lovely, admirable, and excellent.

The Angel Guild

The Angel Guild is a community of interested individuals who have invested in our previous films or television shows, and individuals who pay a monthly or annual fee to us to be a member of the Angel Guild. Upon watching a “Torch,” which is a concept video preview, Angel Guild members are asked for their feedback as to whether or not the Torch “amplifies light,” and their feedback is used to determine whether we will move forward with production and/or distribution of the film or television show.

We primarily generate revenue from the following sources:

●	Angel Guild revenue comes from monthly or annual membership fees. Currently there are two possible tiers for membership, Basic and Premium. Both memberships allow voting for every ASI release, give early access for streaming, and help fund our original films, increasing new content releases. The primary difference between the two memberships is that Premium includes two complimentary tickets to every ASI theatrical release and a discount for all merchandise.
●	Theatrical Distribution revenue comes from releasing our original films with our exhibitor partners. Every time a moviegoer purchases a ticket from the partner theaters, we receive a percentage of the box office revenue. For most international theaters, the percentage of box office revenue is first paid to a distributor who then pays us.
●	Content Licensing revenue comes from licensing our films and television shows to other distributors such as Amazon, Apple, and Netflix. Our future plans include licensing the rights to our films and television shows for other experiences such as derivative shows, video games, theme parks and Broadway-style plays.
●	Merchandise revenue is generated from sales of merchandise related to our films and series, as well as physical DVD sales. We also offer a direct online store for ASI themed products and wholesale products to retail partners.

Bitcoin Treasury Strategy: Seeking to Empower the Angel Guild for Generations

As of October 15, 2024, we held an aggregate of approximately 300 bitcoins. We plan to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to our core film and television production and distribution business. The continued implementation of this bitcoin reserve is intended to support our mission-driven approach. Our bitcoin treasury is a for-profit “endowment for the arts” based on the bitcoin standard that seeks to build a financial foundation to fund the world’s best filmmakers to produce stories that amplify light for generations to come. On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C Common Stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C Common Stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C Common Stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities.

Regulation A Offering

On September 10, 2024, we sold an aggregate of 661,375 shares of ASI Class C Common Stock, pursuant to the ASI Reg A Offering. The ASI Reg A Offering was conducted pursuant to the ASI Reg A Offering Statement. The price of the ASI Class C Common Stock was $30.24 per share, for gross proceeds of approximately $20.0 million. No selling commissions were paid in connection with the sale of these shares of ASI Class C Common Stock. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

Other Events

On August 13, 2024, Mr. Stephen Oskoui tendered his resignation as a member of our board of directors effective as of August 13, 2024. Mr. Oskoui had served as one of our independent directors since January 2022.

On October 3, 2024, Mr. Dalton Wright tendered his resignation as a member of our board of directors effective as of October 3, 2024. Mr. Wright had served as one of our independent directors since 2014. Mr. Wright was a member of our compensation committee, but was not the representative director of any particular class of ASI Common Stock.

Neither Mr. Oskoui nor Mr. Wright indicated to our board of directors that their decision to resign arose from any disagreement on any matter related to our operations, policies, or practices. Our board of directors may fill the vacancies resulting from Mr. Oskoui's and Mr. Wright's resignations by an affirmative vote of a majority of the remaining directors. Our board of directors has not yet selected replacement directors to fill either vacancy.

Business Plan

We are a community-driven movie studio that empowers audiences to decide which stories get produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, which include individuals from all over the world to find stories and filmmakers that amplify light. After projects pass the Angel Guild, Angel Investors are given the opportunity to fund the projects they are most excited to see, via the Angel Funding Portal discussed below. Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others.

ASI’s distribution clients utilize the services of VAS Portal, an SEC registered Funding Portal (SEC File No. 7-165) and a member of FINRA, to facilitate crowdfunding of its projects by Angel Investors via what we refer to as the Angel Funding Portal. VAS Portal and the Angel Funding Portal are operated independently and currently offer crowdfunding opportunities exclusively to Angel Investors. As of the date of this joint proxy statement/prospectus, we have no ownership interest in VAS Portal. For more information about VAS Portal and its history with us, see “Certain Relationships and Related Person Transactions—ASI—Former Wholly Owned Subsidiary.”

Our first project launched for distribution was Dry Bar Comedy. Dry Bar Comedy is currently one of the largest collections of clean stand-up comedy in the world with over 5 billion views, including social media.

Shortly thereafter, we entered into a Consulting and Coordination Agreement with The Chosen to produce a new type of television series where each season is funded by the audience. As part of the agreement, we (i) provided The Chosen with certain consultation and advice related to The Chosen’s crowdfunding offering, (ii) designed and built a technological platform for The Chosen to facilitate its crowdfunding offering and (iii) provided various public relations and marketing and advertising services for The Chosen. The series “The Chosen” went on to become one of the largest equity crowdfunded media projects of all time, amassing an audience of more than 100 million. On October 18, 2022, we entered into the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the series “The Chosen,” and any future audiovisual productions derivative thereof. On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement, seeking to terminate the Chosen Agreement. On May 28, 2024, the arbitrator in the arbitration proceedings issued an Interim Arbitration Award granting The Chosen’s breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. On September 25, 2024, the Final Arbitration Award was issued, which remained consistent with the Interim Arbitration Award and granted a portion of The Chosen’s costs and fees. We disagree with the arbitrator’s decision regarding the breach of contract claims and the termination of the Chosen Agreement and intend to seek appellate review of the Final Arbitration Award. For more information, see “Information About ASI—Legal Proceedings—The Chosen Arbitration.”

Building on our early successes, we have launched several new initiatives that focus on films and TV shows in markets currently underserved by the traditional studio system.

During 2023, we launched our new theatrical division and released “His Only Son,” which on March 31, 2023, debuted at #3 in the U.S. box office according to distributor data provided to TheNumbers.com. On July 4, 2023, we released in theaters “Sound of Freedom,” which debuted at #1 in the U.S. box office according to distributor data provided to TheNumbers.com. Subsequent release dates for international locations followed. Our innovative theatrical strategy combines the power of our capabilities in identifying movies that deserve a theatrical release with the efficiency of crowdfunding the P&A funds needed to market the film. In addition, through our “Theatrical Pay-it-Forward” technology and in partnership with renowned theaters such as AMC, Cinemark, Regal and others, we offer a community-based in-person cinema experience whereby, after experiencing a film in the theater, people have the opportunity to share that experience with others by purchasing tickets for those who would not otherwise watch the film at a theater. The Theatrical Pay-it-Forward technology combines standard payment processing technology with a streamlined redemption process that allows recipients of the Theatrical Pay-it-Forward tickets to select a theater and showtime of their choosing for the respective film.

Not all of our films or TV shows launch theatrically. We consider multiple different distribution strategies for our films and TV shows, including licensing of the content across a wide range of global distribution platforms and networks that include TVOD, EST, SVOD, AVOD and FVOD. We also make our content available through our own streaming service via the Angel App or on our website (www.angel.com). The Angel App is available to download for free from the Google Play Store on Android mobile devices, Google TV devices and Android TV devices, from the Apple App Store on iOS mobile devices, from Roku TV, from the Fire TV Channels Store on Fire TV and from Samsung Smart TV. While most content can be watched for free on the Angel App, members of the Angel Guild are provided with early access to most of the content that we distribute.

We are regularly testing, introducing and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

History of the Business

We were founded in 2013 by our Chief Executive Officer, Neal Harmon, along with his brothers Daniel, Jeffrey and Jordan, and their cousin, Benton Crane. We were originally called VidAngel but, we were renamed Angel Studios, Inc. in March 2021.

On October 18, 2017, we filed a voluntary petition for relief under the Bankruptcy Code in the Bankruptcy Court, case number 17-29073. On September 4, 2020, the Bankruptcy Court confirmed our Reorganization Plan, which became effective on September 30, 2020. On November 17, 2020, the Bankruptcy Court issued a final decree closing the Bankruptcy Case.

The following is a summary of certain provisions of the Reorganization Plan and related Disney Settlement Agreement, and is not intended to be a complete description of the Reorganization Plan. Complete versions of the Reorganization Plan and related Disney Settlement Agreement can be found in the section entitled “Exhibits” under Item 2.1 of our Form 1-U filed with the SEC on September 15, 2020, and are incorporated by reference into this joint proxy statement/prospectus.

Reorganization Plan

The Reorganization Plan contemplates that:

●	We will continue as a “going concern,” thereby ensuring the greatest return to creditors and stockholders by allowing us to reorganize through continuation of our business operations and satisfaction and discharge of our debts over time.
●	Holders of all allowed claims (other than administrative expense claims and priority tax claims) (“Claim Holders”) will be paid in full, from funds available and required to be distributed thereto (“Distribution Funds”), and equity holders of ASI shall retain their interests in us.
●	Neal Harmon and Jeffrey Harmon will remain in management positions with us and agreed to refrain from engaging in competitive activities in the business of self-selected viewing for a one-year period. Pursuant to the Disney Settlement Agreement and under the related Security Agreement, Neal Harmon and Jeffrey Harmon pledged all their equity in us as collateral. If we are found to have four instances of unauthorized use of copyrighted materials in a consecutive five-year period, any Studio may immediately commence an Enforcement Action against us, and both Neal Harmon and Jeffrey Harmon could lose all of their interests in us.
●	We agree not to directly or indirectly, or facilitate any third party, to descramble, decrypt or otherwise bypass a Copyrighted Work of the Studios or their respective affiliates, not to reproduce such a Copyrighted Work, not to stream, transmit or publicly perform such a Copyrighted Work and not to distribute such a Copyrighted Work.
●	We agree not to sue the Studios, and not to use resources to lobby to amend the Family Movie Act (17 U.S.C. § 110(11)) for a period of fourteen years following the Reorganization Plan Effective Date of the Reorganization Plan. We will voluntarily dismiss our appeal of the judgment and the injunction obtained by the Studios.
●	Subject to our compliance with terms and conditions of the Reorganization Plan and related Disney Settlement Agreement, we will pay the Studios $9.9 million over fourteen years, without interest, provided, however, that the unpaid balance of the Note minus the Settlement Amount will remain outstanding for fourteen years from the Reorganization Plan Effective Date. If, upon the expiration of fourteen years after the Reorganization Plan Effective Date, the Settlement Amount is timely paid and there is no breach or violation of the Disney Settlement Agreement that remains uncured after written notice is received and there have not been four instances of unpermitted conduct in violation of the Disney Settlement Agreement, subject to a Notice of Default, in a consecutive five-year period, then the Note shall be cancelled, and the original Note marked “Paid and Cancelled” shall be returned to us.
●	The equity holders of ASI shall retain their equity interests in ASI, provided however, that distributions to such equity holders shall not be made unless and until all payment obligations under the Reorganization Plan are made in full.

Our Product and/or Services

We currently operate by offering and producing our own original content, distributing original content, releasing licensed films or shows, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property and devising new methods to monetize existing intellectual property.

Original Content

We announced the “Angel Studios” concept in December 2016 and immediately began accepting submissions for digital distribution, applications to perform comedy routines for our Dry Bar Comedy series and applications from filmmakers interested in helping us produce original content.

We received thousands of inquiries and applications to partner on various projects. As of the date of this joint proxy statement/prospectus, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive theatrical and digital distribution.

We are guided by our “North Star” principle, which is to share stories with the world that amplify light. We seek to do this by aligning our interests with those of the filmmakers and the audience and utilizing the wisdom of crowds, via the Angel Guild, to help guide decisions on which films and TV shows get selected for distribution. Members of the Angel Guild are allowed to vote on filmmaker submissions and are asked for their feedback as to whether or not the film or TV show “amplifies light” (based on our definition above). If the film or TV show receives enough votes from the Angel Guild, we then seek to enter into distribution agreements with the filmmakers to assist them in raising capital to fund the production, or release, of their film or TV show, while also securing the rights necessary to license, market and distribute it (each, a “Distribution Agreement”), the terms of which are addressed below under “Distribution and License Agreements.” The percentage of votes required for a film or TV show to pass the Angel Guild varies based on a wide variety of different factors, and is subject to change as we continue to improve and revise the voting process, but generally requires at least 70% of the randomly sampled audience to indicate that the film or TV show amplifies light. We currently film, produce and distribute all specials for our Dry Bar Comedy series from our own studio and offices in Provo, Utah.

Distribution and License Agreements

As discussed above, we enter into various Distribution Agreements with filmmakers and production companies related to films or TV shows in different stages of production. Our Distribution Agreements differ from the industry norm in the fact that we do not take a distribution fee off the top. Payouts to filmmakers on these arrangements (“Royalties”) are based on net profit of the film or show. Net profit is generally determined to be all revenues recognized by us that are derived from the exploitation of the film or show, less (1) all verified out-of-pocket distribution costs and expenses incurred by us specific to the film or show and (2) all verifiable marketing-related costs incurred by us for or in connection with the marketing of the film or show. Marketing expenses are typically capped at 25% of revenue, unless otherwise agreed upon in advance between us and the filmmaker. The Royalties on net profits are split between the filmmaker and us, with two-thirds going to the filmmaker and their investors.

Our business does not currently generate revenue from distribution activities related to the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the series “The Chosen,” and any future audiovisual productions derivative thereof. On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement, seeking to terminate the Chosen Agreement. On May 28, 2024, the arbitrator in the arbitration proceedings issued an Interim Arbitration Award granting The Chosen’s breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. On September 25, 2024, the Final Arbitration Award was issued, which remained consistent with the Interim Arbitration Award and granted a portion of The Chosen’s costs and fees. We disagree with the arbitrator’s decision regarding the breach of contract claims and the termination of the Chosen Agreement and intend to seek appellate review of the Final Arbitration Award. For more information, see “Information About ASI—Legal Proceedings—The Chosen Arbitration.”

Theatrical Distribution

In March 2023, we launched our first motion picture theatrical release under our newly formed theatrical division, entitled “His Only Son.” The film was produced on a budget of approximately $250.0 thousand before being licensed by Angel Studios for global distribution. Upon release, the film grossed an estimated $12.0 million domestically and hit #3 in the box office on opening weekend according to TheNumbers.com.

In July 2023, we released our second film, “Sound of Freedom.” Sound of Freedom surpassed industry expectations, earning approximately $185.0 million in gross domestic box office sales. Sound of Freedom has subsequently been released in various international locations and has earned approximately $250.0 million in gross worldwide box office sales.

We enter into agreements with exhibitors (theater owners) whereby the exhibitor retains a portion of the “gross box office receipts,” which are the admissions fees and taxes paid at the box office. The balance is remitted to us, as the distributor.

Theatrical distribution typically involves significant risk and high upfront marketing costs, which can cause our financial results to vary from time to time. We incur significant marketing and advertising costs before and throughout a theatrical release in an effort to drive public awareness of the film and increase ticket sales. These costs are expensed as they are incurred, including in periods prior to the theatrical release of the film.

With our recent successes in theatrical distribution, we are continuing to see a large influx of filmmakers who are looking to work with us to release their films and/or TV shows into the market. We hope to leverage these opportunities to bring more shows to audiences around the world that amplify light.

Competition

We operate in a highly competitive environment and compete against much larger companies for rights to talent and intellectual property, as well as for the audience to whom we distribute our content.

Theatrical distribution is an extremely competitive and potentially lucrative market for us. We compete against much larger content providers and traditional movie studios with much bigger production and marketing budgets. Our success depends heavily on our ability to choose the right films and TV shows to license and release in theaters, as well as effectively and efficiently marketing that content to the intended audience.

Over-the-top (“OTT”) media services has been one of the fastest growing segments in the media and entertainment industry. The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against other digital content distribution platforms where customers can stream exclusive and non-exclusive content on demand.

A large portion of this competition comes from much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund, and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors (“MVPDs”), motion picture and television studios, streaming entertainment providers (including those that provide pirated content) and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for filmmakers to leverage the wisdom of the crowd in their creative process.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities.

Research and Development

During the fiscal years ended December 31, 2023, 2022 and 2021, we spent $14.0 million, $12.0 million, and $5.0 million, respectively, on research and development activities relating to our technology.

Human Capital Resources

As of June 30, 2024, we employed 258 persons full time and three persons part time. None of our employees are covered by a collective bargaining agreement. We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes. To further our long-term stability and financial success by attracting and retaining employees, directors and consultants, our Stock Incentive Plan provides for the grant to key personnel of options to purchase shares of ASI Class F Common Stock and other equity-based awards, and our Performance Equity Plan provides for the grant to key personnel of options to purchase shares of ASI Class C Common Stock and other equity-based awards subject to certain performance vesting criteria.

Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

Disney Litigation and the Preliminary Injunction

On December 12, 2016, the California Court in the matter of Disney Enterprises, Inc.; Lucasfilm Ltd., LLC; Twentieth Century Fox Film Corporation and Warner Bros. Entertainment, Inc., or Plaintiffs, v. VidAngel (the “Disney Litigation”), granted the Plaintiffs’ motion for preliminary injunction against us. On October 5, 2017, the California Court allowed the Plaintiffs to amend the original complaint to add three of their subsidiaries, MVL Film Finance LLC, New Line Productions, Inc., and Turner Entertainment Co., as additional Plaintiffs (collectively, the “Plaintiffs”), and identify additional motion pictures as having allegedly been infringed. The Plaintiffs claimed that we unlawfully decrypted and infringed 819 titles in total.

On March 6, 2019, the California Court granted the Plaintiffs’ motion for partial summary judgment as to liability. The order found that we were liable for infringing the copyrights, and violating the DMCA, with respect to certain motion pictures of the Plaintiffs’. Damages related to the respective copyright infringements, and DMCA violations, were decided by a jury trial in June 2019. The jury found that we willfully infringed the Plaintiffs’ copyrights and awarded statutory damages of $75.0 thousand for each of the 819 infringed titles, or $61.4 million. The jury also awarded statutory damages of $1.3 thousand for DMCA violations for each of the 819 infringed titles, or $1.0 million. The total award for both counts is $62.4 million. On September 23, 2019, a judgment consistent with the jury’s verdict was entered against us by the California Court. The Plaintiffs also plan to seek an award of costs and attorneys’ fees.

On August 26, 2020, we entered into the Disney Settlement Agreement with the Plaintiffs as part of our Reorganization Plan, effectively ending the litigation. See “Information About ASI—History of the Business—Reorganization Plan” for more information on the Disney Settlement Agreement and Reorganization Plan.

The Permanent Injunction

On September 5, 2019, the California Court issued a permanent injunction against us. The permanent injunction enjoins us, our officers, agents, servants, employees and attorneys, from: (1) circumventing technological measures protecting Plaintiffs’ Copyrighted Works on DVDs, Blu-rays, or any other medium; (2) copying Plaintiffs’ Copyrighted Works, including but not limited to copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing any of Plaintiffs’ Copyrighted Works over the internet, via web applications, via portable devices, via streaming devices, or by means of any other device or process; or (4) engaging in any other activity that violates, directly or indirectly, Plaintiffs’ anti-circumvention right, 17 U.S.C. § 1201(a), or that infringes by any means, directly or indirectly, any Plaintiffs’ exclusive rights in any Copyrighted Work under Section 106 of the Copyright Act, 17 U.S.C. §106.

We were required to cease and have ceased filtering and streaming all movies and television programs owned by the Plaintiffs.

The foregoing description of the permanent injunction is a summary and is qualified in its entirety by the California Court’s orders.

Chapter 11 Bankruptcy

On October 18, 2017, we filed a voluntary petition for relief under chapter 11, title 11 of the Bankruptcy Code in the Bankruptcy Court, case number 17-29073. On November 17, 2020, the Bankruptcy Court issued a final decree closing the Bankruptcy Case. See “Information About ASI—History of the Business—Reorganization Plan” for more information.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we (at such time, VidAngel) infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us, alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office (the “USPTO”), of several of ClearPlay’s patents. We were not party to or involved in the USPTO’s review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties’ rights to reassert any or all claims later. In July and August 2015, many of ClearPlay’s patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay’s other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO’s rulings, ClearPlay appealed some of the USPTO’s invalidity decisions to the United States Court of Appeals for the Federal Circuit. The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. Subsequently, Magistrate Judge Wells granted ClearPlay’s motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, ClearPlay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the trustee appointed in our Bankruptcy Case filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety. On October 21, 2020, the Bankruptcy Court issued an order converting the trustee’s objection to ClearPlay’s claim in the Bankruptcy case to an adversary proceeding. The case was transferred to the United States District Court for the Central District of Utah.

On April 20, 2021, the court lifted the stay as the final decision in the Disney Litigation had been determined and we were no longer in bankruptcy. VidAngel Entertainment assumed responsibility for defense of the ClearPlay litigation, and any settlement discussions thereto, as part of the asset purchase agreement, dated March 1, 2021, by and between ASI, Skip TV Holdings, LLC and VidAngel Entertainment, LLC (the “VidAngel Asset Purchase Agreement”). On November 4, 2021, we informed the court that we sold VidAngel and VidAngel Entertainment is the successor. On January 14, 2022, ClearPlay filed a response stating ASI and VidAngel Entertainment is liable for past infringement as they are the successor to VidAngel.

On December 20, 2021, we served non-infringement and invalidity contentions concerning the patents asserted in this case. On January 7, 2022, ClearPlay filed a motion seeking to add additional causes of action under the DMCA and Utah state law for alleged tortious interference, which we opposed on February 4, 2022. On June 23, 2022, the Court granted leave for ClearPlay to amend its complaint to add these claims but deferred to a later stage of the proceedings any ruling on the futility of the claims. On December 8, 2023, the Court held a Markman hearing to construe the scope and meaning of certain disputed claim terms in the asserted patents. At the conclusion of the hearing, the court took the matter under submission.

On August 30, 2024 we entered into a settlement agreement with ClearPlay pursuant to which, among other things, we agreed to pay ClearPlay a royalty of $1.8 million, which is to be paid in thirty-six monthly installments of $50.0 thousand per month. These payments will be made by VidAngel Entertainment, LLC, pursuant to the VidAngel Asset Purchase Agreement, in exchange for certain licensing rights, a covenant not to sue in the future and dismissal of the litigation with prejudice.

The Chosen Arbitration

Historically, our business generated a significant portion of our total revenue from distribution activities related to the Chosen Agreement. The Chosen Agreement outlines the current contractual arrangement between the parties pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the series “The Chosen,” and any future audiovisual productions derivative thereof. Revenue from distribution activities related to the Chosen Agreement does not currently account for any percentage of our revenue.

On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement, seeking to terminate the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the television series “The Chosen,” and any future audiovisual productions derivatives thereof. On May 28, 2024, the arbitrator in the arbitration proceedings issued an Interim Arbitration Award granting The Chosen’s breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. The Interim Arbitration Award granted The Chosen monetary damages in the amount of $30.0 thousand, plus costs and potential recovery of an allocable portion of its attorney fees. The Interim Arbitration Award denied in full The Chosen’s claims for the remedies of disgorgement of profits and corrective advertising. On September 25, 2024, the Final Arbitration Award was issued, which remained consistent with the Interim Arbitration Award and granted a portion of The Chosen’s costs and fees. We disagree with the arbitrator’s decision regarding the breach of contract claims and the termination of the Chosen Agreement and intend to seek appellate review of the Final Arbitration Award in the arbitration proceedings, as permitted under the arbitration provision of the Chosen Agreement. Unless and until a favorable outcome of such appellate review is determined, we will fully comply with the Final Arbitration Award, including with respect to the termination of the Chosen Agreement effective as of May 28, 2024.

Other

Our principal executive offices are located at 295 W Center Street, Provo, UT 84601 and our telephone number is (760) 933-8437. Our corporate website address is www.angel.com. While our primary business operations are conducted and overseen from our principal executive offices in the state of Utah, we have employees and independent contractors in multiple states across the country, and in select countries around the world, and our merchandise is sold from our online store to every state in the United States.

ASI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this subsection to “we,” “us,” or “our” refer to the business of ASI.

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this joint proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of various factors, both within and outside of our control, including those set forth under the section entitled “Risk Factors” or in other parts of this joint proxy statement/prospectus.

Overview

“We were founded in 2013 by our Chief Executive Officer, Neal Harmon, along with his brothers Daniel, Jeffrey and Jordan, and their cousin, Benton Crane.” We are a values-based distribution company for stories that amplify light to mainstream audiences. As of November 4, 2024, through the Angel Guild, over 450,000 members from more than 150 different countries help decide what film and television projects ASI will market and distribute. With over 124,000 individual investments, more than 93,000 Angel Investors have invested over $103.0 million in ASI or projects distributed by ASI as of September 11, 2024. ASI believes, based on current growth trajectories, that the Angel Guild will reach 1 million members in 2025.

Defining & Determining Light

To determine whether or not a film or television show should be released, we screen a short promotional version, or if available a full-length feature or episode, to a sample of members of the Angel Guild who vote on whether the project “amplifies light.” We define “light” as anything that is true, honest, noble, just, authentic, lovely, admirable, and excellent.

The Angel Guild

The Angel Guild is a community of interested individuals who have invested in our previous films or television shows, and individuals who pay a monthly or annual fee to us to be a member of the Angel Guild. Upon watching a “Torch,” which is a concept video preview, Angel Guild members are asked for their feedback as to whether or not the Torch “amplifies light,” and their feedback is used to determine whether we will move forward with production and/or distribution of the film or television show.

We primarily generate revenue from the following sources:

●	Angel Guild revenue comes from monthly or annual membership fees. Currently there are two possible tiers for membership, Basic and Premium. Both memberships allow voting for every ASI release, give early access for streaming, and help fund our original films, increasing new content releases. The primary difference between the two memberships is that Premium includes two complimentary tickets to every ASI theatrical release and a discount for all merchandise.
●	Theatrical Distribution revenue comes from releasing our original films with our exhibitor partners. Every time a moviegoer purchases a ticket from the partner theaters, we receive a percentage of the box office revenue. For most international theaters, the percentage of box office revenue is first paid to a distributor who then pays us.
●	Content Licensing revenue comes from licensing our films and television shows to other distributors such as Amazon, Apple, and Netflix. Our future plans include licensing the rights to our films and television shows for other experiences such as derivative shows, video games, theme parks and Broadway-style plays.
●	Merchandise revenue is generated from sales of merchandise related to our films and series, as well as physical DVD sales. We also offer a direct online store for ASI themed products and wholesale products to retail partners.

Bitcoin Treasury Strategy: Seeking to Empower the Angel Guild for Generations

As of October 15, 2024, we held an aggregate of approximately 300 bitcoins. We plan to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to our core film and television production and distribution business. The continued implementation of this bitcoin reserve is intended to support our mission-driven approach. Our bitcoin treasury is a for-profit “endowment for the arts” based on the bitcoin standard that seeks to build a financial foundation to fund the world’s best filmmakers to produce stories that amplify light for generations to come. On September 30, 2024, ASI entered into a stock purchase agreement with Off the Chain, a leading bitcoin asset management firm, pursuant to which Off the Chain purchased an aggregate of 330,687 shares of ASI Class C Common Stock, at a price of $30.24 per share, for an aggregate purchase price of $10.0 million, payable in bitcoin. The sale closed on October 10, 2024. The issuance of the ASI Class C Common Stock was made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Off the Chain is an “accredited investor” as defined in Regulation D, and the sale of the ASI Class C Common Stock was made without general solicitation or advertising. No commissions were paid in connection with the sale of such securities.

Regulation A Offering

On September 10, 2024, we sold an aggregate of 661,375 shares of ASI Class C Common Stock, pursuant to the ASI Reg A Offering. The ASI Reg A Offering was conducted pursuant to the ASI Reg A Offering Statement. The price of the ASI Class C Common Stock was $30.24 per share, for gross proceeds of approximately $20.0 million. No selling commissions were paid in connection with the sale of these shares of ASI Class C Common Stock. Certain members of the Sponsor, SAC directors and officers and certain ASI executive officers and directors participated in the ASI Reg A Offering.

Other Events

On August 13, 2024, Mr. Stephen Oskoui tendered his resignation as a member of our board of directors effective as of August 13, 2024. Mr. Oskoui had served as one of our independent directors since January 2022.

On October 3, 2024, Mr. Dalton Wright tendered his resignation as a member of our board of directors effective as of October 3, 2024. Mr. Wright had served as one of our independent directors since 2014. Mr. Wright was a member of our compensation committee, but was not the representative director of any particular class of ASI Common Stock.

Neither Mr. Oskoui nor Mr. Wright indicated to our board of directors that their decision to resign arose from any disagreement on any matter related to our operations, policies, or practices. Our board of directors may fill the vacancies resulting from Mr. Oskoui's and Mr. Wright's resignations by an affirmative vote of a majority of the remaining directors. Our board of directors has not yet selected replacement directors to fill either vacancy.

Financial Operations Overview

Revenues

Historically, we have primarily generated revenue from the Angel Guild, theatrical distribution, content licensing and merchandise. See “—The Angel Guild” for more information.

Cost of Revenue

Cost of revenues represents the direct costs incurred by us in generating our revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Components of cost of revenues include licensing royalty expense, hosting, merchandise costs, credit card fees, freight and shipping costs and costs of services provided.

Operating Expenses

Selling and Marketing: Sales and marketing expenses include the promotion of the Angel Guild and increasing memberships, as well as current and future theatrical releases. As we continue to bring on additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to continue to rise.

Research and Development: Research and development expenses consist of the addition of personnel necessary to continue our focus on improving existing products, optimizing existing services and developing new technology to better meet the needs of our customers and partners.

General and Administrative: General and administrative expense consists of the increased support staff necessary to manage the continued and expected growth of the business, including payroll and related expenses for executive, finance, content acquisition and administrative personnel, as well as recruiting, professional fees and other general corporate expenses.

Results of Operations

The following represents our performance highlights for the three months ended June 30, 2024, as compared to the three months ended June 30, 2023:

	For the Three Months Ended
	June 30,		Change
	2024	2023	2024 vs. 2023
Revenues	$16,506,426	$19,579,708	$(3,073,282)	(16)%
Cost of revenues	9,580,358	8,757,626	822,732	9%
Selling and marketing	16,535,366	16,277,624	257,742	2%
General and administrative	4,670,798	3,405,638	1,265,160	37%
Research and development	3,668,698	3,208,584	460,114	14%
Legal expense	5,280,402	370,174	4,910,228	1,326%
Net gain on digital assets	(732,410)	—	(732,410)	100%
Operating loss	(22,496,786)	(12,439,938)	(10,056,848)	81%
Interest expense	(945,279)	(217,590)	(727,689)	334%
Interest income	936,241	328,477	607,764	185%
Net loss	$(22,505,824)	$(12,329,051)	$(10,176,773)	83%

Revenues

During the three months ended June 30, 2024, the decrease in revenues was due to several factors, including: (1) Pay it Forward revenue decreased by $8.1 million as a result of season 3 of “The Chosen” being released on our platform during the second quarter of 2023 with no similar releases occurring during the second quarter of 2024, as well as our focus transitioning away from Pay it Forward and focusing more on the Angel Guild; and (2) digital and physical media sales decreased by $2.7 million as sales have not been as strong during 2024 compared to 2023. Both of these decreases were substantially offset by an increase in Angel Guild revenue of $7.5 million.

Operating Expenses

Our cost of revenues increased during the second quarter of 2024 as a result of increased licensing and royalty costs. Sales and marketing expenses remained relatively flat as we continued to heavily promote the Angel Guild and increasing memberships, as well as current and future theatrical releases. As we continue to bring on additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to continue to rise.

Higher general and administrative costs were related to the increased support staff necessary to manage the continued and expected growth of the business, while higher research and development costs were due to the addition of personnel necessary to continue our focus on improving existing products, optimizing existing services and developing new technology to better meet the needs of our customers and partners.

The increase in legal expenses was primarily a result of legal costs associated with The Chosen arbitration and estimated liabilities as a result of the outcome of the arbitration.

The increase in interest expense is related to a higher amount of print and advertising promissory notes outstanding during the three months ended June 30, 2024, compared to the three months ended June 30, 2023.

The increase in interest income is the result of a more favorable rate environment for cash deposits, and from our cash reserves being moved to higher interest-bearing accounts during the three months ended June 30, 2024, compared to the three months ended June 30, 2023.

The following represents our performance for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023:

	For the Six Months Ended
	June 30,		Change
	2024	2023	2024 vs. 2023
Revenues	$45,364,632	$39,468,441	$5,896,191	15%
Cost of revenues	23,231,209	18,400,640	4,830,569	26%
Selling and marketing	38,291,678	21,915,396	16,376,282	75%
General and administrative	9,913,236	7,094,067	2,819,169	40%
Research and development	8,033,936	6,278,432	1,755,504	28%
Legal expense	8,709,589	464,043	8,245,546	1,777%
Net gain on digital assets	(732,410)	—	(732,410)	100%
Operating loss	(42,082,606)	(14,684,137)	(27,398,469)	187%
Interest expense	(1,517,070)	(335,188)	(1,181,882)	353%
Interest income	1,826,501	490,481	1,336,020	272%
Loss before income tax benefit	(41,773,175)	(14,528,844)	(27,244,331)	188%
Income tax benefit	(4,403,068)	—	(4,403,068)	100%
Net loss	$(37,370,107)	$(14,528,844)	$(22,841,263)	157%

Revenues

During the six months ended June 30, 2024, the increase in our revenues was due to several factors including: (1) our theatrical release revenues increased by $7.4 million as a result of two theatrical releases during this period in 2024 compared to just one theatrical release during this period in 2023; (2) our Angel Guild revenue increased by $12.2 million during the six months ended June 30, 2024, compared to the six months ended June 30, 2023, as the Angel Guild did not launch until the second quarter of 2023; (3) our content licensing revenue increased by $7.9 million during the six months ended June 30, 2024 compared to the six months ended June 30, 2023, mainly as a result of the performance obligations being completed during this period in 2024 for content licensing deals whereas no similar deals took place during this period in 2023; and (4) our TVOD and EST revenue increased by $800.0 thousand during the six months ended June 30, 2024 as a result of increased content being offered for sale or rental when compared to the six months ended June 30, 2023. This increase in revenues was offset by (1) a decrease in Pay it Forward revenue of $18.3 million, largely as a result of Season 3 of “The Chosen” being released on our platform during this period in 2023 and no similar releases occurring during this period in 2024 as well as our focus transitioning away from Pay it Forward and focusing more on the Angel Guild; and (2) digital and physical media sales decreased by $3.8 million as sales have not been as strong during 2024 compared to 2023.

Operating Expenses

Our cost of revenues increased during the second quarter of 2024 as the increased revenues resulted in higher distribution, licensing and royalty costs. The increase in sales and marketing expense was primarily due to the promotion of the Angel Guild and increasing memberships, as well as current and future theatrical releases. As we continue to bring on additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to continue to rise.

Higher general and administrative costs were related to the increased support staff necessary to manage the continued and expected growth of the business, while higher research and development costs were due to the addition of personnel necessary to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers and partners.

The increase in legal expenses was largely a result of legal costs associated with The Chosen arbitration and estimated liabilities as a result of the outcome of the arbitration.

The increase in interest expense is related to a higher amount of print and advertising promissory notes outstanding during the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

The increase in interest income is the result of a more favorable rate environment for cash deposits, and from our cash reserves being moved to higher interest-bearing accounts during the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

We recognized an income tax benefit during the six months ended June 30, 2024, compared to no benefit during the six months ended June 30, 2023, as a result of releasing our income tax valuation allowance during the third quarter of 2023.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

	As of		Change
	June 30,	December 31,
	2024	2023	2024 vs. 2023
Cash and cash equivalents	$4,386,163	$25,201,425	$(20,815,262)	(83)%
Accrued settlement costs	4,502,047	4,625,854	(123,807)	(3)%
Notes payable	3,542,680	4,160,277	(617,597)	(15)%

Cash and cash equivalents decreased $20.8 million in the six months ended June 30, 2024, primarily due to cash used in operating activities of $29.5 million offset by the net proceeds of issuance of common stock of $8.2 million.

To date, we have funded a significant portion of our operations through private and public offerings of common stock and sale of promissory notes. As of June 30, 2024, we had cash on hand of approximately $4.4 million. We have accrued settlement costs in the amount of $4.5 million, payable over 41 remaining equal quarterly installments of $177.0 thousand. The expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to these settlement costs as of June 30, 2024 was $267.0 thousand, and the long-term portion is $4.2 million. We also had notes payable for print and advertising promissory notes in the amount of $3.5 million with amounts due based on timing of certain cash proceeds. As we continue to grow, we expect to raise additional funds to cover any shortfall in operating needs. We project that our existing capital resources, including cash, accounts receivables, licensing receivables, and the ability to sell our digital assets if necessary, will be sufficient to meet our operating requirements for at least the next twelve months.

Going forward, we expect to use a portion of our cash, including cash generated from capital raising transactions, to acquire significantly more bitcoin. The bitcoin market historically has been characterized by significant volatility in its price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of instability in the bitcoin market, we may not be able to sell our bitcoins at reasonable prices or at all. As a result, our bitcoins are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. In addition, upon sale of our bitcoin, we may incur additional taxes related to any realized gains or we may incur capital losses as to which the tax deduction may be limited.

The condensed consolidated financial statements have been prepared assuming we continue to operate as a going concern for one year from the date of issuance of these financial statements. For the six months ended June 30, 2024, we incurred a net loss of approximately $37.0 million and used cash in operating activities of approximately $29.5 million. We had an accumulated deficit of approximately $47.4 million as of June 30, 2024. A significant portion of the net loss for the six months ended June 30, 2024, was due to a one-time contractual commitment for marketing spend on a theatrical release and increased marketing expenses to grow Angel Guild memberships. Management does not anticipate the same level of marketing spend as a percentage of revenue for future theatrical releases. The distribution agreement with The Chosen, which has generated significant past revenues, was canceled during the quarter ended June 30, 2024. We could also be required to make payments as a result of unfavorable outcomes of arbitration. Management anticipates that we will continue to incur operating losses and use cash in operating activities for the rest of 2024 and into 2025.

Management is working to increase revenues through the growth of Angel Guild memberships, our pipeline of theatrical releases in the second half of 2024 and in 2025, and additional streaming agreements. We held bitcoin assets valued at approximately $9.9 million as of June 30, 2024, and expect to acquire significantly more bitcoin in both the short and long-term future. We finance print and advertising marketing activities for theatrical releases through the sale of promissory notes to individual and institutional investors. Additionally, we have raised capital through the sale of common stock, generating approximately $7.5 million during the year ended December 31, 2023 and approximately $8.3 million during the six months ended June 30, 2024. Management believes it will be able to fund operating capital shortfalls for the next year through the issuance of debt and common stock. While there is no assurance of success, management remains committed to its plans to grow revenues and manage expenses. If these efforts are not successful, or if securing debt and selling common stock on acceptable terms proves challenging, we would need to significantly reduce operations, which could materially and adversely affect our financial condition and/or our ability to continue as a going concern.

Discussion of Operating, Investing, Financing Cash Flows

Operating Activities. Cash flows used in operating activities for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, were as follows:

	For the Six Months Ended
	June 30,
	2024	2023	Net Change
Net cash and cash equivalents used in operating activities	$(29,479,037)	$(10,000,363)	$(19,478,674)

Cash used in operating activities for the six months ended June 30, 2024 was $29.5 million compared to cash used in operating activities of $10.0 million for the six months ended June 30, 2023. The decrease in cash provided by operating activities during 2024 is due largely to the net loss generated during this period, an increase in licensing receivables of $5.9 million due to increased licensing revenues, an increase in accrued licensing royalties of $3.9 million as a result of increased revenues from theatrical releases, and a change in deferred income taxes of $4.4 million.

Investing Activities. Cash flows provided by investing activities for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, were as follows:

	For the Six Months Ended June 30,
	2024	2023	Net Change
Purchases of property and equipment	$(244,581)	$(39,356)	$(205,225)
Issuance of note receivable	(1,352,311)	(1,667,213)	314,902
Collections of note receivable	1,688,769	2,750,116	(1,061,347)
Purchase of digital assets	(48,515)	(31,778)	(16,737)
Sale of digital assets	964,178	—	964,178
Investments in affiliates	39,458	(417,863)	457,321
Net cash and cash equivalents provided by investing activities	$1,046,998	$593,906	$453,092

Cash provided by investing activities for the six months ended June 30, 2024 was $1.0 million compared to cash provided by investing activities of $594.0 thousand for the six months ended June 30, 2023. Both periods saw moderate activity in issuing and collecting repayments on notes receivable, with more collections during 2023 being the result of several of our filmmakers paying us back for our crowdfunding services during each period (see “Notes Receivable” under Notes to the Condensed Consolidated Financial Statements of ASI). We also sold some of our digital assets, which resulted in a gain of $734.0 thousand during the 2024 period.

Financing Activities. Cash flows provided by financing activities for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, were as follows:

	For the Six Months Ended June 30,
	2024	2023	Net Change
Repayment of notes payable	$(15,784,423)	$(2,000,000)	$(13,784,423)
Receipt of notes payable	15,043,019	10,406,204	4,636,815
Repayment of accrued settlement costs	—	(112,163)	112,163
Exercise of stock options	224,167	15,675	208,492
Issuance of common stock	8,249,971	7,500,000	749,971
Repurchase of common stock	(113,894)	—	(113,894)
Debt financing fees	—	(293,443)	293,443
Net cash and cash equivalents provided by financing activities	$7,618,840	$15,516,273	$(7,897,433)

Cash provided by financing activities for the six months ended June 30, 2024 were $7.6 million compared to cash provided by financing activities of $15.5 million for the six months ended June 30, 2023. During the 2024 period, we raised $8.2 million from the sale of common stock and $15.0 million for print and advertising related activities and repaid $15.8 million for print and advertising related activities during the same period. During the 2023 period, we raised $7.5 million from the sale of common stock and $10.4 million for print and advertising related activities and repaid $2.0 million for print and advertising related activities during the same period.

Trends and Key Factors Affecting Our Performance

Our business does not currently generate revenue from distribution activities related to the Chosen Agreement. Revenue from distribution activities related to the Chosen Agreement has accounted for 12% and 22% of our total revenue for the six months ended June 30, 2024 and year ended December 31, 2023, respectively.

On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement, seeking to terminate the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the television series “The Chosen,” and any future audiovisual productions derivatives thereof. On May 28, 2024, the arbitrator in the arbitration proceedings issued an Interim Arbitration Award granting The Chosen’s breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. The Interim Arbitration Award granted The Chosen monetary damages in the amount of $30.0 thousand, plus costs and potential recovery of an allocable portion of its attorney fees. The Interim Arbitration Award denied in full The Chosen’s claims for the remedies of disgorgement of profits and corrective advertising. On September 25, 2024, the Final Arbitration Award was issued, which remained consistent with the Interim Arbitration Award and granted a portion of The Chosen’s costs and fees. We disagree with the arbitrator’s decision regarding the breach of contract claims and the termination of the Chosen Agreement and intend to seek appellate review of the Final Arbitration Award in the arbitration proceedings, as permitted under the arbitration provision of the Chosen Agreement. Unless and until a favorable outcome of such appellate review is determined, we will fully comply with the Final Arbitration Award, including with respect to the termination of the Chosen Agreement effective as of May 28, 2024.

We have worked with other filmmakers that have generated a substantial amount of revenue for us. We are continuing to work with these and several other filmmakers on new and exciting films and TV shows. However, there is no guarantee that we will be able to earn as much revenue from these new films and TV shows as we have from some of our more successful films and TV shows, including “The Chosen.” If we are unable to successfully monetize other projects, this could have a material adverse impact on our business, results of operations and financial condition.

Furthermore, our ability to monetize the content we distribute is heavily reliant on factors currently outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, it may have a material adverse impact on our business, results of operations, and financial condition.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Long-lived Assets

Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight-line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever our management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The original estimate of an asset’s useful life and the impact of an event or circumstance on either an asset’s useful life or carrying value involve significant judgment regarding estimates of the future cash flows associated with each asset.

Income Taxes

We account for income taxes under the liability method, whereby deferred tax asset or liability account balances are determined based on the difference between the financial statement and the tax bases of assets and liabilities using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets when we expect the amount of tax benefit to be realized is less than the carrying value of the deferred tax asset.

Accounting for income taxes involves uncertainty and judgment on how to interpret and apply tax laws and regulations within our annual tax filings. Such uncertainties from time to time may result in a tax position that may be challenged and overturned by a tax authority in the future which could result in additional tax liability, interest charges and possibly penalties.

Stock-Based Compensation

We account for stock-based compensation by measuring and recognizing as compensation expense the fair value of all share-based payment awards made to employees based on estimated grant date fair values. The determination of fair value involves a number of significant estimates. We use the Black Scholes option pricing model or the Monte Carlo pricing model to estimate the value of employee stock options which requires a number of assumptions to determine the model inputs. These include the expected volatility of our stock and employee exercise behavior which are based on historical data as well as expectations of future developments over the term of the option. As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Management’s estimate of forfeitures is based on historical experience but actual forfeitures could differ materially as a result of voluntary employee actions and involuntary actions which would result in significant change in our stock-based compensation expense amounts in the future. The fair value of the common stock underlying the employee stock options is estimated using third party valuations, including market, income, and cost valuation approaches.

Other Estimates

See “Note 1” to the accompanying condensed consolidated financial statements of ASI included herein for further discussion.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE BUSINESS COMBINATION

Directors and Executive Officers

The following table sets forth certain information concerning the individuals who are anticipated, as of the date of this joint proxy statement/prospectus, to be the directors and executive officers of the Combined Company following the Closing:

Directors

Name	Position	Age
Neal Harmon*	Chief Executive Officer	46
Katie Liljenquist	Director, Chairman of the Board	47
Paul Ahlstrom	Director	61
Jennifer Nuckles	Director	50
Jared Stone	Director	53

Executive Officers

Name	Position	Age
Neal Harmon*	Chief Executive Officer	46
Jeffrey Harmon*	Chief Content Officer	41
Jordan Harmon*	President	33
Elizabeth Ellis	Chief Operating Officer	47
Patrick Reilly	Chief Financial Officer, Treasurer and Secretary	43

*  Neal Harmon, Jeffrey Harmon and Jordan Harmon are brothers.

Biographical Information

Biographical information regarding the expected directors and executive officers of the Combined Company is set forth below.

Directors

Neal Harmon, Chief Executive Officer. Mr. Neal Harmon has served as Chief Executive Officer and Chairman of the board of directors of ASI since he helped co-found ASI in 2013. Since 2013, he has also been a member of Harmon Ventures, ASI’s largest stockholder and a managing member of Harmon Brothers, LLC (“HB LLC”), a marketing agency he co-founded with his brother Jeffrey in 2013, which has created viral videos for its clients including Squatty Potty, Poo-Pourri and Purple Mattress. Prior to ASI, Mr. Neal Harmon worked for Orabrush, Inc. (“Orabrush”) from August 2009 to August 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board of directors. Since 2005, Mr. Neal Harmon has also worked for the Neal S Harmon Company, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Mr. Neal Harmon received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Katie Liljenquist, Director and Chairman of the Board. Dr. Liljenquist has served on the board of directors of ASI since July 2022. Dr. Liljenquist has been on the faculty of the David Eccles School of Business at the University of Utah since July 2016. She teaches negotiations, decision-making, and leadership courses to executives across many industries. From September 2007 to December 2015, she was an Assistant Professor in the Organizational Leadership and Strategy Department at the Marriott School of Management at Brigham Young University where she was voted teacher of the year three times by its graduating MBA students. Prior to joining Brigham Young University, Dr. Liljenquist was an award-winning professor of Negotiations at the Kellogg School of Business at Northwestern University from June 2004 to December 2004. Her research focuses on the psychology behind decision-making in the domains of ethics, power, and influence. Her work has been published in the premier scientific journal, Science, and she has written multiple articles featured in Harvard’s Negotiation newsletter. Dr. Liljenquist holds a B.S. with Honors in Psychology from Arizona State University and earned both a M.S. in Management and Organizations and, as a National Science Foundation fellow, her Ph.D. from the Kellogg School of Business at Northwestern University.

Paul Ahlstrom, Director. Mr. Ahlstrom has served on the board of directors of ASI since February 2014. Mr. Ahlstrom is a seasoned entrepreneur and venture capitalist with over 30 years of operating and investment experience and has co-founded multiple investment funds, including Alta Ventures, vSpring Capital and Alta Growth Capital and supported other funds efforts including Krealo and Northgate Mexico. Throughout his career he has helped raise and was instrumental in deploying over approximately $1.4 billion to more than 150 startups across the United States and Latin America. He currently serves on the investment committees of Alta Ventures in Mexico (since 2009) and the Peruvian corporate venture fund Krealo (since 2018). His current fund portfolio includes companies like Technisys (acquired by SoFi, NASDAQ: SOFI in March 2022), MURAL, Clip and ASI. Early notable fund investments include Ancestry.com, Altiris and Control4, prior to their public offerings. Mr. Ahlstrom co-authored Nail It Then Scale It, a highly regarded resource for scaling startups. He currently serves on the boards of IsoTalent (since 2019) and Meridian Therapeutics (since 2019). Along with his wife Jenny, he co-founded the HealthTree Foundation in 2013, which supports cancer patients worldwide. Mr. Ahlstrom holds a B.A. in Communications from Brigham Young University and an honorary doctorate from Netanya Academic College.

Jennifer Nuckles, Director. Ms. Nuckles has served as a member of SAC’s board of directors since January 2022. She currently serves as Chief Executive Officer and Chairperson of the board of directors of R-Zero, a smart buildings technology company. Prior to joining R-Zero, Ms. Nuckles was an Executive Vice President and the Group Business Unit Leader - Enterprise, Content, and Insights at SoFi Technologies, Inc. (NASDAQ: SOFI) (“SoFi”), a digital personal finance company, from March 2020 to September 2022, and Business Unit Leader - Marketplace, Enterprise, Partnerships and Content at SoFi from June 2019 to March 2020. Prior to joining SoFi, she was the Chief Marketing Officer of several consumer technology companies, including Doctor on Demand (2016 to 2019) and Zynga (NASDAQ: ZNGA) (2014 to 2016). Ms. Nuckles spent almost a decade in leadership positions at The Clorox Company, running well-known household-name brands. She began her career in consulting covering consumer and media at Arthur Andersen. Ms. Nuckles holds an MBA from Harvard Business School and a B.A. from the University of California. She is a Certified Public Accountant.

Jared Stone, Director. Mr. Stone has served as Chairman of SAC’s board of directors since May 2021. He is an investor in private and public companies with over 27 years of experience leading investments on behalf of institutional and family investors. From 2001 to 2015, he was a co-founder, managing director and member of the investment committee of Northgate Capital, a global private equity investment firm, where he and his partners raised and invested approximately $4.5 billion in private equity capital. Prior to graduate school, Mr. Stone began his career at McKinsey & Company and then worked at Onex Corporation, Greenwich Street Capital Partners and Bain Capital. He holds a B.A. in Honors Economics from Brigham Young University, an MBA from Harvard Business School and a J.D. from Yale Law School.

Executive Officers

Neal Harmon, Chief Executive Officer. The background and experience of Mr. Neal Harmon is set forth above.

Jeffrey Harmon, Chief Content Officer. Mr. Jeffrey Harmon co-founded ASI in 2013 and has been ASI’s Chief Content Officer since January 2021. Since 2013, he has been a member of Harmon Ventures, ASI’s largest stockholder and a managing member of HB LLC, a marketing agency he co-founded with his brother Neal in 2013. From August 2010 to August 2013, Mr. Jeffrey Harmon served as Chief Marketing Officer for Orabrush, a company he co-founded in 2009. He previously served as Orabrush’s Chief Executive Officer from October 2009 to August 2010. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration. He also attended Fundação Getulio Vargas in São Paulo in 2008, where he studied international business.

Jordan Harmon, President. Mr. Jordan Harmon co-founded ASI in 2013 and has been ASI’s President since June 2022. Mr. Jordan Harmon previously served as ASI’s Head of Growth and Originals from June 2021 to July 2022 and he was also a fractional Chief Marketing Officer consultant at HB LLC, a marketing agency co-founded by his brothers Neal and Jeffrey in 2013, from October 2020 to July 2022. From September 2017 to January 2021, Mr. Jordan Harmon served as co-founder and Head of Marketing at Cove, a home security company. At Cove, he was directly responsible for the marketing initiatives that helped Cove grow into a $100.0 million business in four years. Mr. Jordan Harmon earned a B.S. in Web Development and Design from Brigham Young University–Idaho.

Elizabeth Ellis, Chief of Operations. Ms. Ellis has been ASI’s Chief of Operations since May 2015. Her duties include overseeing all operating, distribution, domestic and international operations, public relations and human resources. Prior to joining ASI, Ms. Ellis was the Director of Human Relations and Office Manager at Orabrush from September 2009 to May 2015, where she oversaw personnel and was responsible for various operational tasks. She is an ICF Professional Certified Coach and a Gallup-Certified Strengths Coach. Ms. Ellis holds an International Relations B.S. from Brigham Young University

Patrick Reilly, Chief Financial Officer, Treasurer and Secretary. Mr. Reilly has been ASI’s Chief Financial Officer since December 2018 and its Secretary since January 2022. Mr. Reilly oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. He previously served as ASI’s Director of Finance from February 2016 up until his appointment as the Chief Financial Officer in December 2018, after he provided consulting services to ASI beginning in March 2014. Mr. Reilly is a seasoned veteran of tech startups. Prior to joining ASI, he served as the Financial Controller at Moki Mobility, Inc., a computer software company, from June 2013 to February 2016, where he was responsible for all finance and accounting duties. From January 2009 to July 2013, Mr. Reilly was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company. Mr. Reilly graduated from the University of Utah with his MBA in 2020 and he holds a B.S. in Business Administration from Utah Valley University.

Classified Board of Directors

In accordance with the terms of the Proposed Charter, the board of directors of the Combined Company will consist of five members upon the closing of the Business Combination and will be divided into three classes. At each annual general meeting of stockholders after the Closing, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors will be divided among the three classes as follows:

●	the Class I directors will be Jennifer Nuckles and Jared Stone, and their terms will expire at the first annual meeting of stockholders of the Combined Company following the Closing;
●	the Class II directors will be Paul Ahlstrom and Katie Liljenquist, and their terms will expire at the second annual meeting of stockholders of the Combined Company following the Closing; and
●	the Class III director will be Neal Harmon, and his term will expire at the third annual meeting of stockholders of the Combined Company following the Closing.

It is expected that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Combined Company board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Independence

Based on information provided by each director concerning his or her background, employment and affiliations, upon the Closing, the Combined Company board of directors is expected to determine that each of the director nominees, other than Neal Harmon, will qualify as “independent directors” as defined under the applicable NYSE American listing rules and applicable SEC rules, and the board of directors of the Combined Company will consist of a majority of “independent directors” as defined under such rules. It is expected that the independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Combined Company Board

The Combined Company board of directors will have the authority to appoint committees to perform certain management and administration functions. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors of the Combined Company. Following the Closing of the Business Combination, the charters for each of these committees will be available on the website of the Combined Company at www.angel.com. Information contained on or accessible through the website is not a part of this joint proxy statement/prospectus, and the inclusion of such website address in this joint proxy statement/prospectus is an inactive textual reference only.

Audit Committee

The audit committee is expected to consist of Jennifer Nuckles, Paul Ahlstrom and Jared Stone. The Combined Company board of directors is expected to determine that each proposed member of its audit committee is independent under the applicable NYSE American listing rules and Rule 10A-3(b)(1) of the Exchange Act. Jennifer Nuckles is expected to be the chair of the audit committee. The Combined Company board of directors is expected to determine that Jennifer Nuckles is an “audit committee financial expert” within the meaning of SEC regulations. The Combined Company board of directors is also expected to determine that each member of the proposed audit committee has the requisite financial expertise required under the applicable requirements of the NYSE American. In arriving at this determination, the Combined Company board of directors will examine each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to assist the Combined Company’s board of directors with oversight of (1) the integrity of the Combined Company’s financial statements; (2) the Combined Company’s compliance with legal and regulatory requirements; (3) the qualifications, engagement, compensation, independence and performance of the Combined Company’s independent registered auditor; (4) the Combined Company’s process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures; and (5) the performance of our internal audit function.

The Combined Company’s audit committee will operate under a written charter, which the Combined Company’s bord of directors will adopt in connection with the Closing of the Business Combination, that satisfies the applicable NYSE American listing rules.

Compensation Committee

The compensation committee is expected to consist of Paul Ahlstrom and Katie Liljenquist. Katie Liljenquist is expected to serve as the chair of the compensation committee. The Combined Company board of directors is expected to determine that each proposed member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Code. The Combined Company board of directors is expected to determine that each proposed member of the compensation committee is independent under the applicable NYSE American listing rules.

The primary purposes of the compensation committee are (1) to review and approve corporate goals and objectives relevant to the compensation of the Combined Company’s Chief Executive Officer; (2) to evaluate the performance of the Combined Company’s Chief Executive Officer in light of such goals and objectives; (3) to determine and approve the compensation of the Combined Company’s Chief Executive Officer; (4) to make recommendations to the Combined Company’s full board of directors with respect to incentive-based and equity-based compensation plans that are subject to the approval of Combined Company’s board of directors; and (5) to prepare the disclosure required by SEC rules.

The Combined Company’s compensation committee will operate under a written charter, which the Combined Company’s board of directors will adopt in connection with the Closing of the Business Combination, that satisfies the applicable NYSE American listing rules.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is expected to consist of Paul Ahlstrom and Katie Liljenquist. Paul Ahlstrom is expected to serve as the chair of the nominating and corporate governance committee. The Combined Company board of directors is expected to determine that each proposed member of the nominating and corporate governance committee is independent under applicable NYSE American listing rules. The primary purposes of the nominating and corporate governance committee are to review and make recommendations to the full board of directors of the Combined Company regarding the structure and composition of the board of directors of the Combined Company and its committees, including identifying qualified director nominees consistent with criteria approved by the board of directors of the Combined Company; to develop and recommend corporate governance guidelines to the full board of directors of the Combined Company; and to oversee the evaluation of the board of directors of the Combined Company, its committees and the Combined Company’s management team.

The Combined Company’s nominating and corporate governance committee will operate under a written charter, which the Combined Company’s board of directors will adopt in connection with the Closing of the Business Combination, that satisfies the applicable NYSE American listing rules.

Controlled Company Exception

Upon the consummation of the Business Combination, holders of Combined Company Class B Common Stock, including ASI’s Chief Executive Officer, Mr. Neal Harmon, together will hold a majority of the combined voting power of the Combined Company’s outstanding capital stock. As a result, the Combined Company will be a “controlled company” within the meaning of the NYSE American listing rules. Under NYSE American listing rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NYSE American rules regarding corporate governance, including the following:

●	the requirement that a majority of its board of directors consist of independent directors;
●	the requirement to maintain a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process.

As a “controlled company,” the Combined Company may elect to rely on some or all of these exemptions. However, the Combined Company does not currently intend to take advantage of any of these exemptions.

Code of Ethics

The Combined Company will adopt a Code of Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the closing of the Business Combination, the Code of Ethics will be available on the website of the Combined Company at www.angel.com. Information contained on or accessible through such website is not a part of this joint proxy statement/prospectus, and the inclusion of the website address in this joint proxy statement/prospectus is an inactive textual reference only. The Combined Company intends to disclose any amendments to the Code of Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever been an officer or employee of either SAC or ASI. None of the expected executive officers of the Combined Company serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of the directors or on either ASI or SAC compensation committee.

Limitation on Liability and Indemnification of Officer and Directors

The Proposed Charter provides that the Combined Company, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Combined Company shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Combined Company or, while a director or officer of the Combined Company, is or was serving at the request of the Combined Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), the Combined Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.

The Combined Company will also obtain a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Combined Company against its obligations to indemnify officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against the Combined Company’s directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit the Combined Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Combined Company pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

The Combined Company believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

All share counts in this section are shown on a pre-Business Combination basis.

The following discussion contains forward looking statements that are based on ASI’s current plans, considerations, expectations and determinations regarding the Combined Company’s future compensation programs. The actual amount and form of compensation and the compensation policies and practices that the Combined Company adopt in the future may differ materially and adversely from currently planned programs as summarized in this discussion.

As an emerging growth company, ASI has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to ASI’s named executive officers for the fiscal years ended December 31, 2023 and 2022 is detailed in the Summary Compensation Table and accompanying footnotes and narrative that follow. ASI’s named executive officers for the fiscal year ended December 31, 2023, all of which will be executive officers of the Combined Company, are:

●	Neal Harmon, Chief Executive Officer
●	Jordan Harmon, President
●	Patrick Reilly, Chief Financial Officer, Treasurer and Secretary

Executive Officer Compensation

Messrs. Neal and Jordan Harmon and Mr. Reilly receive compensation for acting in their capacities as ASI’s executive officers. ASI does not have employment agreements with its named executive officers, and there are no arrangements or plans pursuant to which ASI provides pension, retirement or similar benefits to ASI’s named executive officers. Following the Business Combination, the Combined Company intends to evaluate its compensation values and philosophy and compensation plans and arrangements as circumstances require.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by ASI’s named executive officers in ASI’s fiscal years ended December 31, 2023 and 2022.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Neal Harmon	2022	$181,154	—	—	$8,609(2)	—	—	$189,763
Chief Executive Officer	2023	$298,869	—	—	$7,085(2)	—	—	$305,954
Jordan Harmon	2022	$202,315	—	—	$69,279(3)	—	—	$271,594
President	2023	$245,481	—	—	$67,482(3)	—	—	$312,963
Patrick Reilly	2022	$293,669	—	—	$87,679(4)	—	—	$381,348
Chief Financial Officer, Treasurer and Secretary	2023	$307,538	—	—	$46,583(4)	—	—	$354,121
(1)	The amounts reported for these awards may not represent compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of option awards granted in the applicable year. In accordance with SEC disclosure requirements, the amounts for each such year include the full grant date fair value of such option awards. The grant date fair value is computed in accordance with FASB ASC Topic 718.
(2)	On March 16, 2021, Mr. Neal Harmon was granted stock incentive options exercisable for 13,158 shares of ASI Class A Common Stock with an option price of $3.42 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in equal monthly increments over one year from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On November 2, 2021, Mr. Neal Harmon was granted stock incentive options exercisable for 7,000 shares of ASI Class A Common Stock with an option price of $8.90 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On October 20, 2023, Mr. Neal Harmon was granted stock incentive options exercisable for 25,448 shares of ASI Class C Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Performance Incentive Plan. The options will vest in 10 tranches, equally divided, with each tranche becoming vested based on a series of increasing stock price milestones.

(3)	On August 3, 2021, Mr. Jordan Harmon was granted stock incentive options exercisable for 100,000 shares of ASI Class A Common Stock with an option price of $8.63 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On April 20, 2023, Mr. Jordan Harmon was granted stock incentive options exercisable for 253,880 shares of ASI Class F Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date.

On October 20, 2023, Mr. Jordan Harmon was granted stock incentive options exercisable for 22,924 shares of ASI Class C Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Performance Incentive Plan. The options will vest in 10 tranches, equally divided, with each tranche becoming vested based on a series of increasing stock price milestones.

(4)	On December 14, 2018, Mr. Reilly was granted stock incentive options exercisable for 20,000 shares of ASI Class A Common Stock with an option price of $0.32 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On March 16, 2021, Mr. Reilly was granted stock incentive options exercisable for 11,864 shares of ASI Class A Common Stock with an option price of $3.42 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments over a 12-month period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On September 3, 2021, Mr. Reilly was granted stock incentive options exercisable for 65,907 shares of ASI Class A Common Stock with an option price of $8.63 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On December 2, 2022, Mr. Reilly was granted stock incentive options exercisable for 9,800 shares of ASI Class A Common Stock with an option price of $11.95 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options were fully vested upon grant. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

On April 20, 2023, Mr. Reilly was granted stock incentive options exercisable for 47,736 shares of ASI Class F Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date.

On October 20, 2023, Mr. Reilly was granted stock incentive options exercisable for 16,259 shares of ASI Class C Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Performance Equity Plan. The options will vest in 10 tranches, equally divided, with each tranche becoming vested based on a series of increasing stock price milestones.

Principal Elements of Compensation

The compensation of ASI’s executive officers is comprised of (a) base salary; and (b) long-term equity incentives, consisting of stock options, granted under the Stock Incentive Plan, and any other equity plan that may be approved by the ASI board of directors from time to time. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for ASI’s executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Stock Incentive Plan

In an effort to further ASI’s long-term stability and financial success by attracting and retaining personnel, including employees, directors, and consultants, ASI adopted the 2014 Stock Incentive Plan (the “Prior Stock Incentive Plan”) in February 2014. The Prior Stock Incentive Plan was amended and restated in each of August 2016, July 2020, and February 2021. The Prior Stock Incentive Plan reserved a total of 5,775,000 shares of ASI Class A Common Stock for issuance thereunder, subject to the condition that the total number of shares issued thereunder shall not exceed 16.5% of the fully diluted outstanding. In October 2023, ASI adopted the 2023 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan reserves a total of 5,775,000 shares of ASI Class F Common Stock for issuance thereunder, with 3,692,995 shares reserved as either options outstanding or shares exercised from awards granted under the Prior Stock Incentive Plan, and further subject to the condition that the total number of shares issued thereunder shall not exceed 16.5% of the fully diluted outstanding shares of the ASI’s Common Stock. Should any of the awards granted under the Prior Stock Incentive Plan be returned thereto in accordance with the applicable terms, such shares would then become available for issuance under the Stock Incentive Plan, reducing the number of shares reserved under the Prior Stock Incentive Plan. As of September 11, 2024, options exercisable for 4,220,563 shares of ASI Class F Common Stock had been issued pursuant to the Prior Stock Incentive Plan, and options exercisable for 1,836,851 shares of ASI Class F Common Stock had been exercised. As of September 11, 2024, options exercisable for 444,387 shares of ASI Class F Common Stock had been issued pursuant to the Stock Incentive Plan, and no options exercisable for ASI Class F Common Stock had been exercised, with 772,502 shares of ASI Class F Common Stock remaining available for issuance thereunder. Through the use of stock incentives, the Stock Incentive Plan will stimulate the efforts of those persons upon whose judgment, interest and efforts ASI will largely depend on for the successful conduct of ASI’s business and further align those persons’ interests with the interests of ASI’s stockholders.

Performance Equity Plan

As an additional measure to further ASI’s long-term stability and financial success by attracting and retaining personnel, in October 2023, ASI adopted the 2023 Performance Equity Plan (the “Performance Equity Plan”) to make awards to certain of ASI’s employees, directors and consultants. Awards made under the Performance Equity Plan are subject to certain performance vesting criteria based on either (i) ASI’s stock price, as quoted on a publicly traded market or stock exchange, being equal to or greater than certain prices (each, a “Vesting Stock Price”) for a minimum of three consecutive months or (ii) ASI having at least two consecutive independent stock price valuations completed on ASI Common Stock (and approved by the ASI board of directors) that value ASI’s Common Stock at a price equal to or higher than the Vesting Stock Price applicable to the Award. The Performance Equity Plan reserves a total of 2,797,466 shares of ASI Class C Common Stock for issuance thereunder. As of September 11, 2024, options exercisable for 2,267,161 shares of ASI Class C Common Stock had been issued pursuant to the Performance Equity Plan, with 530,305 shares of ASI Class C Common Stock remaining available for issuance thereunder.

Each of the Stock Incentive Plan and the Performance Equity Plan is administered by the ASI board of directors. The ASI board of directors has the power and sole discretion to grant or award a stock incentive (each, an “Award”) thereunder, to any employee of, director of, or consultant to ASI (each, a “Participant”), who in the sole judgment of the ASI board of directors has contributed, or can be expected to contribute, to ASI’s profits or growth. The ASI board of directors also has the power and sole discretion to determine the size, terms, conditions and nature of each Award to achieve the objectives of such Award and of the Stock Incentive Plan or Performance Equity Plan (as applicable). This includes, without limitation, the ASI board of directors’ ability to determine: (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of securities to be covered by each Award, (iii) the fair market value of such securities, (iv) the time or times when an Award shall be granted, (v) whether an award shall become vested over a period of time, according to a performance-based or other vesting schedule or otherwise, and when it shall be fully vested, (vi) the terms and conditions under which restrictions imposed upon an Award shall lapse, (vii) whether a change of control exists, (viii) factors relevant to the satisfaction, termination or lapse of restrictions on certain Awards, (ix) when certain Awards may be exercised, (x) whether to approve a Participant’s election with respect to applicable withholding taxes, (xi) conditions relating to the length of time before disposition of securities received in connection with an Award is permitted, (xii) notice provisions relating to the sale of securities acquired under the Stock Incentive Plan or the Performance Equity Plan (as applicable) and (xiii) any additional requirements relating to Awards that the ASI board of directors deems appropriate.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by ASI’s named executive officers identified in the Summary Compensation Table as of December 31, 2023:

		Option Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date
Neal Harmon	6/6/2018(1)	35,555	—	—	$0.32	6/5/2028
	6/17/2019(2)	2,600	—	—	$0.32	6/16/2029
	3/24/2020(3)	3,500	—	—	$0.32	10/24/2027
	3/16/2021(4)	13,158	—	—	$3.42	3/15/2031
	11/2/2021(5)	3,782	3,218	—	$8.90	11/1/2031
	10/20/2023(6)	—	—	25,448	$14.18	10/19/2033

Jordan Harmon	8/3/2021(7)	63,972	36,028	—	$8.63	8/2/2031
	4/20/2023(8)	—	253,880	—	$14.18	4/19/2033
	10/20/2023(9)	—	—	22,924	$14.18	10/19/2033

Patrick Reilly	3/16/2021(10)	11,864	—	—	$3.42
	9/3/2021(11)	38,415	27,492	—	$8.63	9/2/2031
	12/2/2022(12)	9,800	—	—	$11.95	12/1/2032
	4/20/2023(13)	—	47,736	—	$14.18	4/19/2033
	10/20/2023(14)	—	—	16,259	$14.18	10/19/2033
(1)	On June 6, 2018, Mr. Neal Harmon was granted stock incentive options exercisable for 35,555 shares of ASI Class A Common Stock with an option price of $0.32 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in equal monthly increments over three months from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

(2)	On June 17, 2019, Mr. Neal Harmon was granted stock incentive options exercisable for 2,600 shares of ASI Class A Common Stock with an option price of $0.32 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vested immediately. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(3)	On March 24, 2020, Mr. Neal Harmon was granted stock incentive options exercisable for 3,500 shares of ASI Class A Common Stock with an option price of $0.32 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options were fully vested upon grant. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(4)	On March 16, 2021, Mr. Neal Harmon was granted stock incentive options exercisable for 13,158 shares of ASI Class A Common Stock with an option price of $3.42 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in equal monthly increments over one year from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(5)	On November 2, 2021, Mr. Neal Harmon was granted stock incentive options exercisable for 7,000 shares of ASI Class A Common Stock with an option price of $8.90 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(6)	On October 20, 2023, Mr. Neal Harmon was granted stock incentive options exercisable for 25,448 shares of ASI Class C Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Performance Equity Plan. The options will vest in 10 tranches, equally divided, with each tranche becoming vested based on a series of increasing stock price milestones.
(7)	On August 3, 2021, Mr. Jordan Harmon was granted stock incentive options exercisable for 100,000 shares of ASI Class A Common Stock with an option price of $8.63 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(8)	On April 20, 2023, Mr. Jordan Harmon was granted stock incentive options exercisable for 253,880 shares of ASI Class F Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date.
(9)	On October 20, 2023, Mr. Jordan Harmon was granted stock incentive options exercisable for 22,924 shares of ASI Class C Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Performance Equity Plan. The options will vest in 10 tranches, equally divided, with each tranche becoming vested based on a series of increasing stock price milestones.
(10)	On March 16, 2021, Mr. Reilly was granted stock incentive options exercisable for 11,864 shares of ASI Class A Common Stock with an option price of $3.42 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments over a 12-month period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.

(11)	On September 3, 2021, Mr. Reilly was granted stock incentive options exercisable for 65,907 shares of ASI Class A Common Stock with an option price of $8.63 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(12)	On December 2, 2022, Mr. Reilly was granted stock incentive options exercisable for 9,800 shares of ASI Class A Common Stock with an option price of $11.95 per share. The grant was made pursuant to the terms and conditions of the Prior Stock Incentive Plan. The options were fully vested upon grant. If the options are exercised, they will be converted to shares of ASI Class F Common Stock.
(13)	On April 20, 2023, Mr. Reilly was granted stock incentive options exercisable for 47,736 shares of ASI Class F Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Stock Incentive Plan. The options vest in substantially equal annual increments, with a one-year cliff, over a four-year period from the grant date.
(14)	On October 20, 2023, Mr. Reilly was granted stock incentive options exercisable for 16,259 shares of ASI Class C Common Stock with an option price of $14.18 per share. The grant was made pursuant to the terms and conditions of the Performance Equity Plan. The options will vest in 10 tranches, equally divided, with each tranche becoming vested based on a series of increasing stock price milestones.

Director Compensation

ASI reimburses directors for any expenses incurred while acting in their capacity as a director, however, directors receive no compensation for their service in such capacity.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of SAC Common Stock as of November 8, 2024 and (ii) the expected beneficial ownership of shares of the Combined Company Common Stock immediately following consummation of the Business Combination (assuming a No Redemption Scenario and assuming a Maximum Redemption Scenario as described below) by:

●	each person who is known to be the beneficial owner of more than 5% of any class of SAC Common Stock and is expected to be the beneficial owner of more than 5% of shares of the Combined Company Common Stock post-Business Combination;
●	each of SAC’s current executive officers and directors;
●	each person who will become an executive officer or director of the Combined Company post-Business Combination; and
●	all executive officers and directors of SAC as a group pre-Business Combination, and all executive officers and directors of the Combined Company as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of SAC Common Stock pre-Business Combination is based on 6,913,113 shares of SAC Common Stock issued and outstanding as of November 8, 2024, which includes an aggregate of 5,363,113 shares of SAC Class A Common Stock and an aggregate of 1,550,000 shares of SAC Class B Common Stock outstanding as of such date.

The expected beneficial ownership of shares of the Combined Company Common Stock post-Business Combination assumes two scenarios:

(i)	The No Redemption Scenario where no SAC public stockholders exercise their redemption rights in connection with the Business Combination;
(ii)	The Maximum Redemption Scenario where 373,247 of SAC’s outstanding SAC Public Shares are redeemed in connection with the Business Combination.

Based on the foregoing assumptions, it is estimated that there would be 159,063,113 shares of Combined Company Common Stock issued and outstanding immediately following the consummation of the Business Combination in the No Redemption Scenario, and 158,689,866 shares of Combined Company Common Stock issued and outstanding immediately following the consummation of the Business Combination in the Maximum Redemptions Scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the Combined Company and the columns under post-Business Combination in the table that follows could differ. In addition, the expected beneficial ownership of shares of Combined Company Common Stock assumes certain exchange ratios in the Business Combination. The final exchange ratios, which may be different from the assumed exchange ratios, will be determined at the Closing pursuant to the formula and terms set forth in the Merger Agreement.

Unless otherwise indicated, SAC believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination(1)					Post-Business Combination
						No Redemption Scenario(2)					Maximum Redemption Scenario(3)
						Shares of		Shares of			Shares of			Shares of
			Shares of			Combined	% of Combined	Combined	% of Combined	% of Combined	Combined		% of Combined	Combined	% of Combined	% of Combined
	Shares of	% of SAC	SAC Class B	% of SAC		Company	Company	Company Class	Company	Company	Company Class		Company	Company Class	Company	Company
	SAC Class A	Class A	Common	Class B	% of SAC	Class A	Class A	B Common	Class B	Common	A Common		Class A	B Common	Class B	Common
Name and Address of Beneficial Owner	Common Stock	Common Stock	Stock	Common Stock	Common Stock	Common Stock	Common Stock	Stock	Common Stock	Stock	Stock		Common Stock	Stock	Common Stock	Stock
Directors and Executive Officers
Jeb Spencer(4)	4,200,000	78.3%	50,004	3.2%	61.5%	4,250,004	4.9%	—	—	2.7%	4,250,004		4.9%	—	—	2.7%
Jared Stone(4)	4,200,000	78.3%	50,004	3.2%	61.5%	4,250,004	4.9%	—	—	2.7%	4,250,004		4.9%	—	—	2.7%
Sigmund Anderman*	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
Matthew Hansen*	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
Jennifer Nuckles*	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
Cathleen Schreiner Gates*	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
David Winfield*	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
All SAC directors and executive officers as a group (seven individuals)	4,200,000	78.3%	50,004	3.2%	61.5%	4,250,004	4.9%	—	—	2.7%	4,250,004		4.9%	—	—	2.7%
5% Holders of SAC Common Stock
Southport Acquisition Sponsor LLC(5)	4,200,000	78.3%	50,004	3.2%	61.5%	4,250,004	4.9%	—	—	2.7%	4,250,004		4.9%	—	—	2.7%
RiverNorth Capital Management, LLC and affiliated entities and persons(6)	700,000	13.1%	262,496	16.9%	13.9%	962,496	1.1%	—	—	0.6%	735,302	(21)	0.8%	—	—	0.5%
Sandia Investment Management L.P. and affiliated entities and persons(7)	450,000	8.4%	262,502	16.9%	10.3%	712,502	0.8%	—	—	0.4%	568,095	(22)	0.7%	—	—	0.4%
Radcliffe SPAC Master Fund, L.P.(8)	—	—	187,498	12.1%	2.7%	187,498	0.2%	—	—	0.1%	187,498		0.2%	—	—	0.1%
Kepos Special Opportunities Master Fund L.P.(9)	—	—	262,496	16.9%	3.8%	262,496	0.3%	—	—	0.2%	262,496		0.3%	—	—	0.2%
Polar Multi-Strategy Master Fund, L.P.(10)	—	—	262,502	16.9%	3.8%	262,502	0.3%	—	—	0.2%	262,502		0.3%	—	—	0.2%
Castle Creek Strategies, LLC and affiliated entities and persons(11)	—	—	262,502	16.9%	3.8%	262,502	0.3%	—	—	0.2%	262,502		0.3%	—	—	0.2%
Directors and Executive Officers Post-Business Combination
Neal Harmon(12)	—	—	—	—	—	27,781	0.0%	48,982,773	68.5%	30.8%	27,781		0.0%	48,982,773	68.5%	30.9%
Jeffrey Harmon(13)	—	—	—	—	—	27,602	0.0%	48,991,306	68.5%	30.8%	27,602		0.0%	48,991,306	68.5%	30.9%
Jennifer Nuckles*	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
Jared Stone(4)	4,200,000	78.3%	50,004	3.2%	61.5%	4,250,004	4.9%	—	—	2.7%	4,250,004		4.9%	—	—	2.7%
Paul Ahlstrom(14)	—	—	—	—	—	21,973,908	25.1%	9,408	0.0%	13.8%	21,973,908		25.2%	9,408	0.0%	13.9%
Katie Liljenquist(15)	—	—	—	—	—	18,547	0.0%	78,407	0.1%	0.1%	18,547		0.0%	78,407	0.1%	0.1%
Jordan Harmon(16)	—	—	—	—	—	9,094	0.0%	1,271,031	1.8%	0.8%	9,094		0.0%	1,271,031	1.8%	0.8%
Elizabeth Ellis(17)	—	—	—	—	—	5,520	0.0%	1,451,408	2.0%	0.9%	5,520		0.0%	1,451,408	2.0%	0.9%
Patrick Reilly(18)	—	—	—	—	—	17,330	0.0%	1,133,656	1.6%	0.7%	17,330		0.0%	1,133,656	1.6%	0.7%
All Combined Company directors and executive officers as a group (nine individuals)	4,200,000	78.3%	50,004	3.2%	61.5%	26,329,786	30.0%	53,272,245	74.5%	50.0%	26,329,786		30.1%	53,272,245	74.5%	50.2%
5% Holders of Combined Company Common Stock
Neal Harmon(12)	—	—	—	—	—	27,781	0.0%	48,982,773	68.5%	30.8%	27,781		0.0%	48,982,773	68.5%	30.9%
Jeffrey Harmon(13)	—	—	—	—	—	27,602	0.0%	48,991,306	68.5%	30.8%	27,602		0.0%	48,991,306	68.5%	30.9%
Paul Ahlstrom(14)	—	—	—	—	—	21,973,908	25.1%	9,408	0.0%	13.8%	21,973,908		25.2%	9,408	0.0%	13.9%
Stephen Oskoui(19)	—	—	—	—	—	20,404,306	23.3%	144,332	0.2%	12.9%	20,404,306		23.4%	144,332	0.2%	12.9%
Kickstart Seed Fund(20)	—	—	—	—	—	8,869,744	10.1%	70,329	0.1%	5.6%	8,869,744		10.2%	70,329	0.1%	5.6%
*

Less than 1%. This individual does not beneficially own any SAC Common Shares. However, this individual has a pecuniary interest in SAC Class A Common Stock and SAC Class B Common Stock through his or her ownership of membership interests of the Sponsor. Any such shares of SAC Class A Common Stock (and SAC Class B Common Stock after conversion into shares of SAC Class A Common Stock) will convert into shares of Combined Company Class A Common Stock upon the Closing.

(1)	The pre-Business Combination percentage of beneficial ownership is calculated based on 6,913,113 issued and outstanding SAC Common Shares.
(2)	The post-Business Combination percentage of beneficial ownership for Combined Company Class A Common Stock under the No Redemption Scenario is based on 87,541,149 shares of Combined Company Class A Common Stock outstanding upon the consummation of the Business Combination, which is inclusive of (a) 1,163,113 shares of Combined Company Class A Common Stock, into which 1,163,113 shares of SAC Class A Common Stock held by SAC public stockholders will convert upon the Closing, (b) 4,250,004 shares of Combined Company Class A Common Stock, into which 4,250,004 shares of SAC Class A Common Stock (after conversion of 50,004 shares of SAC Class B Common Stock into 50,004 shares of SAC Class A Common Stock) held by the Sponsor will convert upon the Closing, (c) 1,499,996 shares of Combined Company Class A Common Stock, into which 1,499,996 shares of SAC Class A Common Stock (after conversion of 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors into 1,499,996 shares of SAC Class A Common Stock) will convert upon the Closing, (d) 1,150,000 shares of Combined Company Class A Common Stock, into which 1,150,000 shares of SAC Class A Common Stock held by SAC warrantholders (following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing) will convert upon the Closing and (e) 79,478,036 shares of Combined Company Class A Common Stock to be held by ASI stockholders upon the Closing. The post-Business Combination percentage of beneficial ownership for Combined Company Class B Common Stock under the No Redemption Scenario is based on 71,521,964 shares of Combined Company Class B Common Stock outstanding upon consummation of the Business Combination, which is comprised entirely of shares of Combined Company Class B Common Stock to be held by ASI stockholders upon the Closing.

(3)	The post-Business Combination percentage of beneficial ownership for Combined Company Class A Common Stock under the Maximum Redemption Scenario is based on 87,167,902 shares of Combined Company Class A Common Stock outstanding upon the consummation of the Business Combination, which is inclusive of (a) 789,866 shares of Combined Company Class A Common Stock, into which 789,866 shares of SAC Class A Common Stock held by SAC public stockholders will convert upon the Closing, (b) 4,250,004 shares of Combined Company Class A Common Stock, into which 4,250,004 shares of SAC Class A Common Stock (after conversion of 50,004 shares of SAC Class B Common Stock into 50,004 shares of SAC Class A Common Stock) held by the Sponsor will convert upon the Closing, (c) 1,499,996 shares of Combined Company Class A Common Stock, into which 1,499,996 shares of SAC Class A Common Stock (after conversion of 1,499,996 shares of SAC Class B Common Stock held by the Third-Party SAC Investors into 1,499,996 shares of SAC Class A Common Stock) will convert upon the Closing, (d) 1,150,000 shares of Combined Company Class A Common Stock, into which 1,150,000 shares of SAC Class A Common Stock held by SAC warrantholders (following the conversion of 11,500,000 SAC Public Warrants at a rate of 0.1 share of SAC Class A Common Stock per SAC Public Warrant immediately prior to the Closing) will convert upon the Closing and (e) 79,478,036 shares of Combined Company Class A Common Stock to be held by ASI stockholders upon the Closing. The post-Business Combination percentage of beneficial ownership for Combined Company Class B Common Stock under the Maximum Redemption Scenario is based on 71,521,964 shares of Combined Company Class B Common Stock outstanding upon consummation of the Business Combination, which is comprised entirely of shares of Combined Company Class B Common Stock to be held by ASI stockholders upon the Closing.
(4)	These shares consist solely of shares of SAC Class A Common Stock and SAC Class B Common Stock held in the name of the Sponsor, which shares of SAC Class A Common Stock (after conversion of the shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The Sponsor is controlled by Jeb Spencer, the Chief Executive Officer of SAC, and Jared Stone, the Chairman of the board of directors of SAC, who serve as the only members of the Sponsor’s board of managers.
(5)	The Sponsor is controlled by Jeb Spencer, the Chief Executive Officer of SAC, and Jared Stone, the Chairman of the board of directors of SAC, who serve as the only members of the Sponsor’s board of managers.
(6)	Based on information contained in a Schedule 13G filed with respect to SAC on February 14, 2024, RiverNorth Capital Management, LLC had shared voting and dispositive power over 700,000 shares of SAC Class A Common Stock. In addition, based on SAC company records, RiverNorth SPAC Arbitrage Fund, LP owned 262,496 shares of SAC Class B Common Stock received in connection with the First Extension Special Meeting. All such shares of SAC Class A Common Stock (after conversion of the shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The business address of each of RiverNorth Capital Management, LLC and RiverNorth SPAC Arbitrage Fund, LP is 360 S. Rosemary Avenue, Ste. 1420, West Palm Beach, Florida 33401.
(7)	Based on information contained in a Schedule 13G filed with respect to SAC on February 14, 2024, each of Sandia Investment Management L.P. and Timothy J. Sichler had shared voting and dispositive power over 450,000 shares of SAC Class A Common Stock. In addition, based on SAC company records, Sandia Crest LP owned 37,502 shares of SAC Class B Common Stock, Walleye Investments Fund LLC owned 18,748 shares of SAC Class B Common Stock, Walleye Opportunities Master Fund Ltd owned 37,502 shares of SAC Class B Common Stock, WWJr. Enterprises Inc. owned 112,500 shares of SAC Class B Common Stock, Crestline Summit Master, SPC - Peak SP owned 34,857 shares of SAC Class B Common Stock and Crestline Summit Master, SPAC - Crestline Summit Apex SP owned 21,393 shares of SAC Class B Common Stock, in each case, which shares were received in connection with the First Extension Special Meeting. All such shares of SAC Class A Common Stock (after conversion of the shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The business address of each of Sandia Investment Management L.P., Sandia Crest LP and Timothy J. Sichler is 201 Washington Street, Boston, MA 02108. The business address of each of Walleye Opportunities Master Fund Ltd and Walleye Investments Fund LLC is 2800 Niagara Lane, Plymouth, MN 55447. The business address of WWJr. Enterprises Inc. is 101 N. Clematis, West Palm Beach, FL 33401. The business address of each of Crestline Summit Master, SPC—Peak SP and Crestline Summit Master, SPAC—Crestline Summit Apex SP is 201 Main Street, Fort Worth, TX 76102.

(8)	Based on SAC company records, Radcliffe SPAC Master Fund, L.P. owned 187,498 shares of SAC Class B Common Stock received in connection with the First Extension Special Meeting. All such shares (after conversion of such shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The business address of Radcliffe SPAC Master Fund, L.P. is 50 Monument Road, Suite 300, Bala Cynwyd, PA 19004.
(9)	Based on SAC company records, Kepos Special Opportunities Master Fund L.P. owned 262,496 shares of SAC Class B Common Stock received in connection with the First Extension Special Meeting. All such shares (after conversion of such shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The business address of Kepos Special Opportunities Master Fund L.P. is c/o Kepos Capital LP, 11 Times Square, 35th Floor, New York, NY 10036.
(10)	Based on SAC company records, Polar Multi-Strategy Master Fund owned 262,502 shares of SAC Class B Common Stock received in connection with the First Extension Special Meeting. All such shares (after conversion of such shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The business address of Polar Multi-Strategy Master Fund is c/o Polar Asset Management Partners Inc., 16 York Street, Suite 2900, Toronto, Ontario M5J 0E6, Canada.
(11)	Based on SAC company records, CC Arb Liquidating, LLC owned 37,405 shares of SAC Class B Common Stock and CC ARB West, LLC owned 225,097 shares of SAC Class B Common Stock, in each case, received in connection with the First Extension Special Meeting. All such shares (after conversion of such shares of SAC Class B Common Stock into shares of SAC Class A Common Stock) will be converted into Combined Company Class A Common Stock upon the Closing. The business address of each of CC Arb Liquidating, LLC and CC ARB West, LLC is 376 Devon Road, Valparaiso, IN 46385.
(12)	Includes (i) a total of 48,645,744 shares of Combined Company Class B Common Stock to be held upon the Closing by Harmon Ventures, in which Mr. Neal Harmon owns a 47.5% interest and Mr. Jeffrey Harmon owns a 47.2% interest. By virtue of their collective 94.7% interest, Mr. Neal Harmon and Mr. Jeffrey Harmon share both voting and investment power over all such 48,645,744 shares of Combined Company Class B Common Stock to be held upon the Closing by Harmon Ventures, and are each therefore considered the beneficial owner of those shares; (ii) 27,781 and 67 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be held upon the Closing by Mr. Neal Harmon; as well as (iii) vested stock incentive options exercisable for 336,961 shares of Combined Company Class B Common Stock that Mr. Neal Harmon has the right to acquire within 60 days of November 8, 2024. The address of Mr. Neal Harmon is 295 W Center Street, Provo, Utah 84601.
(13)	Includes (i) a total of 48,645,744 shares of Combined Company Class B Common Stock to be held upon the Closing by Harmon Ventures, in which Mr. Jeffrey Harmon owns a 47.2% interest and Mr. Neal Harmon owns a 47.5% interest. By virtue of their collective 94.7% interest, Mr. Jeffrey Harmon and Mr. Neal Harmon share both voting and investment power over all such 48,645,744 shares of Combined Company Class B Common Stock to be held upon the Closing by Harmon Ventures, and are each therefore considered the beneficial owner of those shares; (ii) 27,602 and 9,576 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be held upon the Closing by Mr. Jeffrey Harmon; as well as (iii) vested stock incentive options exercisable for 335,985 shares of Combined Company Class B Common Stock that Mr. Jeffrey Harmon has the right to acquire within 60 days of November 8, 2024. The address of Mr. Jeffrey Harmon is 295 W Center Street, Provo, Utah 84601.
(14)	Includes (i) 905,357 and 3,518 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be owned by Mr. Paul Ahlstrom upon the Closing, as well as (ii) 17,916,797 shares of Combined Company Class A Common Stock to be held upon the Closing by Alta Ventures Mexico Fund I, LP, of which Mr. Ahlstrom is the indirect controlling person, (iii) 3,151,754 shares of Combined Company Class A Common Stock to be held upon the Closing by SPV 1, Angel Studios, a series of Alta Ventures SPV Management, LLC, d/b/a IFG Media, of which Mr. Ahlstrom is the indirect controlling person, and (iv) vested stock incentive options exercisable for 5,890 shares of Combined Company Class B Common Stock that Mr. Ahlstrom has the right to acquire within 60 days of November 8, 2024. The address of Mr. Paul Ahlstrom is 295 W Center Street, Provo, Utah 84601.

(15)	Includes (i) 18,547 shares of Combined Company Class A Common Stock and 29,919 shares of Combined Company Class B Common Stock to be owned by Ms. Katie Liljenquist upon the Closing, as well as (ii) vested stock incentive options exercisable for 48,488 shares of Combined Company Class B Common Stock that Ms. Liljenquist has the right to acquire within 60 days of November 8, 2024. The address of Ms. Katie Liljenquist is 295 W Center Street, Provo, Utah 84601.
(16)	Includes (i) 9,094 and 678,483 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be owned by Mr. Jordan Harmon upon the Closing, as well as (ii) vested stock incentive options exercisable for 592,548 shares of Combined Company Class B Common Stock that Mr. Harmon has the right to acquire within 60 days of November 8, 2024. The address of Mr. Jordan Harmon is 295 W Center Street, Provo, Utah 84601.
(17)	Includes (i) 5,520 and 140,253 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be owned by Mrs. Elizabeth Ellis upon the Closing, as well as (ii) vested stock incentive options exercisable for 1,311,155 shares of Combined Company Class B Common Stock that Ms. Ellis has the right to acquire within 60 days of November 8, 2024. The address of Mrs. Elizabeth Ellis is 295 W Center Street, Provo, Utah 84601.
(18)	Includes (i) 17,330 and 618,977 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be owned by Mr. Patrick Reilly upon the Closing, as well as (ii) vested stock incentive options exercisable for 514,679 shares of Combined Company Class B Common Stock that Mr. Reilly has the right to acquire within 60 days of November 8, 2024. The address of Mr. Patrick Reilly is 295 W Center Street, Provo, Utah 84601.
(19)	Includes (i) 20,404,306 shares of Combined Company Class A Common Stock to be held upon the Closing by Gigafund 1, LP, of which Mr. Stephen Oskoui is the indirect controlling person, as well as (ii) vested stock incentive options exercisable for 144,332 shares of Combined Company Class B Common Stock that Mr. Oskoui has the right to acquire within 60 days of November 8, 2024. The address of Mr. Stephen Oskoui is 295 W Center Street, Provo, Utah 84601.
(20)	Includes (i) 7,609,041 and 46,749 shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, respectively, to be owned upon the Closing by Kickstart Seed Fund II, LP, as well as (ii) 1,260,703 shares of Combined Company Class A Common Stock to be owned upon the Closing by Kickstart Seed Fund V, LP and (iii) 5,095 and 18,485 shares of Combined Company Class B Common Stock that Kickstart Seed Fund II, LP and Kickstart Seed Fund V, LP has the right to acquire within 60 days of November 8, 2024, respectively. The address of Kickstart Seed Fund II, LP and Kickstart Seed Fund V, LP is 2750 E Cottonwood Pkwy, Ste 160 Cottonwood Heights, UT 84121.
(21)	The Maximum Redemption Scenario assumes that 373,247 SAC Public Shares are redeemed (see section entitled, “Unaudited Pro Forma Condensed Combined Financial Information” for a description of how the number of shares assumed redeemed is calculated). The table above assumes that the 373,247 SAC Public Shares assumed to be redeemed are redeemed solely by RiverNorth Capital Management, LLC and affiliated entities and Sandia Investment Management L.P. and affiliated entities and persons based on each of these parties’ relative holdings of redeemable shares in relation to total redeemable shares. This results in the assumption that RiverNorth Capital Management, LLC and affiliated entities and persons redeems 227,194 shares of SAC Class A Common Stock.
(22)	The maximum redemptions scenario assumes that 373,247 SAC Public Shares are redeemed (see section entitled, “Unaudited Pro Forma Condensed Combined Financial Information” for a description of how the number of shares assumed redeemed is calculated). The table above assumes that the 373,247 SAC Public Shares assumed to be redeemed are redeemed solely by RiverNorth Capital Management, LLC and affiliated entities and Sandia Investment Management L.P. and affiliated entities and persons based on each of these parties relative holdings of redeemable shares in relation to total redeemable shares. This results in the assumption that Sandia Investment Management L.P. and affiliated entities and persons redeems 146,053 shares of SAC Class A Common Stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—SAC

SAC Common Shares

On May 27, 2021, the Sponsor acquired 7,187,500 shares of SAC Class B Common Stock in exchange for a capital contribution of $25.0 thousand. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of SAC Class B Common Stock for no consideration, thereby reducing the aggregate number of shares of SAC Class B Common Stock outstanding to 5,750,000, resulting in an effective purchase price paid for the shares of SAC Class B Common Stock of approximately $0.004 per share. Of the 5,750,000 shares of SAC Class B Common Stock then-outstanding, 750,000 were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was not exercised in the IPO. The number of shares of SAC Class B Common Stock outstanding was determined based on the expectation that the shares of SAC Class B Common Stock would represent 20% of the outstanding shares of SAC Common Stock upon the completion of the SAC IPO.

The registration statement for the IPO was declared effective on December 9, 2021. On December 14, 2021, SAC consummated the IPO, which involved SAC’s sale of 23,000,000 SAC Units at $10.00 per SAC Unit, generating gross proceeds of $230.0 million. The 23,000,000 SAC Units sold by SAC include 3,000,000 SAC Units purchased by the underwriter for the IPO pursuant to the full exercise of its option to purchase up to 3,000,000 additional SAC Units to cover over-allotments. Accordingly, no shares of SAC Class B Common Stock remain subject to forfeiture.

The shares of SAC Class B Common Stock are identical to the SAC Public Shares, except that (i) prior to the initial business combination, only the holders of the SAC Class B Common Stock have the right to elect and remove (with or without cause) any director of SAC, (ii) the SAC Class B Common Stock are subject to certain transfer restrictions, (iii) the holders of the SAC Class B Common Stock have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the SAC Class B Common Stock and SAC Public Shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any SAC Class B Common Stock and SAC Public Shares held by them in connection with a stockholder vote to amend SAC’s organizational documents (A) to modify the substance or timing of SAC’s obligation to allow redemption in connection with SAC’s initial business combination or to redeem 100% of the SAC Public Shares if SAC does not complete its initial business combination by December 14, 2024 or during an Extension Period or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the Trust Account with respect to the shares of Class B Common Stock as a result of any liquidation of SAC, (iv) the SAC Class B Common Stock are automatically convertible into SAC Class A Common Stock at the time of the initial business combination and (v) the SAC Class B Common Stock are entitled to registration rights.

On May 25, 2023, pursuant to the terms of the SAC Charter, the Sponsor converted 4,200,000 shares of SAC Class B Common Stock held by it on a one-for-one basis into shares of SAC Class A Common Stock. In exchange for commitments made by the Third-Party SAC Investors in the Non-Redemption Agreements, the Sponsor transferred to the Third-Party SAC Investors an aggregate of 1,499,996 shares of SAC Class B Common Stock held by the Sponsor between June 14, 2023 and March 14, 2024. As of the date of this joint proxy statement/prospectus, the Sponsor held 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock.

SAC’s directors and officers, including Jared Stone and Jeb Spencer, have an economic interest in the 4,200,000 shares of SAC Class A Common Stock and 50,004 shares of SAC Class B Common Stock owned by the Sponsor.

SAC Private Placement Warrants

In connection with the IPO, the Sponsor purchased an aggregate of 11,700,000 SAC Private Placement Warrants for a purchase price of $1.00 per warrant. The purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account pending completion of SAC’s initial business combination. Each SAC Private Placement Warrant entitles the holder thereof to purchase one share of SAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The SAC Private Placement Warrants (including the SAC Class A Common Stock issuable upon exercise of the SAC Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or its permitted transferees until 30 days after the completion of SAC’s initial business combination. If the SAC Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the SAC Private Placement Warrants will be redeemable by SAC and exercisable by such holders on the same basis as the SAC Public Warrants. Otherwise, the SAC Private Placement Warrants have terms and provisions that are identical to those of the SAC Public Warrants and have no net cash settlement provisions. SAC’s directors and officers, including Jared Stone and Jeb Spencer, have an economic interest in the 11,700,000 SAC Private Placement Warrants owned by the Sponsor.

If SAC does not complete its initial business combination by December 14, 2024 or during any Extension Period, SAC’s warrants will expire worthless. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, immediately prior to and contingent upon the Closing, forfeit all issued and outstanding SAC Private Placement Warrants held by the Sponsor.

Related Party Loans

The Sponsor agreed to lend SAC an aggregate of up to $350.0 thousand to cover expenses related to the IPO pursuant to a promissory note. The promissory note was non-interest bearing and was payable on the completion of the IPO. SAC fully repaid the outstanding balance on the promissory note on December 14, 2021.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor, an affiliate of the Sponsor, or SAC’s officers and directors may, but are not obligated to, lend SAC funds as may be required. Such working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into warrants, at a price of $1.00 per warrant. The Sponsor Support Agreement provides that if there are any amounts outstanding under any working capital loan extended to SAC by the Sponsor as of the Closing, then notwithstanding the terms of any such working capital loan, SAC will repay such outstanding amounts to the Sponsor at the Closing solely in cash, and not in the form of SAC Common Shares or any other form. If SAC completes a business combination, SAC would repay the working capital loans out of the proceeds of the Trust Account released to SAC. In the event that a business combination does not close, SAC may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. As of December 31, 2023 and 2022, no working capital loans were outstanding.

On October 3, 2024, the Sponsor agreed to lend SAC an aggregate of up to $1.0 million to cover expenses related to the Business Combination pursuant to the Sponsor Promissory Note. The Sponsor Promissory Note is non-interest bearing and payable on the earlier of September 30, 2025 or the date on which SAC consummates a business combination. If SAC does not consummate a business combination, the Sponsor Promissory Note will not be repaid and all amounts owed under the Sponsor Promissory Note will be forgiven except to the extent that SAC has funds available to it outside of its Trust Account, as set forth in the Sponsor Promissory Note.

Sponsor Indemnity Obligations

The Sponsor has agreed that it will be liable to SAC if and to the extent any claims by a third party (other than SAC’s independent registered public accounting firm) for services rendered or products sold to SAC, or a prospective target business with which SAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below: (1) $10.20 per public share; or (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, in each case net of permitted withdrawals for tax and up to $100.0 thousand of interest to pay dissolution expenses, except as to any claims by a third party (including such target business) who executed a waiver of any and all rights to the monies held in the Trust Account (whether any such waiver is enforceable) and except as to any claims under SAC’s indemnity or contribution of the underwriter against certain liabilities, including liabilities under the Securities Act.

SAC Reimbursement Obligations

The Sponsor, SAC’s officers and directors and their respective affiliates are entitled to reimbursement of all out-of-pocket expenses incurred by them in connection with certain activities on SAC’s behalf, such as identifying possible target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SAC’s behalf. However, if SAC fails to consummate a business combination by December 14, 2024 (or during any Extension Period), they will not have any claim against the Trust Account for reimbursement. Accordingly, SAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date. The Sponsor has made tax payments, payments to various vendors on behalf of SAC and transferred funds to SAC. As of December 31, 2023 and 2022, SAC owed $236.2 thousand and $244.6 thousand to the Sponsor, respectively.

Administrative Support Agreement

Commencing on December 10, 2021 and until completion of SAC’s initial business combination or liquidation, SAC is required to pay the Sponsor $15.0 thousand per month for administrative support and services. SAC pays the Sponsor for rent and costs incurred under the administrative support and services. For the year ended December 31, 2023 and 2022, SAC has paid $10.5 thousand and $118.0 thousand under the agreement, respectively. SAC has accrued $231.5 thousand related to the unpaid amounts under the administrative support agreement which is recorded to the administrative support fee liability - related party account on SAC’s balance sheets for the year ended December 31, 2023. The Sponsor will not be paid for any unpaid amounts in the event an initial business combination is not consummated.

Sponsor Cash Capital Contribution

For the years ended December 31, 2023 and 2022, the Sponsor made capital contributions of $800.0 thousand and $0.0, respectively, to SAC to fund outstanding payments to vendors. The Sponsor intends to continue providing cash to satisfy working capital obligations as needed through capital contributions. SAC has recorded the cash received from the Sponsor as a capital contribution in additional paid-in capital.

Registration Rights Agreement

The holders of the SAC Class B Common Stock (including shares of SAC Class A Common Stock issued upon conversion thereof), SAC Private Placement Warrants and warrants that may be issued upon conversion of working capital loans (and any shares of SAC Common Stock issuable upon the exercise of the SAC Private Placement Warrants or warrants issued upon conversion of the working capital loans) are entitled to registration rights pursuant to a registration rights agreement entered into concurrently with the IPO, which requires SAC to register such securities for resale (in the case of the SAC Class B Common Stock, only after conversion to shares of SAC Class A Common Stock). In addition, in connection with the entry into the Non-Redemption Agreements, SAC agreed to grant the Third-Party SAC Investors registration rights on the same terms as the Sponsor under the registration rights agreement.

At the Closing, the Combined Company will enter into the Registration Rights Agreement, substantially in the form attached as Annex D to this joint proxy statement/prospectus, with the Sponsor, the Third-Party SAC Investors and certain of the former stockholders of ASI, and will replace SAC’s current registration rights agreement. For more information about the Registration Rights Agreement, please see the section entitled “SAC Stockholder Proposal No. 1: Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

Non-Redemption Agreements

Prior to the First Extension Special Meeting, on May 25, 2023, SAC and the Sponsor entered into the Non-Redemption Agreements with the Third-Party SAC Investors in exchange for the Third-Party SAC Investors agreeing (i) not to redeem the Non-Redeemed Shares in connection with the First Extension Special Meeting and (ii) to vote in favor of the First Extension Amendment Proposal and the First Extension at the First Extension Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to the Third-Party SAC Investors an aggregate of up to 1,499,996 shares of SAC Class B Common Stock held by the Sponsor, with 500,000 of such shares to be transferred to the Third-Party SAC Investors promptly upon consummation of the First Extension, and an additional 166,666 shares to be transferred to the Third-Party SAC Investors monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of SAC elects to further extend the deadline to consummate an initial business combination at or prior to such date, in each case, if the Third-Party SAC Investors continue to hold such Non-Redeemed Shares through the First Extension Special Meeting. The board of directors of SAC approved six monthly extensions to extend the time SAC had to consummate an initial business combination from September 14, 2023 to March 14, 2024. In connection with each of the six monthly extensions, the Sponsor transferred 166,666 shares of SAC Class B Common Stock held by the Sponsor to the Third-Party SAC Investors in accordance with the Non-Redemption Agreements.

The Third-Party SAC Investors consist of: RiverNorth Capital Management, LLC and affiliated entities and persons; Sandia Investment Management L.P. and affiliated entities and persons; Radcliffe SPAC Master Fund, L.P.; Kepos Special Opportunities Master Fund L.P.; Polar Multi-Strategy Master Fund, L.P.; and Castle Creek Strategies, LLC and affiliated entities and persons. As of the date of this joint proxy statement/prospectus, each of the Third-Party SAC Investors owns more than 5% of the outstanding shares of SAC Class B Common Stock. See “Beneficial Ownership of Securities” for further information.

Certain Relationships and Related Person Transactions—ASI

Promotion and Marketing Services Agreement with HB LLC

On July 23, 2021, ASI entered into a Promotion and Marketing Services Agreement (the “HB Marketing Agreement”) with HB LLC, in which Neal Harmon and Jeffrey Harmon own a majority interest. Fees payable to HB LLC are paid as promotion and marketing for services performed by HB LLC, are billed upon completion of the services and are calculated based on hourly rates agreed upon between HB LLC and ASI that are comparable to those charged by HB LLC to other non-related customers.

For the promotion and marketing services provided by HB LLC pursuant to the HB Marketing Agreement, during the fiscal year ended December 31, 2022 ASI paid HB LLC $2.0 million, and during the year ended December 31, 2023, ASI paid HB LLC $1.0 million.

Investment in Affiliates

In July 2022, ASI purchased an 8.0% interest in the Tuttle Twins Show, LLC (“Tuttle Twins”) for $1.7 million. Daniel Harmon, one of Neal and Jeffrey Harmon’s brothers, is the President and a Director of Tuttle Twins. According to Tuttle Twins’ latest SEC Filing on Form C-AR, Daniel Harmon owns 25.9% of the outstanding voting equity of Tuttle Twins. Tuttle Twins is a family show that teaches principles of freedom, economics and constitutional values, which ASI streams on its platform. ASI’s investment in Tuttle Twins allowed it to continue production and to begin creating season 2 of the series. During the years ended December 31, 2023 and 2022, total revenues recognized by ASI from Tuttle Twins was $1.2 million and $600.0 thousand, respectively.

Investor Rights and Voting Agreement

On February 27, 2014, ASI entered into an Investor Rights and Voting Agreement (the “Investor Agreement”) with certain of ASI’s investors, including Alta Ventures Mexico Fund I, of which Paul Ahlstrom, one of ASI’s directors, is the manager. The Investor Agreement requires ASI to provide certain information and inspection rights, provides for confidentiality, requires the parties to vote their respective shares of ASI Common Stock in a manner that maintains the number of directors on the board of ASI at no more than five, and further requires the parties to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of ASI Common Stock.

Former Wholly Owned Subsidiary

In 2018, ASI formed VAS Portal as a wholly owned subsidiary. On January 2, 2019, ASI sold VAS Portal to Harmon Ventures, which is indirectly owned by ASI’s Chief Executive Officer, Mr. Neal Harmon, and two of his brothers, Messrs. Jeffrey Harmon and Daniel Harmon, for $1.00. ASI entered into a call option agreement with Harmon Ventures that gives ASI the right to purchase all of the membership interest of VAS Portal for $1.00 at any time beginning upon (i) the occurrence of the confirmation of the Reorganization Plan confirmed by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the bankruptcy proceeding, and ending one year following the latest to occur of the foregoing. As part of the transaction, VAS Portal entered into a services agreement with ASI to provide technology services related to the creation of a website and other assets for VAS Portal.

On September 28, 2020, ASI exercised its call option to purchase all of the membership interest of VAS Portal from Harmon Ventures. However, ASI learned in 2021 that the transaction was not approved by FINRA, and as such, as of the date of this joint proxy statement/prospectus, ASI has no ownership interest in VAS Portal. ASI still intends to move forward with the purchase of all of the membership interest of VAS Portal from Harmon Ventures as soon as it can reasonably expect to receive the necessary approval from FINRA for the transaction.

In October 2022, ASI lent VAS Portal $60.0 thousand in the form of a promissory note, with interest at 5.9%, on which payment was due in full on November 4, 2022. The promissory note was subsequently amended to change the maturity date to April 30, 2023. This note was paid in full in March 2023.

ASI is permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, ASI’s directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of ASI acts in good faith and in a manner reasonably believed to be in or not opposed to ASI’s best interests and/or those of ASI’s stockholder’s. ASI did not have any outstanding loans or loan guarantees with any related party as of December 31, 2023 and 2022.

Executive Officer and Director Compensation Arrangements

See “Executive Officer and Director Compensation” for information regarding compensation arrangements with the executive officers and directors of ASI, which include, among other things, employment, stock awards and certain other benefits.

Director and Officer Indemnification

ASI’s current certificate of incorporation and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. ASI has entered into indemnification agreements with each of its directors. Following the Business Combination, ASI expects that these agreements will be replaced with new indemnification agreements for each of the directors and officers of the Combined Company. For additional information, see “Management of the Combined Company Following the Business Combination—Limitation on Liability and Indemnification of Officer and Directors.”

Certain Relationships and Related Person Transactions—Combined Company

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor, certain former stockholders of ASI and the Third-Party SAC Investors will enter into the Registration Rights Agreement, pursuant to which the Combined Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Combined Company Common Stock that are held by the parties thereto from time to time. The Registration Rights Agreement will amend and restate the existing registration rights agreement entered into by SAC and the Sponsor, which will terminate effective as of the Closing. Pursuant to the Registration Rights Agreement, the stockholder parties will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the shares of Combined Company Common Stock held by such parties following the consummation of the Business Combination. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

Lock-Up Agreement

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor and certain of the former stockholders of ASI will enter into the Lock-Up Agreement, pursuant to which the parties thereto will agree to restrictions on transfer for up to one year following the Closing Date with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), including a lock-up, subject to certain exceptions, in each case ending on the earlier of (i) the date that is one year after the Closing Date and (ii) (a) for 33% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Combined Company Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the Lock-Up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of the Combined Company Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date. The Lock-Up Agreement will supersede the lock-up provisions set forth in the Insider Letters, which provisions will be of no further force or effect as of the Closing. For additional information, see “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Lock-Up Agreement.”

Policies and Procedures for Related Party Transactions Following the Business Combination

The Combined Company will adopt a formal written policy that will be effective upon the completion of the Business Combination providing that the Combined Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Combined Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Combined Company without the approval of the Combined Company’s audit committee, subject to certain exceptions. Such written policy on transactions with related persons will be in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE American.

Following the Business Combination, the Combined Company’s audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between the Combined Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120.0 thousand and in which a related person has or will have a direct or indirect material interest. The charter of the audit committee of the Combined Company will provide that the audit committee will review and approve in advance any related party transaction.

Review and Approval of Related Person Transactions

In connection with the Business Combination, the Combined Company plans to adopt a policy for the review and approval of related party transactions, which will require, among other things, that:

●	The audit committee will review the material facts of all related person transactions.
●	In reviewing any related person transaction, the audit committee will take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to the Combined Company than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.
●	In connection with its review of any related person transaction, the Combined Company will provide the audit committee with all material information regarding such related person transaction, the interest of the related person and any potential disclosure obligations of the Combined Company in connection with such related person transaction.
●	If a related person transaction will be ongoing, the audit committee may establish guidelines for the management of the Combined Company to follow in its ongoing dealings with the related person.

DESCRIPTION OF THE COMBINED COMPANY’S SECURITIES

The following summary of certain provisions of the Combined Company’s securities does not purport to be complete and is subject to the Proposed Charter, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Charter and the Proposed Bylaws are attached to this joint proxy statement/prospectus as Annex H and Annex I, respectively. You are urged to read the Proposed Charter and the Proposed Bylaws in their entirety.

Authorized Capitalization

General

The total number of shares of stock that the Combined Company shall have the authority to issue is [__] shares of capital stock, consisting of (x) [__] shares of common stock, with a par value of $0.0001 per share, of which (i) [__] shares shall be designated Class A Common Stock and (ii) [__] shares shall be designated Class B Common Stock, and (y) [__] shares of preferred stock, with a par value of $0.0001 per share.

The Combined Company expects to have approximately [__] shares of Combined Company Class A Common Stock and [__] Combined Company Class B Common Stock issued and outstanding immediately after the consummation of the Business Combination, assuming no public stockholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of the Combined Company’s capital stock. The Combined Company urges you to read the Proposed Charter and the Proposed Bylaws (copies of which are attached to this joint proxy statement/prospectus statement as Annex H and Annex I, respectively).

Preferred Stock

The Combined Company’s board is authorized to provide, out of the unissued shares of Combined Company Preferred Stock, for one or more series of Combined Company Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Combined Company’s board.

Upon the consummation of the Business Combination, the Combined Company is not expected to have any Combined Company Preferred Stock outstanding.

Common Stock

Voting Rights

Except with respect to amending provisions of the Proposed Charter pertaining to voluntary and automatic conversion rights of the Combined Company Class B Common Stock into Combined Company Class A Common Stock or as required by applicable law, the holders of each class of Combined Company Common Stock vote together as a single class on each matter to be voted on by stockholders of the Combined Company, including the election of directors. On each such matter, each outstanding share of Combined Company Class A Common Stock is entitled to one vote and each outstanding share of Combined Company Class B Common Stock is entitled to ten votes. The number of authorized shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Combined Company Common Stock entitled to vote, voting together as a single class.

Dividend Rights

Shares of Combined Company Common Stock shall be entitled to share equally, identically and ratably, on a per share basis, with respect to any distribution paid or distributed by the Combined Company; provided, however, that in the event that a distribution is paid in the form of Combined Company Common Stock (or rights to acquire Combined Company Common Stock), then unless otherwise specified by the Combined Company’s board of directors, holders of Combined Company Class A Common Stock and Combined Company Class B Common Stock shall receive Combined Company Common Stock of the same such class (or rights to acquire such stock, as the case may be) provided, such different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, each voting separately as a class.

Rights and Preferences

Holders of Combined Company Common Stock shall have the same rights and privileges and shall rank equally and share ratably with, and have identical rights and privileges as, holders of all other shares of Combined Company Common Stock, except with regard to voting rights as described above. Other than the conversion rights described below, holders of Combined Company Common Stock have no exchange, sinking fund, redemption or other rights.

Voluntary and Automatic Conversion into Combined Company Class A Common Stock

Each share of Combined Company Class B Common Stock shall be convertible into one share of Combined Company Class A Common Stock at the option of the holder at any time upon written notice to the Combined Company’s transfer agent.

In addition, each share of Combined Company Class B Common Stock shall automatically convert into one share of Combined Company Class A Common Stock upon the earliest of (i) certain transfers of such shares and (ii) the date specified by a written notice and certification request by the Combined Company to the holder of such share(s) requesting a certification verifying such holder’s ownership of such share(s) and confirming that a conversion to Combined Company Class A Common Stock has not occurred, provided that no automatic conversion shall occur where the holder furnishes a certification satisfactory to the Combined Company prior to the specified date (in each case, as more fully set forth in the Proposed Charter).

Finally, each share of Combined Company Class B Common Stock held of record by a natural person shall automatically convert into one share of Combined Company Class A Common Stock upon the death or permanent incapacity of such holder (as more fully set forth in the Proposed Charter).

Registration Rights

The Merger Agreement contemplates that, at the Closing, the Combined Company, the Sponsor, the Third-Party SAC Investors and certain former stockholders of ASI will enter into the Registration Rights Agreement, pursuant to which the Combined Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Combined Company Common Stock that are held by the parties thereto from time to time. See “SAC Stockholder Proposal No. 1: The Business Combination Proposal—Related Agreements—Registration Rights Agreement.”

Anti-takeover Effects of the Proposed Charter and the Proposed Bylaws

The Proposed Charter and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Combined Company. The Combined Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Combined Company to first negotiate with the board, which the Combined Company believes may result in an improvement of the terms of any such acquisition in favor of the Combined Company’s stockholders. However, they also give the board the power to discourage mergers that some stockholders may favor.

Classified Board

Subject to the rights of the holders of any series of Combined Company Preferred Stock to elect additional directors under specified circumstances, the Proposed Charter provides that the Combined Company board shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The directors in (i) Class I shall be elected for a term expiring at the first annual meeting following the effectiveness of the Proposed Charter, (ii) Class II shall be elected for a term expiring at the second annual meeting following the effectiveness of the Proposed Charter and (iii) Class III shall be elected for a term expiring at the third annual meeting following the Closing. At each annual meeting of stockholders following the effectiveness of the Proposed Charter, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.

Director Removal and Filling Vacancies

Subject to the rights of the holders of any series of Combined Company Preferred Stock to elect directors under specific circumstances, the Proposed Charter provides that (i) each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal; (ii) any director may resign at any time upon written notice to the attention of the President or Secretary at the principal office of the Combined Company; and (iii) any director may be removed at any time only with cause by the affirmative vote of the holders of a majority in voting power of the shares of the Combined Company Common Stock.

Subject to the rights of the holders of any series of Combined Company Preferred Stock, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Combined Company’s board, may be filled by the affirmative votes of a majority of the remaining members of the Combined Company’s board, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom the director has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.

Special Meetings of Stockholders

Subject to the rights of the holders of any series of Combined Company Preferred Stock with respect to such series of Combined Company Preferred Stock, special meetings of stockholders for any purpose or purposes shall be called only: (i) by the Combined Company’s board, the Chair of the board, the Chief Executive Officer or president (in the absence of a Chief Executive Officer) or (ii) by the Secretary, upon the written request, made in accordance with, and subject to, the Proposed Bylaws, of one or more stockholders of record who own, and have continuously owned for at least one year prior to the date such request is delivered to the Secretary, in the aggregate, at least 25% of the voting power of the shares of capital stock of the Combined Company then entitled to vote on the matter or matters to be brought before the proposed special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing in the Proposed Charter or in the Proposed Bylaws shall prohibit the Combined Company board from submitting matters to the stockholders at any special meeting requested by stockholders.

Action by Written Consent

The Proposed Charter and the Proposed Bylaws do not prohibit the right under the DGCL of stockholders to act by written consent.

Advance Notice Requirements

The Proposed Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Combined Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary of the Combined Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Combined Company not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Proposed Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Except with respect to amending provisions of the Proposed Charter pertaining to voluntary and automatic conversion rights of the Combined Company Class B Common Stock into Combined Company Class A Common Stock, which requires the affirmative vote (or written consent) of the holders of a majority of the then-outstanding shares of Combined Company Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, the Proposed Charter may be amended as provided in the DGCL. The Combined Company board of directors is authorized to amend or repeal the Proposed Bylaws. The stockholders of the Combined Company shall also have the power to adopt, amend or repeal the Proposed Bylaws.

The Proposed Bylaws may be adopted, amended, or repealed by the affirmative vote of 66% of the voting power of the stockholders entitled to vote.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years following the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) prior to such time the board of directors of such corporation approved the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) the interested stockholder owns at least 85% of the voting stock of such corporation outstanding upon consummation of the transaction (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at a meeting of stockholders, not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation not to be governed by this particular Delaware law. The Proposed Charter does not opt the Combined Company out of Section 203 and, therefore, Section 203 will apply to the Combined Company.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter provides that, to the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Combined Company shall be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.

The Proposed Charter provides that the Combined Company, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Combined Company shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Combined Company or, (an “indemnitee”), the Combined Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.

Exclusive Jurisdiction of Certain Actions

The Proposed Charter provides that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Combined Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’s stockholders; (iii) any action asserting a claim against the Combined Company arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; or (iv) any action asserting a claim against the Combined Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action or proceeding shall be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). The foregoing sentence shall not apply to claims arising under the Securities Act, the Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Transfer Agent

The transfer agent for the Combined Company Common Stock will be Continental Stock Transfer & Trust Company.

COMPARISON OF SAC’S STOCKHOLDERS’ RIGHTS

General

SAC is incorporated under the laws of the State of Delaware, and the rights of SAC stockholders are governed by the laws of the State of Delaware, including the DGCL and the SAC Charter and SAC Bylaws. As a result of the Business Combination, SAC stockholders who receive shares of Combined Company Common Stock will become stockholders of the Combined Company. The Combined Company is incorporated under the laws of the State of Delaware and the rights of the Combined Company stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws in the form attached to this joint proxy statement/prospectus as Annex H and Annex I, respectively. Thus, following the Business Combination, the rights of SAC stockholders who become Combined Company stockholders will continue to be governed by Delaware law but will no longer be governed by the SAC Charter and SAC Bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of SAC stockholders under the SAC Charter and SAC Bylaws (left column), and the rights of the Combined Company stockholders under forms of the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Proposed Charter and the Proposed Bylaws, which are attached to this joint proxy statement/prospectus as Annex H and Annex I, respectively, the full text of the SAC Charter and SAC Bylaws, and the relevant provisions of the DGCL.

SAC	Combined Company

Authorized Capital Stock

SAC is authorized to issue up to 200,000,000 shares of SAC Class A Common Stock, $0.0001 par value per share, 20,000,000 shares of SAC Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of SAC Preferred Stock, par value $0.0001 per share.

The Combined Company is authorized to issue [__] shares of capital stock, consisting of (x) [__] shares of Combined Company Common Stock, with a par value of $0.0001 per share, of which (i) [__] shares shall be designated Combined Company Class A Common Stock and (ii) [__] shares shall be designated Combined Company Class B Common Stock, and (y) [__] shares of Combined Company Preferred Stock, with a par value of $0.0001 per share.

The Combined Company’s board of directors is authorized to issue preferred stock.

Conversion Rights

The shares of SAC Class B common stock will automatically convert into shares of SAC Class A Common Stock at the time of SAC’s initial business combination (or earlier at the option of the holder) on a one-for-one basis, subject to adjustment as provided below.

In the case that additional shares of SAC Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of SAC’s initial business combination, the ratio at which shares of SAC Class B Common Stock will convert into shares of SAC Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding shares of SAC Class B Common Stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of SAC Class A Common Stock issuable

Voluntary and Automatic Conversion into Combined Company Class A Common Stock.

Each share of Combined Company Class B Common Stock, will be convertible into one share of Combined Company Class A Common Stock at the option of the holder at any time upon written notice to the Combined Company’s transfer agent.

In addition, each share of Combined Company Class B Common Stock will automatically convert into one share of Combined Company Class A Common Stock upon the earliest of (i) certain transfers of such shares, and (ii) a certification request by the Combined Company to verify share ownership and confirm a

SAC	Combined Company

upon conversion of all shares of SAC Class B Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of SAC Common Stock outstanding upon the completion of the IPO plus all shares of SAC Class A Common Stock and equity-linked securities issued or deemed issued in connection with SAC’s initial business combination (net of the number of shares of Class A common stock redeemed in connection with SAC’s initial business combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination and any warrants issued upon the conversion of working capital loans made to SAC. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of SAC Class A Common Stock issued in a financing transaction in connection with SAC’s initial business combination, including, but not limited to, a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such securities are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

conversion has not occurred which goes uncertified (in each case, as more fully set forth in the Proposed Charter).

Each share of Combined Company Class B Common Stock held of record by a natural person will automatically convert into one share of Combined Company Class A Common Stock upon death (as more fully set forth in the Proposed Charter).

Structure of Board; Election of Directors

The number of directors of SAC, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by the SAC board of directors, pursuant to a resolution adopted by the affirmative vote of a majority of the board of directors. Prior to SAC’s initial business combination, only holders of SAC Class B Common Stock will have the right to vote on the election of directors. Holders of SAC Public Shares will not be entitled to vote on the election of directors during such time.

Subject to the rights of holders of one or more series of preferred stock of SAC, directors will be elected at the annual meeting of the stockholders of SAC and hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal.

The SAC bylaws provide that, in uncontested director elections, subject to the rights of the holders of one or more series of preferred stock voting separately by class or series, each director will be elected by a vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present. In a contested director election, subject to the rights of the holders of one or more series of preferred stock voting separately by class or series, each director will be elected by a plurality of the votes cast, which means that the directors receiving the largest number of “for” votes will be

Subject to the rights of the holders of Combined Company Preferred Stock to elect additional directors, the Combined Company board of directors will be divided into three classes: Class I, Class II and Class III. The number of directors in each class will be as nearly equal as possible. The directors in (i) Class I will be elected for a term expiring at the first (1st) annual meeting following their election, (ii) Class II will be elected for a term expiring at the second (2nd) annual meeting following their election and (iii) Class III will be elected for a term expiring at the third (3rd) annual meeting following their election. Thereafter, directors will be elected for 3-year terms.

SAC	Combined Company

elected in such contested election, at any meeting for the election of directors at which a quorum is present.
Voting

SAC stockholders are entitled to one vote for each share held on all matters to be voted on by stockholders.

Only holders of SAC Class B Common Stock have the right to elect all of SAC directors prior to the consummation of SAC’s initial business combination. This provision of the SAC Charter may only be amended if approved by the holders of a majority of the outstanding shares of SAC Class B Common Stock. On any other matter submitted to a vote of SAC stockholders, holders of SAC Class B Common Stock and holders of SAC Class A Common Stock will vote together as a single class, except as required by applicable law or stock exchange rule.

There is no cumulative voting with respect to the election of directors.

The Proposed Charter provides that holders of each class of Combined Company Common Stock generally vote together as a single class on matters to be voted on by stockholders of the Combined Company, including the election of directors. Subject to certain protective provisions and amendment provisions, on each such matter, each outstanding share of Combined Company Class A Common Stock is entitled to one vote and each outstanding share of Combined Company Class B Common Stock is entitled to ten votes.

There is no cumulative voting.

Removal of Directors; Vacancies

Prior to the completion of an initial business combination, only holders of SAC Class B Common Stock may remove a member of the board of directors with or without cause.

The SAC Charter provides that all vacancies occurring on the board of directors, including newly created directorships resulting from an increase in the number of directors and vacancies resulting from death, resignation, retirement, disqualification, removal or other cause, may be filled solely by a majority vote of the remaining directors then in office, though less than a quorum, or by the sole remaining director (and not by stockholders), and any director so chosen will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which he or she has been appointed expires and until such director’s successor shall have been duly elected and qualified. Notwithstanding the foregoing, if the holders of one or more series of the preferred stock of SAC has the right, voting separately by class or series, to elect one or more directors, the features of such directorships, including the filling of vacancies, will be governed by the terms of such series of the preferred stock as set forth in the SAC Charter or any preferred stock designation.

Subject to the rights of the holders of any series of Combined Company Preferred Stock to elect directors under specific circumstances, the Proposed Charter provides that any director may be removed at any time only with cause by the affirmative vote of the holders of a majority in voting power of the shares of the Combined Company Common Stock.

SAC	Combined Company

Amendment to Certificate of Incorporation and Bylaws

The SAC Charter provides that any amendment to the SAC bylaws requires approval by the affirmative vote of either a majority of the SAC board of directors or a majority of voting power of all outstanding shares of SAC’s capital stock entitled to vote generally in the election of directors, voting together as a single class, provided, that, no bylaws adopted by SAC’s stockholders shall invalidate any prior act of the SAC board of directors that would have been valid if such bylaws had not been adopted.

Prior to a business combination, the SAC Charter provides that any amendment to the business combination provisions of the SAC Charter (contained in Article IX thereof) will require the approval of the holders of at least 65% of the voting power of all outstanding shares of SAC common stock.

For so long as any shares of SAC Class B Common Stock remain outstanding, SAC may not, without the prior vote or written consent of the holders of a majority of the shares of SAC Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the SAC Charter, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the SAC Class B Common Stock.

The Combined Company reserves the right to amend, alter, change or repeal any provision contained in the Proposed Charter, as prescribed by statute. Amendments concerning the exculpation and indemnification provisions are prospective only. Subject to the DGCL and the terms of any series of Combined Company Preferred Stock, the Combined Company’s board of directors is expressly authorized to adopt, amend or repeal the bylaws of the Combined Company.

The Proposed Bylaws may be adopted, amended, or repealed by the affirmative vote of 66% of the voting power of the stockholders entitled to vote; provided, however, that the Combined Company may, as stated in Proposed Charter, confer the power to adopt, amend, or repeal the Proposed Bylaws upon the Combined Company’s board of directors. The fact that such power has been conferred upon the Combined Company’s board of directors will not limit the stockholders of the power to adopt, amend, or repeal the Proposed Bylaws.

The Combined Company will not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive the voluntary and automatic conversion provisions of the Proposed Charter, unless first approved by the affirmative vote of the holders of a majority of the then-outstanding shares of Combined Company Class B Common Stock, voting as a separate class.

Quorum

Except as otherwise provided by applicable law or SAC’s organizational documents, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of SAC representing a majority of the voting power of all outstanding shares of capital stock of SAC entitled to vote at such meeting will constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business. The stockholders present at a duly convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Except as otherwise provided by law, the Proposed Charter or Proposed Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock constituting one-third of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Proposed Charter, the holders of one-third in voting power of the shares of such class or classes or series of the capital stock of the Combined Company issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to the vote on such matter. If, however, such quorum will not be present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) the stockholders by the affirmative vote of the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting entitled to vote thereon, will have the power to adjourn the meeting from time to time, until a quorum shall be present or represented.

SAC	Combined Company

Stockholder Action by Written Consent

Any action required or permitted to be taken by SAC stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to SAC Class B Common Stock with respect to which action may be taken by written consent.

The Proposed Charter and the Proposed Bylaws do not prohibit the right under the DGCL of stockholders to act by written consent.
Special Meeting of Stockholders

The SAC Charter provides that special meetings of SAC stockholders may be called only by a majority vote of SAC’s board of directors, by its Chief Executive Officer or by the Chair of its board of directors.

Subject to the rights of the holders of any series of Combined Company Preferred Stock with respect to such series of Combined Company Preferred Stock, special meetings of stockholders for any purpose or purposes will be called only: (i) by the Combined Company’s board of directors, the Chair of the Combined Company’s board of directors, the Chief Executive Officer or President (in the absence of a Chief Executive Officer) or (ii) by the Secretary, upon the written request, made in accordance with, and subject to, the Proposed Bylaws, of one or more stockholders of record who own, and have continuously owned for at least one year prior to the date of delivery to the Secretary, in the aggregate, at least 25% of the voting power of the shares of capital stock of the Combined Company then entitled to vote on the matters to be brought before the proposed special meeting. Business transacted at such special meeting will be limited to the matters described in the special meeting request. The Combined Company board may still submit matters to the stockholders at a special meeting.

Notice of Stockholder Meetings

Notice of an annual meeting or special meeting of stockholders must be delivered to each stockholder of record entitled to vote at such meeting. Such notice must be delivered not less than ten nor more than 60 days before the date of the meeting, stating (a) the place, date and hour of the meeting and (b) in the case of a special meeting, the purpose or purposes for which the meeting is called.

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting will be given not less than 10 days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date.

Stockholder Proposals and Director Nominations

SAC’s bylaws provide for advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of SAC’s board of directors or a committee of its board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide SAC with certain information. Generally, to be timely, a stockholder’s notice must be received by SAC’s secretary at SAC’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary date of the immediately preceding annual meeting of stockholders. These notice requirements may preclude stockholders from bringing

The Proposed Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Combined Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary of the Combined Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Combined Company not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Proposed Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude

SAC	Combined Company

matters before the stockholders at an annual or special meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in SAC’s annual proxy statement must comply with the notice periods contained therein. SAC’s bylaws also specify requirements as to the form and content of a stockholder’s notice. SAC’s bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of SAC.

stockholders from bringing matters before the stockholders at an annual or special meeting.
Director and Officer Exculpation

The SAC Charter provides for the limitation of liability of directors. A director of SAC will not be personally liable to SAC or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The Proposed Charter provides that the Combined Company, to the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Combined Company will be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.

Indemnification and Advancement of Expenses

The SAC Charter and the SAC Bylaws provide that to the fullest extent authorized by the DGCL, SAC shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of SAC or, is or was serving at the request of SAC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “indemnitee”), whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent, against all expense, liability and loss (including attorneys’ fees, judgments, fines, the ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Such indemnification right includes the right to be paid by SAC the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition; provided, however, that to the extent required by the DGCL, such advancement shall be made only upon delivery to SAC of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which

The Proposed Charter provides that the Combined Company, to the fullest extent permitted by applicable law, will indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Combined Company (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses, as incurred (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement), reasonably incurred by such indemnitee in connection with such proceeding. The Combined Company will to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition. Except for proceedings to enforce rights to indemnification and advancement of expenses, the Combined Company will indemnify and advance expenses to an indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Combined Company’s board of directors.

SAC	Combined Company

there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses.

Doctrine of Corporate Opportunity
The SAC Charter limits the application of the doctrine of corporate opportunity under customary circumstances.

The Proposed Charter provides that, to the fullest extent permitted by law, the doctrine of corporate opportunity will not apply with respect to the Combined Company or any of its non-employee directors or stockholders, or any of their respective affiliates, and the Combined Company renounces any expectancy that any of the non-employee directors or stockholders of the Combined Company, or any of their respective affiliates, will offer any such corporate opportunity of which he or she may become aware to the Combined Company, except, the doctrine of corporate opportunity will apply with respect to any of the non-employee directors of the Combined Company only with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director of the Combined Company and such opportunity is one the Combined Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Combined Company to pursue, and to the extent such director is permitted to refer that opportunity to the Combined Company without violating another legal obligation (an “Excluded Opportunity”). No non-employee director or stockholder of the Combined Company, or any of their respective affiliates, will have any liability to the Combined Company, any of its affiliates or stockholders for breach of any duty, as a director or otherwise, by reason of the fact that such person pursues or acquires an Excluded Opportunity, directs an Excluded Opportunity to another person or fails to present an Excluded Opportunity, or information regarding an Excluded Opportunity, to the Combined Company or any of its affiliates or stockholders.

Delaware Anti-Takeover Statute

SAC has elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, the SAC Charter contains similar provisions providing that SAC may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless: (i) prior to such time, SAC’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of SAC’s voting stock outstanding at the time the transaction commenced (excluding certain shares); or (iii) at or subsequent to such time, the business combination is approved by SAC’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years following the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) prior to such time the board of directors of such corporation approved the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) the interested stockholder owns at least 85% of the voting stock of such corporation outstanding upon consummation of the transaction (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at a meeting of stockholders, not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation not to be governed by this particular Delaware law. The Proposed Charter

SAC	Combined Company

Generally, a “business combination” includes a merger, asset or stock sale to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of SAC’s voting stock. The sponsor and SAC’s management team and their respective affiliates and their transferees will not be deemed to be “interested stockholders” regardless of the percentage of voting stock owned by them, and accordingly will not be subject to this provision.

does not opt the Combined Company out of Section 203 and, therefore, Section 203 will apply to the Combined Company.

Exclusive Jurisdiction of Certain Actions

The SAC Charter requires (unless SAC’s board, acting on SAC’s behalf, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation)), to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on SAC’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee to SAC or its stockholders, (iii) any action asserting a claim against SAC, its directors, officers or employees arising pursuant to any provision of the DGCL or the SAC Charter or bylaws, (iv) any action asserting a claim against SAC, its directors, officers or employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim” as defined in Section 115 of the DGCL may, in each case, be brought by a stockholder (including a beneficial owner) only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums.

This exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or

The Proposed Charter provides that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Combined Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’s stockholders; (iii) any action asserting a claim against the Combined Company arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action asserting a claim against the Combined Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action or proceeding will be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware).

SAC	Combined Company

liability created by the Securities Act or the rules and regulations thereunder.

If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

Dividends

SAC stockholders are entitled to receive ratable dividends if, when, and as declared by the SAC board of directors out of funds legally available therefor. SAC has not paid any cash dividends on SAC Common Stock to date and does not intend to pay cash dividends prior to the completion of an initial business combination.

Shares of Combined Company Common Stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any distribution paid or distributed by the Combined Company; provided, however, that in the event that a distribution is paid in the form of Combined Company Common Stock (or rights to acquire Combined Company Common Stock), then unless otherwise specified by the Combined Company’s board of directors, holders of Combined Company Class A Common Stock and Combined Company Class B Common Stock will receive Combined Company Common Stock of the same such class (or rights to acquire such stock, as the case may be) provided, such different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, each voting separately as a class.

Provisions Related to Status as a Blank Check Company

The SAC Charter prohibits SAC from entering into an initial business combination with another blank check company or a similar company with nominal operations, and includes certain other provisions relating to its status as a blank check company, including stockholder redemption rights (described elsewhere in this joint proxy statement/prospectus).

The Proposed Charter will not include such provisions related to status as a blank check company, which will no longer apply upon consummation of the Business Combination, as the Combined Company will not be a blank check company.

COMPARISON OF ASI’S STOCKHOLDERS’ RIGHTS

General

ASI is incorporated under the laws of the State of Delaware, and the rights of ASI Stockholders are governed by the laws of the State of Delaware, including the DGCL, the amended and restated certificate of incorporation of ASI (the “ASI Charter”) and the amended and restated bylaws of ASI (the “ASI Bylaws”). As a result of the Business Combination, ASI Stockholders who receive shares of Combined Company Common Stock will become stockholders of the Combined Company. The Combined Company is incorporated under the laws of the State of Delaware and the rights of the Combined Company stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws in the forms attached to this joint proxy statement/prospectus as Annex H and Annex I, respectively. Thus, following the Business Combination, the rights of ASI Stockholders who become Combined Company stockholders will continue to be governed by Delaware law but will no longer be governed by the ASI Charter or the ASI Bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of ASI Stockholders under the ASI Charter and the ASI Bylaws (left column), and the rights of the Combined Company stockholders under forms of the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Proposed Charter and the Proposed Bylaws, which are attached to this joint proxy statement/prospectus as Annex H and Annex I, respectively, the full text of the ASI Charter and the ASI Bylaws, and the relevant provisions of the DGCL.

ASI	Combined Company

Authorized Capital Stock

ASI is authorized to issue 85,000,000 shares of ASI Common Stock, with a par value of $0.001 per share, of which (i) 15,500,000 have been designated ASI Class F Common Stock, (ii) 27,500,000 have been designated ASI Class A Common Stock, (iii) 4,000,000 have been designated ASI Class B Common Stock and (iv) 38,000,000 have been designated ASI Class C Common Stock.

ASI is not authorized to issue preferred stock.

The Combined Company is authorized to issue [__] shares of capital stock, consisting of (x) [__] shares of Combined Company Common Stock, with a par value of $0.0001 per share, of which (i) [__] shares shall be designated Combined Company Class A Common Stock and (ii) [__] shares shall be designated Combined Company Class B Common Stock, and (y) [__] shares of Combined Company Preferred Stock, with a par value of $0.0001 per share.

The Combined Company’s board of directors is authorized to issue preferred stock.

Conversion Rights

Voluntary and Automatic Conversion into ASI Class C Common Stock.

Each share of ASI Class A Common Stock, ASI Class B Common Stock and ASI Class F Common Stock will be convertible into one share of ASI Class C Common Stock at the option of the holder at any time upon written notice to ASI’s transfer agent.

In addition, each share of ASI Class A Common Stock, ASI Class B Common Stock and ASI Class F Common Stock will automatically convert into one share of ASI Class C Common Stock upon the earliest of (i) certain transfers of such shares, (ii) in the case of shares of ASI Class B Common Stock, any shares if a holder owns in excess of 8,333 shares and (iii)  by a

Voluntary and Automatic Conversion into Combined Company Class A Common Stock.

Each share of Combined Company Class B Common Stock, will be convertible into one share of Combined Company Class A Common Stock at the option of the holder at any time upon written notice to the Combined Company’s transfer agent.

In addition, each share of Combined Company Class B Common Stock will automatically convert into one share of Combined Company Class A Common Stock upon the earliest of (i) certain transfers of such shares, and (ii) a certification request by the Combined Company to verify share ownership and confirm a

ASI	Combined Company

certification request by ASI to verify share ownership and confirm a conversion has not occurred which goes uncertified (in each case, as more fully set forth in the ASI Charter).

Each share of ASI Class A Common Stock, ASI Class B Common Stock and ASI Class F Common Stock held of record by a natural person will automatically convert into one share of ASI Class C Common Stock upon death (as more fully set forth in the ASI Charter).

conversion has not occurred which goes uncertified (in each case, as more fully set forth in the Proposed Charter).

Each share of Combined Company Class B Common Stock held of record by a natural person will automatically convert into one share of Combined Company Class A Common Stock upon death (as more fully set forth in the Proposed Charter).

Number and Qualification of Directors

The number of directors of ASI shall be determined by the ASI board of directors.

The ASI board of directors must consist of at least one director who is elected by holders of ASI Class A Common Stock, one director who is elected by holders of ASI Class B Common Stock and one director who is elected by holders of ASI Class F Common Stock. Once the number of shares of ASI Class C Common Stock exceeds 5% of the total issued and outstanding shares of ASI Common Stock, holders of ASI Class C Common Stock will have the right to elect one director to the ASI board of directors, and the number of directors elected by the holders of ASI Class C Common Stock will be at least one director less than the number of directors elected by each of the other classes of ASI Common Stock.

The number of directors of the Combined Company shall be determined by the Combined Company’s board of directors.
Structure of Board; Election of Directors

Directors will be elected at each annual meeting of stockholders to hold office until the next annual meeting.

The number of directors elected by holders of ASI Class F Common Stock, holders of ASI Class A Common Stock and holders of ASI Class B Common Stock must be equal.

If at any time, there are no shares of ASI Class A Common Stock, ASI Class B Common Stock or ASI Class F Common Stock, issued and outstanding, then the holders of ASI Class C Common Stock will gain the rights to elect the directors associated with the class of ASI Common Stock for which no shares are issued and outstanding.

Subject to the rights of the holders of Combined Company Preferred Stock to elect additional directors, the Combined Company board of directors will be divided into three classes: Class I, Class II and Class III. The number of directors in each class will be as nearly equal as possible. The directors in (i) Class I will be elected for a term expiring at the first (1st) annual meeting following their election, (ii) Class II will be elected for a term expiring at the second (2nd) annual meeting following their election and (iii) Class III will be elected for a term expiring at the third (3rd) annual meeting following their election. Thereafter, directors shall be elected for 3-year terms.

Voting

The holders of each class of ASI Common Stock generally vote together as a single class on matters to be voted on by ASI stockholders, with each outstanding share of ASI Class A Common Stock and ASI Class F Common Stock entitled to five votes, each outstanding share of ASI Class B Common Stock entitled to 55 votes and each outstanding share of ASI Class C Common Stock is entitled to one vote. Each class

The Proposed Charter provides that holders of each class of Combined Company Common Stock generally vote together as a single class on matters to be voted on by stockholders of the Combined Company, including the election of directors. Subject to certain protective provisions and amendment provisions, on each such matter, each outstanding share of Combined Company Class A Common Stock is entitled to one vote and each

ASI	Combined Company

votes separately as a class to, among other things, elect directors. There is no cumulative voting.	outstanding share of Combined Company Class B Common Stock is entitled to ten votes. There is no cumulative voting.
Removal of Directors; Vacancies

Directors will be elected at each annual meeting of stockholders to hold office until the next annual meeting, and any director may be removed at any time with or without cause by the affirmative vote of the holders of a majority in voting power of the shares of such class of ASI Common Stock then entitled or required to vote for the election of such director.

Any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the ASI board of directors’ action to fill such vacancy or newly created directorship.

Subject to the rights of the holders of any series of Combined Company Preferred Stock to elect directors under specific circumstances, the Proposed Charter provides that any director may be removed at any time only with cause by the affirmative vote of the holders of a majority in voting power of the shares of the Combined Company Common Stock.

Amendment to Certificate of Incorporation and Bylaws

ASI Charter. ASI reserves the right to amend, alter, change or repeal any provision contained in the ASI Charter, as prescribed by statute; provided, however, that, notwithstanding any other provision of the ASI Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of ASI required by law or by the ASI Charter, the affirmative vote of the holders of the majority of the voting power of the outstanding shares of stock of ASI entitled to vote generally in the election of directors, voting together as a single class, and the affirmative vote of the holders of a majority of the voting power of the outstanding shares of two of the following classes of stock: the ASI Class F Common Stock, the ASI Class A Common Stock and the ASI Class B Common Stock, each voting separately as a class, will be required to amend or repeal, or adopt any provision of the ASI Charter. Amendments concerning the exculpation and indemnification provisions are prospective only.

ASI Bylaws. In furtherance and not in limitation of the powers conferred by the DGCL, the ASI board of directors is expressly authorized to adopt, amend or repeal the ASI Bylaws. The stockholders of ASI also have the power to adopt, amend or repeal the ASI Bylaws.

The Combined Company reserves the right to amend, alter, change or repeal any provision contained in the Proposed Charter, as prescribed by statute. Amendments concerning the exculpation and indemnification provisions are prospective only. Subject to the DGCL and the terms of any series of Combined Company Preferred Stock, the Combined Company’s board of directors is expressly authorized to adopt, amend or repeal the bylaws of the Combined Company.

The Proposed Bylaws may be adopted, amended, or repealed by the affirmative vote of 66% of the voting power of the stockholders entitled to vote; provided, however, that the Combined Company may, as stated in Proposed Charter, confer the power to adopt, amend, or repeal the Proposed Bylaws upon the Combined Company’s board of directors. The fact that such power has been conferred upon the Combined Company’s board of directors will not limit the stockholders of the power to adopt, amend, or repeal the Proposed Bylaws.

The Combined Company will not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive the voluntary and automatic conversion provisions of the Proposed Charter, unless first approved by the affirmative vote of the holders of a majority of the then-outstanding shares of Combined Company Class B Common Stock, voting as a separate class.

ASI	Combined Company

Quorum

Except as otherwise provided by law, the ASI Charter or the ASI bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock constituting one-third of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

Except as otherwise provided by law, the Proposed Charter or Proposed Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock constituting one-third of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Proposed Charter, the holders of one-third in voting power of the shares of such class or classes or series of the capital stock of the Combined Company issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to the vote on such matter. If, however, such quorum will not be present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) the stockholders by the affirmative vote of the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting entitled to vote thereon, will have the power to adjourn the meeting from time to time, until a quorum shall be present or represented.

Stockholder Action by Written Consent

Unless otherwise provided in the ASI Charter, any action required or permitted by the DGCL to be taken at any annual or special meeting of stockholders may be taken without a meeting, prior notice, and a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Proposed Charter and the Proposed Bylaws do not prohibit the right under the DGCL of stockholders to act by written consent.
Special Meeting of Stockholders

A special meeting of the stockholders may be called at any time by the ASI board of directors, Chairperson of the ASI board of directors, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

Subject to the rights of the holders of any series of Combined Company Preferred Stock with respect to such series of Combined Company Preferred Stock, special meetings of stockholders for any purpose or purposes will be called only: (i) by the Combined Company’s board of directors, the Chair of the Combined Company’s board of directors, the Chief Executive Officer or President (in the absence of a Chief Executive Officer) or (ii) by the Secretary, upon the written request, made in accordance with, and subject to, the Proposed Bylaws, of one or more stockholders of record who own, and have continuously owned for at least one year prior to the date of delivery to the Secretary, in the aggregate, at least 25% of the voting power of the shares of capital stock of the Combined Company then entitled to vote on the matters to be brought before the proposed special meeting. Business transacted at such special meeting will be limited to the matters described in the special meeting request. The Combined Company board may still submit matters to the stockholders at a special meeting.

ASI	Combined Company

Notice of Stockholder Meetings

All notices of meetings of stockholders will be sent or otherwise given not less than ten (10) or more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting will be given not less than 10 days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date.

Stockholder Proposals
Not applicable.

The Proposed Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Combined Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary of the Combined Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Combined Company not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Proposed Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Director and Officer Exculpation

The ASI Charter provides that, to the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director of ASI will be personally liable to ASI or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Proposed Charter provides that the Combined Company, to the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Combined Company will be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.

Indemnification and Advancement of Expenses

ASI will indemnify and hold harmless, to the fullest extent permitted by the DGCL, any director or officer of ASI made or threatened to be made a party to or who is otherwise involved in any action, suit or proceeding (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of ASI, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such proceeding. ASI will be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the ASI board of directors.

ASI has the power to indemnify, to the fullest extent permitted by law, any employee or agent of ASI made or threatened to be made a party to or who is otherwise involved in any proceeding by reason of the fact that he or she is or was an employee or agent of ASI, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such proceeding.

The Proposed Charter provides that the Combined Company, to the fullest extent permitted by applicable law, will indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Combined Company (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses, as incurred (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement), reasonably incurred by such indemnitee in connection with such proceeding. The Combined Company will to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition. Except for proceedings to enforce rights to indemnification and advancement of expenses, the Combined Company will indemnify and advance expenses to an indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Combined Company’s board of directors.

ASI	Combined Company

Doctrine of Corporate Opportunity
Not applicable.

The Proposed Charter provides that, to the fullest extent permitted by law, the doctrine of corporate opportunity will not apply with respect to the Combined Company or any of its non-employee directors or stockholders, or any of their respective affiliates, and the Combined Company renounces any expectancy that any of the non-employee directors or stockholders of the Combined Company, or any of their respective affiliates, will offer any such corporate opportunity of which he or she may become aware to the Combined Company, except, the doctrine of corporate opportunity will apply with respect to any of the non-employee directors of the Combined Company only with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director of the Combined Company and such opportunity is one the Combined Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Combined Company to pursue, and to the extent such director is permitted to refer that opportunity to the Combined Company without violating another legal obligation (an “Excluded Opportunity”). No non-employee director or stockholder of the Combined Company, or any of their respective affiliates, will have any liability to the Combined Company, any of its affiliates or stockholders for breach of any duty, as a director or otherwise, by reason of the fact that such person pursues or acquires an Excluded Opportunity, directs an Excluded Opportunity to another person or fails to present an Excluded Opportunity, or information regarding an Excluded Opportunity, to the Combined Company or any of its affiliates or stockholders.

Stockholder Lists

The officer who has charge of the stock ledger of ASI will prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting and showing the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours, at ASI’s principal executive office. Such list will presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

The Combined Company will prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list will reflect the stockholders entitled to vote as of the tenth day before the meeting date and showing the number of shares of capital stock of the Combined Company registered in the name of each stockholder no later than the tenth day before each meeting of the stockholders). Such list will be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting or (b) during ordinary business hours, at the principal place of business of the Combined Company. Except as provided by applicable law, the stock ledger of the Combined Company will be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

ASI	Combined Company

Right of First Refusal

ASI Bylaws provide for a right of first refusal on behalf of ASI to purchase a stockholder’s shares of ASI Common Stock prior to any sale, assignment, pledge or transfer thereof, subject to certain exemptions described in the ASI Charter. Such provisions may have the effect of discouraging, delaying or preventing a merger or other transaction that a stockholder may consider favorable.

Not applicable.
Delaware Anti-Takeover Statute
ASI elected not to be governed by Section 203 of the DGCL, which pertains to business combinations with interested stockholders.

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years following the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) prior to such time the board of directors of such corporation approved the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) the interested stockholder owns at least 85% of the voting stock of such corporation outstanding upon consummation of the transaction (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at a meeting of stockholders, not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation not to be governed by this particular Delaware law. The Proposed Charter does not opt the Combined Company out of Section 203 and, therefore, Section 203 will apply to the Combined Company.

Exclusive Jurisdiction of Certain Actions

The ASI Charter provides that, unless ASI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of ASI; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ASI to ASI or ASI’s stockholders; (iii) any action asserting a claim against ASI arising pursuant to any provision of the DGCL, the ASI Charter or the ASI Bylaws or (iv) any action asserting a claim against ASI governed by the internal affairs doctrine.

The Proposed Charter provides that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Combined Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’s stockholders; (iii) any action asserting a claim against the Combined Company arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action asserting a claim against the Combined Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action or proceeding will be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware).

ASI	Combined Company

Merger or Consolidation

In connection with any change of control transaction, shares of ASI Class F Common Stock, ASI Class A Common Stock, ASI Class B Common Stock and ASI Class C Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of ASI, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of ASI Common Stock, voting together as a single class, and by the affirmative vote of the holders of a majority of the outstanding shares of two of the following classes of stock: the ASI Class F Common Stock, the ASI Class A Common Stock and the ASI Class B Common Stock, each voting separately as a class. Any merger or consolidation of ASI with or into any other entity, which is not a change of control transaction, will require approval by the affirmative vote of the holders of a majority of the outstanding shares of ASI Common Stock.

In connection with any merger, consolidation, business combination or other similar transaction of the Combined Company with or into any other entity, shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Combined Company.

Dividends

Shares of ASI Common Stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any distribution paid or distributed by ASI, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of ASI Class F Common Stock, ASI Class A Common Stock, ASI Class B Common Stock and ASI Class C Common Stock, each voting separately as a class; provided, however, that in the event that a distribution is paid in the form of Common Stock (or rights to acquire Common Stock), then holders of ASI Class F Common Stock, ASI Class A Common Stock, ASI Class B Common Stock or ASI Class C Common Stock will receive ASI Common Stock of the same such class (or rights to acquire such stock, as the case may be), unless otherwise specified by the ASI board of directors.

Shares of Combined Company Common Stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any distribution paid or distributed by the Combined Company; provided, however, that in the event that a distribution is paid in the form of Combined Company Common Stock (or rights to acquire Combined Company Common Stock), then unless otherwise specified by the Combined Company’s board of directors, holders of Combined Company Class A Common Stock and Combined Company Class B Common Stock will receive Combined Company Common Stock of the same such class (or rights to acquire such stock, as the case may be) provided, such different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Combined Company Class A Common Stock and Combined Company Class B Common Stock, each voting separately as a class.

Rights Plan

Not applicable.	The Combined Company is authorized to issue blank check preferred stock, which would help enable the Combined Company to adopt a poison pill anti-takeover rights plan.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMBINED COMPANY SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Combined Company Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Combined Company at the time of, or at any time during the three months preceding, a sale and (ii) the Combined Company is subject to periodic reporting requirements under the Exchange Act for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as the Combined Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Combined Company Common Stock for at least six months but who are affiliates of the Combined Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of Combined Company Common Stock then outstanding; or
●	the average weekly reported trading volume of Combined Company Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Combined Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Combined Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

SAC anticipates that following the consummation of the Business Combination, the Combined Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of any of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Combined Company’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of the Combined Company’s board of directors or (iii) otherwise properly brought before such meeting by a stockholder present in person who (a) (1) was a record owner of shares of the Combined Company both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (b) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the annual meeting of stockholders of the Combined Company, the written notice under clause (iii)(a) above must be received by the secretary of the Combined Company at the principal executive offices:

●	not later than the 90th day; and
●	not earlier than the 120th day, before the one-year anniversary of the preceding year’s annual meeting, if such meeting is held not more than 30 days before, or not more than 60 days after the one-year anniversary of the preceding year’s annual meeting.

For any other annual meeting, notice of a stockholder proposal must be received no earlier than the 120th day prior to such annual meeting and no later than the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by the Combined Company.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the annual general meeting pursuant to Rule 14a-8 must be received at the principal office of the Combined Company a reasonable time before the Combined Company begins to print and send its proxy materials for such meeting and must comply with Rule 14a-8.

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for appointment at an annual meeting or at a special meeting (but only if the appointment of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to the secretary of the Combined Company in accordance with the Proposed Bylaws, which, in general, require that the notice be received by the secretary within the time periods for stockholder proposals (other than proposals pursuant to Rule 14a-8) described above under “—Stockholder Proposals.”

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the board of directors of SAC, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Southport Acquisition Corporation, 268 Post Road, Suite 200, Fairfield, CT 06824.

Stockholders and interested parties may communicate with the board of directors of ASI or the non-management directors as a group by writing to the board in care of Angel Studios, Inc., 295 W Center Street, Provo, Utah 84601.

Following the Business Combination, such communications should be sent to Angel Studios, Inc., 295 W Center Street, Provo, Utah 84601. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz, New York, New York, has passed upon the validity of the securities of the Combined Company offered by this joint proxy statement/prospectus and certain other legal matters related to this joint proxy statement/prospectus.

EXPERTS

The financial statements of Southport Acquisition Corporation as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 included in this joint proxy statement/prospectus have been so included in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding Southport Acquisition Corporation’s ability to continue as a going concern.

The consolidated financial statements of Angel Studios, Inc. as of December 31, 2023 and 2022, and for each of the years then ended, have been included in this joint proxy statement/prospectus in reliance upon the report of Tanner LLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, SAC and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of SAC’s annual report to stockholders and SAC’s proxy statement. Upon written or oral request, SAC will deliver a separate copy of the annual report to stockholders or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that SAC deliver single copies of such documents in the future. Stockholders may notify SAC of their requests by calling or writing SAC at its principal executive offices at 268 Post Road, Suite 200, Fairfield, CT 06824 or (917) 503-9722.

Pursuant to the rules of the SEC, ASI and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of ASI’s annual report to stockholders and ASI’s proxy statement. Upon written or oral request, ASI will deliver a separate copy of the annual report to stockholders or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that ASI deliver single copies of such documents in the future. Stockholders may notify ASI of their requests by calling or writing ASI at its principal executive offices at 295 W Center Street, Provo, UT 84601 or (760) 933-8437.

ASI APPRAISAL RIGHTS

Holders of ASI Class B Common Stock who do not wish to accept the transaction consideration provided for in the Merger Agreement and do not vote in favor of the adoption of the Merger Agreement should the Business Combination be consummated will not have rights to an appraisal of the fair value of their shares. Under the DGCL, appraisal rights are generally not available for the shares of any class or series listed on a national securities exchange or held of record by more than 2,000 holders if the holders thereof are required by the terms of an agreement of merger or consolidation to accept shares of stock of any other corporation that will be either listed on a national securities exchange or held of record by more than 2,000 holders. Because holders of ASI Class B Common Stock will receive Combined Company Class B Common Stock pursuant to the Merger Agreement, which will be held by more than 2,000 holders upon the consummation of the Business Combination, holders of ASI Class B Common Stock will not be entitled to appraisal rights in connection with the Business Combination.

Under the DGCL, if a holder of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock does not wish to accept the transaction consideration provided for in the Merger Agreement and does not vote in favor of the adoption of the Merger Agreement and the Business Combination is consummated, such stockholder has the right to seek appraisal of his, her or its shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock and to receive payment in cash for the fair value of his, her or its shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock. These rights are known as appraisal rights. The “fair value” of such shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the transaction consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock under the terms of the Merger Agreement. Holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock who wish to exercise appraisal rights, or preserve the ability to do so, must not vote in favor of the Merger Agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a holder of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex J to this joint proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock immediately prior to the effective time of the Business Combination as to which appraisal rights are asserted. A person having a beneficial interest in shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that where a merger agreement is to be submitted for approval at a meeting of stockholders, stockholders entitled to appraisal rights must be given notice that appraisal rights are available. The notice must be provided not less than 20 days before the stockholders meeting to vote on the Business Combination. This joint proxy statement/prospectus constitutes such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.

Following ASI’s receipt of sufficient votes to adopt the Merger Agreement, ASI will send all holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock who did not vote in favor of the adoption of the Merger Agreement and satisfy the other statutory conditions the notice regarding the receipt of such demands and the availability of appraisal rights. A holder of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock electing to exercise his, her or its appraisal rights will need to take action at that time in response to such notice, but this description is being provided to all holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not vote in favor of the Merger Agreement. As described below, you must also continue to hold your shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock through the effective date of the Business Combination.

If you elect to demand appraisal of your shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock, you must, before the vote with respect to the Business Combination is taken, make a written demand for the appraisal of your shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock to ASI, at the specific address included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A holder of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock wishing to exercise appraisal rights must hold of record the shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock that are the subject of such rights on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record such shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock through the effective date of the Business Combination. Appraisal rights will be lost if your shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights and the Business Combination is completed, your shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock (assuming that you hold them through the effective time of the Business Combination) will be converted into the right to receive the transaction consideration in respect thereof, as provided for in the Merger Agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a holder of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock wishing to exercise his, her or its appraisal rights must, before the vote with respect to the Business Combination is taken, make a written demand for the appraisal of his, her or its shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock. The demand must reasonably inform ASI of the identity of the stockholder of record and his, her or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock, fully and correctly, as the stockholder’s name appears on the ASI stock certificate(s) or electronic certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock in connection with the Business Combination. The demand cannot be made by the beneficial owner of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform ASI of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock are owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian), execution of the demand for appraisal should be made in that capacity. If shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock as a nominee for others may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock as to which appraisal is sought. Where no number of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock held in the name of the record holder. Stockholders who hold their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective date of the Business Combination, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the transaction consideration for his, her or its shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock by delivering to ASI a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Business Combination will require written approval of ASI. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the Business Combination, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any holder of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If ASI does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the transaction consideration for his, her or its shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock.

Within 120 days after the effective date of the Business Combination, either ASI (as the surviving corporation following the Business Combination) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon ASI. SAC has no present intent to cause ASI to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that ASI will file a petition. Accordingly, it is the obligation of the holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective date of the Business Combination, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from ASI a statement setting forth the aggregate number of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock not voted in favor of adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by ASI or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock may, in such person’s own name, file a petition for appraisal or request from ASI such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon ASI, ASI will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock and with whom agreements as to the value of their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock have not been reached. After notice is given to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock that are represented by stock certificates to submit such stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock, the Delaware Court of Chancery will appraise such shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock, determining their fair value as of the effective date of the Business Combination after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the ASI stock certificates or electronic certificates, as applicable, representing their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock. Holders of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock considering seeking appraisal should be aware that the fair value of their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock as determined under Section 262 of the DGCL could be more or less than or the same as the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. Unless the court, in its discretion, determines otherwise for good cause shown, interest from the effective date of the Business Combination through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Business Combination and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, ASI may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the transaction consideration.

Moreover, neither of SAC nor ASI anticipates offering more than the transaction consideration to any stockholder exercising appraisal rights and SAC and ASI reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock is less than the per share ASI Common Stock consideration.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of ASI Class A Common Stock, ASI Class C Common Stock or ASI Class F Common Stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus is part of a registration statement and constitutes a prospectus of SAC in addition to being a proxy statement of SAC for the SAC Special Meeting and the SAC Warrantholders Meeting and a proxy statement of ASI for the ASI Special Meeting. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this joint proxy statement/prospectus.

SAC files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. ASI files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the SEC website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

if you are a SAC stockholder or public warrantholder: Southport Acquisition Corporation 268 Post Road Suite 200 Fairfield, Connecticut 06824 Attn: Chief Executive Officer (917) 503-9722	if you are an ASI stockholder: Angel Studios, Inc. 295 W Center St. Provo, Utah 84601 Attn: Investor Relations (760) 933-8437

In addition, if you have questions about the Business Combination or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Sodali, the proxy solicitor for SAC, or ASI’s Investor Relations, by calling (760) 933-8437 or by emailing investorrelations@angel.com, in writing or by telephone at the appropriate address below:

if you are a SAC stockholder or public warrantholder:

Sodali & Co

333 Ludlow Street

5th Floor, South Tower

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call collect: (203) 658-9400

Email: PORT.info@investor.sodali.com

if you are an ASI stockholder: Angel Studios, Inc. 295 W Center St. Provo, Utah 84601 Attention: Investor Relations Email: investorrelations@angel.com (760) 933-8437

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the SAC Special Meeting, the SAC Warrantholders Meeting or the ASI Special Meeting, as applicable. This means that SAC stockholders requesting documents must do so by [__], 2025, in order to receive them before the SAC Special Meeting, SAC public warrantholders requesting documents must do so by [__], 2025, in order to receive them before the SAC Warrantholders Meeting, and ASI stockholders requesting documents must do so by [__], 2025, in order to receive them before the ASI Special Meeting.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [__], 2024, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to SAC stockholders, SAC public warrantholders or ASI stockholders, nor the issuance by the Combined Company of shares of Combined Company Common Stock pursuant to the Merger Agreement, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding ASI has been provided by ASI, and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding SAC has been provided by SAC.

SOUTHPORT ACQUISITION CORPORATION

INDEX TO FINANCIAL STATEMENTS

UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2024
Condensed Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-3
Condensed Statements of Operations for the three and six months ended June 30, 2024 and 2023	F-4
Condensed Statements of Changes in Common Stock Subject to Possible Redemption and Stockholders’ Deficit for the three and six months ended June 30, 2024 and 2023	F-5
Condensed Statements of Cash Flows for the six months ended June 30, 2024 and 2023	F-6
Notes to Condensed Financial Statements	F-7

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023
Report of Independent Registered Public Accounting Firm (BDO USA, P.C.; New York, New York; PCAOB ID#243)	F-25
Financial Statements:
Balance Sheets as of December 31, 2023 and 2022	F-26
Statements of Operations for the years ended December 31, 2023 and 2022	F-27
Statements of Changes in Common Stock Subject to Possible Redemption and Stockholders’ Deficit for the years ended December 31, 2023 and 2022	F-28
Statements of Cash Flows for the years ended December 31, 2023 and 2022	F-29
Notes to Financial Statements	F-30

SOUTHPORT ACQUISITION CORPORATION

CONDENSED BALANCE SHEETS

	June 30, 2024	December 31,
	(unaudited)	2023
ASSETS
Current Assets:
Cash	$490,693	$2,171,553
Prepaid expenses	130,720	—
Total Current Assets	621,413	2,171,553
Non-Current Assets:
Marketable securities held in Trust Account	12,729,617	44,709,805
Total Non-current Assets	12,729,617	44,709,805
TOTAL ASSETS	$13,351,030	$46,881,358
LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$444,950	$2,251,823
Accounts payable	217,923	99,468
Accrued offering costs	184,047	184,047
Due to related party	270,590	236,233
Administrative support fee – related party	321,500	231,500
Excise tax liability	2,299,092	1,976,947
Total Current Liabilities	3,738,102	4,980,018
Non-current liabilities:
Warrant liability	464,000	580,500
Total Non-current Liabilities	464,000	580,500
TOTAL LIABILITIES	4,202,102	5,560,518
Commitments and Contingencies (Note 8)
Class A common stock subject to possible redemption; 200,000,000 shares authorized; 1,163,113 and 4,150,065 shares issued and outstanding subject to possible redemption at redemption value as of June 30, 2024 and December 31, 2023, respectively	12,729,617	44,709,805
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 4,200,000 issued and outstanding (excluding 1,163,113 shares subject to possible redemption) as of June 30, 2024 and 4,200,000 issued and outstanding (excluding 4,150,065 shares subject to possible redemption) as of December 31, 2023	420	420
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,550,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023	155	155
Additional paid-in capital	645,650	760,971
Accumulated deficit	(4,226,914)	(4,150,511)
Total Stockholders’ Deficit	(3,580,689)	(3,388,965)
TOTAL LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$13,351,030	$46,881,358

The accompanying notes are an integral part of these unaudited condensed financial statements.

SOUTHPORT ACQUISITION CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months		For the Six Months
	Ended		Ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating costs:
Insurance expense	$80,138	$98,532	$175,289	$227,594
Administrative expense	7,079	98,311	113,828	120,403
Administrative expense – related party	45,000	—	90,000	—
Legal and accounting expenses	82,785	78,770	143,331	155,441
Franchise tax expense	50,000	49,863	125,874	99,178
Listing fees	21,250	42,500	42,500	42,500
Bank fees	1,476	2,163	3,480	3,800
Total expenses	287,728	370,139	694,302	648,916
Loss from operations	(287,728)	(370,139)	(694,302)	(648,916)
Other income (loss):
Change in fair value of warrant liability	(331,450)	141,150	116,500	(400,950)
Non-redemption agreement expense	—	(386,961)	(274,973)	(386,961)
Dividend income on marketable securities held in Trust Account	163,615	2,864,209	723,522	5,389,508
Other (expense) income	(167,835)	2,618,398	565,049	4,601,597
(Loss) Income before provision for income taxes	(455,563)	2,248,259	(129,253)	3,952,681
Provision for income taxes	(49,421)	(591,012)	(114,124)	(1,110,969)
Net (loss) income	$(504,984)	$1,657,247	(243,377)	2,841,712
Weighted average shares outstanding of redeemable Class A common stock	1,163,113	18,650,015	2,377,588	20,812,991
Basic and diluted net income per share, redeemable Class A common stock (see Note 2)	$0.04	$0.10	0.04	0.16
Weighted average shares outstanding of non-redeemable Class A and Class B common stock	5,750,000	5,750,000	5,750,000	5,750,000
Basic and diluted net loss per share, non-redeemable Class A and Class B common stock (see Note 2)	$(0.10)	$(0.03)	(0.06)	(0.08)

The accompanying notes are an integral part of these unaudited condensed financial statements.

SOUTHPORT ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CHANGES IN COMMON STOCK SUBJECT TO POSSIBLE
REDEMPTION AND STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

	Class A common stock
	Subject to possible						Additional		Total
	Redemption		Class A common stock		Class B common stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2024	4,150,065	$44,709,805	4,200,000	$420	1,550,000	$155	$760,971	$(4,150,511)	$(3,388,965)
Sponsor capital contribution for non-redemption agreements	—	—	—	—	—	—	274,973	—	274,973
Sponsor cash capital contribution	—	—	—	—	—	—	235,647	—	235,647
Redemption of Class A common stock	(2,986,952)	(32,214,591)	—	—	—	—	—	—	—
Excise tax liability	—	—	—	—	—	—	—	(322,145)	(322,145)
Trust Account withdrawal for tax payments	—	(489,119)	—	—	—	—	—	489,119	489,119
Remeasurement of Class A common stock subject to possible redemption	—	559,907	—	—	—	—	(559,907)	—	(559,907)
Net income	—	—	—	—	—	—	—	261,607	261,607
Balance – March 31, 2024	1,163,113	$12,566,002	4,200,000	$420	1,550,000	$155	$711,684	$(3,721,930)	$(3,009,671)
Sponsor cash capital contribution	—	—	—	—	—	—	97,581	—	97,581
Remeasurement of Class A common stock subject to possible redemption	—	163,615	—	—	—	—	(163,615)	—	(163,615)
Net income	—	—	—	—	—	—	—	(504,984)	(504,984)
Balance – June 30, 2024	1,163,113	$12,729,617	4,200,000	$420	1,550,000	$155	$645,650	$(4,226,914)	$(3,580,689)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Class A common stock
	Subject to possible						Additional		Total
	Redemption		Class A common stock		Class B common stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2023	23,000,000	$237,984,513	—	$—	5,750,000	$575	$—	$(1,457,152)	$(1,456,577)
Remeasurement of Class A common stock subject to possible redemption	—	2,525,300	—	—	—	—	—	(2,525,300)	(2,525,300)
Net income	—	—	—	—	—	—	—	1,184,465	1,184,465
Balance – March 31, 2023	23,000,000	240,509,813	—	—	5,750,000	575	—	(2,797,987)	(2,797,412)
Sponsor conversion of Class B common stock	—	—	4,200,000	420	(4,200,000)	(420)	—	—	—
Sponsor capital contribution for non-redemption agreements	—	—	—	—	—	—	386,961	—	386,961
Redemption of Class A common stock	(18,849,935)	(197,694,657)	—	—	—	—	—	—	—
Remeasurement of Class A common stock subject to possible redemption	—	2,404,208	—	—	—	—	(386,961)	(2,017,247)	(2,404,208)
Net income	—	—	—	—	—	—	—	1,657,247	1,657,247
Balance – June 30, 2023	4,150,065	$45,219,364	4,200,000	$420	1,550,000	$155	$—	$(3,157,987)	$(3,157,412)

The accompanying notes are an integral part of these unaudited condensed financial statements.

SOUTHPORT ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months
	Ended
	June 30,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(243,377)	$2,841,712
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Accrued dividend on marketable securities held in Trust Account	(54,200)	(1,005,796)
Change in fair value of warrant liabilities	(116,500)	400,950
Non-redemption agreement expense	274,973	386,961
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(1,688,418)	1,431,240
Administrative support fee – related party	90,000	—
Due to related party	34,357	51,657
Prepaid expenses	(130,720)	227,594
Net cash (used in) provided by operating activities	(1,833,885)	4,334,318
Cash Flows from Investing Activities:
Purchases of marketable securities held in Trust Account	(669,322)	(4,383,712)
Proceeds from marketable securities held in Trust Account	32,703,710	460,000
Net cash provided by (used in) investing activities	32,034,388	(3,923,712)
Cash Flows from Financing Activities:
Payment to Class A common stockholders for redemptions	(32,214,591)	—
Cash capital contribution from Sponsor	333,228	—
Net cash (used in) financing activities	(31,881,363)	—
Net Change in Cash	(1,680,860)	410,606
Cash – Beginning of period	2,171,553	50,858
Cash – End of period	$490,693	$461,464
Supplemental Non-Cash Investing and Financing Activities:
Remeasurement of Class A common stock subject to possible redemption	$723,522	$4,929,508
Share redemption payable	$—	$197,694,657
Trust Account withdrawal for tax payments	$489,119	$—
Excess fair value of Class B common stock transferred by Sponsor	$274,973	$386,961
Excise tax liability	$322,145	$—
Supplemental Cash Flow Information:
Cash paid for taxes	$2,201,810	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

SOUTHPORT ACQUISTION CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Note 1.Description of Organization and Business Operations

Southport Acquisition Corporation (the “Company”) is a blank check company formed in Delaware on April 13, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2024, the Company had not yet commenced any operations. All activity from inception through June 30, 2024 related to the Company’s formation, initial public offering (the “IPO”), and pursuit of a target company to effect a Business Combination.

The registration statement for the Company’s IPO was declared effective on December 9, 2021. On December 14, 2021, the Company consummated the IPO, which involved the Company’s sale of 23,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $230,000,000, which is discussed in Note 3. The 23,000,000 Units sold by the Company include 3,000,000 Units purchased by the underwriter for the IPO pursuant to the full exercise of its option to purchase up to 3,000,000 additional Units to cover over-allotments. Simultaneously with the closing of the IPO, the Company consummated the private sale of an aggregate of 11,700,000 warrants (the “Private Placement Warrants”) to Southport Acquisition Sponsor LLC (the “Sponsor”) at a price of $1.00 per Private Placement Warrant, generating proceeds to the Company of $11,700,000.

Following the closing of the IPO on December 14, 2021, $234,600,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States, which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares (as defined in Note 3) properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (a) to modify the substance or timing of the Company’s obligation to provide its public stockholders the right to have their Public Shares redeemed in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial Business Combination within 18 months from December 14, 2021 or during any extended time that the Company has to consummate its initial Business Combination beyond such 18-month period (the “Combination Period”).

On June 9, 2023 (the “Special Meeting”), the Company’s stockholders approved a proposal to amend the Company’s amended and restated certificate of incorporation (the “Extension Amendment Proposal”) to extend the time that the Company has to consummate its initial Business Combination (the “Extension”) from June 14, 2023 to September 14, 2023 and to allow the board of directors of the Company, without another stockholder vote, to elect to further extend the date to consummate an initial Business Combination after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024, providing the Company a 21-month period (or up to 27-month period) from the closing of the IPO to consummate its initial Business Combination.

Prior to the Special Meeting, on May 25, 2023, the Company and the Sponsor entered into voting and non-redemption agreements (the “Non-Redemption Agreements”) with unaffiliated third parties in exchange for such third parties agreeing (i) not to redeem an aggregate of 4,000,000 shares of Class A common stock sold in its initial public offering (the “Non-Redeemed Shares”) in connection with the Special Meeting and (ii) to vote in favor of the Extension Amendment Proposal and the Extension at the Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to such third parties an aggregate of up to 1,499,996 shares of Class B common stock held by the Sponsor, with 500,000 of such shares to be transferred to such third parties promptly upon consummation of the Extension, and an additional 166,666 shares to be transferred to such third parties monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of the Company elects to further extend the deadline to consummate an initial Business Combination at or prior to such date, in each case, if such third parties continue to hold such Non-Redeemed Shares through the Special Meeting.

In connection with the Special Meeting and the entry into the Non-Redemption Agreements, on May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 shares of the Company’s Class B common stock held by it on a one-for-one basis into shares of the Company’s Class A common stock (the “Conversion”). After giving effect to the Conversion, the Company had an aggregate of 27,200,000 shares of Class A common stock issued and outstanding, comprised of 4,200,000 shares held by the Sponsor and not subject to possible redemption and 23,000,000 shares of Class A common stock subject to possible redemption, and 1,550,000 shares of Class B common stock issued and outstanding. In connection with the Special Meeting, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197,694,657, resulting in 4,150,065 shares of Class A common stock issued and outstanding and subject to possible redemption. Continental Stock Transfer & Trust Company (the “Trustee”) processed the redemptions and withdrew the $197,694,657 payable to the holders redeeming 18,849,935 shares of Class A common stock on July 7, 2023.

Prior to March 31, 2024, the board of directors of the Company approved six monthly extensions to extend the time the Company had to consummate an initial Business Combination from September 14, 2023 to March 14, 2024. In connection with each of the six monthly extensions, the Sponsor transferred 166,666 shares of the Company’s Class B common stock held by the Sponsor to unaffiliated third parties in accordance with the Non-Redemption Agreements.

In addition, on March 14, 2024, the Company’s stockholders approved a proposal to amend the Company’s amended and restated certificate of incorporation to further extend the time that the Company has to consummate its initial Business Combination from March 14, 2024 to December 14, 2024.

In connection with the vote to extend the time that the Company has to consummate its initial Business Combination from March 14, 2024 to December 14, 2024, the holders of 2,986,952 shares of Class A common stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32,214,591, resulting in 1,163,113 shares of Class A common stock issued and outstanding and subject to possible redemption. Accordingly, as of June 30, 2024, there were 5,363,113 shares of Class A common stock issued and outstanding (including 1,163,113 shares of Class A common stock subject to possible redemption) and $12,729,617 held in the Trust Account.

On April 8, 2024, the New York Stock Exchange (the “NYSE”) filed a Form 25 to delist the Company’s Class A common stock, warrants, with each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50, subject to adjustment (“Warrants”) and Units, each consisting of one share of Class A common stock and one-half of one Warrant and remove such securities from registration under Section 12(b) of the Exchange Act. The delisting became effective 10 days after the filing of the Form 25. The deregistration of the Company’s Class A common stock, Warrants and Units under Section 12(b) of the Exchange Act became effective 90 days after the Form 25 filing. Upon deregistration of the Company’s securities under Section 12(b) of the Exchange Act, the Company’s securities will remain registered under Section 12(g) of the Exchange Act. The Company’s Class A common stock, Warrants and Units began trading on the OTC Pink Marketplace on or about March 22, 2024 under the symbols “PORT”, “PORTW” and “PORTU”, respectively.

Risks and Uncertainties

Management is currently evaluating the impact of the Russia-Ukraine war, the war in Israel, interest rate fluctuations, and the recently adopted Securities and Exchange Commission (the “SEC”) rules and amendments affecting special purpose acquisition corporations like the Company, and has concluded that while it is reasonably possible that such matters could have a negative effect on the Company’s financial position, cash flows, results of its operations and/or search for a target company, the specific impacts are not readily determinable as of June 30, 2024. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

On July 7, 2023, 18,849,935 shares of Class A common stock were redeemed by the Company’s stockholders for a total of $197,694,657 in connection with the stockholder vote to approve the Company’s Extension Amendment Proposal. On March 14, 2024, 2,986,952 shares of Class A common stock were redeemed by the Company’s stockholders for a total of $32,214,591 in connection with the stockholder vote to further extend the time that the Company has to consummate its initial Business Combination from March 14, 2024 to December 14, 2024. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists, the likelihood that the future events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing an initial Business Combination as of June 30, 2024 and determined that a contingent liability should be calculated and recorded. As of June 30, 2024, the Company recorded $2,299,092 of excise tax liability calculated as 1% of shares redeemed.

Going Concern

As of June 30, 2024 and December 31, 2023, the Company had cash of $490,693 and $2,171,553, respectively, and working capital deficit of $3,116,689 and $2,808,465, respectively. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that these financial statements are issued. Management plans to address this uncertainty through capital contributions or working capital loans whereby, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors can, but are not obligated to, loan the Company funds as may be required (see Note 5). However, there is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period.

Note 2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the SEC on April 1, 2024, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2023 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. The interim results for the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $490,693 and $2,171,553 of cash and no cash equivalents as of June 30, 2024 and December 31, 2023, respectively.

Marketable Securities Held in Trust Account

Following the closing of the IPO on December 14, 2021, an amount of $234,600,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to provide its public stockholders the right to have their Public Shares redeemed in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial Business Combination within the Combination Period.

In connection with the vote to approve the Extension Amendment Proposal, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.49 per share of Class A common stock, for an aggregate redemption amount of $197,694,657. The Trustee redeemed $197,694,657 of marketable securities held in the Trust Account to pay the holders redeeming 18,849,935 shares of Class A common stock on July 7, 2023.

In connection with the stockholder vote to further extend the time that the Company has to consummate its initial Business Combination from March 14, 2024 to December 14, 2024, the holders of 2,986,952 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.79 per share of Class A common stock, for an aggregate redemption amount of $32,214,591. The Trustee redeemed the $32,214,591 of marketable securities held in the Trust Account to pay the holders redeeming 2,986,952 shares of Class A common stock on March 27, 2024.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement” (“ASC 820”), approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. As of June 30, 2024 and December 31, 2023, derivative liabilities are comprised of the warrant liability of $464,000 and $580,500, respectively.

Warrant Liability

The Company accounts for warrants for the Company’s common stock that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the common stock warrants. At that time, the portion of the warrant liability related to the common stock warrants will be reclassified to additional paid-in capital.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2024 and December 31, 2023, 1,163,113 and 4,150,065 shares of Class A common stock subject to possible redemption is presented, at redemption value, as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet, respectively.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit. On June 9, 2023, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.49 per share of Class A common stock, for an aggregate redemption amount of $197,694,657. On March 14, 2024, the holders of 2,986,952 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.79 per share of Class A common stock, for an aggregate redemption amount of $32,214,591. For the six months ended June 30, 2024, the Company has recorded accretion of $723,522.

As of June 30, 2024 and December 31, 2023, the Class A common stock, classified as temporary equity in the condensed balance sheets, are reconciled in the following tables:

Class A common stock subject to possible redemption, December 31, 2022	237,984,513
Remeasurement of Class A common stock subject to possible redemption	6,707,678
Share redemptions payable	(197,694,657)
Trust Account withdrawal for tax payments	(2,287,729)
Class A common stock subject to possible redemption, December 31, 2023	44,709,805
Redemption of Class A common stock	(32,214,591)
Trust Account withdrawal for tax payments	(489,119)
Remeasurement of Class A common stock subject to possible redemption	723,522
Class A common stock subject to possible redemption, June 30, 2024	$12,729,617

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024.

Net Income (Loss) Per Common Stock

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share”. The condensed statements of operations include a presentation of income per Class A redeemable common stock and income (loss) per non-redeemable common stock following the two-class method of income (loss) per common stock. In order to determine the net income (loss) attributable to both the Class A redeemable common stock and non-redeemable common stock, the Company first considered the total income allocable to both sets of stock. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the Class A common stock subject to possible redemption was treated as dividends paid to the public stockholders. Subsequent to calculating the total income (loss) allocable to both sets of stock, the Company split the amount to be allocated using the weighted average shares outstanding ratio for the Class A redeemable common stock and for the non-redeemable Class A and Class B common stock for the three and six months ended June 30, 2024 and 2023, as a result of shareholder redemptions.

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts):

For the Three Months Ended
June 30, 2024
Net loss	$(504,984)
Less: Remeasurement of Class A redeemable shares to redemption value	(163,615)
Net loss including accretion of Class A redeemable shares to redemption value	$(668,599)

	For the Three Months Ended
	June 30, 2024
	Class A	Class A and Class B
	Redeemable Shares	Non-redeemable shares	Total
Total number of shares	1,163,113	5,750,000	6,913,113
Weighted average shares ratio	17%	83%	100%
Net loss allocated based on weighted average shares ratio	$(84,962)	$(420,022)	$(504,984)
Less: Remeasurement of Class A redeemable shares to redemption value based on weighted average shares ratio	(27,528)	(136,087)	(163,615)
Plus: Accretion applicable to remeasurement of Class A redeemable shares to redemption value	163,615	—	163,615
Total income (loss) based on weighted average shares ratio	$51,125	$(556,109)	$(504,984)
Weighted average shares outstanding	1,163,113	5,750,000
Basic and diluted net income (loss) per share	$0.04	$(0.10)

For the Six Months Ended
June 30, 2024
Net loss	$(243,377)
Plus: Trust Account withdrawals for tax payments	489,119
Less: Remeasurement of Class A redeemable shares to redemption value	(723,522)
Net loss including accretion of Class A redeemable shares to redemption value	$(477,780)

	For the Six Months Ended
	June 30, 2024
	Class A	Class A and Class B
	Redeemable Shares	Non-redeemable shares	Total
Total number of shares	1,163,113	5,750,000	6,913,113
Weighted average shares ratio	29%	71%	100%
Net loss allocated based on weighted average shares ratio	$(71,196)	$(172,181)	$(243,377)
Plus: Trust Account withdrawals for tax payments based on weighted average shares ratio	143,083	346,036	489,119
Less: Remeasurement of Class A redeemable shares to redemption value based on weighted average shares ratio	(211,654)	(511,868)	(723,522)
Less: Accretion applicable to Trust Account withdrawals for tax payments	(489,119)	—	(489,119)
Plus: Accretion applicable to remeasurement of Class A redeemable shares to redemption value	723,522	—	723,522
Total income (loss) based on weighted average shares ratio	$94,636	$(338,013)	$(243,377)
Weighted average shares outstanding	2,377,588	5,750,000
Basic and diluted net income (loss) per share	$0.04	$(0.06)

For the Three Months Ended
June 30, 2023
Net income	$1,657,247
Less: Remeasurement of Class A redeemable shares to redemption value	(2,404,208)
Net income excluding accretion of Class A redeemable shares to redemption value	$(746,961)

	For the Three Months Ended
	June 30, 2023
	Class A	Class A and Class B
	Redeemable Shares	Non-redeemable shares	Total
Total number of shares	4,150,065	5,750,000	9,900,065
Weighted average shares ratio	76%	24%	100%
Net income allocated based on weighted average shares ratio	$1,266,708	$390,539	$1,657,247
Less: Accretion allocation based on weighted average shares ratio	(1,837,643)	(566,565)	(2,404,208)
Plus: Accretion applicable to Class A redeemable shares	2,404,208	—	2,404,208
Total income (loss) based on weighted average shares ratio	$1,833,273	$(176,026)	$1,657,247
Weighted average shares outstanding	18,650,015	5,750,000
Basic and diluted net income (loss) per share	$0.10	$(0.03)

For the Six Months Ended
June 30, 2023
Net income	$2,841,712
Less: Remeasurement of Class A redeemable shares to redemption value	(4,929,508)
Net income excluding accretion of Class A redeemable shares to redemption value	$(2,087,796)

	For the Six Months Ended
	June 30, 2023
	Class A	Class A and Class B
	Redeemable Shares	Non-redeemable shares	Total
Total number of shares	4,150,065	5,750,000	9,900,065
Weighted average shares ratio	78%	22%	100%
Net income allocated based on weighted average shares ratio	$2,226,576	$615,136	$2,841,712
Less: Accretion allocation based on weighted average shares ratio	(3,862,435)	(1,067,073)	(4,929,508)
Plus: Accretion applicable to Class A redeemable shares	4,929,508	—	4,929,508
Total income (loss) based on weighted average shares ratio	$3,293,649	$(451,937)	$2,841,712
Weighted average shares outstanding	20,812,991	5,750,000
Basic and diluted net income (loss) per share	$0.16	$(0.08)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2024, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.

Note 3.Initial Public Offering

At the closing of the IPO on December 14, 2021, the Company sold 23,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value (each a “Public Share”), and one-half of one warrant of the Company (each a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Upon the closing of the IPO on December 14, 2021, $234,600,000 ($10.20 per Unit sold in the IPO) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account. The amounts held in the Trust Account will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. As of June 30, 2024 and December 31, 2023, $12,729,617 and $44,709,805 was held in the Trust Account, respectively. In addition, as of June 30, 2024 and December 31, 2023, $490,693 and $2,171,553 of cash was not held in the Trust Account and is available for working capital purposes, respectively.

Transaction costs of the IPO amounted to $13,935,218 consisting of $4,600,000 of underwriting discount, $8,050,000 of deferred underwriting discount and $1,285,218 of actual offering costs. On August 22, 2022, the underwriter delivered a letter to the Company pursuant to which the underwriter waived its entitlement to the payment of the deferred underwriting discount (see Note 8).

Note 4.Private Placement

The Sponsor purchased an aggregate of 11,700,000 Private Placement Warrants at a price of $1.00 per warrant ($11,700,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO.

Each Private Placement Warrant is exercisable for one whole Class A common stock at a price of $11.50 per share, subject to adjustment. $9,200,000 of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the IPO placed in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants and the underlying securities will expire worthless. The Private Placement Warrants are non-redeemable (except as described in Note 7 below under “—Redemption of warrants for Class A common stock when the price per Class A common stock equals or exceeds $10.00”) and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Note 5.Related Party Transactions

Founder Shares

On May 27, 2021, the Company issued an aggregate of 7,187,500 shares of Class B common stock to the Sponsor for a purchase price of $25,000. On November 25, 2021, the Sponsor surrendered 1,437,500 shares of the Company’s Class B common stock for no consideration, resulting in there being an aggregate of 5,750,000 shares of the Company’s Class B common stock outstanding (the “Founder Shares”), up to 750,000 of which were then subject to forfeiture to the extent that the over-allotment option is not exercised in full by the underwriter for the IPO. On December 13, 2021, the underwriter for the IPO exercised its over-allotment option in full, with the related closing of the additional 3,000,000 covered by the option occurring on December 14, 2021. Accordingly, no Founder Shares remain subject to forfeiture. On May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 Founder Shares held by it on a one-for-one basis into shares of the Company’s Class A common stock. After giving effect to such conversion, the Company had 1,550,000 shares of Class B common stock issued and outstanding.

The Sponsor agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Related Party Loans

The Sponsor agreed to loan the Company an aggregate of up to $350,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the completion of the IPO. The Company fully repaid the outstanding balance on the Note on December 14, 2021.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant. If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of June 30, 2024 and December 31, 2023, no Working Capital Loans were outstanding.

Due to Related Party

The Sponsor has made tax payments, payments to various vendors on behalf of the Company, and transferred funds to the Company. As of June 30, 2024 and December 31, 2023, the Company owed $270,590 and $236,233, respectively.

Administrative Support Agreement

Commencing on December 10, 2021 and until completion of the Company’s initial Business Combination or liquidation, the Company is required to pay the Sponsor $15,000 per month for administrative support and services. The Company pays the Sponsor for rent and costs incurred under the administrative support and services agreement. For the three and six months ended June 30, 2024, the Company has paid $0 under the agreement. For the three and six months ended June 30, 2023, the Company has paid $10,500 under the agreement. The Company has accrued $321,500 and $231,500 related to the unpaid amounts under the administrative support agreement as of June 30, 2024 and December 31, 2023, respectively, which is recorded to administrative support fee – related party liability on the balance sheets. The Sponsor will not be paid for any unpaid amounts in the event an initial business combination is not consummated.

Sponsor Cash Capital Contribution

As of June 30, 2024, the Sponsor made capital contributions of $1,133,228 to the Company to fund outstanding payments to the Company’s vendors. The Sponsor made $97,581 and $333,228 of contributions for the three and six months ended June 30, 2024, respectively. The Sponsor made $0 of contributions for the three and six months ended June 30, 2023. The Sponsor intends to continue providing cash to satisfy working capital obligations as needed through capital contributions. The Company has recorded the cash received from the Sponsor as a capital contribution in additional paid-in capital.

Note 6.Stockholders’ Equity

Preferred stock — The Company is authorized to issue up to 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At June 30, 2024 and December 31, 2023, there were no shares of preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue up to 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. On May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 shares of the Company’s Class B common stock held by it on a one-for-one basis into shares of the Company’s Class A common stock, resulting in an aggregate of 27,200,000 shares of Class A common stock issued and outstanding, of which 4,200,000 shares were held by the Sponsor and not subject to possible redemption and 23,000,000 shares were subject to possible redemption. On June 9, 2023, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for cash in connection with the vote on the Extension Amendment Proposal, resulting in 4,150,065 shares of Class A common stock issued and outstanding and subject to possible redemption. On March 14, 2024, the holders of 2,986,952 shares of Class A common stock properly exercised their right to redeem their shares for cash in connection with the vote to extend the time that the Company has to complete an initial Business Combination from March 14, 2024 to December 14, 2024, resulting in 1,163,113 shares of Class A common stock issued and outstanding and subject to possible redemption. Accordingly, at June 30, 2024 and December 31, 2023, there were 5,363,113 and 8,350,065 shares of Class A common stock issued and outstanding, including 1,163,113 and 4,150,065 shares of Class A common stock subject to possible redemption, respectively.

Class B common stock — The Company is authorized to issue up to 20,000,000 shares of Class B, $0.0001 par value, common stock. Holders of the Company’s common stock are entitled to one vote for each share. On May 27, 2021, the Company issued an aggregate of 7,187,500 shares of Class B common stock to the Sponsor for a purchase price of $25,000. On November 25, 2021, the Sponsor surrendered 1,437,500 shares of Class B common stock for no consideration, resulting in there being an aggregate of 5,750,000 shares of Class B common stock outstanding. On May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 shares of the Company’s Class B common stock held by it on a one-for-one basis into shares of the Company’s Class A common stock, resulting in an aggregate of 1,550,000 shares of Class B common stock issued and outstanding. Accordingly, as of June 30, 2024 and December 31, 2023, there were 1,550,000 shares of Class B common stock issued and outstanding.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of the Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. In the case that additional shares of the Company’s Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of an initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as converted basis, 20% of the sum of the total number of all shares of the Company’s common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with an initial Business Combination (net of the number of shares of Class A common stock redeemed in connection with an initial Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any warrants issued upon the conversion of Working Capital Loans. Holders of shares of Class B common stock may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time prior to a Business Combination.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

Note 7.Warrants

The Company accounts for 23,200,000 warrants issued in connection with the IPO (11,500,000 Public Warrants and the 11,700,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. Offering costs were allocated to the Class A common stock and Public Warrants, and the amounts allocated to the Public Warrants was expensed immediately. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

Warrants – Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or the Company’s liquidation.

The Company is not obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No Public Warrants are exercisable for cash or on a cashless basis, and the Company is not obligated to issue any shares of Class A common stock to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The registration statement for the IPO (the “IPO Registration Statement”) registered the sale for the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file a post-effective amendment to the IPO Registration Statement or a new registration statement, in the Company’s discretion, with the SEC, under the Securities Act covering the sale of the Class A common stock issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause such post-effective amendment or new registration statement, as the case may be, to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per Public Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Redemption of warrants when the price per Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.10 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
●	if the last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the sale of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period (or, in the case of a redemption described above under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00,” the Company requires or permits the Public Warrants to be exercised on a cashless basis as described below), except, in the case of a redemption described above under “Redemption of warrants when the price per Class A common stock equals or exceeds $10.00,” if the sale of those shares of Class A common stock pursuant to the cashless exercise of the warrants is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the sale of the shares of Class A common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state securities laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, the Company’s management will have the option to require or permit all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, (i) in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance, and (ii) without taking into account the transfer of Founder Shares or Private Placement Warrants (including if such transfer is effectuated as a surrender to the Company and subsequent reissuance by the Company) by the Sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the greater of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable in certain redemption scenarios and exercisable on a cashless basis so long as they are held by the initial purchasers thereof or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers thereof or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

If a tender offer, exchange or redemption offer shall have been made to and accepted by the holders of the Class A common stock and upon completion of such offer, the offeror owns beneficially more than 50% of the outstanding Class A common stock, the holder of the warrant shall be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant had been exercised, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to the offer. If less than 70% of the consideration receivable by the holders of the Class A common stock in the applicable event is payable in the form of common equity in the successor entity that is listed on a national securities exchange or is quoted in an established over-the-counter market, and if the holder of the warrant properly exercises the warrant within thirty days following the public disclosure of the consummation of the applicable event by the Company, the warrant exercise price shall be reduced by an amount equal to the difference (but in no event less than zero) of (i) the warrant price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined in the warrant agreement) minus (B) the value of the warrant based on the Black-Scholes Warrant Value for a Capped American Call on Bloomberg Financial Markets.

The Company expects to account for the Public Warrants and Private Placement Warrants as liabilities in accordance with the guidance contained in ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity”. Because the Company does not control the occurrence of events, such as a tender offer or exchange, that may trigger cash settlement of the warrants where not all of the stockholders also receive cash, the warrants do not meet the criteria for equity treatment thereunder, as such, the warrants must be recorded as derivative liability.

Additionally, certain adjustments to the settlement amount of the Private Placement Warrants are based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under ASC 815-40, and thus the Private Placement Warrants are not considered indexed to the Company’s own stock and not eligible for an exception from derivative accounting.

The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the issuance of the warrants at the closing of this offering. Accordingly, the Company classifies each warrant as a liability at its fair value. The Public Warrants will be allocated a portion of the proceeds from the issuance of the Units equal to its fair value determined with the assistance of a professional independent valuation firm. The warrant liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company reassess the classification of the warrants at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification. There has been no change in the classification of the warrants as of June 30, 2024.

Note 8.Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of the underlying securities thereof, as applicable) are entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2021, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company is not required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the date of the IPO to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discount. On December 13, 2021, the underwriter exercised the option in full, closing the sale of the 3,000,000 additional Units on December 14, 2021. The underwriter was paid an underwriting commission of $4,600,000 upon the closing of the IPO. In addition, the underwriter was entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate, payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On August 22, 2022, the underwriter delivered a letter to the Company pursuant to which the underwriter waived its entitlement to the payment of the deferred underwriting fee. The $8,050,000 waived fee was recorded to accumulated deficit.

Non-redemption Agreements

On May 25, 2023, the Company and the Sponsor entered into Non-Redemption Agreements with unaffiliated third parties in exchange for such third parties agreeing (i) not to redeem an aggregate of 4,000,000 shares of Class A common stock sold in its initial public offering (the “Non-Redeemed Shares”) in connection with the Special Meeting and (ii) to vote in favor of the Extension Amendment Proposal and the Extension at the Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor has agreed to transfer to such third parties an aggregate of up to 1,499,996 shares of Class B common stock held by the Sponsor, with 500,000 of such shares to be transferred to such third parties promptly upon consummation of the Extension, and an additional 166,666 shares to be transferred to such third parties monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of the Company elects to further extend the deadline to consummate an initial Business Combination at or prior to such date, in each case, if such third parties continue to hold such Non-Redeemed Shares through the Special Meeting.

The Company previously had extended the deadline six times, to March 14, 2024, resulting in a total of 1,499,996 shares of Class B common stock being transferred to such third parties.

The Company accounted for the Non-Redemption Agreements in accordance with Staff Accounting Bulletin Topic 5T (“SAB Topic 5T”). The Company considered the Sponsor’s transfer of Class B common stock to the unaffiliated third parties in exchange for the Non-Redemption Agreements as a capital contribution by the Sponsor, and recognized the excess fair value of the transferred Class B common stock as a non-redemption agreement expense on the condensed statements of operations. The Company determined the excess fair value of the 1,499,996 shares of Class B common stock transferred to such third parties upon the consummation of the Extension to be $1,209,879.

In addition, on March 14, 2024, the Company’s stockholders approved a proposal to amend the Company’s amended and restated certificate of incorporation to further extend the time that the Company has to consummate its initial business combination from March 14, 2024 to December 14, 2024.

Note 9.Fair Value Measurements

Recurring Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value at June 30, 2024, and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2024
	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities held in trust account	$12,729,617	$—	$—
Liabilities:
Public Warrants	$230,000	$—	$—
Private Placement Warrants	$—	$234,000	$—

	December 31, 2023
	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities held in trust account	$44,709,805	$—	$—
Liabilities:
Public Warrants	$287,500	$—	$—
Private Placement Warrants	$—	$293,000	$—

At June 30, 2024, and December 31, 2023, the Company’s warrant liability was valued at $464,000 and $580,500. Under the guidance in ASC 815-40, the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment. As such, the Public Warrants and the Private Placement Warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the valuations will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

The following table presents fair value information for the three and six months ended June 30, 2024, and 2023, of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company’s Private Placement Warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

	For the Three and Six Months Ended June 30, 2024
		Private
	Public	Placement	Warrant
	Warrants	Warrants	Liability
Derivative warrant liabilities as of December 31, 2023	$287,500	$293,000	$580,500
Change in fair value	(221,950)	(226,000)	(447,950)
Derivative warrant liabilities as of March 31, 2024	$65,550	$67,000	$132,550
Change in fair value	164,450	167,000	331,450
Derivative warrant liabilities as of June 30, 2024	$230,000	$234,000	$464,000

	For the Three and Six Months Ended June 30, 2023
		Private		Share
	Public	Placement	Warrant	Redemptions
	Warrants	Warrants	Liability	Payable
Derivative warrant liabilities as of December 31, 2022	$261,050	$266,000	$527,050	$—
Change in fair value	269,100	273,000	542,100	—
Derivative warrant liabilities as of March 31, 2023	530,150	539,000	1,069,150	—
Establishment of share repurchase liability	—	—	—	197,694,657
Change in fair value	(70,150)	(71,000)	(141,150)	—
Derivative warrant liabilities as of June 30, 2023	$460,000	$468,000	$928,000	$197,694,657

Measurement

The Company established the initial fair value for the warrants on December 14, 2021, the date of the consummation of the Company’s IPO. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-half of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption (temporary equity), Class A common stock (permanent equity) and Class B common stock (permanent equity) based on their relative fair values at the initial measurement date. As of June 30, 2024, the Public Warrants have detached from the Units and are separately tradable on the over-the-counter markets. The closing price of the Public Warrants was utilized in determining the fair value of the Public Warrants as of June 30, 2024.

The key inputs into the Monte Carlo simulation formula used to value the Private Placement Warrants were as follows at June 30, 2024 and 2023:

	June 30,
Inputs:	2024	2023
Common stock price	$10.99	$10.52
Exercise price	$11.50	$11.50
Risk-free rate of interest	4.28%	4.05%
Volatility	0.00%	0.00%
Term	5.46	5.50
Warrant to buy one share	$0.02	$0.04
Dividend yield	0.00%	0.00%

Non-recurring Fair Value Measurements

On May 25, 2023, the Company and the Sponsor entered into Non-Redemption Agreements with unaffiliated third parties (see Note 8). The Company accounts for the excess fair value of the Class B shares transferred from the Sponsor to the unaffiliated third parties as a capital contribution by the Sponsor and recorded a non-redemption agreement expense in accordance with SAB Topic 5T. The Company estimated the fair value of the 500,000 Class B shares transferred upon the consummation of the Extension at $387,000, or $0.77 per share. In connection with the subsequent extensions to March 14, 2024, the Sponsor transferred an additional 999,996 Class B shares to the unaffiliated third parties under the terms of the Non-Redemption Agreements. The Company estimated the fair value of the 999,996 Class B shares transferred at $0.82 to $0.83 per share.

The fair value of the Class B shares was determined by multiplying the underlying stock price of the Company’s Class A common stock by the estimated probability of an Initial Business Combination and applying a discount for lack of marketability (“DLOM”). The Company utilized June 9, 2023, the date of the consummation of the Extension, as the measurement date for the transfer of the 500,000 Class B shares and September 30, 2023, October 11, 2023, November 14, 2023, December 13, 2023, January 12, 2024 and February 14, 2024 as the measurement dates for the transfer of the 166,666 Class B shares (999,996 Class B shares in the aggregate) transferred in connection with the subsequent extensions, respectively.

The following are the key inputs into the calculations at the measurement dates:

	June 9,	September 30,	October 11,	November 14,	December 13,	January 12,	February 12,
Inputs:	2023	2023	2023	2023	2023	2024	2024
Common stock price	$10.54	$10.56	$10.57	$10.60	$10.62	$10.65	$10.73
Estimated probability of an Initial Business Combination	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
Estimated volatility	76.56%	65.96%	64.90%	63.91%	65.52%	66.02%	64.40%
Risk-free rate	5.10%	5.39%	5.31%	5.17%	4.88%	4.60%	4.88%
Time to expiration	1.00	1.00	1.00	1.00	1.00	1.00	1.00

Note 10.Income Taxes

The Company utilized the discrete method for estimating its interim income tax provision. During the three and six months ended June 30, 2024, the Company recorded an income tax provision of $49,421 and $114,124, respectively, and our effective tax rate was (7.0)% and (30.03)%, respectively. During the three and six months ended June 30, 2023, the Company recorded an income tax provision of $591,012 and $1,110,969, respectively, and our effective tax rate was 26.3% and 28.1%, respectively. The effective tax rate differs from the Federal statutory tax rate of 21% due to changes in the fair value of warrant liabilities and valuation allowance on the deferred tax assets.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which primarily consist of capitalized startup costs. The Company considered the history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies, and has concluded that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. As such, the Company recorded a full valuation allowance against net deferred tax assets as of June 30, 2024.

Note 11. Subsequent Events

The deregistration of the Company’s Class A common stock, Warrants and Units under Section 12(b) of the Exchange Act became effective July 7, 2024, 90 days after the April 8, 2024 filing by the NYSE of a Form 25 to delist the Company’s Class A common stock, Warrants and Units.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Southport Acquisition Corporation

Del Mar, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Southport Acquisition Corporation (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in common stock subject to possible redemption and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash and working capital to sustain its operations and the Company’s ability to execute its business plan is dependent upon its successful completion of the proposed business combination described in Note 1 to the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2021.

April 1, 2024

New York, NY

SOUTHPORT ACQUISITION CORPORATION

BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$2,171,553	$50,858
Prepaid expenses	—	227,594
Total Current Assets	2,171,553	278,452
Non-current assets:
Marketable securities held in Trust Account	44,709,805	237,984,513
Total Non-current Assets	44,709,805	237,984,513
Total Assets	$46,881,358	$238,262,965
LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$2,251,823	$681,395
Accounts payable	99,468	97,987
Accrued offering costs	184,047	184,047
Due to related party	236,233	244,550
Administrative support fee – related party	231,500	—
Excise tax liability	1,976,947	—
Total Current Liabilities	4,980,018	1,207,979
Non-Current liabilities:
Warrant Liability	580,500	527,050
Total Non-current Liabilities	580,500	527,050
Total Liabilities	5,560,518	1,735,029
Commitments and Contingencies (Note 8)
Class A common stock subject to possible redemption; 200,000,000 shares authorized; 4,150,065 and 23,000,000 shares issued and outstanding subject to possible redemption at redemption value as of December 31, 2023 and 2022, respectively	44,709,805	237,984,513
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 4,200,000 issued and outstanding (excluding 4,150,065 share subject to possible redemption) as of December 31, 2023 and none issued and outstanding (excluding 23,000,000 share subject to possible redemption) as of December 31, 2022	420	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding	155	575
Additional paid-in capital	760,971	—
Accumulated deficit	(4,150,511)	(1,457,152)
Total Stockholders’ Deficit	(3,388,965)	(1,456,577)
TOTAL LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$46,881,358	$238,262,965

The accompanying notes are an integral part of the financial statements.

SOUTHPORT ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Year
	Ended
	December 31,
	2023	2022
Operating costs:
Administrative expenses	$154,908	$217,424
Administrative expenses – related party	231,500	—
Legal and accounting expenses	712,495	466,287
Insurance expense	251,768	516,250
Franchise tax expense	226,974	200,000
Listing fees	85,000	175,124
Other operating costs	7,795	2,458
Loss from operations	(1,670,440)	(1,577,543)
Other income (expense):
Change in fair value of warrant liability	(53,450)	16,688,950
Dividend income on marketable securities held in Trust Account	6,707,678	3,383,823
Financing expense	(934,906)	—
Other income	5,719,322	20,072,773
Income before provision for income taxes	4,048,882	18,495,230
Provision for income taxes	(1,319,280)	(362,282)
Net income	$2,729,602	$18,132,948
Basic and diluted weighted average shares outstanding, redeemable Class A common stock	12,413,050	23,000,000
Basic and diluted net income per share, redeemable Class A common stock (see Note 2)	$0.26	$0.66
Basic and diluted weighted average shares outstanding, non-redeemable Class A and Class B common stock	5,750,000	5,750,000
Basic and diluted net (loss) income per share, non-redeemable Class A and Class B common stock (see Note 2)	$(0.09)	$0.51

The accompanying notes are an integral part of the financial statements.

SOUTHPORT ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND
STOCKHOLDERS’ DEFICIT

For the Year Ended December 31, 2023

	Class A common stock
	Subject to possible						Additional		Total
	Redemption		Class A common stock		Class B common stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2023	23,000,000	$237,984,513	—	$—	5,750,000	$575	$—	$(1,457,152)	$(1,456,577)
Excise tax liability	—	—	—	—	—	—	—	(1,976,947)	(1,976,947)
Sponsor conversion of Class B common stock	—	—	4,200,000	420	(4,200,000)	(420)	—	—	—
Sponsor cash capital contributions	—	—	—	—	—	—	800,000	—	800,000
Sponsor capital contributions for non-redemption agreements	—	—	—	—	—	—	934,906	—	934,906
Redemption of Class A common stock	(18,849,935)	(197,694,657)	—	—	—	—	—	—	—
Trust Account withdrawal for tax payments	—	(2,287,729)	—	—	—	—	—	2,287,729	2,287,729
Remeasurement of Class A common stock subject to possible redemption	—	6,707,678	—	—	—	—	(973,935)	(5,733,743)	(6,707,678)
Net income	—	—	—	—	—	—	—	2,729,602	2,729,602
Balance – December 31, 2023	4,150,065	$44,709,805	4,200,000	$420	1,550,000	$155	$760,971	$(4,150,511)	$(3,388,965)

For the Year Ended December 31, 2022

	Class A common stock
	Subject to possible						Additional		Total
	Redemption		Class A common stock		Class B common stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2022	23,000,000	$234,600,690	—	$—	5,750,000	$575	$—	$(24,256,277)	$(24,255,702)
Remeasurement of Class A common stock subject to possible redemption	—	3,383,823	—	—	—	—	—	(3,383,823)	(3,383,823)
Gain on waiver of deferred underwriter commissions by underwriter	—	—	—	—	—	—	—	8,050,000	8,050,000
Net income	—	—	—	—	—	—	—	18,132,948	18,132,948
Balance – December 31, 2022	23,000,000	$237,984,513	—	$—	5,750,000	$575	$—	$(1,457,152)	$(1,456,577)

The accompanying notes are an integral part of the financial statements.

SOUTHPORT ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year
	Ended
	December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$2,729,602	$18,132,948
Adjustments to reconcile net income to net cash provided by operating activities:
Accrued dividend on marketable securities held in Trust Account	(198,419)	(759,525)
Change in fair value of warrant liability	53,450	(16,688,950)
Sponsor capital contribution for non-redemption agreements	934,906	—
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	1,571,909	551,046
Administrative support fee – related party	231,500	—
Due to related party	(8,317)	—
Accrued offering costs	—	(611,443)
Prepaid expenses	227,594	(227,594)
Net cash provided by operating activities	5,542,225	396,482
Cash Flows from Investing Activities:
Purchases of marketable securities held in Trust Account	(6,509,259)	(237,780,570)
Proceeds from marketable securities held in Trust Account	199,982,386	235,156,272
Net cash provided by (used in) investing activities	193,473,127	(2,624,298)
Cash Flows from Financing Activities:
Payment to Class A common stockholders for redemptions	(197,694,657)	—
Cash capital contribution from Sponsor	800,000	—
Payments made by related party on behalf of the Company	—	244,550
Receipt of amounts due from related party	—	83,581
Net cash (used in)provided by financing activities	(196,894,657)	328,131
Net Change in Cash	2,120,695	(1,899,685)
Cash – Beginning	50,858	1,950,543
Cash – Ending	$2,171,553	$50,858
Supplemental disclosure of non-cash financing activities:
Remeasurement of Class A common stock subject to possible redemption	$6,707,678	$3,383,823
Trust Account withdrawal for tax payments	$(2,287,729)	$—
Excess fair value of Class B common stock transferred by Sponsor	$934,906	$—
Excise tax liability	$1,976,947	$—
Gain on waiver of deferred underwriting fee	$—	$8,050,000

The accompanying notes are an integral part of the financial statements.

SOUTHPORT ACQUISITION CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

Note 1.Description of Organization and Business Operations

Southport Acquisition Corporation. (the “Company”) is a blank check company formed in Delaware on April 13, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not yet commenced any operations. All activity from inception through December 31, 2023 relates to the Company’s formation, initial public offering (the “IPO”), and pursuit of a target company to effect a Business Combination.

The registration statement for the Company’s IPO was declared effective on December 9, 2021. On December 14, 2021, the Company consummated the IPO, which involved the Company’s sale of 23,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $230,000,000, which is discussed in Note 3. The 23,000,000 Units sold by the Company include 3,000,000 Units purchased by the underwriter for the IPO pursuant to the full exercise of its option to purchase up to 3,000,000 additional Units to cover over-allotments. Simultaneously with the closing of the IPO, the Company consummated the private sale of an aggregate of 11,700,000 warrants (the “Private Placement Warrants”) to Southport Acquisition Sponsor LLC (the “Sponsor”) at a price of $1.00 per Private Placement Warrant, generating proceeds to the Company of $11,700,000.

Following the closing of the IPO on December 14, 2021, $234,600,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States, which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares (as defined in Note 3) properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (a) to modify the substance or timing of the Company’s obligation to provide its public stockholders the right to have their Public Shares redeemed in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial Business Combination within 18 months from December 14, 2021 or during any extended time that the Company has to consummate its initial Business Combination beyond such 18-month period (the “Combination Period”).

On June 9, 2023 (the “Special Meeting”), the Company’s stockholders approved a proposal to amend the Company’s amended and restated certificate of incorporation (the “Extension Amendment Proposal”) to extend the time that the Company has to consummate its initial Business Combination (the “Extension”) from June 14, 2023 to September 14, 2023 and to allow the board of directors of the Company, without another stockholder vote, to elect to further extend the date to consummate an initial Business Combination after September 14, 2023 up to six times, by an additional month each time, up to March 14, 2024, providing the Company a 21-month period (or up to 27-month period) from the closing of the IPO to consummate its initial Business Combination.

Prior to the Special Meeting, on May 25, 2023, the Company and the Sponsor entered into voting and non-redemption agreements (the “Non-Redemption Agreements”) with unaffiliated third parties in exchange for such third parties agreeing (i) not to redeem an aggregate of 4,000,000 shares of Class A common stock sold in its initial public offering (the “Non-Redeemed Shares”) in connection with the Special Meeting and (ii) to vote in favor of the Extension Amendment Proposal and the Extension at the Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to such third parties an aggregate of up to 1,499,996 shares of Class B common stock held by the Sponsor, with 500,000 of such shares to be transferred to such third parties promptly upon consummation of the Extension, and an additional 166,666 shares to be transferred to such third parties monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of the Company elects to further extend the deadline to consummate an initial Business Combination at or prior to such date, in each case, if such third parties continue to hold such Non-Redeemed Shares through the Special Meeting.

In connection with the Special Meeting and the entry into the Non-Redemption Agreements, on May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 shares of the Company’s Class B common stock held by it on a one-for-one basis into shares of the Company’s Class A common stock (the “Conversion”). After giving effect to the Conversion, the Company had an aggregate of 27,200,000 shares of Class A common stock issued and outstanding, comprised of 4,200,000 shares held by the Sponsor and not subject to possible redemption and 23,000,000 shares of Class A common stock subject to possible redemption, and 1,550,000 shares of Class B common stock issued and outstanding. In connection with the Special Meeting, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197,694,657, resulting in 4,150,065 shares of Class A common stock issued and outstanding and subject to possible redemption. Accordingly, at December 31, 2023, there were 8,350,065 shares of Class A common stock issued and outstanding, including 4,150,065 shares of Class A common stock subject to possible redemption. Continental Stock Transfer & Trust Company (the “Trustee”) processed the redemptions and withdrew the $197,694,657 payable to the holders redeeming 18,849,935 shares of Class A common stock on July 7, 2023.

Prior to December 31, 2023, the board of directors of the Company approved four monthly extensions to extend the time the Company had to consummate an initial Business Combination from September 14, 2023 to January 14, 2024.

As described in Note 11 to the financial statements (Subsequent Events), in January and February 2024, the board approved two further monthly extensions up to March 14, 2024. In connection with each of the monthly extensions, the Sponsor transferred 166,666 shares of the Company’s Class B common stock held by the sponsor to unaffiliated third parties in accordance with those certain voting and non-redemption agreements previously entered into between the sponsor and such third parties. In addition, on March 14, 2024, the Company’s stockholders approved a proposal to amend the Company’s amended and restated certificate of incorporation to further extend the time that the Company has to consummate its initial Business Combination from March 14, 2024 to December 14, 2024.

In connection with the vote to extend the time that the Company has to consummate its initial Business Combination from March 14, 2024 to December 14, 2024, the holders of 2,986,952 shares of Class A common stock properly exercised their right to redeem their shares for an aggregate redemption amount of $32,214,591, resulting in 1,163,113 shares of Class A common stock issued and outstanding and subject to possible redemption.

Risks and Uncertainties

Management is currently evaluating the impact of the Russia-Ukraine war, the war in Israel, interest rate fluctuations and increased inflation, and the recently adopted SEC rules and amendments affecting special purpose acquisition corporations like the Company, and has concluded that while it is reasonably possible that such matters could have a negative effect on the Company’s financial position, cash flows, results of its operations and/or search for a target company, the specific impacts are not readily determinable as of December 31, 2023. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

On July 7, 2023, 18,849,935 shares of Class A common stock were redeemed by the Company’s stockholders for a total of $197,694,657 in connection with the stockholder vote to approve the Company’s Extension Amendment Proposal. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists, the likelihood that the future events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing an initial Business Combination as of December 31, 2023 and determined that a contingent liability should be calculated and recorded. As of December 31, 2023, the Company recorded $1,976,947 of excise tax liability calculated as 1% of shares redeemed.

Going Concern

As of December 31, 2023 and 2022, the Company had cash of $2,171,553 and $50,858, respectively, and a working capital deficit of $2,808,465 and $929,527, respectively. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that these financial statements are issued. Management plans to address this uncertainty through working capital loans whereby, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors can, but are not obligated to, loan the Company funds as may be required (see Note 5). However, there is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the Extended Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,171,553 and $50,858 of cash and no cash equivalents as of December 31, 2023 and 2022.

Marketable Securities Held in Trust Account

Following the closing of the IPO on December 14, 2021, an amount of $234,600,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to provide its public stockholders the right to have their Public Shares redeemed in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination by December 14, 2024 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial Business Combination by December 14, 2024.

In connection with the Special Meeting, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for an aggregate redemption amount of $197,694,657, resulting in 4,150,065 shares of Class A common stock issued and outstanding and subject to possible redemption. Accordingly, at December 31, 2023, there were 8,350,065 shares of Class A common stock issued and outstanding, including 4,150,065 shares of Class A common stock subject to possible redemption. Continental Stock Transfer & Trust Company (the “Trustee”) processed the redemptions and withdrew the $197,694,657 payable to the holders redeeming 18,849,935 shares of Class A common stock on July 7, 2023.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement” (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. As of December 31, 2023 and 2022, derivative liabilities are comprised of the warrant liability of $580,500 and $527,050, respectively.

Warrant Liability

The Company accounts for warrants for the Company’s common stock that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the common stock warrants. At that time, the portion of the warrant liability related to the common stock warrants will be reclassified to additional paid-in capital.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2023 and 2022, 4,150,065 and 23,000,000 shares of Class A common stock subject to possible redemption, respectively, is presented, at redemption value, as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit. For the year ended December 31, 2023, the Company has recorded accretion of $6,707,678 to remeasure the value of Class A common stock subject to possible redemption value of $44,709,805.

As of December 31, 2023 and 2022, the Class A common stock, classified as temporary equity in the balance sheets reconciled in the following table:

Class A common stock subject to possible redemption, December 31, 2021	$234,600,690
Remeasurement of Class A common stock subject to possible redemption	3,383,823
Class A common stock subject to possible redemption, December 31, 2022	237,984,513
Remeasurement of Class A common stock subject to possible redemption	6,707,678
Share redemptions payable	(197,694,657)
Trust Account withdrawal for tax payments	(2,287,729)
Class A common stock subject to possible redemption, December 31, 2023	$44,709,805

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position, other than penalties and interest of $22,062 and $0 related to late filing of the Company’s 2022 federal and state tax returns, which could result in significant payments, accruals or material deviations from its position as of December 31, 2023 and 2022.

Net Income (Loss) Per Common Stock

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share”. The statements of operations include a presentation of income per Class A redeemable common stock and income (loss) per non-redeemable common stock following the two-class method of income per common stock. In order to determine the net income (loss) attributable to both the Class A redeemable common stock and non-redeemable common stock, the Company first considered the total income allocable to both sets of stock. This is calculated using the total net income less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the Class A common stock subject to possible redemption was treated as dividends paid to the public stockholders. Subsequent to calculating the total income (loss) allocable to both sets of stock, the Company split the amount to be allocated using the weighted average shares outstanding ratio for the Class A redeemable common stock and for the non-redeemable Class A and Class B common stock for the year ended December 31, 2023 as a result of shareholder redemptions. For the year ended December 31, 2022, the Company split the amount to be allocated using a ratio of 80% for the Class A redeemable common stock and 20% for the non-redeemable common stock, reflective of the respective participation rights.

The following table reflects the calculation of basic and diluted net income per common stock (in dollars, except per share amounts):

For the Year Ended
December 31, 2023
Net income	$2,729,602
Plus: Trust Account withdrawals for tax payments	2,287,729
Less: Remeasurement of Class A redeemable shares to redemption value	(6,707,678)
Net loss including accretion of Class A redeemable shares to redemption value	$(1,690,348)

	For the Year Ended
	December 31, 2023
	Class A	Class A and Class B
	Redeemable Shares	Non-redeemable Shares	Total
Total number of shares	4,150,065	5,750,000	9,900,065
Weighted average shares ratio	68%	32%	100%
Net income allocated based on ownership percentage	$1,865,473	$864,129	$2,729,602
Plus: Trust Account withdrawals for tax payments based on weighted average shares ratio	1,563,487	724,242	2,287,729
Less: Remeasurement of Class A redeemable shares to redemption value based on weighted average shares ratio	(4,584,183)	(2,123,495)	(6,707,678)
Less: Accretion applicable to Trust Account withdrawals for tax payments	(2,287,729)	—	(2,287,729)
Plus: Accretion applicable to remeasurement of Class A redeemable shares to redemption value	6,707,678	—	6,707,678
Total income (loss) based on ownership percentage	$3,264,726	$(535,124)	$2,729,602
Weighted average shares outstanding	12,413,050	5,750,000
Basic and diluted net income (loss) per share	$0.26	$(0.09)

For the Year Ended
December 31, 2022
Net income	$18,132,948
Less: Remeasurement of Class A redeemable shares to redemption value	(3,383,823)
Net income including accretion of Class A redeemable shares to redemption value	$14,749,125

	For the Year Ended
	December 31, 2022
	Class A	Class A and Class B
	Redeemable Shares	Non-redeemable Shares	Total
Total number of shares	23,000,000	5,750,000	28,750,000
Ownership percentage	80%	20%	100%
Net income allocated based on ownership percentage	$14,506,359	$3,626,589	$18,132,948
Less: Remeasurement of Class A redeemable shares to redemption value based on ownership percentage	(2,707,058)	(676,765)	(3,383,823)
Plus: Accretion applicable to remeasurement of Class A redeemable shares to redemption value	3,383,823	—	3,383,823
Total income (loss) based on ownership percentage	$15,183,124	$2,949,824	$18,132,948
Weighted average shares outstanding	23,000,000	5,750,000
Basic and diluted net income per share	$0.66	$0.51

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2023 and 2022, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 became effective on January 1, 2022, with early adoption permitted. The Company did not early adopt ASU 2020-06. Management has evaluated and determined that there is not a material impact on its financial position, results of operations or cash flows.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.

Note 3.Initial Public Offering

At the closing of the IPO on December 14, 2021 the Company sold 23,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value (each a “Public Share”), and one-half of one warrant of the Company (each a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Upon the closing of the IPO on December 14, 2021, $234,600,000 ($10.20 per Unit sold in the IPO) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account. The amounts held in the Trust Account will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. As of December 31, 2023 and 2022, $44,709,805 and 237,984,513 was held in the Trust Account, respectively. In addition, as of December 31, 2023 and 2022, $2,171,553 and 50,858 of cash was not held in the Trust Account and is available for working capital purposes, respectively.

Transaction costs of the IPO amounted to $13,935,218 consisting of $4,600,000 of underwriting discount, $8,050,000 of deferred underwriting discount and $1,285,218 of actual offering costs. On August 22, 2022, the underwriter delivered a letter to the Company pursuant to which the underwriter waived its entitlement to the payment of the deferred underwriting fee (see Note 8).

Note 4.Private Placement

The Sponsor purchased an aggregate of 11,700,000 Private Placement Warrants at a price of $1.00 per warrant ($11,700,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO.

Each Private Placement Warrant is exercisable for one whole Class A common stock at a price of $11.50 per share, subject to adjustment. $9,200,000 of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the IPO placed in the Trust Account. If the Company does not complete a Business Combination within the Extended Combination Period, the Private Placement Warrants and the underlying securities will expire worthless. The Private Placement Warrants are non-redeemable (except as described in Note 8 below under “—Redemption of warrants for Class A common stock when the price per Class A common stock equals or exceeds $10.00”) and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Note 5.Related Party Transactions

Founder Shares

On May 27, 2021, the Company issued an aggregate of 7,187,500 shares of Class B common stock to the Sponsor for a purchase price of $25,000. On November 24, 2021, the Sponsor surrendered 1,437,500 shares of the Company’s Class B common stock for no consideration, resulting in there being an aggregate of 5,750,000 shares of the Company’s Class B common stock outstanding (the “Founder Shares”), up to 750,000 of which were then subject to forfeiture to the extent that the over-allotment option is not exercised in full by the underwriter for the IPO. On December 13, 2021, the underwriter for the IPO exercised its over-allotment option in full, with the related closing of the additional 3,000,000 Units covered by the option occurring on December 14, 2021. Accordingly, no Founder Shares remain subject to forfeiture. On May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 Founder Shares held by it on a one-for-one basis into shares of the Company’s Class A common stock. After giving effect to such conversion, the Company had 1,550,000 shares of Class B common stock issued and outstanding.

The Sponsor agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Related Party Loans

The Sponsor agreed to loan the Company an aggregate of up to $350,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the completion of the IPO. The Company fully repaid the outstanding balance on the Note on December 14, 2021.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant. If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2023 and 2022, no Working Capital Loans were outstanding.

Due to and due from Related Party

The Sponsor has made tax payments, payments to various vendors on behalf of the Company, and transferred funds to the Company. As of December 31, 2023 and 2022, the Company owed $236,233 and $244,550, respectively.

Administrative Support Agreement

Commencing on December 10, 2021 and until completion of the Company’s initial Business Combination or liquidation, the Company is required to pay the Sponsor $15,000 per month for administrative support and services. The Company pays the Sponsor for rent and costs incurred under the administrative support and services. For the year ended December 31, 2023 and 2022, the Company has paid $10,500 and $118,000 under the agreement, respectively. The Company has accrued $231,500 related to the unpaid amounts under the administrative support agreement which is recorded to the administrative support fee liability – related party account on the balance sheets for the year ended December 31, 2023. The Sponsor will not be paid for any unpaid amounts in the event an initial business combination is not consummated.

Sponsor Cash Capital Contribution

For the years ended December 31, 2023 and 2022, the Sponsor made capital contributions of $800,000 and zero, respectively, to the Company to fund outstanding payments to vendors. The Sponsor intends to continue providing cash to satisfy working capital obligations as needed through capital contributions. The Company has recorded the cash received from the Sponsor as a capital contribution in additional paid-in capital.

Note 6.Stockholders’ Deficit

Preferred stock — The Company is authorized to issue up to 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At December 31, 2023 and 2022, there were no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue up to 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. On May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 shares of the Company’s Class B common stock held by it on a one-for-one basis into shares of the Company’s Class A common stock, resulting in an aggregate of 27,200,000 shares of Class A common stock issued and outstanding, of which 4,200,000 shares were held by the Sponsor and not subject to possible redemption and 23,000,000 shares were subject to possible redemption. On June 9, 2023, the holders of 18,849,935 shares of Class A common stock properly exercised their right to redeem their shares for cash in connection with the vote on the Extension Amendment Proposal, resulting in 4,150,065 shares of Class A common stock issued and outstanding and subject to possible redemption. Accordingly, at December 31, 2023 and 2022, there were 8,350,065 and 23,000,000 shares of Class A common stock issued and outstanding, including 4,150,065 and 23,000,000 shares of Class A common stock subject to possible redemption, respectively.

Class B common stock — The Company is authorized to issue up to 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. On May 27, 2021, the Company issued an aggregate of 7,187,500 shares of Class B common stock to the Sponsor for a purchase price of $25,000. On November 25, 2021, the Sponsor surrendered 1,437,500 shares of Class B common stock for no consideration, resulting in there being an aggregate of 5,750,000 shares of Class B common stock outstanding. On May 25, 2023, pursuant to the terms of the amended and restated certificate of incorporation of the Company, the Sponsor converted 4,200,000 shares of the Company’s Class B common stock held by it on a one-for-one basis into shares of the Company’s Class A common stock, resulting in an aggregate of 1,550,000 shares of Class B common stock issued and outstanding. Accordingly, as of December 31, 2023 and 2022, there were 1,550,000 and 5,750,000 shares of Class B common stock issued and outstanding, respectively.

The shares of Class B common stock will automatically convert into shares of the Company’s Class A common stock at the time of the Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. In the case that additional shares of the Company’s Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of an initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as converted basis, 20% of the sum of the total number of all shares of the Company’s common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with an initial Business Combination (net of the number of shares of Class A common stock redeemed in connection with an initial Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any warrants issued upon the conversion of Working Capital Loans. Holders of shares of Class B common stock may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time prior to a Business Combination.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

Note 7.Warrants

The Company accounts for 23,200,000 warrants issued in connection with the IPO (11,500,000 Public Warrants and the 11,700,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. Offering costs were allocated to the Class A common stock and Public Warrants, and the amounts allocated to the Public Warrants was expensed immediately. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

Warrants – Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or the Company’s liquidation.

The Company is not obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No Public Warrants are exercisable for cash or on a cashless basis, and the Company is not obligated to issue any shares of Class A common stock to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The registration statement for the IPO (the “IPO Registration Statement”) registered the sale for the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file a post-effective amendment to the IPO Registration Statement or a new registration statement, in the Company’s discretion, with the SEC, under the Securities Act covering the sale of the Class A common stock issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause such post-effective amendment or new registration statement, as the case may be, to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per Public Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Redemption of warrants when the price per Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.10 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
●	if the last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the sale of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period (or, in the case of a redemption described above under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00,” the Company requires or permits the Public Warrants to be exercised on a cashless basis as described below), except, in the case of a redemption described above under “Redemption of warrants when the price per Class A common stock equals or exceeds $10.00,” if the sale of those shares of Class A common stock pursuant to the cashless exercise of the warrants is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the sale of the shares of Class A common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state securities laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, the Company’s management will have the option to require or permit all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination by December 14, 2024 and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, (i) in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance, and (ii) without taking into account the transfer of Founder Shares or Private Placement Warrants (including if such transfer is effectuated as a surrender to the Company and subsequent reissuance by the Company) by the Sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the greater of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable in certain redemption scenarios and exercisable on a cashless basis so long as they are held by the initial purchasers thereof or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers thereof or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

If a tender offer, exchange or redemption offer shall have been made to and accepted by the holders of the Class A common stock and upon completion of such offer, the offeror owns beneficially more than 50% of the outstanding Class A common stock, the holder of the warrant shall be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant had been exercised, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to the offer. If less than 70% of the consideration receivable by the holders of the Class A common stock in the applicable event is payable in the form of common equity in the successor entity that is listed on a national securities exchange or is quoted in an established over-the-counter market, and if the holder of the warrant properly exercises the warrant within thirty days following the public disclosure of the consummation of the applicable event by the Company, the warrant exercise price shall be reduced by an amount equal to the difference (but in no event less than zero) of (i) the warrant price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined in the warrant agreement) minus (B) the value of the warrant based on the Black-Scholes Warrant Value for a Capped American Call on Bloomberg Financial Markets.

The Company expects to account for the Public Warrants and Private Placement Warrants as liabilities in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Because the Company does not control the occurrence of events, such as a tender offer or exchange, that may trigger cash settlement of the warrants where not all of the stockholders also receive cash, the warrants do not meet the criteria for equity treatment thereunder, as such, the warrants must be recorded as derivative liability.

Additionally, certain adjustments to the settlement amount of the Private Placement Warrants are based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under ASC 815-40, and thus the Private Placement Warrants are not considered indexed to the Company’s own stock and not eligible for an exception from derivative accounting.

The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the issuance of the warrants at the closing of this offering. Accordingly, the Company expects to classify each warrant as a liability at its fair value. The Public Warrants will be allocated a portion of the proceeds from the issuance of the Units equal to its fair value determined with the assistance of a professional independent valuation firm. The warrant liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification of the warrants at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

Note 8.Commitments and Contingencies

Registration rights

The holders of the Founder Shares (and Public Shares issued upon conversion thereof), Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of the underlying securities thereof, as applicable) are entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2021, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company is not required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the date of the IPO to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discount. On December 13, 2021, the underwriter exercised the option in full, closing the sale of the 3,000,000 additional Units on December 14, 2021. The underwriter was paid an underwriting commission of $4,600,000 upon the closing of the IPO. In addition, the underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee is payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On August 22, 2022, the underwriter delivered a letter to the Company pursuant to which the underwriter waived its entitlement to the payment of the deferred underwriting fee. The $8,050,000 waived fee was recorded to accumulated deficit.

Non-redemption Agreements

On May 25, 2023, the Company and the Sponsor entered into Non-Redemption Agreements with unaffiliated third parties in exchange for such third parties agreeing (i) not to redeem an aggregate of 4,000,000 shares of Class A common stock sold in its initial public offering in connection with the Special Meeting and (ii) to vote in favor of the Extension Amendment Proposal and the Extension at the Special Meeting (other than with respect to certain shares acquired or to be acquired pursuant to the Non-Redemption Agreements). In exchange for the foregoing commitments, the Sponsor agreed to transfer to such third parties an aggregate of up to 1,499,996 shares of Class B common stock held by the Sponsor, with 500,000 of such shares to be transferred to such third parties promptly upon consummation of the Extension, and an additional 166,666 shares to be transferred to such third parties monthly beginning on September 14, 2023 and up to, and including, February 14, 2024, if the board of directors of the Company elects to further extend the deadline to consummate an initial Business Combination at or prior to such date, in each case, if such third parties continue to hold such Non-Redeemed Shares through the Special Meeting. As of December 31, 2023, the Company had extended the deadline four times, to January 14, 2024, resulting in an aggregate of 666,664 additional shares of Class B common stock held by the Sponsor being transferred to such third parties. As further described in Note 11 to the financial statements, in January and February 2024, the Sponsor approved two further monthly extensions to March 14, 2024, resulting in the full amount of 1,499,996 shares of Class B common stock held by the Sponsor being transferred to such third parties.

The Company accounted for the Non-Redemption Agreements in accordance with Staff Accounting Bulletin Topic 5T (“SAB Topic 5T”). The Company considered the Sponsor’s transfer of Class B common stock to the unaffiliated third parties in exchange for the Non-Redemption Agreements as a capital contribution by the Sponsor and recognized the excess fair value of the transferred Class B common stock as a financing expense on the statements of operations. The Company determined the excess fair value of the 1,166,664 shares of Class B common stock transferred to such third parties upon the consummation of the Extension to be $934,906.

Note 9.Fair Value Measurements

Recurring Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value at December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023
	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities held in trust account	$44,709,805	$—	$—
Liabilities
Public Warrants	$287,500	$—	$—
Private Placement Warrants	$—	$293,000	$—

	December 31,2022
	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities held in trust account	$237,984,513	$—	$—
Liabilities
Public Warrants	$261,050	$—	$—
Private Placement Warrants	$—	$266,000	$—

At December 31, 2023 and 2022, the Company’s warrant liability was valued at $580,500 and $527,050, respectively. Under the guidance in ASC 815-40, the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment. As such, the Public Warrants and the Private Placement Warrants must be recorded on the balance sheet at fair value. The fair value of the Public Warrants and Private Placement Warrants are subject to re-measurement at each balance sheet date. With each re-measurement, the Public Warrants and Private Placement Warrants are adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

The following table presents fair value information for the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company’s warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

		Private		Share
	Public	Placement	Warrant	Redemptions
	Warrants	Warrants	Liability	Payable
Derivative warrant liabilities as of December 31,2021	$8,521,000	$8,695,000	$17,216,000	$—
Change in fair value	(8,259,950)	(8,429,000)	(16,688,950)	—
Derivative warrant liabilities as of December 31, 2022	261,050	266,000	527,050	—
Establishment of share repurchase liability	—	—	—	197,694,657
Share repurchase payment	—	—	—	(197,694,657)
Change in fair value	26,450	27,000	53,450	—
Derivative warrant liabilities as of December 31, 2023	$287,500	$293,000	$580,500	$—

Measurement

The Company established the initial fair value for the warrants on December 14, 2021, the date of the consummation of the Company’s IPO. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-half of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption (temporary equity), Class A common stock (permanent equity) and Class B common stock (permanent equity) based on their relative fair values at the initial measurement date. As of December 31, 2023, the Public Warrants have detached from the Units and are separately tradable on the New York Stock Exchange (PORT.W). The closing price of the Public Warrants was utilized in determining the fair value of the Public Warrants as of December 31, 2023.

The key inputs into the Monte Carlo simulation formula used to value the Private Placement Warrants were as follows at December 31, 2023 and 2022:

	December 31,
Inputs:	2023	2022
Common stock price	$10.64	$10.18
Exercise price	$11.50	$11.50
Risk-free rate of interest	3.81%	3.95%
Volatility	0.00%	0.00%
Term	5.21	5.25
Warrant to buy one share (adjusted for the probability of dissolution)	$0.03	$0.02
Dividend yield	0.00%	0.00%

Non-recurring Fair Value Measurements

On May 25, 2023, the Company and the Sponsor entered into Non-Redemption Agreements with unaffiliated third parties (see Note 8). The Company accounts for the excess fair value of the Class B shares transferred from the Sponsor to the unaffiliated third parties as a capital contribution by the Sponsor and recorded a financing expense in accordance with SAB Topic 5T. The Company estimated the fair value of the 500,000 Class B shares transferred upon the consummation of the extension of the deadline to complete a business combination from June 14, 2023 to September 14, 2023 at $387,000, or $0.77 per share. In connection with the subsequent extensions to January 14, 2024, the Sponsor transferred an additional 666,664 Class B shares to the unaffiliated third parties under the terms of the Non-Redemption Agreements. The Company estimated the fair value of the 166,666 Class B shares transferred at $0.82 to $0.83 per share.

The fair value of the Class B shares was determined by multiplying the underlying stock price of the Company’s Class A common stock by the estimated probability of an Initial Business Combination and applying a discount for lack of marketability (“DLOM”). The Company utilized June 9, 2023, the date of the consummation of the Extension, as the measurement date for the transfer of the 500,000 Class B shares and September 30, 2023, October 11, 2023, November 14, 2023 and December 13, 2023 as the measurement dates for the transfer of the 166,666 Class B shares (666,664 Class B shares in the aggregate) transferred in connection with the Subsequent Extensions, respectively.

The following are the key inputs into the calculations at the measurement dates:

	June 9,	September 30,	October 11,	November 14,	December 13,
Inputs:	2023	2023	2023	2023	2023
Common stock price	$10.54	$10.56	$10.57	$10.60	$10.62
Estimated probability of an Initial Business Combination	10.00%	10.00%	10.00%	10.00%	10.00%
Estimated volatility	76.56%	65.96%	64.90%	63.91%	65.52%
Risk-free rate	5.10%	5.39%	5.31%	5.17%	4.88%
Time to expiration	1.00	1.00	1.00	1.00	1.00

Note 10.Income Taxes

The Company’s net deferred tax assets at December 31, 2023 and 2022 is as follows:

	December 31,
	2023	2022
Deferred tax assets:
Capitalized start-up costs	$877,440	$579,901
Net operating loss carryforward	39,845	—
Total deferred tax assets	917,285	579,901
Valuation allowance	(861,760)	(211,887)
Net deferred tax assets	55,525	368,014
Deferred tax liabilities:
Accrued dividends on marketable securities held in Trust Account	(55,525)	(368,014)
Total deferred tax liabilities	(55,525)	(368,014)
Net deferred tax assets (liabilities)	$—	$—

The income tax provision for the years ended December 31, 2023 and 2022 consists of the following:

	December 31,
	2023	2022
Current expense (benefit)
Federal	$1,319,280	$362,282
State	—	—
Deferred expense (benefit)
Federal	(457,790)	17,037
State	(192,083)	(13,143)
Change in Valuation Allowance	649,873	(3,894)
Income tax provision	$1,319,280	$362,282

As of December 31, 2023 and 2022, the Company has federal net operating loss carryforwards of $0 and $0, respectively, that may be carried forward indefinitely. As of December 31, 2023 and 2022, the Company has gross state net operating loss carryforwards of $570,536 and $0, respectively, which begin to expire in 2041.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2023 and 2022, the change in the valuation allowance was $649,873 and $3,894, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2023 and 2022 is as follows:

	December 31,
	2023	2022
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	(4.74)%	(0.07)%
Change in fair value of warrant liabilities	0.28%	(18.95)%
Change in valuation allowance	16.05%	(0.02)%
Income tax provision	32.59%	1.96

The Company’s effective tax rates for the periods presented differ from the expected (statutory) rates due to changes in fair value in warrants and the recording of full valuation allowances on deferred tax assets.

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for the years ended December 31, 2023 and 2022 remain open and subject to examination. The Company considers Delaware to be a significant state tax jurisdiction.

Note 11.Subsequent Events

In January and February 2024, the board of directors of the Company approved two further monthly extensions of the date by which the Company must consummate an initial business combination from January 14, 2024 to February 14, 2024, and then from February 14, 2024 to March 14, 2024. In connection with each of these extensions, the Sponsor transferred 166,666 shares of the Company’s Class B common stock held by the Sponsor to unaffiliated third parties in accordance with those certain voting and non-redemption agreements previously entered into between the Sponsor and such third parties.

On January 19, 2024, the Company paid $1,450,000 for 2023 estimated federal income taxes and $362,282 for outstanding 2022 federal income taxes.

On January 23, 2024, the board of directors of the Company adopted the Southport Acquisition Corporation Clawback Policy (the “Clawback Policy”) in order to comply with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act (“Rule 10D-1”) and the listing standards of the New York Stock Exchange (collectively, the “Clawback Rules”). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers of the Company, as determined in accordance with the Clawback Rules, in the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws.

On March 14, 2024, the Company held a special meeting of stockholders to vote upon a proposal to further extend the deadline to complete the initial business combination from March 14, 2024 to December 14, 2024. At the special meeting, the Company’s stockholders approved the extension proposal. In connection with the vote, the holders of 2,986,952 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.79 per share of Class A common stock, for an aggregate redemption amount of $32,214,591. As a result of the redemptions, 1,163,113 shares of Class A common stock were issued and outstanding and subject to possible redemption.

On March 21, 2024, the Company received correspondence from the staff of the NYSE Regulation (the “Staff”) of the New York Stock Exchange (the “NYSE”) indicating that the Staff has determined to commence proceedings to delist the Company’s (i) Class A common stock, (ii) Public Warrants, and (iii) Units from the NYSE pursuant to Section 802.01 of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring a listed acquisition company to maintain an average aggregate global market capitalization attributable to its publicly held shares over a consecutive 30 trading day period of at least $40,000,000.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE will apply to the Securities and Exchange Commission to delist the Class A common stock, Public Warrants and Units upon completion of all applicable procedures, including any appeal by the Company of the Staff’s decision.

Trading in the Class A common stock, Public Warrants and Units on the NYSE was suspended on March 21, 2024. Beginning on March 22, 2024, the Class A common stock, Public Warrants and Units are quoted and traded in the over-the-counter market under the ticker symbols “PORT,” “PORT.W” and “PORT.U,” respectively.

The Company intends to seek a listing of its securities on the Nasdaq Stock Market prior to or in connection with the consummation of any Business Combination the Company may seek to consummate, but there can be no assurance that the Company will be able to complete such alternative listing or when such listing would occur. As previously announced, following the implementation of an extension amendment on March 14, 2024, the Company has until December 14, 2024 to complete an initial Business Combination. If the Company does not complete an initial Business Combination by such date, it will, as promptly as reasonably possible, but not more than ten business days thereafter redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay its tax obligations, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any).

ANGEL STUDIOS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	As of
	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$4,386,163	$25,201,425
Accounts receivable, net	7,601,364	24,140,903
Current portion of long-term licensing receivables, net	10,970,223	7,851,505
Physical media inventory	3,123,213	2,843,681
Current portion of notes receivable	501,125	707,508
Prepaid expenses and other	5,307,271	4,316,577
Total current assets	31,889,359	65,061,599
Long-term licensing receivables, net	14,022,553	11,279,260
Notes receivable, net of current portion	4,372,004	4,502,079
Property and equipment, net	1,062,114	1,212,056
Content, net	1,614,127	1,389,588
Intangibles, net	1,950,715	1,987,190
Digital assets	2,778,537	2,961,790
Investments in affiliates	4,502,586	4,503,153
Operating lease right-of-use assets	3,079,978	1,286,237
Other long-term assets	8,493,311	4,075,243
Total assets	$73,765,284	$98,258,195
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,028,651	$3,169,248
Accrued expenses	9,520,353	6,297,230
Current portion of accrued licensing royalties	21,795,345	25,958,085
Notes payable	3,542,680	4,160,277
Current portion of operating lease liabilities	635,379	364,633
Deferred revenue	7,689,479	3,920,648
Current portion of accrued settlement costs	266,735	253,882
Total current liabilities	45,478,622	44,124,003
Accrued settlement costs, net of current portion	4,235,312	4,371,972
Accrued licensing royalties, long-term	9,370,043	9,125,409
Operating lease liabilities, net of current portion	2,502,299	961,151
Total liabilities	$61,586,276	$58,582,535
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value, 85,000,000 shares authorized; 25,667,960 and 24,991,300 shares issued and outstanding, respectively	$25,668	$24,991
Additional paid-in capital	59,750,371	49,875,530
Noncontrolling interests	(194,880)	(151,670)
Accumulated deficit	(47,402,151)	(10,073,191)
Total stockholders’ equity	12,179,008	39,675,660
Total liabilities and stockholders’ equity	$73,765,284	$98,258,195

See accompanying notes to the condensed consolidated financial statements

ANGEL STUDIOS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue:
Licensed content and other revenue	$15,306,128	$10,288,687	$40,576,400	$16,376,545
Pay it Forward revenue	1,200,298	9,291,021	4,788,232	23,091,896
Total revenue	16,506,426	19,579,708	45,364,632	39,468,441
Operating expenses:
Cost of revenues	9,580,358	8,757,626	23,231,209	18,400,640
Selling and marketing	16,535,366	16,277,624	38,291,678	21,915,396
General and administrative	4,670,798	3,405,638	9,913,236	7,094,067
Research and development	3,668,698	3,208,584	8,033,936	6,278,432
Legal expense	5,280,402	370,174	8,709,589	464,043
Net gain on digital assets	(732,410)	—	(732,410)	—
Total operating expenses	39,003,212	32,019,646	87,447,238	54,152,578
Operating loss	(22,496,786)	(12,439,938)	(42,082,606)	(14,684,137)
Other income (expense):
Interest expense	(945,279)	(217,590)	(1,517,070)	(335,188)
Interest income	936,241	328,477	1,826,501	490,481
Total other income (expense), net	(9,038)	110,887	309,431	155,293
Loss before income tax benefit	(22,505,824)	(12,329,051)	(41,773,175)	(14,528,844)
Income tax benefit	—	—	(4,403,068)	—
Net loss	$(22,505,824)	$(12,329,051)	$(37,370,107)	$(14,528,844)
Net loss attributable to noncontrolling interests	(23,011)	(44,330)	(43,210)	(44,330)
Net loss attributable to controlling interests	$(22,482,813)	$(12,284,721)	$(37,326,897)	$(14,484,514)
Net loss per common share - basic	$(0.889)	$(0.495)	$(1.485)	$(0.587)
Net loss per common share - diluted	$(0.889)	$(0.495)	$(1.485)	$(0.587)
Weighted average common shares outstanding - basic	25,276,878	24,824,083	25,138,698	24,672,693
Weighted average common shares outstanding - diluted	25,276,878	24,824,083	25,138,698	24,672,693

See accompanying notes to the condensed consolidated financial statements

ANGEL STUDIOS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Three Months Ended
	Common Stock								Additional
	Class A		Class B		Class C		Class F		Paid-in	Accumulated	Noncontrolling	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital	Deficit	Interests	Equity
Balance as of March 31, 2024	10,939,165	$10,939	3,346,358	$3,346	1,084,484	$1,085	9,636,279	$9,636	$50,908,243	$(24,919,100)	$(171,869)	$25,842,280
Stock options exercised	—	—	—	—	—	—	84,283	84	152,388	—	—	152,472
Issuance of Common Stock	—	—	—	—	581,803	582	—	—	8,249,389	—	—	8,249,971
Transfer of Common Stock	—	—	—	—	15,136	15	(15,136)	(15)	—	—	—	—
Repurchase of Common Stock	—	—	—	—	—	—	(4,412)	(4)	(62,558)	—	—	(62,562)
Stock-based compensation expense	—	—	—	—	—	—	—	—	502,909	—	—	502,909
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	(238)	—	(238)
Net loss	—	—	—	—	—	—	—	—	—	(22,482,813)	(23,011)	(22,505,824)
Balance as of June 30, 2024	10,939,165	$10,939	3,346,358	$3,346	1,681,423	$1,682	9,701,014	$9,701	$59,750,371	$(47,402,151)	$(194,880)	$12,179,008
Balance as of March 31, 2023	10,959,165	$10,959	3,348,988	$3,349	580,970	$581	9,934,659	$9,935	$48,916,547	$(21,438,842)	$—	$27,502,529
Stock options exercised	—	—	—	—	—	—	347	1	3,856	—	—	3,857
Issuance of Common Stock	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	226,271	—	—	226,271
Net loss	—	—	—	—	—	—	—	—	—	(12,284,721)	(44,330)	(12,329,051)
Balance as of June 30, 2023	10,959,165	$10,959	3,348,988	$3,349	580,970	$581	9,935,006	$9,936	$49,146,674	$(33,723,563)	$(44,330)	$15,403,606

	Six Months Ended
	Common Stock								Additional
	Class A		Class B		Class C		Class F		Paid-in	Accumulated	Noncontrolling	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital	Deficit	Interests	Equity
Balance as of December 31, 2023	10,939,165	$10,939	3,346,358	$3,346	898,316	$899	9,807,461	$9,807	$49,875,530	$(10,073,191)	$(151,670)	$39,675,660
Stock options exercised	—	—	—	—	—	—	102,889	103	224,064	—	—	224,167
Issuance of Common Stock	—	—	—	—	581,803	582	—	—	8,249,389	—	—	8,249,971
Transfer of Common Stock	—	—	—	—	201,304	201	(201,304)	(201)	—	—	—	—
Repurchase of Common Stock	—	—	—	—	—	—	(8,032)	(8)	(113,886)	—	—	(113,894)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,515,274	—	—	1,515,274
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	(2,063)	—	(2,063)
Net loss	—	—	—	—	—	—	—	—	—	(37,326,897)	(43,210)	(37,370,107)
Balance as of June 30, 2024	10,939,165	$10,939	3,346,358	$3,346	1,681,423	$1,682	9,701,014	$9,701	$59,750,371	$(47,402,151)	$(194,880)	$12,179,008
Balance as of December 31, 2022	10,959,165	$10,959	3,348,988	$3,349	52,056	$52	9,912,072	$9,912	$41,215,939	$(19,239,049)	$—	$22,001,162
Stock options exercised	—	—	—	—	—	—	22,934	24	15,651	—	—	15,675
Issuance of Common Stock	—	—	—	—	528,914	529	—	—	7,499,471	—	—	7,500,000
Stock-based compensation expense	—	—	—	—	—	—	—	—	415,613	—	—	415,613
Net loss	—	—	—	—	—	—	—	—	—	(14,484,514)	(44,330)	(14,528,844)
Balance as of June 30, 2023	10,959,165	$10,959	3,348,988	$3,349	580,970	$581	9,935,006	$9,936	$49,146,674	$(33,723,563)	$(44,330)	$15,403,606

See accompanying notes to the condensed consolidated financial statements

ANGEL STUDIOS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(37,370,107)	$(14,528,844)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Depreciation and amortization	524,206	406,063
Amortization of operating lease assets	343,521	329,555
Stock-based compensation expense	1,515,274	415,613
Net gain on digital assets	(732,410)	—
Investments in affiliates gain	(38,891)	(56,713)
Non-cash interest expense	—	12,031
Change in deferred income taxes	(4,403,068)	—
Change in operating assets and liabilities:
Accounts receivable	16,539,539	4,293,807
Physical media inventory	(279,532)	(2,448,487)
Prepaid expenses and other current assets	(990,694)	(2,852,707)
Certificate of deposit	—	154,187
Licensing receivables	(5,862,011)	—
Content	(317,747)	(208,642)
Other long-term assets	(15,000)	—
Accounts payable and accrued expenses	2,082,526	3,370,546
Accrued licensing royalties	(3,918,106)	(338,706)
Operating lease liabilities	(325,368)	(321,559)
Deferred revenue	3,768,831	1,773,493
Net cash and cash equivalents used in operating activities	(29,479,037)	(10,000,363)
Cash flows from investing activities:
Purchases of property and equipment	(244,581)	(39,356)
Issuance of note receivable	(1,352,311)	(1,667,213)
Collections of note receivable	1,688,769	2,750,116
Purchase of digital assets	(48,515)	(31,778)
Sale of digital assets	964,178	—
Investments in affiliates	39,458	(417,863)
Net cash and cash equivalents provided by investing activities	1,046,998	593,906
Cash flows from financing activities:
Repayment of notes payable	(15,784,423)	(2,000,000)
Receipt of notes payable	15,043,019	10,406,204
Repayment of accrued settlement costs	—	(112,163)
Exercise of stock options	224,167	15,675
Issuance of common stock	8,249,971	7,500,000
Repurchase of common stock	(113,894)	—
Debt financing fees	—	(293,443)
Net cash and cash equivalents provided by financing activities	7,618,840	15,516,273
Effect of changes in foreign currency exchange rates on cash and cash equivalents	(2,063)	—
Net increase (decrease) in cash and cash equivalents	(20,815,262)	6,109,816
Cash and cash equivalents at beginning of period	25,201,425	10,721,628
Cash and cash equivalents at end of period	$4,386,163	$16,831,444
Supplemental disclosure of cash flow information:
Cash paid for interest	$949,124	$216,936
Supplemental schedule of noncash financing activities
Operating lease right-of-use assets and liabilities	$2,137,262	$—

See accompanying notes to the condensed consolidated financial statements

Angel Studios, Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

The financial information presented in these unaudited financial statements is condensed and should be read in conjunction with the entity’s latest annual audited financial statements. Interim disclosures generally do not repeat those in the annual statements.

1.Description of Organization and Summary of Significant Accounting Policies

Organization

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios Production, LLC (a Utah limited liability company organized on July 6, 2021), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021), Angel Studios 001, Inc. (a Delaware Corporation organized on November 1, 2023), Angel Studios BHC, S.A., DE C.V. (an El Salvadoran public limited company organized on July 26, 2023), Angel Studios Licensing B.V., (a Netherlands private limited company organized on September 13, 2023), Angel Studios Distribution Limited (a United Kingdom limited company organized on September 13, 2023), Angel Acceleration Fund Management, LLC (a Delaware limited liability company organized on July 15, 2022), and Angel Acceleration Fund GP, LLC (a Delaware limited liability company organized on June 17, 2022) (collectively, the “Company”). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company’s mission is to share stories with the world that amplify light. This is done by aligning the Company’s interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited condensed consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these unaudited condensed consolidated financial statements. Operating results for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2024. The balance sheet at December 31, 2023 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read together with the annual audited consolidated financial statements and related notes for the fiscal year ended December 31, 2023 included in the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on May 13, 2024 (as amended, the “Registration Statement”).

As comprehensive income equals net income, separate statements of comprehensive income were not included in the accompanying condensed consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Regularly, the Company evaluates the assumptions, judgments, and estimates. Actual results may differ from these estimates.

Digital Assets

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment of a portion of its cash in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in Bitcoin (digital assets) under this policy as of December 31, 2021. The Company believes their Bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. The Company will record an impairment of the digital asset during the reporting period if the fair value drops below the cost basis of the digital assets. An impairment of $1,717 was recognized during the six months ended June 30, 2024.

The Company sold Bitcoin holdings with a total book value of $230,051 for a net gain of $734,127 during the second quarter of 2024.

Liquidity

The condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern within one year from the date of issuance of these financial statements. For the six months ended June 30, 2024, the Company incurred a net loss of approximately $37,400,000 and used cash in operating activities of approximately $29,500,000. The Company had an accumulated deficit of approximately $47,400,000 as of June 30, 2024. A significant portion of the net loss for the six months ended June 30, 2024, was due to a one-time contractual commitment for marketing spend on a theatrical release and increased marketing expenses to grow Angel Guild subscriptions. Management does not anticipate the same level of marketing spend as a percentage of revenue for future theatrical releases. The distribution agreement with the Chosen, which has generated significant past revenues, was canceled during the quarter ended June 30, 2024. The Company could also be required to make payments as a result of unfavorable outcomes of litigation. Management anticipates that the Company will continue to incur operating losses and use cash in operating activities for the rest of 2024 and into 2025.

Management is working to increase revenues through the growth of Angel Guild subscriptions, the Company’s pipeline of theatrical releases in the second half of 2024 and in 2025, and additional streaming agreements. The Company holds Bitcoin assets valued at approximately $9,916,000 as of June 30, 2024. The Company finances marketing activities for theatrical releases through print and advertising loan agreements with individual and institutional investors. Additionally, the Company has raised capital through the sale of common stock, generating approximately $7,500,000 during the year ended December 31, 2023, and approximately $8,250,000 during the six months ended June 30, 2024. Management believes it will be able to fund operating capital shortfalls for the next year through the issuance of debt and common stock. While there is no assurance of success, management remains committed to its plans to grow revenues and manage expenses. If these efforts are not successful, or if securing debt and selling common stock on acceptable terms proves challenging, the Company would need to significantly cut back on operations, which could materially affect our financial condition and/or our ability to continue as a going concern.

Accounts Receivable

The Company records its accounts receivable at sales value less an allowance for doubtful accounts receivable. Management determines the allowance for doubtful accounts receivable in accordance with ASC 326 by segmenting the receivables portfolio and using historical experience, market conditions and account aging to determine an allowance for each segment.

Account balances are written off against the allowance when the potential for recovery is remote. Recoveries of receivables previously written off are recorded when payment is received. As of June 30, 2024, the allowance for doubtful accounts receivable was $239,431. As of December 31, 2023, the Company’s allowance for doubtful accounts receivable was $273,333.

Physical Inventory

Physical inventory consists of Apparel, DVDs, Blu-rays, books, and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no reserve for physical media inventory was necessary as of June 30, 2024, and December 31, 2023.

Investments in Affiliates

Investments in affiliates represent the Company’s investments in noncontrolling interests. The Company’s investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities (“VIE”) in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying condensed consolidated financial statements. The Company’s investments where the Company has little or no influence and which the Company is not the primary beneficiary, are recorded under the cost method of accounting in the accompanying condensed consolidated financial statements.

Under the equity method, the Company’s investment is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company’s ownership interest in the earnings of the VIE. Under the cost method, the Company’s investment is stated at cost and will be reduced by any distributions received.

Notes Receivable

The Company enters into various notes receivables with filmmakers for marketing and other purposes. The Company records its notes receivable based on actual amounts loaned or paid for on behalf of the filmmaker. The Company also has a note receivable from the disposition of a business in 2021. The Company establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s notes receivable are considered past due when payment has not been received within 30 days of the due date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the receivables, and changes in payment schedules and histories.

Notes receivable balances are charged off against the allowance for doubtful notes when the potential for recovery is remote. Recoveries of notes receivable previously charged off are recorded when payment is received. The allowance for doubtful notes receivable was $0 as of June 30, 2024, and 2023.

Accrued Licensing Royalties

Accrued licensing royalties represent amounts owed by the Company to filmmakers based on the contractual terms agreed upon with the filmmaker. Estimates are made based on available information and historical experience, taking into consideration any known uncertainties. Where necessary, accruals are adjusted in subsequent periods to reflect changes in circumstances or estimates.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. The Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators’ licensed original content and related merchandise. Physical media represents apparel, DVDs, Blu-rays, books, and other intellectual property. Digital delivery represents streaming-based delivery of content via the Company’s platforms. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped. Physical media revenue for the three months ended June 30, 2024, and 2023, was $745,181 and $3,808,032, respectively, and for the six months ended June 30, 2024, and 2023, was $2,612,373 and $7,186,561, respectively. Digital media revenue for the three months ended June 30, 2024, and 2023, was $491,007 and $144,082, respectively and for the six months ended June 30, 2024, and 2023, was $1,083,284 and $297,105, respectively.

Pay it Forward Revenue

Pay it Forward revenue consists of payments made from customers who want to keep the Company’s content free to general users and help create future episodes and seasons of their favorite shows. Pay it Forward revenues are reported as Pay it Forward revenue in the condensed consolidated statements of operations in accordance with ASC Topic 958, Not-for-Profit Entities. Pay it Forward revenue (excluding theatrical Pay it Forward receipts) for the three months ended June 30, 2024, and 2023, was $1,200,298 and $9,291,021, respectively, and for the six months ended June 30, 2024, and 2023, was $4,788,232 and $23,091,896, respectively.

The Company also collects Pay it Forward payments for the Company’s upcoming or current theatrical releases. These collections are used to offset the cost the Company incurs to purchase free or discounted tickets, (“ticket redemption expenses”), for people who may not have otherwise been able to watch the film. If total theatrical Pay it Forward payments are in excess of total ticket redemption expenses, the excess amount will initially be included on the Company’s financial statements as deferred revenue. Deferred revenue will be recognized as Pay it Forward revenue during a reporting period if future ticket redemption expenses are expected to be less than the deferred revenue balance. During the three and six months ended June 30, 2024, and 2023, the Company recognized no Pay it Forward revenue specific to theatrical releases. As of June 30, 2024, and December 31, 2023, the Company had $782,125 and $850,225, respectively, of deferred revenue related to Pay it Forward specific to theatrical release. This is expected to be redeemed with free or discounted tickets or recognized as revenue during the next 12 months.

Angel Guild Revenue

The Angel Guild is a membership that gives certain benefits, such as early access to certain content or the ability to vote on future content, to paying members. Members have the option to pay either on a monthly or annual basis and payments for memberships are initially recorded as deferred revenue. Revenue is recognized on a straight-line basis over the subscription period. Angel Guild revenue for the three months ended June 30, 2024, and 2023, was $7,576,999 and $47,978, respectively and for the six months ended June 30, 2024, and 2023, was $12,239,312 and $47,978, respectively. As of June 30, 2024, and December 31, 2023, the Company had $6,257,345 and $2,382,251, respectively, of deferred revenue related to Angel Guild revenue. This is expected to be recognized as revenue during the next 12 months.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings. Theatrical release revenue for the three months ended June 30, 2024, and 2023, was $4,492,280 and $4,596,313, respectively and for the six months ended June 30, 2024, and 2023, was $12,876,923 and $5,504,967, respectively.

Content Licensing

Our content licensing arrangements include fixed fee and minimum guarantee arrangements, and sales or usage based royalties. Our fixed fee or minimum guarantee licensing arrangements may, in some cases, include multiple titles, multiple license periods (windows), rights to exploitation in different media, or rights to exploitation in multiple territories, which may be considered distinct performance obligations. When these performance obligations are considered distinct, the fixed fee or minimum guarantee in the arrangement is allocated to the title, window, media right or territory as applicable, based on estimates of relative standalone selling prices. The amounts related to each performance obligation (i.e., title, window, media or territory) are recognized when the content has been delivered, and the window for the exploitation right in that territory has begun, which is the point in time at which the customer is able to begin to use and benefit from the content.

Sales or usage based royalties represent amounts due to us based on the “sale” or “usage” of our content by the customer, and revenues are recognized at the later of when the subsequent sale or usage occurs, or the performance obligation to which some or all the sales or usage-based royalty has been allocated has been satisfied (or partially satisfied). Generally, when we license completed content (with standalone functionality, such as a movie, or television show), our performance obligation will be satisfied prior to the sale or usage. The actual amounts due to us under these arrangements are typically not reported to us until several months after the close of the reporting period. We record revenue under these arrangements for the amounts due and not yet reported to us based on estimates of the sales or usage of these customers and pursuant to the terms of the contracts. Such estimates are based on information from our customers, historical experience with similar titles in that market or territory, the performance of the title in other markets and/or available data in the industry. While we believe these estimates are reasonable estimates of the amounts due under these arrangements, such estimated amounts could differ from the actual amounts to be subsequently reported by the customer, which could be higher or lower than our estimates, and could result in an adjustment to revenues in future periods. Any adjustments booked during the June 30, 2024 and 2023 periods have been immaterial.

For certain multi-year licensing arrangements, payments may be due over a longer period. When the Company expects the period between fulfillment of its performance obligation and the receipt of payment to be greater than a year, a significant financing component is present. In these cases, such payments are discounted to present value based on a discount rate reflective of a separate financing transaction between the customer and the Company, at contract inception. The Company does not assess contracts with deferred payments for significant financing components if, at contract inception, the Company expects the period between fulfillment of the performance obligation and subsequent payment to be one year or less.

Content licensing arrangements can last between several months to up to 10 years. The typical period ranges around 3 years.

Content licensing revenue for the three months ended June 30, 2024, and 2023, was $1,495,733 and $1,552,075, respectively and for the six months ended June 30, 2024, and 2023, was $10,968,469 and $3,097,219, respectively. As of June 30, 2024, and December 31, 2023, the Company had $0 and $71,658, respectively, of deferred revenue related to content licensing.

Other Revenue

Other revenue consists of tickets to Dry Bar Comedy shows and other events, concession sales, general and administrative management fees, and in-app advertising. Other revenue is recognized when the services are performed or when the event takes place. Other revenue for the three months ended June 30, 2024, and 2023, was $504,928 and $140,207, respectively and for the six months ended June 30, 2024, and 2023, was $796,039 and $242,715, respectively.

Cost of Revenues

Cost of revenues represents the direct costs incurred by the Company in generating its revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Cost of revenues is recognized in the condensed consolidated statement of operations in the period in which the related revenue is recognized, following the matching principle.

Components of cost of revenues include licensing royalty expense, film delivery costs, hosting, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method. The related expense is recorded in the statements of operations over the period of service.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the condensed consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share attributable to the Company is computed by dividing income (loss) attributable to the Company by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share attributable to the Company gives effect to all dilutive potential shares that are outstanding during the period (if any) and excludes stock options that are anti-dilutive as a result of any net losses during the period.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-08, “Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.” This standard provides accounting and disclosure guidance for crypto assets that meet the definition of an intangible asset and certain other criteria. In-scope assets are subsequently measured at fair value with changes recorded in the condensed consolidated statement of operations. The standard requires separate presentation of (1) in-scope crypto assets from other intangible assets and (2) changes in the fair value of those crypto assets. Disclosure of significant crypto asset holdings and an annual reconciliation of the beginning and ending balances of crypto assets are also required. This ASU becomes effective for annual periods beginning in 2025, including interim periods, with early adoption permitted. The Company is assessing the impact of this ASU and whether or not to early adopt this new standard.

2.Notes Payable

In November 2022, the Company entered into a print and advertising (“P&A”) loan agreement where the Company could draw up to $5,000,000 related to print and advertising expenses incurred during the theatrical release of specific content. The maturity date of the note was March 31, 2023, and was payable along with a 10% coupon on the aggregate amount drawn. The loan principal and all outstanding interest were paid in full in March 2023.

In June 2023, the Company closed on a round of crowdfunding for P&A expenses, in anticipation of the release of the Sound of Freedom film, in exchange for revenue participation rights of the film. The revenue participation rights allow each investor the right to receive an amount not to exceed 120% (initial investment plus a 20% return) of their crowdfunded amount. The investors have first priority on the cash receipts to the Company of the film and shall be paid in full before any other claims from the film are paid. The money raised was approximately $5 million. The payback date was based on the timing of cash collections from the theatrical run of the film and was payable, directly to the investors. The $5 million was recorded as notes payable and the 20% return was accrued over the term of the note and recorded as interest expense on the consolidated statements of operations. Issuance costs for this raise were approximately $300,000, which was recorded as a note discount. As of December 31, 2023, the notes and interest had been repaid, and the note discount had been fully amortized.

During 2023, the Company entered into several additional rounds of P&A expense raises with institutional investors, in anticipation of the release of several different films, in exchange for revenue participation rights of the films. The revenue participation rights allow each institutional investor the right to receive an amount not to exceed 110% (initial investment plus a 10% return) of their invested amount. The institutional investors have first priority on the cash receipts to the Company of the particular film they invested in and shall be paid in full before any other claims from the film are paid. The money raised was approximately $20,985,000 which was recorded as notes payable and the 10% return was accrued over the term of the notes and recorded as interest expense on the condensed consolidated statements of operations. The payback dates were based on the timing of cash collections from the various theatrical runs of the films. There were no issuance costs related to these raises. As of December 31, 2023, $17,000,000 of the notes and $1,700,000 in related interest had been repaid. All remaining principal and interest was paid back in the first quarter of 2024.

In February 2024, the Company entered into a revolving P&A loan agreement with a related-party. See Note 5 to the condensed consolidated financial statements included herein for further discussion.

In May 2024, the Company entered into P&A expense raises totaling $3,000,000. The maturity date is dependent on the timing of cash collections from theatrical sales, licensing revenue, merchandise sales and other revenue. The principal balance is payable along with a 10% coupon on the total loans, and is expected to mature within the next year.

On May 7, 2024, the Company entered into a short-term loan agreement for $500,000 with a 10% interest rate and maturity date of 100 days.

3.Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (a Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the condensed consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available. The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s condensed consolidated financial position, results from operations or liquidity. The actual amounts from the resolution of these matters could vary from management’s estimate.

4.Common Stock

The Company has authorized capital stock consisting of 85,000,000 shares of common stock, par value $0.001 per share, of which 27,500,000 shares have been designated as Class A Common Stock, 4,000,000 have been designated as Class B Common Stock, 38,000,000 have been designated as Class C Common Stock, and 15,500,000 have been designated as Class F Common Stock (collectively, the “Common Stock”).

Loss per Share

The following table represents the Company’s loss per share for the three and six months ending June 30:

	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Numerator:
Net loss attributable to controlling interests	$(22,482,813)	$(12,284,721)	$(37,326,897)	$(14,484,514)
Denominator:
Weighted average basic shares outstanding	25,276,878	24,824,083	25,138,698	24,672,693
Effect of dilutive shares	—	—	—	—
Weighted average diluted shares	25,276,878	24,824,083	25,138,698	24,672,693
Basic loss per share	$(0.889)	$(0.495)	$(1.485)	$(0.587)
Diluted loss per share	$(0.889)	$(0.495)	$(1.485)	$(0.587)

Basic loss per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted loss per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive. All potential common shares were anti-dilutive as a result of the Company’s net losses during the period presented. If the Company had income during the periods presented, the number of dilutive shares should be 1,617,912 and 1,062,335 for the three months ended June 2024 and 2023, respectively, and 1,596,761 and 1,021,570 for the six months ended June 2024 and 2023, respectively.

5.Related-Party Transactions

The Company has a marketing services contract with an entity owned by one or more of the Company’s directors, officers, and stockholders. During the three months ended June 30, 2024, and 2023, the Company incurred expenses of $81,915 and $231,500, respectively, to the related party for marketing services. During the six months ended June 30, 2024, and 2023, the Company incurred expenses of $303,370 and $333,650, respectively, to the related party for marketing services.

In July 2021, the Company purchased a 50% interest in the entity that owns the building in which the Company leases its office space from. Lease payments made during the period of related party ownership were $146,172 and $104,700 for the three months ended June 30, 2024, and 2023, respectively, and $252,506 and $241,150 for the six months ended June 30, 2024, and 2023, respectively.

In July 2022, the Company purchased an 8% interest in an entity (“Tuttle Twins, LLC”) that is partially owned by one or more of the Company’s directors, officers, and stockholders. This entity produces content for the Company’s platforms. The total purchase price was $1,747,980. In 2023, the Company entered into negotiations to acquire this entity in full. While negotiations are ongoing, the Company agreed to fund the operations of the entity. The Company funded a total of $900,000 in 2023. During the first six months of 2024, the Company funded an additional $2,700,000 related to supporting operations of the entity which was expensed by the Company during 2024.

In February 2024, the Company entered into a revolving P&A loan agreement with Angel P&A, LLC, a Delaware limited liability company (“Angel P&A”) that is 100% owned by one or more of the Company’s directors, officers, and stockholders. Angel P&A was set up for the specific purpose of raising up to $15,000,000 in P&A funds for the Company to use for upcoming theatrical releases, in exchange for revenue participation rights of the films. The revenue participation rights allow Angel P&A the right to receive an amount not to exceed 110% (initial investment plus a 10% return) of their invested amount. Angel P&A has priority on the cash receipts to the Company of the particular film they invested in and shall be paid in full before any other claims, with the exception of crowdfunding P&A raised (if any) which would take first priority, from the film are paid. An initial draw of $10,000,000 took place in March 2024 and was paid back in June 2024 along with the 10% return. Once Angel P&A receives the repayment on these notes, the interest portion will be distributed to the institutional investors and the original investment can either remain at Angel P&A for additional P&A loans needed by Company or be returned to the institutional investors until the Company has further need of the funds. The commitment period between Angel P&A and Company, and between Angel P&A and the investors, lasts through February 2027. Angel P&A has no employees and is not anticipated to incur any operating expenses. As of June 30, 2024, and December 31, 2023, $0 and $0, respectively, of notes payable and related interest was due to Angel P&A.

6.Subsequent Events

Subsequent events have been evaluated through August 14, 2024, which is the date the condensed consolidated financial statements were available to be issued.

In July 2024, the Company sold an aggregate of 219,767 shares of its Class C Common Stock to various purchasers, including certain of its executive officers and directors. The price of the Class C Common Stock was $14.18 per share.

In July 2024, the Company drew $2,000,000 from the revolving P&A loan agreement with Angel P&A. The draw amount, along with a 10% coupon on the aggregate amount drawn, is repayable pursuant to a note with a maturity date in September 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of

Angel Studios, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Angel Studios, Inc. and subsidiaries (collectively, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Tanner LLC
We have served as the Company’s auditor since 2016.
Salt Lake City, Utah
May 13, 2024

Consolidated Balance Sheets

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$25,201,425	$10,721,628
Accounts receivable, net	24,140,903	7,189,526
Current portion of long-term licensing receivables, net	7,851,505	—
Physical media inventory	2,843,681	500,680
Current portion of notes receivable	707,508	2,189,596
Prepaid expenses and other	4,316,577	1,620,547
Total current assets	65,061,599	22,221,977
Certificate of deposit	—	154,187
Property and equipment, net	1,212,056	1,331,647
Notes receivable, net of current portion	4,502,079	4,743,695
Long-term licensing receivables, net	11,279,260	—
Content, net	1,389,588	1,227,675
Intangibles, net	1,987,190	2,060,139
Digital assets	2,961,790	2,846,825
Investments in affiliates	4,503,153	2,773,399
Operating lease right-of-use assets	1,286,237	1,952,890
Other long-term assets	4,075,243	74,924
Total assets	$98,258,195	$39,387,358
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,169,248	$1,018,843
Accrued expenses	6,297,230	3,800,241
Current portion of accrued licensing royalties	25,958,085	3,094,538
Notes payable	4,160,277	2,000,000
Current portion of operating lease liabilities	364,633	652,265
Deferred revenue	3,920,648	633,635
Current portion of accrued settlement costs	253,882	230,005
Total current liabilities	44,124,003	11,429,527
Accrued settlement costs, net of current portion	4,371,972	4,625,854
Accrued licensing royalties, long-term	9,125,409	—
Operating lease liabilities, net of current portion	961,151	1,330,815
Total liabilities	$58,582,535	$17,386,196
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value, 85,000,000 shares authorized; 24,991,300 and 24,272,281 shares issued and outstanding, respectively	$24,991	$24,272
Additional paid-in capital	49,875,530	41,215,939
Noncontrolling interests	(151,670)	—
Accumulated deficit	(10,073,191)	(19,239,049)
Total stockholders’ equity	39,675,660	22,001,162
Total liabilities and stockholders’ equity	$98,258,195	$39,387,358

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	For the Years Ended December 31,
	2023	2022
Revenue:
Licensed content and other revenue	$167,150,134	$41,536,516
Pay-it-forward revenue	35,287,182	33,980,046
Total revenue	202,437,316	75,516,562
Operating expenses:
Cost of revenues	86,032,540	40,392,001
Selling and marketing	74,181,413	19,257,984
General and administrative	18,121,437	12,049,547
Research and development	13,905,426	12,345,518
Legal expenses	2,038,974	802,044
Write-down of digital assets	4,000	5,065,413
Total operating expenses	194,283,790	89,912,507
Operating income (loss)	8,153,526	(14,395,945)
Other income (expense):
Interest expense	(3,657,958)	(694,374)
Interest income	1,819,121	614,426
Total other expense, net	(1,838,837)	(79,948)
Income (loss) before income tax benefit	6,314,689	(14,475,893)
Income tax benefit	(2,697,435)	(765,185)
Net income (loss)	$9,012,124	$(13,710,708)
Net loss attributable to noncontrolling interests	(151,670)	—
Net income (loss) attributable to controlling interests	$9,163,794	$(13,710,708)
Net income (loss) per common share - basic	$0.370	$(0.565)
Net income (loss) per common share - diluted	$0.353	$(0.533)
Weighted average common shares outstanding - basic	24,775,858	24,264,683
Weighted average common shares outstanding - diluted	25,929,246	25,703,235

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

	Common Stock								Additional
	Class A		Class B		Class C		Class F		Paid-in	Accumulated	Noncontrolling	Total
For the Years Ended December 31, 2023 and 2022	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital	Deficit	Interests	Equity
Balance as of December 31, 2021	20,842,227	$20,842	3,349,017	$3,349	508,420	$508	—	$—	$39,538,876	$(5,187,312)	$—	$34,376,263
Stock options exercised	77,012	77	—	—	—	—	—	—	258,778	—	—	258,855
Transfer of Common Stock	(9,912,072)	(9,912)	—	—	—	—	9,912,072	9,912	—	—	—	—
Repurchase of Common Stock	(48,002)	(48)	—	—	(456,364)	(456)	—	—	(85,684)	(341,029)	—	(427,217)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,503,969	—	—	1,503,969
Net loss	—	—	—	—	—	—	—	—	—	(13,710,708)	—	(13,710,708)
Balance as of December 31, 2022	10,959,165	$10,959	3,349,017	$3,349	52,056	$52	9,912,072	$9,912	$41,215,939	$(19,239,049)	$—	$22,001,162
Stock options exercised	—	—	—	—	—	—	197,656	198	235,528	—	—	235,726
Transfer of Common Stock	(20,000)	(20)	(2,630)	(3)	317,346	318	(294,716)	(295)	—	—	—	—
Repurchase of Common Stock	—	—	—	—	—	—	(7,551)	(8)	(107,065)	—	—	(107,073)
Issuance of Common Stock	—	—	—	—	528,914	529	—	—	7,499,472	—	—	7,500,001
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,031,656	—	—	1,031,656
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	2,064	—	2,064
Net income (loss)	—	—	—	—	—	—	—	—	—	9,163,794	(151,670)	9,012,124
Balance as of December 31, 2023	10,939,165	$10,939	3,346,387	$3,346	898,316	$899	9,807,461	$9,807	$49,875,530	$(10,073,191)	$(151,670)	$39,675,660

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$9,012,124	$(13,710,708)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	916,945	665,920
Amortization of operating lease assets	666,653	453,996
Stock-based compensation expense	1,031,656	1,503,969
Investments in affiliates gain	(9,364)	(67,608)
Impairment of digital assets	4,000	5,065,413
Non-cash interest expense	305,271	—
Change in deferred income taxes	37,611	(434,946)
Change in operating assets and liabilities:
Accounts receivable	(16,951,377)	3,251,012
Physical media inventory	(2,343,001)	1,369,233
Prepaid expenses and other current assets	(2,696,030)	2,056,587
Certificate of deposit	154,187	(1,914)
Licensing receivables	(19,130,765)	—
Content	(313,855)	(504,609)
Other long-term assets	(4,000,319)	—
Accounts payable and accrued expenses	4,751,709	(12,931,847)
Accrued licensing royalty expense	31,847,030	3,094,538
Operating lease liabilities	(657,296)	(423,806)
Deferred revenue	3,287,013	(1,048,481)
Net cash and cash equivalents provided by (used in) operating activities	5,912,192	(11,663,251)
Cash flows from investing activities:
Purchases of property and equipment	(572,463)	(1,135,362)
Issuance of note receivable	(3,366,462)	(3,392,877)
Repayments of note receivable	5,090,166	2,779,320
Purchase of digital assets	(118,965)	—
Investments in affiliates	(1,720,390)	(1,747,980)
Net cash and cash equivalents used in investing activities	(688,114)	(3,496,899)
Cash flows from financing activities:
Repayment of notes payable	(26,751,117)	—
Receipt of notes payable	28,911,394	2,000,000
Debt financing fees	(305,271)	—
Repayment of accrued settlement costs	(230,005)	(208,373)
Exercise of stock options	235,726	258,855
Issuance of common stock	7,500,001	—
Repurchase of common stock	(107,073)	(427,217)
Net cash and cash equivalents provided by financing activities	9,253,655	1,623,265
Effect of changes in foreign currency exchange rates on cash and cash equivalents	2,064	—
Net increase (decrease) in cash and cash equivalents	14,479,797	(13,536,885)
Cash and cash equivalents at beginning of year	10,721,628	24,258,513
Cash and cash equivalents at end of year	$25,201,425	$10,721,628
Supplemental disclosure of cash flow information:
Cash paid for interest	$3,586,937	$498,769
Cash paid (refunded) for income taxes	22,208	(2,078,744)
Supplemental schedule of noncash financing activities
Operating lease right-of-use assets and liabilities	$—	$2,406,886

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Description of Organization and Summary of Significant Accounting Policies

Organization

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios Production, LLC (a Utah limited liability company organized on July 6, 2021), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021), Angel Studios SPV – Cabrini, Inc. (a Delaware Corporation organized on November 1, 2023), Angel Studios BHC, S.A., DE C.V. (an El Salvadoran public limited company organized on July 26, 2023), Angel Studios Licensing B.V., (a Netherlands private limited company organized on September 13, 2023), Angel Studios Distribution Limited (a United Kingdom limited company organized on September 13, 2023), Angel Acceleration Fund Management, LLC (a Delaware limited liability company organized on July 15, 2022), and Angel Acceleration Fund GP, LLC (a Delaware limited liability company organized on June 17, 2022) (collectively, the “Company”). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company’s mission is to share stories with the world that amplify light. This is done by aligning the Company’s interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Basis of Presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to current year presentation. As of December 31, 2022, $3,094,538 of accrued licensing royalties has been broken out separately from accrued expenses on the consolidated balance sheets. This change had no impact on the total current liabilities of the Company as of December 31, 2022. This change had no impact on the total operating cash flow of the Company as of December 31, 2022. As of December 31, 2022, $33,980,046 of pay-it-forward revenue has been broken out separately from total revenue on the consolidated statements of operations. This change had no impact on total revenue of the Company as of December 31, 2022.

As comprehensive income equals net income, separate statements of comprehensive income were not included in the accompanying consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Regularly, the Company evaluates the assumptions, judgments, and estimates. Actual results may differ from these estimates.

Concentrations of Credit Risk

The Company’s cash is held in non-interest-bearing and interest-bearing accounts that may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank (SVB), where the Company held a portion of its cash and cash equivalents. The Federal Reserve subsequently announced that account holders would be made whole, and the Company once again received access to all of its cash and cash equivalents. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that the Company may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on the Company’s ability to pay its operational expenses or make other payments, which could adversely affect the business. In order to mitigate this risk, the Company is currently participating in a liquidity management service that divides bank balances among multiple participating banks, offering FDIC insurance coverage beyond the standard limits.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of revenues. Concentrations of vendors were as follows for the years ended December 31:

	2023	2022
Vendor A	35%	41%
Vendor B	22%	—
Vendor C	21%	—
Vendor D	—	13%

Major customers are defined as those customers generating revenues for the Company which exceed 10% of the Company’s total recognized revenues. Concentrations of customers were as follows for the years ended December 31:

	2023	2022
Customer A	12%	—

Major concentrations of customers with licensing receivables are defined as those customers with a licensing receivables balances for the Company which exceed 10% of the Company’s outstanding licensing receivables. Concentrations of customers with licensing receivables balance were as follows for the years ended December 31:

	2023	2022
Customer B	100%	—

Digital Assets

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment of a portion of its cash in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in Bitcoin (digital assets) under this policy as of December 31, 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. The Company will record an impairment of the digital asset during the reporting period if the fair value drops below the cost basis of the digital assets. The Company recorded an impairment of $4,000 and $5,065,413 on the digital assets during the years ended December 31, 2023, and 2022, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2023, and 2022, these cash equivalents consisted of certificate of deposits and/or treasury securities.

Accounts Receivable

The Company records its accounts receivable at sales value less an allowance for doubtful accounts receivable. Management determines the allowance for doubtful accounts receivable in accordance with ASC 326 by segmenting the receivables portfolio and using historical experience, market conditions and account aging to determine an allowance for each segment.

Account balances are written off against the allowance when the potential for recovery is remote. Recoveries of receivables previously written off are recorded when payment is received. As of December 31, 2023, the allowance for doubtful accounts receivable was $273,333, which included a reserve of $29,536 related to receivables from theatrical distribution. As of December 31, 2022, the Company’s allowance for doubtful accounts receivable was $0.

Physical Inventory

Physical inventory consists of Apparel, DVDs, Blu-rays, books, and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no reserve for physical media inventory was necessary as of December 31, 2023, and 2022.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the consolidated statements of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

Intangible Assets

Intangible assets consist of domain names the company has acquired and are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Impairment of Long-Lived Assets

Except for the digital assets write-down mentioned previously, no other significant write-downs occurred during the years ended December 31, 2023, and 2022.

Investments in Affiliates

Investments in affiliates represent the Company’s investments in noncontrolling interests. The Company’s investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities (“VIE”) in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements. The Company’s investments where the Company has little or no influence and which the Company is not the primary beneficiary, are recorded under the cost method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company’s investment is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company’s ownership interest in the earnings of the VIE. Under the cost method, the Company’s investment is stated at cost and adjusted will be reduced by any distributions received.

Notes Receivable

The Company enters into various notes receivables with filmmakers for marketing and other purposes. The Company records its notes receivable based on actual amounts loaned or paid for on behalf of the filmmaker. The Company also has a note receivable from the disposition of a business in 2021. The Company establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s notes receivable are considered past due when payment has not been received within 30 days of the due date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the receivables, and changes in payment schedules and histories.

Note receivable balances are charged off against the allowance for doubtful notes when the potential for recovery is remote. Recoveries of notes receivable previously charged off are recorded when payment is received. The allowance for doubtful notes receivable was $0 as of December 31, 2023, and 2022.

Other Long-term Assets

Other long-term assets mainly consist of security deposits that will be held for longer than one year and are recorded at fair value when paid and deferred tax assets. Any impairment in the other long-term assets will be recognized on the consolidated statement of operations.

Accrued Liabilities

Accrued expenses represent liabilities for goods or services received by the company as of the reporting date but for which invoices have not been received or processed. These expenses are recognized when all of the following conditions are met: there is a present obligation resulting from a past event (i.e., goods or services have been received), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably measured.

Accrued expenses are recognized and measured based on the best estimate of the amount owed at the reporting date. Estimates are based on available information and historical experience, taking into consideration any known uncertainties. Where necessary, accruals are adjusted in subsequent periods to reflect changes in circumstances or estimates.

Accrued Licensing Royalties

Accrued licensing royalties represent amounts owed by the Company to filmmakers based on the contractual terms agreed upon with the filmmaker. Estimates are made based on available information and historical experience, taking into consideration any known uncertainties. Where necessary, accruals are adjusted in subsequent periods to reflect changes in circumstances or estimates.

Deferred Financing Costs and Note Discount

Angel Studios utilizes the services of VAS Portal, LLC d/b/a Angel Funding (“VAS Portal”), a Securities and Exchange Commission (“SEC”) registered Funding Portal (SEC File No. 7-165) and a member of the Financial Industry Regulation Authority (“FINRA”), to facilitate crowdfunding of its projects. VAS Portal is operated independently of Angel Studios.

For Funds raised through the VAS Portal, VAS Portal typically receives a fee of six percent (6%) of total funds raised for their services. The Company utilized the services of VAS Portal to raise P&A funds during 2023. Funds raised by the Company through the VAS Portal are accounted for as a note discount and are amortized to interest expense over the term of the underlying instrument using the effective interest method. For additional information, see Note 7.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators’ licensed original content and related merchandise. Physical media represents apparel, DVDs, Blu-rays, books, and other intellectual property. Digital delivery represents streaming-based delivery of content via the Company’s platforms. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped. Physical media revenue for the years ended December 31, 2023 and 2022 was $18,020,076 and $23,609,414, respectively. Digital media revenue for the years ended December 31, 2023 and 2022 was $4,500,536 and $693,381, respectively.

Pay-it-forward Revenue

Pay-it-forward revenue consists of payments made from customers who want to keep the Company’s content free to general users and help create future episodes and seasons of their favorite shows. Pay-it-forward revenues are reported as pay-it-forward revenue in the Consolidated Statements of Operations in accordance with ASC Topic 958, Not-for-Profit Entities. Pay-it-forward revenue (excluding theatrical pay-it-forward receipts) for the years ended December 31, 2023 and 2022 was $31,856,327 and $33,980,046, respectively.

The Company also collects pay-it-forward payments for the Company’s upcoming or current theatrical releases. These collections are used to offset the cost the Company incurs to purchase free or discounted tickets, (“ticket redemption expenses”), for people who may not have otherwise been able to watch the film. If total theatrical pay-it-forward payments are in excess of total ticket redemption expenses, the excess amount will initially be included on the Company’s financial statements as deferred revenue. Deferred revenue will be recognized as pay-it-forward revenue during a reporting period if future ticket redemption expenses are expected to be less than the deferred revenue balance. During the years ended December 31, 2023, and 2022, the Company recognized $3,430,855 and $0, respectively, of pay-it-forward revenue specific to theatrical releases. As of December 31, 2023, and 2022, the Company had $850,225 and $0, respectively, of deferred revenue related to pay-it-forward specific to theatrical release. This is expected to be redeemed with free or discounted tickets or recognized as revenue during the next 12 months.

Angel Guild Revenue

The Angel Guild is a membership that gives certain benefits, such as early access to certain content or the ability to vote on future content, to paying members. Members have the option to pay either on a monthly or annual basis and payments for memberships are initially recorded as deferred revenue. Revenue is recognized on a straight-line basis over the subscription period. Angel Guild revenue for the years ended December 31, 2023 and 2022 was $2,940,290 and $0, respectively.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue for the years ended December 31, 2023 and 2022 was $106,838,828 and $4,720,674, respectively.

Content Licensing

Our content licensing arrangements include fixed fee and minimum guarantee arrangements, and sales or usage based royalties. Our fixed fee or minimum guarantee licensing arrangements may, in some cases, include multiple titles, multiple license periods (windows), rights to exploitation in different media, or rights to exploitation in multiple territories, which may be considered distinct performance obligations. When these performance obligations are considered distinct, the fixed fee or minimum guarantee in the arrangement is allocated to the title, window, media right or territory as applicable, based on estimates of relative standalone selling prices. The amounts related to each performance obligation (i.e., title, window, media or territory) are recognized when the content has been delivered, and the window for the exploitation right in that territory has begun, which is the point in time at which the customer is able to begin to use and benefit from the content.

Sales or usage based royalties represent amounts due to us based on the “sale” or “usage” of our content by the customer, and revenues are recognized at the later of when the subsequent sale or usage occurs, or the performance obligation to which some or all the sales or usage-based royalty has been allocated has been satisfied (or partially satisfied). Generally, when we license completed content (with standalone functionality, such as a movie, or television show), our performance obligation will be satisfied prior to the sale or usage. The actual amounts due to us under these arrangements are typically not reported to us until several months after the close of the reporting period. We record revenue under these arrangements for the amounts due and not yet reported to us based on estimates of the sales or usage of these customers and pursuant to the terms of the contracts. Such estimates are based on information from our customers, historical experience with similar titles in that market or territory, the performance of the title in other markets and/or available data in the industry. While we believe these estimates are reasonable estimates of the amounts due under these arrangements, such estimated amounts could differ from the actual amounts to be subsequently reported by the customer, which could be higher or lower than our estimates, and could result in an adjustment to revenues in future periods. Any adjustments booked during the December 31, 2023 and 2022 periods have been immaterial.

For certain multi-year licensing arrangements, payments may be due over a longer period. When the Company expects the period between fulfillment of its performance obligation and the receipt of payment to be greater than a year, a significant financing component is present. In these cases, such payments are discounted to present value based on a discount rate reflective of a separate financing transaction between the customer and the Company, at contract inception. The Company does not assess contracts with deferred payments for significant financing components if, at contract inception, the Company expects the period between fulfillment of the performance obligation and subsequent payment to be one year or less.

Content licensing arrangements can last between several months to up to 10 years. The typical period ranges around 3 years.

As of December 31, 2023, and 2022, the Company had $71,658 and $364,896, respectively, of deferred revenue related to content licensing. This is expected to be recognized as revenue during the next 12 months. Content licensing revenue for the years ended December 31, 2023 and 2022 was $34,187,217 and $11,230,655, respectively.

Other Revenue

Other revenue consists of tickets to Dry Bar Comedy shows and other events, concession sales, general and administrative services performed for a related party, and in-app advertising. Other revenue is recognized when the services are performed or when the event takes place. Other revenue for the years ended December 31, 2023 and 2022 was $663,187 and $1,282,392, respectively.

The following table presents the Company’s revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2023	2022
Point in time revenue	$198,201,716	$73,927,248
Over time revenue	4,235,600	1,589,314
Total revenue	$202,437,316	$75,516,562

Cost of Revenues

Cost of revenues represents the direct costs incurred by the Company in generating its revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Cost of revenues is recognized in the income statement in the period in which the related revenue is recognized, following the matching principle.

Components of cost of revenues include licensing royalty expense, hosting, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided.

Selling and Marketing Expenses

Selling and marketing expenses represent costs incurred by the Company in promoting and selling its products or services. These expenses are recognized in the statement of operations in the period in which they are incurred.

Components of selling and marketing expenses include advertising and promotional activities, salaries and benefits for sales and marketing personnel, travel and entertainment expenses related to sales and marketing activities, and costs of marketing materials. It also includes costs incurred by the Company to purchase movie tickets for giving away, which costs are offset by the pay-it-forward receipts the Company receives from customers who pay-it-forward for others to see the show. The total amount of pay-it-forward receipts that were offset against selling and marketing costs during the years ended December 31, 2023, and 2022, was $23,760,789 and $0, respectively.

General and Administrative Expenses

General and administrative expenses represent costs incurred by the Company that are not directly attributable to the production of goods or services. These expenses include, but are not limited to, salaries and benefits of administrative staff, office rent, utilities, office supplies, insurance, legal fees, and other overhead costs necessary to support the operations of the business.

General and administrative expenses are recognized in the statement of operations in the period in which they are incurred. Expenses are measured at the fair value of the consideration given in exchange for goods or services received.

Research and Development Expenses

Research and development expenses consist primarily of payroll, software, and other related expenses for research and development personnel responsible for making improvements to the Company’s service offerings, including testing, and maintaining and modifying the user interface and infrastructure. These expenses are recognized in the statement of operations in the period in which they are incurred.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method. The related expense is recorded in the statements of operations over the period of service.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Prepaid Expenses

The Company incurs costs for goods or services that will be consumed in future accounting periods. These expenses are paid in advance before the corresponding benefits are received, and they are initially recorded as assets on the balance sheet. As the benefits are consumed or utilized, the prepaid assets are recognized as expenses on the income statement.

Operating Leases

The Company leases several office spaces which are accounted for as operating leases. Lease payments are due monthly and are based on the fixed terms of the leases. The lease terms expire at various dates through 2029 and provide for renewal options ranging from one year to five years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The Company determines if an arrangement is a lease at its inception. A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on information available at lease commencement date for all of its leases. Lease expense for operating leases is recognized on a straight-line basis.

2.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	2023	2022
Computer equipment	$1,630,746	$1,074,823
Leasehold improvements	420,903	589,338
Computer software	386,035	242,810
Furniture and fixtures	355,764	338,134
Production equipment	275,513	251,392
Warehouse equipment	57,936	57,936
	3,126,897	2,554,433
Less accumulated depreciation and amortization	(1,914,841)	(1,222,786)
	$1,212,056	$1,331,647

Depreciation and amortization expense on property and equipment for the years ended December 31, 2023, and 2022, was $692,055 and $518,022, respectively.

3.	Content Assets

Content assets consisted of the following as of December 31:

	2023	2022
Content	$1,639,251	$1,325,397
Less accumulated amortization	(249,663)	(97,722)
	$1,389,588	$1,227,675

Amortization expense on content assets for the years ended December 31, 2023 and 2022, was $151,941 and $74,948, respectively.

4.	Intangible Assets

Intangible assets consisted of the following as of December 31:

	2023	2022
Domain names	$2,188,489	$2,188,489
Less accumulated amortization	(201,299)	(128,350)
	$1,987,190	$2,060,139

Amortization expense on intangible assets for the years ended December 31, 2023, and 2022, was $72,949 and $72,950, respectively.

5.	Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statements of operations and an accrued settlement cost on the consolidated balance sheets of $5,297,359 because of a settlement from the chapter 11 bankruptcy case that was filed on October 18, 2017. The total amount due from litigation and the resulting bankruptcy case was $62,461,456 (the Settlement Note), however, as part of the settlement agreement, it was agreed that the $62,461,456 will be lowered to $9,900,000, payable over 14 years without interest, as long as the Company makes timely payments and there is no breach or violation of the settlement agreement that remains uncured. As a result of this settlement, and the Company’s plans to not break or violate the settlement agreement, the Company recorded an expense of $5,297,359 during the year ended December 31, 2020. The Company recorded the present value of $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of December 31, 2023, and 2022, the outstanding balance on the consolidated balance sheets is $4,625,854 and $4,855,859, respectively, and all payments are current.

Because the Company had no uncured payment faults and did not default on its settlement promises through the date of this filing, the Company maintains the option to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option through October 2025.

The following table summarizes the scheduled maturities of short-term and long-term settlement costs for the five years subsequent to December 31, 2023:

Year Ending December 31:	Amount
2024	$253,882
2025	280,238
2026	309,331
2027	341,443
2028	376,890
Thereafter	3,064,070
Total	$4,625,854

6.	Notes Receivable

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company’s content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligations under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of December 31, 2023, and 2022, the outstanding balance on the consolidated balance sheets is $4,743,727 and $4,962,617, respectively.

In addition to the notes receivable from the sale of the filtering business, the Company enters into various notes receivables with filmmakers (the “filmmaker notes receivable”) for marketing and other purposes. The terms of these agreements are generally less than one year and non-interest bearing. The total amount of filmmaker notes receivable as of December 31, 2023, and 2022, was $465,860 and $1,970,674, respectively, which is included in current portion of notes receivable, on the consolidated balance sheets.

7.	Notes Payable

In November 2022, the Company entered into a print and advertising (“P&A”) loan agreement where the Company could draw up to $5,000,000 related to print and advertising expenses incurred during the theatrical release of specific content. The maturity date of the note was March 31, 2023, and was payable along with a 10% coupon on the aggregate amount drawn. As of December 31, 2022, the Company had drawn $2,000,000, which is recorded in notes payable on the consolidated balance sheet and recognized $200,000 of interest expense on the consolidated statements of operations. The loan principal and all outstanding interest were paid in full in March 2023.

In June 2023, the Company closed on a round of crowdfunding for P&A expenses, in anticipation of the release of the Sound of Freedom film, in exchange for revenue participation rights of the film. The revenue participation rights allow each investor the right to receive an amount not to exceed 120% (initial investment plus a 20% return) of their crowdfunded amount. The investors have first priority on the cash receipts to the Company of the film and shall be paid in full before any other claims from the film are paid. The money raised was approximately $5 million. The payback date is based on the timing of cash collections from the theatrical run of the film and was payable, directly to the investors. The $5 million was recorded as notes payable and the 20% return was accrued over the term of the note and recorded as interest expense on the consolidated statements of operations. Issuance costs for this raise were approximately $300,000, which was recorded as a note discount. As of December 31, 2023, the notes and interest had been repaid, and the note discount had been fully amortized. For additional information on the related party nature of this note, see Note 12.

During 2023, the Company entered into several additional rounds of P&A expense raises with institutional investors, in anticipation of the release of several different films, in exchange for revenue participation rights of the films. The money raised was approximately $20,985,000. The payback dates were based on the timing of cash collections from the various theatrical runs of the films and were payable along with a 10% coupon on the aggregate amount raised. There were no issuance costs related to these raises. As of December 31, 2023, $17,000,000 of the notes and $1,700,000 in related interest had been repaid, with the remaining amount repaid in February 2024.

8.	Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (a Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of the date of this filing, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

Royalty Arrangements

The Company enters into various licensing arrangements with filmmakers. The royalties on these arrangements are based on net profit of the film or show. Net profit is generally determined to be all revenues recognized by the Company that are derived from the exploitation of the film of show, less 1) all verified out-of-pocket distribution costs and expenses specific to the film or show and 2) all verifiable marketing related costs incurred for or in connection with the marketing of the film or show. Marketing expenses are typically capped at 25% of revenue, unless agreed upon in advance between the Company and the filmmaker.

The royalties on net profits are generally split between the filmmaker and the Company, with two-thirds going to the filmmaker. Royalties are typically paid out on a quarterly basis once cash is collected for the revenue earned. Total unpaid royalties are recorded in accrued licensing royalties on the condensed consolidated balance sheets.

Operating Leases

The Company has several non-cancelable office and warehouse leases that mature between February 28, 2024, and September 30, 2027, with monthly payments that escalate between 3%-5% each year.

The following represents maturities of operating lease liabilities as of December 31, 2023:

Year Ending December 31:	Amount
2024	$418,870
2025	364,701
2026	377,100
2027	281,442
Total Lease Payments	1,442,113
Less: Interest	(116,329)
Present value of lease liabilities	$1,325,784

The weighted average remaining lease terms and interest rates were as follows as of December 31, 2023:

Lease Term and Discount Rate	2023
Weighted Average Remaining Lease Term (years)
Operating leases	3.56
Weighted Average Discount Rate
Operating leases	4.60%

Lease expense for operating leases was $744,246 and $538,005 for the years ended December 31, 2023, and 2022, respectively and included in general and administrative expenses on the consolidated statements of operations.

Cash payments included in the measurement of operating lease liabilities for the years ended December 31, 2023, and 2022, were $734,890 and $466,534, respectively.

9.	Stock Options

Stock Incentive Plan

The Company’s 2014 Stock Incentive Plan (the Prior Plan), originally approved in 2014, provided for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, and shares of restricted stock. Under the terms of the Prior Plan, there were 4,587,956 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2022. In October 2023, the Company adopted the 2023 Stock Incentive Plan (the New Plan). The New Plan reserves a total of 5,775,000 shares of the Company’s Class F Common Stock for issuance thereunder, with 3,692,995 shares reserved as either options outstanding or shares exercised from awards granted under the Prior Plan, and further subject to the condition that the total number of shares issued thereunder shall not exceed 16.5% of the fully diluted outstanding shares of the Company’s common stock. Under the terms of the New Plan and including the reserved shares from the Prior Plan, there were 5,174,110 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2023.

The Board of Directors determines the terms of each grant. As of the date of this report, the Company has only granted incentive stock options and nonqualified stock options. Generally, 25% of these options vest on the one-year anniversary of the vesting commencement date, and 1/36 of the remaining options vest each month thereafter. The options typically have a contractual life of ten (10) years. There were 792,105 and 782,298 shares available for grant under the Plan as of December 31, 2023, and 2022, respectively.

Performance Equity Plan

The Company’s Performance Equity Plan (the Performance Plan) was adopted in October 2023 and provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, and shares of restricted stock to certain of our employees, directors, and consultants. Awards made under the Performance Plan are subject to certain performance vesting criteria based on either (i) the Company’s stock price, as quoted on a publicly traded market or stock exchange, being equal to or greater than certain prices or (ii) the Company having at least two (2) consecutive independent stock price valuations completed on its common stock (and approved by the Board) that value the Company’s common stock at a price equal to or higher than the vesting stock price applicable to the award. The Performance Plan reserves a total of 2,797,466 shares of the Company’s Class C Common Stock for issuance. As of December 31, 2023, options exercisable for 924,692 shares of Class C Common Stock had been issued as part of the Performance Plan, with 1,872,774 shares of Class C Common Stock remaining available for issuance. The options typically have a contractual life of ten (10) years.

Stock-based compensation expense, related to options grants of both plans, for the years ended December 31, 2023, and 2022, was $1,031,656 and $1,503,969, respectively. As of December 31, 2023, and 2022, the Company had $7,977,220 and $1,951,694 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 4.97 and 2.72 years, respectively. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options for both the Stock Incentive Plan and the Performance Equity Plan and related activity for the years ended December 31, 2023, and 2022:

		Weighted
	Number of	Average Exercise
	Options	Price Per Share
Outstanding as of January 1, 2022	2,291,628	4.47
Granted	431,763	11.95
Exercised	(77,011)	3.36
Forfeited	(319,068)	8.90
Outstanding as of December 31, 2022	2,327,312	5.26
Granted	1,712,073	14.18
Exercised	(197,656)	1.19
Forfeited	(139,619)	10.78
Outstanding as of December 31, 2023	3,702,110	9.41

The following summarizes information about stock options outstanding for both the Stock Incentive Plan and the Performance Equity Plan as of December 31, 2023:

	Weighted Average
	Remaining
Number of Options	Contractual	Weighted Average	Number of Options	Weighted Average
Outstanding	Life (Years)	Exercise Price	Exercisable	Exercise Price
33,311	0.46	$0.18	33,311	$0.18
10,000	0.84	0.30	10,000	0.30
602,218	5.56	0.32	601,278	0.32
43,500	1.44	0.50	43,500	0.50
49,000	2.56	0.82	49,000	0.82
286,944	7.21	3.42	243,494	3.42
430,060	7.62	8.63	269,996	8.63
235,300	7.84	8.90	128,012	8.90
331,878	8.67	11.95	237,106	11.95
1,679,899	9.61	14.18	52,986	14.18
3,702,110	8.04	$9.41	1,668,683	$4.88

The fair value of each stock-based award granted from the Stock Incentive Plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2023		2022
Risk-free interest rate	3.63% - 4.86%		2.85% - 3.67%
Expected stock price volatility	50%		50%
Expected dividend yield	0%		0%
Expected life of options	5	years	5	years

The fair value of each stock-based award granted from the Performance Equity Plan was estimated on the date of grant using the Monte-Carlo option-pricing model with the following assumptions as of December 31:

	2023
Risk-free interest rate	4.81%
Expected stock price volatility	46%
Expected dividend yield	0%
Expected life of options	6.8 - 7.9	years

No awards were granted from the Performance Equity Plan in 2022.

As of December 31, 2023, and 2022, the aggregate intrinsic value of options outstanding was $17,658,438 and $15,510,235, respectively. As of December 31, 2022, and 2021, the aggregate intrinsic value of options exercisable was $15,511,710 and $13,242,315, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

10.	Common Stock

The Company has authorized capital stock consisting of 85,000,000 shares of common stock, par value $0.001 per share of which 27,500,000 shares have been designated as Class A Common Stock, 4,000,000 have been designated as Class B Common Stock, 38,000,000 have been designated as Class C Common Stock, and 15,500,000 have been designated as Class F Common Stock (collectively, the “Common Stock”).

Voting Rights

Each outstanding share of Class A Common Stock and Class F Common Stock shall be entitled to five (5) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall be entitled to fifty-five (55) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class C Common Stock shall be entitled to 1 (one) vote on each matter to be voted on by the stockholders of the Company. The holders of each class of Common Stock vote together as a single class. However, the majority of the voting power of the outstanding shares of two of the following classes of stock: the Class F Common Stock, the Class A Common Stock, and the Class B Common Stock, each voting separately as a class, can vote to amend or repeal, or adopt any provision in the Company’s certificate of incorporation.

Election of Directors

So long as shares of Class A common stock, Class B common stock, and Class F common stock, each independent of one another, remain outstanding, holders of the class of common stock will have the ability to elect an equal number of directors. Currently, the Board consists of one (1) member elected by the Class A stockholders, one (1) member elected by the Class B stockholders, and one (1) member elected by the Class F stockholders. The other two (2) members of the board are elected by all stockholders of the company. Class C stockholders will gain the ability to elect a director once the total number of outstanding shares of Class C common stock exceeds five percent (5%). As of December 31, 2023, shares of Class C common stock only represented three percent (3%) of the outstanding shares of the Company.

Liquidation Rights

The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends

Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available, therefore.

Identical Rights

Holders of Common Stock shall have the same rights and privileges and rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

Voluntary and Automatic Conversion into Class C Common Stock

Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall be convertible into one share of Class C Common Stock at the option of the holder at any time. Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall automatically convert into one share of Class C Common Stock upon certain criteria as defined in the amended and restated certification of incorporation.

Conversion of Class A Common Stock into Class F Common Stock

During 2022, current and prior employees and contractors with shares of Class A common stock elected to convert their Class A common stock into Class F common stock. Class F common stock is exclusively reserved for current and prior employees and contractors of the company. The transfer was made in accordance with the terms of the company’s Prior Plan, as amended, and articles of incorporation.

The conversion of Class A common stock to Class F common stock has no impact on the overall number of outstanding shares of the company’s common stock. The conversion, and resulting ownership of Class F common stock rather than Class A common stock, affects the voting rights of the respective shareholders only in that, on matters where holders of common stock vote separately as a class, each respective shareholder will be entitled to vote as a holder of Class F common stock rather than as a holder of Class A common stock.

Income per Share

The following table represents the Company’s income per share for the years ending December 31:

	2023	2022
Numerator:
Net Income (loss) attributable to controlling interests	$9,163,794	$(13,710,708)
Denominator:
Weighted average basic shares outstanding	24,775,858	24,264,683
Effect of dilutive shares	1,153,388	1,438,552
Weighted average diluted shares	25,929,246	25,703,235
Basic earnings per share	$0.370	$(0.565)
Diluted earning per share	$0.353	$(0.533)

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

11.	Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2023	2022
Federal income tax at statutory rates	$1,326,085	$(3,016,213)
State income tax at statutory rates	(228,939)	(422,908)
DTA adjustment	(115,470)	—
Change in valuation allowance	(2,348,227)	2,348,227
Federal tax credits	(1,216,878)	—
Other	(114,006)	325,709
	$(2,697,435)	$(765,185)

Significant components of the Company’s net deferred income tax assets, which are included in other long-term assets on the consolidated balance sheets, are as follows as of December 31:

	2023	2022
Net operating loss carryforwards	$—	$1,044,440
Research and development	3,787,461	1,108,958
Digital asset impairment	1,920,228	1,919,244
Research and development credits	229,867	—
Depreciation and amortization	(330,698)	(305,337)
Accruals and reserves	(554,006)	(317,970)
Deferred gain on sale	(1,052,533)	(1,101,108)
Valuation allowance	—	(2,348,227)
	$4,000,319	$—

As of December 31, 2022, the Company had net operating loss (NOL) carryforwards available to offset future taxable income, of approximately $4,106,000. The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. The Company used all available NOL carryforwards to offset taxable income during 2023.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure.

12.	Related-Party Transactions

The Company has a marketing services contract with an entity owned by one or more of the Company’s directors, officers, and stockholders. During the years ended December 31, 2023, and 2022, the Company incurred expenses of $990,310 and $1,659,328, respectively, to the related party for marketing services.

As of December 31, 2022, the Company had a note receivable to an entity owned by one or more of the Company’s directors, officers and stockholders of approximately $60,000. The note was paid back in full in March 2023. During the years ended December 31, 2023, and 2022, the Company also recognized revenue of $0 and $45,000, respectively, from this entity for general and administrative services during the year.

On January 2, 2019, the Company sold its wholly owned subsidiary VAS Portal, to a related party for $1. On September 28, 2020, the Company exercised its option to repurchase VAS Portal from the related party for $1, however, that transaction was not approved by the Financial Industry Regulation Authority, or FINRA. This entity is not consolidated with the Company as of December 31, 2023, and 2022. The Company utilizes the services of VAS Portal to facilitate crowdfunding of its projects. In June 2023, the Company utilized VAS Portal to facilitate the crowdfunding of a P&A note for one of the Company’s theatrical releases, Sound of Freedom. VAS Portal helped successfully raise $5 million and received a fee of six percent (6%), or $300,000, for its services. For additional information on the Company’s accounting treatment of this note, see Note 7.

In July 2021, the Company purchased a 50% interest in the entity that owns the building it leases its office space from. Lease payments made during the period of related party ownership was $414,865 and $395,696 for years ended December 31, 2023, and 2022, respectively.

In July 2022, the Company purchased an 8% interest in an entity, (“Tuttle Twins, LLC”), that is partially owned by one or more of the Company’s directors, officers, and stockholders for $1,703,141. This entity produces content for the Company’s platforms. The total purchase price was $1,747,980. During the years ended December 31, 2023, and 2022, the Company recognized expenses of $0 and $52,000, respectively, from this entity for marketing services and cost of goods sold. In 2023, the Company entered into negotiations to acquire this entity in full. While negotiations are ongoing, the Company agreed to enter into a series of promissory note agreements to fund the operations of the entity. The Company loaned a total of $900,000 at an annual rate of 7% interest, with all notes coming to maturity on March 31, 2024, and subsequent amended to May 31, 2024. Management does not currently expect to collect on the principal or interest related to the promissory notes, and, based on the terms of the preliminary acquisition agreement, determined to write-off the full balance of the notes as an operating expense in December 2023.

13.	Subsequent Events

Subsequent events have been evaluated through May 13, 2024, which is the date the consolidated financial statements were available to be issued.

The Company and Tuttle Twins, LLC (see Note 12) entered into five additional promissory note agreements with identical terms totaling $1,500,000. All principal balances were recorded as operating expenses.

A $10 million funding line was secured for theatrical P&A spend in February 2024. The entire amount was drawn by the end of March 2024 to fund P&A expenses for one of the Company’s theatrical release. The maturity date of the notes are 80 days from the date of issuance (due in June 2024) and will payable along with a 10% coupon on the aggregate amount drawn.

The Company renewed the lease for its corporate headquarters in January 2024, with the new lease term beginning on March 1, 2024 and ending after 60 months.

The following schedule represents maturities of the operating lease liability for the renewed lease as of March 1, 2024:

Year Ending December 31:	Amount
2024	$347,280
2025	434,096
2026	455,798
2027	478,584
2028	502,512
2029	84,422
Total Lease Payments	2,302,692
Less: Interest	(250,459)
Present value of lease liabilities	$2,052,233

In April 2023, the Company closed a common stock purchase agreement, under Regulation D, with a third party to acquire 141,004 shares of its Class C common stock for an aggregate amount of approximately $2 million ($14.18 per Class C share).

In February 2024, the Company entered into a 10-year Director Employment Agreement (the “Director’s Agreement”) with Alejandro Monteverde (“Mr. Monteverde”). As part of the Director’s Agreement, Mr. Monteverde agrees to direct a minimum of five (5) potential feature-length theatrical motion pictures to be distributed by Angel Studios. To qualify as one of the five (5) required theatrical motion pictures, the motion picture directed and delivered by Mr. Monteverde must receive a “theatrical worthy” rating from the Angel Guild. Should the motion picture delivered not meet the threshold required to be considered “theatrical worthy”, the motion picture will not count towards the five (5) motion pictures required under the Director’s Agreement. The Director’s Agreement stipulates that Mr. Monteverde will become an employee of Angel Studios, with key responsibilities being 1) to attend, in person or via videoconference certain meetings wherein Mr. Monteverde will be asked for feedback and advice on other motion pictures that Angel Studios is distributing, 2) to review, consult, and recommend edits to scripts for other Angel Studios projects, 3) to review, consult, and recommend edits for Angel Studios projects in the post-production phase, 4) to mentor existing writers, directors, and producers working with Angel Studios on other projects, and 5) all other duties as outlined in the Director’s Agreement.

For services performed, and for as long as Mr. Monteverde remains an employee of Angel Studios, Angel Studios will pay the following compensation as outlined in the Director’s Agreement:

1.	Angel Studios will pay to Monteverde Films, Inc., an up front fee of $950,000 (the “Finder’s Fee”). The Finders Fee will be earned out over the first 52 weeks of the agreement, and should Mr. Monteverde no longer be employed by Angel Studios during the initial fifty-two (52) week period, the Finder’s fee shall be recoupable by Angel Studios in an amount equal to the weeks of unused service.
2.	Mr. Monteverde will earn a salary during the first year of the Agreement of $50,000, to be paid in accordance with Angel Studios standard payroll practices.
3.	Mr. Monteverde’s salary will increase in year two (2) and year three (3) of the agreement to $600,000 per year.
4.	Angel Studios has agreed to purchase a house for Mr. Monteverde with a retail value of between $4 - $5 million at a location of Mr. Monteverde’s choosing. Mr. Monteverde will earn ten percent (10%) of the value of the house for each year of service under the Director’s Agreement, which ownership will be transferred to Mr. Monteverde on an annual basis.

5.	Mr. Monteverde’s salary for years four (4) through ten (10) will be adjusted depending on the price of the house purchased, with the total compensation paid being equivalent on a net present value basis to $12 million, with $6 million being paid up front, and $6 million paid out monthly over the ten (10) year employment period.
6.	Mr. Monteverde will be granted an option to purchase up to 116,000 shares of the Company’s Class F common stock at the fair market value of the shares at the time the option is approve and granted by the Board. These options will vest in 10 equal annual installments over the term of the Director’s Agreement for as long as Mr. Monteverde remains employed by the Company.
7.	Mr. Monteverde will be granted an option to purchase up to 40,000 shares of the Company’s Class F common stock, at the fair market value of the shares at the time the option is approved and granted by the Board. Should Mr. Monteverde direct and deliver more than five (5) motion pictures for Angel Studios to distribute over the term of the Director’s Agreement, one-fifth (1/5th) or 8,000 options will vest for each motion picture delivered beyond the initial five (5) motion pictures, up to a maximum of ten (10) motion pictures.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

SOUTHPORT ACQUISITION CORPORATION,

SIGMA MERGER SUB, INC.

and

ANGEL STUDIOS, INC.

dated as of September 11, 2024

A-i

A-ii

Exhibits

Exhibit A	Form of Amended and Restated Certificate of Incorporation of Acquiror
Exhibit B	Form of Amended and Restated Bylaws of Acquiror
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Incentive Equity Plan

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of September 11, 2024 (this “Agreement”), is made and entered into by and among Southport Acquisition Corporation, a Delaware corporation (“Acquiror”), Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror (“Merger Sub”) and Angel Studios, Inc., a Delaware corporation (the “Company”, together with Acquiror and Merger Sub, the “Parties” and each, a “Party” ).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Effective Time (as defined below), Acquiror shall file an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopt amended and restated bylaws (in substantially the forms attached as Exhibits A and B hereto, respectively, with such changes as may be agreed in writing by Acquiror and the Company);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”) (x) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the Surviving Corporation (as defined below) and a wholly-owned subsidiary of Acquiror (the “Merger”) and (y) Acquiror will change its name to “Angel Studios, Inc.”;

WHEREAS, upon the Effective Time, all shares of Company Common Stock (as defined below) will be converted into the right to receive the Aggregate Merger Consideration, as set forth in this Agreement;

WHEREAS, upon the Effective Time, each Company Option (as defined below) will be converted into the right to receive an Acquiror Option (as defined below), subject to its terms, as set forth in this Agreement;

WHEREAS, subject to the approval of the Acquiror Warrantholders (as defined below), Acquiror will amend the Acquiror Public Warrants (as defined below), pursuant to an amendment to the Warrant Agreement in a form to be agreed by the Parties, so that, immediately prior to the Closing (as defined below), each of the issued and outstanding Acquiror Public Warrants automatically will convert into 0.1 newly issued share of Acquiror Class A Common Stock (as defined below) (the “Warrant Conversion”);

WHEREAS, each of the Parties intends that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the adoption of this Agreement by the Company Stockholders (as defined below);

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders have each executed and delivered to Acquiror a Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Stockholders have agreed to, among other things, vote in favor of the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has (i) determined that it is advisable for Acquiror and Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Stockholders and sole stockholder of Merger Sub, as applicable, and (iv) recommended the approval of the Warrant Amendment Proposal (as defined below) by the Acquiror Warrantholders;

WHEREAS, Acquiror, as sole stockholder of Merger Sub has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its eligible (as determined in accordance with the Acquiror’s Governing Documents (as defined below)) stockholders to have their outstanding shares of Acquiror Class A Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents in connection with obtaining the Acquiror Stockholder Approval (as defined below) and, if applicable, the Acquiror Extension Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor (as defined below) has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, at the Closing, Acquiror, the Company, the Sponsor and certain of the Company Stockholders, and their respective Affiliates (as defined below), as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing; and

WHEREAS, at the Closing, Acquiror and each of the Key Holders (as defined below) shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1.Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means the Acquiror Class A Common Stock and the Acquiror Class B Common Stock.

“Acquiror Expense Cap” means an amount equal to (a) $11,000,000 minus (b) the aggregate amount of reasonable and documented Transaction Expenses; provided that the amount in clause (b) shall not exceed $3,500,000.

“Acquiror Extension Approval” means the approval of the Extension Proposal by an affirmative vote of the holders of the requisite number of Acquiror Common Shares (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose (or any adjournment or postponement thereof).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) issued to the Sponsor.

“Acquiror Public Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Share Redemption” means the valid election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with obtaining the Acquiror Stockholder Approval or the Acquiror Extension Approval.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Stockholder Approval” means the approval of each of the Transaction Proposals by an affirmative vote of the holders of the requisite number of Acquiror Common Shares (as determined in accordance with Acquiror’s Governing Documents and applicable Law) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose (or any adjournment or postponement thereof).

“Acquiror Stockholders” means the stockholders of Acquiror as of the applicable time.

“Acquiror Transaction Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts incurred but unpaid and payable as of the Closing by Acquiror or Acquiror’s Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation, preparation, execution or performance of this Agreement or the Ancillary Agreements or otherwise in connection with the transactions contemplated hereby or thereby, including: (i) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, legal, accounting, tax, public relations and investor relations advisors, Continental and the transfer or exchange agent, as applicable, and other customary professional fees (including proxy solicitors, financial printers, consultants and administrative service providers), (ii) costs and expenses related to directors’ and officers’ liability insurance, (iii) costs and expenses related to the preparation, filing and distribution of the Joint Proxy Statement/Registration Statement, the Extension Proxy Statement and other Acquiror SEC Filings, (iv) amounts outstanding under Working Capital Loans or pursuant to that certain Administrative Support Agreement, dated as of December 9, 2021, between Acquiror and the Sponsor, (v) amounts incurred in connection with an Acquiror Extension Approval, (vi) all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of Acquiror solely as a result of the consummation of the transactions contemplated hereby, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing, (vii) any Taxes required to be paid by Acquiror in respect of any redemptions, including any Acquiror Share Redemptions, pursuant to the Inflation Reduction Act of 2022, or (viii) filing fees paid or payable by or on behalf of Acquiror or any of its Affiliates to Antitrust Authorities or other Governmental Authorities; provided, however, that Acquiror Transaction Expenses shall not include Transfer Taxes.

“Acquiror Warrantholder Approval” means the approval of the Warrant Amendment Proposal by an affirmative vote of the holders of the requisite number of Acquiror Public Warrants (as determined in accordance with Acquiror’s Governing Documents and applicable Law) at a warrantholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose (or any adjournment or postponement thereof).

“Acquiror Warrantholders” means the holders of Acquiror Public Warrants as of the applicable time.

“Acquiror Warrants” means the Acquiror Public Warrants and the Acquiror Private Placement Warrants.

“Acquiror Units” means the units of Acquiror, each consisting of one share of Acquiror Class A Common Stock and one-half of one (1/2) Acquiror Public Warrant, that were sold as part of Acquiror’s initial public offering.

“Acquisition Proposal” means, other than the transactions set forth on Section 1.1(a) of the Company Disclosure Letter, the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding, or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Fully Diluted Company Common Shares” means, without duplication and excluding Treasury Shares, the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time.

“Aggregate Merger Consideration” means a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Anti-Money Laundering Laws” means the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act, or any other United States law or regulation governing such activities.

“Applicable Stock Exchange” means The Nasdaq Stock Market LLC, the New York Stock Exchange, or any other nationally recognized stock exchange in the United States as may be agreed by the Company and Acquiror.

“Base Purchase Price” means (i) $1,500,000,000 plus (ii) the aggregate gross proceeds of any Company Interim Financing.

“Business Combination” has the meaning set forth in Article II of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Salt Lake City, Utah are authorized or required by Law to close.

“Company Class A Common Stock” means the Class A common stock, par value $0.001 per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.001 per share, of the Company.

“Company Class C Common Stock” means the Class C common stock, par value $0.001 per share, of the Company.

“Company Class F Common Stock” means the Class F common stock, par value $0.001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock, the Company Class B Common Stock, the Company Class C Common Stock and the Company Class F Common Stock.

“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.1 (Company Organization), Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), and Section 4.16 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Stockholder Support Agreement, dated as of the date hereof, by and among each of the Requisite Company Stockholders, Acquiror and the Company, as amended or modified from time to time.

“Company Incentive Plans” means the 2023 Company Stock Incentive Plan, as amended from time to time, the Company’s 2014 Stock Incentive Plan, as amended from time to time, and the 2023 Company Equity Performance Plan.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate, (e) any epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures), (f) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (g) any failure of the Company to meet any projections or forecasts (provided that this clause (g) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (h) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, services, supplies, materials or other goods or services purchased from third party suppliers), (i) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (i) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), or (j) any action taken by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (e), (f) or (h) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plans or otherwise granted to an employee, director, independent contractor or other service provider of the Company or any of its Subsidiaries outside of the Company Incentive Plans.

“Company Stockholder Approval” means the approval of each of the Company Transaction Proposals by the Company Stockholders in accordance with the terms and subject to the conditions of the Company’s Governing Documents and applicable Law at a stockholders’ meeting duly called by the Board of Directors of the Company and held for such purpose (or any adjournment or postponement thereof).

“Company Stockholders” means the stockholders of the Company as of the applicable time.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of Software subject to such license, that such Software subject to such license, or other Software incorporated into, derived from, or used or distributed with such Software subject to such license (i) in the case of Software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“Corresponding Class” means, as of the Effective Time, and subsequent to Acquiror’s filing of the amended and restated certificate of incorporation with the Secretary of State of Delaware and adoption of amended and restated bylaws (in substantially the forms attached as Exhibits A and B hereto, respectively, with such changes as may be agreed in writing by Acquiror and the Company):

(i)	for Company Class A Common Stock, Acquiror Class A Common Stock;
(ii)	for Company Class B Common Stock, Acquiror Class B Common Stock;
(iii)	for Company Class C Common Stock, Acquiror Class A Common Stock; and
(iv)	for Company Class F Common Stock, Acquiror Class B Common Stock.

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiaries, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dollars” or “$” means lawful money of the United States.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self-regulatory organization), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means any and all intellectual property or other related proprietary rights (whether common law or statutory rights) in any jurisdiction throughout the world arising under or associated with: (i) patents, patent applications and similar or equivalent rights in inventions, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, and other designations or indicia of origin, and rights in internet domain names, uniform resource locators, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) copyrights and any other equivalent rights in works of authorship (whether or not registrable, including rights in Software and other works of authorship); (iv) registrations and applications for any of the foregoing (i)-(iii); (v) rights in trade secrets, industrial secrets, know-how, processes, methods, invention disclosures and other confidential information (collectively, “Trade Secrets”); and (vi) any other similar intellectual property or related proprietary rights.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, Software, hardware, servers, workstations, routers, hubs, switches, data communications lines, networks and all other information technology equipment and all associated documentation.

“Key Holders” means (a) the Persons set forth on Section 1.1(b) of the Company Disclosure Letter and (b) the Sponsor.

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Company or any of its Subsidiaries.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Merger Consideration Per Fully Diluted Share” means the Aggregate Merger Consideration divided by the Aggregate Fully Diluted Company Common Shares.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons license. “Open Source Licenses” shall include Copyleft Licenses.

“OTC Pink Marketplace” means the Pink Open Market for the trading of over-the-counter stocks operated by the OTC Markets Group.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the Owned Land of which the Leased Real Property is a party, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, (x) restrictions on transfer under applicable securities Laws and (xi) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Company and its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means any information that relates to an identified or identifiable individual and is subject to applicable Privacy Laws.

“Privacy Laws” means all applicable Laws relating to privacy, data security, data protection, and the processing of Personal Information.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Requisite Company Stockholders” means each of the Persons listed on Section 1.1(c) of the Company Disclosure Letter.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (including, at the time of this Agreement, the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is the target of Sanctions Laws, including (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States, including the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, or the U.S. Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means any trade, economic or financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) His Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Sponsor” means Southport Acquisition Sponsor LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, or foreign income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration or other taxes, governmental charges, duties, levies and other similar charges, in each case to the extent in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of the Company or any of its Subsidiaries solely as a result of the consummation of the transactions contemplated hereby, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing, and (iii) all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby; provided that in no event will the fees paid to the Company’s outside legal counsel exceed $2,875,000.

“Transfer Taxes” means any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Warrant Agreement” means the Warrant Agreement, dated as of December 9, 2021, between Acquiror and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.2.         Other Defined Terms.

Terms	Section

Acquiror	Preamble
Acquiror Cure Period	10.1(g)
Acquiror Disclosure Letter	Article V
Acquiror Financial Statements	5.6(c)
Acquiror Indemnified Parties	7.7(a)
Acquiror Modification in Recommendation	8.2(b)(iv)
Acquiror Option	3.3(a)
Acquiror SEC Filings	5.5
Acquiror Securities	5.12(a)
Acquiror Stockholders’ Meeting	8.2(b)(i)
Acquiror Warrantholders’ Meeting	8.2(b)(i)
Affiliate Agreements	4.12(a)(vi)
Agreement	Preamble
Agreement End Date	10.1(f)
Ancillary Agreements	11.10
Closing	2.3(a)
Closing Date	2.3(a)
Code	Recitals
Company	Preamble
Company Benefit Plan	4.13(a)
Company Cure Period	10.1(f)
Company Disclosure Letter	Article IV
Company Financial Statements	4.8(c)
Company Indemnified Parties	7.7(a)
Company Interim Financing	8.6
Company Material Adverse Effect	1.1 definition of Company Material Adverse Effect
Company Modification in Recommendation	8.2(c)(iii)
Company Registered Intellectual Property	4.21(a)
Company SEC Filings	4.29
Company Stockholders’ Meeting	8.2(c)(i)
Company Transaction Proposals	8.2(c)(ii)
Confidentiality Agreement	11.10
Constituent Corporations	2.1(a)
Continental	5.8
D&O Indemnified Parties	7.7(a)
DGCL	Recitals
Dissenting Shares	3.5
Effective Time	2.3(b)
ERISA	4.13(a)
Events	1.1 definition of Company Material Adverse Effect
Exchange Agent	3.2(a)
Export Approvals	4.26(a)
Extension Proposal	7.9
Extension Proxy Statement	7.9
Governmental Approval	4.5
Incentive Equity Plan	7.1(a)
Interim Financing	8.6
Interim Period	6.1
JOBS Act	5.6(a)

Terms	Section

Joint Proxy Statement	8.2(a)(i)
Joint Proxy Statement/Registration Statement	8.2(a)(i)
Legal Proceedings	4.10
Letter of Transmittal	3.2(b)
Listing Application	7.3
Lock-Up Agreement	Recitals
Mayer Brown	11.18(a)
Mayer Brown Privileged Communications	11.18(a)
Mayer Brown Waiving Parties	11.18(a)
Mayer Brown WP Group	11.18(a)
Merger	Recitals
Merger Certificate	2.1(a)
Merger Sub	Preamble
Multiemployer Plan	4.13(c)
Offer Documents	8.2(a)(i)
Other Indemnitors	7.7(e)
Owned Land	4.20(b)
Parties	Preamble
Party	Preamble
Personal Information Laws and Policies	4.22(a)
Prospectus	11.1
Real Property Leases	4.20(a)(iii)
Registration Rights Agreement	Recitals
Registration Statement Securities	8.2(a)(i)
Surviving Corporation	2.1(b)
Terminating Acquiror Breach	10.1(g)
Terminating Company Breach	10.1(f)
Title IV Plan	4.13(c)
Top Customers	4.28(a)
Top Vendors	4.28(a)
Trade Secrets	1.1 definition of Intellectual Property
Transaction Litigation	8.4
Transaction Proposals	8.2(b)(ii)
Treasury Share	3.1(a)
Trust Account	11.1
Trust Agreement	5.8
U.S. Tax Treatment	2.7
Wachtell Lipton	11.18(b)
Wachtell Lipton Privileged Communications	11.18(b)
Wachtell Lipton Waiving Parties	11.18(b)
Wachtell Lipton WP Group	11.18(b)
Warrant Amendment Proposal	8.2(b)(iii)
Warrant Conversion	Recitals

Section 1.3.         Construction.

(a)         Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b)         Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)         Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)         All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)         The term “actual fraud” means, with respect to a Party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.4 of the Company Disclosure Letter (in the case of the Company) or Section 1.4 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, and with the express intention that the other Party to this Agreement rely thereon to its detriment.

Section 1.4.         Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.4 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.4 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGER; CLOSING

Section 2.1.         The Merger.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b)         Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly-owned subsidiary of Acquiror.

Section 2.2.         Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3.         Closing; Effective Time.

(a)         In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by remote exchange of documents at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)         Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).

Section 2.4.         Closing Deliverables.

(a)         At the Closing, the Company will deliver or cause to be delivered:

(i)         to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(ii)         to Acquiror, the written resignations of all of the directors of the Company (other than those Persons identified as the initial directors of the Surviving Corporation, in accordance with the provisions of Section 2.6(a)), effective as of the Effective Time;

(iii)         to Acquiror, the Registration Rights Agreement, duly executed by the Company and each of the Company Stockholders (and their Affiliates) party thereto;

(iv)         to Acquiror, the Lock-Up Agreement, duly executed by each of the Key Holders listed in clause (a) of the definition of Key Holders;

(v)         to Acquiror, evidence that the Affiliate Agreements set forth on Section 6.3 of the Company Disclosure Letter have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries; and

(vi)         to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)         At the Closing, Acquiror will deliver or cause to be delivered:

(i)         to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company Stockholders pursuant to Section 3.2;

(ii)         to the Company, a certificate signed by an officer of Acquiror, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii)         to the Company, the Registration Rights Agreement, duly executed by Acquiror, the Sponsor and its Affiliates party thereto;

(iv)         to the Company, the Lock-Up Agreement, duly executed by each of the Key Holders listed in clause (b) of the definition of Key Holders; and

(v)         to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors of Acquiror, in accordance with the provisions of Section 2.6(b) and Section 7.6), effective as of the Effective Time.

(c)         On the Closing Date, concurrently with the Effective Time, or at such later time as may be agreed by the Parties and the applicable third party recipient of the payment, the Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued and unpaid Acquiror Transaction Expenses as set forth on the written statement to be delivered to the Company pursuant to Section 8.7 and (ii) all accrued and unpaid Transaction Expenses as set forth on a written statement to be delivered to Acquiror pursuant to Section 8.7; provided, that any accrued and unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll; provided, further, that Sponsor shall pay, or cause its Affiliates (other than Acquiror) to pay, on the Closing Date, concurrently with the Effective Time, or at such later time as may be agreed by Sponsor and the applicable third party recipient of the payment, all accrued and unpaid Acquiror Transaction Expenses that exceed the Acquiror Expense Cap in accordance with the terms of the Sponsor Support Agreement.

Section 2.5.         Governing Documents.

(a)         The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b)         The certificate of incorporation and bylaws of Acquiror in effect immediately prior to the Effective Time (which shall be in substantially the form attached as Exhibits A and B hereto, respectively (with such changes as may be agreed in writing by Acquiror and the Company)) shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6.         Directors and Officers.

(a)         The initial directors and officers of the Surviving Corporation from and after the Effective Time shall be determined by the board of directors of the Company, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b)         From and after the Effective Time, the Persons identified as the initial directors and officers of Acquiror as of the Effective Time in accordance with the provisions of Section 7.6, shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 7.6(c) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7.         U.S. Tax Treatment. The Parties intend that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (collectively, the “U.S. Tax Treatment”). No Party knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify for the U.S. Tax Treatment. The Merger shall be reported by the Parties for all Tax purposes in accordance with the U.S. Tax Treatment, unless otherwise required by a Governmental Authority.

ARTICLE III

EFFECTS OF THE MERGER ON THE COMPANY COMMON STOCK AND EQUITY AWARDS

Section 3.1.           Conversion of Securities.

(a)         At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, but excluding (i) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Common Stock” hereunder (each such share, a “Treasury Share”), and (iii) any Dissenting Shares, shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c).

(b)         At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.

(c)         Each holder of shares of Company Common Stock as of immediately prior to the Effective Time, other than in respect of (i) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3), (ii) any Treasury Shares and (iii) any Dissenting Shares, shall be entitled to receive a portion of the Aggregate Merger Consideration in the form of shares of the Corresponding Class of Acquiror Common Stock equal to (1) the Merger Consideration Per Fully Diluted Share, multiplied by (2) the number of shares of the applicable class of Company Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made with respect to fractional shares eliminated by rounding).

(d)            Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger. In lieu of any fractional shares of Acquiror Common Stock to which each holder of Company Common Stock would otherwise be entitled in the Merger, the Exchange Agent shall round down to the nearest whole share of Acquiror Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Section 3.2.           Exchange Procedures.

(a)            Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company Stockholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock to be paid as Aggregate Merger Consideration pursuant to Section 3.1(c).

(b)            Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time whose shares of Company Common Stock were converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c)            Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration pursuant to Section 3.1(a) shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d)            Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3.           Treatment of Company Options.

(a)            As of the Effective Time, each Company Option that is then outstanding shall be converted into the right to receive, pursuant to the Company Incentive Plans or the applicable award agreement, an option relating to shares of the Corresponding Class of Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”) except that (i) such Acquiror Option shall relate to that whole number of shares of the Corresponding Class of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of the applicable class of Company Common Stock subject to such Company Option, multiplied by the Merger Consideration Per Fully Diluted Share, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Merger Consideration Per Fully Diluted Share (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b)            The Company shall take all necessary actions to (i) effect the treatment of the Company Options pursuant to Section 3.3(a) in accordance with the Company Incentive Plans and the applicable award agreements, and (ii) terminate the Company Incentive Plans as of the Effective Time and to ensure no new awards are granted thereunder from and following the Effective Time (provided that the Company Options shall remain subject to the terms of the Company Incentive Plans except that any references to the Company shall refer to the Acquiror and any references to Company Common Shares shall refer to Acquiror Common Stock).

Section 3.4.           Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and paid to the applicable Governmental Authority.

Section 3.5.           Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of (i) Acquiror (which shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands and (ii) the Company (which shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) any Company SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Company SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.6, Section 4.7 and Section 4.15), or (ii) the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1.           Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of the State of Delaware, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.2.            Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3.           Due Authorization.

(a)            Other than the Company Stockholder Approval, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is or will be a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is or will be a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding other than the Company Stockholder Approval on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is or will be a party contemplated hereby. This Agreement has been, and on or prior to the Closing and upon execution by the Company, such other documents to which the Company is or will be a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, assuming the due authorization, execution and delivery by the other Parties, and on or prior to the Closing, the other documents to which the Company is or will be a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)            On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is or will be a party contemplated hereby and the transactions contemplated hereby and thereby (including the Merger) are advisable and fair to, and in the best interests of, the Company and its stockholders and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is or will be a party contemplated hereby and the transactions contemplated hereby and thereby (including the Merger). No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is or will be a party contemplated hereby or to approve the Merger other than the Company Stockholder Approval.

Section 4.4.           No Conflict. Subject to the receipt of the Governmental Approvals set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is or will be a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law, Permit or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5.           Governmental Authorities; Approvals. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Approval”) is required on the part of the Company or its Subsidiaries, or on the part of Acquiror as a result of any Permit held (or required to be held) by the Company or its Subsidiaries, with respect to the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any Governmental Approvals required on the part of the Company or its Subsidiaries, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or the Ancillary Agreements, to consummate the transactions contemplated hereby or thereby, or to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects; and (iii) the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6.           Capitalization of the Company.

(a)            As of the date of this Agreement, the authorized capital stock of the Company consists of 85,000,000 shares of Company Common Stock, each with a par value of $0.001 per share, comprised of: (A) 27,500,000 shares have been designated Class A Common Stock, 10,939,165 of which are issued and outstanding as of the date of this Agreement, (B) 4,000,000 shares have been designated Class B Common Stock, 3,346,358 of which are issued and outstanding as of the date of this Agreement, (C) 38,000,000 shares have been designated Class C Common Stock, 2,561,435 of which are issued and outstanding as of the date of this Agreement, and (D) 15,500,000 shares have been designated Class F Common Stock, 9,737,953 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens. All shares of Company Common Stock are uncertificated, book-entry shares.

(b)            As of the date of this Agreement, Company Options to purchase 5,132,496 shares of Company Common Stock are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Option, including the type of Company Option (whether such Company Option is an incentive stock option or a nonstatutory stock option), the number of shares of Company Common Stock subject thereto, vesting schedule and the exercise price thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof).

(c)            Except as set forth on Section 4.6(c) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into, exchangeable or exercisable for or with a value that is linked to shares of Company Common Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares or other equity interests of the Company, the sale of treasury shares or other equity interests of the Company, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Stock.

Section 4.7.           Capitalization of Subsidiaries.

(a)            The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b)            The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c)            Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares or other equity interests of such Subsidiaries, the sale of treasury shares or other equity interests of such Subsidiaries, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8.           Internal Controls; Financial Statements.

(a)            The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, if any, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company Financial Statements for external purposes in accordance with GAAP.

(b)            Each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(c)            The Company SEC Filings contain true and complete copies of (x) the audited balance sheet as of December 31, 2023 and December 31, 2022, and statement of operations, cash flow and shareholders’ equity of the Company for the years then-ended, together with the auditor’s reports thereon, and (y) the unaudited balance sheet as of June 30, 2024 and the unaudited statement of operations, cash flow and shareholders’ equity of the Company for the six (6)-month period ended June 30, 2024 and June 30, 2023, together with the notes thereto (collectively, the “Company Financial Statements”). Except as disclosed in the Company SEC Filings, the Company Financial Statements (i) fairly present in all material respects the financial position of the Company, as at the respective dates thereof, and the results of operations and consolidated cash flows and stockholders’ equity for the respective periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and, in the case of any unaudited interim financial statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(d)            Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any written claim or allegation regarding any of the foregoing.

(e)            The Company Class B Common Stock and Company Class C Common Stock are registered pursuant to Section 12(g) of the Exchange Act. There is no Legal Proceeding (as defined below) pending or, to the knowledge of the Company, threatened against the Company by the SEC with respect to any intention by such entity to deregister the Company Class B Common Stock and Company Class C Common Stock.

Section 4.9.           No Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no liability, debt or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Company Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing and that are not material to the Company and its Subsidiaries, taken as a whole, or (d) that have arisen in connection with the authorization, negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and will be disclosed or otherwise taken into account in the notice of accrued and unpaid Transaction Expenses to be delivered to Acquiror by the Company pursuant to Section 8.7.

Section 4.10.           Litigation and Proceedings. In each case except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no initiated, pending or, to the knowledge of the Company, threatened, Actions, or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets or, to the knowledge of the Company, any of their respective directors, managers, officers or employees (in their capacity as such); (b) other than examinations conducted in the ordinary course of a Governmental Authority’s generally applicable supervisory jurisdiction, no investigations or other inquiries have been initiated, are pending, or, to the knowledge of the Company, have been threatened against, the Company or any of the Company’s Subsidiaries or their respective properties or assets, or, to the knowledge of the Company, any of their respective directors, managers, officers or employees (in their capacity as such), by any Governmental Authority; and (c) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order.

Section 4.11.           Legal Compliance.

(a)            Each of the Company and its Subsidiaries is, and since the date that is three (3) years preceding the date of this Agreement has been, in compliance in all material respects with all applicable Laws.

(b)            The Company and its Subsidiaries maintain a program of policies, procedures, and internal controls reasonably designed and implemented to ensure compliance with applicable Law.

(c)            Since the date that is three (3) years preceding the date of this Agreement, neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any of the officers, directors or employees thereof acting in such capacity, has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.12.           Contracts; No Defaults.

(a)            Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)             Any Contract with any of the Top Vendors and Top Customers (other than purchase orders, invoices, or statements of work entered into or used in the ordinary course of business consistent with past practice);

(ii)            Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $1,000,000;

(iii)           Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last five (5) years, in each case, involving payments in excess of $2,000,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly-owned Subsidiaries;

(iv)           Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $20,000 in any calendar year;

(v)           Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly-owned Subsidiary of the Company);

(vi)          Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vii)          Contracts, other than offer letters or agreements that are terminable without severance, with each current employee or individual consultant or other individual service provider to the Company or its Subsidiaries that provide annual base salary (excluding bonus and other benefits) in excess of $125,000;

(viii)         Contracts with each employee or individual consultant or other individual service provider to the Company or its Subsidiaries that provide for change in control, retention or similar payments or benefits in excess of $125,000 that are contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(ix)           Contracts, other than non-disclosure agreements containing customary confidentiality and non-use provisions and no other non-customary provisions typically included in non-disclosure agreements, containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(x)             Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(xi)            Each Contract, including license agreements, coexistence agreements, and agreements with covenants not to sue (but not including non-disclosure agreements, contractor services agreements, consulting services agreements, employment agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts, in each case entered into in the ordinary course of business consistent with past practice) pursuant to which the Company or any of the Company’s Subsidiaries (i) grants to a third Person a license, covenant not to sue or other right under any material Company Intellectual Property or (ii) receives from a third Person a license, covenant not to sue or other right under any Intellectual Property that is material to the business of the Company and its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software and Open Source Licenses);

(xii)          Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $50,000 in any calendar year;

(xiii)         Any Contract that grants to any third Person (A) any “most favored nation rights” or (B) price guarantees for a period greater than one year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $50,000 in any calendar year;

(xiv)         Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and

(xv)          Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiv) of this Section 4.12(a).

(b)            Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed or required to be listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract (which claim or notice has not been rescinded), and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13.           Company Benefit Plans.

(a)            Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other material plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, without regard to materiality, a “Company Benefit Plan”). The Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of the following with respect to each Company Benefit Plan listed on Section 4.13(a) of the Company Disclosure Letter: (A) each Company Benefit Plan (or, if not written, a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b)            Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company Financial Statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) to the knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan; in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c)            No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and the Company has not sponsored or contributed to, been required to contribute to, or had any actual or contingent liability (including by way of an ERISA Affiliate) under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d)            With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits) are pending or, to the knowledge of the Company, threatened.

(e)            No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) for a period of time not exceeding three months following a termination of employment pursuant to the terms of an existing Company Benefit Plan.

(f)            Except as set forth on Section 4.13(f) of the Company Disclosure Letter or as otherwise contemplated by this Agreement, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits (including Company Options) due to any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code to any current or former employee, officer or other individual service provider of the Company or a Subsidiary of the Company. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)            All Company Options have been granted in accordance in all material respects with the terms of the Company Incentive Plans. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plans, (ii) the forms of standard award agreement under the Company Incentive Plans and (iii) copies of any award agreements that materially deviate from such forms. The treatment of Company Options under this Agreement does not violate the terms of the Company Incentive Plans or any Contract governing the terms of such awards.

(h)            Neither the Company or the Company Subsidiaries have any liability with respect to a Company Benefit Plan subject to the Laws of any jurisdiction outside the United States.

Section 4.14.           Labor Relations; Employees.

(a)            Except as set forth on Section 4.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union or any other employee representative body, to the knowledge of the Company, has requested or has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there is no labor organization activity involving any employees of the Company or any of its Subsidiaries. Since the date that is three (3) years preceding the date of this Agreement, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b)            Each of the Company and its Subsidiaries is, and has been since the date that is three (3) years preceding the date of this Agreement, in compliance with all applicable Laws respecting labor and employment including all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where the failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries.

(c)            Since the date that is three (3) years preceding the date of this Agreement, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or material complaint before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement, (iii) notice of any material charge or complaint with respect to or relating to them before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any material complaint, lawsuit or other proceeding in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and with respect to each of (i) through (v) herein, no such matters are pending or, to the knowledge of the Company, threatened.

(d)            To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries is in material violation of (i) any material restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any material restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the knowledge or use of Trade Secrets or proprietary information in connection with such individual’s work for or services to the Company or any of the Company’s Subsidiaries.

(e)            Since the date that is three (3) years preceding the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of vice president or above. To the knowledge of the Company, since the date that is three (3) years preceding the date of this Agreement, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of vice president or above.

(f)            Since the date that is three (3) years preceding the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has misclassified its current or former independent contractors as such or its current or former employees as exempt or nonexempt from wage and hour Laws, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.15.            Taxes.

(a)            All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)            The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts, and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c)            There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)            There are no material Tax audits or other examinations of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of (nor to the knowledge of the Company has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.

(f)            Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, a technical advice memorandum, a change of any method of accounting, or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes or requested, received, or entered into a closing agreement with any Governmental Authority with respect to any Taxes that would be binding on any of the Company or any of its Subsidiaries after the Closing Date.

(g)            Neither the Company nor any of its Subsidiaries is a party to or has any liability under any Tax indemnification or Tax sharing agreement or any other agreement providing for payments in respect of Taxes or Tax benefits (other than any such agreement solely between the Company and its existing Subsidiaries or Contracts entered into in the ordinary course of business not primarily related to Taxes).

(h)            Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i)            Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than Contracts entered into in the ordinary course of business not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(j)            No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k)            Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l)            Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(m)            The Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(n)            Neither the Company nor any of its Subsidiaries has deferred the payment of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (or any similar provision of state, local or foreign Law) or claimed or received any Tax refund or credit thereunder or pursuant any other Tax legislation related to the COVID-19 pandemic that remains unpaid.

(o)            The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 4.16.           Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.17.           Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. All such policies are in full force and effect, all premiums due thereunder have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under any of the Company’s insurance policy during the last twelve (12) months.

Section 4.18.           Permits; Regulatory Matters.

(a)            The Company and its Subsidiaries have obtained, and maintain, all Permits required to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects.

(b)            Section 4.18(b) of the Company Disclosure Letter sets forth a true, correct and complete list of material Permits held by the Company or its Subsidiaries.

(c)            Each material Permit held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect. Neither the Company nor any of its Subsidiaries (i) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) in any material respect of any term, condition or provision of any material Permit to which it is a party, (ii) is or has been the subject of any pending or, to the knowledge of the Company threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any Permit, or (iii) has received any written notice that any Governmental Authority that has issued any Permit intends to cancel, terminate, or not renew any such Permit, except to the extent such Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby.

Section 4.19.           Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20.           Real Property.

(a)            Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)             The Company or one of its Subsidiaries holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)            The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii)           The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any respect following the date of this Agreement, except in accordance with this Agreement and to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iv)          The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of the Company’s Subsidiaries has received any written notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. To the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(v)           As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(vi)          Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)            None of the Company or any of its Subsidiaries owns any land (“Owned Land”).

Section 4.21.          Intellectual Property.

(a)            Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority or Internet domain name registrar and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or any other jurisdiction as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and all such Company Registered Intellectual Property is subsisting and, to the Company’s knowledge and excluding any pending applications included in the Company Registered Intellectual Property, is valid and enforceable. No Company Registered Intellectual Property is subject to any outstanding Governmental Order adversely affecting the validity or enforceability of, or the Company’s or any of its Subsidiaries’ ownership or use of, or rights in or to, any such Company Registered Intellectual Property.

(b)            Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries exclusively owns the Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), and, to the Company’s knowledge, has sufficient and valid rights pursuant to enforceable Contracts to use all Intellectual Property material to and used in or reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the Closing Date. There exist no material restrictions on the disclosure, use, license or transfer of, and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish, any Company Intellectual Property.

(c)            Neither the Company and its Subsidiaries, nor the conduct of the businesses of the Company or any of its Subsidiaries, have since the date that is three (3) years preceding the date of this Agreement infringed upon, misappropriated or otherwise violated and are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, provided the foregoing representation and warranty is given solely to the Company’s knowledge. There is no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, that is threatened (in writing, or to the knowledge of the Company, otherwise), alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.

(d)            Except as set forth on Section 4.21(d) of the Company Disclosure Letter, (i) to the knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property, and (ii) the Company and its Subsidiaries have not sent to any Person since the date that is three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against any third Person claiming infringement, misappropriation or other violation by or misappropriation of any Company Intellectual Property.

(e)            The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of any material Trade Secrets included in the Company Intellectual Property. To the knowledge of the Company, since the date that is three (3) years preceding the date of this Agreement, there has not been any unauthorized disclosure of or unauthorized access to any such Trade Secrets to or by any Person.

(f)            No Governmental Authority, university, college, research institute or other similar organization has sponsored, contributed funding, facilities or personnel, or otherwise been involved with any research or development by the Company or any of its Subsidiaries of any material Company Intellectual Property or any product or technology of the Company or any of its Subsidiaries.

(g)            Each Person who created, developed, invented, or otherwise contributed to the creation, development or invention of, any Intellectual Property material to the business of the Company or any of its Subsidiaries for or on behalf of the Company or its Subsidiary, as applicable, has executed a written non-disclosure and assignment agreement containing an irrevocable present assignment of all such Person’s rights, title and interests in and to any such Intellectual Property to the Company or its Subsidiary, as applicable.

Section 4.22.          Privacy and Cybersecurity.

(a)            The Company and its Subsidiaries maintain and are in compliance in all material respects, and since the date that is three (3) years preceding the date of this Agreement, have maintained and been in compliance in all material respects with, (i) all applicable Privacy Laws and (ii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, Personal Information and data privacy and security and the security of the Company’s and each of its Subsidiaries’ information technology systems (collectively, (i) and (ii), “Personal Information Laws and Policies”). To the knowledge of the Company, there are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened (in writing, or to the knowledge of the Company, otherwise) against the Company or its Subsidiaries alleging a violation of any Personal Information Laws and Policies, and there have been no such Actions brought against the Company or any of the Company’s Subsidiaries. To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has received any written notice from any Governmental Authority relating to an alleged violation of Personal Information Laws and Policies.

(b)            Since the date that is three (3) years preceding the date of this Agreement, (i) there have been no material breaches of the security of the IT Assets used or held for use by the Company and its Subsidiaries in their businesses, and (ii) there have been no disruptions in any such IT Assets that materially adversely affected the Company’s and its Subsidiaries’ business or operations. To the knowledge of the Company, the Company and its Subsidiaries have taken commercially reasonable and legally compliant measures designed to protect the confidentiality, integrity and security of any Personal Information in its possession or control. To the knowledge of the Company, in the past three (3) years, neither the Company nor any Subsidiary of the Company has (A) experienced any unauthorized acquisition, use, or access of unencrypted Personal Information in the possession or control of the Company or any Subsidiary that requires notification under applicable Laws or (B) received any written notice or complaint from any Person (including any Governmental Authority) with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.23.          Environmental Matters.

(a)            The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b)            There has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c)            Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)            No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e)            The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24.          Absence of Changes. Since December 31, 2023 through the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.25.          Anti-Corruption Compliance.

(a)            For the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b)            To the knowledge of the Company, as of the date of this Agreement, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26.          Anti-Money Laundering Laws; Sanctions and International Trade Compliance.

(a)            The Company and its Subsidiaries (i) are, and have been since the date that is three (3) years preceding the date of this Agreement, in compliance in all material respects with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made all material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals.

(b)            Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or indirectly with any Sanctioned Person or in any Sanctioned Country.

Section 4.27.          Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at each time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement will, on the date of any filing of the Joint Proxy Statement with the SEC, on the date it is first mailed to the Company Stockholders, the Acquiror Stockholders and the Acquiror Warrantholders and at the time of the Company Stockholders’ Meeting, the Acquiror Stockholders’ Meeting and the Acquiror Warrantholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28.          Customers and Vendors.

(a)            Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) customers and the top twenty (20) vendors, in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2023 (each group of Persons, respectively, the “Top Customers” and “Top Vendors”).

(b)            Except as set forth on Section 4.28(b) of the Company Disclosure Letter, none of the Top Customers or Top Vendors has, as of the date of this Agreement, informed in writing the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.29.           SEC Filings. The Company has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended or supplemented since the time of their filing through the date hereof, the “Company SEC Filings”). Each of the Company SEC Filings, as of the respective date of its filing, or as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Company SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Company SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Filings. To the knowledge of the Company, none of the Company SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.30.          Investment Company Act; JOBS Act. The Company is not an “investment company” within the meaning of the Investment Company Act. The Company constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.31.          No Outside Reliance. The Company acknowledges that the Company and its advisors have made their own investigation of Acquiror and Merger Sub and, except as provided in this Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror or Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror and Merger Sub as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Section 4.32.          No Additional Representation or Warranties. Except as provided in this Article IV or in any Ancillary Agreement, neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.14), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1.           Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation, in good standing under the Laws of the State of Delaware, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2.            Due Authorization.

(a)            Each of Acquiror and Merger Sub has all requisite corporate power and authority to (x) execute and deliver this Agreement and the documents contemplated hereby, and (y) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and Merger Sub and by Acquiror as the sole stockholder of Merger Sub and (ii) determined by the Board of Directors of each of Acquiror and Merger Sub as advisable to Acquiror and Merger Sub, as applicable, and the Acquiror Stockholders and sole stockholder of Merger Sub, as applicable, and recommended for approval by the Acquiror Stockholders and sole stockholder of Merger Sub, as applicable. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Stockholder Approval, the Acquiror Extension Approval and the Acquiror Warrantholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, to the extent a party thereto, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other Parties, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of Acquiror and Merger Sub, to the extent a party thereto, enforceable against Acquiror and Merger Sub, to the extent a party thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)            Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i)             the Transaction Proposal identified in clause (B) of Section 8.2(b)(ii) shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(ii)            the Transaction Proposal identified in clause (E) of Section 8.2(b)(ii) shall require approval by an affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Class B Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose; and

(iii)           each of those Transaction Proposals identified in clauses (A), (C), (D), (F), (G) and (H) of Section 8.2(b)(ii) shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

(c)            Except for the Acquiror Extension Approval and the Acquiror Warrantholder Approval, the foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d)            At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3.            No Conflict. Subject to the Acquiror Stockholder Approval, the Acquiror Extension Approval, the Acquiror Warrantholder Approval and receipt of the Governmental Approvals set forth in Section 5.7, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4.            Litigation and Proceedings.

(a)            As of the date hereof, there are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date hereof, there are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date hereof, there is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order, the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror.

(b)            As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. Since their formation, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5.           SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since December 9, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended or supplemented since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, or as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6.            Internal Controls; Financial Statements.

(a)            Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since December 9, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b)            Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(c)            The Acquiror SEC Filings contain true and complete copies of (x) the audited balance sheet as of December 31, 2023 and December 31, 2022, and statement of operations, cash flow and shareholders’ equity of Acquiror for the years then-ended, together with the auditor’s reports thereon, and (y) the unaudited balance sheet as of June 30, 2024 and the unaudited statement of operations, cash flow and shareholders’ equity of Acquiror for the six (6)-month period ended June 30, 2024 and June 30, 2023, together with the notes thereto (collectively, the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows and stockholders’ equity for the respective periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and, in the case of any unaudited interim financial statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(d)            There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)             Neither Acquiror (including, to the knowledge of Acquiror, any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any written claim or allegation regarding any of the foregoing.

Section 5.7.            Governmental Authorities; Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Approval is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) the filing with the SEC of the Joint Proxy Statement/Registration Statement (and the declaration of the effectiveness thereof by the SEC) and such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, (iii) the filing with the SEC of the Extension Proxy Statement (and the clearance thereof by the SEC) and such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with the Acquiror Extension Approval, (iv) the filing with the Secretary of State of the State of Delaware of an amendment to Acquiror’s Governing Documents in connection with the Acquiror Extension Approval, (v) any filings in connection with the Acquiror Warrantholder Approval, (vi) applicable requirements under the rules and regulations of the Applicable Stock Exchange, and (vii) the filing of the Merger Certificate in accordance with the DGCL.

Section 5.8.            Trust Account. As of June 30, 2024, Acquiror had approximately $12,729,617 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of December 9, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (“Continental”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than stockholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder (in its capacity as such) shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account (after giving effect to Acquiror Share Redemptions) will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9.            Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10.          Absence of Changes. Since December 31, 2023, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.11.           No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of Acquiror and Merger Sub, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Acquiror Financial Statements or disclosed in the notes thereto included in the Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12.          Capitalization of Acquiror.

(a)            As of the date of this Agreement, the authorized share capital of Acquiror is 221,000,000 divided into (i) 200,000,000 shares of Acquiror Class A Common Stock, 5,363,113 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 shares of Acquiror Class B Common Stock, 1,550,000 of which are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 shares of preferred stock, par value $0.0001, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)            All holders of shares of Acquiror Class B Common Stock have irrevocably waived any anti-dilution adjustment as to the ratio by which shares of Acquiror Class B Common Stock convert into shares of Acquiror Class A Common Stock or any other measure with an anti-dilutive effect, in any case, that results from or is related to the transactions contemplated by this Agreement. Subject to the terms and conditions of the Warrant Agreement, this Agreement and the Sponsor Support Agreement, the Acquiror Warrants, to the extent outstanding at the Closing, will be exercisable (after giving effect to the Merger) for one share of Acquiror Class A Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share. As of the date of this Agreement, 11,500,000 Acquiror Public Warrants and 11,700,000 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except as disclosed in the Acquiror SEC Filings and except for the Registration Rights Agreement and any Contract that Acquiror may enter into in connection with the Interim Financing, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror.

(c)            Except as set forth on Section 5.12(c) of the Acquiror Disclosure Letter or as contemplated by this Agreement or the other documents contemplated hereby, in connection with the Interim Financing and for redemptions required pursuant to Acquiror’s Governing Documents, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into, exchangeable or exercisable for or with a value that is linked to Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d)            The Aggregate Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e)            Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13.          Brokers’ Fees. Except for the fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14.          Taxes.

(a)            All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)            Acquiror and Merger Sub have each withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts, and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c)            There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(d)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)            No material Tax audit or other examination of Acquiror or Merger Sub is presently in progress, nor has Acquiror or Merger Sub been notified in writing of (nor to the knowledge of Acquiror or Merger Sub has there been) any request or threat for such an audit or other examination.

(f)            There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.

(g)            Neither Acquiror nor Merger Sub has made a request for an advance tax ruling, a technical advice memorandum, a change of any method of accounting, or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes or requested, received, or entered into a closing agreement with any Governmental Authority with respect to any Taxes that would be binding on any of Acquiror or Merger Sub after the Closing Date.

(h)            Neither Acquiror nor Merger Sub is a party to or has any liability under any Tax indemnification or Tax sharing agreement or any other agreement providing for payments in respect of Taxes or Tax benefits (other than any such agreement solely between Acquiror and Merger Sub or Contracts entered into in the ordinary course of business not primarily related to Taxes).

(i)             Neither Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(j)             Neither Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than Acquiror and Merger Sub) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than Contracts entered into in the ordinary course of business not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Acquiror or Merger Sub.

(k)            No written claim has been made by any Governmental Authority within the last thirty-six (36) months where Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(l)             Neither Acquiror nor Merger Sub has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(m)            Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(n)            Neither Acquiror nor Merger Sub has deferred the payment of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (or any similar provision of state, local or foreign Law) or claimed or received any Tax refund or credit thereunder or pursuant any other Tax legislation related to the COVID-19 pandemic that remains unpaid.

(o)            Acquiror has not taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 5.15.          Business Activities.

(a)            Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.

(b)            Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)            Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)            As of the date hereof, except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract, other than Acquiror Transaction Expenses. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.16.          OTC Market Quotation. The Acquiror Class A Common Stock, Acquiror Public Warrants and Acquiror Units are registered pursuant to Section 12(g) of the Exchange Act and are listed on the OTC Pink Marketplace under the symbols “PORT”, “PORTW” and “PORTU”, respectively. Acquiror is in compliance with the rules of the OTC Pink Marketplace and there is no Action or proceeding pending, or, to the knowledge of Acquiror, threatened against Acquiror by the OTC Pink Marketplace or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock, Acquiror Public Warrants or the Acquiror Units or terminate the listing of the Acquiror Class A Common Stock, Acquiror Public Warrants or the Acquiror Units on the OTC Pink Marketplace. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock, Acquiror Public Warrants or the Acquiror Units under the Exchange Act except as contemplated by this Agreement.

Section 5.17.          Registration Statement, Joint Proxy Statement and Joint Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Joint Proxy Statement and the Joint Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. The (a) Registration Statement will not, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at each time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) Joint Proxy Statement will not, on the date of any filing of the Joint Proxy Statement with the SEC, on the date it is first mailed to the Company Stockholders, the Acquiror Stockholders and the Acquiror Warrantholders and at the time of the Company Stockholders’ Meeting, the Acquiror Stockholders’ Meeting and the Acquiror Warrantholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Joint Proxy Statement or the Joint Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Joint Proxy Statement or the Joint Proxy Statement/Registration Statement.

Section 5.18.          No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and each of their respective directors, managers, officers, employees, equityholders, partners, members and representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV or in the Ancillary Agreements, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.19.          Employee Benefit Plans. Except for the Incentive Equity Plan, the Acquiror Warrants and the Acquiror Common Stock, Acquiror does not maintain, sponsor, contribute to and is not required to contribute to, and does not have any liability to and could not reasonably be expected to have any liability to any: “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), any severance, gratuity, termination indemnity, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, policy, Contract or arrangement or any other stock purchase, stock option or other equity or equity-based, termination, severance, transition, employment, individual consulting, retention, transaction, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan or other compensation or benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Acquiror or (ii) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of Acquiror to material (x) payments or (y) benefits or (z) increases in any existing payments or benefits or any loan forgiveness.

Section 5.20.          No Additional Representations or Warranties. Except as provided in this Article V or in any Ancillary Agreement, neither Acquiror nor Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1.             Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or the Ancillary Agreements, as required by Law, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, the Company shall not, and the Company shall cause its Subsidiaries not to, except as contemplated by this Agreement or the Ancillary Agreements, as required by Law, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied):

(a)            change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

(b)            make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(c)            split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(d)            purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests without payment of any consideration by the Company or its Subsidiaries, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Options or (iii) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company;

(e)            enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease, in each case, other than entry into such agreements in the ordinary course of business consistent with past practice;

(f)             sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, including the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

(g)            acquire any ownership interest in any real property, other than in the ordinary course of business;

(h)            except as otherwise required by existing Company Benefit Plans or the Contracts listed on Section 4.12(a) of the Company Disclosure Letter, (i) grant any material severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee with an annual base compensation of less than $350,000 in the ordinary course of business consistent with past practice, (ii) make any material change in the key management structure of the Company or any of the Company’s Subsidiaries, or hire, promote, demote or terminate the employment of employees of the Company or any of the Company’s Subsidiaries with an annual base compensation of $350,000 or above, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) materially increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider with an annual base compensation of greater than $350,000, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice;

(i)             acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction (i) in which the aggregate consideration does not exceed, individually or in the aggregate, $10,000,000 and (ii) that is not reasonably expected to individually or in the aggregate, materially impair or delay the ability of the Company to perform its obligations hereunder;

(j)             make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Company or any of the Company’s Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among the Company and its wholly-owned Subsidiaries or among the wholly-owned Subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

(k)            (i) make, change or revoke any material Tax election, (ii) amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method for Tax purposes or change any Tax accounting period in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (v) seek or apply for any Tax ruling, (vi) settle any claim or assessment in respect of any material Taxes, (vii) knowingly surrender or allow to expire any right to claim a refund of any material Taxes or (viii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(l)             take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(m)           (i) incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guarantee any debt securities of another Person, other than any indebtedness or guarantee (A) incurred in the ordinary course of business pursuant to interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, or letters of credit, bank guarantees, bankers’ acceptances and other similar instruments entered into in connection with Leased Real Property, or (B) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly-owned Subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $2,500,000, except as otherwise contemplated by this Agreement or as such obligations become due;

(n)            issue any additional shares of Company Common Stock or securities exercisable for or convertible into Company Common Stock or grant any additional equity or equity-based compensation (including any Company Options), other than (i) shares of Company Common Stock issuable upon exercise of Company Options outstanding on the date hereof in accordance with their terms as in effect as of the date of this Agreement, or (ii) in connection with the Company Interim Financing;

(o)            adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);

(p)            waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 individually and in the aggregate;

(q)            grant to, or agree to grant to, any Person a license, covenant not to sue or other right under any Intellectual Property that is material to the Company and its Subsidiaries, or sell, transfer, assign or otherwise dispose of, abandon or permit to lapse any rights to any such Intellectual Property (other than nonexclusive licenses entered into in the ordinary course of business) except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period);

(r)             disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any material Trade Secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business or pursuant to written obligations to maintain the confidentiality thereof;

(s)            make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(s) of the Company Disclosure Letter, in the aggregate;

(t)             enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(u)            waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

(v)            limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person, in each case, except where such limitation does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the operation of the businesses of the Company and its Subsidiaries, taken as a whole, in the ordinary course of business consistent with past practice;

(w)            amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material Governmental Approval or material Permit required for the conduct of the business of the Company or any of the Company’s Subsidiaries to be conducted in all material respects as conducted on the date hereof or as contemplated as of the date hereof; or

(x)             enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2.             Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period for the purpose of consummating the transactions contemplated hereby, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request for the purpose of consummating the transactions contemplated hereby; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company.

Section 6.3.             Affiliate Agreements. All Affiliate Agreements set forth on Section 6.3 of the Company Disclosure Letter shall be terminated or settled, at or prior to the Closing, without further liability to Acquiror, the Company or any of the Company’s Subsidiaries.

Section 6.4.             Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives acting on its or their behalf not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, in each case, in connection with an Acquisition Proposal, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentences with respect to any actions explicitly contemplated by this Agreement (including in connection with the Interim Financing) or the Ancillary Agreements.

Section 6.5.           Company Public Filings. From the date hereof through the Effective Time, the Company will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1.             Employee Matters.

(a)             Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan in the form attached hereto as Exhibit E (the “Incentive Equity Plan”), which Incentive Equity Plan shall become effective upon the Closing Date, and with any changes or modifications thereto as the Company and Acquiror may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Company or Acquiror, as applicable). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file a registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

(b)            No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the Parties acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a Party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2.             Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to Continental (which notice Acquiror shall provide to Continental in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (i) shall cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause Continental to, and Continental shall thereupon be obligated to (x) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, and (y) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3.             Stock Exchange Listing. From the date hereof through the Effective Time, Acquiror shall prepare and submit to the Applicable Stock Exchange a listing application in connection with the transactions contemplated by this Agreement, covering the Registration Statement Securities (the “Listing Application”), and the Company shall reasonably cooperate with Acquiror with respect to the Listing Application. Acquiror shall use its reasonable best efforts to cause: (a) the Listing Application to have been approved by the Applicable Stock Exchange; (b) Acquiror to satisfy all applicable initial listing requirements of the Applicable Stock Exchange; and (c) the Registration Statement Securities to be approved for listing on the Applicable Stock Exchange with the trading ticker “AGSD”, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event as of immediately following the Effective Time, and in each of case (a), (b) and (c), the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Acquiror with respect thereto.

Section 7.4.             No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives acting on its and their behalf, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives). Notwithstanding anything to the contrary in this Agreement, Acquiror, its Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentences with respect to any actions explicitly contemplated by this Agreement (including in connection with the Interim Financing) or the Ancillary Agreements.

Section 7.5.             Acquiror Conduct of Business.

(a)             During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including in connection with the Acquiror Extension Approval, the Interim Financing and the Warrant Conversion) or the Ancillary Agreements, as required by Law, as set forth on Section 7.5 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, except as contemplated by this Agreement (including in connection with the Acquiror Extension Approval, the Interim Financing and the Warrant Conversion) or the Ancillary Agreements, as required by Law, as set forth on Section 7.5 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to:

(i)              seek any approval from the Acquiror Stockholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals, the Extension Proposal or the Warrant Conversion;

(ii)             (x) make or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Capital Stock, share capital or equity interests, (y) split, combine, reclassify or, except as contemplated by the Transaction Proposals or Warrant Conversion, otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub Capital Stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Common Stock required to be made as part of the Acquiror Share Redemptions;

(iii)            (s) make, change or revoke any material Tax election, (t) amend, modify or otherwise change any filed material Tax Return, (u) adopt or request permission of any taxing authority to change any accounting method for Tax purposes or change any Tax accounting period in respect of material Taxes, (v) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (w) seek or apply for any Tax ruling, (x) settle any claim or assessment in respect of any material Taxes, (y) knowingly surrender or allow to expire any right to claim a refund of any material Taxes or (z) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(iv)           take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(v)            enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi)           incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness for borrowed money or otherwise incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (x) in support of the ordinary course operations of Acquiror or incident to the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements, which are not, individually or in the aggregate, material to Acquiror, provided that, such liabilities, debts or obligations shall not be used to pay for liabilities or expenses, that if outstanding at the Closing would constitute Acquiror Transaction Expenses (other than Working Capital Loans) (y) pursuant to any Contract set forth on Section 5.15 of the Acquiror Disclosure Letter or (z) incurred between Acquiror and Merger Sub;

(vii)          waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include any pending or threatened Action);

(viii)         (A) issue any Acquiror Securities or any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into, or for, Acquiror Securities, other than the issuance of the Aggregate Merger Consideration or in connection with any Interim Financing or the Warrant Conversion, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than in connection with the Warrant Conversion;

(ix)            enter into any agreement to do any action prohibited under this Section 7.5.

(b)            During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.6.            Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)            the Board of Directors of Acquiror shall consist of five (5) directors, at least a majority of whom shall be “independent” directors for the purposes of the rules of the Applicable Stock Exchange, to initially consist of the five (5) individuals set forth on Section 7.6(a) of the Company Disclosure Letter and who shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time;

(b)            each member of the Board of Directors shall be a member of the class of the Board of Directors as indicated on Section 7.6(b) of the Company Disclosure Letter; and

(c)            the initial officers of Acquiror shall be as set forth on Section 7.6(c) of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.7.             Indemnification and Insurance.

(a)            From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless (x) each present and former director and officer of the Company and each of its Subsidiaries (the “Company Indemnified Parties”) and (y) the Sponsor, each present and former director, officer and Affiliate of Sponsor, Acquiror and each of their respective Subsidiaries (the “Acquiror Indemnified Parties”, and the Acquiror Indemnified Parties together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). For the avoidance of doubt, the right to indemnification pursuant to the preceding sentence in favor of each of the Sponsor and each present and former director, officer and Affiliate of Sponsor, shall be subject to the same limitations as if such D&O Indemnified Party were an officer or director of Acquiror as of the applicable time. Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ (including the Company’s and its Subsidiaries’) former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.

(b)            For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.7.

(d)            On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

(e)            Acquiror hereby acknowledges that certain D&O Indemnified Parties may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such D&O Indemnified Party serves as a manager, member, officer, employee or agent. Acquiror hereby agrees and acknowledges that notwithstanding any such rights that a D&O Indemnified Party may have with respect to any Other Indemnitor(s), (i) Acquiror is the indemnitor of first resort with respect to all D&O Indemnified Parties in respect of all obligations hereunder to indemnify and provide advancement of expenses to D&O Indemnified Parties, (ii) Acquiror shall be required to indemnify and advance the full amount of expenses incurred by the D&O Indemnified Parties, to the fullest extent required by this Agreement, applicable Law, the terms of the Acquiror Governing Documents, any agreement to which Acquiror is a party, any vote of the stockholders or the Board of Directors of Acquiror, or otherwise, without regard to any rights the D&O Indemnified Parties may have against the Other Indemnitors and (iii) to the fullest extent permitted by applicable Law, Acquiror irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Acquiror further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the D&O Indemnified Parties have sought indemnification from Acquiror shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the D&O Indemnified Parties against Acquiror. Notwithstanding anything to the contrary herein, the obligations of Acquiror under this Section 7.7(e) shall only apply to D&O Indemnified Parties in their capacity as D&O Indemnified Parties.

Section 7.8.             Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.9.             Acquiror Extension. Acquiror shall (a) by no later than the twentieth (20th) Business Day immediately following the date hereof, file with the SEC a proxy statement (such proxy statement, together with any amendments and supplements thereto, the “Extension Proxy Statement”) pursuant to which it will seek the approval of the Acquiror Stockholders of a proposal (the “Extension Proposal”) to amend the Acquiror’s Governing Documents to extend the deadline by which Acquiror must complete its initial business combination from December 14, 2024 to September 30, 2025, (b) cause the Extension Proxy Statement, which shall contain the recommendation of the Board of Directors of Acquiror that Acquiror Stockholders approve the Extension Proposal, to be mailed to the Acquiror Stockholders as promptly as possible after the date the SEC staff advises that it has no further comments on the Extension Proxy Statement or that Acquiror may commence mailing the Extension Proxy Statement, (c) no later than twenty (20) days immediately following the mailing of the Extension Proxy Statement, convene and hold a meeting of the Acquiror Stockholders for the purpose of voting on the Extension Proposal and obtaining the Acquiror Extension Approval and (d) taking such other actions as are necessary or advisable in connection with the Extension Proposal and obtaining the Acquiror Extension Approval.

Section 7.10.           Acquiror Anti-Dilution Adjustment. During the Interim Period, Acquiror shall use reasonable best efforts to seek waivers, to the fullest extent permitted by applicable Laws and Acquiror’s Governing Documents, and to the extent such waivers are necessary in connection with the Transactions (including any Interim Financing), from the holders of Acquiror Class B Common Stock (other than Sponsor) of any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of Acquiror Class B Common Stock held by such holders convert into shares of Acquiror Class A Common Stock in connection with the Transactions.

ARTICLE VIII

JOINT COVENANTS

Section 8.1.             HSR Act and Foreign Antitrust Approvals; Other Filings.

(a)             In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and (ii) as soon as practicable, make such other filings with any foreign Governmental Authorities (including all Permits) as may be required under any applicable similar foreign Law. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b)            Each of the Company and Acquiror shall request early termination (if available) of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)            Each of the Company and Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, effective as of the Closing or such later time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(d)            With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Approval under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate with each other in the defense and conduct of such matters. To the extent not prohibited by Law, each Party shall keep the other Party reasonably informed regarding the status and any material developments regarding any Governmental Approval processes, and the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such Party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each Party shall permit counsel to the other Parties an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the Parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other Parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby, provided that the Governmental Authority permits both Parties to participate in the same meeting or discussion.

Section 8.2.            Preparation of Joint Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.

(a)            Registration Statement and Prospectus.

(i)As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Company Stockholders relating to the Company Stockholders’ Meeting, the Acquiror Stockholders relating to the Acquiror Stockholders’ Meeting and the Acquiror Warrantholders relating to the Acquiror Warrantholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus (the “Joint Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of shares of Acquiror Common Stock that are included in the Aggregate Merger Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” Permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Joint Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the Applicable Stock Exchange) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Joint Proxy Statement to be mailed to the Acquiror Stockholders and the Acquiror Warrantholders in each case promptly after the Registration Statement is declared effective under the Securities Act. The Company will cause the Joint Proxy Statement to be mailed to the Company Stockholders promptly after the Registration Statement is declared effective under the Securities Act.

(ii)To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Joint Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Joint Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Joint Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC (to the extent permitted by the SEC).

(iii)Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at each time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Joint Proxy Statement will, on the date of any filing of the Joint Proxy Statement with the SEC, on the date it is first mailed to the Company Stockholders, the Acquiror Stockholders and the Acquiror Warrantholders and at the time of the Company Stockholders’ Meeting, the Acquiror Stockholders’ Meeting and the Acquiror Warrantholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Joint Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders, the Acquiror Stockholders and Acquiror Warrantholders.

(b)            Acquiror Stockholder and Warrantholder Approval.

(i)Acquiror shall (A) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Joint Proxy Statement to be disseminated to Acquiror Stockholders and Acquiror Warrantholders in compliance with applicable Law, (y) duly give notice of and convene and hold a meeting of its stockholders (the “Acquiror Stockholders’ Meeting”) and a meeting of its warrantholders (the “Acquiror Warrantholders’ Meeting”) in accordance with Acquiror’s Governing Documents and the listing rules of the Applicable Stock Exchange for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (z) solicit proxies from the Acquiror Stockholders to vote in favor of each of the Transaction Proposals and from the Acquiror Warrantholders to vote in favor of the Warrant Amendment Proposal, and (B) provide its stockholders with the opportunity to elect to effect an Acquiror Share Redemption.

(ii)Acquiror shall, through its Board of Directors, recommend to its stockholders the (A) adoption and approval of this Agreement in accordance with applicable Law and the rules and regulations of the Applicable Stock Exchange, (B) amendment and restatement of Acquiror’s Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company before the effectiveness of the Registration Statement), including any separate or unbundled proposals as are required to implement the foregoing, (C) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger, (D) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (E) appointment of directors effective as of the Closing as contemplated by Section 7.6, (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (G) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (H) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (H), together, the “Transaction Proposals”), and include such recommendation in the Joint Proxy Statement.

(iii)Acquiror shall, through its Board of Directors, recommend to the Acquiror Warrantholders (A) the adoption and approval of an amendment to the terms of the Acquiror Public Warrants to provide for the Warrant Conversion, and after giving effect to the Warrant Conversion, no Acquiror Public Warrants will be outstanding, and (B) any other matters necessary or advisable to effect the Warrant Conversion (such proposals in (A) and (B), together, the “Warrant Amendment Proposal”), and include such recommendation in the Joint Proxy Statement.

(iv)The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the stockholders of Acquiror that they vote in favor of the Transaction Proposals or its recommendation to the Acquiror Warrantholders that they vote in favor of the Warrant Amendment Proposal (together with any withdrawal, amendment, qualification or modification of its recommendation to the Acquiror Stockholders and Acquiror Warrantholders described in the Recitals hereto, an “Acquiror Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting and the Acquiror Warrantholders’ Meeting and submit for approval the Transaction Proposals and Warrant Amendment Proposal and (y) Acquiror agrees that if the Acquiror Stockholder Approval and Acquiror Warrantholder Approval shall not have been obtained at any such Acquiror Stockholders’ Meeting or Acquiror Warrantholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Stockholders’ Meetings or Acquiror Warrantholders’ Meetings in order to obtain the Acquiror Stockholder Approval and Acquiror Warrantholder Approval. Acquiror may only adjourn the Acquiror Stockholders’ Meeting or Acquiror Warrantholders’ Meetings (i) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval or Acquiror Warrantholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders or the Acquiror Warrantholders prior to the Acquiror Stockholders’ Meeting or the Acquiror Warrantholders’ Meeting; provided, that the Acquiror Stockholders’ Meeting or the Acquiror Warrantholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Stockholders’ Meeting or the Acquiror Warrantholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Stockholders’ Meeting, as required by Acquiror’s Governing Documents.

(c)            Company Stockholder Approval.

(i)The Company shall as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (A) cause the Joint Proxy Statement to be disseminated to the Company Stockholders in compliance with applicable Law, (B) duly give notice of and convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) in accordance with the Company’s Governing Documents for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the Company Stockholders to vote in favor of and obtain the Company Stockholder Approval.

(ii)The Company shall, through its Board of Directors, recommend to its stockholders the (A) adoption and approval of this Agreement in accordance with the terms and conditions of the Company’s Governing Documents and applicable Law, (B) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (C) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (D) adjournment of the Company Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (D), together, the “Company Transaction Proposals”), and include such recommendation in the Joint Proxy Statement.

(iii)The Board of Directors of the Company shall not withdraw, amend, qualify or modify its recommendation to the Company Stockholders that they vote in favor of the Company Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Company Stockholders described in the Recitals hereto, a “Company Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) the Company agrees to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting and submit for approval the Company Transaction Proposals and (y) the Company agrees that if the Company Stockholder Approval shall not have been obtained at any such Company Stockholders’ Meeting, then the Company shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(c), and hold additional Company Stockholders’ Meetings in order to obtain the Company Stockholder Approval. The Company may only adjourn the Company Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders’ Meeting; provided, that the Company Stockholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date.

Section 8.3.             Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as soon as practicable as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by (i) the Company under this Section 8.3 will constitute a breach of Section 6.1 or (ii) Acquiror under this Section 8.3 will constitute a breach of Section 7.5.

Section 8.4.            Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder claim, action, suit, audit, examination, arbitration, mediation, inquiry, Legal Proceeding, or investigation, whether or not before any Governmental Authority (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or to the knowledge of Acquiror or the Company, as applicable, threatened in writing against (a) in the case of Acquiror, Acquiror, any of Acquiror’s controlled Affiliates or any of their respective officers, directors, employees or stockholders (in their capacity as such) or (b) in the case of the Company, the Company, any of the Company’s Subsidiaries or controlled Affiliates or any of their respective officers, directors, employees or stockholders (in their capacity as such). Acquiror and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective officers, directors or employees settle or compromise any Transaction Litigation without the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed) or (y) Acquiror, any of Acquiror’s Affiliates or any of their respective officers, directors or employees settle or compromise any Transaction Litigation without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Section 8.5.             Section 16 Matters. Prior to the Effective Time, each of Acquiror and the Company, as applicable, shall use all reasonable efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, any dispositions of the Company Common Stock (including derivative securities with respect to the Company Common Stock) or Acquiror Common Shares, and acquisitions of Acquiror Common Shares (including derivative securities with respect to Acquiror Common Shares) resulting from the transactions contemplated by this Agreement by each officer or director of Acquiror or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated hereby.

Section 8.6.             Additional Financing. During the Interim Period, each of the Company and Acquiror shall use reasonable best efforts to enter into equity or debt (including any convertible note) financing arrangements for the benefit of the combined company following the Closing in the amount the Company reasonably determines to be necessary (the “Interim Financing” and any such Interim Financing entered into by the Company during the Interim Period, the “Company Interim Financing”), it being understood and agreed that (a) the consummation of any such Interim Financing by the Company or Acquiror shall be subject to the Parties’ mutual agreement (not to be unreasonably withheld, conditioned or delayed) and the consummation of any such Interim Financing by Acquiror shall be subject to the prior or substantially concurrent occurrence of the Closing and (b) the consummation, during the Interim Period, of any sales of shares of Company Common Stock pursuant to subscription or purchase agreements that were entered into prior to the date hereof, shall not constitute Interim Financing. Without limiting the foregoing, each Party shall (i) provide such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). Except as otherwise agreed by Acquiror and the Company, all such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror or any of their respective representatives.

Section 8.7.             Expense Statements. At least three (3) Business Days prior to the Closing Date, (a) Acquiror shall deliver to the Company a written statement (email being sufficient) setting forth Acquiror’s good faith estimate of each accrued and unpaid Acquiror Transaction Expense as of the Closing Date and (b) the Company shall deliver to Acquiror a written statement (email being sufficient) setting forth the Company’s good faith estimate of each accrued and unpaid Transaction Expense as of the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof and, if reasonably required by Continental, the Taxpayer Identification Numbers of each payee. Acquiror and the Company shall use commercially reasonable efforts to cause the aggregate amount of accrued and unpaid Acquiror Transaction Expenses and Transaction Expenses payable at Closing to be $11,000,000 or less; provided that any expenses in excess of such cap shall be paid as set forth in Section 2.4(c).

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1.            Conditions to Obligations of Acquiror, Merger Sub, and the Company. The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such Parties:

(a)            the Acquiror Stockholder Approval shall have been obtained;

(b)            the Acquiror Extension Approval shall have been obtained;

(c)            the Company Stockholder Approval shall have been obtained;

(d)            the waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;

(e)            there shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the Parties with respect to the transactions contemplated hereby;

(f)             Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to any Interim Financing and the payment of the Acquiror Share Redemption Amount;

(g)            the Listing Application shall have been approved by the Applicable Stock Exchange (subject to official notice of issuance) and, as of immediately following the Effective Time, Acquiror shall be in compliance, in all material respects, with applicable listing requirements of the Applicable Stock Exchange, and Acquiror shall not have received any notice of non-compliance therewith from the Applicable Stock Exchange that has not been cured or would not be cured at or immediately following the Effective Time, and the Registration Statement Securities shall have been approved for listing on the Applicable Stock Exchange; and

(h)            the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Section 9.2.             Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)            (i) the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date and (ii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in the case of this clause (ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and

(b)            each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

Section 9.3.             Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)            (i) the representations and warranties of Acquiror contained in Section 5.12 (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date and (ii) each of the other representations and warranties of Acquiror contained in this Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in the case of this clause (ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror’s ability to consummate the transactions contemplated by this Agreement;

(b)            each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects, including the covenant set forth in Section 8.2(b) with respect to the Acquiror Warrantholder Approval; and

(c)            Acquiror shall have filed a certificate of incorporation with the Secretary of State of Delaware and adopted bylaws (in substantially the forms attached as Exhibits A and B hereto, respectively, with such changes as may be agreed in writing by Acquiror and the Company).

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1.         Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)            by written consent of the Company and Acquiror;

(b)            by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(c)            by the Company or Acquiror if the Acquiror Extension Approval shall not have been obtained by reason of the failure to obtain the required vote at the meeting duly convened therefor or at any adjournment or postponement thereof;

(d)            by the Company or Acquiror if the Company Stockholder Approval or the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholders’ Meeting or the Acquiror Stockholders’ Meeting, respectively, in each case, duly convened therefor or at any adjournment or postponement thereof;

(e)            by the Company if there has been an Acquiror Modification in Recommendation, or by Acquiror if there has been a Company Modification in Recommendation;

(f)             by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before December 14, 2024 (which date shall automatically be extended to September 30, 2025 upon receipt of the Acquiror Extension Approval) (the “Agreement End Date”), unless Acquiror is in material breach hereof; or

(g)            by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2.         Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1.          Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated December 9, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a stockholder vote to amend Acquiror’s amended and restated certificate of incorporation (A) to modify the substance or timing of its obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of its public shares if it does not complete its initial Business Combination by December 14, 2024 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account (other than funds to be paid in connection with the Acquiror Share Redemptions), for specific performance or other equitable relief in connection with the consummation of the transactions contemplated hereby (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for actual fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (other than funds to be paid in connection with the Acquiror Share Redemptions) and any assets that have been purchased or acquired with any such funds).

Section 11.2.          Waiver. Any Party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of another Party that are contained in this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Section 11.3.          Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)              If to Acquiror or Merger Sub:

 Southport Acquisition Corporation

 8 Bolling Place

 Greenwich, CT 06830

Attention:	Jeb Spencer, Chief Executive Officer

Jared Stone, Chairman

Email:	jspencer@tvccapital.com

jaredwstone@gmail.com

 with copies to (which shall not constitute notice):

 Wachtell, Lipton, Rosen & Katz
 51 West 52nd Street
 New York, New York 10019

 Attention:Matthew M. Guest

Raaj S. Narayan

 Email:MGuest@wlrk.com

RSNarayan@wlrk.com

(b)            If to the Company:

 Angel Studios, Inc.
 295 West Center St.
 Provo, Utah 84601

 Attention:Patrick Reilly

 Email:patrick@angel.com

 with copies to (which shall not constitute notice):

 Mayer Brown LLP
 1221 Avenue of the Americas

 New York, New York 10020

 and

 Mayer Brown LLP

 201 S Main St #1100

 Salt Lake City, Utah 84111

 Attention:Mark Bonham

Andrew Noreuil

 Email:mbonham@mayerbrown.com

anoreuil@mayerbrown.com

or to such other address or addresses as the Parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4.          Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties and any such assignment without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 11.5.          Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.7, and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6.          Expenses. Except as otherwise set forth in this Agreement (including Section 2.4(c)), each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 11.7.          Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8.          Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9.          Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a Party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10.        Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter and all Exhibits hereto), (b) the Sponsor Support Agreement and Company Holders Support Agreement (collectively, the “Ancillary Agreements”), and (c) the Confidentiality Agreement, dated as of June 9, 2024, between Acquiror and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the Parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such Parties except as expressly set forth in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

Section 11.11.        Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties and which makes reference to this Agreement.

Section 11.12.        Publicity.

(a)            All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any Party; provided, that no Party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b)            The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the Party making the announcement shall use its commercially reasonable efforts to consult with the other Party in advance as to its form, content and timing. Disclosures resulting from the Parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13.        Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.14.        Jurisdiction; Waiver of Jury Trial.

(a)            Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, only to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), and each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such proceeding or Action shall be heard and determined only in any such court and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding or Action brought in accordance with this Section 11.14(a).

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15.        Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16.        Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a)            this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named Parties; and

(b)            except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17.         Non-Survival of Representations, Warranties and Covenants. Except (a) as otherwise contemplated by Section 10.2 or (b) in the case of claims against a Person in respect of such Person’s actual fraud, all of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18.       Legal Representation.

(a)            Acquiror hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “Mayer Brown Waiving Parties”), that Mayer Brown (“Mayer Brown”) may represent the stockholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than Acquiror or its Subsidiaries) (collectively, the “Mayer Brown WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other Mayer Brown Waiving Parties, and each of Acquiror and the Company on behalf of itself and the Mayer Brown Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Mayer Brown’s prior representation of the Company, its Subsidiaries or of Mayer Brown Waiving Parties. Acquiror and the Company, for itself and the Mayer Brown Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the Mayer Brown WP Group, on the one hand, and Mayer Brown, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the Mayer Brown WP Group (the “Mayer Brown Privileged Communications”), without any waiver thereof. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Mayer Brown Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Action against or involving any of the Parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Mayer Brown Privileged Communications, by virtue of the Merger.

(b)            Each of Acquiror and the Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “Wachtell Lipton Waiving Parties”), that Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) may represent the stockholders or holders of other equity interests of the Sponsor or of Acquiror or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Wachtell Lipton WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Sponsor, Acquiror and its Subsidiaries, or other Wachtell Lipton Waiving Parties. Each of Acquiror and the Company, on behalf of itself and the Wachtell Lipton Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Wachtell Lipton’s prior representation of the Sponsor, Acquiror and its Subsidiaries, or other Wachtell Lipton Waiving Parties. Each of Acquiror and the Company, for itself and the Wachtell Lipton Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Sponsor, Acquiror, or its Subsidiaries, or any other member of the Wachtell Lipton WP Group, on the one hand, and Wachtell Lipton, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the Wachtell Lipton WP Group (the “Wachtell Lipton Privileged Communications”), without any waiver thereof. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Wachtell Lipton Privileged Communications, whether located in the records or email server of Acquiror and its Subsidiaries, in any Action against or involving any of the Parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Wachtell Lipton Privileged Communications, by virtue of the Merger.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SOUTHPORT ACQUISITION CORPORATION

By:	/s/ Jeb Spencer
Name: Jeb Spencer
Title: Chief Executive Officer

SIGMA MERGER SUB, INC.

By:	/s/ Jeb Spencer
Name: Jeb Spencer
Title: Chief Executive Officer

ANGEL STUDIOS, INC.

By:	/s/ Neal Harmon
Name: Neal Harmon
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of September 11, 2024, by and among Southport Acquisition Corporation, a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I hereto (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), and Angel Studios, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of such classes or series of Company Common Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Common Stock, together with any shares of Company Common Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly-owned subsidiary of Acquiror on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1      Binding Effect of Merger Agreement. Each Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Stockholder shall be bound by and comply with Sections 6.4 (Acquisition Proposals) in respect of Acquisition Proposals regarding the Company and 11.12 (Publicity) of the Merger Agreement (and any relevant defined terms contained in any such Sections) as if (a) such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.4 of the Merger Agreement (other than Section 6.4(i) or for purposes of the definition of Acquisition Proposal) also referred to each such Company Stockholder.

Section 1.2      No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Article X thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Joint Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) agree to do, approve, or authorize any of the foregoing or publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in the form attached hereto as Annex A to the extent such Affiliate is not already a party hereto.

Section 1.3      New Shares. In the event that (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares after the date of this Agreement or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares after the date of this Agreement (collectively, the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.4      Company Stockholder Agreements. Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent (if applicable) of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in connection with or as contemplated by the Merger Agreement or the transactions contemplated thereby, such Company Stockholder shall appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent for (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(a)            to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger;

(b)            in any other circumstances upon which a consent, waiver or other approval may be required under the Company’s Governing Documents or under any agreements between the Company and its stockholders (including the Investors Rights and Voting Agreement among the Company and the Investors and Key Holders listed therein entered into as of February 27, 2014) to implement the Merger Agreement or the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(c)            against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries (other than the Merger Agreement and the transactions contemplated thereby);

(d)            against any proposal, action or agreement that, to the actual knowledge of such Company Stockholder, would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the transactions contemplated thereby, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled; and

(e)            in favor of any proposal to adjourn the Company Stockholders’ Meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held.

Each Company Stockholder hereby agrees that it shall not commit in writing or agree in writing to take any action inconsistent with the foregoing.

Each Company Stockholder hereby waives, and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters’ rights with respect to any of the Subject Shares in connection with the Merger.

Section 1.5      Affiliate Agreements. Each Company Stockholder, severally and not jointly, hereby agrees and consents on behalf of itself and each of its controlled Affiliates to the termination of all Affiliate Agreements set forth on Section 6.3 of the Company Disclosure Letter to which such Company Stockholder is party, effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror.

Section 1.6      Registration Rights Agreement. Each of the Company Stockholders set forth on Schedule II hereto, on behalf of itself, agrees that it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Registration Rights Agreement substantially in the form attached as Exhibit C to the Merger Agreement (with such changes as may be agreed in writing by Acquiror and the Company).

Section 1.7      Lock-Up Agreement. Each of the Company Stockholders set forth on Schedule III hereto, on behalf of itself, agrees that it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Lock-Up Agreement substantially in the form attached as Exhibit D to the Merger Agreement (with such changes as may be agreed in writing by Acquiror and the Company).

Section 1.8      Further Assurances. Each Company Stockholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions required to consummate the Merger and the other transactions contemplated by the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein.

Section 1.9      No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.10      No Challenges. Each Company Stockholder agrees not to voluntarily commence or join in or knowingly facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors, directors, officers or Affiliates, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Company Stockholder from enforcing such Company Stockholder’s rights under this Agreement and the other agreements entered into by such Company Stockholder in connection herewith, including such Company Stockholder’s right to receive such Company Stockholder’s portion of the Aggregate Merger Consideration as provided in the Merger Agreement.

Section 1.11      Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Joint Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with, or submissions to, the SEC), except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege).

Section 1.12      No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, each Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate of such Company Stockholder (including, for this purpose, any appointee or representative of such Company Stockholder on the Board of Directors of the Company), solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1      Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a)            Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. Such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b)            Ownership. Such Company Stockholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares) affecting any such Subject Shares, other than Liens (x) pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Merger Agreement, (iv) any applicable securities Laws, (v) the Amended and Restated Class B Stockholders Agreement between the Company and the holders of Class B Common Stock effective as of August 18, 2021, and (vi) the Investors Rights and Voting Agreement among the Company and the Investors and Key Holders listed therein entered into as of February 27, 2014 or (y) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Company Stockholder to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement or the Merger Agreement. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares other than as set forth in the Investors Rights and Voting Agreement among the Company and the Investors and Key Holders listed therein entered into as of February 27, 2014. Other than as set forth opposite such Company Stockholder’s name on Schedule I hereto, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any securities convertible into, or which can be exchanged for, equity securities of the Company.

(c)            No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder, (ii) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to such Company Stockholder, or (iii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d)            Litigation. There are no Actions pending against such Company Stockholder or, to the knowledge of such Company Stockholder, threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e)            Adequate Information. Such Company Stockholder has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty to such Company Stockholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

(f)            Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g)            Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

Section 2.2      No Other Representations or Warranties. Except for the representations and warranties made by each Company Stockholder in this ARTICLE II, no Company Stockholder makes any express or implied representation or warranty to Acquiror in connection with this Agreement or the transactions contemplated by this Agreement, and each Company Stockholder expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1      Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company and each Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2      Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3      CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a)            Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, only to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), and each of the parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such proceeding or Action shall be heard and determined only in any such court and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding or Action brought in accordance with this Section 3.3. Service of process with respect to any such proceeding or Action may be made upon any party hereto by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 3.8.

(b)            WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4      Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5      Specific Performance. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6      Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and each of the Company Stockholders that are adversely affected by such amendment or waiver.

Section 3.7      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8      Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours of the recipient (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Southport Acquisition Corporation

8 Bolling Place

Greenwich, CT 06830

Attention:	Jeb Spencer, Chief Executive Officer
Jared Stone, Chairman
Email:	jspencer@tvccapital.com
jaredwstone@gmail.com

with a copy to (which will not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Attention:	Matthew M. Guest
Raaj S. Narayan
Email:	mguest@wlrk.com
rsnarayan@wlrk.com

If to the Company:

Angel Studios, Inc.

295 West Center St.

Provo, Utah 84601

Attention:	Patrick Reilly
Email:	patrick@angel.com

with a copy to (which will not constitute notice):

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

and

Mayer Brown LLP

201 S Main St #1100

Salt Lake City, Utah 84111

Attention:	Mark Bonham
Brian Hirshberg
Email:	mbonham@mayerbrown.com
bhirshberg@mayerbrown.com

If to a Company Stockholder:

To such Company Stockholder’s address set forth in the Company’s books and records.

Section 3.9      Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10      Several Liability. The liability of any Company Stockholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Company Stockholder be liable for any other Company Stockholder’s breach of such other Company Stockholder’s representations, warranties, covenants, or agreements contained in this Agreement.

Section 3.11      Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.12      Right of Third Parties. Nothing expressed or implied in this Agreement, subject to the Merger Agreement, is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDER:
ALTA VENTURES MEXICO FUND I, L.P.

By: Alta Ventures Mexico Management (GP), L.P.
Its: General Partner

By: Alta Group Americas Management (GP), Inc.
Its: General Partner

By:	/s/ Paul Ahlstrom
Name: Paul Ahlstrom
Title: Managing Director

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

PSC ANGEL STUDIOS, A SERIES OF PROSPERITY
SOLUTIONS CAPITAL MANAGEMENT, LLC

By:	/s/ Robert B. McMillen
Name: Robert B. McMillen
Title: Manager

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

IDEATION, LLC

By:	/s/ David Fischer
Name: David Fischer
Title: Manager

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

HARMON VENTURES, LLC

By:	/s/ Neal Harmon
Name: Neal Harmon
Title: Member

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

By:	/s/ Jordan Harmon
Name: Jordan Harmon

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

By:	/s/ Patrick Reilly
Name: Patrick Reilly

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

By:	/s/ Elizabeth Ellis
Name: Elizabeth Ellis

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

By:	/s/ Paul Ahlstrom
Name: Paul Ahlstrom

[Signature Page to Stockholder Support Agreement]

COMPANY STOCKHOLDER:

By:	/s/ Katie Liljenquist
Name: Katie Liljenquist

[Signature Page to Stockholder Support Agreement]

ACQUIROR:

SOUTHPORT ACQUISITION CORPORATION

By:	/s/ Jeb Spencer
Name: Jeb Spencer
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

COMPANY:

ANGEL STUDIOS, INC.

By:	/s/ Neal Harmon
Name: Neal Harmon
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

Schedule I

Company Stockholders and Subject Shares

Stockholder	Subject Shares
Alta Ventures Mexico Fund I, LP	3,193,651
Paul Ahlstrom	161,363
PSC Angel Studios, a series of Prosperity Solutions Capital Management, LLC	686,458
Ideation, LLC	352,609
Harmon Ventures, LLC	8,671,055
Jordan Harmon	121,899
Patrick Reilly	113,421
Liz Ellis	25,984
Katie Liljenquist	5,333

[Schedule I to Stockholder Support Agreement]

Schedule II

Parties to Registration Rights Agreement

1.Other stockholders to be added as mutually agreed by the time of the filing of the Form S-4.

[Schedule II to Stockholder Support Agreement]

Schedule III

Parties to Lock-Up Agreement

1.Harmon Ventures, LLC

2.Jordan Harmon

3.Patrick Reilly

4.Liz Ellis

[Schedule III to Stockholder Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Support Agreement, dated as of September 11, 2024 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Southport Acquisition Corporation, a Delaware corporation, Angel Studios, Inc., a Delaware corporation, and the Company Stockholders set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:

By:
Name:
Title:

Address for Notices:

With copies to:

[Annex A to Stockholder Support Agreement]

Annex C

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of September 11, 2024 by and among Southport Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”), Southport Acquisition Corporation, a Delaware corporation (“Acquiror”), and Angel Studios, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 4,200,000 shares of Acquiror Class A Common Stock, 50,004 shares of Acquiror Class B Common Stock and 11,700,000 Acquiror Private Placement Warrants in the aggregate as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly-owned subsidiary of Acquiror on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1      Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant defined terms contained in any such Sections) as if (a) Sponsor was an original signatory to the Merger Agreement with respect to such provisions and (b) each reference to “Acquiror” contained in Section 7.4 of the Merger Agreement also referred to Sponsor.

Section 1.2      No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Article X thereof (the earlier of clauses (a) and (b), the “Expiration Time”), Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Joint Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Common Shares or Acquiror Warrants owned by Sponsor, in each case that would be effective prior to the Expiration Time, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Shares or Acquiror Warrants owned by Sponsor, in each case that would be effective prior to the Expiration Time (clauses (i) and (ii) collectively, a “Transfer”) or (iii) agree to do, approve, or authorize any of the foregoing or publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between Sponsor and any Affiliate or member of Sponsor, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate or member executes and delivers to the Company a joinder to this Sponsor Agreement in the form attached hereto as Annex A.

Section 1.3      New Shares. In the event that (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by Sponsor or otherwise, (b) Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) Sponsor acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror after the date of this Sponsor Agreement (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Acquiror Common Shares or Acquiror Warrants owned by Sponsor as of the date hereof.

Section 1.4      Closing Date Deliverables. On the Closing Date, Sponsor shall deliver to Acquiror and the Company a duly executed copy of (a) the Registration Rights Agreement in substantially the form attached as Exhibit C to the Merger Agreement and (b) the Lock-Up Agreement in substantially the form attached as Exhibit D to the Merger Agreement.

Section 1.5      Sponsor Support Agreements.

(a)            At any meeting of the stockholders of Acquiror or Acquiror Warrantholders, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror or Acquiror Warrantholders is sought, Sponsor hereby unconditionally and irrevocably agrees that it shall (i) appear at each such meeting or otherwise cause all of its Acquiror Common Shares or Acquiror Warrants to be counted as present thereat (to the extent entitled to vote thereto) for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares or Acquiror Warrants (to the extent entitled to vote thereto):

(i)            in favor of each Transaction Proposal, the Warrant Amendment Proposal and the Extension Proposal;

(ii)           against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii)          against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement, any Ancillary Agreement and the transactions contemplated thereby);

(iv)          against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals);

(v)           against any proposal, action or agreement that, to the actual knowledge of Sponsor, would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement, any Ancillary Agreement, the Merger, the Extension or the Warrant Conversion, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or Merger Sub under the Merger Agreement or any Ancillary Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror; and

(vi)            in favor of any proposal to adjourn the Acquiror Stockholders’ Meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held.

Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)            Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of December 9, 2021, by and among Sponsor, Acquiror and certain directors and officers of Acquiror party thereto (together, the “Voting Letter Agreement”), including without limitation the obligations of Sponsor pursuant to Section 1 therein to not redeem any Acquiror Common Shares owned by Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c)            Except as contemplated by the Merger Agreement, including in connection with the Warrant Conversion and the Warrant Amendment Proposal, during the period commencing on the date hereof and ending at the Expiration Time, Sponsor shall not modify or amend any Contract between or among Sponsor or any Affiliate of Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

(d)            Sponsor hereby waives, and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters’ rights with respect to any of its Acquiror Common Shares or Acquiror Warrants in connection with the Merger.

Section 1.6      Additional Agreements.

(a)            Notwithstanding anything to the contrary in any other Contract to which Sponsor is bound, Sponsor (for itself and its successors and assigns) hereby (but subject to the consummation of the Merger) irrevocably and unconditionally waives, to the fullest extent permitted by applicable Laws and Acquiror’s Governing Documents, and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of Acquiror Class B Common Stock held by Sponsor convert into shares of Acquiror Class A Common Stock in connection with the transactions contemplated by the Merger Agreement (including the Merger).

(b)            Acquiror and Sponsor hereby irrevocably and unconditionally agree that, if any amounts are outstanding under any Working Capital Loan extended to Acquiror or any Subsidiary of Acquiror by Sponsor as of the Closing, then, notwithstanding the terms of any promissory note or other document evidencing such Working Capital Loan or any other agreement or contract to which Acquiror or Sponsor is bound, Acquiror shall repay such outstanding amounts to Sponsor at the Closing solely in cash, and Sponsor shall not require any portion of such repayment to occur in the form of Acquiror Common Shares or any other form.

(c)            During the period commencing on the date hereof and ending at the Expiration Time, Sponsor and its Affiliates shall fund, or cause to fund, the ordinary working capital expenses of Acquiror in connection with the transactions contemplated by the Merger Agreement.

Section 1.7      Sponsor Forfeiture. Immediately prior to (and contingent upon) the Closing, Sponsor shall forfeit all of the issued and outstanding Acquiror Private Placement Warrants held by it. To effect such forfeiture, immediately prior to (and contingent upon) the Closing: (a) Sponsor shall transfer all of the issued and outstanding Acquiror Private Placement Warrants held by it to Acquiror for cancellation and in exchange for no consideration; (b) Acquiror shall immediately retire and cancel all of such securities (and shall direct Continental (or such other intermediaries as appropriate) to take any and all such actions incidental thereto); (c) Sponsor and Acquiror shall take such actions as are necessary to cause such forfeited securities to be retired and cancelled, after which such forfeited securities shall no longer be issued or outstanding.

Section 1.8      Further Assurances. Sponsor shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions required to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.9      No Inconsistent Agreement. Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder.

Section 1.10      Payment of Certain Expenses. Sponsor shall pay, or cause its Affiliates (other than Acquiror) to pay, on the Closing Date, concurrently with the Effective Time, or at such later time as may be agreed by Sponsor and the applicable third party recipient of the payment, all accrued and unpaid Acquiror Transaction Expenses that exceed the Acquiror Expense Cap, provided that, (i) with respect to any such Acquiror Transaction Expenses to be paid by Acquiror after the Closing to Acquiror’s financial advisor, in the event Acquiror engages such financial advisor to provide services during the twenty-four (24) month period after the Closing Date for matters unrelated to the transactions contemplated by the Merger Agreement, Sponsor shall be relieved of such payment obligation to the extent of fees incurred by Acquiror in any such engagement in an aggregate amount not to exceed $1 million and (ii) with respect to any such Acquiror Transaction Expenses to be paid by Acquiror after the Closing to Acquiror’s legal counsel, in the event Acquiror engages such legal counsel to provide services during the twenty-four (24) month period after the Closing Date for matters unrelated to the transactions contemplated by the Merger Agreement, Sponsor shall be relieved of such payment obligation to the extent of fees incurred by Acquiror in any such engagement in an aggregate amount not to exceed $500,000.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1      Representations and Warranties of Sponsor. Sponsor represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a)            Organization; Due Authorization. It is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s organizational powers and have been duly authorized by all necessary organizational actions on the part of Sponsor. This Sponsor Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b)            Ownership. Sponsor is the record and beneficial owner (as defined Rule 13d-3 of the Exchange Act) of, and has good title to, all of Sponsor’s Acquiror Common Shares and Acquiror Warrants, and there exist no Liens (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Common Shares or Acquiror Warrants) affecting any such Acquiror Common Shares or Acquiror Warrants, other than Liens indicated on Schedule II attached hereto or pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Sponsor’s Acquiror Common Shares and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by Sponsor as of the date of this Sponsor Agreement, and none of Sponsor’s Acquiror Common Shares or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Common Shares or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Common Shares and Acquiror Warrants listed on Schedule I attached hereto, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)            No Conflicts. The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor, (ii) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Sponsor, or (iii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s Acquiror Common Shares or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its, his or her obligations under this Sponsor Agreement.

(d)            Litigation. There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its, his or her obligations under this Sponsor Agreement.

(e)            Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f)            Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither Sponsor nor, to the knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g)            Acknowledgment. Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

(h)            No Other Representations or Warranties. Except for the representations and warranties expressly made by Sponsor in this ARTICLE II, neither Sponsor nor any other Person on behalf of Sponsor makes any express or implied representation or warranty to Acquiror or the Company in connection with this Sponsor Agreement or the transactions contemplated by this Sponsor Agreement, and Sponsor expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1      Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Sponsor, Acquiror and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III and Section 1.10, shall survive the termination of this Sponsor Agreement.

Section 3.2      Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3      CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a)            ANY PROCEEDING OR ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, ONLY TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE), AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY (I) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH PROCEEDING OR ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH PROCEEDING OR ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT AND (IV) AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. NOTHING HEREIN CONTAINED SHALL BE DEEMED TO AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY OTHER PARTY IN ANY OTHER JURISDICTION, IN EACH CASE, TO ENFORCE JUDGMENTS OBTAINED IN ANY PROCEEDING OR ACTION BROUGHT IN ACCORDANCE WITH THIS SECTION 3.3. SERVICE OF PROCESS WITH RESPECT TO ANY SUCH PROCEEDING OR ACTION MAY BE MADE UPON ANY PARTY HERETO BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b)            WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4      Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of Acquiror, the Company and Sponsor.

Section 3.5      Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Sponsor Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6      Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and Sponsor.

Section 3.7      Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8      Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror or Sponsor:

Southport Acquisition Corporation
8 Bolling Place
Greenwich, CT 06830
Attention:	Jeb Spencer, Chief Executive Officer
Jared Stone, Chairman
Email:	jspencer@tvccapital.com
jaredwstone@gmail.com

 with a copy to (which will not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York 10019
Attention:	Matthew M. Guest
Raaj S. Narayan
Email:	mguest@wlrk.com
rsnarayan@wlrk.com

If to the Company:

Angel Studios, Inc.
295 West Center St.
Provo, Utah 84601
Attention:	Patrick Reilly
Email:	patrick@angel.com

with a copy to (which will not constitute notice):

Mayer Brown LLP
1221 Avenue of the Americas

New York, New York 10020

and

Mayer Brown LLP

201 S Main St #1100

Salt Lake City, Utah 84111

Attention:	Mark Bonham
Brian Hirshberg
Email:	mbonham@mayerbrown.com
bhirshberg@mayerbrown.com

Section 3.9      Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10   Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.11    Right of Third Parties. Nothing expressed or implied in this Agreement, subject to the Merger Agreement, is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, Sponsor, Acquiror and the Company have each caused this Sponsor Agreement to be duly executed as of the date first written above.

SPONSOR:

SOUTHPORT ACQUISITION SPONSOR LLC

By:	/s/ Jeb Spencer
Name: Jeb Spencer
Title: Chief Executive Officer

ACQUIROR:

SOUTHPORT ACQUISITION CORPORATION

By:	/s/ Jeb Spencer
Name: Jeb Spencer
Title: Chief Executive Officer

COMPANY:

ANGEL STUDIOS, INC.

By:	/s/ Neal Harmon
Name: Neal Harmon
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants

Acquiror
	Acquiror	Acquiror	Private
	Class A	Class B	Placement
Sponsor	Common Stock	Common Stock	Warrants
Southport Acquisition Sponsor LLC	4,200,000	50,004	11,700,000

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements

1.	Letter Agreement, dated as of December 9, 2021, among Acquiror, Sponsor, Jared Stone, Jeb Spencer, Sigmund Anderman, Cathleen Schreiner Gates and David Winfield.
2.	Registration Rights Agreement, dated as of December 9, 2021, between Acquiror and Sponsor.
3.	Securities Subscription Agreement, dated as of May 27, 2021, between the Company and Sponsor.
4.	Administrative Support Agreement, dated as of December 9, 2021, between Acquiror and Sponsor.
5.	Private Placement Warrants Subscription Agreement, dated as of December 9, 2021, between Acquiror and Sponsor.
6.	Warrant Agreement, dated as of December 9, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as warrant agent.

[Schedule II to Sponsor Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of September 11, 2024 (as amended, supplemented or otherwise modified from time to time, the “Sponsor Agreement”), by and among Southport Acquisition Sponsor LLC, a Delaware limited liability company, Southport Acquisition Corporation, a Delaware corporation, and Angel Studios, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Sponsor Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Sponsor” under, the Sponsor Agreement as of the date hereof and shall have all of the rights and obligations of a Sponsor as if it had executed the Sponsor Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Sponsor Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:

By:
Name:
Title:

Address for Notices:

With copies to:

[Annex A to Sponsor Support Agreement]

Annex D

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], is made and entered into by and among Angel Studios, Inc., a Delaware corporation (the “Company”) (formerly known as Southport Acquisition Corporation, a Delaware corporation), Southport Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), certain stockholders of Angel Studios, Inc., a Delaware corporation (“Angel Studios”), as set forth on Schedule 1 hereto (such stockholders, the “Angel Studios Holders”), Jared Stone (the “Director Holder”) and the parties set forth on Schedule 2 hereto (collectively, the “Investor Stockholders” and, collectively with the Sponsor, the Angel Studios Holders, the Director Holder and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of December 9, 2021 (the “Original RRA”);

WHEREAS, pursuant to those certain non-redemption agreements and side letters entered into by and among the Company, the Sponsor and the Investor Stockholders, dated as of May 25, 2023 (as amended, modified or supplemented from time to time), the Investor Stockholders are deemed to be Holders (as defined in the Original RRA) under the Original RRA;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of September 11, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Sigma Merger Sub, Inc., a Delaware corporation, and Angel Studios;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Angel Studios Holders received shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Company, and shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of the Company convertible into Class A Common Stock;

WHEREAS, pursuant to Section 5.7 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a Holder (as defined in the Original RRA) in the aggregate of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below), on the terms and conditions set forth in this Agreement, and terminate the Original RRA.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1     Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) either (A) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (B) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all action as necessary to as expeditiously as possible make such determination or conclude such investigation or inquiry.

“Agreement” shall have the meaning given in the Preamble hereto.

“Angel Studios” shall have the meaning given in the Preamble hereto.

“Angel Studios Holders” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Block Trade Demanding Holder” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 5.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Director Holder” shall have the meaning given in the Preamble hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Investor Stockholders” shall have the meaning given in the Preamble hereto.

“Joinder” shall have the meaning given in Section 5.10.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities transfers such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities (provided, in each case, such transfer is not prohibited by any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company), and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock (including the shares of Common Stock issued or issuable upon the exercise or settlement of warrants or any other equity security) held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any Additional Holder Common Stock; (c) any shares of Common Stock or any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or held by any person or entity that is, or within the three months prior to such date was, an “affiliate” (as defined in Rule 144) of the Company; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) so long as such Holder and its affiliates beneficially own less than one percent (1%) of the outstanding shares of the Common Stock in the aggregate, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) so long as such Holder and its affiliates beneficially own less than one percent (1%) of the outstanding shares of the Common Stock in the aggregate, such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale or the availability of current public information); (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)     all registration, listing and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Class A Common Stock is then listed;

(B)     fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities and the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121);

(C)     printing, messenger, telephone and delivery expenses;

(D)     fees and disbursements of counsel for the Company;

(E)     fees and disbursements of all independent registered public accountants of the Company and any other persons, including special experts, retained by the Company, incurred in connection with such Registration;

(F)     all expenses in connection with the preparation, printing and filing of a Registration Statement, any Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to any Holders, underwriters and dealers and all expenses incidental to delivery of the Registrable Securities;

(G)     the expenses incurred in connection with making “road show” presentations and holding meetings with potential investors to facilitate the sale of Registrable Securities in an Underwritten Offering; and

(H)     in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $100,000 per Underwritten Offering without the consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed).

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration or Block Trade.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public (including for the avoidance of doubt a Block Trade).

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1          Shelf Registration.

2.1.1            Filing. As soon as practicable but no later than three (3) business days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the submission or filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the submission or filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. The Company shall, if requested by the Holder, use its commercially reasonable efforts to: (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities; (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that removal of such legends in such circumstances may be effected in compliance with the Securities Act; and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Holder’s option, within two (2) business days of such request, if (A) the Registrable Securities are registered for resale under the Securities Act and no suspension of the effectiveness of such registration statement, or of sales thereunder, is then in effect, (B) the Registrable Securities may be sold by the Holder without restriction under Rule 144, including without limitation, any volume, public information, manner of sale or similar requirements, or (C) the Holder has sold or transferred, or proposes to sell or transfer within five (5) business days of such request, Registrable Securities pursuant to the Registration Statement or in compliance with Rule 144. The Company’s obligation to remove legends under this Section 2.1.1 may be conditioned upon the Holder timely providing such representations and other documentation as are reasonably necessary and customarily required in connection with the removal of restrictive legends related to compliance with the federal securities laws.

2.1.2            Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3            Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor, an Angel Studios Holder, the Director Holder or an Investor Stockholder, shall cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor, each Angel Studios Holder, the Director Holder and each Investor Stockholder; provided further that prior to making such filing with respect to any written request by a Holder, the Company shall notify the other Holders and provide such other Holders a reasonable opportunity to include additional Registrable Securities held by such other Holders in such filing.

2.1.4            Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, an Angel Studios Holder or an Investor Stockholder (any such Person being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $20 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks) shall be selected by the majority-in-interest of the Demanding Holders, subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, an Angel Studios Holder and an Investor Stockholder may each demand not more than (i) one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 within any six (6) month period or (ii) two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may affect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5            Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and the shares of Common Stock or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

  2.1.6            Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, any Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, an Angel Studios Holder or an Investor Stockholder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Angel Studios Holders, the Investor Stockholders or any of their respective Permitted Transferees, as applicable. If withdrawn by a Demanding Holder, the Sponsor, an Angel Studios Holder or an Investor Stockholder may elect to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence and such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Angel Studios Holder or such Investor Stockholder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown and shall not include the Registrable Securities of such withdrawing Demanding Holder in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6.

2.2          Piggyback Registration.

2.2.1            Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) a Block Trade, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering (or such shorter period of days (but not less than five (5) days) as may be agreed by holders of at least 25% of the outstanding Registrable Securities), which notice shall (A) describe the amount and type of securities to be included in such offering, the proposed filing date, the intended method(s) of distribution, the name of the proposed managing Underwriter or Underwriters, if any, in such offering and to the extent then known a good faith estimate of the proposed minimum offering price, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days (or such shorter period of days (but not less than three (3) days) as may be agreed by holders of at least 25% of the outstanding Registrable Securities) after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2            Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the Registrable Securities as to which registration has been requested pursuant to Section 2.2.1, and (ii) the shares of Common Stock or other equity securities, if any, of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual piggyback registration rights held by such persons or entities, exceeds the Maximum Number of Securities, then:

(a)            if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual piggy-back registration rights held by such persons or entities, which can be sold without exceeding the Maximum Number of Securities; or

(b)            if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities (and not undertaken for the Company’s account), then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities, subject to Section 5.7; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual piggy-back registration rights held by such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c)            if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3            Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf or other Registration pursuant to Section 2.1) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4            Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4.

2.3           Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company pursuant to this Agreement (other than a Block Trade), each participating Holder and each other Holder who, together with its affiliates, beneficially owns greater than five percent (5%) of the outstanding shares of Common Stock in the aggregate agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders ).

2.4          Block Trades.

2.4.1            Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if the Sponsor, an Angel Studios Holder or an Investor Stockholder (any such Person being in such case, a “Block Trade Demanding Holder”) wishes to engage in an underwritten registered offering not involving a “roadshow,” i.e., an offering commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $10 million or (y) all remaining Registrable Securities held by the Block Trade Demanding Holder, then such Block Trade Demanding Holder shall notify the Company of its request to engage in a Block Trade and, subject to Section 3.1.8 or the waiver thereof by such Block Trade Demanding Holder, the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that such Block Trade Demanding Holder shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

2.4.2            Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or the issuance of a press release by the applicable Block Trade Demanding Holder or by the Company with respect thereto, the Block Trade Demanding Holders initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this Section 2.4.2.

2.4.3            Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade initiated by a Block Trade Demanding Holder pursuant to this Agreement.

2.4.4            The Block Trade Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.4.5            A Holder in the aggregate may make unlimited demands in respect of Block Trades pursuant to this Section 2.4. For the avoidance of doubt, any Block Trade effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4.

ARTICLE III

COMPANY PROCEDURES

3.1          General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1            prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2            without limiting the provisions set forth in Section 2.1.3, prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least one percent (1%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3            prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), any free writing prospectus (as defined in Rule 405 of the Securities Act) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request (including any comment letter from the Commission), and all such documents shall be subject to the review and reasonable comment of such counsel who shall, if requested, have a reasonable opportunity to participate in the preparation of such documents in order to facilitate the disposition of the Registrable Securities owned by such Holders. The Company shall not file any such Registration Statement or Prospectus, or any amendment or supplement thereto, to which a majority-in-interest of the Holders of Registrable Securities included in such Registration or their respective counsels shall reasonably object in writing on a timely basis;

3.1.4            prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5            cause all such Class A Common Stock to be listed on each national securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use commercially reasonable efforts to cause such Class A Common Stock to be listed on the New York Stock Exchange or the Nasdaq Stock Market;

3.1.6            provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7            advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8            at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9            as promptly as practicable notify the Holders in writing upon any of the following events: (A) the filing of the Registration Statement, any Prospectus and any amendment or supplement thereto, and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the Commission or any other U.S. or state governmental authority for amendments or supplements to the Registration Statement or any Prospectus or for additional information; (C) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (D) if at any time the representations and warranties of the Company contained in any underwriting agreement contemplated by Section 3.1.13 below cease to be true and correct in any respect, provided that notice shall only be required if required to be given to the underwriters pursuant to such underwriting agreement; and (E) at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10          in the event of an Underwritten Offering, (A) permit representatives of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration, including to enable them to exercise their due diligence responsibility; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company prior to the release or disclosure of any such information and (B) cause the officers, directors and employees of the Company and its subsidiaries (and use its commercially reasonable efforts to cause its auditors) to participate in customary due diligence calls;

3.1.11          obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or a sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12          in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13          in an Underwritten Offering, enter into an underwriting agreement in form, scope and substance as is customary in underwritten offerings and in connection therewith, (A) make representations and warranties to the Holders of such Registrable Securities and the Underwriters, if any, with respect to the business of the Company and its subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (B) include in the underwriting agreement indemnification provisions and procedures substantially to the effect set forth in Article IV hereof with respect to the Underwriters and all parties to be indemnified pursuant to said Article except as otherwise agreed by a majority-in-interest of the aggregate number of Registrable Securities held by the participating Holders and (C) deliver such documents and certificates as are reasonably requested by a majority-in-interest of the aggregate number of Registrable Securities held by the participating Holders, their counsel and the Underwriters to evidence the continued validity of the representations and warranties made pursuant to sub-clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement;

3.1.14          in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.15          make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.16          with respect to an Underwritten Offering pursuant to Section 2.1.4, make available senior executives of the Company to participate in meetings with analysts or customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

3.1.17          cooperate with the participating Holders and the Underwriters, if any, to facilitate the timely preparation and delivery of certificates (if such securities are certificated and which shall not bear any restrictive legends unless required under applicable law) representing securities sold under any Registration Statement, and enable such securities to be in such denominations and registered in such names as such Holders or Underwriters may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such Registration Statement a supply of such certificates (if such securities are certificated);

3.1.18          file the applicable Registration Statement with FINRA within three (3) Business Days of the date such Registration Statement is filed with or submitted to the SEC, and cooperate with each participating Holder and Underwriter, if any, and their respective counsels in connection with any other filings required to be made with FINRA; and

3.1.19          otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been selected as an Underwriter, broker, sales agent or placement agent, as applicable, with respect to the applicable Underwritten Offering or other offering involving a registration.

3.2          Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all Underwriters’ commissions and discounts, brokerage fees, transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3          Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4          Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1            Upon receipt of written notice from the Company that: (a) a Registration Statement or Prospectus contains a Misstatement; or (b) any request by the Commission for any amendment or supplement to any Registration Statement or Prospectus or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement or Prospectus, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, each of the Holders shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement covering such Registrable Securities until it has received copies of a supplemented or amended Prospectus (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice) or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and, if so directed by the Company, each such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that a Holder exercises a demand right pursuant to Section 2.1 and the related offering is expected to, or may, occur during a quarterly earnings blackout period of the Company (such blackout periods determined in accordance with the Company’s written insider trading compliance program adopted by the Board), the Company and such Holder shall act reasonably and work cooperatively in view of such quarterly earnings blackout period.

3.4.2            Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure or (b) be seriously detrimental to the Company and as a result it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose; provided, that in the event of an Adverse Disclosure in respect of clause (iii)(B) of the definition thereof, any such delay or suspension shall not in any event exceed 30 days. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3            (a) During the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 and, (b) during the period starting with the date fifteen (15) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date forty five (45) days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.4.

3.4.4            The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than three occasions, or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period.

3.5           Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall (i) take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect) and (ii) certify to the Holders in writing that it has filed current Form 10 information with the Commission within four (4) Business Days following the Closing. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1          Indemnification.

4.1.1            The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, members and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees and reasonable expenses of investigation) arising out of, resulting from or based upon any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2            In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers, partners, members and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees and reasonable expenses of investigation) arising out of, resulting from or based upon any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any Holder Information so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several and not joint among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds actually received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3            Any person or entity entitled to indemnification herein shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party through the forfeiture of substantive rights or defenses) and in no event shall such failure relieve the indemnifying party from any other liability that it may have to such indemnified party and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Article IV for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party, (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense or, having assumed such defense, has not conducted the defense of such claim actively and diligently or (iii) the named parties in any such proceeding (including any impleaded parties) include both the indemnified party and the indemnifying party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them, in which case the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel, in addition to any local counsel (for the avoidance of doubt, for all indemnified parties in connection therewith). If such defense is assumed, (A) the indemnifying party shall keep the indemnified party informed as to the status of such claim at all stages thereof (including all settlement negotiations and offers), promptly submit to such indemnified party copies of all pleadings, responsive pleadings, motions and other similar legal documents and paper received or filed in connection therewith, permit such indemnified party and their respective counsels to confer with the indemnifying party and its counsel with respect to the conduct of the defense thereof, and permit indemnified party and its counsel a reasonable opportunity to review all legal papers to be submitted prior to their submission and (B) the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). In any action hereunder as to which the indemnifying party has assumed the defense thereof with counsel satisfactory to the indemnified party, the indemnified party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but the indemnifying party shall not be obligated hereunder to reimburse the indemnified party for the costs thereof. No indemnifying party shall, without the prior written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault, culpability or failure to act on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation that shall be in form and substance satisfactory to such indemnified party.

4.1.4            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

4.1.5            If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

4.1.6            The obligations of the parties under this Article IV shall be in addition to any liability which any party may otherwise have to any other party.

ARTICLE V

MISCELLANEOUS

5.1           Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, (i) in the case of mailed notices, on the third business day following the date on which it is mailed and (ii) in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Angel Studios, Inc., 295 West Center St., Provo, Utah 84601, Attn: Patrick Reilly, Email: patrick@angel.com; and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective as set forth in this Section 5.1 with respect to such notice of change of address.

5.2           Assignment; No Third Party Beneficiaries.

5.2.1            This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2            Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Sponsor, the Angel Studios Holders, the Director Holder or the Investor Stockholders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor and any such transferee shall thereafter have all rights and obligations of the Sponsor hereunder (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees), (y) each of the Angel Studios Holders shall be permitted to transfer its rights hereunder as the Angel Studios Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Angel Studios Holder (it being understood that no such transfer shall reduce any rights of such Angel Studios Holder or such transferees) and (z) each of the Investor Stockholders shall be permitted to transfer its rights hereunder as the Investor Stockholders to one or more affiliates or any direct or indirect partners, members or equity holders of such Investor Stockholder (it being understood that no such transfer shall reduce any rights of such Investor Stockholder or such transferees).

5.2.3            This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4            This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement.

5.2.5            No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3           Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

5.4           Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5            TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6           Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor (together with its Permitted Transferees and their respective equityholders and affiliates) holds, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Angel Studios Holder so long as such Angel Studios Holder and its affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Notwithstanding anything herein to the contrary, any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.

5.7           Other Registration Rights. The Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as (a) the Sponsor (together with its Permitted Transferees and their respective equityholders and affiliates) holds, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor, and (b) an Angel Studios Holder and its affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without the prior written consent of such Angel Studios Holder. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8           Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Sections 3.2 and 3.5 and Articles IV and V shall survive any termination.

5.9           Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10         Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2, subject to the prior written consent of each of the Sponsor and each Angel Studios Holder (in each case, so long as such Holder and its affiliates (and, in the case of the Sponsor, including the Sponsor’s equityholders and Permitted Transferees and their respective affiliates) hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.11         Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12         Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, to the fullest extent permitted by law, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

5.13         Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Angel Studios, Inc.

By:
Name: [●]
Title: [●]

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDER:

Southport Acquisition Sponsor LLC

By:
Name: Jeb Spencer
Title: Chief Executive Officer

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDER:

Jared Stone

By:
Name: Jared Stone

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDER:

[●]

By:
Name: [●]

[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 11

Angel Studios Holders

[●]

1    NTD: To be updated.

Schedule 22

Investor Stockholders

[●]

2    NTD: To be updated.

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [●] (as the same may hereafter be amended, the “Registration Rights Agreement”), by and among Angel Studios, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein [; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [●].]

Accordingly, the undersigned has executed and delivered this Joinder as of the [●] day of [●].

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of [●]

ANGEL STUDIOS, INC.

By:
Name:
Its:

Annex E

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•] by and among Angel Studios, Inc., a Delaware corporation (the “Company”) (formerly known as Southport Acquisition Corporation, a Delaware corporation), Southport Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”), and certain stockholders of Angel Studios, Inc., a Delaware corporation (“Angel Studios”) set forth on Schedule 1 hereto (such stockholders, the “Angel Studios Holders”). The Sponsor, the Angel Studios Holders and any Person who hereafter becomes a party to this Agreement pursuant to Section 2 are referred to herein, individually, as a “Holder” and, collectively, as the “Holders.”

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Agreement and Plan of Merger, dated as of September 11, 2024, by and among the Company, Sigma Merger Sub, Inc. and Angel Studios (as it may be amended or supplemented from time to time, the “Merger Agreement”); and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, effective upon the consummation thereof, and in view of the valuable consideration to be received by the parties thereunder, the Company and each of the Holders desire to enter into this Agreement, pursuant to which the Holders’ Lock-Up Shares (as defined below) shall become subject to limitations on Transfer as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Company hereby agrees with each of the Holders as follows:

1.            Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

(a)            “Lock-Up Period” shall mean the period beginning on the Closing Date and ending on the earlier of (i) the date that is one (1) year after the Closing Date and (ii) (A) for 33% of the Lock-Up Shares held by each Holder and such Holder’s Permitted Transferees, the date on which the last reported sale price of Acquiror Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing at least thirty (30) days after the Closing Date and (B) for an additional 50% of the Lock-Up Shares held by each Holder and such Holder’s Permitted Transferees (i.e., clauses (A) plus (B) totaling an aggregate of 83% of the Lock-Up Shares held by each Holder and such Holder’s Permitted Transferees), the date on which the last reported sale price of Acquiror Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30)-Trading Day period commencing at least thirty (30) days after the Closing Date. For the avoidance of doubt, the Lock-Up Period for any Lock-Up Shares for which the Lock-Up Period has not ended on the date that is one (1) year after the Closing Date shall end on such first (1st) anniversary of the Closing Date.

(b)            “Lock-Up Shares” shall mean with respect to (i) Sponsor and its Permitted Transferees to whom Lock-Up Shares are Transferred, the shares of Acquiror Common Stock held by such Person immediately following the Closing (other than shares of Acquiror Common Stock acquired in the public market after the Closing) and (ii) the Angel Studios Holders and their respective Permitted Transferees to whom Lock-Up Shares are Transferred, (A) the shares of Acquiror Common Stock held by such Person immediately following the Closing (other than shares of Acquiror Common Stock acquired in the public market after the Closing) and (B) shares of Acquiror Common Stock issued to directors and officers of the Company upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Angel Studios outstanding immediately prior to the Closing.

(c)            “Permitted Transferee” shall mean any Person to whom a Holder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(b).

(d)            “Trading Day” shall mean a day on which the Applicable Stock Exchange is open for the buying and selling of securities.

(e)            “Transfer” shall mean the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2.            Lock-Up Provisions.

(a)            Subject to Section 2(b), each Holder agrees that it shall not Transfer any Lock-Up Shares until the end of the applicable Lock-Up Period with respect to such Lock-Up Shares.

(b)            Notwithstanding the provisions set forth in Section 2(a), each Holder or its respective Permitted Transferees may Transfer the Lock-Up Shares during the Lock-Up Period (i) to (A) the Company’s officers or directors, (B) any affiliates or family members of the Company’s officers or directors, (C) any direct or indirect partners, members or equity holders of the Sponsor, any affiliates of the Sponsor or any of its direct or indirect partners, members or equity holders, or any related investment funds or vehicles controlled or managed by the Sponsor or its affiliates or its direct or indirect partners, members or equity holders, or (D) the Angel Studios Holders or any direct or indirect partners, members or equity holders of the Angel Studios Holders, any affiliates of the Angel Studios Holders or any related investment funds or vehicles controlled or managed by such Persons or their respective affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is such individual or a member of such individual’s immediate family or an affiliate of such Person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree or final binding separation agreement; (v) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (iv) above; (vi) to the partners, members or equityholders of such Holder by virtue of the Sponsor’s organizational documents, as amended; (vii) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (viii) to the Company; (ix) as forfeitures of shares of Acquiror Common Stock pursuant to a “net” or “cashless” exercise of stock options; (x) as forfeitures of shares of Acquiror Common Stock to satisfy tax withholding requirements upon the vesting of equity-based awards granted pursuant to an equity incentive plan; (xi) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors of the Company or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Acquiror Common Stock for cash, securities or other property subsequent to the Closing Date; or (xii) in connection with any legal, regulatory or other Governmental Order; provided, however, that in the case of clauses (i) through (vi) such Permitted Transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Section 2.

(c)            If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such transferee of the Lock-up Shares as one of its equity holders for any purpose. In order to enforce this Section 2, the Company may impose stop-transfer instructions with respect to the Lock-Up Shares until the end of the Lock-Up Period. Each Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Shares except in compliance with the foregoing restrictions and to the addition of a legend to such Holder’s shares describing the foregoing restrictions.

(d)            For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of the Company with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares that such Holder is entitled to vote.

(e)            If any Holder is granted a release or waiver from any lock-up agreement (such holder a “Triggering Holder”) executed in connection with the Closing prior to the expiration of the Lock-Up Period, then the undersigned shall also be granted an early release from its obligations hereunder on the same terms and on a pro-rata basis with respect to such number of Lock-Up Shares rounded down to the nearest whole Lock-Up Share equal to the product of (i) the percentage of Lock-Up Shares held by the Triggering Holder immediately following the consummation of the Closing that are being released from the lock-up agreement multiplied by (ii) the total number of Lock-Up Shares held by the undersigned immediately following the consummation of the Closing.

(f)            The lock-up provisions in this Section 2 shall supersede the lock-up provisions contained in Section 7 of that certain letter agreement, dated as of December 9, 2021, by and among the Company, the Sponsor and certain of the Company’s officers and directors, and Section 5 of that certain letter agreement, dated as of January 6, 2022, by and among the Company and certain of the Company’s officers and directors, which provisions contained in such Section 7 and Section 5, as applicable, shall be of no further force or effect.

3.            Miscellaneous.

(a)            Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

(b)            Consent to Jurisdiction and Service of Process. ANY PROCEEDING OR ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, ONLY TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE), AND EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY (I) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH PROCEEDING OR ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH PROCEEDING OR ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT AND (IV) AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3(h), WITHOUT LIMITING THE RIGHT OF A PARTY TO SERVE PROCESS IN ANY OTHER MATTER PERMITTED BY APPLICABLE LAWS.

(c)            Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(c).

(d)            Assignment; Third Parties. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. This Agreement and all obligations of a Holder are personal to such Holder and may not be transferred or delegated at any time. Nothing contained in this Agreement shall be construed to confer upon any person who is not a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

(e)            Specific Performance. Each Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by such Holder, money damages will be inadequate and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by such Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by a Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(f)            Amendment; Waiver. Upon (i) the approval of a majority of the total number of directors serving on the Board of Directors of the Company and (ii) the written consent of the Holders of a majority of the total Lock-Up Shares, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived by the Company, or any of such provisions, covenants or conditions may be amended or modified, so long as no Holder is impacted disproportionately relative to any other Holder by such waiver, amendment or modification; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in its capacity as a holder of Lock-Up Shares, shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

(g)            Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)            Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours of the recipient (and otherwise as of the immediately following Business Day), addressed, if to the Company, to: Angel Studios, Inc., 295 W. Center St., Provo, UT 84601, Attn: Patrick Reilly, email: patrick@angel.com, with a copy, which shall not constitute notice, to: Mayer Brown LLP, 201 South Main Street, Suite 1100, Salt Lake City Utah 84111, Attn: Mark Bonham, email: mbonham@mayerbrown.com; and if to any Holder, at such Holder’s address or email address as set forth in the Company’s books and records.

(i)             Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(j)             Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Notwithstanding the foregoing, nothing in this Agreement (other than Section 2(f)) shall limit any of the rights, remedies or obligations of the Company or any of the Holders under any other agreement between any of the Holders and the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of any of the Holders or the Company under this Agreement.

(k)            Several Liability. The liability of any Holder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Holder be liable for any other Holder’s breach of such other Holder’s obligations under this Agreement.

(l)             Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

(m)           Effectiveness. This Agreement is effective as of the Closing Date and executed on the date hereof. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, no terms, provisions or obligations set forth in this Agreement are in effect until the Closing occurs as contemplated by the Merger Agreement.

(n)           Termination. Subject to the early termination of any provision as a result of an amendment to this Agreement as provided under Section 3(f), this Agreement (other than Section 3 hereof), shall terminate with respect to each Holder and its Permitted Transferees on the expiration of the Lock-up Period.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

COMPANY:

ANGEL STUDIOS, INC.

By:
Name:
Title:

HOLDER:

Southport Acquisition Sponsor LLC

By:
Name: Jeb Spencer
Title: Chief Executive Officer

[Signature Page to Lock-Up Agreement]

HOLDER:

[NAME]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE 1

ANGEL STUDIOS HOLDERS

1.Harmon Ventures, LLC

2.Jordan Harmon

3.Patrick Reilly

4.Liz Ellis

Annex F

ANGEL STUDIOS, INC.

2024 LONG-TERM INCENTIVE PLAN

As Adopted on [●]

F-i

ANGEL STUDIOS, INC.

2024 LONG-TERM INCENTIVE PLAN

SECTION 1

GENERAL

1.1              Purpose. The Angel Studios, Inc. 2024 Long-Term Incentive Plan (the “Plan”) has been established by Angel Studios, Inc., a Delaware corporation, (the “Company”) to (i) attract and retain persons eligible to participate in the Plan; (ii) motivate Participants, by means of appropriate incentives, to achieve long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align the interests of Participants with those of the Company’s other stockholders through compensation that is based on the Company’s shares; and thereby promote the long-term financial interest of the Company and the Related Companies, including the growth in value of the Company’s shares and enhancement of long-term stockholder return. Capitalized terms in the Plan are defined in Section 2.

1.2              Participation. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become “Participants” in the Plan.

1.3              Foreign Participants. In order to assure the viability of Awards granted to Participants who are subject to taxation in foreign jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such appendixes, supplements to, or amendments, restatements, or alternative versions of the Plan, as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan.

1.4              Operation and Administration. The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of Section 7 (relating to operation and administration).

1.5              History. The Plan was adopted by the Company on [•], 2024 subject to approval by stockholders. To the extent not prohibited by Applicable Laws, Awards which are to use shares of Stock reserved under the Plan that are contingent on the approval by the Company’s stockholders may be granted prior to that meeting contingent on such approval. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan after the ten-year anniversary of the date on which the stockholders approved the Plan.

SECTION 2

DEFINITIONS

2.1              “Applicable Laws” means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

2.2              “Award Agreement” means the written agreement, including an electronic agreement, setting forth the terms and conditions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.3              “Award” means any award or benefit granted under the Plan, including, without limitation, the grant of Options and Full Value Awards.

2.4              “Board” means the Board of Directors of the Company.

F-1

2.5              “Change in Control” means the first to occur of any of the following:

(a)            the consummation of a purchase or other acquisition by any person, entity or group of persons (within the meaning of Section 13(d) or 14(d) of the Exchange Act or any comparable successor provisions, other than an acquisition by a trustee or other fiduciary holding securities under an employee benefit plan or similar plan of the Company or a Related Company), of “beneficial ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either the outstanding shares of Stock or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally;

(b)           the consummation of a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction of the Company, in each case with respect to which persons who were stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding securities;

(c)            the consummation of any plan of liquidation or dissolution of the Company providing for the sale or distribution of substantially all of the assets of the Company and its Subsidiaries or the consummation of a sale of substantially all of the assets of the Company and its Subsidiaries; or

(d)            at any time during any period of two consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least two-thirds of the directors still in office at the time of such election or nomination who were directors at the beginning of such period).

(e)            Notwithstanding the foregoing, solely for the purpose of determining the timing of any payments pursuant to any Award constituting a “deferral of compensation” subject to Section 409A of the Code, a Change in Control shall be limited to a “change in the ownership” of the Company, a “change in the effective control” of the Company, or a “change in the ownership of a substantial portion of the assets” of the Company as such terms are defined in Section 1.409A-3(i)(5) of the U.S. Treasury Regulations.

2.6              “Code” means the United States Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

2.7              “Committee” has the meaning set forth in Section 7.1.

2.8              “Common Stock” or “Stock” means the common stock of the Company.

2.9              “Company” has the meaning set forth in Section 1.1.

2.10            “Consultant” means any natural person engaged as a consultant or advisor by the Company or a Parent or Subsidiary or other Related Company (as determined by the Committee) to render bona fide services to such entity and such services are not in connection with the sale of shares of Stock in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

2.11            “Director” means a member of the Board.

2.12            “Eligible Individual” means any Employee, Consultant or Director; provided, however, that to the extent required by the Code, an ISO may only be granted to an Employee of the Company or a Parent or Subsidiary. An Award may be granted to an Employee, Consultant or Director, in connection with hiring, retention or otherwise, prior to the date the Employee, Consultant or Director first performs services for the Company or the Subsidiaries, provided that such Awards shall not become vested prior to the date the Employee, Consultant or Director first performs such services.

2.13            “Employee” means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company or a Related Company (as determined by the Committee). Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

F-2

2.14            “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.15            “Exercise Price” of each Option granted under this Plan shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted.

2.16            “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(a)            If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the last previous trading day prior to such date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)            If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Stock will be the mean between the high bid and low asked prices for the Common Stock on the last previous trading day prior to such date of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)            In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Committee.

(d)            Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code.

2.17            A “Full Value Award” is a grant of one or more shares of Stock or a right to receive one or more shares of Stock in the future, with such grant subject to one or more conditions, as determined by the Committee.

2.18            An “Incentive Stock Option” or an “ISO” is an Option that is intended to satisfy the requirements applicable to an “incentive stock option” described in Section 422(b) of the Code.

2.19            A “Non-Qualified Option” or an “NQO” is an Option that is not intended to be an “incentive stock option” as that term is described in Section 422(b) of the Code.

2.20            An “Option” entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under this Plan may be either an ISO or an NQO as determined in the discretion of the Committee.

2.21            “Outside Director” means a Director of the Company who is not an officer or employee of the Company or the Related Companies.

2.22            “Parent” means a parent corporation within the meaning of Section 424(e) of the Code.

2.23            “Participant” means the holder of an outstanding Award.

2.24            “Period of Restriction” means the period during which the transfer of shares of Stock are subject to restrictions and therefore, the shares of Stock are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Committee.

2.25            “Plan” has the meaning set forth in Section 1.1.

F-3

2.26            “Related Company” means any corporation, partnership, joint venture, limited liability company or other entity during any period in which a controlling interest in such entity is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has, directly or indirectly, a significant interest (whether through the ownership of securities or otherwise), as determined in the discretion of the Committee.

2.27            “Securities Act” means the Securities Act of 1933, as amended.

2.28            “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

2.29            “Termination Date” means the date on which a Participant both ceases to be an employee of the Company and the Related Companies and ceases to perform material services for the Company and the Related Companies (whether as a director or otherwise), regardless of the reason for the cessation; provided that a “Termination Date” shall not be considered to have occurred during the period in which the reason for the cessation of services is a leave of absence approved by the Company or the Related Company which was the recipient of the Participant’s services; and provided, further that, with respect to an Outside Director, “Termination Date” means the date on which the Outside Director’s service as an Outside Director terminates for any reason. If, as a result of a sale or other transaction, the entity for which the Participant performs services ceases to be a Related Company (and such entity is or becomes an entity separate from the Company), the occurrence of such transaction shall be the Participant’s Termination Date. With respect to Awards that constitute deferred compensation subject to Section 409A of the Code, references to the Participant’s termination of employment (including references to the Participant’s employment termination, and to the Participant terminating employment, a Participant’s separation from service, and other similar reference) and references to a Participant’s termination as a Director (including separation from service and other similar references) shall mean the date that the Participant incurs a “separation from service” within the meaning of Section 409A of the Code.

SECTION 3

SHARES OF STOCK AND PLAN LIMITS

3.1              Shares of Stock and Other Amounts Subject to Plan. The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a)            Subject to the following provisions of this Section 3.1, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be [            ]1 shares of Stock (which number includes all shares available for delivery under this Section 3.1(a) since the establishment of the Plan, determined in accordance with the terms of the Plan). Shares of Stock issued by the Company in connection with awards that are assumed or substituted in connection with a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction shall not be counted against the number of shares of Stock that may be issued with respect to Awards under the Plan.

(b)            The aggregate number of shares of Stock that may be delivered pursuant to the Plan as specified in Section 3.1(a) will automatically increase on January 1 of each year, for a period of not more than ten (10) years, commencing on January 1 of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2034, in an amount equal to three percent (3%) of the total number of shares of Stock outstanding on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Committee may act prior to January 1 of a given year to provide that there will be no January 1 increase for such year or that the increase for such year will be a lesser number of Shares than provided herein.

(c)            Only shares of Stock, if any, actually delivered to the Participant or beneficiary on an unrestricted basis with respect to an Award shall be treated as delivered for purposes of the determination under Section 3.1(a) above, regardless of whether the Award is denominated in shares of Stock or cash. Consistent with the foregoing:

1    NOTE: Number equal to 10% of outstanding shares on closing to be entered.

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(i)            To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or cancelled, or the shares of Stock are not delivered on an unrestricted basis (including, without limitation, by reason of the Award being settled in cash), such shares of Stock shall not be deemed to have been delivered for purposes of the determination under Section 3.1(a) above.

(ii)           Subject to the provisions of paragraph (i) above, the total number of shares of Stock covered by an Award will be treated as delivered for purposes of this Section 3.1(c) to the extent payments or benefits are delivered to the Participant with respect to such shares. Accordingly, (A) if shares covered by an Award are used to satisfy the applicable tax withholding obligation or Exercise Price, the number of shares held back by the Company to satisfy such withholding obligation or Exercise Price shall be considered to have been delivered; (B) if the Exercise Price of any Option granted under the Plan is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation, including shares of Stock that would otherwise be distributable upon the exercise of the Option), the number of shares tendered to satisfy such Exercise Price shall be considered to have been delivered; and (C) if shares of Stock are repurchased by the Company with proceeds received from the exercise of an option issued under this Plan, the total number of such shares repurchased shall be deemed delivered.

(d)            The shares of Stock with respect to which Awards may be made under the Plan shall be: (i) shares currently authorized but unissued; (ii) to the extent permitted by Applicable Law, shares currently held or acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions; or (iii) shares purchased in the open market by a direct or indirect wholly-owned subsidiary of the Company (as determined by the Chief Executive Officer or the Chief Financial Officer of the Company). The Company may contribute to the subsidiary or trust an amount sufficient to accomplish the purchase in the open market of the shares of Stock to be so acquired (as determined by the Chief Executive Officer or the Chief Financial Officer of the Company).

3.2              Adjustments. In the event of a corporate transaction involving the Company (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, share exchange split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the Committee shall, in the manner it determines equitable in its sole discretion, adjust Awards to reflect the transactions. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the Exercise Price of outstanding Options; and (iv) any other adjustments that the Committee determines to be equitable (which may include, without limitation, (A) replacement of Awards with other Awards which the Committee determines have comparable value and which are based on shares of a company resulting from the transaction, and (B) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award is fully vested at the time of payment, provided that in the case of an Option, the amount of such payment will be the excess of value of the shares of Stock subject to the Option at the time of the transaction over the Exercise Price). However, in no event shall this Section 3.2 be construed to permit a modification (including a replacement) of an Option if such modification either: (i) would result in accelerated recognition of income or imposition of additional tax under Section 409A of the Code; or (ii) would cause the Option subject to the modification (or cause a replacement Option) to be subject to Section 409A of the Code, provided that the restriction of this clause (ii) shall not apply to any Option that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A of the Code.

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3.3              Plan Limitations. Subject to Section 3.2, the following additional maximums are imposed under the Plan: the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries with respect to ISOs granted under the Plan shall be [           ]2 shares of Stock (which number includes all shares of Stock available for delivery under this Section 3.3(a) since the establishment of the Plan, determined in accordance with the terms of the Plan); provided, however, that to the extent that shares of Stock not delivered must be counted against this limit as a condition of satisfying the rules applicable to ISOs, such rules shall apply to the limit on ISOs granted under the Plan; provided, further, that such limit will automatically increase on January 1 of each year, for a period of not more than ten (10) years, commencing on January 1 of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2034, in an amount equal to three percent (3%) of the total number of shares of Stock outstanding on the date that this Plan is adopted.

SECTION 4

OPTIONS

4.1              Grant of Options. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Options to an Eligible Individual in such amounts as the Committee, in its sole discretion, will determine. Each Option will be designated in the Award Agreement as either an ISO or an NQO. Notwithstanding a designation for a grant of Options as ISOs, however, to the extent that the aggregate Fair Market Value of the shares of Stock with respect to which ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as NQOs. For purposes of this Section 4.1, ISOs will be taken into account in the order in which they were granted, the Fair Market Value of the shares of Stock will be determined as of the time the Option with respect to such shares of Stock is granted and calculation will be performed in accordance with Section 422 of the Code and Treasury Regulations promulgated thereunder.

4.2              Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the date of grant of the Option, the Exercise Price, the term of the Option, the number of shares of Stock subject to the Option, the exercise restrictions, if any, applicable to the Option, including the dates upon which the Option is first exercisable in whole and/or part, and such other terms and conditions as the Committee, in its sole discretion, may determine.

2    NOTE: Same number as shares reserved initially under the plan to be entered.

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4.3              Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than 10 years from the date of grant thereof. In the case of an ISO granted to a Participant who, at the time the ISO is granted, owns capital stock representing more than 10% of the total combined voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the term of the ISO will be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

4.4            Exercise Price. The Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value, if any, of a share of Stock). In addition, in the case of an ISO granted to an Employee who owns capital stock representing more than 10% of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the per share Exercise Price will be no less than 110% of the Fair Market Value per share of Stock on the date of grant. Notwithstanding the foregoing provisions of this Section 4.4, Options may be granted with a per share Exercise Price of less than 100% of the Fair Market Value per share of Stock on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

4.5              Payment of Option Exercise Price. The payment of the Exercise Price of an Option granted under this Section 4 shall be subject to the following:

(a)            Subject to the following provisions of this Section 4.5, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in Section 4.5(c), payment may be made as soon as practicable after the exercise).

(b)            Subject to Applicable Law, the full Exercise Price shall be payable in cash, by promissory note, or by tendering, by either actual delivery of shares or by attestation, shares of Stock acceptable to the Committee (including shares otherwise distributable pursuant to the exercise of the Option), and valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee.

(c)            Subject to Applicable Law, if shares are publicly traded, the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares of Stock) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

4.6              No Repricing. Except for either adjustments pursuant to Section 3.2 (relating to the adjustment of shares of Stock), or reductions of the Exercise Price approved by the Company’s stockholders, the Exercise Price for any outstanding Option may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option with a lower Exercise Price. Except as approved by Company’s stockholders, in no event shall any Option granted under the Plan be surrendered to Company in consideration for a cash payment or the grant of any other Award if, at the time of such surrender, the Exercise Price of the Option is greater than the then current Fair Market Value of a share of Stock. In addition, no repricing of an Option shall be permitted without the approval of Company’s stockholders if such approval is required under the rules of any stock exchange on which Stock is listed.

SECTION 5

FULL VALUE AWARDS

5.1              Grant of Full Value Award. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Full Value Awards to Eligible Individuals in such amounts as the Committee, in its sole discretion, will determine.

5.2              Full Value Award Agreement. Each Full Value Award will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of shares of Stock granted and such other terms and conditions as the Committee, in its sole discretion, may determine.

5.3              Conditions. A Full Value Award may be subject to one or more of the following, as determined by the Committee:

(a)            The grant shall be in consideration of a Participant’s previously performed services, or surrender of other compensation that may be due.

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(b)            The grant shall be contingent on the achievement of performance or other objectives during a specified period.

(c)            The grant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives.

The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee.

SECTION 6

CHANGE IN CONTROL

6.1              Change in Control. Subject to the provisions of Section 3.2 and the authority of the Committee to take the actions permitted pursuant to Section 6.2, the occurrence of a Change in Control shall have the effect, if any, with respect to any Award as set forth in the Award Agreement or, to the extent not prohibited by the Plan or the Award Agreement, as provided by the Committee.

6.2              Committee Actions on a Change in Control. On a Change in Control, if the Plan is terminated by the Company or its successor without provision for the continuation of outstanding Awards hereunder, the Committee may cancel any outstanding Awards in return for cash payment of the current value of the Award, determined with the Award fully vested at the time of payment, provided that in the case of an Option, the amount of such payment will be the excess of value of the shares of Stock subject to the Option at the time of the transaction over the Exercise Price; provided, further, that in the case of an Option, such Option will be cancelled with no payment if, as of the Change in Control, the value of the shares of Stock subject to the Option at the time of the transaction are equal to or less than the Exercise Price. However, in no event shall this Section 6.2 be construed to permit a payment if such payment would result in accelerated recognition of income or imposition of additional tax under Section 409A of the Code.

SECTION 7

COMMITTEE

7.1              Administration. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the “Committee”) in accordance with this Section 7. The Committee shall be selected by the Board, and shall consist of two or more members of the Board. Unless otherwise provided by the Board, the Compensation Committee of the Board shall serve as the Committee. As a committee of the Board, the Committee is subject to the overview of the Board. If the Committee does not exist, or for any other reason determined by the Board, and to the extent not prohibited by Applicable Law, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

7.2              Selection of Committee. So long as the Company is subject to Section 16 of the Exchange Act, the Committee shall be selected by the Board and shall consist of not fewer than two members of the Board or such greater number as may be required for compliance with Rule 16b-3 issued under the Exchange Act and shall be comprised of persons who are independent for purposes of applicable stock exchange listing requirements and who would meet the requirements of a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934.

7.3              Powers of Committee. The Committee’s administration of the Plan shall be subject to the following:

(a)            Subject to the provisions of the Plan, the Committee will have the authority and discretion to select individuals who shall be Eligible Individuals and who, therefore, are eligible to receive Awards under the Plan. The Committee shall have the authority to determine the time or times of receipt of Awards, to determine the types of Awards and the number of shares of Stock covered by the Awards, to establish the terms, conditions, performance targets, restrictions and other provisions of such Awards, to cancel or suspend Awards and to accelerate the exercisability or vesting of any Award under circumstances designated by it. In making such Award determinations, the Committee may take into account the nature of services rendered by the respective employee, the individual’s present and potential contribution to the Company’s or a Related Company’s success and such other factors as the Committee deems relevant.

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(b)            To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c)            The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and conditions of any Award Agreement made pursuant to the Plan and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d)            Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e)            In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to applicable corporate law.

(f)            Notwithstanding any other provision of the Plan, no benefit shall be distributed under the Plan to any person unless the Committee, in its sole discretion, determines that such person is entitled to benefits under the Plan.

7.4              Delegation by Committee. Except to the extent prohibited by Applicable Law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

7.5              Information to be Furnished to Committee. The Company, Subsidiaries and any applicable Related Company shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company, Subsidiaries and any applicable Related Company as to an employee’s or Participant’s employment (or other provision of services), termination of employment (or cessation of the provision of services), leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

7.6              Liability and Indemnification of Committee. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his own fraud or willful misconduct; nor shall the Company or any Related Company be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Company or Related Company. The Committee, the individual members thereof and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

SECTION 8

AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, and the Board or the Committee may amend any Award Agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee if applicable); and further provided that adjustments pursuant to Section 3.2 shall not be subject to the foregoing limitations of this Section 8; and further provided that the provisions of Section 4.6 (relating to Option repricing) cannot be amended unless the amendment is approved by the Company’s stockholders. Approval by the Company’s stockholders will be required for any material revision to the terms of the Plan, with the Committee’s determination of “material revision” to take into account the exemptions under applicable stock exchange rules. No amendment or termination shall be adopted or effective if it would result in accelerated recognition of income or imposition of additional tax under Section 409A of the Code or, except as otherwise provided in the amendment, would cause amounts that were not otherwise subject to Section 409A of the Code to become subject to Section 409A of the Code.

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SECTION 9

GENERAL PROVISIONS

9.1              General Restrictions. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a)            Notwithstanding any other provision of the Plan, the Company shall have no obligation to recognize an exercise of an Option or deliver any shares of Stock or make any other distribution of benefits under the Plan unless such exercise, delivery or distribution complies with all Applicable Laws (including, without limitation, the requirements of the United States Securities Act of 1933 and the securities laws of any other applicable jurisdiction), and the applicable requirements of any securities exchange or similar entity or other regulatory authority with respect to the issue of shares and securities by the Company.

(b)            To the extent that the Plan provides for issuance of share certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by Applicable Law, the By-laws of the Company.

(c)            To the extent provided by the Committee, any Award may be settled in cash rather than shares of Stock.

9.2              Tax Withholding. All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee and subject to Applicable Law, such withholding obligations may be satisfied (i) through cash payment by the Participant; (ii) through the surrender of shares of Stock which the Participant already owns; or (iii) through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan (including shares otherwise distributable pursuant to the Award); provided, however, that such shares of Stock under this clause (iii) may be used to satisfy not more than the maximum individual tax rate for the Participant in applicable jurisdiction for such Participant (based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the Participant’s share of payroll or similar taxes, as provided in tax law, regulations, or the authority’s administrative practices, not to exceed the highest statutory rate in that jurisdiction, even if that rate exceeds the highest rate that may be applicable to the specific Participant).

9.3              Grant and Use of Awards. In the discretion of the Committee, an Eligible Individual may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to an Eligible Individual. Subject to Section 4.6 (relating to repricing), Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary or a Related Company (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary or a Related Company). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary or a Related Company, including the plans and arrangements of the Company or a Subsidiary or a Related Company assumed in business combinations. Notwithstanding the provisions of Section 4.4, Options granted under the Plan in replacement for awards under plans and arrangements of the Company or a Subsidiary or a Related Company assumed in business combinations may provide for Exercise Prices that are less than the Fair Market Value of the shares of Stock at the time of the replacement grants, if the Committee determines that such Exercise Price is appropriate to preserve the economic benefit of the award. The provisions of this Section 9.3 shall be subject to the provisions of Section 9.13.

9.4              Dividends and Dividend Equivalents. An Award (other than an Option) may provide the Participant with the right to receive dividend or dividend equivalent payments with respect to shares of Stock subject to the Award; provided, however, that no dividend or dividend equivalents granted in relation to Full Value Awards that are subject to vesting shall be settled prior to the date that such Full Value Award (or applicable portion thereof) becomes vested and is settled. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, will be subject to the Company’s By-laws as well as Applicable Law and further may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in share of Stock equivalents. The provisions of this Section 9.4 shall be subject to the provisions of Section 9.13.

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9.5              Settlement of Awards. The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, the granting of replacement Awards or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as “settlement” of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment or distribution, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred share of Stock equivalents. Except for Options designated at the time of grant or otherwise as intended to be subject to Section 409A of the Code, this Section 9.5 shall not be construed to permit the deferred settlement of Options, if such settlement would result in deferral of compensation under Treas. Reg. §1.409A-1(b)(5)(i)(A)(3) (except as permitted in Sections (i) and (ii) of that section). Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee. The provisions of this Section 9.5 shall be subject to the provisions of Section 9.13.

9.6              Transferability. Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution. If any benefits deliverable to the Participant under this Plan have not been delivered at the time of the Participant’s death, such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of any applicable Award Agreement and the Plan. The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be distributed to the legal representative of the estate of the Participant. If a deceased Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the complete distribution of benefits to the Designated Beneficiary under this Agreement, then any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.

9.7              Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

9.8              Agreement With Company. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written (including electronic) document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an “Award Agreement” regardless of whether any Participant signature is required.

9.9              Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary or Related Company shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by Applicable Law or applicable rules of any stock exchange) by a duly authorized officer of such company.

9.10            Gender and Number. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

9.11            Limitation of Implied Rights.

(a)            Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary or Related Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary or Related Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the shares of Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary or Related Company, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary or Related Company shall be sufficient to pay any benefits to any person.

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(b)            The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee or other individual the right to be retained in the employ of the Company or any Subsidiary or Related Company or the right to continue to provide services to the Company or any Subsidiary or Related Company, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights and is registered in the Company’s Register of share of stockholders.

(c)            All Stock and shares issued under any Award or otherwise are to be held subject to the provisions of the Company’s By-laws and each Participant is deemed to agree to be bound by the terms of the Company’s By-laws as they stand at the time of issue of any shares of Stock under the Plan.

9.12            Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

9.13            Limitations under Section 409A. The provisions of the Plan shall be subject to the following:

(a)            Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code, except as otherwise determined in the sole discretion of the Committee. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Committee. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code.

(b)            Neither Section 9.3 nor any other provision of the Plan shall be construed to permit the grant of an Option if such action would cause the Option being granted or the option or stock appreciation right being replaced to be subject to Section 409A of the Code, provided that this Section 9.13(b) shall not apply to any Option (or option or stock appreciation right granted under another plan) being replaced that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A of the Code.

(c)            Except with respect to an Option that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A of the Code, no Option shall condition the receipt of dividends with respect to an Option on the exercise of such Award, or otherwise provide for payment of such dividends in a manner that would cause the payment to be treated as an offset to or reduction of the Exercise Price of the Option pursuant Treas. Reg. §1.409A-1(b)(5)(i)(E).

(d)            The Plan shall not be construed to permit a modification of an Award, or to permit the payment of a dividend or dividend equivalent, if such actions would result in accelerated recognition of taxable income or imposition of additional tax under Section 409A of the Code.

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Annex G

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Annex H

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SOUTHPORT ACQUISITION CORPORATION, INC.

Dated [●]

Southport Acquisition Corporation, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), hereby certifies that:

FIRST. The Corporation was initially incorporated in the State of Delaware on April 13, 2021. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 13, 2021. A first amendment to the Amended and Restated Certificate, which amended the provisions of the Amended and Restated Certificate, was filed with the Secretary of State of the State of Delaware on June 9, 2023. A second amendment to the Amended and Restated Certificate, which amended the provisions of the Amended and Restated Certificate, was filed with the Secretary of State of the State of Delaware on March 14, 2024. A third amendment to the Amended and Restated Certificate, which amended the provisions of the Amended and Restated Certificate, was filed with the Secretary of State of the State of Delaware on [●], 2024.

SECOND. This Second Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and by the required vote of the stockholders in accordance with Section 211 of the DGCL.

THIRD. The Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated in its entirety as follows:

ARTICLE I

The name of the Corporation is Angel Studios, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE III

The present address of the principal office of the Corporation is 295 W Center St., Provo, UT 84601.

ARTICLE IV

The address of the Corporation’s registered office in the State of Delaware 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE V

A.           Classes of Stock. The total number of shares of stock that the Corporation shall have the authority to issue is [●] shares of capital stock, with [●] shares of common stock, with a par value of $0.0001 per share (the “Common Stock”), of which (i) [●] shall be designated Class A Common Stock (the “Class A Common Stock”), and (ii) [●] shall be designated Class B Common Stock (the “Class B Common Stock”) (the Class A Common Stock and the Class B Common Stock are sometimes referred to herein collectively as the “Common Stock”). The Corporation is authorized to issue [●] shares of preferred stock having with a par value of $0.0001 per share (“Preferred Stock”).

B.            Rights of Common Stock. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of the Class A Common Stock and Class B Common Stock are as follows:

1.              Voting Rights.

(a)            General Right to Vote Together; Exceptions. Except as otherwise expressly provided in Article V(B)(3)(g) or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders; provided, however, notwithstanding the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of Class A Common Stock and Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote, voting together as a single class. There shall be no cumulative voting.

(b)            Votes Per Share. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Class A Common Stock shall be entitled to one (1) vote for each such share, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each such share.

2.              Identical Rights. Except as otherwise expressly provided herein or required by applicable law, shares of Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(a)            Dividends and Distributions. Shares of Common Stock shall be entitled to share equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Corporation; provided, however, that in the event that a Distribution is paid in the form of Common Stock (or Rights to acquire Common Stock), then unless otherwise specified by the Board of Directors, holders of Class A Common Stock and Class B Common Stock shall receive Common Stock of the same such class (or Rights to acquire such stock, as the case may be) provided, such different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(b)            Subdivision or Combination. In the event that the outstanding shares of any class of the Common Stock shall be subdivided or combined, by stock split, reverse split or similar event, into a greater or lesser number of shares of such class of Common Stock, the outstanding shares of all other classes of Common Stock shall, concurrently with the effectiveness of such subdivision or combination, be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of each such class, each voting separately as a class.

(c)            Merger or Consolidation. In connection with any merger, consolidation, business combination or other similar transaction of the Corporation with or into any other entity, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation.

3.              Voluntary and Automatic Conversion into Class A Common Stock.

(a)            Voluntary Conversion. Each one (1) share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(b)            Automatic Conversion. Each one (1) share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the earliest of:

(i)            a Transfer of such share; provided that no such automatic conversion shall occur in the case of a Transfer by a holder of Class B Common Stock to a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the holder (such person or entity, an “affiliate”), or, for tax or estate planning purposes, to any of the persons or entities listed in clauses (A) through (F) below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such holder of Class B Common Stock and/or any other Permitted Transferee established by or for such holder of Class B Common Stock, as follows:

(A)            a trust for the benefit of such holder or persons other than such holder so long as such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such holder and, provided, further, that in the event that such holder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of the Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(B)            a trust under the terms of which such holder has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code and/or a reversionary interest so long as such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided, however, that in the event that such holder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(C)            an individual retirement account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such holder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such holder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event that such holder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by such account, plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(D)            a corporation in which such holder directly, or indirectly through one or more Permitted Transferees, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation; provided that in the event that such holder no longer owns sufficient shares or no longer has sufficient legally enforceable rights to ensure that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, each share of Class B Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(E)            a partnership in which such holder directly, or indirectly through one or more Permitted Transferees, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership; provided that in the event that such holder no longer owns sufficient partnership interests or no longer has sufficient legally enforceable rights to ensure that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership, each share of Class B Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(F)            a limited liability company in which such holder directly, or indirectly through one or more Permitted Transferees, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company; provided that in the event that such holder no longer owns sufficient membership interests or no longer has sufficient legally enforceable rights to ensure that such holder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company, each share of Class B Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

(ii)            the date specified by a written notice and certification request of the Corporation to the holder of such share of Class B Common Stock requesting a certification, in a form satisfactory to the Corporation, verifying such holder’s ownership of Class B Common Stock and confirming that a conversion to Class A Common Stock has not occurred, which date shall not be less than sixty (60) calendar days after the date of such notice and certification request; provided that no such automatic conversion pursuant to this subsection (ii) shall occur in the case of a holder or its Permitted Transferees that furnishes a certification satisfactory to the Corporation prior to the specified date. Such written notice and certification request shall be mailed to the stockholder at his or her address as it appears on the Corporation’s records or electronically transmitted in the manner provided in the Bylaws of the Corporation.

(c)            Conversion Upon Death or Permanent Incapacity. Each share of Class B Common Stock held of record by a holder who is a natural person, or by such holder’s Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death or Permanent Incapacity of such holder.

(d)            Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Second Amended and Restated Certificate of Incorporation, relating to the conversion of shares of Class B Common Stock to shares of Class A Common Stock, as it may deem necessary or advisable in connection therewith, and the general administration of this dual-class stock structure, including the issuance of stock certificates (or equivalent ownership evidence) with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(e)            Immediate Effect. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to Article V(B)(3)(b)(i), such conversion shall be deemed to have been made at the time that the Transfer of shares occurred. Upon any conversion of shares of Class B Common Stock to shares of Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates, if any, representing the shares of Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Article V(B) shall be retired and no longer authorized and may not be reissued.

(f)            Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(g)            Protective Provisions. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Article V(B)(3) (or adopt any provision inconsistent therewith), unless such action is first approved by the affirmative vote (or written consent) of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, and the holders of Class A Common Stock shall have no right to vote thereon.

C.            Preferred Stock. The Board of Directors is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

ARTICLE VI

The following terms, where capitalized in this Second Amended and Restated Certificate of Incorporation, shall have the meanings ascribed to them in this Article VI:

“Distribution” means (i) any dividend or distribution of cash, property or shares of the Corporation’s capital stock and (ii) any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

“Permanent Incapacity” means permanent and total disability such that such holder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute as to whether such holder is “Permanently Incapacitated”, no Permanent Incapacity of such holder shall be deemed to have occurred unless and until an affirmative ruling regarding such Permanent Incapacity has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.

“Rights” means any option, warrant, conversion right or contractual right of any kind to acquire shares of the Corporation’s authorized but unissued capital stock.

“Transfer” of a share of capital stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (i) a transfer of a share of capital stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of capital stock by proxy or otherwise, other than the Transfer of exclusive Voting Control with respect to shares of capital stock of a holder as permitted in Article V(B)(3)(b) and Article V(B)(3)(c); provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of capital stock by a holder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of capital stock or other similar action by the pledgee shall constitute a “Transfer”; (c) the fact that, as of the adoption of this Second Amended and Restated Certificate of Incorporation of the Corporation or any time thereafter, the spouse of any holder of capital stock possesses or obtains an interest in such holder’s shares of capital stock arising solely by reason of the application of the community property laws of any jurisdiction; or (d) entering into a voting agreement (with or without a proxy) solely with stockholders who are holders of capital stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time, and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of capital stock.

“Voting Control” with respect to a share of capital stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of capital stock by proxy, voting agreement, or otherwise.

ARTICLE VII

A.            Board Size. The total number of authorized directors constituting the Board of Directors (the “Whole Board”) shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board.

B.            Classified Board. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the Board of Directors shall be divided into three (3) classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date on which this Second Amended and Restated Certificate of Incorporation is first effective (the “Effective Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effective Date, and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effective Date. At each annual meeting of stockholders following the Effective Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.

C.            Tenure. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, following election pursuant to Article VII(B); (i) each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal; (ii) any director may resign at any time upon written notice to the attention of the President or Secretary at the principal office of the Corporation; and (iii) any director may be removed at any time only with cause by the affirmative vote of the holders of a majority in voting power of the shares of the Common Stock. In the event of any increase or decrease in the authorized number of directors constituting the Whole Board, (i) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to make all classes as nearly equal in number as possible, provided that no decrease in the number of directors constituting the Whole Board shall shorten the term of any director.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by the DGCL, and subject to the terms of any series of Preferred Stock, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE IX

A.            Director and Officer Exculpation. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

B.            Indemnification and Advancement of Expenses.

1.            To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses, as incurred (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement), reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Article IX(B) or otherwise. The rights to indemnification and advancement of expenses conferred by this Article IX(B) shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article IX(B)(1), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

2.            The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article IX(B) shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, an agreement, vote of stockholders or disinterested directors, or otherwise.

3.            Any repeal or amendment of this Article IX(B) by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article IX(B), shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

4.            This Article IX(B) shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, including any claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation; or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action or proceeding shall be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). The foregoing sentence shall not apply to claims arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, special meetings of stockholders for any purpose or purposes shall be called only: (i) by the Board of Directors, the Chair of the Board, the Chief Executive Officer or president (in the absence of a Chief Executive Officer) or (ii) by the Secretary, upon the written request, made in accordance with, and subject to, the Bylaws of the Corporation, of one or more stockholders of record who own, and have continuously owned for at least one year prior to the date such request is delivered to the Secretary, in the aggregate, at least 25% of the voting power of the shares of capital stock of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein or in the Bylaws of the Corporation shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

ARTICLE XII

To the fullest extent permitted by law (including without limitation Section 122(17) of the DGCL), the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its non-employee directors or stockholders, or any of their respective affiliates, and the Corporation renounces any expectancy that any of the non-employee directors or stockholders of the Corporation, or any of their respective affiliates, will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the non-employee directors of the Corporation only with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue, and to the extent such director is permitted to refer that opportunity to the Corporation without violating another legal obligation (an “Excluded Opportunity”). No non-employee director or stockholder of the Corporation, or any of their respective affiliates, shall have any liability to the Corporation, any of its affiliates or stockholders for breach of any duty, as a director or otherwise, by reason of the fact that such person pursues or acquires an Excluded Opportunity, directs an Excluded Opportunity to another person or fails to present an Excluded Opportunity, or information regarding an Excluded Opportunity, to the Corporation or any of its affiliates or stockholders.

Any person or entity purchasing or otherwise acquiring or obtaining any interest in any capital stock of the Corporation shall be deemed to have notice and to have consented to the provisions of this Article XII.

This Article XII shall not limit any protections or defenses available to, or indemnification rights of, any non-employee director of the Corporation under this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (as either may be amended from time to time) or applicable law. The renunciation of any interest in or expectancy with respect to any corporate opportunity in this Article XII shall not be deemed exclusive of or limit in any way any other renunciation of a corporate opportunity by the Corporation or the Board of Directors or protection to which any person covered by this Article XII may be or may become entitled under any statute, bylaw, resolution, agreement, vote of stockholders or disinterested directors or otherwise.

Neither the alteration, amendment, termination, expiration or repeal of this Article XII nor the adoption of any provision inconsistent with this Article XII shall eliminate or reduce the effect of this Article XII in respect of any matter occurring, or any cause of action that, but for this Article XII, would accrue or arise, prior to such alteration, amendment, termination, expiration or repeal.

ARTICLE XIII

If any provision of this Second Amended and Restated Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Second Amended and Restated Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Second Amended and Restated Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Second Amended and Restated Certificate of Incorporation shall be enforceable in accordance with its terms.

Except as provided in Article IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been signed on behalf of the Corporation by its duly authorized officer effective as of the date first written above.

ANGEL STUDIOS, INC. (f/k/a Southport Acquisition Corporation)

By:
Name: [●]
Title: [●]

Annex I

AMENDED AND RESTATED BYLAWS OF ANGEL STUDIOS, INC.

These Amended and Restated Bylaws (these “Bylaws”) of Angel Studios, Inc. (f/k/a Southport Acquisition Corporation), a Delaware corporation (the “Corporation”), are effective as of [●] (the “Effective Date”) and hereby amend and restate the previous Bylaws of the Corporation, which are deleted in their entirety and replaced with the following:

ARTICLE I

OFFICES

Section 1.01         Registered Office. The registered office of Angel Studios, Inc. (the “Corporation”) will be fixed in the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”).

Section 1.02         Other Offices. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) from time to time shall determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF THE STOCKHOLDERS

Section 2.01         Place of Meetings; Meetings by Remote Communications.

(a)           Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors (or Chairman of the Board of Directors) and stated in the notice of meeting. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

(b)           Meetings by Remote Communications. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (i) participate in a meeting of stockholders, and (ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (B) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.02         Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these by laws shall be held at such date, time, and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03         Special Meetings.

(a)           Purpose. Special meetings of the stockholders of the Corporation may be called only in the manner set forth in the Certificate of Incorporation.

(b)           Notice. A request to the Secretary shall be delivered to the Secretary at the Corporation’s principal executive offices and signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth:

(i)           a brief description of each matter of business desired to be brought before the special meeting;

(ii)          the reasons for conducting such business at the special meeting;

(iii)         the text of any proposal or business to be considered at the special meeting (including the text of any resolutions proposed to be considered and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); and

(iv)         the information required in Section 2.13(b) (Advance Notice of Stockholder Nominations and Proposals-Stockholder Nominations) of these Bylaws (for stockholder nomination demands) or Section 2.13(c) (Advance Notice of Stockholder Nominations and Proposals-Other Stockholder Proposals) of these Bylaws (for all other stockholder proposal demands), as applicable.

(c)            Business. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

(d)            Time and Date. A special meeting requested by stockholders shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than 90 days after the request to call the special meeting is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:

(i)           the Board of Directors has called or calls for an annual or special meeting of the stockholders to be held within 90 days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) the business specified in the request;

(ii)          the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law;

(iii)         an identical or substantially similar item (a “Similar Item”) was presented at any meeting of stockholders held within 90 days prior to the receipt by the Secretary of the request for the special meeting (and, for purposes of this Section 2.03(d)(iii), the election of directors shall be deemed a Similar Item with respect to all items of business involving the election or removal of directors); or

(iv)         the special meeting request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”).

(e)            Revocation. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the Corporation’s principal executive offices, and if, following such revocation, there are unrevoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

Section 2.04         Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock constituting 1/3 of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of 1/3 in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) the stockholders by the affirmative vote of the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting entitled to vote thereon, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.05 (Adjournments), until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.05         Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are provided in accordance with applicable law. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 2.06         Notice of Meetings. Notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than 10 days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder’s mailing address as it appears on the records of the corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. If notice is given by electronic transmission, such notice shall be deemed to be delivered at the times provided in the DGCL. Meetings may be held without notice if all stockholders entitled to vote are present. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.07         List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the Corporation registered in the name of each stockholder no later than the tenth day before each meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.08         Organization. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or in their absence or inability to act, the Chief Executive Officer (as defined in Section 4.01 (Positions and Election)), or, in their absence or inability to act, the officer or director whom the Board of Directors shall appoint, shall act as chair of, and preside at, the meeting. The Secretary or, in the Secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following:

(a)            the establishment of an agenda or order of business for the meeting;

(b)            the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c)            rules and procedures for maintaining order at the meeting and the safety of those present;

(d)            limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine;

(e)            restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(f)            limitations on the time allotted to questions or comments by participants.

Section 2.09          Voting.

(a)            General. Except (i) as required by law or (ii) as provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock held by such stockholder.

(b)            Election of Directors. Unless otherwise required by the Certificate of Incorporation, the election of directors shall be by written ballot. If authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, the election of directors shall be decided by a majority of the votes cast with respect to a nominee at a meeting of the stockholders for the election of directors, at which a quorum is present, by the holders of stock entitled to vote in the election. For purposes of this Section 2.09(b), a majority of the votes cast means that the number of shares voted “for” a nominee must exceed the votes cast “against” such nominee’s election. If a nominee for director who is not an incumbent director does not receive a majority of the votes cast, the nominee shall not be elected. The Corporate Governance Committee has established procedures under which a director standing for reelection in an uncontested election must tender a resignation conditioned on the incumbent director’s failure to receive a majority of the votes cast. If an incumbent director who is standing for reelection does not receive a majority of the votes cast, the Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who fails to receive a majority vote will not participate in the committee’s recommendation or the Board of Directors’ decision.

(c)            Other Matters. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of directors, properly brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Section 2.10          Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as proxy may be documented, signed, and delivered in accordance with Section 116 of the General Corporation Law of the State of Delaware (the “DGCL”) provided that such authorization shall set forth, or be delivered with, information enabling the Corporation to determine the identity of the stockholder granting such authorization. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Any stockholder soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 2.11          Inspectors at Meetings of Stockholders. In advance of any meeting of the stockholders, the Board of Directors shall, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of the inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of their ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall:

(a)            ascertain the number of shares outstanding and the voting power of each;

(b)            determine the shares represented at the meeting and the validity of proxies and ballots;

(c)            count all votes and ballots;

(d)           determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e)            certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Section 2.12          Fixing the Record Date.

(a)            In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)            In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.13          Advance Notice of Stockholder Nominations and Proposals.

(a)            Annual Meetings. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. Except for nominations that are included in the Corporation’s annual meeting proxy statement pursuant to Section 2.14 (Proxy Access), to be properly brought before an annual meeting, nominations or such other business must be:

(i)            specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof;

(ii)           otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof; or

(iii)          otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered and at the time of the annual meeting of stockholders, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.13.

In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.13(a)(iii) (Notice of Stockholder Nominations and Proposals-Annual Meetings), the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.13(a), in writing to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder’s notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the 10th day following the first date of Public Disclosure of the date of such meeting. In no event will the adjournment or postponement (or the public announcement thereof) of an annual meeting for which notice has already been given or for which a public announcement of the meeting date has already been made, commence a new notice time period (or extend any notice time period) for the giving of a stockholder’s notice as described above. For the purposes of this Section 2.13 and Section 2.14 (Proxy Access), “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission (“SEC”) pursuant to Section 13, 14, or 15(d) of the Exchange Act. The number of nominees a Proposing Stockholder may nominate for election at an annual meeting (or in the case of a Proposing Stockholder giving the notice on behalf of a beneficial owner, the number of nominees a Proposing Stockholder may nominate for election at the annual meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected by stockholders generally at such annual meeting.

(b)            Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors pursuant to Section 2.13(a)(iii) (Notice of Stockholder Nominations and Proposals-Annual Meetings) or Section 2.13(d) (Notice of Stockholder Nominations and Proposals-Special Meetings of Stockholders), a Proposing Stockholder’s timely notice to the Secretary (in accordance with the time periods for delivery of timely notice as set forth in this Section 2.13) shall set forth or include:

(i)            the name, age, business address, and residence address of each nominee proposed in such notice;

(ii)           the principal occupation or employment of each such nominee;

(iii)          the class and number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee (if any);

(iv)          such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act;

(v)           a written questionnaire with respect to the background, qualification, and independence of such proposed nominee, completed and executed by such proposed nominee, in the form to be provided by the Secretary upon written request of any stockholder of record within 10 days of such request, and a written statement and agreement executed by each such nominee acknowledging that such person:

(A)            consents to being named as a nominee in the proxy statement and form of proxy relating to the meeting at which directors are to be elected and to serving as a director if elected,

(B)            intends to serve as a director for the full term for which such person is standing for election,

(C)            makes the following representations: (1) that the director nominee has read and agrees to adhere to the Corporation’s [CORPORATE GOVERNANCE GUIDELINES], and any other of the Corporation’s policies or guidelines applicable to directors, and (2) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any nomination or other business proposal, issue, or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and (3) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with such person’s nomination for director or service as a director of the Corporation (“Compensation Arrangement”) that has not been disclosed to the Corporation; and

(vi)          as to the Proposing Stockholder, the beneficial owner, if any on whose behalf the nomination or other business proposal is being made, and if such Proposing Stockholder or beneficial owner is an entity, as to each director, executive, managing member, or control person of such entity (any such individual or control person, a “control person”):

(A)            the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made,

(B)            the class and number of shares of the Corporation which are owned as of the date of the Proposing Stockholder’s notice by the Proposing Stockholder (beneficially and of record), the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person,

(C)            a description of any agreement, arrangement, or understanding with respect to such nomination or other business proposal between or among the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person; including without limitation (1) any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D under the Exchange Act and (2) any plans or proposals which relate to or would result in any action that would be required to be disclosed pursuant to Item 4 of Schedule 13D under the Exchange Act (in each case, regardless of whether the requirement to file a Schedule 13D under the Exchange Act is applicable),

(D)            a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder’s notice by, or on behalf of, the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proposing Stockholder, beneficial owner, or any of control person with respect to shares of stock of the Corporation,

(E)            a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person at the meeting (or a qualified representative thereof intends to appear in person at the meeting) to nominate the person or persons specified in the notice or propose such other business proposal,

(F)            a representation whether the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, any control person, or any other participant (as defined in Item 4 of Schedule 14A under the Exchange Act) will engage in a solicitation with respect to such nomination or other business proposal and, if so, the name of each participant in such solicitation; and a statement: (1) confirming whether, the stockholder, beneficial owner, or any control person intends, or is part of a group that (x) in the case of a nomination, intends to solicit proxies or votes in support of such director nominees or nomination in accordance with Rule 14a-19 under the Exchange Act, including but not limited to, delivering a proxy statement and form of proxy and soliciting at least the percentage of the voting power of all of the shares of the stock of the Corporation required under applicable law to elect the nominee, and (y) in the case of a business proposal, intends to deliver a proxy statement and form of proxy and solicit at least the percentage of voting power of all of the shares of stock of the Corporation required under applicable law to approve the proposal; and (2) whether or not any such stockholder, beneficial owner, or any control person intends to otherwise solicit proxies from stockholders in support of such nomination or other business proposal, and

(G)            any other information relating to such Proposing Stockholder and beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the business proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(c)            Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s timely notice to the Secretary (in accordance with the time periods for delivery of timely notice as set forth in this Section 2.13) shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting:

(i)            a brief description of the business desired to be brought before the annual meeting;

(ii)           the reasons for conducting such business at the annual meeting;

(iii)          the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment);

(iv)          any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such Proposing Stockholder, beneficial owner, if any, on whose behalf the business is being proposed, and any control person;

(v)           any other information relating to such Proposing Stockholder, beneficial owner, if any, on whose behalf the proposal is being made, any control person or any other participants (as defined in Item 4 of Schedule 14A under the Exchange Act) required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(vi)          a description of all agreements, arrangements, or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, and any control person and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner, or any control person, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner, or control person; and

(vii)         all of the other information required by Section 2.13(b)(iv) above.

(d)            Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders called by the Board of Directors at which directors are to be elected pursuant to the Corporation’s notice of meeting:

(i)            by or at the direction of the Board of Directors or any committee thereof; or

(ii)           provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.13(d) is delivered to the Secretary and at the time of the special meeting of stockholders, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.13.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if such stockholder delivers a stockholder’s notice that complies with the requirements of Section 2.13(b) (Advance Notice of Stockholder Nominations and Proposals-Stockholder Nominations) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment or postponement (or the public announcement thereof) commence a new time period (or extend any notice time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at a special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected by stockholders generally at such special meeting.

Notwithstanding anything in this Section 2.13 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased by the Board of Directors, and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least ten (10) days prior to the deadline for nominations that would otherwise be applicable under this Section 2.13, a stockholder’s notice required by this Section 2.13 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation. The number of nominees a stockholder may nominate for election shall not exceed the number of directors to be elected at the annual meeting.

(e)            Effect of Noncompliance.

(i)            Only such persons who are nominated in accordance with the procedures set forth in this Section 2.13 or Section 2.14 (Proxy Access) shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.13. The chair of the meeting, as determined pursuant to Section 2.08 (Organization), shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13. If any proposed nomination was not made or proposed in compliance with this Section 2.13, or other business was not made or proposed in compliance with this Section 2.13, or if any stockholder, beneficial owner, control person, or any nominee for director acted contrary to any representation or other agreement required by this Section 2.13 (or with any law, rule, or regulation identified therein) or provided false or misleading information to the Corporation, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.13 does not comply with or provide the information required under this Section 2.13 to the Corporation, including the updated information required by Section 2.13(b)(vi)(B), Section 2.13(b)(vi)(C), and Section 2.13(b)(vi)(D) within five business days after the record date for such meeting or the evidence required by Section 2.13(e)(ii) by no later than five business days prior to the applicable meeting or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation.

(ii)            If any stockholder provides notice pursuant to Rule 14a-19 under the Exchange Act, such stockholder shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met all of the applicable requirements of Rule 14a-19 under the Exchange Act. Without limiting the other provisions and requirements of this Section 2.13, unless otherwise required by law, if any Proposing Stockholder provides such notice and either (A) fails to comply with the requirements of Rule 14a-19 under the Exchange Act, or (B) fails to timely provide reasonable evidence of such compliance as required by this Section 2.13(e)(ii), then the Proposing Stockholder’s nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting, or other proxy materials for any annual meeting (or any supplement thereto) and the Corporation shall disregard any proxies or votes solicited for such stockholder’s nominees.

(f)            Rule 14a-8. This Section 2.13 and Section 2.14 (Proxy Access) shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(g)            In addition, to be considered timely, a stockholder’s notice (for an annual meeting or a special meeting) shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) days prior to the meeting or any adjournment or postponement thereof. The obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the stockholders.

Section 2.14          Proxy Access.

(a)            Inclusion of Proxy Access Stockholder Nominee in Proxy Statement. Subject to the provisions of this Section 2.14, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board of Directors submitted pursuant to this Section 2.14 (each a “Proxy Access Stockholder Nominee”) provided:

(i)            timely written notice of such Proxy Access Stockholder Nominee satisfying this Section 2.14 (“Proxy Access Notice”) is delivered to the Corporation by a stockholder of record or stockholder group that, at the time the Proxy Access Notice is delivered, satisfies the ownership and other requirements of this Section 2.14 (such stockholder or stockholder group, the “Eligible Stockholder”);

(ii)           the Eligible Stockholder expressly elects in writing at the time of providing the Proxy Access Notice to have its Proxy Access Stockholder Nominee included in the Corporation’s proxy statement pursuant to this Section 2.14; and

(iii)          the Eligible Stockholder and the Proxy Access Stockholder Nominee otherwise satisfy the requirements of this Section 2.14.

(b)            Timely Notice. To be timely, the Proxy Access Notice must be delivered to the Secretary at the principal executive offices of the Corporation, not later than 120 days nor more than 150 days prior to the first anniversary of the date (as stated in the Corporation’s proxy materials) that the Corporation’s definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders/of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, the Proxy Access Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of: (i) the 120th day prior to such annual meeting; or (ii) the 10th day following the day on which Public Disclosure of the date of such annual meeting is first made by the Corporation. In no event shall an adjournment or postponement (or the public announcement thereof) of an annual meeting commence a new time period (or extend any time period) for the giving of the Proxy Access Notice.

(c)            Information to be Included in Proxy Statement. In addition to including the name of the Proxy Access Stockholder Nominee in the Corporation’s proxy statement for the annual meeting, the Corporation shall also include (collectively, the “Required Information”):

(i)            the information concerning the Proxy Access Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to the Exchange Act, and the rules and regulations promulgated thereunder; and

(ii)            if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Proxy Access Stockholder Nominee, which must be provided at the same time as the Proxy Access Notice for inclusion in the Corporation’s proxy statement for the annual meeting (a “Statement”).

Notwithstanding anything to the contrary contained in this Section 2.14, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation, or listing standard. Additionally, nothing in this Section 2.14 shall limit the Corporation’s ability to solicit against and include in its proxy statement its own statements relating to any Proxy Access Stockholder Nominee.

(d)            Proxy Access Stockholder Nominee Limits. The number of Proxy Access Stockholder Nominees (including Proxy Access Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation’s proxy statement pursuant to this Section 2.14 but either are subsequently withdrawn or that the Board of Directors decides to nominate) appearing in the Corporation’s proxy statement with respect to a meeting of stockholders shall not exceed the greater of: (x) two; or (y) 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 2.14 (the “Final Proxy Access Nomination Date”) or, if such amount is not a whole number, the closest whole number below 20% (the “Permitted Number”); provided, however, that:

(i)            in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced; and

(ii)           any Proxy Access Stockholder Nominee who is included in the Corporation’s proxy statement for a particular meeting of stockholders but either: (A) withdraws from or becomes ineligible or unavailable for election at the meeting, or (B) does not receive a number of votes cast in favor of their election at least equal to 25% of the votes cast with respect to the nominee of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the Proxy Access Stockholder Nominee’s election, shall be ineligible to be included in the Corporation’s proxy statement as a Proxy Access Stockholder Nominee pursuant to this Section 2.14 for the next annual meeting of stockholders following the meeting for which the Proxy Access Stockholder Nominee has been nominated for election.

In the event that the number of Proxy Access Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.14 exceeds the Permitted Number, each Eligible Stockholder shall select one Proxy Access Stockholder Nominee for inclusion in the Corporation’s proxy statement until the Permitted Number is reached, going in order of the amount (from greatest to least) of voting power of the Corporation’s capital stock entitled to vote on the election of directors as disclosed in the Proxy Access Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Proxy Access Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e)            Eligibility of Nominating Stockholder; Stockholder Group. An Eligible Stockholder, and the beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is being proposed, must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the aggregate voting power of the outstanding shares of the Corporation entitled to vote in the election of directors (the “Required Shares”) as of both the date the Proxy Access Notice is delivered to or received by the Corporation in accordance with this Section 2.14 and the record date for determining stockholders entitled to vote at the meeting. For purposes of satisfying the ownership requirement under this Section 2.14, the voting power represented by the shares of the Corporation’s capital stock owned by one or more stockholders of record, or by the beneficial owners, if any, on whose behalf the Proxy Access Stockholder Nominee is being proposed, may be aggregated, provided that:

(i)            the number of stockholders of record and, if and to the extent that a holder of record is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is aggregated for the purpose of satisfying the ownership requirement under this Section 2.14 shall not exceed 20; and

(ii)            each stockholder of record or beneficial owner whose shares are aggregated shall have held such shares continuously for at least three years.

Whenever an Eligible Stockholder consists of a group of stockholders of record and/or beneficial owners, any and all requirements and obligations for an Eligible Stockholder set forth in this Section 2.14 must be satisfied by and as to each such stockholder or beneficial owner, except that shares may be aggregated to meet the Required Shares as provided in this Section 2.14(e). With respect to any one particular annual meeting, no shares may be attributed to more than one Eligible Stockholder, and no stockholder of record or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as or constitute more than one Eligible Stockholder under this Section 2.14.

(f)            Funds. A group of two or more funds shall be treated as one stockholder of record or beneficial owner for this Section 2.14 provided that the other terms and conditions in this Section 2.14 are met (including Section 2.14(h)(v)(A)) and the funds are:

(i)            under common management and investment control;

(ii)           under common management and funded primarily by the same employer (or by a group of related employers that are under common control); or

(iii)          a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

(g)            Ownership. For purposes of this Section 2.14, a stockholder of record or a beneficial owner, as the case may be, shall be deemed to “own” only those outstanding shares of the Corporation’s capital stock as to which the stockholder of record, or, if such stockholder is a nominee, custodian, or other agent that is holding the shares on behalf of a beneficial owner, that the beneficial owner on whose behalf the Proxy Access Stockholder Nominee is being proposed, possesses both:

(i)            the full voting and investment rights pertaining to the shares; and

(ii)           the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares:

(A)            sold by such stockholder or beneficial owner or any of their respective affiliates in any transaction that has not been settled or closed,

(B)            borrowed by such stockholder or beneficial owner or any of their respective affiliates for any purposes or purchased by such stockholder or beneficial owner or any of their respective affiliates pursuant to an agreement to resell, or

(C)            subject to any option, warrant, forward contract, swap, contract of sale, other derivative, or similar agreement entered into by such stockholder, beneficial owner, or any of their respective affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation’s capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (1) reducing in any manner, to any extent or at any time in the future, such stockholder’s, beneficial owner’s or affiliates’ full right to vote or direct the voting of any such shares; and/or (2) hedging, offsetting, or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder, beneficial owner, or affiliate.

An Eligible Stockholder and beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder or beneficial owner, as applicable, retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder’s and beneficial owner’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder or beneficial owner, as applicable, has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the Eligible Stockholder or beneficial owner, as applicable. An Eligible Stockholder’s and beneficial owner’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder or beneficial owner, as applicable, has loaned such shares, provided that the Eligible Stockholder or beneficial owner, as applicable, has the power to recall such loaned shares on five business days’ notice. The terms “owned,” “owning,” and other variations of the word “own” shall have correlative meanings. For purposes of this Section 2.14, the term “affiliate” shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(h)            Nomination Notice and Other Eligible Stockholder Deliverables. An Eligible Stockholder must provide with its Proxy Access Notice the following information in writing to the Secretary:

(i)            one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Proxy Access Notice is delivered to or received by the Corporation, the Eligible Stockholder and beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder’s and beneficial owner’s agreement to provide:

(A)            within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder’s and any applicable beneficial owner’s continuous ownership of the Required Shares through the record date, and

(B)            immediate notice if the Eligible Stockholder, or beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders;

(ii)            the representation and agreement of the Eligible Stockholder and beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed that it:

(A)            intends to continue to satisfy the eligibility requirements described in this Section 2.14 through the date of the annual meeting, including a statement,

(B)            acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent,

(C)            has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Proxy Access Stockholder Nominee(s) being nominated pursuant to this Section 2.14,

(D)            has not engaged and will not engage in, and has not and will not be, a “participant” in another person’s “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Stockholder Nominee(s) or any nominee of the Board of Directors,

(E)            will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation,

(F)            has provided and will provide facts, statements, and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading,

(G)            agrees to assume all liability stemming from any legal or regulatory violation arising out of its communications with the Corporation’s stockholders or out of the information that it provides to the Corporation,

(H)            agrees to indemnify and hold harmless the Corporation and each of its directors, officers, and employees individually against any liability, loss, or damages in connection with any threatened or pending action, suit, or proceeding, whether legal, administrative, or investigative, against the Corporation or any of its directors, officers, or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.14,

(I)            will file with the SEC any solicitation or other communication with the Corporation’s stockholders relating to the meeting at which the Proxy Access Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and

(J)            will comply with all other applicable laws, rules, regulations, and listing standards with respect to any solicitation in connection with the meeting;

(iii)            the written consent of each Proxy Access Stockholder Nominee to be named in the Corporation’s proxy statement, and form of proxy and, as a nominee and, if elected, to serve as a director;

(iv)            a copy of the Schedule 14N (or any successor form) that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act;

(v)            in the case of a nomination by a stockholder group that together is an Eligible Stockholder:

(A)            documentation satisfactory to the Corporation demonstrating that a group of funds qualifies pursuant to the criteria set forth in Section 2.14(f) to be treated as one stockholder or person for purposes of this Section 2.14, and

(B)            the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(vi)            if desired, a Statement.

(i)            Stockholder Nominee Agreement. Each Proxy Access Stockholder Nominee must:

(i)            provide within five business days of the Corporation’s request an executed agreement, in a form deemed satisfactory to the Corporation, providing the following representation:

(A)            the Proxy Access Stockholder Nominee has read and agrees to adhere to the Corporation’s [CORPORATE GOVERNANCE GUIDELINES], and any other of the Corporation’s policies or guidelines applicable to directors,

(B)            the Proxy Access Stockholder Nominee is not and will not become a party to: (1) any Voting Commitment that has not been disclosed to the Corporation; or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and

(C)            the Proxy Access Stockholder Nominee is not and will not become a party to any Compensation Arrangement in connection with such person’s nomination for director or service as a director that has not been disclosed to the Corporation;

(ii)            complete, sign, and submit all questionnaires required of the Corporation’s Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and

(iii)            provide within five business days of the Corporation’s request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine whether such Proxy Access Stockholder Nominee meets the requirements of this Section 2.14 or the Corporation’s requirements with regard to director qualifications and policies and guidelines applicable to directors, including whether:

(A)            such Proxy Access Stockholder Nominee is independent under the independence requirements set forth in the listing standards of the stock exchange on which shares of the Corporation’s capital stock are listed, any applicable rules of the SEC, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors (the “Independence Standards”),

(B)            such Proxy Access Stockholder Nominee has any direct or indirect relationship with the Corporation that has not been deemed categorically immaterial pursuant to the Corporation’s [CORPORATE GOVERNANCE GUIDELINES], and

(C)            such Proxy Access Stockholder Nominee is not and has not been subject to: (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(j)            Eligible Stockholder/Proxy Access Stockholder Nominee Undertaking. In the event that any information or communications provided by the Eligible Stockholder or Proxy Access Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Stockholder Nominee, as the case may be, shall promptly notify the Secretary in writing of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct. Notwithstanding the foregoing, the provision of any such notification pursuant to the preceding sentence shall not be deemed to cure any defect or limit the Corporation’s right to omit a Proxy Access Stockholder Nominee from its proxy materials as provided in this Section 2.14.

(k)            Exceptions Permitting Exclusion of Proxy Access Stockholder Nominee. The Corporation shall not be required to include pursuant to this Section 2.14 a Proxy Access Stockholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Proxy Access Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation):

(i)            if the Eligible Stockholder who has nominated such Proxy Access Stockholder Nominee, or the beneficial owner, if any, on whose behalf such Proxy Access Stockholder Nominee has been proposed, has nominated for election to the Board of Directors at the meeting any person other than pursuant to this Section 2.14, or has or is engaged in, or has been or is a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Stockholder Nominee(s) or any nominee of the Board of Directors;

(ii)            if the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors pursuant to the advance notice requirements in Section 2.13 (Advance Notice of Stockholder Nominations and Proposals) of these Bylaws;

(iii)            who is not independent under the Independence Standards;

(iv)            whose election as a member of the Board of Directors would violate or cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, [CORPORATE GOVERNANCE GUIDELINES], or other document setting forth qualifications for directors, the listing standards of the stock exchange on which shares of the Corporation’s capital stock is listed, or any applicable state or federal law, rule, or regulation;

(v)            who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(vi)            who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(vii)            who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act; or

(viii)            if such Proxy Access Stockholder Nominee or the applicable Eligible Stockholder, or the beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed, shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 2.14.

(l)            Invalidity. Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation; and the Corporation shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder if:

(i)            the Proxy Access Stockholder Nominee, the applicable Eligible Stockholder, or applicable beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 2.14, as determined by the Board of Directors or the person presiding at the meeting; or

(ii)            the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 2.14.

(m)            Interpretation. The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 2.14 and to make any and all determinations necessary or advisable to apply this Section 2.14to any persons, facts, or circumstances, including the power to determine whether:

(i)            a person or group of persons qualifies as an Eligible Stockholder;

(ii)           outstanding shares of the Corporation’s capital stock are “owned” for purposes of meeting the ownership requirements of this Section 2.14;

(iii)          a notice complies with the requirements of this Section 2.14;

(iv)          a person satisfies the qualifications and requirements to be a Proxy Access Stockholder Nominee;

(v)           inclusion of the Required Information in the Corporation’s proxy statement is consistent with all applicable laws, rules, regulations, and listing standards; and

(vi)          any and all requirements of this Section 2.14 have been satisfied.

Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be conclusive and binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

Section 2.15          Notices to the Corporation. Whenever notice is to be given to the Corporation by a stockholder under any provision of law or of the Certificate of Incorporation or these Bylaws, such notice shall be delivered to the Secretary at the principal executive offices of the Corporation. If delivered by electronic transmission, the stockholder’s notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the Corporation’s most recent proxy statement.

ARTICLE III

BOARD OF DIRECTORS

Section 3.01          General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02          Number; Term of Office. Subject to any rights of the holders of any class or series of Preferred Stock, the number of directors shall be determined from time to time by resolution of the Board of Directors, or as set forth in the Certificate of Incorporation. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal.

Section 3.03          Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom the director has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.

Section 3.04          Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified. A resignation that is conditioned on a director failing to receive a specified vote for reelection as a director may provide that it is irrevocable.

Section 3.05          Fees and Expenses. Directors shall receive such reasonable fees for their services on the Board of Directors and any committee thereof and such reimbursement of their actual and reasonable expenses as may be fixed or determined by the Board of Directors.

Section 3.06          Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places, if any, as may be determined from time to time by the Board of Directors.

Section 3.07          Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places, if any, as may be determined by the Chair of the Board, or the Chief Executive Officer on at least 48 hours’ notice to each director given by one of the means specified in Section 3.10 (Notices) hereof other than by mail or on at least 3 days’ notice if given by mail. Special meetings shall be called by the Chair of the Board or the Chief Executive Officer in like manner and on like notice on the written request of any two or more directors.

Section 3.08          Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.08 shall constitute presence in person at such meeting.

Section 3.09          Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.10 (Notices) hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.10          Notices. Subject to Section 3.07 (Special Meetings), Section 3.09 (Adjourned Meetings), and Section 3.11 (Waiver of Notice) hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these Bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.11          Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.12          Organization. At each regular or special meeting of the Board of Directors, the Chair of the Board or, in the Chair of the Board’s absence, another director or officer selected by the Board of Directors shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. If the Secretary is absent from any meeting of the Board of Directors, an assistant secretary of the Corporation shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries of the Corporation, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.13          Quorum of Directors. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the presence of a majority of the total number of directors on the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.14          Action by Majority Vote. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.15          Directors’ Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.16          Chair of the Board. The Board of Directors shall annually elect one of its members to be its chair (the “Chair of the Board”) and shall fill any vacancy in the position of Chair of the Board at such time and in such manner as the Board of Directors shall determine. Except as otherwise provided in these Bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors.

Section 3.17          Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this ARTICLE III.

ARTICLE IV

OFFICERS

Section 4.01          Positions and Election. The officers of the Corporation shall be chosen by the Board of Directors and shall include a chief executive officer (the “Chief Executive Officer”), a president (the “President”), a chief financial officer (the “Chief Financial Officer”), a treasurer (the “Treasurer”), and a secretary (the “Secretary”). The Board of Directors, in its discretion, may also elect one or more vice presidents, assistant treasurers, assistant secretaries, and other officers in accordance with these Bylaws. Any two or more offices may be held by the same person.

Section 4.02          Term. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to such officer’s contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving notice of their resignation in writing, or by electronic transmission, to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03          Chief Executive Officer. The Chief Executive Officer shall, subject to the provisions of these Bylaws and the control of the Board of Directors, have general supervision, direction, and control over the business of the Corporation and over its officers. The Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer, and any other duties as may be from time to time assigned to the Chief Executive Officer by the Board of Directors, in each case subject to the control of the Board of Directors.

Section 4.04          President. The President shall report and be responsible to the Chief Executive Officer. The President shall have such powers and perform such duties as from time to time may be assigned or delegated to the President by the Board of Directors or the Chief Executive Officer or that are incident to the office of president.

Section 4.05          Vice Presidents. Each vice president of the Corporation shall have such powers and perform such duties as may be assigned to them from time to time by the Board of Directors, the Chief Executive Officer, or the President, or that are incident to the office of vice president.

Section 4.06          Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings, and shall perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chair of the Board, or the Chief Executive Officer. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.07          Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chair of the Board, or the Chief Executive Officer.

Section 4.08          Treasurer. The treasurer of the Corporation shall have the custody of the Corporation’s funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in records belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the President and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all of the treasurer’s transactions as treasurer and of the financial condition of the Corporation.

Section 4.09          Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 4.10          Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the Chief Executive Officer or the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V

INDEMNIFICATION

Section 5.01          Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 5.03 (Right of Indemnitee to Bring Suit) with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.02          Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 5.01 (Right to Indemnification), an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article V or otherwise.

Section 5.03          Right of Indemnitee to Bring Suit. If a claim under Section 5.01 (Right to Indemnification) or Section 5.02 (Right to Advancement of Expenses) is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.04          Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article V shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 5.05          Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5.06          Indemnification of Other Persons. This Article V shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of Indemnitees under this Article V.

Section 5.07          Amendments. Any repeal or amendment of this Article V by the Board of Directors or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article V, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article V shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 5.08          Certain Definitions. For purposes of this Article V, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 5.09          Contract Rights. The rights provided to Indemnitees pursuant to this Article V shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 5.10          Severability. If any provision or provisions of this Article V shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article V shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article V (including, without limitation, each such portion of this Article V containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable

ARTICLE VI

STOCK CERTIFICATES AND THEIR TRANSFER

Section 6.01          Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent, or registrar who has signed such a certificate ceases to be an officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if the signatory were still such at the date of its issue.

Section 6.02          Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books administered by or on behalf of the Corporation only by the direction of the registered holder thereof or such person’s attorney, lawfully constituted in writing, and, in the case of certificated shares, upon the surrender to the Corporation or its transfer agent or other designated agent of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued.

Section 6.03          Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 6.04          Lost, Stolen, or Destroyed Certificates. The Board of Directors or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VII

GENERAL PROVISIONS

Section 7.01          Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.02          Fiscal Year. The fiscal year of the Corporation shall be the twelve (12)-month period ending December 31 in each year and may be changed by the Board of Directors.

Section 7.03          Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.04          Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 7.05          Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE VIII

AMENDMENTS

These Bylaws may be adopted, amended, or repealed by the affirmative vote of 66% of the voting power of the stockholders entitled to vote; provided, however, that the Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend, or repeal these Bylaws upon the Board of Directors; and, provided further, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of ARTICLE II of these Bylaws except as otherwise required by law. The fact that such power has been so conferred upon the Board of Directors will not divest the stockholders of the power, nor limit their power to adopt, amend, or repeal Bylaws.

Annex J

SECTION 262 of the DGCL

§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].

(a)Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)[Repealed.]

(c)Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)Appraisal rights shall be perfected as follows:

(1)If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

The SAC Charter provides that all of SAC’s directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. The ASI Charter provides that ASI’s directors, officers, employees, agents and trustees shall be entitled to be indemnified by ASI to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)	(1) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence). (2) The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination: (1) By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or (2) By a committee of such directors designated by majority vote of such directors, even though less than a quorum; or (3) If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) By the stockholders.
(e)	Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall: (1) Exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any (i) personal profit or other financial advantage to which such person was not legally entitled or (ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section; (2) Require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph (c)(1) of this section) of the corporation shall be made by an independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section; and (3) Require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise.

For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.

(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to SAC’s directors, officers, and controlling persons pursuant to Section 145 of the DGCL, or otherwise, SAC has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SAC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, the SAC Charter provides that no director shall be personally liable to SAC or any of SAC’s stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. In accordance with Section 102(b)(7) of the DGCL, the ASI Charter provides that no director shall be personally liable to ASI or any of ASI’s stockholders for monetary damages resulting from breaches of their fiduciary duty as directors. The effect of this provision of the SAC Charter and the ASI Charter is to eliminate SAC’s and ASI’s rights and those of SAC’s and ASI’s stockholders (through stockholders’ derivative suits on SAC’s or ASI’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate SAC’s or ASI’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

The SAC Charter also provides that SAC will, to the fullest extent authorized or permitted by applicable law, indemnify SAC’s current and former officers and directors, as well as those persons who, while directors or officers of SAC’s corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to the SAC Charter will be indemnified by SAC in connection with a proceeding initiated by such person only if such proceeding was authorized by SAC’s board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by the SAC Charter is a contract right that includes the right to be paid by SAC the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by SAC’s officer or director (solely in the capacity as an officer or director of SAC’s corporation) will be made only upon delivery to SAC of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the SAC Charter or otherwise.

The ASI Charter also provides that ASI has the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee, agent or trustee of ASI, any predecessor of ASI or any subsidiary or affiliate of ASI, or serves or served at any other enterprise as a director, officer, employee, agent or trustee at the request of ASI or any predecessor to ASI. ASI shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of ASI or any predecessor of ASI, or serves or served at any other enterprise as a director or officer at the request of ASI, any predecessor to ASI or any subsidiary or affiliate of ASI as and to the extent (and on the terms and subject to the conditions) set forth in the bylaws of ASI or in any contract of indemnification entered into by ASI and any such person.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by the SAC Charter or the ASI Charter may have or hereafter acquire under law, the SAC Charter, the ASI Charter, the SAC Bylaws, the ASI Bylaws an agreement, vote of stockholders or disinterested directors, or otherwise.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the SAC Charter or the ASI Charter, the liability of SAC’s or ASI’s directors to SAC or ASI or SAC’s or ASI’s stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of the SAC Charter or the ASI Charter affecting indemnification rights, whether by SAC’s or ASI’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits SAC or ASI to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. The SAC Charter also permits SAC, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than those specifically covered by the SAC Charter.

The SAC Bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in the SAC Charter. In addition, the SAC Bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by SAC within a specified period of time. The SAC Bylaws also permit SAC to purchase and maintain insurance, at SAC’s expense, to protect SAC and/or any director, officer, employee or agent of SAC’s corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not SAC would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of the SAC Bylaws affecting indemnification rights, whether by SAC’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits SAC to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

SAC has entered into indemnity agreements with each of SAC’s officers and directors, a form of which was filed as Exhibit 10.8 of SAC’s Registration Statement on Form S-1, filed with the SEC on November 24, 2021. These agreements require SAC to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to SAC, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The ASI Bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in the ASI Charter. In addition, the ASI Bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by ASI within a specified period of time. The ASI Bylaws also permit ASI to purchase and maintain insurance, to protect any director, officer, employee or agent of ASI’s corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not ASI would have the power to indemnify such person against such liability under the DGCL.

Any repeal or amendment of provisions of the ASI Bylaws affecting indemnification rights, will (unless otherwise required by applicable law) be prospective only.

Item 21. Exhibits and Financial Statements Schedules.

(a)Exhibits.

Exhibit Number	Description
2.1+

Agreement and Plan of Merger, dated September 11, 2024, by and among Southport Acquisition Corporation, Sigma Merger Sub, Inc. and Angel Studios, Inc. (included as Annex A to the joint proxy statement/prospectus).

3.1

Amended and Restated Certificate of Incorporation of Southport Acquisition Corporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

3.2

Amendment to the Amended and Restated Certificate of Incorporation of Southport Acquisition Corporation, dated June 9, 2023 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Southport Acquisition Corporation on June 9, 2023).

3.3

Second Amendment to the Amended and Restated Certificate of Incorporation of Southport Acquisition Corporation, dated March 14, 2024 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Southport Acquisition Corporation on March 14, 2024).

3.4	Amended and Restated Bylaws of Southport Acquisition Corporation (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

3.5	Form of Amended and Restated Certificate of Incorporation of Southport Acquisition Corporation (to be renamed Angel Studios, Inc.) (included as Annex H to the joint proxy statement/prospectus).

3.6	Form of Amended and Restated By-Laws of Southport Acquisition Corporation (to be renamed Angel Studios, Inc.) (included as Annex I to the joint proxy statement/prospectus).

4.1

Specimen Unit Certificate of Southport Acquisition Corporation (incorporated by reference to Exhibit 4.1 to the Form S-1 (File No. 333-261370) filed by Southport Acquisition Corporation on November 24, 2021).

4.2

Specimen Class A Common Stock Certificate of Southport Acquisition Corporation (incorporated by reference to Exhibit 4.2 to the Form S-1 (File No. 333-261370) filed by Southport Acquisition Corporation on November 24, 2021).

4.3

Specimen Warrant Certificate of Southport Acquisition Corporation (incorporated by reference to Exhibit 4.3 to the Form S-1 (File No. 333-261370) filed by Southport Acquisition Corporation on November 24, 2021).

4.4

Warrant Agreement, dated December 9, 2021, by and between Southport Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

4.5*

Form of Amendment to the Warrant Agreement, by and between Southport Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (to be included as Annex G to the joint proxy statement/prospectus).

4.6*	Specimen Common Stock Certificate of Angel Studios, Inc.

Exhibit Number	Description

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered.

10.1

Sponsor Support Agreement, dated September 11, 2024, by and among Southport Acquisition Sponsor LLC, Southport Acquisition Corporation and Angel Studios, Inc. (included as Annex C to the joint proxy statement/prospectus).

10.2

Stockholder Support Agreement, dated September 11, 2024, by and among Southport Acquisition Corporation, Angel Studios, Inc. and the persons set forth on Schedule I thereto (included as Annex B to the joint proxy statement/prospectus).

10.3

Form of Amended and Restated Registration Rights Agreement, by and among Angel Studios, Inc., Southport Acquisition Sponsor LLC, certain stockholders of Angel Studios, Inc., as set forth on Schedule 1 thereto and the other parties set forth on Schedule 2 thereto (included as Annex D to the joint proxy statement/prospectus).

10.4

Form of Lock-Up Agreement, by and among Angel Studios, Inc., Southport Acquisition Sponsor LLC and certain persons and stockholders of Angel Studios, Inc., as set forth on the schedules thereto (included as Annex E to the joint proxy statement/prospectus).

10.5

Letter Agreement, dated December 9, 2021, by and among Southport Acquisition Corporation, Southport Acquisition Sponsor LLC and Southport Acquisition Corporation’s officers and directors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

10.6

Letter Agreement, dated January 6, 2022, by and among Southport Acquisition Corporation, Matthew Hansen and Jennifer Nuckles (incorporated by reference to Exhibit 10.3 to the Form 10-K filed by Southport Acquisition Corporation on March 31, 2022).

10.7

Investment Management Trust Agreement, dated December 9, 2021, by and between Southport Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

10.8

Administrative Support Agreement, dated December 9, 2021, by and between Southport Acquisition Corporation and Southport Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

10.9

Private Placement Warrants Subscription Agreement, dated December 9, 2021, by and between Southport Acquisition Corporation and Southport Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

10.10	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to the Form S-1 (File No. 333-261370) filed by Southport Acquisition Corporation on November 24, 2021).

10.11

Securities Subscription Agreement, dated May 27, 2021, by and between Southport Acquisition Corporation and Southport Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Form S-1 (File No. 333-261370) filed by Southport Acquisition Corporation on November 24, 2021).

10.12

Promissory Note, dated May 27, 2021, issued to Southport Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Southport Acquisition Corporation on December 14, 2021).

10.13

Promissory Note, dated October 3, 2024, issued to Southport Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Southport Acquisition Corporation on October 3, 2024).

10.14

Registration Rights Agreement, dated December 9, 2021, by and between Southport Acquisition Corporation and Southport Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.1 filed with the Form S-1 filed by Southport Acquisition Corporation on November 24, 2021).

Exhibit Number	Description
10.15	Form of Non-Redemption Agreement of Southport Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Southport Acquisition Corporation on May 26, 2023).

10.16	Form of Angel Studios, Inc. 2024 Long-Term Incentive Plan (included as Annex F to the joint proxy statement/prospectus).

10.17

Broker-Dealer Onboarding Agent Agreement by and between Rialto Markets LLC and Angel Studios, Inc. dated May 21, 2024 (incorporated by reference to Exhibit 1.1 of Angel Studios, Inc.’s Form 1-A filed on June 20, 2024).

10.18

Form of Escrow Agreement by and between North Capital Private Securities Corporation and Angel Studios, Inc. (incorporated by reference to Exhibit 1.2 of Angel Studios, Inc.’s Form 1-A filed on June 20, 2024).

10.19

Joint Plan of Reorganization of Trustee and Studios under Chapter 11 of the Bankruptcy Code, dated August 28, 2020 (incorporated by reference to Exhibit 1.2 of Angel Studios, Inc.’s Form 1-U filed on September 15, 2020).

10.20

Investor Rights and Voting Agreement between Angel Studios, Inc. and certain investors, dated February 27, 2014 (incorporated by reference to Exhibit 3.1 of Angel Studios, Inc.’s Form 1-A filed on September 22, 2016).

10.21

Amended and Restated Class B Stockholders Agreement between Angel Studios, Inc. and its Class B Common Stockholders, dated August 18, 2021 (incorporated by reference to Exhibit 3.1 of Angel Studios, Inc.’s Form 1-U filed on August 18, 2021).

10.22	Subscription Agreement (incorporated by reference to Exhibit 4.1 of Angel Studios, Inc.’s amended Form 1-A filed on August 9, 2024).

10.23	Settlement Agreement, dated August 26, 2020 (incorporated by reference to Exhibit 1.3 of Angel Studios, Inc.’s Form 1-U filed on September 15, 2020).

10.24

Asset Purchase Agreement between Angel Studios, Inc., Skip TV Holdings, LLC and VidAngel Entertainment, LLC, dated March 1, 2021 (incorporated by reference to Exhibit 1.1 of Angel Studios, Inc.’s Form 1-U filed on March 5, 2021).

10.25

Promotion and Marketing Services Agreement between Angel Studios, Inc. and Harmon Brothers, LLC, dated July 23, 2021 (incorporated by reference to Exhibit 6.1 of Angel Studios, Inc.’s Form 1-K filed on May 2, 2022).

10.26

Content License Agreement between Angel Studios, Inc. and The Chosen, LLC, dated October 18, 2022 (incorporated by reference to Exhibit 3.1 of Angel Studios, Inc.’s Form 1-U filed on October 25, 2022).

10.27

Promissory Note and Security Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC, dated March 1, 2021 (incorporated by reference to Exhibit 6.6 of Angel Studios, Inc.’s Form 1-K filed on April 28, 2023).

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of BDO USA, P.C.

23.2	Consent of Tanner LLC.

23.3*	Consent of Wachtell, Lipton, Rosen & Katz (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

97.1

Clawback Policy, dated January 23, 2024, by and among Southport Acquisition Corporation and its executive officers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Southport Acquisition Corporation on January 24, 2024).

99.1*	Form of Proxy Card for the Special Meeting of Stockholders of Southport Acquisition Corporation.

Exhibit Number	Description

99.2*	Form of Proxy Card for the Special Meeting of Warrantholders of Southport Acquisition Corporation.

99.3*	Form of Proxy Card for the Special Meeting of Stockholders of Angel Studios, Inc.

99.4	Consent of Neal Harmon to be named as a director.

99.5	Consent of Paul Ahlstrom to be named as a director.

99.6	Consent of Katie Liljenquist to be named as a director.

99.7	Consent of Jennifer Nuckles to be named as a director.

99.8	Consent of Jared Stone to be named as a director.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107	Filing Fee Exhibit.
*	To be filed by amendment.
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22.  Undertakings.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of Connecticut, on the 12th day of November, 2024.

SOUTHPORT ACQUISITION CORPORATION

By:	/s/ Jeb Spencer
Name: Jeb Spencer
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeb Spencer and Jared Stone as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign one or more registration statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Southport Acquisition Corporation and to file the same, with any exhibits thereto, with the SEC, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jeb Spencer	Chief Executive Officer	November 12, 2024
Jeb Spencer	(Principal Executive Officer and Principal Financial and Accounting Officer) and Director

/s/ Jared Stone	Chairman of the Board	November 12, 2024
Jared Stone

/s/ Sigmund Anderman	Director	November 12, 2024
Sigmund Anderman

/s/ Matthew Hansen	Director	November 12, 2024
Matthew Hansen

/s/ Jennifer Nuckles	Director	November 12, 2024
Jennifer Nuckles

/s/ Cathleen Schreiner Gates	Director	November 12, 2024
Cathleen Schreiner Gates

/s/ David Winfield	Director	November 12, 2024
David Winfield

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah, on the 12th day of November, 2024.

ANGEL STUDIOS, INC.

By:	/s/ Neal S. Harmon
Name: Neal S. Harmon
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Neal S. Harmon and Patrick Reilly as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign one or more registration statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Angel Studios, Inc. and to file the same, with any exhibits thereto, with the SEC, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	November 12, 2024
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	November 12, 2024
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Paul Ahlstrom	Director	November 12, 2024
Paul Ahlstrom

/s/ Katie Liljenquist
Katie Liljenquist	Director	November 12, 2024